As confidentially submitted to the Securities and Exchange Commission on July 28, 2023, as Amendment No. 7 to the initial confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Miami International Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	26-1482385 (I.R.S. Employer Identification No.)
7 Roszel Road, Suite 1A
Princeton, NJ 08540
(609) 897-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas P. Gallagher
Chairman and Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
(609) 897-7300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herbert F. Kozlov, Esq. Danielle Carbone, Esq. Wendy A. Grasso, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400	Barbara Comly, Esq. Executive Vice President, General Counsel and Corporate Secretary Miami International Holdings, Inc. 7 Roszel Road, Suite 1A Princeton, New Jersey 08540 (609) 897-7300	Paul Tropp, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 569-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated         , 2023
        Shares
Common Stock

This is an initial public offering of shares of common stock of Miami International Holdings, Inc. We are offering shares of our common stock, and the selling stockholders named in this prospectus are offering shares of common stock. We will not receive any proceeds from the sale of shares of our common stock offered by the selling stockholders.
Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $      and $      per share.
We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MIAX”.
Our amended and restated certificate of incorporation contains certain voting and ownership limitations and transfer restrictions that will remain in place for as long as we control a registered U.S. national securities exchange. Specifically, our amended and restated certificate of incorporation prohibits (i) any person from owning greater than 40% of any class of our capital stock, (ii) exchange members from owning greater than 20% of any class of our capital stock and (iii) all persons from voting shares representing more than 20% of the voting power of our then issued and outstanding capital stock either alone or together with any related persons, in each case subject to certain conditions and exceptions, including the waiver by the board of directors (except with respect to exchange members). See the section titled “Description of Capital Stock.”
We are an “emerging growth company” under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 23 of this prospectus to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on          , 2023.

Piper Sandler
         , 2023

MIH
Miami International Holdings Inc.
Brickell Av

miax®

Options / Equities / Futures / International

Miami International Holdings, Inc (MIH) is the corporate holding company of MIAX and various subsidiaries.

MIAX is a technology-driven leader that builds and operates regulated financial marketplaces across multiple asset classes and geographies.

AT-A-GLANCE

7	13th	99.999%
Exchanges in operation	Largest global derivatives exchange operator	Uptime since inception on the MIAX Exchanges

Our broad portfolio of licenses puts us in a strong position to pursue opportunities across multiple asset classes and enables us to accelerate new product development and expand our markets.

"Best Trading Platform"

2023 Fund Intelligence Operations and Service Awards

"Top 40 Innovator in the Capital Markets"

2023 TabbFORUM's NOVA

"Best Options Trading Platform"

2022 Fund Intelligence Operations and Service Awards

"Most Innovative Exchange Technology"

2021 Fund Intelligence Operations and Service Awards

2019 & 2020 Fund Technology and WSL Awards

Exceptional customer service

MIAX operates markets across diverse asset classes.

U.S. Options

- 3 fully automated electronic options exchanges with 16.5% market share in the first quarter of 2023
- 5.7 billion options contracts traded since inception
- “Best Options Trading Platform”
  2022 Fund Intelligence Operations and Service Awards

miax Options | miax Pearl Options | miax Emerald

37% ADV CAGR
6.4%
Market Share
1.0 M ADV
16.5%
Market Share
7.0 M ADV
Q1 2016
Q1 2023

MIAX has been the fastest growing exchange in U.S. multi-listed options since 2016

U.S. Equities

- Leverages scalability of our in-house built proprietary technology
- Transparent, low cost venue with highly competitive Maker-Taker pricing
- Facilitates cross-selling and cross-asset pricing, and expands market data monetization opportunity miax Pearl Equities

315.9% CAGR
0.1%
0.4%
0.99%
1.29%
2020
2021
2022
Q1 2023

MIAX Equities Market Share

U.S. Futures

- MGEX operates as a Designated Contract Market and a Derivatives Clearing Organization registered with the CFTC
- LedgerX operates as a Designated Contract Market, Derivatives Clearing Organization and Swap Execution Facility registered with the CFTC
- MGEX and LedgerX both offer clearing as a service to other Designated Contract Markets

6.3 M
10 M
8 M
1.2 M
2020
2021
2022
Q1 2023

MGEX and LedgerX Total Volume of Futures & Options on Futures Contracts

International Listings

- A fully electronic, vertically integrated international securities market
- Global leader in the listing of Insurance-Linked Securities
- Located in Bermuda, which has an advanced digital asset regulatory environment

1,231
1,294
1,337
1,343
2020
2021
2022
Q1 2023

Total Securities Listed on BSX

In October 2022 MIAX acquired Dorman Trading, LLC, a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders across a number of futures exchanges.

An agile company with international reach

Minneapolis

Princeton

Miami

Chicago

Bermuda

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus that we may authorize to be delivered or made available to you. The selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.
Trademarks
We own MIAX®, MIAX Options®, MIAX Pearl®, MIAX Emerald®, and LedgerX® as trademarks or service marks in the United States and certain other jurisdictions. We also have rights to use, in connection with our technologies and services, the SPIKES® trademark, which is owned by T3i Pty LTD.
This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but in the case of our

i

trademarks and trade names or those of our licensors, such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

ii

PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “MIAX,” the “Company,” “we,” “us” and “our” refer to Miami International Holdings, Inc. (“MIH”), together with its wholly-owned subsidiaries. The term “MIAX Exchanges” refers to our MIAX branded exchanges: MIAX Options, MIAX Pearl Options, MIAX Pearl Equities and MIAX Emerald.
Our amended and restated certificate of incorporation contains certain voting and ownership limitations and transfer restrictions that will remain in place for as long as we control a registered U.S. national securities exchange. Specifically, our amended and restated certificate of incorporation prohibits (i) any person from owning greater than 40% of any class of our capital stock, (ii) exchange members from owning greater than 20% of any class of our capital stock and (iii) all persons from voting shares representing more than 20% of the voting power of our then issued and outstanding capital stock either alone or together with any related persons, in each case subject to certain conditions and exceptions, including the waiver by the board of directors (except with respect to exchange members). See the section titled “Description of Capital Stock.”
Our Company
We are a technology-driven leader in building and operating regulated financial marketplaces across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by our in-house built, proprietary technology. We believe the speed and performance of our proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
Our MIAX Exchange trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry. We are regarded as a market leader relative to many of our peers with respect to our technology, based on feedback from our customers. We differentiate our trading platform with our throughput, latency, reliability and wire-order determinism.
We maintain a broad portfolio of U.S. exchange and clearing licenses, in both securities and futures. We operate markets across a diverse number of asset classes including options and cash equities as well as futures, options on futures and swaps. Our markets currently include: options on our exchanges regulated by the Securities and Exchange Commission (the “SEC”) through MIAX Options®, MIAX Pearl®, and MIAX Emerald®; U.S. equities through MIAX Pearl Equities — also regulated by the SEC; U.S. futures and options on futures through the Minneapolis Grain Exchange, LLC (“MGEX”), which is regulated by the Commodity Futures Trading Commission (the “CFTC”); U.S. futures, options on futures, and swaps through LedgerX LLC (“LedgerX”), which is regulated by the CFTC; and international listings through The Bermuda Stock Exchange (“BSX”), which is regulated by the Bermuda Monetary Authority (the “BMA”). We also own Dorman Trading, LLC (“Dorman Trading”), a full-service Futures Commission Merchant (“FCM”) registered with the CFTC and the National Futures Association (“NFA”), which we acquired in October 2022. We plan to launch a fourth U.S. equity options exchange, MIAX Sapphire, LLC (“MIAX Sapphire”), which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC.
Our portfolio of proprietary products, which are products licensed to us for exclusive listing on our exchanges, currently consists of the SPIKES Volatility products. We also list Hard Red Spring Wheat futures which, as of the date of this prospectus, trade solely on MGEX. We are also developing new products for our markets. We offer clearing services for U.S. futures and options on futures through the MGEX derivatives clearing organization (“MGEX Clearing”) and for futures, options on futures, and swaps through the LedgerX derivatives clearing organization (“LedgerX Clearing”). We plan to expand our suite of proprietary and other products on MGEX and LedgerX, and may enter into additional clearing as a service agreements with futures markets that would increase the offerings on MGEX, LedgerX, or both.

Our roles and responsibilities as an options exchange or as a Designated Contract Market (“DCM”) or Derivatives Clearing Organization (“DCO”) do not differ with respect to our proprietary products from other products traded on our exchanges or cleared by MGEX Clearing or LedgerX Clearing. For a discussion of the fees charged for our proprietary and exclusively-listed products, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations.”
Since launching our first options exchange in 2012, MIAX has grown to be the 13th largest global derivatives exchange operator as of March 31, 2023, as measured by the total number of futures and options contracts traded on exchanges as reported by the Futures Industry Association (the “FIA”). In 2022, trading in multi-listed U.S. options on our MIAX Exchanges totaled 1.29 billion contracts, a 2.9% decrease from the 2021 total. Total volume of futures and options on futures on the MGEX exchange reached 3.3 million contracts in 2022, a decrease of 15.0% from the 2021 total. For the three months ended March 31, 2023 trading in multi-listed U.S. options on our exchanges totaled 434.0 million contracts, a 24.8% increase from the same period in 2022. Total volume of futures and options on futures on the MGEX exchange was 661,586 contracts for the three months ended March 31, 2023, a decrease of 28.9% from the same period in 2022.
Total volume of futures, options on futures, and swaps on LedgerX was 559,575 contracts for the three months ended March 31, 2023, a decrease of 66.1% from the same period in 2022. A total of 4.7 million contracts were traded on LedgerX in 2022, a decrease of 23.3% from the 2021 total.
The notional amount of swaps trading on the LedgerX Swap Execution Facility (“SEF”) for the three months ended March 31, 2023 totaled $126.2 million, a decrease of 80.7% from the same period in 2022. The notional amount of swaps trading on the LedgerX SEF totaled $124.7 million in 2022, a 54.8% decline from the 2021 total.
MIAX has a strong track record of organic growth. By increasing scale and launching new marketplaces, we have been able to substantially grow our transaction volume. Our average daily volume in U.S. options on the MIAX Exchanges increased from 1.0 million contracts in 2015 to 7.0 million contracts in the three months ended March 31, 2023, a compound annual growth rate of 30.7%. For the three months ended March 31, 2023, our average daily volume in U.S. options on the MIAX Exchanges was 7.0 million, as compared to 5.6 million contracts in the same period in 2022.
Our revenue consists primarily of transaction fees, access fees, and market data fees related to transactions executed on our exchanges. For the three months ended March 31, 2023 and the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, our revenues less cost of revenues were $59.4 million, $195.6 million, $181.3 million, and $113.8 million, our adjusted revenues less cost of revenues were $60.1 million, $198.6 million, $184.0 million, and $127.4 million, our net income (loss) was $(2.2) million, $57.3 million, $(93.6) million and $(32.1) million, our adjusted EBITDA was $21.2 million, $60.3 million, $67.4 million, and $46.2 million, with an Adjusted EBITDA margin of 35.3%, 30.4%, 36.7%, and 36.3%. For definitions of adjusted revenues less cost of revenues, adjusted EBITDA, adjusted EBITDA margin and reconciliations to net income, and their most directly comparable financial measure presented in accordance with GAAP, see “— Summary Consolidated Financial Data”.
Our History
Subsequent to the significant consolidation amongst equity and options exchanges, MIAX’s founders saw an opportunity to build a differentiated exchange managed by a team with significant trading, exchange, and technology experience. The founders’ vision was to use a technology-first and customer-centric approach to develop faster and more reliable markets for participants.
MIAX was launched with a mission to provide:
•
marketplaces that cater to the needs of the customer and trading communities;

•
competitive pricing based on a low-cost operating structure;

•
superior customer service and performance; and

•
outstanding technology, reliability, and risk protections.

We received SEC approval for our first options exchange, MIAX Options, which officially launched in December 2012. We launched our second options exchange, MIAX Pearl, in February 2017 and launched MIAX Emerald, our third exchange, in March 2019. Following the success of our options exchanges, we scaled and leveraged the technology we built for our core options systems to launch cash equities on MIAX Pearl Equities, our first equities platform, in September 2020.
We completed the acquisition of MGEX in December 2020. This strategically important acquisition provided us with access to the U.S. futures market. In October 2022, we acquired Dorman Trading. Dorman Trading is a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges. We acquired LedgerX in May 2023. The licenses held by MGEX and LedgerX, including their DCM and DCO licenses, as well as the SEF license held by LedgerX and the FCM license held by Dorman Trading, enable us to provide products and services in futures execution, listing and clearing across multiple venues.
In February 2019, MIAX Options began trading our first proprietary options product on the SPIKES Volatility Index (“SPIKES Index”). We launched our first proprietary futures product on MGEX with futures on the SPIKES Index in December 2020.
We also expanded our international capabilities through the acquisition of BSX, which we completed in December 2020. BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda that specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants, and Insurance Linked Securities (“ILS”).
In 2013, we established our first of five equity rights programs (each, an “ERP”), a unique performance warrant program designed to build market share while further aligning us with our trading firms, order flow providers, and market makers. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees (in the case of ERPs I through IV) or the prepayment of certain exchange fees (in the case of ERP V). The warrants issued to each participant under these programs generally vest upon the achievement of certain liquidity volume targets by such firm on MIAX Options, MIAX Pearl, or MIAX Pearl Equities, as applicable. We have successfully completed four ERPs to date, which have resulted in significant market share gains, and commenced the fifth ERP on MIAX Pearl Equities in January 2021. As of March 31, 2023, the periods during which warrants may be earned under all ERPs have expired other than with respect to ERP V. Unvested warrants issued pursuant to ERP V that remain eligible for vesting are expected to vest immediately prior to the completion of this offering; provided this offering constitutes a “Qualified IPO,” which is defined in the warrants as an offering resulting in net proceeds to us in excess of $250 million. See “Description of Capital Stock — Equity Rights Program Warrants” for additional information regarding the warrants issued under our ERPs.
Industry Trends
We believe the following trends will continue to be key factors in the performance and dynamics of the markets in which we operate:
•
Heightened market volatility;

•
Growing retail investor participation;

•
Technological advances;

•
Increased sophistication of trading strategies; and

•
Proliferation and adoption of new asset classes and financial products.

Our Markets
U.S. Options
We operate three fully automated electronic options exchanges in the United States which are each national securities exchanges regulated by the SEC. Each of our U.S. options exchanges has a distinct allocation and pricing model. Total volume on our options exchanges in 2022 reached 1.29 billion contracts, a 2.9% decrease from the 2021 total, representing a market share of 13.5% in the period. In March 2023, 161.3 million multi-listed options contracts were executed on our options exchanges, a 32.5% increase from the March 2022 total. Total volume in the first three months of 2023 reached 434.0 million contracts on our options exchanges, a 24.8% increase from the same period in 2022, representing a market share of 16.5% during this period. We have grown our options market share over time by focusing on delivering superior technology capabilities, innovation, product development, exceptional customer service, and competitive pricing.
MIAX Options launched in December 2012 with a Pro Rata allocation model with Customer Rebate pricing. MIAX Pearl was launched in February 2017 and offers a Price-Time allocation and Maker-Taker fee structure. MIAX Emerald, our third exchange, was launched in March 2019 to serve as a counterpart to MIAX Options and MIAX Pearl by providing a Pro Rata allocation like MIAX Options and a Maker-Taker fee structure like MIAX Pearl. In the first three months of 2023, we had access to approximately 89% of the total U.S. options market volume, with the remaining approximately 11% being the Taker-Maker model and/or traded on exchange floor. In order to have access to the remaining 11% of the options market, we plan to launch a fourth U.S. options exchange, MIAX Sapphire, which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC.
U.S. options exchanges differ by their allocation model and pricing model. The allocation model determines who, among those posting orders on the exchange (“Liquidity Makers”) at a given price, are allocated trading volume when an order or quote is placed to execute against resting liquidity (“Liquidity Takers”). Regardless of allocation model, more aggressively priced liquidity always trades ahead of liquidity at a worse price. For liquidity resting with the same price, a Price-Time allocation will allocate trades to liquidity based on the time the liquidity was entered on the book, so older liquidity will be executed ahead of newer liquidity, while Pro Rata allocation typically allocates trades to liquidity based on the size of the resting liquidity.
The pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange liquidity payment. A Maker-Taker model generally pays a liquidity payment to the Liquidity Maker for each contract traded and charges a transaction fee to the Liquidity Taker. A Taker-Maker model generally pays a liquidity payment to the Liquidity Taker for each contract traded and charges a transaction fee to the Liquidity Maker. The Customer Rebate model generally charges market makers and professional traders to execute each contract traded and pays a liquidity payment to customers.
U.S. Equities
Under MIAX Pearl’s national securities exchange license and leveraging the technology and systems built for our options exchanges, MIAX Pearl Equities launched as a cash equities exchange on September 29, 2020, and as of March 31, 2023, had a total of 50 exchange members. It was built with the support of our trading firms, liquidity providers, and market makers to provide an alternative to the incumbent equities platforms in the United States. MIAX Pearl Equities is a fully automated electronic equities trading platform that leverages MIAX’s technology and infrastructure. The MIAX options technology was adapted for the unique functional and performance demands of equities trading, which allows us to provide high performance while taking advantage of the scale associated with a system built for options trading.
MIAX Pearl Equities offers trading in all U.S. equity securities designated under the National Market System (“NMS”) qualifying for Unlisted Trading Privileges (“UTP”).
U.S. Futures, Options on Futures and Swaps
We operate two futures exchanges, two futures clearing houses, and one SEF in the United States, each regulated by the CFTC, operating with different products and service models. Our access to the U.S. futures, options on futures and swaps markets positions MIAX as a multi-asset exchange operator.
MGEX is a fully electronic, vertically integrated futures exchange and clearing house that was established in 1881. It is registered with the CFTC as a DCM and DCO. The MGEX DCO operates on proprietary technology, which we recently upgraded to support our growing portfolio of new products and to enhance customer experience. The MGEX DCO serves as the exclusive venue for the clearing of products listed on the MGEX DCM. The MGEX DCO also may serve as the exclusive venue for the clearing of certain other products listed on other DCMs from time to time, pursuant to written agreement between MGEX and the DCM.
We believe that MGEX’s unrestricted DCM and DCO licenses as they relate to futures and options on futures are highly valuable given that unrestricted licenses can offer margin on cleared futures positions, as compared to certain other DCOs that can only offer fully collateralized clearing on futures positions. As of March 31, 2023, we had 14 clearing members on MGEX, most of which are FCMs. Additional FCMs may access MGEX’s markets through relationships with existing MGEX clearing members.
MIH acquired LedgerX on May 19, 2023. LedgerX is a fully electronic vertically integrated DCM, DCO and SEF, with regulatory approval from the CFTC to list and clear fully collateralized futures, options on futures, and swaps. Fully collateralized positions are those wherein the DCO holds, at all times, funds or commodities (such as Bitcoin or Ether) in the form of the required payment sufficient to cover the maximum possible obligation or loss that a party or a counterparty could incur upon liquidation or expiration of the contract. LedgerX received approvals from the CFTC on July 6, 2017 (SEF), July 24, 2017 (DCO), and June 24, 2019 (DCM). The DCO Order was amended on September 2, 2020 to remove a provision that limited the products eligible for the DCO to digital assets.
On October 16, 2017, LedgerX commenced its principal business activities, making it the first federally regulated exchange and clearing house to list and clear fully collateralized, physically settled Bitcoin swaps and options. On June 24, 2019, LedgerX began to list and clear fully collateralized, physically settled Bitcoin futures. On June 30, 2021, LedgerX began to list and clear fully collateralized, physically settled Ether swaps and options.
Unlike with MGEX and most other futures markets, LedgerX participants access the LedgerX markets directly. This means investors onboard directly with the LedgerX clearing and trading platforms and not through an FCM. LedgerX markets run 24 hours per day, 7 days a week and 365 days a year.
The acquisition of LedgerX provides us with a second venue in the U.S. futures market, positioning MIAX as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license. There were 603 participants on LedgerX that executed at least one trade in March 2023.
In the past few years, there has been increased competition for providing clearing services for registered exchanges and we expect competition to continue to increase. As the trading of centrally cleared products has increased over the past decade, both as a result of global regulatory requirements and in recognition of the role central counterparties play in adding stability to the financial system and reducing market risk, so has the use of clearing houses in clearing exchange transactions. The high financial and regulatory hurdles to registering as a DCO with the CFTC in the United States, however, have increased demand by registered DCMs to outsource or use a third-party service provider like MGEX or LedgerX for their central clearing services.
LedgerX currently operates its own technology stack, which enables vertically integrated matching and clearing. LedgerX’s proprietary technology stack includes matching, clearing, reporting and supporting software developed by LedgerX employees and contractors. This software makes use of open-source libraries commonly used in proprietary software. Market surveillance technology utilized by LedgerX is provided by an external vendor.
In October 2022, we acquired Dorman Trading, a full-service FCM registered with the CFTC. Dorman Trading is a clearing member on MGEX and can provide access to the products traded on the MGEX DCM.
International Listings
BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda and organized in 1971. BSX specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants, and ILS. We initially acquired a majority interest in BSX in October 2019 and completed the acquisition of the remaining shares of BSX in December 2020.
BSX is the global leader in the listing of Insurance Linked Securities (“ILS”) vehicles which provide catastrophic peril reinsurance coverage. As of March 2023, 773 ILS in total were listed on BSX with an aggregate market issuance outstanding of $52.5 billion. Of the total ILS listings, 378 were vehicles providing catastrophic peril reinsurance coverage. The global issuance for that class was $37.5 billion, with BSX listed ILS vehicles providing catastrophic peril reinsurance coverage having an outstanding value of $34.7 billion representing approximately 93% of the global issuance. As of March 31, 2023, there were 1,343 securities listed on BSX, a 1.6% increase from 1,322 as of March 31, 2022, and the market capitalization of the companies listed on BSX totaled approximately $175 billion. Issuance figures are stated in notional value.
In addition to gaining access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy. Bermuda has an advanced cryptocurrency and digital asset regulatory environment, positioning it to be a leading jurisdiction for the trading of these products.
Our Proprietary Products
SPIKES Volatility Products
In collaboration with T3i Pty LTD (“T3”), a developer of innovative volatility indexes, we developed and launched the SPIKES Volatility Index (index symbol: SPIKE) in April 2018. The SPIKES Index is a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY). The SPIKES Index uses live SPY options prices to calculate volatility. The SPIKES Index is designed to improve upon and compete head-to-head against Cboe Global Markets Inc.’s (“Cboe”) proprietary VIX index, which has long been the sole product addressing the volatility market. Pursuant to our license and commercialization agreement with T3, our exchanges are the exclusive venue for the listing and trading of derivatives based on the SPIKES Index.
In February 2019, we launched cash-settled options on the SPIKES Index on the MIAX Options exchange. In December 2020, we launched cash-settled futures on the SPIKES Index on MGEX, with distribution through CME Globex. In October 2021, we began calculating the VSPIKES Index (symbol:VSPKE), a measure of the expected 30-day volatility in the SPIKES Index. VSPKE provides a reliable metric on “volatility of volatility.” There are no tradeable products on VSPKE. We also collaborated with T3 to establish and launch ConvexityShares, an exchange traded product (“ETP”) issuer that launched two SPIKES-based ETPs on August 16, 2022. The ConvexityShares ETPs consist of the ConvexityShares 1x SPIKES Futures ETP and the ConvexityShares Daily 1.5x SPIKES Futures ETP. These products are organized as commodity pools and are registered with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The products are primarily listed and traded on NYSE Arca. The ConvexityShares 1x SPIKES Futures ETP seeks investment results, before fees and expenses, that match (1x) the performance of the T3 SPIKE Front 2 Futures Index (the “SPKF Index”). The ConvexityShares Daily 1.5x SPIKES Futures ETP seeks investment results, before fees and expenses, that correspond to 150% (1.5x) of the performance of the SPKF Index for a single day.
MIAX Futures, LLC has a 51.0% ownership stake in ConvexityShares. In September 2022, options were listed on the SPIKES-based ETPs, which are multi-listed and traded on all U.S. options exchanges, including the MIAX Exchanges.
Our Competitive Strengths
We have established ourselves as a leading multi-asset exchange operator by leveraging a number of key strengths, including:
Proprietary MIAX Exchange Technology Platform
We operate a proprietary, advanced trading system that was developed in-house and designed for the unique functional and performance demands of options and cash equities trading and has been a key driver of our market share growth in U.S. Options and U.S. Equities. This platform provides a scalable infrastructure that allows us to quickly and efficiently expand into other asset classes while retaining speed, performance, and reliability, as evidenced by the successful launch of MIAX Pearl Equities in September 2020.
Our MIAX Exchange trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry. We are regarded as a market leader relative to many of our peers with respect to our technology, based on feedback from our customers. We differentiate our MIAX Exchange trading platform with our throughput, latency, reliability and wire-order determinism.
Our MIAX Exchange trading platforms have experienced very low operational downtime. For the years ended December 31, 2022 and 2021, all of our MIAX Exchange markets were immediately and automatically accessible (i.e., fully operational), 100.00000000% and 99.99998851% of the time, respectively. For the three months ended March 31, 2023, our MIAX Exchange markets were immediately and automatically accessible 100.00000000% of the time. We believe that this reliability provides our customers with an additional incentive to use our platforms to mitigate trade execution risk, especially in times of extreme market volatility. Our maximum sustained throughput capability (as measured by maximum quotes and orders per second) for each of the MIAX Exchanges is currently: MIAX Options — 35.5 million per second; MIAX Emerald Options — 19.0 million per second; MIAX Pearl Options — 10.0 million per second; and MIAX Pearl Equities — 9.0 million per second.
Focus on Innovation and Product Development
We have a highly experienced leadership team with experience in developing, operating, and trading on exchanges. This experience, along with our culture of collaboration with our trading member firms through strategic relationships, has helped build a strong track record of innovation and product development. In December 2020, we launched our first SPIKES Volatility proprietary futures product on the MGEX platform. We continue to evaluate new product possibilities on an ongoing basis and have a robust pipeline of new products we plan to launch in the future.
We plan to launch a variety of new products on our exchanges covering different asset classes, however we do not intend to launch any crypto-related products or services in the near future on our national securities exchanges which are regulated by the SEC (MIAX, MIAX Pearl, MIAX Emerald) or, once live, will be regulated by the SEC (MIAX Sapphire). Subject to regulatory approval, we plan to launch crypto-related products on MGEX and LedgerX, which are regulated by the CFTC.
Products planned for MGEX in the near term include cash-settled futures contracts on Bitcoin, options on Bitcoin futures contracts, options on the SPIKES futures contract as well as mini SPIKES futures contracts. The launch of these products will be subject to MGEX making the necessary rule filings with the CFTC. The trading of these products will be regulated under our MGEX DCM license and the clearing will be regulated under the MGEX DCO license. Since these contracts will clear in the MGEX clearing house under the MGEX DCO license, we will have the ability to offer margin on these products.
There are significant regulatory hurdles to launching new crypto-related products and the launch of any regulated crypto-related product will be subject to any required regulatory approval, as well as market conditions, customer interest and Company resources, and we cannot currently predict the timing of the launch of any of these products. See “Risk Factors — Risks Related to Legal and Regulatory Matters — There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.” See also “Business — Regulatory Environment and Compliance — CFTC Regulation —  MGEX and LedgerX.”
The bankruptcy of FTX Trading Ltd. (“FTX”) and the bankruptcies of other digital asset platforms has brought increased scrutiny to the digital asset industry which may impact our business. See “Risk Factors — Risks Relating to Our Ownership of LedgerX — The past, current and future operation of LedgerX may increase our regulatory costs and risks.”
Multi-Asset Exchange Operator with Broad Portfolio of Licenses
We operate across a broad range of asset classes, with exchanges in the options, equities, futures, options on futures and swaps markets, as well as two regulated futures clearinghouses. This provides us an opportunity to launch new products to expand our markets, allows us to provide clearing-as-a-service solutions to other DCMs, and enables us to accelerate product development. We believe we are well positioned to grow and become a leading player in the U.S. regulated markets through our DCO, SEF and DCM regulatory licenses with the CFTC and national securities exchange licenses with the SEC.
Strong, Collaborative Relationships with Key Market Participants
Since launching in 2012, we have developed deep relationships with our growing client base, working with them to solve the key challenges faced by today’s market participants. Many of these relationships were developed through our ERPs, which allowed us to align the interests of some of the largest order flow providers and market makers with our exchanges. These strategic relationships developed through our ERPs have been a critical tool in expanding our exchanges. We have successfully completed four ERPs and launched a fifth program in January 2021 for our U.S. equities market, MIAX Pearl Equities. Although we cannot predict whether the firms that participated in our ERPs will continue to provide the same level of order flow to our exchanges after this offering, we believe that we have demonstrated to these firms the advantages that we offer and that they will continue to drive order flow to us based on their positive experiences.
Successful History of M&A and Strategic Investments
We have successfully used M&A to drive growth in our business through the acquisitions of MGEX, BSX, Dorman Trading and LedgerX.
We also have made a number of strategic investments in companies that offer us access to commercial opportunities to develop new products and accelerate the growth of our business. One of our key investments was in T3 (developer of innovative volatility indexes, including SPIKES, YLDVOL, BitVol, EthVol, and other indexes). Through our investments, MIAX has developed a strong understanding of the market infrastructure ecosystem enabling us to move quickly on M&A opportunities to accelerate development of products. For more information about our strategic investments see “Business  — Our Strategic Investments.”
Deep, Highly Experienced Team
Our core team members have extensive experience in the financial markets covering a wide range of functions including trading, order routing, trading technology, exchange operations, clearing, finance, legal, and regulatory with many team members being with us since inception. This depth of experience has enabled us to accumulate the knowledge, relationships, and capabilities needed to serve complex, dynamic, and highly regulated markets and foster a culture of collaborative innovation with member firms, which has been an important contributor to our success to date.
Our Growth Strategy
We believe we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services, and continue expanding into new asset classes and geographies. We are focused on several attractive growth opportunities in MIAX’s core markets and beyond, as described below.
Expanding our futures markets
The acquisitions of MGEX and LedgerX provide us with two vertically integrated futures exchanges and clearing platforms to list futures and options on futures — as well as one SEF to list swaps — on new products that will be exclusive to our exchanges. This provides us an opportunity to become a substantial player in the futures market and grow our product suite. We are currently in the process of making significant investments in MGEX, to transform it from an agricultural focused market to a full solution DCM and DCO, both in terms of product and technology.
The MGEX DCO license, which is an unrestricted license as it relates to futures and options on futures, allows MGEX to offer margin on cleared positions. This presents a significant growth opportunity in the area of clearing as a service as we focus on establishing relationships with entities that want to clear their products in a regulated environment with full margining capability. We believe that MGEX is an attractive alternative to competitor DCOs given our partnership approach and track record of innovation and product development.
In October 2022, we acquired Dorman Trading, a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.
In May 2023, we acquired LedgerX, which is registered with the CFTC as a SEF, DCO, and DCM and has been granted regulatory approval from the CFTC to trade and clear fully collateralized futures, swaps and options. LedgerX holds a SEF, a DCO and a DCM license from the CFTC.
The licenses held by MGEX and LedgerX, including the DCM, SEF and DCO licenses, and FCM license held by Dorman Trading, enable us to provide products and services in futures execution, listing and clearing.
On October 16, 2017, LedgerX commenced its principal business activities, making LedgerX the first federally regulated exchange and clearing house to list and clear fully collateralized, physically settled Bitcoin swaps and options. LedgerX began to list and clear fully collateralized, physically settled Bitcoin futures in June 2019 and began to list and clear fully collateralized, physically settled Ether swaps and options in June 2021. Unlike with MGEX and the majority of other futures markets, LedgerX participants access the LedgerX markets directly. This means participants onboard directly with the LedgerX clearing and trading platforms and not through an FCM.
The acquisition of LedgerX provides us with a second venue in the U.S. futures market, positioning MIAX as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license. LedgerX also offers clearing as a service to other DCMs regulated by the CFTC.
Expanding our product offerings
In December 2020, we launched our first SPIKES Volatility proprietary futures products on the MGEX platform. We believe we have a significant growth opportunity to create a SPIKES Volatility ecosystem of products such as futures, options, ETPs, OTC, indices and data and analytics to create a powerful franchise around each product.

We continue to focus on expanding our proprietary products and expect to launch several additional products, including diamonds and other financial futures. Launch of any additional proprietary products will be subject to our receipt of required regulatory approval, and we cannot currently predict the timing of the launch of these or any other new products. The timing of the launch of new products and services is also subject to market conditions, evaluation of market size, customer interest and other factors, including Company resources.
Products planned for MGEX as discussed above under “— Our Competitive Strengths – Focus on Innovation and Product Development” include cash-settled futures contracts on Bitcoin, options on Bitcoin futures contracts, options on the SPIKES future contract as well as mini SPIKES futures contracts.
The bankruptcy of FTX and the bankruptcies of other digital asset platforms has brought increased scrutiny to the digital asset industry. See “Risk Factors — Risks Relating to Our Ownership of LedgerX — The past, current and future operation of LedgerX may increase our regulatory costs and risks.”
Capturing market share across existing options exchanges
We plan to continue expanding our market share across our options exchanges by continually monitoring the competitiveness of our fees and pricing models, improving our technology and adding functionality to provide an industry-leading experience for our members. Our execution capability, system reliability, and customer service, especially during times of volatility, have been key differentiators in increasing our market share and relevance.
As we continue to build scale and grow our market position, MIAX expects to attract increased membership and volume through additional functionality, increased penetration into the existing membership base, and expanded use and sale of market data and analytics products across our multi-listed and proprietary product offerings.
Growing our cash equities exchange
Leveraging the scalability of our team and technology, and following the success of our options exchanges, management set out to build MIAX Pearl Equities to provide a transparent, low-cost venue that leverages our technology and superior customer service. Following a successful launch of MIAX Pearl Equities in September 2020, we have continued to add members, build market share, and experience increased volumes, reporting record monthly volume of 4.4 billion shares and a record market share of 1.5% in March 2023.
We intend to introduce additional functionality, expand our data and analytics offerings, and implement pricing incentives to increase member participation and grow our diverse membership base and ecosystem to capture additional market share and enhance our position in the cash equities space.
Further monetizing and enhancing our data and analytics capabilities
As we increase our market share in core markets, the relevance of our market data products grows in value. We believe we are at an inflection point in our ability to further commercialize our market data. We are not encumbered by legacy systems or reliant on our core data revenues to date, so we have significant flexibility in how we monetize and distribute our data, providing an attractive growth opportunity. Our proprietary products also provide an additional avenue to create exclusive data and analytics products for our customers. We believe our strategic investments also create opportunities for development of additional products as well as data and analytics offerings.
BSX also has recently begun publishing MIAX Pearl Equities market data to the Pyth Network, a decentralized cross-chain data provider for financial market data distribution built on the Solana blockchain. The inclusion of this market data gives users access to real-time, top-of-book data from the MIAX Pearl Equities order book in the decentralized finance (“DeFi”) space and creates new opportunities for the use of our market data. BSX earns Pyth tokens for the data it provides to the Pyth Network. As of December 31, 2022 and March 31, 2023, the value of the Pyth tokens that were held by BSX in an account with FTX, or to be issued to BSX in the future, was immaterial, and, as described below, as a result of the FTX bankruptcy, these tokens are no longer accessible and may not be recoverable. The Pyth Foundation requested the FTX Bankruptcy Court to lift a stay related to the Pyth tokens which were primarily held in FTX accounts, and permit the reminting of the tokens, which request was granted on June 23, 2023. As a result, it is expected that BSX may be reissued tokens, although no specific timeline for such reissuance has been announced. BSX plans to hold any replacement Pyth tokens that it receives for the now-inaccessible Pyth tokens, as well as any Pyth tokens it receives in exchange for data provided to the Pyth network generally (based on the quality of the market data), in a non-FTX replacement account that may be a hot or cold wallet. There are risks related to holding the Pyth tokens in a hot wallet, including risks related to theft of the tokens or inaccessibility of the tokens in the event of a bankruptcy of the entity where the tokens are stored.
Increasing our international presence
The acquisition of BSX provides us with an opportunity to position ourselves as a leader among international exchange listing venues by utilizing BSX’s numerous international recognitions and position as the global leader in the listing of ILS. BSX provides us with a venue to expand our leading MIAX technology, derivatives trading, and regulatory expertise to address emerging markets, such as cryptocurrencies and digital assets, and provide BSX with additional support in the evolving global (re)insurance risk market.
The Bermuda regulatory environment also provides us with attractive opportunities for introducing innovative cryptocurrency and digital asset products on BSX. Bermuda is recognized as a global leader in the regulation of cryptocurrencies and digital assets through the development and introduction of a comprehensive regulatory and legislative framework known as the Digital Asset Business Act. We anticipate that these products would not be made available to U.S. persons unless such persons are eligible under applicable law and we would, in consultation with counsel, implement appropriate procedures to ensure that the investors in any products meet the eligibility requirements of such products.
BSX is growing its team with staff additions to increase business development and marketing activities in its key markets: London, New York, and South America. In November 2021, BSX moved into its new headquarters, “Exchange House”, located in Hamilton, Bermuda, which provides BSX with the ability to expand its operational footprint as its business grows. We have invested in BSX corporate technology infrastructure and integrated it into the MIAX corporate technology infrastructure to enable BSX to leverage MIAX’s leading technology as it expands its operations.
Post-Offering Balance Sheet
In connection with the offering, we intend to use a portion of the net proceeds to repay in full the approximately $89.3 million that is outstanding as of March 31, 2023 (the “Senior Secured Loan”) under our Amended and Restated Loan Agreement with FCS Advisors, LLC d/b/a Brevet Capital Advisors (“Brevet”) as the term loan lender, dated as of March 19, 2021 (“Senior Secured Loan Agreement”). In addition, the approximately $227.8 million liability associated with outstanding puttable common stock will be extinguished upon the receipt by us of net proceeds in excess of $250 million at the closing of this offering, as a result of the termination at such time of all agreements providing certain security holders with the right to put shares to the Company.
Upon termination, the puttable common stock will no longer be liability-classified. The Company will remeasure the liability as of the modification date, which is the offering date, and reclassify the liability to equity. Any incremental value associated with the modification will be recognized as expense equal to the excess, if any, of the modified award’s fair value over the original award’s fair value immediately prior to the modification. The change in value will be recorded to change in fair value of puttable common stock within non-operating (expense) income and the liability will be reclassified to common stock at par value and additional paid-in capital within equity.

Summary of Risk Factors
Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
Risks Related to Our Business

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Global economic, political and financial market events or conditions may negatively impact our business.

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Our failure to maintain order flow from providers following the expiration of our ERPs could negatively affect our results of operations.

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Revenues from our market data fees and access fees on our MIAX Exchanges may be reduced due to declines in our market share, trading volumes or regulatory changes.

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We face intense competition.

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If one or more of the index providers from which we have licenses or service providers with respect to proprietary products fail to maintain the quality and integrity of their indexes or fail to perform under our agreements with them, or if customer preferences change, or if we fail to maintain the quality and integrity of our proprietary indexes or fail to perform under our license or service provider agreements, revenues we generate from trading in these proprietary products or the calculation and dissemination of index values may suffer.

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We are dependent on the members of our senior management team and other key personnel.

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We are dependent on highly skilled employees with experience in our industry.

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Certain of our exchanges have a limited operating history.

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Financial or other problems experienced by third parties could have an adverse effect on our business.

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Our cost structure is largely fixed. If we are unable to reduce our costs if our revenues decline, our profitability will be adversely affected.

Risks Related to Owning Clearing Houses

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We are exposed to risks related to defaults by MGEX clearing members and liquidity risks.

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MGEX may incur large credit exposures on settlement days.

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Settlement bank failures could pose both credit risks and liquidity risks to the MGEX and LedgerX clearing houses.

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If a number of clearing members on MGEX substantially reduce their open interest, default or withdraw as clearing members, the concentration of risks within our clearing house will be spread among a smaller pool of clearing members, which would make it more difficult to absorb and manage risk in the event of another clearing member’s default.

Risks Related to Our Ownership of LedgerX

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We may not realize the expected benefits of our acquisition of LedgerX and the acquisition introduces additional risks to our business due to the LedgerX business model.

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LedgerX’s delivery of crypto-assets upon the settlement of its derivatives contracts has increased the risk that U.S. banks will be unwilling to accept new LedgerX accounts.

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The past, current and future operation of LedgerX may increase our regulatory costs and risks.

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We are exposed to risks related to loss or theft of crypto-assets delivered as collateral to LedgerX by its participants.

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Crypto-asset custodial solutions and related technology, including the LedgerX custodial arrangements, are subject to risks related to a loss in the event of theft of digital assets, security and cybersecurity risks, system failures and other operational issues which could cause damage to the business of LedgerX.

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There is legal uncertainty regarding crypto-asset custodial arrangements.

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The current and further operation of LedgerX may increase our cybersecurity costs and risks.

Risks Related to Owning an FCM

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Dorman Trading is subject to margin funding requirements on short notice.

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Dorman Trading is exposed to counterparty credit risk whereby the failure by persons with whom we do business to meet their financial obligations could adversely affect our business, financial condition and results of operations.

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Dorman Trading is subject to risk of default by financial institutions that hold its funds and its customers’ funds.

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Dorman Trading relies on relationships with introducing brokers for obtaining some of its clients and its business could be harmed by failure to maintain relationships with these introducing brokers and Dorman Trading’s business or reputation could be harmed by such introducing broker misconduct or errors.

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Dorman Trading’s risk management policies and procedures may leave it exposed to unidentified or unanticipated risk, which could harm its business.

Risks Related to Our Growth Strategy
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We may not be successful in offering new services or product offerings.

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We will need to invest in our operations to maintain and grow our business and to integrate acquisitions, and we may need additional funds, which may not be readily available.

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We intend to opportunistically pursue potential acquisitions and strategic alliances; these types of transactions involve risks and we may not be successful in growing our business through acquisitions or strategic alliances.

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We may fail to realize the anticipated cost savings, growth opportunities, synergies and other benefits anticipated from mergers and acquisitions or strategic alliance transactions.

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Developing and launching regulated products in the crypto-asset and other digital asset markets is highly competitive and may expose us to additional risks.

Risks Related to Our Technology
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We may not be able to keep up with rapid technological changes affecting our industry.

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If we experience significant or recurring systems failures or capacity constraints, our reputation may be harmed and we may experience a loss of business.

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Our continued growth will require significant investments in technology.

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The technology upon which we rely, including technology provided by third parties, may be vulnerable to security risks, cybersecurity risks, operational disruptions, and other risks and events that could harm our business.

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We depend on third-party providers for key components and services that are important to our business. An interruption or cessation of such components or services by any third party could have a material adverse effect on our business.

Risks Related to Our Financial Position
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We may be required to recognize impairments of our goodwill, other intangible assets or investments.

Risks Related to Legal and Regulatory Matters

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We are subject to comprehensive regulation by the SEC, CFTC, the NFA and the BMA, which can negatively impact our ability to implement needed changes or expand our products or services, and are subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.

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Changes to the legislative or regulatory environment may impose new or unanticipated burdens on one or more of our exchanges or clearing houses.

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There are significant regulatory hurdles to launching new crypto-based products.

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Our compliance with data privacy and data protection laws may result in greater costs for us.

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Our exchanges have self-regulatory obligations that may create conflicts of interest.

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If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

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We are subject to litigation risks and other liabilities.

Risks Related to Intellectual Property

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We and our licensors may not be able to protect, maintain, defend, or enforce our respective intellectual property rights.

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Any infringement by us on intellectual property rights of others could result in litigation, the outcome of which could have a material adverse effect on our business.

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Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.

Risks Related to This Offering and Our Common Stock

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Purchasers in this offering will immediately experience substantial dilution.

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Future sales and issuances of our common stock or rights to purchase common stock, could result in additional dilution and could cause the price of our common stock to decline.

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An active trading market for our common stock may not develop and, as a result, it may be difficult for you to sell your shares of our common stock. Even if an active trading market does develop, the market price may not exceed the offering price.

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If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations, then our stock price and trading volume could decline.

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The market price of our common stock is subject to fluctuations and may not reflect our long-term value at any given time, and we may be subject to securities litigation as a result.

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Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations and a right to redeem shares transferred or owned in violation of these provisions.

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Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult.

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Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

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We do not currently intend to pay dividends on our common stock.

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We have broad discretion in the use of the net proceeds from this offering.

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We may incur significant additional costs and expenses, including costs and expenses associated with the obligations of being a public company, which will require significant resources and management attention and may divert focus from our business operations, particularly after we are no longer an “emerging growth company”.

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We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

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We have previously identified a material weakness in our internal control over financial reporting that was subsequently remediated, however, if we fail to continue to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

General Risk Factors

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Climate change and the transition to renewable energy and a net zero economy pose operational, commercial and regulatory risks.

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COVID-19 and other health risks could negatively affect our business.

Corporate Information
We were incorporated in 2007 as a Delaware corporation. Our principal executive offices are located at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 and our telephone number is (609) 897-7300.
Our website address is www.miaxglobal.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
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we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

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we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, (the “Sarbanes-Oxley Act”);

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we will provide less extensive disclosure about our executive compensation arrangements; and

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we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early.

THE OFFERING
Common stock offered by us
        shares.
Common stock offered by the selling stockholders
        shares.
Option to purchase additional
shares
        shares.
Common stock to be outstanding after this offering
        shares, or        shares if the underwriters exercise their option to purchase additional shares in full.
Use of proceeds
We estimate that the net proceeds to the Company from this offering will be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders, which include affiliates of certain underwriters.
We intend to use the net proceeds from this offering to repay in full the outstanding indebtedness under our Senior Secured Loan Agreement and for working capital and general corporate purposes. We may use a portion of the net proceeds for acquisitions of, or investments in, businesses or technologies that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments. See “Use of Proceeds” for additional information.
Proposed NYSE trading symbol
“MIAX”
The number of shares of our common stock that will be outstanding after this offering is based on 120,433,580 shares of common stock outstanding as of March 31, 2023, and reflects:
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the conversion of all outstanding shares of our Series B preferred stock into an aggregate of 1,477,405 shares of common stock in connection with the completion of this offering; and

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the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 8,284,072 shares of common stock in connection with the completion of this offering.

The number of shares of common stock outstanding as of March 31, 2023 excludes the following:

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5,020,385 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2023, at a weighted average exercise price of $10.62 per share;

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2,241,833 shares of Series B preferred stock issuable upon the exercise of Series B preferred stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.00 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

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40,759,389 shares nonvoting common stock issuable upon the exercise of nonvoting common stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.57 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

•
31,356,944 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2023, at a weighted average exercise price of $5.01 per share;

•
7,019,834 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of March 31, 2023, at a weighted average conversion price of $8.91 per share; and

•
19,542,645 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus reflects and/or assumes:
•
no exercise of the outstanding options, warrants or convertible promissory notes described above;

•
no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering; and

•
no purchase of common stock in this offering by directors, officers or existing stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary of historical financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the years ended December 31, 2022, 2021 and 2020 and consolidated balance sheet data as of December 31, 2022 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended March 31, 2023 and 2022, and consolidated balance sheet data as of March 31, 2023 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary financial data included in this section is not intended to replace the financial statements and related notes included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Consolidated Statement of Operations Data
	Years Ended December 31,			Three Months Ended March 31,
	2022	2021	2020	2023	2022
(in thousands except share and per share amounts)
Total revenues	$797,919	$751,543	$452,364	$269,638	$205,617
Total cost of revenues	602,284	570,201	338,562	210,267	157,285
Revenues less cost of revenues	195,635	181,342	113,802	59,371	48,332
Total operating expenses	190,291	157,618	117,999	50,658	43,749
Operating income (loss)	5,344	23,724	(4,197)	8,713	4,583
Income (loss) before income tax provision	50,106	(90,576)	(44,888)	(914)	(1,510)
Income tax (expense) benefit	7,219	(2,984)	12,820	(1,311)	824
Net income (loss)	57,325	(93,560)	(32,068)	(2,225)	(686)
Net loss attributable to non-controlling interest	(228)	(151)	(181)	(91)	(40)
Net income (loss) attributable to Miami International Holdings, Inc.	$57,553	$(93,409)	$(31,887)	$(2,134)	$(646)
Weighted-average shares of common stock outstanding
Basic	109,421,088	94,251,540	72,359,208	112,636,503	104,847,730
Diluted	150,334,734	94,251,540	72,359,208	112,636,503	104,847,730
Net income (loss) per share attributable to common stock
Basic	$0.53	$(0.99)	$(0.44)	$(0.02)	$(0.01)
Diluted	$0.38	$(0.99)	$(0.44)	$(0.02)	$(0.01)

	Years Ended December 31,			Three Months Ended March 31,
	2022	2021	2020	2023	2022
Unaudited Pro forma net income (loss) per share attributable to common stockholders
Basic and diluted
Unaudited Pro forma weighted average shares used to compute net common (loss) per share attributable to common stockholders
Basic and diluted
Consolidated Balance Sheet Data
	As of March 31, 2023
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)
Condensed Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$97,797	$	$
Accounts receivable, net	76,104
Clearing house performance bonds and guarantee funds	88,293
Total assets	732,659
Accounts payable and other liabilities	90,339
Clearing house performance bonds and guarantee funds	87,543
Debt	147,952
Puttable common stock and other non-current liabilities(3)	246,348
Total liabilities	728,793
Total stockholders’ equity (deficit)	$3,866	$	$

(1)
The pro forma consolidated balance sheet data gives effect to (i) the conversion of all outstanding shares of our Series B preferred stock into an aggregate of 1,477,405 shares of common stock, (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 7,621,636 shares of common stock and (ii) the extinguishment of the liability associated with outstanding puttable common stock upon the completion of the offering.

(2)
The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set out above, (ii) our issuance and sale of       shares of common stock in this offering, assuming an initial public offering price of our common stock of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us, and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement.

(3)
Includes $234.4 million liability associated with outstanding puttable common stock.

Selected Operating Data
The following table presents selected operating data for our business for the periods presented. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Key Business Metrics
In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. The following summarizes changes in certain operational and financial metrics for the year ended December 31, 2022, compared to the year ended December 31, 2021, and the year ended December 31, 2021, compared to the year ended December 31, 2020, and the three months ended March 31, 2023, compared to the three months ended March 31, 2022.
	Year Ended December 31,		Increase/ (Decrease)	Percent Change	Year Ended December 31,		Increase/ (Decrease)	Percent Change	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2022	2021			2021	2020			2023	2022
Options:
Number of trading days	251	252	(1)	(0.4)%	252	253	(1)	(0.4)%	62	62	—	0.0%
Total contracts:
Market contracts – Equity and ETF (in thousands)	9,599,244	9,366,840	232,404	2.5%	9,366,840	7,004,304	2,362,536	33.7%	2,630,846	2,481,674	149,172	6.0%
MIH contracts – Equity and ETF (in thousands)	1,299,427	1,338,120	(38,693)	(2.9)%	1,338,120	827,188	510,932	61.8%	433,938	347,634	86,304	24.8%
Average daily volume (ADV)(1)
Market ADV – Equity and ETF (in thousands)(1)	38,244	37,170	1,074	2.9%	37,170	27,685	9,485	34.3%	42,433	40,027	2,406	6.0%
MIH ADV – Equity and ETF (in thousands)(1)	5,177	5,310	(133)	(2.5)%	5,310	3,270	2,040	62.4%	6,999	5,607	1,392	24.8%
Total Options revenue per contract (RPC)(2)	$0.086	$0.072	$0.014	19.4%	$0.072	$0.092	$(0.020)	(21.7)%	$0.069	$0.080	$(0.011)	(13.8)%
MIH market share	13.5%	14.3%	(0.8)%	*	14.3%	11.8%	2.5%	*	16.5%	14.0%	2.5%	*
U.S. Equities(4):
Number of trading days	251	252	(1)	(0.4)%	252	*	*	*	62	62	—	0.0%
Total shares:
Market shares (in millions)	2,980,374	2,871,540	108,834	3.8%	2,871,540	*	*	*	730,608	798,560	(67,952)	(8.5)%
MIH shares (in millions)	29,618	11,088	18,530	167.1%	11,088	*	*	*	9,424	7,564	1,860	24.6%
ADV(1):
Market ADV (in millions)(1)	11,874	11,395	479	4.2%	11,395	*	*	*	11,784	12,880	(1,096)	(8.5)%
MIH ADV (in millions)(1)	118	44	74	168.2%	44	*	*	*	152	122	30	24.6%
Equities capture (per 100 shares)(3)	$(0.055)	$(0.068)	$0.013	**	$(0.068)	*	*	*	$(0.056)	$(0.056)	$—	**
MIH market share	1.0%	0.4%	0.6%	*	0.4%	*	*	*	1.3%	0.9%	0.4%	*
Futures(5):
Number of trading days	251	252	(1)	(0.4)%	252	*	*	*	62	62	—	0.0%
Financial products total contracts	785,379	752,220	33,159	4.4%	752,220	*	*	*	87,854	181,288	(93,434)	(51.5)%
Financial products ADV(1)	3,129	2,985	144	4.8%	2,985	*	*	*	1,417	2,924	(1,507)	(51.5)%
Financial products RPC(2)	$(3.192)	$(3.515)	$0.323	**	$(3.515)	*	*	*	$(2.696)	$(3.298)	$0.602	**
Agriculture products total contracts	2,508,494	3,099,096	(590,602)	(19.1)%	3,099,096	*	*	*	573,748	749,828	(176,080)	(23.5)%
Agriculture products ADV(1)	9,994	12,298	(2,304)	(18.7)%	12,298	*	*	*	9,254	12,094	(2,840)	(23.5)%
Agriculture products RPC(2)	$2.363	$2.373	$(0.010)	(0.4)%	$2.373	*	*	*	$2.458	$2.455	$0.003	0.1%

*
Not meaningful

**
Percentage calculation is not meaningful. Represents a decrease in inverted fees.

(1)
Average daily volume (ADV) is calculated as total contracts or shares for the period divided by total trading days for the period.

(2)
Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees and Section 31 fees (Net Transaction Fees), divided by total contracts traded during the period.

(3)
Equities capture per one hundred shares refers to transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees, and Section 31 fees (Net Transaction Fees), divided by one- hundredth of total shares.

(4)
MIAX Pearl Equities was launched September 29, 2020. Results from 2020 are not included as such results are not meaningful.

(5)
MIH acquired MGEX in December 2020. Results from 2020 are not included as such results are not meaningful.

Other Non-GAAP Financial Measures
We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net income (loss) and other results under U.S. generally accepted accounting principles (“GAAP”), we utilize non-GAAP calculations to help evaluate our performance and to help make financial and operational decisions. The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Year Ended December 31,			Three Months Ended March 31,
	2022	2021	2020	2023	2022
Net income (loss) allocated to common shareholders	$57,553	$(93,409)	$(31,887)	$(2,134)	$(646)
Interest expense and amortization of debt discount	21,316	19,301	14,045	4,100	5,502
Income tax provision	(7,219)	2,984	(12,820)	1,311	(824)
Depreciation and amortization	20,284	21,059	17,364	4,966	5,085
EBITDA	91,934	(50,065)	(13,298)	8,243	9,117
Investment (gain) loss(1)	204	(19,522)	(89)	(1,028)	—
Share based compensation(2)	22,321	18,112	25,474	5,360	5,189
Litigation costs(3)	3,162	496	437	2,027	301
One-time cash bonus paid to directors(4)	—	3,885	—	—	—
Acquisition-related costs(5)	2,018	—	6,963	—	—
Change in fair value of redeemable warrants and common stock(6)	(71,267)	118,723	26,735	6,632	591
Gain on State NOL sale(7)	—	(1,034)	—	—	—
Gain on extinguishment of debt(8)	—	(3,153)	—	—
Impairment charges(9)	8,915	—	—	—	—
Provision for notes receivable(10)	2,997	—	—	—	—
Adjusted EBITDA	$60,284	$67,442	$46,222	$21,234	$15,198

(1)
Investment gain of $19.5 million in 2021 represents the gain on the sale of the Company’s investment in Ledger Holdings Inc. following its sale to West Realm Shires Inc. (“WRS”) in October 2021. Investment gain of $1.0 million in 2023 represents an unrealized gain on available for sales marketable securities.

(2)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business —  Legal Proceedings — Nasdaq Matter”.

(4)
One-time cash bonus of $3.9 million paid to directors of the Company and its subsidiaries based on length of service.

(5)
2020 acquisition-related costs relate to the MGEX and BSX acquisitions. 2022 acquisition-related costs relate to the Dorman Trading acquisition, of which $0.4 million is included in share based compensation.

(6)
The change in fair value of warrants on puttable shares and puttable common stock represents the change in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

(7)
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.

(8)
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021.

(9)
Impairment charges include $4.6 million due to an other-than-temporary impairment of a minority equity investments held in two private companies, $3.7 million related to owned land and building impairments, and $0.6 million due to impairment of Pyth tokens, related to the FTX bankruptcy. Pyth tokens were held by BSX in an FTX exchange account. In November 2022, FTX filed for bankruptcy and BSX ceased to have access to Pyth tokens as the FTX account was no longer accessible. As Pyth tokens were no longer accessible and may not be recoverable, the Company impaired the entire $0.6 million during the year ended December 31, 2022. Provision for CAT notes receivable represents a provision of $3.0 million on CAT notes issued in prior periods due to proposed changes in the CAT fee model by the SROs.

See “— Key Business Metrics” and “— Non-GAAP Financial Measures” under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

RISK FACTORS
A description of the risks and uncertainties associated with our business and ownership of our common stock is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. Our business, results of operations, financial condition, or prospects could also be negatively affected by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business
A significant portion of our operating revenues is generated by our transaction and clearing-based business. If the amount of trading volume on our markets or clearing volume decreases, or the product mix shifts to lower revenue products, our revenues less cost of revenues from transaction and clearing fees will most likely decrease.
Our business is dependent on our ability to attract and maintain order flow, both in absolute terms and relative to other market centers. Approximately 45.4%, 50.9%, 51.7%, and 67.7% of our revenues less cost of revenues for the quarter ended March 31, 2023 and the fiscal years ended December 31, 2022, 2021 and 2020, respectively, were from transaction and clearing fees, calculated as transaction and clearing fees, less liquidity payments, brokerage, clearing, exchange, and Section 31 fees, divided by revenues less cost of revenues. The larger percentage in the fiscal year ended December 31, 2020 compared to the percentages in the quarter ended March 31, 2023 and fiscal years ended December 31, 2022 and December 31, 2021 reflect higher equity rights program expense, recorded in cost of revenues, and lower access fees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations” for additional information.
Our exchanges’ current market participants and any market participants that our exchanges obtain in the future could decide to reduce their level of trading activity for any reason, including:
•
a reduction in trading demand by customers;

•
heightened capital maintenance requirements or other regulatory or legislative requirements;

•
reduced access to capital required to fund trading activities; and

•
significant market disruptions.

Dorman Trading’s revenues and operating results may fluctuate because of the following, among other, factors:
•
market conditions, such as price levels and volatility in the commodities markets in which Dorman Trading operates;

•
changes in the volume of customer trading activities; and,

•
the level and volatility of interest rates.

Trading volumes and values are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence.
If the amount of trading volume on our exchanges or through our FCM were to decrease, we would likely see a decrease in fees. If we are unable to maintain our current trading volume or grow the trading volume on our exchanges or through our FCM, our financial performance would be negatively affected.

In addition, exchange transaction fees generated are different based on type of product and other factors, including the type of customer and certain volume discounts. If the amount of our trading volume decreases, the mix traded shifts to our lower revenue per contract products, our revenues from transaction fees will most likely decrease. We can offer no assurance that we would be able to reduce our costs to match the amount of any such decrease.
Global economic, political and financial market events or conditions may negatively impact our business.
Adverse macroeconomic conditions, including recessions, inflation, supply chain issues, labor shortages, government shutdowns, currency fluctuations, interest rate changes, Russia’s military invasion of Ukraine and other geopolitical events or conflicts, international trade disputes, including the imposition of tariffs or other protectionist measures, actual or anticipated large-scale defaults or failures or slowdown of global trade have in the past negatively impacted consumer and corporate confidence and resulted in reductions in consumer, government and corporate spending, and could have such effects in the future, and in turn impact our business.
A substantial portion of our revenues are derived from market data and access fees and fees for transactions executed and cleared in our markets. The market data and access fees and trading volumes in our markets could decline substantially if our market participants reduce their level of spending or trading activity for any reason, including:
•
adverse market conditions that curtail the addition of new customers or cause a decrease in purchases by our existing customers for our products and services;

•
weakness in the macroeconomic environment that causes our customers to delay or cancel existing orders or subscriptions;

•
cost-cutting pressures across the industry or decrease in demand for our products and services that lead to a reduction in price;

•
consolidation in our markets or the markets of our customers that results in a reduction in the number of market participants;

•
a reduction in trading demand by customers or a decision to curtail or cease hedging or speculative trading;

•
regulatory or legislative changes impacting our business, our customers and financial markets;

•
political uncertainty and discord could negatively impact us if we are viewed as taking a political stance that is contrary to our customers’ beliefs or principles;

•
the impact of climate change and the transition to renewable energy and away from crude oil;

•
disruptions due to terrorism, war, pandemics or other catastrophes;

•
a prolonged decrease in volatility in the financial markets;

•
heightened capital and margin requirements or mandated reductions in leverage resulting from new regulations;

•
defaults by clearing or exchange members or the inability of participants to pay out contractual obligations;

•
unforeseen market closures, suspensions of open outcry trading or other disruptions in trading and clearing;

•
changes to our contract specifications that are not viewed favorably by our market participants; or

•
reduced access to, or availability of, capital required to fund trading activities.

A reduction in our overall trading volume could render our markets less attractive to market participants as a source of liquidity, which could result in further loss of trading volume and associated transaction-based revenues. A reduction in trading volumes could also result in a corresponding decrease in the demand for our market data, which would further reduce our overall revenue.

U.S. trade and diplomatic tensions, U.S. government policies toward China and Russia, including sanctions laws, executive orders and other regulations, particularly those related to Russia’s military invasion of Ukraine and Chinese or Russian government policies toward U.S. companies and Chinese or Russian companies listed on U.S. exchanges, are likely to impact our existing business and future opportunities.
Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to marketwide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. The closure of Silicon Valley Bank led to substantial depositor withdrawals from Signature Bank, which the New York State Department of Financial Services closed on March 12, 2023 and appointed the Federal Deposit Insurance Corporation as receiver. These actions and other bank closures occurring in the same short time period led to uncertainty and liquidity concerns in the broader financial services industry. The failure of Silicon Valley Bank and Signature Bank, its potential near- and long-term effects on the financial services industry and its participants, such as our vendors, suppliers, and investors, and other similar events that may occur in the future may also adversely affect our operations. LedgerX maintained accounts holding cash balances, including accounts holding member property of both LedgerX and KalshiEx LLC, which is a DCM that lists binary option contracts that settle to an outcome of “Yes” or “No” (“Kalshi”), at both Silicon Valley Bank and Signature Bank at the time of their receiverships. LedgerX performs third-party clearing services for Kalshi. All cash balances, including all member property at Silicon Valley Bank and Signature Bank, was either returned to LedgerX by such banks or transferred to a successor bank (in the case of Silicon Valley Bank, the successor bank was First Citizens Bank, which retained the “Silicon Valley Bank” name as a division of First Citizens). Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank or other failed regional banks at the MIAX Exchanges, MGEX or Dorman Trading, uncertainty and liquidity concerns in the broader financial services industry remain, and the failure of these banks and the potential near- and long-term effects on the financial services industry and its participants, such as our vendors, suppliers, and investors, may also adversely affect our operations and stock price.
The Russian military invasion of Ukraine could have a negative impact on our business, financial condition and results of operations.
In response to Russia’s military invasion of Ukraine, the United States has banned Russian imports of oil, natural gas and coal and other jurisdictions have taken, or are contemplating taking, similar actions. These dynamics are placing upward pressure on fuel and energy prices, which already were rising based on factors including a return to pre-pandemic levels of consumption and insufficient global production to match increasing demand. In addition, Ukraine’s ability to function as a significant supplier of commodities — including wheat, neon and platinum — used in the production of key energy, food and industrial outputs has been limited by Russia’s actions and is causing global prices in certain markets to increase. The military invasion of Ukraine by Russian forces already has been more protracted than was initially expected and, to the extent that the conflict continues for an extended period of time and/or expands into surrounding regions, global financial conditions could worsen and/or become more volatile. These developments are combining to amplify existing economic uncertainty and cause adjustments to longer-term inflation expectations which, in turn, has caused upward pressure on interest rates and adversely affected economic conditions.
Further, the military invasion of Ukraine by Russian forces may impact our risk exposure in other areas, most notably cybersecurity risk. On March 21, 2022, the Biden Administration issued a warning regarding the potential for Russia to engage in malicious cyber activities, specifically including attacks on critical infrastructure such as the financial sector, in response to the international economic sanctions that have been imposed against the Russian government and organizations and individuals within Russia. Institutions that provide critical services, including all members of the financial sector have been encouraged by the Administration and their supervisors to enhance cyber-defense systems and take steps to further secure their data in anticipation of potential malicious cyber activity by the Russian government or other Russian actors.

Our failure to maintain order flow from providers following the expiration of our ERPs could negatively affect our results of operations.
We have entered into arrangements with order flow providers of our MIAX Exchanges whereby MIH would issue providers warrants to acquire an equity interest in MIH in exchange for such order flow providers providing order flow to the applicable MIAX Exchange. The warrants issued to the providers under these programs generally vest upon the satisfaction of certain performance targets relating to order flow having been achieved by the order flow providers.
Since September 2013, we have implemented five ERPs, with a number of participating member firms in MIAX Options, MIAX Pearl and MIAX Pearl Equities, respectively, whereby such firms acquired the ability to earn warrants to purchase MIH common stock in exchange for the delivery of a certain fixed percentage of ADV, over certain measurement periods. As of March 31, 2023, the periods during which warrants may be earned under all ERPs have expired other than with respect to our fifth ERP (ERP V, applicable to MIAX Pearl Equities). Unvested warrants issued pursuant to ERP V that remain eligible for vesting are expected to vest immediately prior to the completion of this offering; provided this offering constitutes a “Qualified IPO,” which is defined in the warrants as an offering resulting in net proceeds to us in excess of $250 million. See “Description of Capital Stock — Equity Rights Program Warrants” for additional information regarding the warrants issued under our ERPs.
We cannot predict whether the firms that participated in our ERPs will continue to be incentivized to provide the same level of order flow to MIAX Options, MIAX Pearl or MIAX Pearl Equities, as applicable, after this offering and once their warrants have vested or after such participants have sold their shares of our common stock in the offering or thereafter. A number of these ERP participants are expected to be selling stockholders in this offering.
Furthermore, we may face competition from our ERP participants and other exchange members who already have or may acquire an ownership interest in competing businesses (including other national securities exchanges, dark pools, alternative trading systems (“ATSs”) and electronic communication networks (“ECNs”)). These businesses may compete with us, either in relation to existing product and service offerings or any diversification of our product and service offerings into new asset classes and/or new geographic locations.
Revenues from our market data fees and access fees on our MIAX Exchanges may be reduced due to declines in our market share, trading volumes or regulatory changes.
Non-transaction fees accounted for 50.6% of our revenues less cost of revenues for the year ended December 31, 2022, including 14.3% and 31.7% for market data and access fees, respectively on our MIAX Exchanges. Non-transaction fees accounted for 55.7% of our revenues less cost of revenues for the three months ended March 31, 2023, including 13.5% and 36.8% for market data and access fees, respectively. The occurrence of any event that reduces the amount of market data fees that we receive, whether as a result of fee reductions, fewer members subscribing to the U.S. tape plans or other market data offerings, declines in market share, trading volumes, or notional volumes, or regulatory changes may have a direct negative impact on our business, financial condition, and operating results. For example, if our market share of U.S. listed equities and options on our MIAX Exchanges were to decline, our share of market data fees could also decline. Moreover, market data fees could decline as a result of a reduction in the number of market data users, because of, for example, consolidation among market data subscribers or due to a decline in professional subscriptions as a result of staff reductions in the financial services industry or otherwise.
Regulatory developments could also reduce the amount of revenue that we obtain from our MIAX Exchange non-transaction fees, such as connectivity, access, and market data fees, related to our U.S. equity and equity options exchanges. With respect to our U.S. equities and equity options MIAX Exchanges, our ability to assess non-transaction fees, including connectivity fees, access fees, and market data fees are subject to review by the SEC. There continue to be opposing industry viewpoints and challenges to the extent that U.S. equities and equity options exchanges should be able to charge for market access or increase such fees, including connectivity fees, access fees, and market data fees, and the ability to increase such non-transaction fees could be impacted.

If new constraints are placed on our ability to charge for market access, including non-transaction fees such as connectivity fees, access fees, or market data fees in the United States, it could have a negative impact on our revenues. On May 21, 2019, the SEC issued “Staff Guidance on SRO Rule Filings Relating to Fees.” This guidance relates to market data and connectivity filings and requires a significant amount of information related to exchange costs be included in fee filings, in order to justify the fees. We cannot predict whether, or in what form, any additional regulatory or other changes will take effect or their impact on our business. A determination by the SEC or a court, for example, that the SEC must link non-transaction fees to marginal costs, take a more active role in the non-transaction fee rate-setting process, or reduce the current levels of non-transaction fees, could have an adverse effect on our non-transaction fee revenue. If we are unable to maintain or increase the non-transaction fees on our exchanges, our financial performance may be negatively affected.
We face intense competition. If we are unable to successfully compete, our business, financial condition and operating results may be materially adversely affected.
The market for trade execution services, clearing and products is intensely competitive in the asset classes in which we operate. We face competition from other securities, options and futures exchanges, SEFs, FCMs, OTC markets, clearing organizations, consortia formed by our members and large industry participants, ATSs, technology firms, including market data distributors and electronic trading system developers, and others. Increased competition may result in a decline in our share of trading activity and a decline in our revenues from transaction and clearing fees and market data fees, thereby materially adversely affecting our operating results. We compete with a number of entities on several different fronts, including the cost, quality and speed of our trade execution, functionality and ease of use of our trading and clearing platforms, the range of our products and services, our technological innovation and adaptation and our reputation. See “Business — Competition.”
Some of our competitors have longer operating histories and have greater financial, marketing, technological, personnel and other resources than we do. These factors may enable them to develop similar or more innovative products, to offer lower transaction and clearing fees or better execution to their customers or to execute their business strategies more quickly or efficiently than we can. In addition, our business, financial condition and operating results may be materially adversely affected if we cannot successfully develop, introduce and/or market new services and products or if we need to adopt costly and customized technology for our services and products.
Existing or new competitors may:
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respond more quickly to competitive pressures;

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develop products that compete with our products or are preferred by our customers;

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offer products and services at prices below ours to gain market share or to promote other businesses;

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develop and expand their technology and service offerings more efficiently;

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provide better, more user-friendly and more reliable technology;

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take greater advantage of acquisitions, alliances and other opportunities that may provide a competitive advantage;

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market, promote, bundle and sell their products and services more effectively;

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leverage existing relationships with customers and partners more effectively or exploit brand names to market and sell their services; and

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exploit regulatory disparities between traditional, regulated exchanges and alternative markets, including over-the-counter markets for equity securities, that benefit from a reduced regulatory burden and lower-cost business model.

Our success will depend on our ability to maintain and expand our product and service offerings, our customer base and our technology. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability or our electronic platforms and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions, and the emergence of new industry standards and practices.
If our products, markets, services and technology are not competitive or we fail to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts our business, financial condition and operating results could be materially harmed.
Our business may be adversely affected by price competition.
The business of operating exchanges is characterized by intense price competition. The pricing model for trade execution for options has changed in response to competitive market conditions and we and our competitors have adjusted transaction fees and fee structures accordingly. These changes have resulted in significant pricing and cost pressures on us, especially on transaction fees for our multiple-listed products. It is likely that this pressure will continue and even intensify as our competitors continue to seek to increase their share of trading by further reducing their transaction fees or by offering other financial incentives to order providers to induce them to direct orders to their markets.
It is possible that one or more of our competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading volume. Some order-providing firms on our exchanges have taken equity positions in other exchanges that compete with us. Furthermore, to attract market share, we may offer “inverted” pricing or no-transaction fee trading from time to time. For example, our MIAX Options market has at times offered trading of SPIKES options without any transaction fees, or waived or reduced taker fees for certain other options transactions, resulting in inverted pricing. Additionally, we have offered no-transaction fee trading of our SPIKES futures trading on MGEX. Furthermore, on our MIAX Pearl cash equities market, we offer higher liquidity payments and charge lower transaction fees, resulting in inverted pricing. These forms of promotions may adversely affect our profitability and we cannot assure you that once we stop these forms of promotions, we will be able to retain volume.
Dorman Trading is also affected by price competition. It competes with other FCMs primarily on the basis of price and service. A number of its competitors have greater financial, technical, marketing and other resources than does Dorman Trading. Some of them offer superior technology and a wider range of services and products than Dorman Trading offers, are larger and better capitalized, have greater name recognition, and have more extensive client bases.
Competition from other venues with respect to our proprietary products could negatively impact our revenues.
We hold exclusive licenses to list securities index options and futures on the SPIKES Index, as well as other indexes, granted to us by the owners of such indexes. We anticipate that moving forward a larger portion of our revenues will be generated by exclusively-licensed products (including SPIKES options and futures).
Our competitors have developed, offer and provide, or may in the future develop, offer and provide, a market for the trading of products that are similar to those products that we offer or plan to offer, including crypto-based products, and we may not be successful at taking away volume from other exchanges’ products. It is also possible that a third party may offer trading in products that are the same as those that are the subject of one of our exclusive licenses, but in a jurisdiction in which the owner cannot require a license or in a manner otherwise not covered by our exclusive license. The value of our licenses to exclusively list securities index options and futures also depends on the continued ability of index owners to require licenses for the trading of options and futures based on their indexes.
Specifically, the SPIKES Index and exclusively-licensed products (including SPIKES options and futures) are a new set of products which compete against an asset class that has dominance and a historical presence in the market and as a result, we may or may not get adopters to trade these SPIKES products which could lead to lower than anticipated revenues generated by these products. It takes time to compete with an established product and gain market share in a competing product and the amount of time it may take to gain market share cannot be reasonably estimated.

If one or more of the index providers from which we have licenses or service providers with respect to proprietary products fail to maintain the quality and integrity of their indexes or fail to perform under our agreements with them, or if customer preferences change, or if we fail to maintain the quality and integrity of our proprietary indexes or fail to perform under our license or service provider agreements, revenues we generate from trading in these proprietary products or the calculation and dissemination of index values may suffer.
We are a party to license agreements pursuant to which we may list for trading derivatives on certain indexes including a license that we have with T3 for the SPIKES Index. These license agreements provide that we are authorized to list products based on the licensor’s indexes. The quality and integrity of each of these indexes are dependent on the ability of the index providers, including us, to maintain the index, including by means of the calculation and rebalancing of the index, and calculating final settlement prices for products based on the indexes, and are dependent on the index providers for a number of things, including providing index data.
We also rely on index providers to enforce intellectual property rights against unlicensed uses of the indexes and uses of the indexes that infringe on our licenses. Furthermore, some of our agreements concerning our proprietary products provide for the parties to those agreements to provide important services to us. If we or any of our index providers are unable to maintain the quality and integrity of their indexes, or if any of the index providers or service providers, or we, fail to perform our obligations under these agreements, trading in these products, and therefore transaction fees we receive, may be adversely affected or we may not receive the financial benefits of the agreements that we negotiated.
We are dependent on the members of our senior management team and other key personnel.
We are highly dependent upon our Chairman and Chief Executive Officer, Thomas P. Gallagher, our Executive Vice President and Chief Information Officer, Douglas M. Schafer, Jr. and our Executive Vice President, General Counsel and Corporate Secretary, Barbara J. Comly. Each of these individuals’ talents and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of any one of these individuals for any reason, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business.
Our success also depends largely on the efforts and abilities of the other key members of our senior management team. A number of these individuals have worked together closely since MIH’s inception in 2007.
Several members of our senior management team are subject to employment agreements. The agreements for Mr. Gallagher and Ms. Comly each have terms through December 31, 2024. The agreement for Mr. Schafer has a term through September 30, 2023, with one automatic one-year extension unless Mr. Schafer gives us 90 days’ advance written notice that he does not wish to extend the term. Notwithstanding the foregoing, an employment agreement and the corresponding employment relationship between us and our senior management may be terminated at any time by either party with or without cause or advance notice. Accordingly, it is possible that one or more members of our senior management team could resign, including to work elsewhere. Because each member of our senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of our business, particularly given our small number of employees relative to our competitors.
We are also dependent on the efforts of our team of technology professionals, many of whom have been with us for several years, and on our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for us to compete successfully. In addition, we may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of our product and service offerings into new asset classes and/or new geographic locations.
The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from those losses, could have a material adverse effect on our business, financial condition and operating results.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving our management team and key employees could hinder our strategic planning and execution.
We are dependent on highly skilled employees with experience in our industry and a failure to attract and retain highly skilled employees could adversely affect our business and our future growth.
Our business is also dependent on highly skilled employees who provide specialized services to our members and oversee our technology and compliance functions. The competition in the technology industry for qualified employees is intense and many of these employees with extensive knowledge and experience in highly technical and complex areas of the technology industry, including the options and equities trading industry, “big data” and other technology firms are difficult to attract and retain. Because of the complexity and risks associated with our business and the specialized knowledge required to conduct this business effectively, and because the growth in this industry has increased demand for qualified personnel, many of our employees could find employment at other well established financial technology companies if they chose to do so, particularly if we fail to provide competitive levels of compensation. We also compete for talent with large and well-known technology companies outside of the financial services industry. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue to implement and expand our business. In particular, failure to retain and attract qualified systems and compliance personnel could result in systems errors, technology failures or regulatory infractions. This could ultimately harm our reputation and we may incur additional costs.
Certain of our exchanges and clearing houses have a limited operating history, which may make it difficult to evaluate our business and prospects.
We launched our first options exchange, MIAX Options, in 2012. However, our other exchanges have shorter operating histories. MIAX Pearl Options was launched in February 2017, MIAX Emerald was launched in March 2019 and MIAX Pearl Equities launched in September 2020. We plan to launch a fourth options exchange in the first half of 2024, subject to SEC approval. LedgerX also has a short operating history, having commenced operations in 2017.
We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries such as ours. These risks and difficulties include, but are not limited to, our ability to:
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attract and retain members;

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expand and enhance reliable and cost-effective product and service offerings to members;

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respond effectively to competitive pressures;

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diversify our sources of revenues;

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respond to regulatory changes or demands;

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maintain adequate control of our expenses;

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operate, support, expand and develop multiple operations, trading venues, technology, communications and other systems;

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manage growth in personnel and operations; and

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increase awareness of our brand or market positioning.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.
Financial or other problems experienced by third parties could have an adverse effect on our business.
We are exposed to credit risk from third parties, including customers, clearing agents and counterparties. Our customers and other third parties may default on their obligations to us due to a lack of liquidity, operational failure, bankruptcy or other reasons. For example, we are exposed to credit risk for transaction fees we bill to customers on a monthly basis in arrears. We limit our exposure to credit risk by evaluating the counterparties with which we make investments and execute agreements.
With respect to orders routed to other markets for execution on behalf of our customers, we are exposed to some counterparty credit risk in the case of failure to perform on the part of our routing brokers. Historically, we have not incurred any liability due to a customer’s failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or more visible market participants could also result in market-wide credit difficulties or other market disruptions. We also have credit risk related to fees that are billed in arrears to customers on a monthly basis. Our customers include financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. Credit losses such as those described above could adversely affect our consolidated financial position and results of operations.
We are exposed to further credit risk at MGEX clearing and Dorman Trading primarily from the potential default or insolvency of a clearing participant (in the case of MGEX) or a customer (in the case of Dorman Trading). The MGEX and LedgerX clearing houses as well Dorman Trading are exposed to the risk of insolvency of a settlement bank. Credit risk from clearing participants stems from the potential risk of non-performance by a participant to satisfy its obligations, financial or otherwise, to the clearing house. Although MGEX clears a limited number of physically delivered contracts, MGEX may face large credit exposures on settlement days should a participant fail to perform on its delivery obligations. We are also exposed to liquidity risk through the MGEX clearing operations and Dorman Trading in the event MGEX or Dorman Trading, respectively, are unable to meet its payment obligations on time. We are not exposed to credit risk or liquidity risk from the potential default or insolvency of a clearing participant through LedgerX clearing operations since all positions cleared by LedgerX are fully collateralized, meaning LedgerX at all times holds cash in U.S. Dollars (“USD”) and/or digital assets sufficient to cover the maximum possible loss that a party or counterparty could incur upon liquidation or expiration of the contract. Market risk, or the risk of the movement of prices in financial markets, including procyclicality, is another source of risk faced by MGEX and Dorman Trading. MGEX, LedgerX, and Dorman Trading are subject to credit and liquidity risk in the event settlement or custodial banks are unable to make payments when due, or ever.
Our exposure to credit risk may be further impacted by volatile securities markets that may affect the ability of our customers, counterparties and other third parties to satisfy their obligations to us. Moreover, we may not be successful in managing our credit risk through policies, safeguards and risk management procedures. Any losses arising from such defaults or other credit losses could materially adversely affect our financial condition and operating results.
We are also exposed to market risk, which generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices.
The crypto-asset market has been characterized by significant volatility and unexpected price movements. Certain crypto-assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could impact MGEX or LedgerX in the event such volatility impacts the willingness of persons to trade swaps, futures or options on futures on these products.
Dorman Trading clients may trade cash settled crypto-related futures products traded on U.S. futures exchanges and Bakkt® Bitcoin Monthly Futures (ICE Futures U.S.) physically settled crypto-related products. The settlement processes for cash-settled crypto-related product transactions by clients of Dorman Trading do not differ from other offered cash settled products. The settlement process for physically settled crypto asset-related products differs from cash settled crypto-related product transactions in that these transactions are settled directly at the Bakkt Trust Company LLC, a crypto-asset custodian chartered under New York banking law and regulated by the New York Department of Financial Services (the “Bakkt Warehouse”), which may result in additional risks to customers of Dorman Trading. See “Business — CFTC Regulation — U.S. Regulation — Dorman Trading” for additional details regarding settlement of physically settled crypto asset-related products at the Bakkt Warehouse.

There has also been volatility and unexpected price movements in the commodities markets recently, including futures and options on futures of these products. The volatility has also impacted the U.S. wheat market, as a result of world political events, including those associated with the Russian invasion of Ukraine, and weather related impacts. Although we have not been impacted by these events to date, we may be impacted by such events in the future.
Information relating to quantitative and qualitative disclosures about certain of these current risks is described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our cost structure is largely fixed. If we are unable to reduce our costs if our revenues decline, our profitability will be adversely affected.
Our cost structure, with the exception of cost of revenues directly tied to trading volumes and stock-based compensation, is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.
Risks Related to Owning a Clearing House
We are exposed to risks related to defaults by MGEX clearing members and liquidity risks.
There are risks inherent in operating a clearing house such as the MGEX clearing house, including exposure to market and counterparty risk, market liquidity risks, defaults by clearing members and risks associated with custody and investing margin or guaranty fund assets provided by clearing members to our clearing house, which could subject our clearing business to substantial losses. These risks are also inherent in acting as the exclusive venue for clearing crypto-assets listed by Bitnomial, but because MGEX does not take custody of any crypto-asset it does not incur this particular risk.
By substituting the MGEX clearing house as counterparty to the MGEX clearing members in each transaction, MGEX is exposed to liquidity risks in that MGEX must fulfill its payment obligations as central counterparty to non-defaulting members for each daily settlement cycle. It is critical that MGEX perform its obligations without delay so that questions about its solvency do not arise and to comply with CFTC regulations.
In the event of a default by an MGEX clearing member, depending on the product, MGEX would first apply assets of the defaulting clearing member to satisfy its payment obligation, including excess funds, security deposits, margins and performance bonds. If the defaulting member’s assets are insufficient to cure the loss, MGEX would use its own capital in the form of the dedicated clearing house reserve funds. Thereafter, the guaranty fund contributions of non-defaulting clearing members would be applied to mutually share the loss. As a last resort, MGEX’s working capital reserve for such defaults would be applied to cover the loss. A clearing member may seek to end its MGEX clearing house membership if it believes the risk associated with such membership is too great, including as a result of the types of futures products MGEX offers or may offer in the future. If a significant number of MGEX clearing members were to exit the MGEX clearing house, the MGEX clearing business would be materially and adversely affected.
Although MGEX has policies and procedures to help ensure that clearing members can satisfy their obligations, such policies and procedures may not succeed in fully preventing losses after a member’s default. In addition, although we believe that we have carefully analyzed the process for setting margin rates and our financial safeguards, it is a complex process and there is no guarantee that our procedures will adequately protect us from the risks related to clearing these products. We cannot assure you these measures and safeguards will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant or multiple defaults.
MGEX may incur large credit exposures on settlement days.
MGEX may incur large credit exposures on settlement days, when the full principal value of transactions may be at risk. This can occur if, upon maturity, futures contracts are settled through delivery and delivery versus payment (“DVP”) is not achieved. If a commodity or underlying instrument is delivered prior to receipt of payment, the deliverer risks losing its full value. Many products traded by derivatives exchanges call for cash settlement rather than delivery, and principal risk is thereby eliminated. These cash settlements are generally handled through the same channels as other cash payments. However, certain contracts that are settled through physical delivery have resulted in quite substantial deliveries in recent years. In these cases, where a DVP mechanism is not available clearing houses have used other techniques (prepayment, third-party guarantees) to limit the size of exposures or the risk of loss.
The amounts owed by MGEX clearing members in any particular intra-day variation cycle or end-of-day settlement cycle depend on the open positions held by those clearing members and on changes in the market value of those positions. In each settlement cycle, a given MGEX clearing member may owe the MGEX clearing house money or may be owed money by the MGEX clearing house. The amount owed to the MGEX clearing house, if any, by a single clearing member can vary quite considerably from day to day. Moreover, because multiple clearing members on MGEX use the same settlement bank, the total exposure to a settlement bank could far exceed the largest exposure to any single clearing member. As a fully collateralized clearing house, LedgerX is not exposed to credit exposures on settlement (or any other) days.
Settlement bank failures could pose both credit risks and liquidity risks to the MGEX and LedgerX clearing houses.
MGEX and LedgerX use commercial settlement banks to effect daily cash settlements and, therefore, are exposed to the risks of settlement bank failures. Such failures could pose both credit risks and liquidity risks to the MGEX and LedgerX clearing houses. The size of the MGEX and LedgerX clearing houses’ credit and liquidity exposures to their settlement may be quite significant depending on: (1) the amounts owed to the MGEX or LedgerX clearing houses by clearing members or participants that utilized the settlement bank on the date of its failure; (2) the timing of the settlement bank’s failure; and (3) the terms of the applicable agreements between the MGEX and LedgerX clearing houses and clearing members or participants and settlement banks.
The MGEX and LedgerX clearing houses may also make demand deposits with banks that are secured only to the value of FDIC insurance or other national deposit guarantee schemes, which is small, and therefore, the deposits may in significant part be lost in the event one of these banks becomes insolvent.
If a number of clearing members on MGEX substantially reduce their open interest, default or withdraw as clearing members, the concentration of risks within our clearing house will be spread among a smaller pool of clearing members, which would make it more difficult to absorb and manage risk in the event of another clearing member’s default.
Clearing members in MGEX have provided margin and security deposits with an aggregate balance of $88.3 million in cash and $344.3 million in U.S. Treasury bills as of March 31, 2023 compared to $153.1 million in cash and $258.9 million in U.S. Treasury bills as of March 31, 2022. We have an obligation to return margin and security deposit contributions to clearing members to the extent that the relevant member’s risk based on its open contracts to the clearing house is reduced. If a number of clearing members substantially reduce their open interest, default or withdraw, the concentration of risks within our clearing house will be spread among a smaller pool of clearing members, which would make it more difficult to absorb and manage risk in the event of a further clearing member’s default.
BSX acts as the central counterparty for the settlement of domestic market transactions and uses the services of the Butterfield Bank in Hamilton Bermuda as its settlement bank. Should Butterfield Bank experience an operating interruption, cash settlement of BSX executed transactions would be impacted. This failure could have reputational implications for BSX.
Our clearing houses seek to offer customers, intermediaries and clearing members universal access in order to maximize the efficient use of capital, exercise appropriate oversight of value at risk and maintain operating leverage from clearing activities on our exchanges. Clearing members from some of the larger clearing houses have expressed the view that clearing members should control the governance of clearing houses or that clearing houses should be operated as utilities rather than as part of for-profit enterprises.

Some of these members, along with certain industry associations, have sought, and may seek in the future, legislative or regulatory changes to be adopted that would facilitate mechanisms or policies that allow market participants to transfer positions of futures or options from an exchange-owned clearing house to a clearing house owned and controlled by clearing firms. If these legislative or regulatory changes are adopted, our revenues and profits could be adversely affected.
Risks Relating to Our Ownership of LedgerX
We may not realize the expected benefits of our acquisition of LedgerX and the acquisition introduces additional risks to our business due to its business model.
We completed our acquisition of LedgerX on May 19, 2023. LedgerX operates a CFTC regulated futures exchange, SEF and clearing house. LedgerX lists and clears futures, options on futures, and swaps on Bitcoin and futures and swaps on Ether. The LedgerX markets run 24 hours per day, 7 days a week and 365 days a year.
We are subject to increased financial and reputational risks if the development or launch of new products on LedgerX are unsuccessful. Also, there can be no assurance that we will receive support from market participants, industry partners and users to develop and launch new products on LedgerX. Furthermore, our ownership of LedgerX entails certain risks, including risks relating to our ability to manage the complexity of its current direct access physically settled business model and successfully develop and integrate products, systems or personnel into its business operations.
As we continue to evaluate the LedgerX business, we may add, modify or discontinue certain aspects of the LedgerX business model relating to its products and offerings, which may include products outside of the crypto-based product area. Future additions and modifications to LedgerX’s business may place a strain on our management, personnel, operations, systems, technical performance and financial resources. We cannot offer any assurance that these or any other additions or modifications will be successful or will not result in harm to our business.
The crypto-related product market is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing and new competitors introduce new products or enhance existing products that may compete with LedgerX’s products.
Additionally, the LedgerX crypto-asset related product offerings are based on a highly volatile underlying asset that may experience unexpected significant price fluctuations that could have cascading effects on those LedgerX crypto-related products. The crypto-assets on which the LedgerX crypto-related products are based are highly volatile and may make crypto-related products quickly become unappealing for customers, resulting in lower volumes for these products than products that are not based on crypto-assets. The operation of the LedgerX derivatives trading market is subject to potential technical, legal and regulatory constraints. Any problems that we encounter with the operation of the LedgerX systems, including technical, legal and regulatory problems, could negatively impact our business.
LedgerX’s delivery of crypto-assets upon the settlement of its derivatives contracts has increased the risk that U.S. banks will be unwilling to accept new LedgerX accounts.
Because LedgerX derivatives contracts are physically settled to Bitcoin and Ether, some banks may be unwilling to accept new LedgerX accounts as a result of heightened regulatory oversight of bank participation in the crypto-related market. Following the recent turmoil experienced by a number of regional banks, U.S. banks have indicated a reluctance to accept accounts of entities with a crypto-related business such as LedgerX. This could substantially impact the business of LedgerX during such time as the LedgerX products are physically settled into crypto-assets such as Bitcoin and Ether.
The past, current and future operation of LedgerX may increase our regulatory costs and risks.
The LedgerX futures exchange, SEF and clearing house are regulated by the CFTC. The regulatory and legislative framework is unsettled with respect to many forms of crypto-assets, which means that federal or state regulators or legislators may in the future curtail or prohibit transactions involving certain crypto-assets. In light of recent events in the crypto-asset environment, including the FTX bankruptcy, federal and state regulators and legislators are increasingly focused on taking regulatory or legislative actions that may increase our compliance costs and/or subject us to additional regulations and laws regarding custody or facilitating the trading of crypto-based products, which may have a material adverse effect on the LedgerX business. LedgerX is also subject to federal and state anti-money laundering and counter-terrorism financing laws and regulations. See “— Risks Related to Legal and Regulatory Matters — There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.” See also “Business — Regulatory Environment and Compliance — CFTC Regulation — MGEX and LedgerX.”
LedgerX is responding to certain requests for information and documents from the CFTC’s Division of Enforcement and may come under additional regulatory scrutiny, requests or investigations in the future. The current requests relate to activities prior to our acquisition of LedgerX, and include activities during the prior ownership of LedgerX by FTX. We cannot predict the outcome of these requests. Any requests, inquiries, investigations or proceedings could result in substantial costs, sanctions, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
We are exposed to risks related to loss or theft of crypto-assets delivered as collateral to LedgerX by its participants.
There are risks inherent in operating a clearing house such as the LedgerX clearing house, including risks associated with custody of the crypto-assets provided by participants to the LedgerX clearing house, which could subject the LedgerX clearing house to substantial losses.
By substituting the LedgerX clearing house as counterparty to the LedgerX participant in each transaction, LedgerX must fulfill its delivery obligations as central counterparty to the counter participant to a trade at each settlement time. Since the contracts are fully collateralized, LedgerX can simply deliver the posted collateral to the counterparty in a transaction. However, in the event of a loss or theft of crypto-asset collateral delivered to LedgerX by a participant, LedgerX would be obligated to make delivery to the counterparty at settlement using either its own or acquired crypto-assets purchased using its working capital reserve to deliver such crypto-assets at settlement to the extent such loss or theft was not covered by insurance.
Although LedgerX has insurance policies to cover certain of these events as described below, there is no guarantee that the insurance policies will adequately protect us from the risks related to clearing these products. To the extent a loss of collateral is not covered by insurance, LedgerX would need to satisfy the counterparty with actual Bitcoin or Ether on the day of settlement. This obligation, as well as a fluctuation in value of Bitcoin or Ether, could have a material impact on LedgerX. There is no assurance that the insurance policies described below, or other safeguards, will adequately protect us from the risks related to clearing crypto-related products in the event of loss or theft of collateral or that we will not be materially and adversely affected in the event of a significant or multiple events of loss or theft of crypto assets delivered to LedgerX as collateral.
Crypto-asset custodial solutions and related technology, including the LedgerX custodial arrangements, are subject to risks related to a loss in the event of theft of digital assets, security and cybersecurity risks, system failures and other operational issues which could cause damage to the business of LedgerX.
The secure storage and transmission of crypto-assets over networks is a critical element of LedgerX operations. LedgerX uses a combination of cold, warm, and hot wallets to store crypto-assets of its participants. Crypto-assets held in cold, warm and hot wallets are also subject to the risk of theft and cybersecurity attacks. To minimize risks related to the storage and transmission of crypto-assets, LedgerX uses a third-party custodian, BitGo Trust Company, Inc. (“BitGo Trust”) to maintain custody of the portion of the participant’s crypto-assets that are stored in cold wallets. LedgerX utilizes BitGo Inc. (“BitGo”) for hot and warm wallets.
Participant digital asset margin deposits are maintained in LedgerX’s participant digital wallets and are not commingled with LedgerX’s assets. LedgerX uses consolidated wallets to pool participants’ digital assets but maintains a separate ledger to designate each participant’s digital asset balance.
BitGo Trust maintains a $250,000,000 insurance policy which applies to all BitGo Trust balances (not just LedgerX customer balances in the cold wallets) that insures against loss, theft, and misuse of crypto-assets in cold wallets (provided BitGo Trust holds all private keys). In addition to the BitGo Trust insurance policy, LedgerX maintains excess specie coverage on top of the BitGo Trust insurance policy for cold wallet BitGo Trust balances of LedgerX customers. The excess declared customer limit applicable to LedgerX as a dedicated loss payee is $50,000,000. This excess coverage would apply to LedgerX participant balances in BitGo Trust cold wallets if the $250,000,000 were exhausted following a loss.
To mitigate risks associated with hot and warm wallets, LedgerX maintains a primary crime insurance policy in the amount of $10,000,000. At least once per day, LedgerX sweeps crypto-assets in warm or hot wallets that exceed the total amount of the primary crime insurance policy into BitGo Trust cold wallets. The primary crime insurance policy covers some, but not all, instances of theft, loss (on premises and in transit), and third-party computer and funds transfer fraud for funds stored in multi-signature hot and warm wallets. Until such time in the day that LedgerX sweeps crypto-assets in warm or hot wallets that exceed the total amount of the primary crime insurance policy into cold wallets, the crypto-assets in the warm or hot wallets that exceed the total amount of the primary crime insurance policy are uninsured.
While LedgerX, BitGo and BitGo Trust maintain cybersecurity policies and procedures, these may not be adequate to avoid the potential losses caused by security breaches, and LedgerX, BitGo and BitGo Trust may lose crypto-assets without any recourse. While LedgerX maintains insurance against loss in the amounts described above, unlike bank or security accounts, there is no public insurer, such as the Securities Investor Protection Corporation or the FDIC, to offer recourse to LedgerX or to any participant for misappropriated crypto-assets. In addition, the crypto-asset custodian selected by LedgerX may become insolvent or suffer from any of the custody risks described in this prospectus, causing LedgerX to lose all or a portion of the crypto-assets held by it.
There is legal uncertainty regarding crypto-asset custodial arrangements.
LedgerX takes several steps to isolate the crypto-assets held for customers from its own crypto-assets and to structure customer accounts in a way that reinforces customer ownership of crypto-assets. A failure of LedgerX’s policies and procedures regarding the separation of customer crypto-assets could subject LedgerX to regulatory scrutiny and could adversely affect LedgerX’s crypto-asset business.
The safeguarding of crypto-assets involves unique risks and uncertainties not present in arrangements to safeguard non-crypto-assets. While other types of assets held in a similarly-segregated manner have been deemed not to be part of the custodian’s bankruptcy estate under various regulatory regimes, bankruptcy courts have not yet considered the appropriate treatment of custodial holdings of crypto-assets, and any such determination may be highly fact-specific. Despite LedgerX’s efforts, through contractual terms and account set up, to structure customer accounts and wallets in a manner that reinforces customer ownership of the crypto-assets, there can be no assurance that courts will not consider such crypto-assets as part of LedgerX’s or a LedgerX custodian’s bankruptcy estate. In that event, crypto-assets that LedgerX or its custodian holds on behalf of LedgerX customers may become subject to the bankruptcy proceedings, and such customers could be treated as general unsecured creditors. Moreover, even if crypto-assets ultimately are not treated as part of LedgerX’s or LedgerX custodian’s bankruptcy estate, the lack of precedent and the fact-dependent nature of the determination could delay the return of such crypto-assets to customers or result in the return of all or a portion of the cash value of the crypto-assets rather than the crypto-assets themselves. As a result of these and other risks, crypto-assets may be riskier and less attractive than other assets, which could reduce demand for LedgerX’s crypto-related products and could adversely affect the LedgerX business.
The current and further operation of LedgerX may increase our cybersecurity costs and risks.
In addition to risks related to crypto-assets described above, we also face risk to the extent actual or perceived cybersecurity attacks and/or successful intrusions are directed at LedgerX or other entities that transmit or provide functionality regarding the trading of crypto-assets or crypto-related products. Such an event could lead to a general loss of confidence in crypto-assets, crypto-related products based on crypto-assets, or the efficacy of security measures to protect crypto-assets or crypto- related products. Cyberattacks on entities transacting in crypto-assets and crypto-related products are sophisticated and increasing in frequency. These attacks may be difficult to detect and may occur on the LedgerX system or the systems of third party vendors utilized by LedgerX.
Actual cyberattacks or security breaches on the LedgerX markets, clearing house or third party vendors that service LedgerX’s products could adversely affect the LedgerX business by resulting in improper disclosure of confidential personal information and/or the unavailability of the systems that facilitate transacting in the LedgerX crypto-related products.
Actual or perceived cyberattacks or security breaches could lead to substantial losses to LedgerX, significant harm to its reputation and additional regulatory scrutiny or examinations, which could cause us to incur significant remediation costs or fines. It could also reduce customer confidence in the resiliency of the LedgerX markets or clearing house and result in civil penalties to be paid by LedgerX to customers or third parties affected by any cyberattack or security breach.
Risks Related to Owning an FCM
Dorman Trading is subject to margin funding requirements on short notice.
The Dorman Trading business involves establishing and carrying open positions for clients on futures exchanges. Dorman Trading is a clearing FCM on several futures exchanges and as such is required to post and maintain margin or credit support for the positions of clients on these futures exchanges. Although Dorman Trading collects margin or other deposits from its clients for these positions, adverse price movements can occur which will require Dorman Trading to post margin or other deposits with clearing houses on short notice, whether or not it is able to collect additional margin or credit support from its clients. Dorman Trading has in place procedures for collecting margin and other deposits from clients on a same-day basis; however, there can be no assurance that these procedures will provide Dorman Trading with sufficient funds to satisfy any additional margin or credit support it may be required to post in the event of severe adverse price movements affecting the open positions of its clients. Generally, if a client is unable to meet its margin call, Dorman Trading may liquidate the client’s account. However, there can be no assurance that in each case the liquidation of the account will not result in a loss to Dorman Trading or that liquidation will be feasible, given market conditions, size of the account and tenor of the positions.
Dorman Trading is exposed to counterparty credit risk whereby the failure by persons with whom it does business to meet their financial obligations could adversely affect our business, financial condition and results of operations.
Dorman Trading is exposed to the risk that its counterparties fail to meet their obligations to it or to other parties, resulting in financial loss to Dorman Trading. These risks include:
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failure by clients and counterparties to fulfill contractual obligations and honor commitments to Dorman Trading;

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failure by clients to deposit additional collateral for their margin requirements during periods of price movement;

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failure by clients to meet their margin obligations;

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failure by banks to adequately discharge their obligations to Dorman Trading on a timely basis or remain solvent; and

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default by clearing members in the clearing houses of which Dorman Trading is a member which could cause Dorman Trading to absorb shortfalls pro rata with other clearing members.

These and similar events could materially affect the business, financial condition and results of operations of Dorman Trading. While Dorman Trading has policies, procedures and controls in place to identify and manage its credit risk, there can be no assurance that they will effectively mitigate the credit risk exposure of Dorman Trading. If Dorman Trading’s policies, procedures and automated controls fail, its business, financial condition and results of operations may be adversely affected.
Dorman Trading is subject to risk of default by financial institutions that hold its funds and its customers’ funds.
Dorman Trading deposits its own funds and its customers’ funds with banks and other financial institutions, including other FCMs under omnibus arrangements to effect daily cash settlements and, therefore, is exposed to the risks of settlement bank failures. Such failures could pose both credit risks and liquidity risks to Dorman Trading. In the event of the insolvency of one of these financial institutions, Dorman Trading might not be able to fully recover the assets it has deposited since, in certain cases, it will be among the institution’s unsecured creditors. Dorman Trading may also make demand deposits with banks that are secured only to the value of FDIC insurance or other national deposit guarantee coverage, which is small, and therefore, the deposits may in significant part be lost in the event one of these banks becomes insolvent. As a result, Dorman Trading’s business, financial condition and results of operations could be materially adversely affected by the loss of these funds.
Dorman Trading relies on relationships with introducing brokers for obtaining some of its clients and its business could be harmed by failure to maintain relationships with these introducing brokers and Dorman Trading’s business or reputation could be harmed by such introducing broker misconduct or errors.
Dorman Trading has relationships with introducing brokers who solicit clients for their execution services. Those introducing brokers work to establish execution and/or clearing accounts with Dorman Trading for those new client relationships, but generally serve as the primary relationship and customer service point for those clients. Dorman Trading’s failure to maintain its relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain client relationships could result in a loss of revenues, which would adversely affect Dorman Trading’s business.
In addition, Dorman Trading may be held responsible by regulators or third parties for any improper conduct by its introducing brokers, even though Dorman Trading does not control their activities. This may be the case even when the introducing brokers are separately regulated. Many of the introducing brokers of Dorman Trading operate websites, which they use to advertise Dorman Trading services or direct customers to Dorman Trading, and there may be statements on such websites in relation to services of Dorman Trading that may not be accurate and may not comply with applicable rules and regulations. Any disciplinary action taken against Dorman Trading relating to the activities of its introducing brokers, or directly against any of the introducing brokers of Dorman Trading, could have a material adverse effect on the reputation of Dorman Trading, damage the Dorman Trading brand name and adversely affect the business, financial condition and operating results of Dorman Trading.
Dorman Trading’s risk management policies and procedures may leave it exposed to unidentified or unanticipated risk, which could harm its business.
Dorman Trading’s risk management policies and procedures may not be fully effective in mitigating its risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Dorman Trading’s risk management policies and procedures rely on a combination of technology and human controls and supervision by Dorman Trading employees that are subject to error and failure. Some of its methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, Dorman Trading’s risk management policies and procedures also may not adequately prevent losses due to technical errors if Dorman Trading’s testing and quality control practices are not effective in preventing software or hardware failures. To the extent that Dorman Trading elects to adjust its risk management policies and procedures to allow for an increase in risk tolerance, Dorman Trading will be exposed to the risk of greater losses. Even if Dorman Trading’s risk management procedures are effective in mitigating known risks, new unanticipated risks may arise and it may not be protected against significant financial loss stemming from these unanticipated risks.

Risks Related to Our Growth Strategy
We may not be successful in offering new services or product offerings.
We have spent and may continue to spend substantial time and money developing new service and product offerings and improving current product or service offerings. Our current portfolio of proprietary products includes the SPIKES Volatility products. We also trade Hard Red Spring Wheat futures which, as of the date of this prospectus, trade solely on MGEX.
We anticipate launching several new products in the future, including futures and options on cryptocurrencies, diamonds and other financial products, subject to regulatory approval. We cannot currently predict the timing for the launch of new business initiatives or products and any unexpected difficulty we encounter in implementing the new business initiative or products could result in a delay. Any crypto-related products we may launch will be subject to regulatory approval and the regulatory environment for crypto-related products is complex which may impact the timing of the launch of these products. The timing of the launch of new products and services will also be subject to market conditions, customer interest and Company resources. If our future product launches are not successful, we may miss a potential market opportunity and not be able to recover the costs of such initiatives. Delays in obtaining any required regulatory approval associated with new product offerings may also delay or limit our ability to benefit fully from these offerings. Further, we have entered into and may seek in the future to enter into or increase our presence in markets that already have established competitors who may enjoy the protection of high barriers to entry, among other advantages.
We will need to invest in our operations to maintain and grow our business and to integrate acquisitions, and we may need additional funds, which may not be readily available.
We depend on the availability of adequate capital to maintain and develop our business. Although we believe that we can meet our current capital requirements from internally generated funds, cash on hand and borrowings under our credit facilities, together with the proceeds from this offering, if the capital and credit markets experience volatility, access to capital or credit may not be available on terms acceptable to us or at all. Limited access to capital or credit in the future could have an adverse effect on our ability to refinance debt, meet our regulatory capital requirements, engage in strategic initiatives, make acquisitions or strategic investments in other companies, pay dividends, repurchase our stock or react to changing economic and business conditions. If we are unable to fund our capital or credit requirements, it could have an adverse effect on our business, financial condition and operating results.
In addition to our debt obligations, we will need to continue to invest in our operations for the foreseeable future to integrate acquired businesses and to fund new initiatives. If we do not achieve the expected operating results, we will need to reallocate our cash resources. This may include borrowing additional funds, or diverting investments in new service or products or passing on opportunities that we find to be attractive investments, which may slow our growth initiatives.
Should we need to raise funds through issuing additional equity, our equity holders will suffer dilution. Should we need to raise funds through incurring additional debt, we may become subject to covenants more restrictive than those contained in our credit facilities and other debt instruments. Furthermore, if adverse economic conditions occur, we could experience decreased revenues from our operations, which could affect our ability to satisfy financial and other restrictive covenants to which we are subject under our existing indebtedness.
Our failure to manage the growth of our business could harm us.
We have experienced significant growth in our business since our inception in 2007. We launched our first options exchange, MIAX Options, in 2012. MIAX Pearl was launched in February 2017, MIAX Emerald was launched in March 2019 and MIAX Pearl Equities was launched in September 2020. We completed the acquisitions of BSX and MGEX in December 2020, Dorman Trading in October 2022 and LedgerX in May 2023. We plan to launch a fourth U.S. options exchange, which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC. While the MIAX Exchange Group’s overall market share has increased since the launch of MIAX Options, there is no guarantee this will continue in the future.
We may need to expand and adapt our operational infrastructure and increase the number of our personnel to pursue growth opportunities. Our MIAX Exchange business relies on our exchange technology and other operational and financial reporting and control systems. To effectively manage our growth, we will need to continue to upgrade and improve the MIAX Exchange technology and other operational and financial systems, procedures and controls. In particular, as our MIAX Exchange technology grows, any failure of our exchange technology to accommodate the increasing number of transactions and order flow could adversely affect our business and ability to collect revenue.
The MGEX DCO operates on proprietary technology, which we have recently upgraded to support our growing portfolio of new products and enhance customer experience. We implemented a new MGEX clearing system in the second quarter of 2023. The MGEX DCM currently operates on the CME Globex platform for the MGEX trading system. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or on such later date as agreed to by the parties, at which time we intend to implement our own trading system for MGEX. We plan to develop our own MGEX trading system for the trading of products as they come off the CME Globex platform.
The LedgerX DCO, DCM, and SEF operate on proprietary technology, which we are currently in the process of assessing. We may determine to upgrade or replace this technology to support new products and functionality and to enhance customer experience.
These new systems, upgrades and improvements will require a dedication of resources and in some cases are likely to be complex. If we are unable to launch a new trading system for MGEX at such time that the MGEX products come off the CME Globex platform, make any enhancements to, or replacement of, the clearing or trading systems for LedgerX in a timely manner, or adapt our systems and technology in a timely manner to accommodate our growth, our business may be adversely affected.
Our business plan contemplates the addition of new product and service offerings by Dorman Trading which may not be successful. We have agreed to make a capital contribution to Dorman Trading over the 12 months ending October 2023. If we need to provide a material amount of additional capital to Dorman Trading to develop business opportunities, such funds expended by us could negatively affect the introduction of new products in our other lines of business which could result in slower overall growth in our business.
We intend to opportunistically pursue potential acquisitions and strategic alliances; these types of transactions involve risks and we may not be successful in growing our business through acquisitions or strategic alliances.
As part of our growth strategy, we intend to continue evaluating potential acquisition opportunities and strategic alliances. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities trading industry, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions, including our recent acquisitions of Dorman Trading and LedgerX, involve numerous risks, including, among others:
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failure to achieve financial or operating objectives;

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failure to successfully and timely integrate any operations, products, services or technology we may acquire or combine with in a strategic alliance;

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diversion of management’s and other key personnel’s attention;

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failure to obtain necessary regulatory or other approvals; and

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potential loss of customers or personnel.

Our continued growth may require increased investment by us in technology, facilities, personnel, and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes, which may be more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionally greater than or equal to the increase in our costs associated with this growth, our business, financial condition and operating results may be materially adversely affected.
Failure to successfully manage any acquisition or strategic alliance we may make in the future could adversely affect our growth strategy and our future profitability. Furthermore, future acquisitions or strategic alliances may require significant resources and may result in significant unanticipated losses, costs or liabilities.
We may fail to realize the anticipated cost savings, growth opportunities, synergies and other benefits anticipated from mergers and acquisitions or strategic alliance transactions.
Integration of companies is complex and time consuming, and requires substantial resources and effort. For any merger or acquisition we engage in, we will have to successfully combine the businesses in a manner that permits expected cost savings and synergies to be realized. The integration process and other disruptions resulting from mergers or acquisitions may also disrupt each company’s business or cause inconsistencies in standards, controls, procedures and policies that could adversely affect our relationships with market participants, employees, regulators and others with whom we or the target entity has business or other dealings or our ability to achieve the anticipated benefits of the merger or acquisition. In addition, difficulties in integrating the businesses or any negative impact on the regulatory functions of any of our companies could harm the reputation of the companies. We may not successfully achieve the integration objectives, and we may not realize the anticipated cost savings, revenue growth and synergies in full or at all, or it may take longer to realize them than expected, which could negatively impact our results of operations or financial condition.
Developing and launching regulated products in the crypto-asset and other digital asset markets is highly competitive and may expose us to additional risks.
In addition to other types of products, we may seek to develop and launch futures, options on futures, and/or swaps based on crypto-assets or other digital asset products. There can be no assurances that we would be successful in developing and launching such products if we decide to expand into this market or that we will be able to secure or maintain the necessary regulatory approvals; receive support from market participants, industry partners and users to develop and launch products as planned; or realize the expected return on our investment. We do not intend to launch any crypto-related products or services in the near future on our national securities exchanges which are regulated by the SEC (MIAX, MIAX Pearl, MIAX Emerald) or, once live, will be regulated by the SEC (MIAX Sapphire). Subject to regulatory approval, we plan to launch crypto-related products on MGEX and LedgerX, which are regulated by the CFTC.
The blockchain ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to stringent industry and regulatory requirements. We have limited experience in the digital assets space. The operation of a crypto-asset derivatives trading market is subject to potential technical, legal and regulatory constraints. Any problems that we encounter, including technical, legal and regulatory problems, could negatively impact our ability to ability to operate in this market.
The CFTC considers Bitcoin as a commodity, and as such, exchange-traded derivatives involving Bitcoin are subject to the CFTC’s jurisdiction and enforcement powers. We intend to list and clear futures and/or options on futures on Bitcoin on MGEX. LedgerX currently lists and clears fully collateralized, physically settled Bitcoin swaps, futures and options on futures as well as fully collateralized, physically settled Ether swaps and options on futures.
Other DCMs (such as CME, Bitnomial, Cboe Digital, and ICE Futures U.S.) already list competing crypto-based products, and we expect additional DCMs to list competing products in the future as well. Accordingly, many competitors offering trading in the same product may make it difficult for us to achieve success with our products. Our competitors may have greater resources and more experience in this market than we have and there can be no assurance that we will have the financial and operational resources necessary to launch our crypto-based products and successfully compete with our competitors.
Our success will depend on our ability to develop and launch our crypto-based product and service offerings, our customer base and our technology. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability or our electronic platforms and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices.
The bankruptcy of FTX and the bankruptcies of other crypto-asset platforms has brought increased scrutiny to the crypto-asset industry. If our crypto-based products, markets, services and technology are not competitive or we fail to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts our business, financial condition and operating results could be materially harmed.
Risks Related to our Technology
We may not be able to keep up with rapid technological changes affecting our industry.
Our industry is characterized by rapidly changing technology, evolving industry standards and regulations, changes in use and user requirements and preferences, and frequent product and service introductions embodying new technologies. Our failure to anticipate or respond adequately to these changes or any significant delays in product development efforts could have a material adverse effect on our business. Remaining competitive in a rapidly changing industry depends upon our being able to attract and retain a highly-skilled technology staff and our ability to invest the financial resources necessary to keep our systems up to date. If we fail to do so, our systems could become less competitive, resulting in decreased trading volumes, which would have a material adverse effect on our business, financial condition and operating results.
If we experience significant or recurring systems failures or capacity constraints, our reputation may be harmed and we may experience a loss of business.
Our business is dependent on our ability to process, execute and monitor, in an efficient and uninterrupted manner, a large number of transactions, which occur at high volumes and frequencies across multiple systems, and our ability to access key business data, financial information, order processing and invoicing. We rely on the capacity, reliability and security of our information technology and communications and other business systems and software supporting our operations. Our systems, or those of our third-party providers, including cloud providers, may fail or be shut down or may operate slowly due to capacity constraints, resulting in one or more of the following:
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unanticipated disruptions in service to our customers;

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slower response times and delays in our users’ trade execution, clearing and processing;

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failed settlement of trades;

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incomplete or inaccurate accounting, recording or processing of trades;

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distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity;

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financial losses;

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security breaches;

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litigation or other user claims;

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loss of users; or

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regulatory sanctions.

If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.
While we have programs in place to identify and minimize our exposure to vulnerabilities and work in collaboration with the technology industry to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Our markets have experienced occasional system failures in the past and could experience future systems failures. Such events may undermine users’ confidence in our products and services, or otherwise negatively affect our business.
Our continued growth will require significant investments in technology. If we are unable to increase the capacity and capabilities of our systems, or implement new trading systems at MGEX and LedgerX and a new clearing system at LedgerX, our business could be materially adversely affected.
If we cannot upgrade, replace or expand our systems as may be needed from time to time or if our systems otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. The MGEX DCO operates on proprietary technology, which we have recently upgraded to support our growing portfolio of new products and enhance customer experience. We implemented a new MGEX clearing system in the second quarter of 2023. The MGEX DCM currently operates on the CME Globex platform offering global distribution for MGEX-listed products. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or such later date as agreed to by the parties, at which time we intend to provide our own trading system for MGEX. LedgerX currently operates its own trading and clearing systems. We are currently assessing the LedgerX business model and technology and clearing systems and we may determine to change the LedgerX business model, trading and clearing systems. Any system issue, including failure to implement a new MGEX or LedgerX trading system, a new LedgerX clearing system, or failure to launch new products during the transition to such systems, that causes an interruption in services, decreases the responsiveness of our services or otherwise affects our services or products may result in damage to our reputation and a loss of business.
We will need to continue to make significant investments in hardware, software and telecommunications infrastructure to accommodate a new MGEX and LedgerX trading system, a new LedgerX clearing system as well as to accommodate increased trading and clearing activity as our business grows. If we are unable to develop these new systems on a timely basis, or increase the capacity and capabilities of our systems to accommodate increasing trading and clearing activity, our ability to maintain or expand our businesses would be materially adversely affected.
The technology upon which we rely, including technology provided by third parties, may be vulnerable to security risks, cybersecurity risks, operational disruptions, and other risks and events that could harm our business.
The secure and reliable operation of our technology, including our computer systems and communications networks, and those of our service providers and market participants, is critical to our business. Our technology, our people, our third-party service providers and our users may be vulnerable to targeted attacks, such as “phishing” attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, “ransom” attacks, firewall or encryption failures or other security risks. The financial services industry has been the target of criminal groups, political activist groups and nation-state actors, and our role as a financial services provider may place us at greater risk than other public companies for a cyber-attack or other information security threats. While we have not experienced cyber-attacks that are individually, or in the aggregate, material, we have experienced cyber incidents of varying degrees in the past. Our usage of mobile and cloud technologies may increase our risk for a cyber-attack. Our security defenses may also be impacted or breached due to employee error, malfeasance, system errors or vulnerabilities. Outside parties may attempt to fraudulently induce employees, or users, to disclose sensitive information in order to gain access to our technology systems and data, or our users’ data.
We maintain policies, procedures and controls designed to protect the confidentiality, integrity, availability and reliability of our exchange trading and clearing systems, networks and information more broadly, and to guard against cybersecurity incidents and unauthorized access. These policies, procedures and controls are subject to periodic monitoring, auditing, and evaluation practices, pursuant to our enterprise risk management program. Our employees must also participate in cybersecurity and data privacy training programs, which include simulations and response readiness tests. Independent third-party cybersecurity penetration assessments are also routinely performed. These safeguards and measures may nevertheless prove insufficient to prevent cybersecurity incidents, subjecting us to potential liability and damages, loss of business, penalties, unfavorable publicity, damage to our reputation, and increased scrutiny from our regulators, all of which could materially affect our business.
Although we have insurance for some of our exchanges and clearing houses and limitations of liability under the rules of our exchanges and clearing houses against some cyber and privacy risks and attacks, we may be subject to litigation and financial losses that exceed these policy or exchange and clearing house rules limits or are not covered under any of our insurance policies or such exchange rules limitations. We may be required to expend significant resources in the event of any real or threatened breaches in security or system failures, including to protect against threatened breaches, to alleviate damage caused by an actual breach, and to address any reputational harm or litigation or regulatory liability. Security breaches could result in the loss of market participants, declines in trading volume, and could negatively impact our competitive position and our business, financial condition and operating results.
We are also subject to laws and regulations regarding data protection and data security as well as oversight by the SEC and the CFTC as to our cybersecurity practices. As cyber threats continue to evolve and increase, and as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, we may be required to devote significant additional resources to modify and enhance our security controls and to identify and remediate any security vulnerabilities, which could have an adverse effect on our business, financial condition and operating results.
We depend on third-party providers for key components and services that are important to our business. An interruption or cessation of such components or services by any third party could have a material adverse effect on our business.
We depend on a number of third-party providers, such as banks, telephone companies, internet service providers, data processors, cloud hosting providers, data center providers, and software and hardware vendors, for aspects of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance.
We also depend on third-party providers with whom we have contracted for key exchange components and services, like clearing organizations such as the Options Clearing Corporation (“OCC”), the Depository Trust & Clearing Corporation (“DTCC”), routing broker-dealers, processors of market information such as UTP, CTA and Option Price Reporting Authority (“OPRA”), CME Globex for MGEX trading, Amazon Web Services for the LedgerX trading and clearing systems and various vendors of communications, back-office services and networking products and services.
With respect to options traded on national securities exchanges, all contracts traded on our MIAX Exchanges must be cleared through clearing members of OCC. Should one of these clearing members or liquidity providers exit the business, withdraw from our options exchanges or impose additional market-maker financial requirements, or if market-makers were unable to transfer to another clearing member or other liquidity providers were unable to provide additional liquidity, the result could be a significant disruption to the options markets, including ours.
In addition, if OCC or DTCC were unable to perform clearing services for existing or new products, or their clearing members were unable or unwilling to clear through them, transactions could likely not occur on our markets, or there may be delays, including until clearing is moved to another clearing agency. OPRA consolidates options and UTP and the CTA consolidate equities market information, such as last sale reports and quotations. If any of them were unable to provide this information for a sustained period of time, we may be unable to offer trading on our options and equities markets.
The MGEX DCM currently operates on the CME Globex platform for the MGEX trading system. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or such later date as agreed to by the parties, at which time we intend to implement our own trading system for MGEX.

BSX is a fully electronic, vertically integrated securities market. Trading, clearing, settlement and depository functionality for BSX is provided by Nasdaq, Inc. (“Nasdaq”) technology.
We also rely on third-party broker-dealers for routing services in U.S. listed equity securities in certain circumstances. Specifically, these third-party broker-dealers will route an order from a customer away from our markets to another trading venue if there is insufficient liquidity on our markets to match the order. We rely on BofA Securities, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Wolverine Execution Services, LLC to route orders to other markets.
We are heavily dependent on technology for our markets and services, including our data and disaster recovery centers, some of which are housed by third parties, and certain communications and networking products and services. If any of these technologies are unavailable, and cannot be replaced in a sufficiently short time period, we may be unable to operate our markets.
In addition, we currently rely on FINRA to perform certain regulatory functions on behalf of the MIAX Exchanges pursuant to a regulatory services agreement (“RSA”) which we entered into in 2014. However, we maintain ultimate responsibility for the regulatory activities of the MIAX Exchanges.
We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation or impairment of an important service by a third party or disruption of a third party’s operations could cause us to halt trading in some or all of our products or our services, make us unable to conduct other aspects of our business, cause us to experience the loss of a significant number of market participants or cause us to experience a significant reduction in trading activity on our options and futures markets, each of which could have a material adverse effect on our business, financial condition and operating results. In addition, our inability to make alternative arrangements, such as moving clearing to another clearing agency, in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results.
Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.
Our technology platform contains software licensed to us by third-party authors under “open source” licenses. Although we assess the risk posed by open source software prior to using it in connection with our products and services, use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. Although we routinely review any use of open source software for compliance with applicable open source license terms, the terms of many open source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use the open source software. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer or discontinue use of our software or take other remedial action any or all of which could cause disruptions in, or impose significant costs on, our business.
Our products, platforms, and internal systems rely on software that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations or vulnerabilities in our systems, our business could be adversely affected.
Our products and internal systems rely on software, including software developed and maintained by third parties, which is highly technical and complex. We rely heavily on these highly technical systems for our operations, and any system failures could have an adverse effect on our reputation, business, financial condition and results of operations. The software on which we rely may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities may be difficult to detect and may only be discovered after code has been released for external or internal use. Such vulnerabilities may lead to unfavorable user experiences, delayed product introductions or an inability to provide some or all of our services to users.
Regardless of the steps taken to avoid and mitigate technological errors and risks, we cannot guarantee that technological outages will not occur. Such errors, bugs, vulnerabilities or defects could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, bugs, vulnerabilities or defects in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, regulatory or governmental inquiries, civil litigation, or liability for damages, any of which could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Financial Position
We have outstanding indebtedness, which may decrease our business flexibility and adversely affect our business, financial condition and operating results.
As of March 31, 2023, after giving effect to the repayment of our Senior Secured Loan with a portion of the net proceeds from this offering, we would have had approximately $56.2 million of unsecured convertible promissory notes due 2024, $5.0 million of unsecured convertible promissory notes due 2025, and no funds outstanding under our two unsecured and one secured revolving lines of credit.
The financial and other covenants to which we have agreed and our indebtedness may have the effect of reducing our flexibility to respond to changing business and economic conditions, thereby placing us at a competitive disadvantage compared to competitors that have less indebtedness and making us more vulnerable to general adverse economic and industry conditions. Further, we may default on our obligations or violate the covenants, in which case, we may be required to seek a waiver of such default or the debt obligations may be accelerated. A default under any of our indebtedness with cross default provisions could result in a default on our other indebtedness. Our indebtedness may also increase future borrowing costs, and the covenants pertaining thereto may also limit our ability to repurchase shares of our common stock, pay dividends or obtain additional financing to fund working capital, capital expenditures, acquisitions or general corporate requirements. We are also required to dedicate a larger portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including working capital and capital expenditures.
We may be required to recognize impairments of our goodwill, other intangible assets or investments.
The determination of the value of goodwill and other intangible assets requires the use of estimates and assumptions that affect our consolidated financial statements. As of March 31, 2023 and December 31, 2022, we had goodwill of approximately $44.3 million for both periods relating to our acquisitions.
During 2021 and 2022, and for the three months ended March 31, 2023, we did not record any impairments of our goodwill. During the year ended December 31, 2022, we recorded an impairment charge of $0.6 million, related to the Pyth tokens held in an FTX account, which were no longer accessible and may not be recoverable as a result of the FTX bankruptcy. There was no impairment of intangibles in 2021. We also recorded a $4.6 million loss related to other-than temporary impairment of two of our investments. We cannot assure you that we will not experience future events that may result in these types of impairments. An impairment of the value of our existing goodwill, other intangible assets and other investments and assets could have a significant negative impact on our future operating results.
For additional information on our goodwill, other intangible assets and investments, refer to Notes 3, 5, and 11 of our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Other Identifiable Intangible Assets”.

Risks Related to Legal and Regulatory Matters
The MIAX Exchanges are subject to comprehensive regulation by the SEC.
MIAX Options, MIAX Pearl and MIAX Emerald are registered national securities exchanges and Self-Regulatory Organizations (“SROs”), and, as such, are subject to comprehensive regulation by the SEC.
In addition to the regulatory requirements governing the operation of our exchanges, we also have certain responsibilities for regulating the members that trade on our exchanges. These regulatory obligations generally include proper licensing and qualification of the firms and individuals, substantive conduct standards, communication and disclosure rules, monitoring and surveillance, training, capital requirements, supervisory obligations, maintenance of anti-money laundering (“AML”) programs, suspicious activity reporting, risk management standards, trade reporting, and ongoing examinations and reviews. The risks from failing to comply with these regulatory obligations include potential liability, disciplinary action against the firm and individuals, monetary penalties, and restrictions on future activities. While we have entered into agreements under which FINRA provides certain regulatory services with respect to our options and equities exchanges, we retain ultimate responsibility for the regulation of our members.
Our ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of appropriate systems and procedures, our ability to attract and retain qualified personnel, the ability of FINRA to perform under its RSA, and our ability to complete any new additional responsibilities for regulating our members and our oversight of the work done by FINRA and OCC.
The SEC has broad powers to audit, investigate and enforce compliance and to punish noncompliance by SROs pursuant to applicable laws, rules and regulations. If a regulatory authority were to find one of our programs of enforcement or compliance to be deficient, our SROs could be the subject of investigations and enforcement proceedings that may result in substantial sanctions, including revocation of registration as a national securities exchange. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
Until the SEC approves a funding model that shares the cost of the Consolidated Audit Trail (“CAT”) between the SROs and broker-dealers, the SROs may continue to incur additional costs, which may become significant and may not be reimbursed.
In 2016, the SEC approved a plan to establish a market-wide CAT to improve regulators’ ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT, which governs the collection, processing and distribution of quotation and transaction information for securities listed on the MIAX Exchanges. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In addition to increased risk in connection with our regulatory obligations, implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs, which include the MIAX Exchanges, and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members. The funding to date is provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the SROs may continue to incur additional costs, which may become significant and may not be reimbursed. As of March 31, 2023, we have accrued approximately $36.8 million as a receivable in connection with our portion of expenses related to the CAT implementation.
MGEX and LedgerX are subject to comprehensive regulation by the CFTC.
MGEX and LedgerX are each a DCM and a DCO registered with the CFTC. LedgerX is also a SEF registered with the CFTC. The operations of MGEX and LedgerX are subject to regulation by the CFTC under the Commodity Exchange Act, as amended (“CEA”) and CFTC regulations issued thereunder. The CEA generally requires that in the United States futures trading be conducted on a DCM and swaps trading be conducted on a SEF or DCM. The CEA and CFTC regulations establish criteria for an exchange to be designated as a DCM or SEF. Designation as a DCM or SEF are in each case non-exclusive. This means that the CFTC may permit additional exchanges or trading platforms to be DCMs or SEFs for trading the same or similar contracts.
MGEX and LedgerX are subject to the oversight of the CFTC and to a variety of ongoing regulatory and reporting responsibilities under the CEA and CFTC regulations. As a DCM and DCO, MGEX and LedgerX are required to comply with the applicable core principles and regulations under the CEA. Similarly, LedgerX as a SEF is required to comply with CEA regulations. MGEX and LedgerX have surveillance and regulatory operations and procedures to monitor and enforce compliance by market participants with MGEX and LedgerX rules. If MGEX or LedgerX fail to comply with applicable laws, rules or regulations, it may be subject to censure, fines, cease-and-desist orders, suspension of its business, removal of personnel or other sanctions, including revocation of the MGEX or LedgerX designation as a DCM and/or DCO or the LedgerX SEF designation, all of which could have a material adverse effect on our business.
LedgerX is the subject of certain CFTC inquiries and may come under additional regulatory scrutiny and investigations. See “— The past, current and future operation of LedgerX may increase our regulatory costs and risks.”
Dorman Trading is subject to comprehensive regulation by the CFTC.
Dorman Trading is a FCM registered with the CFTC. The operations of Dorman Trading are subject to regulation by the CFTC under the CEA and CFTC regulations issued thereunder. The CFTC, the NFA, and the Chicago Mercantile Exchange, Inc. (as the Designated Self Regulatory Organization (“DSRO”) of Dorman Trading) as well as the applicable foreign regulators and the exchanges on which Dorman Trading does business require compliance with their respective rules and regulations. These regulations govern a broad and diverse range of Dorman Trading’s activities, including, without limitation, risk management, disclosures to clients, reporting requirements, client identification and AML requirements, safeguarding client assets (customer segregated funds that are deposited as margin) and personal information and the conduct of its directors, officers and employees.
Failure to comply with any of these laws, rules or regulations could have a material adverse effect on our business, results of operations and financial condition, including as a result of regulatory investigations and enforcement proceedings, civil litigation, fines and/or other settlement payments. In addition, changes in existing rules or regulations, including the interpretation thereof, or the adoption of new rules or regulations, could subject Dorman Trading to increased cost and risk of regulatory investigation or civil litigation, one or more of which could have a material adverse effect on our business.
Regulatory action adversely affecting proprietary products exclusively licensed by us may negatively impact our revenues derived from those products.
Our ability to generate revenue derived from trading exchange-listed products, including crypto-based products, is dependent upon receiving regulatory approval from applicable regulatory authorities. We, and the index owners, may be subject to changes in the law or other actions taken in the future that might impede our ability to exclusively offer trading in certain index options and futures, including an order to halt trading by the SEC or CFTC.
On November 24, 2020, the SEC issued an Exemptive Order (Release No. 34-90510), which allowed for the listing of SPIKES Futures as a futures contract on MGEX (the “SEC Order”). The SEC Order is currently being challenged by the Cboe in the U.S. Court of Appeals for the District of Columbia Circuit. MGEX made a motion for leave to intervene in this case as an interested party on February 19, 2021, which was granted on March 25, 2021. As of June 28, 2022, briefing in the matter was complete. Oral arguments on the matter were held on October 28, 2022. In response to this challenge, the Court can either (1) affirm the SEC Order, (2) remand the SEC Order back to the SEC to address any deficiencies identified by the Court, but leave the SEC Order in effect, or (3) vacate the SEC Order. If the Court chooses to vacate the SEC Order, we may need to seek other regulatory relief in order to continue to list SPIKES Futures as a futures contract. The scope and nature of that relief would depend on the Court’s basis for vacating the SEC Order, but it may include, for example, seeking exemptive relief or other orders from the SEC and/or the CFTC. In the event that the Court vacates the SEC Order, we cannot guarantee that we will be successful in obtaining any necessary relief and there may be disruptions to trading in the SPIKES Futures market (up to and including cessation of trading) while we assess the legal and regulatory impact of the Court’s decision to vacate the SEC Order.
Additionally, as an index provider, we could be subject to SEC regulatory action. For example, the SEC recently and for the first time pursued a regulatory action against an index provider, S&P Dow Jones, for failing to properly disclose certain aspects of the calculation methodology. The SEC charged S&P Dow Jones with violating Section 17(a)(3) of the Securities Act. Without admitting or denying the SEC’s findings, S&P Dow Jones agreed to a cease-and-desist order and paid a $9 million penalty. Since we calculate some of our own licensed indexes and also engage others to calculate on our behalf, that we could be subject to similar regulatory exposure in the event that we do not properly disclose all of the calculation features.
The SEC may adopt rules and regulations around benchmarks, similar to the regulatory framework in Europe under BMR. If they do, we would have to ensure that the indexes that underlie our products are compliant with those regulations.
Our ability to implement or amend rules or regulatory approval orders could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services.
The SEC requires registered exchanges to submit proposed rule changes for functional changes as well as fee changes to the SEC. Even where a proposed rule change may be effective upon its filing with the SEC, the SEC retains the right to abrogate, suspend or disapprove such rule changes. The SEC review process can be lengthy and can significantly delay the implementation of proposed rule changes that the MIAX Exchanges believe are necessary or appropriate to the operation of their respective markets. If the SEC does not approve a proposed rule change or delays its approval, this could negatively affect the ability of the MIAX Exchanges to make needed changes or implement business decisions or implement fee changes, including changes to our non-transaction fees.
Similarly, the SEC must approve amendments to our exchange subsidiaries’ certificates of incorporation and bylaws, as well as certain amendments to MIH’s amended and restated certificate of incorporation and amended and restated by-laws. The SEC may decide not to approve a proposed amendment or may delay such approval in a manner that could negatively affect our ability to make a desired change.
The CFTC, which regulates MGEX and LedgerX, also requires registered exchanges and clearing houses to submit proposed rule changes. Such rule changes are required for changes in exchange or clearing house functionality and fees, among other things. A rule change and a change in the DCM and DCO approval orders would be required from the CFTC in the event we want to change the margin model at LedgerX or permit any FCM to clear trades executed on LedgerX on behalf of third-party customers. Any rule changes would either be subject to self-certification or would require approval by the CFTC. Any DCM or DCO order changes would require approval by the CFTC. Even where a proposed rule change is self-certified, the CFTC retains the right to stay such rule changes. The CFTC may not approve a proposed rule change or order change or may delay such approval in a manner that could negatively affect the ability of MGEX or LedgerX to make a desired change.
We may be subject to censures, fines and other legal proceedings if we fail to comply with legal and regulatory obligations.
The SEC and CFTC have broad powers to audit, investigate and enforce compliance and to punish noncompliance by, as applicable, SROs, DCMs, DCOs, SEFs and FCMs pursuant to applicable laws, rules and regulations. If a regulatory authority were to find one of our programs of enforcement or compliance to be deficient, our SROs, DCM, DCO, SEF or FCM could be the subject of investigations and enforcement proceedings that may result in substantial sanctions, including revocation of registration as a national securities exchange, DCM, DCO, SEF or FCM. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
LedgerX is currently the subject of certain CFTC inquiries and may come under additional regulatory scrutiny and investigations. See “— The past, current and future operation of LedgerX may increase our regulatory costs and risks.”
There are significant regulatory hurdles to launching new crypto-related products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.
From time to time, we have launched, and intend in the future to launch, new crypto-related products, services and business ventures and continue to explore and pursue other opportunities to strengthen our business and grow our company. If we fail to obtain any required regulatory approval associated with a new product offering on a timely basis, such failure may result in delays or restrictions on our ability to benefit fully from these offerings.
Federal, state or international regulators or legislators may curtail or prohibit the trading or clearing of certain crypto-based products.
In recent years, the SEC, and U.S. state securities regulators have stated that certain crypto-assets should be classified as securities under U.S. federal and state securities laws. A number of enforcement actions and regulatory proceedings have since been initiated against crypto-assets and their developers and proponents, as well as against trading platforms that provide exchange and clearing functions for crypto-assets. Several foreign governments have also issued similar warnings cautioning that crypto-assets may be deemed to be securities under the laws of their jurisdictions.
Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to supervisory oversight by the CFTC, including registrations of entities engaged in, and platforms offering, commodity interest transactions. This CFTC authority extends to crypto-asset futures contracts and swaps, including transactions that are based on current and future prices of crypto-assets and indices of crypto-assets.
The application of securities and commodity interest laws to the specific facts and circumstances of crypto-assets is complex and may be subject to change. The SEC and its staff have taken the position that certain crypto-assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto-asset is a security is a highly complex, fact-driven analysis. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto-asset as a security. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form); however, the SEC may consider Ether and other crypto-assets to be securities. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be applied to other crypto-assets generally. With respect to crypto-assets other than Bitcoin, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto-asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto-asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.
The classification of a crypto-asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of crypto-assets and crypto- related products. For example, a crypto-asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto-assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto-assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an ATS in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency.
We only plan to list futures and options on futures on the MGEX and LedgerX DCMs, and swaps on the LedgerX SEF, that are permitted for such listing under the CEA and applicable regulations. Prior to making available for trading any new product, including futures, options on futures, or swaps, MGEX as the DCM or LedgerX as the DCM or SEF, needs to submit the product to the CFTC and demonstrate compliance with the CEA and applicable regulations.
Only contracts approved for trading on MGEX or another DCM by the CFTC are currently eligible to be cleared by MGEX, and only contracts approved for trading on the LedgerX DCM or SEF or another DCM or SEF by the CFTC are currently eligible to be cleared by LedgerX. The timing of receipt of any necessary approval under these regulations may impact our ability to launch or clear new products on MGEX or LedgerX.
We currently only plan to permit trading or clearing on the MGEX and LedgerX platform of crypto-related products with underlying crypto-assets for which we determine there are reasonably strong arguments to conclude that the crypto-asset is a commodity and not a security. We have developed policies and procedures to analyze whether each underlying crypto-asset for which we may seek to list a derivative on the MGEX or LedgerX platform could be deemed to be a “security” under applicable laws or a “futures” product. Our policies and procedures do not constitute a legal standard, but rather represent our company-developed model, which permits us to make a risk-based assessment regarding the likelihood that a particular crypto-asset could be deemed a “security” under applicable laws or a “futures” product. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, the CFTC, or a state regulatory authority, or a court were to determine that a crypto-asset for which a derivative product was offered, sold, traded or cleared on the MGEX or LedgerX platform is a “security” under applicable law.
We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto-assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws and commodities laws to the specific facts and circumstances of crypto-assets and crypto-related products based on those crypto-assets is complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws or commodities laws. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.
Prior to trading any new product, including, for example, futures or options on futures on Bitcoin, MGEX or LedgerX, would need to submit the product to the CFTC and demonstrate compliance with applicable regulations.
There can be no assurances that we will properly characterize any given crypto-asset as a security or non-security or commodity interest for purposes of determining whether the MGEX or LedgerX platform will support trading or clearing of the crypto-asset, or that the SEC, CFTC or a court, if the question was presented to it, would agree with our assessment.
If the SEC, CFTC, a state or a court were to determine that a crypto-asset offered, sold, or traded on the MGEX or LedgerX platform is a security, we would not be able to offer crypto-related products on such crypto-asset for trading until we are able to do so in a compliant manner. A determination by the SEC, CFTC, a state or a court that an asset that we support for trading or clearing on the MGEX or LedgerX platform constitutes a security may also result in us determining that it is advisable to remove crypto-related products on those or assets with similar characteristics from the MGEX or LedgerX platform. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto-asset in compliance with the registration requirements, or for acting as a broker, dealer, national securities exchange, or clearing agency without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded crypto-related products on such crypto-asset on the MGEX or LedgerX platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto-asset, which could negatively impact our business, operating results, and financial condition.
Changes to the legislative or regulatory environment may impose new or unanticipated burdens on one or more of our exchanges or clearing houses, which could have a material adverse effect on our business, financial condition and operating results.
Regulatory changes affecting the listed options, equities and futures markets could have a material adverse effect on our business. In recent years, the securities and derivatives industries have been subject to regulatory changes as a result of increasing government and public scrutiny of the securities and derivatives industries. We have also observed an increase in rulemaking and legislation, and we expect to continue to see an increase in rulemaking and legislation as a result of changes in administrations in the United States and our expansion into other asset classes, such as the digital asset space, and geographies.
Following the collapse of several prominent firms related to crypto-assets, including FTX, calls for legislation specifically pertaining to the listing and offering of crypto-assets have increased. The legislative and regulatory environments with respect to crypto-assets and crypto-related products specifically could change materially in the near future, including by clarifying regulatory supervisory authority over crypto-assets and crypto-related products, enhancing or revising current regulatory supervisory frameworks, clarifying or reclassifying crypto-assets as securities or commodities, and placing stricter governance and risk management obligations on firms transacting in crypto-assets or crypto-related products.
In particular, various governmental and regulatory bodies in the United States — including the United States Congress — may adopt new laws or new regulations that could affect the listing and clearing of crypto-related products. For example, several dozen bills that would have addressed the crypto-asset regulatory landscape were introduced in the 117th Congress (2021 – 2023), and several more have been introduced in the first few months of the 118th Congress (2023 – 2025). Following the failure of several prominent companies in the crypto-asset ecosystem, most notably FTX, calls for comprehensive federal legislation over crypto-assets have increased. On June 2, 2023, the Chairman of the House Financial Services Committee and the Chairman of the House Committee on Agriculture released a discussion draft of legislation that would provide a statutory framework for the regulation of crypto-assets, including by providing the CFTC with jurisdiction over crypto-assets and clarifying the SEC’s jurisdiction over crypto-assets that are offered as part of an investment contract. The proposed legislation is still in its early stages and material changes to it could occur before it becomes a law, if ever. We stay abreast of U.S. legislative developments regarding crypto-assets, and we will review and, if need be, amend our plans to launch new crypto-related products based on such developments.
The listed options, equities and futures markets depend on a national market structure that facilitates the efficient buying and selling of underlying stocks, futures and other products. Congress, the SEC, CFTC and other regulatory authorities, including the BMA or other foreign regulatory authorities, could enact legislative or regulatory changes that could adversely affect the ability of our market participants to use our markets, or participate in the options and equities industries at all. Any such changes could result in the loss of a significant number of market participants or a reduction in trading activity on the MIAX Exchanges, MGEX, LedgerX or BSX or through our FCM, any of which could have a material adverse effect on our business. Changes or proposed changes in regulation may also result in additional costs of compliance and modification of market participants’ trading activity on our exchanges.
Further, Congress, regulators and some media have been increasingly scrutinizing electronic trading, payment for order flow and other forms of remuneration, and the structure of equity markets in recent years. The SEC continues to consider various potential market structure changes, which could result in reduced trading volumes, or which could negatively affect our business. To the extent the SEC adopts additional regulatory changes related to market data and access and capacity, our business, financial condition and operating results could be negatively impacted.

Because SROs are required by federal law to perform a variety of regulatory functions, some courts have held that SROs are immune to certain private causes of action relating to the performance of these regulatory functions (however some courts may not apply this immunity doctrine to all claims). In addition, legislative or regulatory developments may change the application of this immunity doctrine. Limitations on the application of the immunity doctrine could result in an increased exposure to litigation, increased liability and/or other legal expenses. We could also be exposed to liability to regulators or other governmental authorities even in situations where immunity would bar a civil claim.
Rulemaking has been proposed by the SEC which may impact equity market structure and could make our MIAX Pearl equity market less competitive. Four proposals were released by the SEC in December 2022 relating to the following: Disclosure of Order Execution Information (Rule 605); Regulation NMS Amendments: Tick Size, Access Fees, and Transparency; Regulation Best Execution; and Proposed Rule to Enhance Order Competition. These proposals are currently in the period of public comment. Implementation of these equity market structure proposals, if adopted as currently proposed, could have an impact on our volumes and operations as well as result in required technology changes and additional compliance costs to the Company.
On June 28, 2023, the Staff of the Divisions of Market Oversight, Clearing and Risk and Market Participants of the CFTC issued a request for comment on the impact of affiliations of certain CFTC-regulated entities to better inform them of potential issues that may arise because of affiliations of CFTC-registered entities with market participants (Release No. 8734-23). The request specifically asks about affiliations between DCOs, DCMs, or SEFs with intermediaries, such as FCMs, or other market participants. Under the CEA and CFTC regulations, DCOs, DCMs, and SEFs have responsibilities for supervising their participants. An affiliation with an intermediary or other market participant raises questions as to how these supervisory responsibilities will be carried out. The 37-question request for comment seeks to better inform the CFTC staff’s understanding of these issues and seeks input on possible mitigating measures. If new regulations are enacted, our business could be impacted by it since we own affiliated DCOs, DCMs, a SEF and an FCM.
BSX, whose regulator is the BMA, relies on its various international recognitions to attract and maintain its listing business. If any of the recognitions were withdrawn, the result could negatively impact BSX business flow. In particular, BSX’s international debt listing business would be severely impacted with the withdrawal of BSX’s Recognized Stock Exchange status by HM Revenue and Customs in the United Kingdom.
Legislative and regulatory proposals to restrict or prohibit payment for order flow (PFOF) practices may negatively impact our revenues and business and financial condition.
Payment for order flow (“PFOF”) is the practice of wholesale market makers paying brokers (typically retail brokers) for their clients’ order flow. By acquiring order flow in this way, market makers are able to trade profitably against client orders (on average) while clients may benefit from reduced trading costs because the commissions retail brokers charge may be subsidized by the payments they receive from wholesale market makers. Under a typical payment for order flow arrangement, a market maker offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange because the market maker knows it will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements. Shortly thereafter, to level the playing field among market makers, exchanges started to administer their own collective payment for order flow programs, under which the exchanges imposed a fee on market makers for some or all customer transactions, creating a pool of money to pay for order flow. The exchange’s market makers have the responsibility to administer the pool of money and to make payments to order-flow providers.
PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC, state regulators, and other regulatory and legislative authorities. For example, in November 2018, the SEC amended its rules relating to broker-dealer disclosure of order handling and routing to require that, among other things, such public disclosures must now describe additional detail regarding terms of PFOF arrangements and profit-sharing relationships that may influence a broker-dealer’s routing decision, including information about average rebates the broker received from, and fees the broker paid to, market makers. There is no guarantee that the SEC, other regulatory authorities or legislative bodies will not adopt additional regulation or legislation relating to PFOF practices as a result of such heightened scrutiny or otherwise, including regulation that could substantially limit or ban such practices, or pursue additional inquiries or investigations relating to PFOF practices. For example, in an August 2021 interview, Gary Gensler, Chair of the SEC, commented that a full ban of PFOF was “on the table”.
On October 14, 2021, the SEC issued the “Staff Report on Equity and Options Market Structure Conditions in Early 2021.” In its report, the SEC concluded that “consideration should be given to whether game-like features and celebratory animations that are likely intended to create positive feedback from trading lead investors to trade more than they would otherwise,” and that “payment for order flow and the incentives it creates may cause broker-dealers to find novel ways to increase customer trading, including through the use of digital engagement practices.” In addition, on August 27, 2021, the SEC issued a request for information and comments on broker-dealer and investment adviser digital engagement practices (“DEPs”), related tools and methods, regulatory considerations, and potential approaches. In its request, the SEC noted that certain competition practices, such as PFOF, in combination with zero commissions, create incentives for firms to use DEPs to encourage frequent trading, and that these incentives may not be transparent to retail investors. The SEC noted that DEPs can potentially harm retail investors if they prompt them to engage in trading activities that may not be consistent with their investment goals or risk tolerance.
On June 8, 2022, Chair Gensler spoke at a conference on the topics of PFOF, exchange rebates, and related access fees. In his speech, which is publicly available on the SEC’s website, he commented that exchange rebates present potential conflicts, including high-volume traders benefitting more from these arrangements while retail investors do not directly benefit from those rebates. He commented that just as PFOF presents a conflict of interest in the routing of marketable retail orders, exchange rebates may present a similar conflict in the routing of customer limit orders and therefore instructed the SEC staff to make recommendations around mitigating conflicts with respect to PFOF and rebates. He also instructed the SEC staff to consider whether exchange fees and rebates should be more transparent, so that investors can understand these amounts at the time of trade execution. Lastly, he instructed the SEC staff to consider how the access fees might change in light of a potentially lower minimum tick size, and whether it may be appropriate to reduce the access fee caps proportionally.
While PFOF is not important as a direct revenue source for the Exchanges, any new or heightened PFOF regulation may result in increased compliance costs and otherwise may decrease our transaction-based revenue as a result of reduced trading volumes on the MIAX Exchanges, which could negatively impact our business, financial condition and operating results.
Changes in the tax laws and regulations affecting us, our products and our market participants could have a material adverse effect on our business.
Legislation may be proposed, both domestically and internationally, that could add a transaction tax on our products or change the way that our market participants are taxed on the products they trade on our markets. If such proposals were to become law, they could have a negative impact on our industry and on us by making the transactions more costly to market participants, which may reduce trading and could make our markets less competitive.
More recently, a number of federal, state and local jurisdictions in the United States and EU Member States have considered a financial transaction tax, but many details remain to be discussed and agreed, including how to assess the tax. Additionally, the proposed Modernization of Derivatives Tax Act of 2021 would introduce in the U.S. mark-to-market tax treatment for all derivatives contracts and require gains and losses be taxed at ordinary income tax rates. If such proposals were to become law, they could have a negative impact on the securities industry and on us by making transactions more costly to market participants, which may impact derivatives trading behavior, reduce trading or clearing and could make our markets less competitive, and they could result in a reduction in volumes and liquidity, which would have a negative impact on our operations.
Furthermore, President Biden issued budget proposals for fiscal year 2024 which included a number of changes to U.S. tax laws, including raising the U.S. federal corporate income tax rate from 21% to 28%, and changes to the global intangible low-taxed income and foreign-derived intangible income tax regimes.

Congress has not introduced any bill to codify such proposals. However, if such proposals were to become law, we may experience a higher effective tax rate.
In addition to proposed tax changes that could affect our market participants, like other corporations, we are subject to taxes at federal, state and local levels, as well as in non-U.S. jurisdictions. Changes in tax laws, regulations or policies or successful claims by tax authorities could result in our having to pay higher taxes, which would in turn reduce our net income. If this occurs, we may experience a higher effective tax rate.
It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.
Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.
Under U.S. federal income tax principles set forth in Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to certain limitations under Section 382 of the Code. Such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, results of operations and cash flows.
We have not conducted a study to assess whether an ownership change will occur because of this offering, due to the significant complexity and costs associated with such a study. An ownership change may also occur in the future depending on future transactions involving stock in the Company.
Additionally, states may impose other limitations on the use of net operating losses and tax credit carryforwards. For example, California has recently imposed other limitations on the use of net operating losses and limited the use of certain tax credits for taxable years beginning in 2020 through 2021. In addition, Illinois limits the amount of net loss deductions to $100,000 per year for taxable years ending on or after December 31, 2021 and before December 31, 2024. Any such limitations on our ability to use our net operating losses and other tax assets could adversely impact our business, financial condition and results of operations. Any limitation may result in the expiration of all or a portion of the net operating loss carryforwards and tax credit carryforwards before utilization.
Our exchanges have self-regulatory obligations that may create conflicts of interest.
Each of our exchanges has obligations to regulate and monitor activities in its markets and ensure compliance with applicable law and the rules of its markets by market participants, including rules related to derivatives transactions on these markets. For example, each of our U.S. national securities exchanges (MIAX, MIAX Pearl and MIAX Emerald) is responsible for identifying possible violations of certain securities laws by its members and taking regulatory action against those members if such violations are confirmed. MGEX and LedgerX are responsible for identifying possible violations of the MGEX or LedgerX contract market rules as applicable by its members or participants including rules related to derivatives transactions on these markets and taking regulatory action against those members if such violations are confirmed. BSX is responsible for overseeing compliance with its trading regulations and investigating and reviewing any alleged breaches or other misconduct.
Our exchanges could be conflicted in pursuing such regulatory actions against its customers, because to do so could result in a loss of trading volumes on its markets. The SEC has previously expressed concern about potential conflicts of interest of “for-profit” exchanges performing the role of an SRO that must oversee and surveil members of the exchange that are also crucial to the exchange’s economic success. In addition, because Dorman Trading is a trading and clearing FCM on MGEX, MGEX could be conflicted in pursuing regulatory action against Dorman Trading as a trading or clearing member of MGEX because Dorman Trading is an affiliate under common ownership. Any failure by one of our exchanges to diligently and fairly regulate its markets or to otherwise fulfill its regulatory obligations, including MGEX’s obligation to abide by its conflict-of-interest rules, could significantly harm our reputation, trigger scrutiny by the SEC, the CFTC, BMA or other applicable regulatory authority, and adversely affect our business.
Our compliance with data privacy and data protection laws may result in greater costs for us.
There is ongoing public concern regarding data privacy and data protection in many jurisdictions in which we operate. Many of those jurisdictions have passed data privacy legislation, with many more contemplating new laws. The laws and regulations related to privacy and data protection are increasing in complexity and number, change frequently and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. Regulation of privacy and data protection often times require monitoring of, and changes to, our data practices in regard to the collection, use, disclosure, storage, transfer and/or security of personal and sensitive information.
These developments could impact our profitability in the affected jurisdictions, or even make it uneconomical for us to continue to conduct all or certain of our businesses in such jurisdictions, or could cause us to incur significant costs associated with changing our business practices, restructuring our businesses or moving all or certain of our businesses and our employees to other jurisdictions, including liquidating assets or raising capital in a manner that adversely increases our funding costs or otherwise adversely affects our stockholders and creditors.
If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.
Our ability to comply with all applicable laws and regulations is largely dependent on our establishment and maintenance of compliance, risk, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance personnel.
We have methods to identify, monitor and manage our risks. Management of legal and regulatory risk requires policies and procedures to properly monitor and manage risk. If our policies, procedures and compliance systems are not effective or if we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. We cannot provide assurance that our policies and procedures will always be effective, or that our management, compliance department, risk management department and related enterprise risk management program and internal auditors would be able to identify any such ineffectiveness. If these departments or programs and related policies and procedures are not effective, we may be subject to monetary or other penalties by our regulators, and our insurance policies may not provide adequate coverage.
Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. If our methods are not fully effective or if we are not always successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. In addition, our insurance policies may not provide adequate coverage.
We could be harmed by misconduct or errors that are difficult to detect and deter.
There have been a number of highly publicized cases involving fraud or other misconduct or manipulative activity by employees of financial services firms and other market participants in the past. Improper trading activity on our platforms by participants could include activities such as spoofing, layering, wash trading and manipulation. Misconduct by our employees and agents could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers or our Company, or improper use or unauthorized disclosure of data or confidential information of our Company or our customers.

It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously harm our reputation. Our employees and agents also may commit errors that could subject us to financial claims for negligence, as well as regulatory actions, or result in our voluntary assumption of financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation and reduce the number of participants trading in our markets. If that should occur, we could face a corresponding decline in trading volume and revenue.
We are subject to litigation risks and other liabilities.
Many aspects of our business involve substantial risks of litigation and other liabilities. Although under current law we expect to be immune from private suits arising from conduct within our regulatory authority and from acts and forbearances incident to the exercise of our regulatory authority, we expect this immunity will only cover certain of our activities in the United States, and we could be exposed to liability under foreign, national and local laws, court decisions and rules and regulations promulgated by regulatory agencies.
Some of our other liability risks arise under the laws and regulations relating to the tax, employment, intellectual property, anti-money laundering, technology export, cybersecurity, foreign asset controls, foreign corrupt practices, employee labor and employment areas, including anti-discrimination and fair-pay laws and regulations. Liability could also result from disputes over the terms of a trade executed on one of our markets, claims that a system failure or delay cost a customer money, claims we entered into an unauthorized transaction or claims that we provided materially false or misleading statements in connection with a transaction.
Further, we could incur significant expenses defending any future claims, even those without merit, which could adversely affect our business, financial condition and operating results. The outcomes of existing claims and any future claims cannot be determined and an adverse resolution of any lawsuit or claim against us may require us to pay substantial damages or impose restrictions on how we conduct business, either of which could adversely affect our business, financial condition and operating results. In addition, we may have to establish accruals for those matters in circumstances when a loss contingency is considered probable and the related amount is reasonably estimable. Any such accruals may be adjusted as circumstances change.
Risks Related to Intellectual Property
We and our licensors may not be able to protect, maintain, defend, or enforce our respective intellectual property rights. This could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights and proprietary technology. We rely on patent, trade secret, unfair competition, copyright and trademark laws and contractual protections to protect our proprietary technology, proprietary products, index methodologies and other proprietary rights. If we, or any of our current or future licensors, do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our intellectual property rights and proprietary technology or the goodwill we have acquired in the marketplace and overcome any competitive advantage we may have, which could adversely affect our business.
In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We take active steps to protect our intellectual property, proprietary technology and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements. We also require any third party, with whom we may share confidential information to enter into nondisclosure and confidentiality agreements. However, these agreements may be breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Enforcing a claim that a party misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from copying, or otherwise obtaining and using our proprietary intellectual property without authorization, listing our proprietary or exclusively-licensed index products without licenses, or otherwise infringing on our rights. Although we take active steps to protect our intellectual property and proprietary technology, there can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights.
We may not be able to obtain, maintain, protect, defend and enforce our patents, thereby harming our competitive position.
Although our core intellectual property strategy involves trade secrets/confidential information laws, we have also patented, or may submit applications to patent, aspects of our technology and related tools. However, we cannot guarantee that any of our patent applications will result in the issuance of a patent. In addition, patents may be contested, circumvented, found unenforceable. While issued patents are presumed to be valid, this is not conclusive, and there is a risk they could later be deemed invalid. In addition, case law surrounding the patentability of software continues to evolve, and changes in such laws may affect our ability to patent software in the future.
We may not be able to obtain, maintain, protect and enforce our trademarks and trade names, or build name recognition in our markets of interest, thereby harming our competitive position.
We believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. We may be unable to obtain trademark protection for our technologies, logos and brands that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Further, we may not successfully register our trademarks.
Our existing trademarks could be diluted, declared generic or our use of marks could be found to infringe other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to developing and promoting new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We rely on the intellectual property rights of our licensors in connection with our listing of exclusively-licensed index products, including technologies, data, content and software from third parties that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology.
If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from offering our products and services, or inhibit our ability to offer future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
The licensors who provide us with technology that we incorporate in our product offerings also could also become subject to various infringement claims. We cannot guarantee that our acquired licensed index products, technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position with respect to such competitive product or business.
The failure of third parties with which we have material agreements to meet their contractual and other obligations could adversely affect our business.
The success of our material technology offerings depends in part on material third-party vendor, licensor, or partner relationships that we have entered into to offer our products and services. Although certain of our contracts with such third parties stipulate performance obligations and service levels, any failure by such third parties to perform to the standards or legal requirements required under our contracts with them may result in downstream effects to users or failures to offer our products. In addition, the results or services provided by such third parties may not be reliable. To date, we have not had disputes with any of our licensors. However, we cannot guarantee that such dispute will not arise in the future. Any such disputes could adversely affect the ability of our products and services to function.
Any infringement by us on intellectual property rights of others could result in litigation, the outcome of which could have a material adverse effect on our business.
Our competitors, as well as others, have obtained, or may obtain, patents or may otherwise hold intellectual property rights, such as trade secrets, that are related to our technology or the types of products and services we offer or plan to offer. We may not be aware of all intellectual property that may pose a risk of claims of infringement by our products, services or technologies. In addition, some potential patent applications in the U.S. are confidential until the application is published, and therefore we cannot evaluate the extent to which our products, services or technologies may be covered or asserted to be covered in pending patent applications that have not yet published. Also, some of our employees may have executed non-disclosure agreements with former employers. As a consequence, we may be subject to claims of misappropriation that we must defend. Thus, we cannot be sure that our products, services or technologies do not infringe on the rights of others or that others will not make claims of infringement against us.
Claims of infringement are not uncommon in our industry, and even if we believe that such claims are without merit, they can be time-consuming and costly to defend and divert management resources and attention. If one or more of our products, services or technologies were determined to infringe a patent or other intellectual property right held by another party, we may be required to pay damages, stop using, developing or marketing those products, services or technologies, obtain a license from the intellectual property rights holders, or redesign those products, services or technologies to avoid infringement. If we were required to stop using, developing or marketing certain products, services or technologies, our business, financial condition and operating results could be materially harmed. Moreover, if we were unable to obtain required licenses or redesign our products, services or technologies to avoid infringement, which could materially adversely affect our business, financial condition and operations could be materially adversely affected as a result.
From time to time, our competitors or other third parties may claim, or have in the past claimed, that we are infringing upon, misappropriating or otherwise violating their intellectual property rights. For example, on September 1, 2017, Nasdaq, Inc., filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. The Company subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against the Company under the six patents at issue were invalided by the PTAB in 2019 (the “PTAB Final Written Decisions”). On February 28, 2022 Nasdaq filed Requests for the USPTO Director to Review the PTAB’s Final Written Decisions, which invalidated the patents asserted against the Company in litigation (“Review Requests”). On June 7, 2022, the USPTO Director denied Nasdaq’s Review Requests of the PTAB Final Written Decisions.
On August 31, 2021, the Company filed an Answer and Counterclaims in the NJ District Court. The Company’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. The Company is seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB’s Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. The Company filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. The Company filed a motion to dismiss Nasdaq’s trade secret misappropriation claims on September 2, 2022. Nasdaq filed a motion to dismiss the Company’s Counterclaims on September 19, 2022. On July 25, 2023, the Court denied the Company’s motion to dismiss Nasdaq’s trade secret claims and also denied Nasdaq’s motion to dismiss the Company’s counterclaims. The Court granted Nasdaq’s motion to stay and bifurcate the Company’s counterclaims. Accordingly, the trade secret case is currently proceeding and the Company’s counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate the Company’s claims against Nasdaq. The parties are engaged in discovery in connection with the trade secret case. The Company intends to continue defending its interest in this matter vigorously. See “Business — Legal Proceedings”.
We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, results of operations, cash flows or prospects. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. We expect that the occurrence of infringement claims is likely to grow as the market for financial services grows and as we introduce new and updated products and services, and the outcome of any allegation is often uncertain. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition and results of operations.
Risks Related to This Offering and Our Common Stock
Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their investment.
The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following the closing of this offering.

Therefore, if you purchase shares of our common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will experience immediate dilution of $    per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of March 31, 2023, after giving effect to (i) the conversion of all outstanding shares of our nonvoting common stock, (ii) the conversion of all outstanding shares of Series B preferred stock, (iii) extinguishment of the liability associated with outstanding puttable common stock, (iv) the issuance of shares of our common stock in this offering and (v) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement. Any additional sales of common stock by us in the future may cause further dilution to our existing stockholders. See “Dilution” for additional information.
Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.
In the future, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in the manner we may determine from time to time. We expect to issue securities to employees, directors and other service providers pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors’ holdings may be materially diluted. In addition, if we sell equity securities with rights, preferences and privileges senior to those of holders of our common stock, the price of our common stock could decline.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.
If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares Eligible for Future Sale.” After these lock-up periods have expired, and the holding periods have elapsed, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might make it more difficult for us to raise capital through the issuance of additional shares of our stock or other equity securities.
Following the expiration of the lock-up agreements referred to above, certain stockholders will be entitled, under our existing agreements, to require us to register shares owned by them for public sale. See “Certain Relationships and Related Party Transactions — Registration Rights.”
We also expect to file a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the open market. Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock.
Additionally, certain of our employees, executive officers and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, non-public information.

An active trading market for our common stock may not develop and, as a result, it may be difficult for you to sell your shares of our common stock. Even if an active trading market does develop, the market price may not exceed the offering price.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the New York Stock Exchange or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if one does develop, it may not be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. The initial public offering price for the common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering. As a result, you could lose all or part of your investment.
If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be more limited, and our stock price could be adversely affected. In addition, if one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely change their recommendations regarding our common stock, our stock price could decline. In addition, SEC rules may make it impractical for analysts associated with some of our strategic investors to cover us.
The market price of our common stock is subject to fluctuations and may not reflect our long-term value at any given time, and we may be subject to securities litigation as a result.
The price of our common stock is likely to be significantly affected by a variety of factors and events including short-term changes to our financial condition or results of operations as reflected in our quarterly financial statements. Other factors unrelated to our performance that may have an effect on the price of our common stock include the following: (i) the extent of analyst coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; (ii) lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of our common stock; (iii) the size of our public float may limit the ability of some institutions to invest in our securities; and (iv) a substantial decline in the price of our common stock that persists for a significant period of time could cause our securities to be delisted from the       , further reducing market liquidity.
As a result of any of these factors, the market price of our common stock is subject to fluctuations and may not accurately reflect our long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Certain members of our exchanges are also stockholders of MIH and may have conflicts of interest with non-member stockholders.
Certain members of our exchanges are also stockholders of MIH. There may be a conflict of interest between non-member stockholders and stockholders who are also members of our exchanges. The amount of profit that members derive from their trading activities are, in part, dependent on the fees they are charged to trade and access our markets, and the rules and structure of our markets. As a result, members who are our stockholders may not have the same economic interests as our non-member holders. In addition, our stockholder-members may have differing interests among themselves depending on the roles they serve in our markets, their methods of trading and the products they trade. Consequently, stockholder-members may advocate that we enhance and protect their trading opportunities and the value of their trading privileges over their investment in our capital stock.
Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations and a right to redeem shares transferred or owned in violation of these provisions.
Our amended and restated certificate of incorporation contains certain voting and ownership limitations and transfer restrictions that will remain in place for as long as we control a registered U.S. national securities exchange. Specifically, our amended and restated certificate of incorporation prohibits (i) any person from owning greater than 40% of any class of our capital stock, (ii) exchange members from owning greater than 20% of any class of our capital stock and (iii) all persons from voting shares representing more than 20% of the voting power of our then issued and outstanding capital stock either alone or together with any related persons, in each case subject to certain conditions and exceptions, including the waiver by the board of directors (except with respect to exchange members). These limitations may impede a change of control transaction.
Our amended and restated certificate of incorporation requires that prior notice be given to our board of directors by any person (either alone or with its related persons) that proposes to own, of record or beneficially, more than 40% of any class of our capital stock or to exercise voting rights, or grant proxies or consents with respect to our capital stock, constituting more than 20% of the voting power of our then issued and outstanding capital stock. In addition, our amended and restated certificate of incorporation also requires any person (either alone or with its related persons) that at any time owns, of record or beneficially, 5% or more of our then outstanding shares of capital stock that has the right to vote in the election of our board of directors, to immediately upon acquiring knowledge of its ownership of 5% or more of the then outstanding shares of such stock to give our board of directors written notice of such ownership. Any person required to provide notice to our board of directors with respect to 5% or greater ownership is also required to provide written notice to our board of directors promptly after any changes in the content of that notice, including with respect to changes in ownership level (subject to certain exceptions described in our amended and restated certificate of incorporation).
In the event of a transfer of shares of our capital stock or the exercise of voting rights in violation of these ownership and voting limitations, we have the right to redeem the shares sold, transferred, assigned, pledged or owned in violation of the limitations contained in our amended and restated certificate of incorporation at a price per share equal to par value.
In addition, as a holder of 100% of the issued share capital and voting rights of BSX, the BMA has authority to require additional approvals or notices from us or our stockholders in connection with changes to our capitalization structure.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult.
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our Company more difficult, including the following:
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our amended and restated certificate of incorporation does not provide for cumulative voting;

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vacancies on our board of directors may be filled only by a majority of the directors then in office and not by stockholders;

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a special meeting of our stockholders may only be called by either (i) our board of directors, (ii) our Chairman, (iii) our Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of our capital stock issued and outstanding and entitled to vote; and

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our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.

Section 203 of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control of our Company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See “Description of Capital Stock.”
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue up to 25,000,000 shares of preferred stock, subject to limitations prescribed by applicable law and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock from time to time. Such shares of preferred stock may be issued in one or more series by filing a certificate pursuant to the DGCL to establish the number of shares to be included in each such series and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. The rights and preferences of these additional series of preferred stock may be senior to or on parity with our common stock, which may negatively affect the value of our common stock.
We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our business. The DGCL also imposes requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their shares of common stock after price appreciation as the only way to realize any future gains on their investment. The payment of any future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions and other factors. See “Dividend Policy.”
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds.” However, our board of directors and management has broad discretion in the application and timing of the application, of the net proceeds from this offering, including for working capital and other general corporate purposes, and may spend or invest the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways that an investor may not consider desirable, if our board of directors and management believe such use would be in our best interest. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value, which may negatively impact the market price of our common stock. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.
We may incur significant additional costs and expenses, including costs and expenses associated with the obligations of being a public company, which will require significant resources and management attention and may divert focus from our business operations, particularly after we are no longer an “emerging growth company.”
Our general administrative expenses, such as legal and accounting expenses related to becoming and being a public company, are expected to increase. As a public company following completion of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as

amended (the “Sarbanes-Oxley Act”), the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. As a public company, we will incur significant legal, accounting, insurance and other expenses. Compliance with these rules and regulations will increase our legal and financial compliance costs, and make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.”
Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition and prospects.
We also expect that being a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, however, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.235 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not applicable to emerging growth companies. These exemptions include:
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being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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being exempt from compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company.
We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. However, we may adopt certain new or revised accounting standards earlier than may otherwise be required.
We have previously identified a material weakness in our internal control over financial reporting that was subsequently remediated, however, if we fail to continue to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.
As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act at the time of our second annual report on Form 10-K. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.
In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2021, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness related to ineffective internal controls to address the accounting of non-routine, complex transactions and the related financial statement presentation of such transactions. Specifically, we did not design appropriate management review controls over the accounting and tax treatment of non-routine transactions, including ERP awards, accounting for Senior Secured Loan Agreement modification, debt discount costs, and business combinations.
During 2022, we implemented a remediation plan to address this control issue, including the following:
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hiring of experienced additional accounting and financial reporting personnel; and

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creation of additional controls, including those designed to strengthen our review processes around financial statement disclosures and accounting for non-routine, complex transactions.

As of December 31, 2022, our Company has remediated the previously identified material weakness.
While these efforts had addressed the material weakness in our internal control over financial reporting, the implementation of these measures must be sustained and will require periodic validation and testing of the design and operating effectiveness of internal controls.
We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to maintain effective internal controls over financial reporting. If we fail to continue implementing and maintaining effective internal controls over financial reporting, there could be a reasonable possibility that control deficiencies could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.
To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting, which is time consuming, costly and complicated. In this regard, we will need to continue to dedicate internal resources, including through the hiring of additional financial and accounting personnel, engage outside consultants, maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue to take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.
If, during the evaluation and testing process, we identify material weaknesses in our internal control over financial reporting, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.
General Risk Factors
Climate change and the transition to renewable energy and a net zero economy pose operational, commercial and regulatory risks.
Climate change may increase the frequency or severity of extreme weather events, and if we are not adequately resilient to deal with acute climate events, our operations may be impacted. Extreme weather events could also impact the activities of our customers or third-party vendors or suppliers.
The physical commodities and assets underlying certain of our markets may also be impacted by climate change. For example, extreme weather conditions have and may in the future cause swings in agricultural commodity prices. MGEX, as a market for Hard Red Spring Wheat, National Corn Index, National Soybean Index, Hard Red Winter Wheat Index, Hard Red Spring Wheat Index and Soft Red Winter Wheat Index futures and options, may therefore be impacted by extreme weather conditions impacting these products.
In addition, the transition to renewable energy and a net zero economy involves changes to consumer and institutional preferences around energy consumption, and the possible failure of our products or services to facilitate the needs of customers during the transition to renewable energy could adversely impact our business and revenues. Changing preferences could also have an adverse impact on the operations or financial condition of our customers, which could result in reduced revenues from those customers. We are also subject to risks relating to new or heightened climate change-related regulations or legislation, which could impact us and our customers and result in increased regulatory, compliance or operational costs.
We are also subject to reputational risks relating to the perception of whether or not we are facilitating a migration away from fossil fuels. For example, our reputation could be damaged as a result of our offering certain products or services associated with causing or exacerbating climate change, or by any decision by us to continue to conduct or change our activities in response to considerations relating to climate change. Management expects to launch several new products in the second half of 2023 including futures and options on cryptocurrency, subject to regulatory approval. Many forms of cryptocurrency rely on mining, which requires a significant amount of electricity and also results in significant electronic waste, as miners are constantly upgrading to new equipment and disposing of old equipment.
The risks associated with climate change and the transition to renewable energy and a net zero economy are continuing to evolve rapidly, and we expect that climate change-related risks may increase over time.
COVID-19 and other health risks could negatively affect our business.
We face various risks related to health epidemics like the COVID-19 pandemic. Changes in consumer behavior, pandemic fears, market demand downturns and restrictions intended to slow the spread of COVID-19 have led to business disruption and heightened volatility in global capital and financial markets. The emergency measures imposed by governments on businesses and individuals, including quarantines, travel restrictions, social distancing, closure of non-essential businesses and schools, workforce retention rules, work from home requirements and shelter in place orders, among other measures, have impacted and may further impact our workforce, operations, data centers and supply chains. The uncertainty surrounding the COVID-19 pandemic may also generate changes in industry trends and member firms’ trading strategies, a recession or IT failures, including remote connectivity or other limitations due to internal or external causes. These disruptions may negatively impact our revenues, financial position and ability to implement our business plan, with the severity of such impacts depending in large part on the length of time that the COVID-19 pandemic continues, which is currently unknown.
Moreover, actions taken by U.S. or other governmental authorities that were intended to ameliorate the macroeconomic or other effects of COVID-19, or delays in the announcement or implementation of regulatory measures that had been pending prior to the COVID-19 pandemic, have resulted in and may in the future result in regulatory uncertainty and could in turn impact our business.
In addition, the spread of COVID-19 variants, along with other factors, such as restrictions and limitations on business activities, labor shortages at ports and for long-haul transportation, rising fuel costs and raw material shortages, have resulted in disruptions to global supply chains, which has impacted the availability of critical hardware and extended lead times for certain components and systems we require for our operations. The COVID-19 pandemic could continue to negatively affect the flow or availability of certain hardware and related products for technology that we need to operate our business effectively and efficiently. Our inability to acquire suitable hardware and related products on acceptable terms or the loss of key suppliers could negatively affect our business. Pandemic-related restrictions could also impact third-party providers’ abilities to meet their contractual obligations to us, potentially impacting our operations.
We have taken preventive measures and implemented contingency plans, and currently many of our employees are working remotely. However, we cannot assure you that such measures will adequately protect our business, and an extended period of remote work arrangements could heighten existing and introduce new operational risks, including, but not limited to, cybersecurity risk, and could strain our technological resources and business continuity plans. If one or more of the third-party vendors to whom we outsource certain material activities claim that they cannot perform due to a force majeure or experience operational failures as a result of the COVID-19 pandemic, it could have a material adverse effect on our business, results of operations and financial condition. Further, although we maintain contingency plans for events such as pandemic outbreaks, if COVID-19 were to affect certain key employees or a significant percentage of our workforce, we may experience delays in the implementation of our business plan. The emergence of new COVID-19 variant strains that are resistant to vaccines or a decrease in the effectiveness of vaccines over the long term could impact, among other things, the availability of our staff and primary facilities and the viability of our users.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, future revenue, business strategies, growth strategies and anticipated trends in our business, are forward-looking statements. In some cases, you can identify forward-looking statements by forward-looking words such as “anticipate,” “believe,” “contemplate,” “continue” “could,” “estimate”, “expect,” “intend,” “may,” “plan,” “potential,” ”predict,” “project,” “should,” ”target,” or “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
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our future operating and financial performance, ability to generate positive cash flow and ability to achieve and sustain profitability;

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our competitive position;

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the sufficiency of our existing capital resources to fund our future operating expenses;

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the timing of the introduction of new products;

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the likelihood of success in and impact of litigation;

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our protection or enforcement of our intellectual property rights;

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our expectation with respect to securities, options and future markets and general economic conditions;

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our ability to keep up with rapid technological change;

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the effect of future legislation and regulatory changes on our business; and

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our anticipated use of proceeds from this offering.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Some factors that could cause actual results to differ include:
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our ability to attract trading volume to our exchanges;

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economic, political and financial market events or conditions, including the Russian military invasion of Ukraine;

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our ability to maintain order flow from providers following the expiration of our ERPs;

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revenues from our market data fees and access and capacity fees;

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price competition in our industry;

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our dependence on third parties;

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changes in user preferences;

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our ability to attract and retain skilled management and other personnel;

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our ability to minimize the risks, including credit and default risks, associated with operating a clearing house;

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the growth of our business through offering new services and product offerings and acquisitions or strategic alliances;

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our ability to invest in technology and keep up with rapid technological changes affecting our industry;

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the impairment of our goodwill, other intangible assets or investments;

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changes to the regulatory environment and compliance with law and regulations;

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the efficacy of our risk management methods;

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litigation risks and other liabilities;

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our ability to protect our intellectual property rights and avoid violating the intellectual property rights of others; and

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the impact of global economic, political and financial market events or conditions on our business.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market position, market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements.” The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS
We estimate that the net proceeds to our Company from this offering will be approximately $       million, (or approximately $        million if the underwriters exercise their option to purchase         additional shares in full), assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, which include affiliates of certain underwriters. The principal purposes of our selling shares in this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.
We intend to use a portion of the anticipated net proceeds from this offering to repay in full all outstanding indebtedness under our Senior Secured Loan Agreement. As of March 31, 2023 we had approximately $89.3 million in borrowings outstanding under the Senior Secured Loan Agreement. The Senior Secured Loan bears interest at 13.13% and matures on April 26, 2024.
We intend to use the remaining net proceeds for working capital and general corporate purposes. We may use a portion of the net proceeds for acquisitions of, or investments in, businesses or technologies that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or investments.
Our expected use of net proceeds from this offering represents our current intentions based upon present plans and business conditions. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.
Our management will have broad discretion over how we use the net proceeds from this offering, and we may find it necessary or advisable to use the net proceeds from this offering for other purposes. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.
Each $1.00 increase (decrease) in the assumed initial public offering price of $        would increase (decrease) the net proceeds to us by approximately $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend upon such factors as our earnings, capital requirements, requirements under the DGCL and other factors that our board of directors deems relevant.

CAPITALIZATION
The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2023:
•
on an actual basis;

•
on a pro forma basis, to give effect to (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 1,477,405 shares of our common stock in connection with the completion of this offering; (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 8,284,072 shares of common stock in connection with the completion of this offering; and (iii) the extinguishment of the liability associated with outstanding puttable common stock upon the completion of the offering; and

•
on a pro forma as adjusted basis, to reflect (i) the pro forma items described immediately above, (ii) the sale and issuance by us of         shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement.

You should read the information in this table together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus, as well as the information set forth under the headings “Use of Proceeds,” “Summary Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing (in thousands, except share and per share amounts):
	As of March 31, 2023
	Actual	Pro Forma	Pro Forma as adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$97,797
Senior Secured Loan	89,322
Convertible loans	61,150
Puttable common stock	234,410
Convertible Preferred stock, $0.001 par value per share: 25,000,000 shares authorized, 1,477,405 shares issued and outstanding, actual; 25,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	2
Common stock, $0.001 par value per share, 400,000,000 shares authorized; 88,554,066 non-puttable shares issued and outstanding, actual; 400,000,000 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	88
Nonvoting common stock, $0.001 par value per share, 200,000,000 shares authorized; 7,621,636 non-puttable shares issued and outstanding, actual; 200,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	8
Additional paid-in capital	653,978
Accumulated deficit	(649,740)
Non-controlling interest in consolidated subsidiaries	(470)
Total stockholders’ (deficit) equity	3,866
Total capitalization	$388,748

(1)
Each $1.00 increase (decrease) in the assumed initial price to the public of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease)

each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $       million, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.
Pursuant to the Company’s Amended and Restated Certificate of Incorporation, each share of nonvoting common stock is convertible into one share of common stock at the option of the holder thereof and each share of Series B preferred stock is convertible into one share of common stock at the option of the holder thereof upon the occurrence of certain events, including the completion of this offering. The Company expects to have obtained optional conversion notices requesting conversion of all outstanding shares of nonvoting common stock and Series B preferred stock effective upon the completion of this offering from all holders of such shares in advance of the completion of this offering.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on shares of common stock outstanding (after giving effect to the conversion of all of our shares of Series B preferred stock and nonvoting common stock outstanding as of March 31, 2023 into an aggregate of 9,761,477 shares of our common stock in connection with the completion of this offering), and excludes as of March 31, 2023:

•
5,020,385 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2023, at a weighted average exercise price of $10.62 per share;

•
2,241,833 shares of Series B preferred stock issuable upon the exercise of Series B preferred stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.00 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

•
40,759,389 shares of nonvoting common stock issuable upon the exercise of nonvoting common stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.57 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

•
31,356,944 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2023, at a weighted average exercise price of $5.01 per share;

•
7,019,834 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of March 31, 2023, at a weighted average conversion price of $8.91 per share; and

•
19,542,645 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

DILUTION
If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering.
Historical net tangible book value per share represents our total tangible assets less total liabilities, divided by, 96,175,702, the total number of non-puttable shares of outstanding common stock as of March 31, 2023. Our historical net tangible book value as of March 31, 2023 was $(137.5) million, or $(1.16) per share of our common stock.
Our pro forma net tangible book value as of March 31, 2023 was $       million, or $        per share, based on the total number of shares of our common stock outstanding as of March 31, 2023. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 1,477,405 shares of our common stock in connection with the completion of this offering; (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 8,284,072 shares of common stock in connection with the completion of this offering; and (iii) the extinguishment of the liability associated with outstanding puttable common stock upon the completion of the offering.
After giving effect to (i) the pro forma items described immediately above; (ii) our sale of          shares of common stock in this offering at an assumed initial public offering price $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the repayment in full of all outstanding borrowings under our Senior Secured Loan Agreement, our pro forma as adjusted net tangible book value as of March 31, 2023 would have been approximately $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to investors participating in this offering. Dilution per share to new investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.
The following table illustrates this dilution on a per share basis to new investors:
Assumed initial public offering price per share			$
Historical net tangible book value per share as of March 31, 2023		$(1.16)
Increase per share attributable to the pro forma adjustments described above	$
Pro forma net tangible book value per share as of March 31, 2023, before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering			$
Dilution per share to new investors in this offering			$
If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $        million, representing an immediate increase in pro forma as adjusted net tangible book value per share of $        to existing stockholders and immediate dilution of $        per share to new investors, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial price to the public of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the

pro forma as adjusted net tangible book value by approximately $        , or approximately $        per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.
We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $       per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.
The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2023, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders and by investors participating in this offering at the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		%	$	%
Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to           or approximately     %, and will increase the number of shares of common stock to be purchased by new investors to           , or approximately     %, of the total shares of common stock outstanding after the offering.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the tables above is based on shares of common stock outstanding (after giving effect to the conversion of all of our shares of Series B preferred stock and nonvoting common stock outstanding as of March 31, 2023 into an aggregate of 9,761,477 shares of our common stock in connection with the completion of this offering), and excludes as of March 31, 2023:

•
5,020,385 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2023, at a weighted average exercise price of $10.62 per share;

•
2,241,833 shares of Series B preferred stock issuable upon the exercise of Series B preferred stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.00 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

•
40,759,389 shares of nonvoting common stock issuable upon the exercise of nonvoting common stock options outstanding as of March 31, 2023, at a weighted average exercise price of $6.57 per share, which stock options will be converted into options to purchase common stock in connection with the completion of this offering;

•
31,356,944 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2023, at a weighted average exercise price of $5.01 per share;

•
7,019,834 shares of common stock issuable upon the conversion of convertible promissory notes and accrued and unpaid interest thereon outstanding as of March 31, 2023, at a weighted average conversion price of $8.91 per share; and

•
19,542,645 additional shares of common stock reserved for future issuance under our 2022 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to        % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to       % of the total number of shares of common stock to be outstanding upon completion of the offering.
Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Unless the context otherwise requires, the “Company” refers to Miami International Holdings, Inc. and Subsidiaries.
Introduction
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786. The unaudited pro forma condensed combined financial information of the Company, Dorman Trading, LLC (“Dorman Trading”), and LedgerX LLC (“LedgerX”) present the combination of the financial information of the Company, Dorman Trading and LedgerX adjusted to give pro forma effect to the Company’s acquisition of Dorman Trading and LedgerX as described below.
Dorman Acquisition
On October 19, 2022, the Company acquired 100% of the equity interests of Dorman Trading, a full service FCM registered with the CFTC. The acquisition of Dorman Trading will enable the Company to offer additional products and services in futures trade execution, listing and clearing. The Company paid approximately $36.0 million as consideration, comprised of $25.7 million in cash and 807,692 shares of the Company’s common stock valued at approximately $7.7 million paid at closing, and an additional 269,231 shares of the Company’s common stock valued at approximately $2.6 million, to be issued on the one year anniversary of the closing upon achievement of certain performance criteria or the failure by the Company to make certain agreed upon capital contributions. The acquisition was accounted for as a business combination.
LedgerX Acquisition
On May 19, 2023, the Company acquired 100% of the membership interests of LedgerX, a DCO, DCM, and SEF registered with the CFTC. The acquisition of LedgerX provides the Company with a second venue in the U.S. futures market, positioning the Company as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license. The Company paid cash consideration of $35.4 million. The acquisition will be accounted for as a business combination.
The following unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the historical balance sheets of the Company and LedgerX as if the acquisition of LedgerX had been consummated on March 31, 2023. The unaudited pro forma condensed combined balance sheet does not present the separate historical balance sheet of Dorman Trading as the impact of the Dorman Trading acquisition is included in the Company’s unaudited consolidated balance sheet as of March 31, 2023.
The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and the three months ended March 31, 2023 combine the historical statements of operations of the Company, Dorman Trading and LedgerX as if the acquisitions had been consummated at the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 does not present the separate historical statement of operations of Dorman Trading as the results of Dorman Trading for such period have been included in the Company’s March 31, 2023 unaudited consolidated financial statements and the related notes.
The following unaudited pro forma condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and to only present Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined Company’s financial condition or results of operations would have been had the acquisitions occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma condensed combined financial statements have been derived form and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this prospectus:

•
The Company’s unaudited balance sheet and unaudited statement of operations as of and for the three months ended March 31, 2023 and its audited statement of operations for the fiscal year ended December 31, 2022; and

•
LedgerX’s unaudited balance sheet and unaudited statement of operations as of and for the three months ended March 31, 2023 and its audited statement of operations for the fiscal year ended December 31, 2022.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2023
(dollars in thousands)
	Miami International Holdings, Inc.	LedgerX LLC	Reclassification Adjustments(1)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$97,797	$31,338	$—	$(35,394)	(A)	$79,607
				(14,134)	(B)
Cash and securities segregated under federal and other regulations	35,528	—	—	—		35,528
Accounts receivable, net	76,104	1,584	—	(87)	(C)	77,601
Restricted cash	10,560	—	358	—		10,918
ACH reserve deposits	—	358	(358)	—		—
Safeguarded customer digital assets	—	60,199	—	—		60,199
Participant margin deposits	—	16,436	—	—		16,436
Clearing house performance bonds and guarantee funds	88,293	—	—	—		88,293
Receivables from broker-dealers, futures commission merchants, and clearing organizations	115,267	—	—	—		115,267
Other current assets	18,588	936	—	—		19,524
Total current assets	442,137	110,851	—	(49,615)		503,373
Investments	16,627	—	—	—		16,627
Fixed assets, net	44,630	—	—	—		44,630
Internally developed software, net	26,205	—	—	—		26,205
Goodwill	44,299	—	—	545	(D)	44,844
Other intangible assets, net	97,090	—	—	18,000	(E)	115,090
Other assets, net	61,671	106	—	—		61,777
Total assets	$732,659	$110,957	$—	$(31,070)		$812,546
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other liabilities	$90,339	$4,579	$1,420	$2,754	(F)	$94,958
				(3,880)	(C)
				(254)	(H)
Accrued compensation payable	8,446	—	250	—		8,696
Current portion of long-term debt	32,000	—	—	—		32,000
Safeguarded customer digital asset liabilities	—	60,199	—	—		60,199
ACH reserve deposits	—	1,670	(1,670)	—		—
Deferred transaction revenues	1,159	—	—	—		1,159
Participant margin deposits	—	16,436	—	—		16,436
Clearing house performance bonds and guarantee funds	87,543	—	—	—		87,543
Payables to customers	138,060	—	—	—		138,060
Total current liabilities	357,547	82,884	—	(1,380)		439,051
Long-term debt	115,952	—	—	—		115,952

	Miami International Holdings, Inc.	LedgerX LLC	Reclassification Adjustments(1)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)		Pro Forma Combined
Deferred income taxes	8,946	—	—	(6)	(H)	8,940
Contract liability	—	883	(883)	—		—
Puttable common stock and other non-current liabilities	246,348	—	883	—		247,231
Total liabilities	728,793	83,767	—	(1,386)		811,174
Commitments and contingencies	—	—	—	—		—
Stockholders’ Equity:
Convertible preferred stock	2	—	—	—		2
Common stock	96	—	—	—		96
Additional paid-in capital	653,978	—	—	—		653,978
Members’ equity	—	27,190	—	(27,190)	(G)	—
Accumulated deficit	(649,740)	—	—	(2,754)	(F)	(652,234)
				260	(H)
Total Miami International Holdings, Inc. stockholders’ equity	4,336	27,190	—	(29,684)		1,842
Non-controlling interest in consolidated subsidiaries	(470)	—	—	—		(470)
Total stockholders’ equity	3,866	27,190	—	(29,684)		1,372
Total liabilities and stockholders’ equity	$732,659	$110,957	$—	$(31,070)		$812,546

(1)
The Company has made reclassifications to certain line items on LedgerX’s Balance Sheet to align to the Company’s presentation.

Unaudited Pro Forma Condensed Combined Statement of Operations
Three Months Ended March 31, 2023
(dollars in thousands, except share and per share amounts)
	Miami International Holdings, Inc.	LedgerX LLC	Reclassification Adjustments(1)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)		Pro Forma Combined
Revenues:
Transaction and clearing fees	$235,921	$490	$—	$—		$236,411
Access fees	21,838	—	—	—		21,838
Market data fees	8,000	—	—	—		8,000
Other revenue	3,879	—	—	—		3,879
Total revenues	269,638	490	—	—		270,128
Cost of revenues:
Liquidity payments	186,132	—	—	—		186,132
Brokerage, clearing, and exchange fees	13,656	—	—	—		13,656
Section 31 fees	9,152	—	—	—		9,152
Equity rights program	693	—	—	—		693
Other cost of revenues	634	—	—	—		634
Total cost of revenues	210,267	—	—	—		210,267
Revenues less cost of revenues	59,371	490	—	—		59,861
Operating expenses:
Compensation and benefits	23,868	1,552	(21)	—		25,399
Trading and clearing fees	—	12	(12)	—		—
Information technology and communication costs	4,683	641	(206)	—		5,118
Depreciation and amortization	4,966	—	—	—		4,966
Occupancy costs	1,894	—	25	—		1,919
Professional fees and outside services	10,250	1,037	47	—		11,334
Marketing and business development	1,362	—	75	—		1,437
General, administrative, and other	3,635	82	316	—		4,033
Other expenses	—	224	(224)	—		—
Total operating expenses	50,658	3,548	—	—		54,206
Operating income (loss)	8,713	(3,058)	—	—		5,655
Non-operating (expense) income:
Change in fair value of warrants on puttable shares & puttable common stock	(6,632)	—	—	—		(6,632)
Interest expense and amortization of debt issuance costs	(4,100)	161	—	—		(3,939)
Other, net	1,105	37	—	—		1,142
Loss before income tax provision	(914)	(2,860)	—	—		(3,774)
Income tax benefit (expense)	(1,311)	—	—	392	(AA)	(919)

	Miami International Holdings, Inc.	LedgerX LLC	Reclassification Adjustments(1)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)	Pro Forma Combined
Net loss	(2,225)	(2,860)	—	392	(4,693)
Net loss attributable to non-controlling interest	(91)	—	—	—	(91)
Net loss attributable to Miami International Holdings, Inc.	$(2,134)	$(2,860)	$—	$392	$(4,602)
Weighted-average shares of common stock outstanding
Basic	112,636,503				112,636,503
Diluted	112,636,503				112,636,503
Net loss per share attributable to common stock
Basic	$(0.02)				$(0.04)
Diluted	$(0.02)				$(0.04)

(1)
The Company has made reclassifications to certain line items on LedgerX’s Statement of Operations to align to the Company’s presentation.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2022
(dollars in thousands, except share and per share amounts)
	Miami International Holdings, Inc.	Dorman Trading, LLC(1)	Transaction Accounting Adjustments –Acquisition of Dorman Trading, LLC (Note 3)		LedgerX LLC	Reclassification Adjustments(2)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)		Pro Forma Combined
Revenues:
Transaction and clearing fees	$698,434	$60,582	$—		$1,601	$—	$—		$760,617
Access fees	62,031	570	—		—	—	—		62,601
Market data fees	28,043	609	—		—	—	—		28,652
Other revenue	9,411	1,131	—		—	—	—		10,542
Total revenues	797,919	62,892	—		1,601	—	—		862,412
Cost of revenues:
Liquidity payments	545,853	7,385	—		—	—	—		553,238
Brokerage, clearing, and exchange fees	14,573	48,467	—		—	—	—		63,040
Section 31 fees	38,386	—	—		—	—	—		38,386
Equity rights program	2,972	—	—		—	—	—		2,972
Other cost of revenues	500	1,391	—		—	—	—		1,891
Total cost of revenues	602,284	57,243	—		—	—	—		659,527
Revenues less cost of revenues	195,635	5,649	—		1,601	—	—		202,885
Operating expenses:
Compensation and benefits	83,643	4,151	—		7,772	74	—		95,492
Trading and clearing fees	—	—	—		119	(119)	—		—
Information technology and communication costs	16,598	421	—		2,210	(207)	—		19,022
Depreciation and amortization	20,284	—	419	(BB)	—	—	—		20,703
Occupancy costs	6,767	401	—		—	15	—		7,183
Professional fees and outside services	35,054	236	—		5,679	(102)	—		40,867
Marketing and business development	8,414	—	—		—	78	—		8,492
Acquisition-related costs	2,408	—	—		—	—	2,754	(DD)	5,162
General, administrative, and other	17,123	123	—		314	3,233	—		20,793
Management charge	—	—	—		2,643	(2,643)	—		—
Other expenses	—	—	—		186	(186)	—		—
Total operating expenses	190,291	5,332	419		18,923	(5)	2,754		217,714
Operating income (loss)	5,344	317	(419)		(17,322)	5	(2,754)		(14,829)
Non-operating (expense) income:
Change in fair value of warrants on puttable shares & puttable common stock	71,267	—	—		—	—	—		71,267
Interest expense and amortization of debt issuance costs	(21,316)	(241)	—		12	—	—		(21,545)
Impairment of investment	(4,615)	—	—		—	—	—		(4,615)
Unrealized digital assets loss	—	—	—		(44)	44	—		—
Other, net	(574)	(2,234)	—		(1,975)	(49)	—		(4,832)

	Miami International Holdings, Inc.	Dorman Trading, LLC(1)	Transaction Accounting Adjustments –Acquisition of Dorman Trading, LLC (Note 3)		LedgerX LLC	Reclassification Adjustments(2)	Transaction Accounting Adjustments –Acquisition of LedgerX LLC (Note 3)		Pro Forma Combined
Income (loss) before income tax provision	50,106	(2,158)	(419)		(19,329)	—	(2,754)		25,446
Income tax benefit (expense)	7,219	618	(618)	(AA)	—	—	(132)	(AA)	7,087
Net income (loss)	57,325	(1,540)	(1,037)		(19,329)	—	(2,886)		32,533
Net loss attributable to non-controlling interest	(228)	—	—		—	—	—		(228)
Net income (loss) attributable to Miami International Holdings, Inc.	$57,553	$(1,540)	$(1,037)		$(19,329)	$—	$(2,886)		$32,761
Weighted-average shares of common stock outstanding
Basic	109,421,088		646,154	(CC)					110,067,242
Diluted	150,334,734		646,154	(CC)					150,980,888
Net income per share attributable to common stock
Basic	$0.53								$0.30
Diluted	$0.38								$0.22

(1)
Amounts represent Dorman Trading’s results of operations for the period January 1, 2022 through October 18, 2022.

(2)
The Company has made reclassifications to certain line items on LedgerX’s Statement of Operations to align to the Company’s presentation.

Note 1 — Basis of Presentation
The acquisition of Dorman Trading was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations (ASC 805). As the acquirer for accounting purposes, the Company has estimated the fair value of the Dorman Trading’s assets acquired and liabilities assumed and conformed the accounting policies of Dorman Trading to its own accounting policies. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the business combination.
The acquisition of LedgerX is treated as a business combination and accounted for using the acquisition method of accounting, with goodwill and other intangible assets recorded, in accordance with ASC 805. Accordingly, for accounting purposes, the net assets of the Company are stated at historical cost, with the acquired assets and assumed liabilities of LedgerX stated at fair value in accordance with the acquisition method of accounting. Certain reclassifications have been reflected in the pro forma adjustments to conform LedgerX’s presentation to the Company’s presentation in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements may not reflect all the adjustments necessary to conform the accounting policies of LedgerX to the accounting policies of the Company. Management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the historical balance sheets of the Company and LedgerX as if the acquisition of LedgerX had been consummated on March 31, 2023 and includes transaction accounting adjustments for valuations of certain tangible and intangible assets by the Company’s management. The unaudited pro forma condensed combined balance sheet does not present the separate historical balance sheet of Dorman Trading as the impact of the Dorman Trading acquisition was included in the Company’s unaudited consolidated balance sheet as of March 31, 2023.
The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and the three months ended March 31, 2023 combine the historical statements of operations of the Company, Dorman Trading, and LedgerX as if the acquisitions had been consummated on January 1, 2022, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 does not present the separate historical statement of operations of Dorman Trading as the results of Dorman Trading for such period had been included in the Company’s March 31, 2023 unaudited consolidated financial statements and the related notes.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the acquisitions. The unaudited pro forma condensed combined financial statements do not represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the Dorman Trading and LedgerX acquisitions occurred on the dates assumed. They also may not be indicative of future consolidated financial condition and consolidated results of operations of the combined company. The actual consolidated financial position and consolidated results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. In addition, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded during the measurement period as prescribed by generally accepted accounting principles in the United States.

Note 2 — Preliminary Purchase Price Allocation
Dorman Acquisition
The fair value of the consideration transferred was valued as follows (in thousands):
Cash	$25,697
Common stock	7,738
Contingent equity consideration	2,579
$36,014
The Company performed a valuation analysis of the fair market value of Dorman Trading’s assets and liabilities. The Company acquired Dorman Trading for $36.0 million in net consideration provided, comprised of $25.7 million in cash paid, $7.7 million of common stock units issued, and a contingent equity earn-out with a valuation of $2.6 million.
The common stock units issued were valued at $9.58 per share, the fair value at acquisition date. The fair value of the common stock paid at closing, was determined by common stock valuation analysis as of the acquisition date. The fair value of the common stock was determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an initial public offering (“IPO”) exit through a probability-weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies.
The Company is required to issue an additional 269,231 shares of the Company’s common stock on the one year anniversary of the closing upon achievement of net revenue targets or the failure by the Company to make post-closing capital contributions of $25.0 million. The estimated fair value of the contingent consideration was determined to be approximately $2.6 million which reflects the fair value at the acquisition date. The estimated fair value of the contingent consideration was determined using the Monte Carlo simulation method, which requires the use of assumptions, such as projected future net sales, discount rates and volatility rates.
The accounting for the acquisition of Dorman Trading is incomplete and expected to be finalized within a year from the acquisition date. The final allocation may include changes in allocations to intangible assets and goodwill. The Company identified and recorded the assets acquired and liabilities assumed at their preliminary estimated fair values at October 19, 2022 and allocated the remaining value of approximately $9.9 million to goodwill.
The allocation of the purchase price was as follows (in thousands):
Cash and cash equivalents	$1,452
Cash and securities segregated under federal regulation	24,384
Accounts receivable	271
Receivables from broker-dealers, futures commission merchants, and clearing organizations	102,131
Other current assets	7,609
Other assets	4,607
Acquired intangible assets	12,300
Goodwill	9,880
Total assets acquired	162,634
Accounts payable and other liabilities	(4,064)
Payables to customers	(116,236)
Other current liabilities	(260)
Deferred income taxes	(5,545)

Other non-current liabilities	(515)
Total liabilities assumed	(126,620)
Total purchase consideration	$36,014

LedgerX Acquisition
The Company has performed a preliminary valuation analysis of the fair market value of LedgerX’s assets and liabilities. The Company acquired LedgerX for approximately $35.4 million in cash consideration. The accounting for the acquisition of LedgerX is incomplete. The final allocation of purchase price is expected to be completed for the year ending December 31, 2023 and could differ materially from this preliminary allocation used in these unaudited pro forma condensed combined financial statements. The final allocation may include changes in allocations to intangible assets and goodwill.
The Company identified and recorded the assets acquired and liabilities assumed at their preliminary estimated fair values at May 19, 2023 and allocated the remaining value of approximately $0.5 million to goodwill. For acquired assets and liabilities assumed for which the fair value was determined to equal book value, the book value as of the pro forma balance sheet date of March 31, 2023 was used, and therefore, the purchase price allocation amounts as of the acquisition date of May 19, 2023 may be different from this presentation.
The preliminary purchase price allocation is as follows (in thousands):
Cash and cash equivalents	$17,204
Accounts receivable	1,498
ACH reserve deposits	358
Safeguarded customer digital assets	60,199
Participant margin deposits	16,436
Other current assets	936
Goodwill	545
Other intangible assets	18,000
Other assets	106
Total assets acquired	115,282
Accounts payable and other liabilities	(700)
ACH reserve deposits	(1,670)
Safeguarded customer digital asset liabilities	(60,199)
Participant margin deposits	(16,436)
Contract liability	(883)
Total liabilities assumed	(79,888)
Net assets transferred	$35,394
Cash consideration	$35,394
Total consideration	$35,394
Goodwill is measured as the excess of consideration transferred over the fair value of net assets acquired. Goodwill will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, the Company will record an expense for the amount impaired during the quarter in which the determination is made. The goodwill generated in the acquisition of LedgerX is tax deductible.
The other intangible assets acquired with estimated fair value of $18.0 million represent the DCO, DCM, and SEF licenses with indefinite useful lives.

Note 3 — Pro forma Adjustments
The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined balance sheet as of March 31, 2023:

A.
Reflects the cash consideration expected to be paid to acquire LedgerX.

B.
Reflects the distribution of certain cash accounts paid out to the seller upon the Company’s acquisition of LedgerX as a provision of the purchase agreement.

C.
Reflects the settlement of certain intercompany balances consummated upon the acquisition of LedgerX in accordance with the purchase agreement.

D.
Reflects the estimated goodwill based on the preliminary allocation of purchase price.

E.
Reflects the estimated fair value of acquired intangible assets. As part of the preliminary valuation analysis, the Company identified intangible assets consisting of DCO, DCM, and SEF licenses with indefinite useful lives. The fair value of identifiable intangible assets is determined primarily using the multi-period excess-earnings method (MPEEM) which uses a forecast of the expected future cash flows. These preliminary estimates of fair value will likely differ from final amounts the Company will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill of $1.8 million.

F.
Represents the accounting for transaction expenses related to the acquisition that are not included in the historical financial statements.

G.
To eliminate LedgerX’s historical members’ equity.

H.
Represents the tax effect of the pro forma adjustments reflecting the reduction in current income tax payable of $0.3 million and reduction in deferred income taxes of $6.0 thousand, and a corresponding adjustment to accumulated deficit

The following adjustments have been reflected in the unaudited pro forma condensed combined statements of operations financial information:

AA.
Reflects the tax impact of the pro forma adjustments.

BB.
Adjustment for the amortization expense related to intangible assets acquired.

CC.
Reflects the impact of the common stock issued as consideration for the acquisition of Dorman Trading on the weighted-average number of shares outstanding during the period adjusted to give effect to the number of shares issued to consummate the transaction as if the shares were outstanding as of January 1, 2022, the beginning of the period presented.

DD.
Reflects $2.8 million of transaction costs that were incurred by the Company directly in connection with the acquisition of LedgerX, consisting primarily of legal and professional fees. These costs are not expected to recur any period beyond twelve months from the close of the acquisition.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, and should be read in conjunction with the sections “Prospectus Summary —  Summary Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing at the end of this prospectus. It is also intended to provide you with information that will assist you in understanding our consolidated financial statements, the changes in key items in those consolidated financial statements from year to year, and the primary factors that accounted for those changes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Data as of and for the years ended December 31, 2022, 2021 and 2020 has been derived from our audited consolidated financial statements appearing at the end of this prospectus. Data as of and for the three months ended March 31, 2023 and 2022 has been derived from our unaudited consolidated financial statements appearing at the end of this prospectus. Results for any interim period should not be construed as an inference of what our results would be for any full fiscal year or future period.
Overview
Our Company
We are a technology-driven leader in building and operating regulated financial marketplaces across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by in-house built, proprietary technology. We believe the speed and performance of our proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
We operate markets across a diverse number of asset classes including options, futures and cash equities and are developing a portfolio of new products. Our markets include: options through MIAX Options, MIAX Pearl, and MIAX Emerald; U.S. equities through MIAX Pearl Equities; U.S. futures and options on futures through MGEX, which is regulated by the CFTC; and international listings through BSX. We also own Dorman Trading, an FCM, which we acquired on October 19, 2022. Our portfolio of proprietary products, which are products licensed to us for exclusive listing on our exchanges, currently consists of the SPIKES Volatility products. We also trade Hard Red Spring Wheat futures which, as of the date of this prospectus, trade solely on MGEX. Through MGEX Clearing, we also offer clearing services for U.S. futures and options on futures. In May 2023, we acquired LedgerX. See “— Overview — LedgerX Acquisition” below.
MGEX Acquisition
On December 4, 2020, MIH acquired 100% ownership of MGEX. The acquisition of MGEX provides us with access to the U.S. Futures market, positioning MIH as a full-fledged multi-asset exchange operator. The licenses held by MGEX, DCM and DCO licenses, enable us to offer vertically integrated products and services in futures listing and clearing. As the trading of centrally cleared products has increased over the past decade, both as a result of global regulatory requirements and in recognition of the role of central counterparties in adding stability to the financial system and reducing market risk, so has the use of clearing houses in clearing exchange transactions. However, the high financial and regulatory burdens in achieving CFTC recognition as a DCO in the U.S. has increased demand to outsource or use a third-party service provider like MGEX for central clearing services. We believe that MGEX’s unrestricted DCM and DCO licenses as they relate to futures and options on futures are highly valuable given that they are unrestricted licenses, which can offer margin on cleared futures positions as opposed to certain other DCOs that can only offer fully collateralized clearing on futures positions.

BSX Acquisition
In October 2019, MIH acquired a majority interest in BSX and completed the acquisition of the remaining shares of BSX in December 2020. In addition to gaining instant access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy.
Dorman Trading Acquisition
On October 19, 2022, the Company acquired 100% of the equity interests of Dorman Trading, an FCM registered with the CFTC. The acquisition of Dorman Trading will enable the Company to offer additional products and services in futures trade execution, listing and clearing.
LedgerX Acquisition
On May 19, 2023, the Company completed its acquisition of LedgerX from Ledger Holdings Inc. in connection with the bankruptcy proceedings of FTX and its affiliated debtors. The acquisition of LedgerX provides us with a second venue in the U.S. futures market, positioning MIAX as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license.
Our Business Model
Business Segments
We report three business segments: Options, Equities, and Futures. Segment performance is primarily based on revenues less cost of revenues and Adjusted EBITDA. We have aggregated all of our corporate costs and eliminations, as well as other business ventures, within Corporate Items and Eliminations; however, operating expenses that relate to activities of a specific segment have been allocated to that segment. Management allocates resources, assesses performance and manages our business according to these three business segments:
Options.   The Options segment includes our business operations relating to listed options on the stocks of individual equities (“equity options”) and options on ETPs, such as exchange-traded funds (“ETFs”), which are “multi-listed” options and listed on a non-exclusive basis. These options trade on MIAX Options, MIAX Pearl and MIAX Emerald, which are all U.S. national security exchanges. MIAX also offers options on market indexes (“index options”). The Options segment also includes applicable market data revenue generated from OPRA, the licensing of proprietary options market data, index licensing and access services.
Equities.   The Equities segment includes our business operations relating to listed U.S. equities and ETP transaction services that occur on MIAX Pearl as well as BSX, which is primarily focused on listing of securities products. The Equities segment also includes applicable market data revenue generated from the Consolidated Tape Plans, the licensing of proprietary equities market data, routing services and access services.
Futures.   The Futures segment includes our business operations relating to futures transaction services provided by our futures exchange and clearing house, MGEX. These services include offerings for trading and clearing of futures products, the licensing of proprietary market data, listings fees, as well as access services. In October 2022, we acquired Dorman Trading, a full-service FCM registered with the CFTC, which is included within the Futures segment. In May 2023, we acquired LedgerX, a futures exchange, clearing house, and swaps execution facility registered with the CFTC, which will also be included within the Futures segment.
Key Factors Driving Our Performance
In broad terms, our business performance is impacted by several drivers, including macroeconomic events affecting the risk and return of financial assets, investor sentiment, the regulatory environment for capital markets, geopolitical events, tax policies, central bank policies and changing technology, particularly in the financial services industry. We believe our future revenues and net income will continue to be influenced by a number of trends, including:
•
trading volumes in listed equity options; trading volumes in listed futures; volumes in listed equity securities and ETFs and trading volumes on our proprietary products such as SPIKES options and futures;

•
our ability to continue expanding market share in listed equity options, listed futures, and listed equity securities and ETFs;

•
the demand for and pricing structure of the U.S. tape plan market data distributed by the Securities Information Processors (“SIPs”) and the market data distributed by OPRA which determine the pool size of the industry market data revenue we receive based on a known formula using trading and/or quoting activity, as required by Regulation NMS;

•
consolidation and expansion of our customers and competitors in the industry;

•
the demand for information about, or access to, our markets, which is dependent on the products we trade, our importance as a liquidity center and the quality and pricing of our data and access services;

•
continuing pressure in transaction fee pricing due to intense competition;

•
inverted pricing, where liquidity payments exceed transaction revenues, implemented to attract volume in listed equity securities and ETFs and volumes on our proprietary products; and

•
regulatory changes relating to market structure and increased capital requirements and those which affect certain types of instruments, transactions, pricing structures, capital market participants or reporting or compliance requirements.

A number of significant structural, political and monetary issues and the COVID-19 pandemic continue to confront the global economy, and could continue, resulting in an increased or subdued level of market volatility, changes in trading volumes and greater market uncertainty.
COVID-19.    A pandemic, such as the COVID-19 pandemic, may have significant impacts on economies around the world. Governments, public institutions, and other organizations around the world may take, or reimpose previous, emergency measures to combat a potential pandemic, including vaccination requirements, implementation of travel bans, stay-at-home orders, border closures, and closures of offices, factories, schools, public buildings and businesses. These measures may disrupt the supply chain and may interfere with the ability of our employees, vendors, technology equipment suppliers, data and disaster recovery centers, and other service providers to perform their respective responsibilities and obligations relative to the conduct of our business. In addition to uncertain expenses and impacts to our business we may incur due to a pandemic as part of us providing a safe and healthy work and trading environment, employees working remotely from different locations and in connection with our return to our offices, we may also be subject to claims from employees or customers alleging failure to maintain safe premises and restrictions with respect to protocols relating to such pandemic. Further, impacts to trading behavior due to market disruptions, temporary suspensions of open outcry trading, temporary regulatory measures and other future developments caused by the effects of a pandemic, including a re-occurrence of cases and the emergence of variants, could impact trading volumes and the demand for our products, market data and services, which could have a material adverse effect on our business, financial condition, operating results and cash flows and could heighten many of the other risks described herein.
Invasion of Ukraine.   Russia’s military invasion of Ukraine in February 2022, the resulting responses by the United States and other countries, and the potential for wider conflict could increase volatility and uncertainty in the financial markets and adversely affect regional and global economies. As a response to the invasion of Ukraine, the United States and other countries have imposed broad-ranging economic sanctions on Russia and certain Russian individuals, banking entities and corporations. The United States and other countries have also imposed economic sanctions on Belarus and may impose sanctions on other countries that support Russia’s military invasion. These sanctions, as well as any other economic consequences related to the invasion, may further decrease the value and liquidity of certain Russian securities and securities of issuers in other countries that are subject to economic sanctions related to the invasion. The extent and duration of Russia’s military actions in Ukraine and the repercussions of such actions have resulted in significant market disruptions, including in the oil and natural gas markets, and have negatively affected global supply chains, inflation and global growth. For example, Russia and Ukraine are both large suppliers of wheat crops. The conflict in Ukraine has led to disruptions in the supply of wheat and caused volatility in the price of wheat, which has been further exacerbated by sanctions imposed on Russia by the United States, the EU, and other countries.
Key Components of Our Results of Operations
Revenues
Transaction and Clearing Fees
Transaction fees represent fees we charge to our exchange member firms, as customers, for the performance obligation of executing a trade on our exchanges and comprise the majority of our revenues. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with our published fee schedules. Transaction fees also include Dorman Trading’s sales and brokerage commissions generated by customers trading activity on options and futures. Commission revenue is reported on a gross basis as we are responsible for the execution of our customers’ purchases and sales, and maintaining relationships with exchanges. Transaction fees are recognized across all operating segments and are recorded as transactions occur on a trade-date basis. Clearing fees, which include settlement fees, are charged by us for transactions cleared by MGEX, Dorman Trading and BSX. Clearing fees can be variable based on cleared volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded and billed on a monthly basis in accordance with our published fee schedules. Clearing fees that are passed through to the customers’ accounts are reported gross on our consolidated statement of operations as we maintain control over the clearing and execution services provided, maintain relationships with the exchanges or clearing brokers, and have ultimate discretion in whether the fees are passed through to our customers and the rates at which they are passed through. Clearing fees are recognized in the Futures segment for MGEX and Dorman Trading and in the Equities segment for BSX, and are recorded as transactions are cleared.
In the event that a customer prepays for transaction fees, revenue is recognized as transactions occur. Tiered discounts are offered to customers based on the amount of trades that are executed on our exchanges. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the consolidated statement of operations. Liquidity payments are paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the consolidated statement of operations.
Transaction and clearing fees also result in regulatory fees. Regulatory fees include the options regulatory fee (“ORF”) and Section 31 fees. ORF is in place to fund our regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on our securities markets and are calculated and billed monthly. The Section 31 fee collected by us is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying consolidated statement of operations.
Access Fees
Access fees include fees assessed for allowing customers, which include exchange member firms and non- member firms, to connect their networks to one of our exchanges for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non- member firms to provide these services to member firms, and use other related functions of the exchanges. Access fees are billed monthly in accordance with our published fee schedules and are recognized during the period the service is provided, which is generally one month. Access fees are recognized across all operating segments.

Market Data Fees
We charge market data fees for making market data available to customers either through direct subscriptions or through our participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided. U.S. Tape Plan market data is recognized in the Options and Equities segments. Proprietary market data fees are recognized across all segments.
Other Revenue
Other revenue primarily includes initial and annual listing fees from BSX and MGEX listings, office rental income and interest income from MGEX and Dorman Trading clearing operations.
Cost of Revenues
Liquidity Payments
Liquidity payments are directly correlated to the volume of securities traded on our markets. We record liquidity payments paid to market participants providing liquidity and/or order flow as cost of revenues. In certain instances, including for new segments and proprietary products, liquidity payments exceed transaction fees resulting in inverted pricing. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.
For certain new products in our Futures segment, we currently waive certain transaction fees and provide liquidity payments to attract volumes from competing proprietary products offered on other exchanges. Additionally, in our Futures segment through Dorman Trading, we record liquidity payments to introducing brokers.
Brokerage, Clearing and Exchange Fees
Various rules require that U.S. options and equities trade executions occur at the National Best Bid/ Offer (“NBBO”) displayed by any exchange. Linkage order routing consists of the cost incurred to provide a service whereby our equities and options exchanges deliver orders to other execution venues when there is a potential for obtaining a better execution price or when instructed to directly route an order to another venue by the order provider. The service affords exchange order flow providers an opportunity to obtain the best available execution price and may also result in cost benefits to those clients. Such an offering improves our competitive position and provides an opportunity to attract orders which would otherwise bypass our exchanges. We utilize third-party brokers to facilitate such delivery. Additionally, within brokerage, clearing and exchange fees are costs incurred by MGEX for futures trades executed on CME Globex. Brokerage, clearing and exchange fees also include fees incurred by Dorman Trading for clearing and settlement services paid to executing brokers, exchanges, clearing organizations and banks.
Section 31 Fees
Exchanges under the authority of the SEC (MIAX Options, MIAX Pearl and MIAX Emerald) are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. We treat these fees as a pass-through charge to customers executing eligible listed equities and listed equity options trades. Accordingly, we recognize the amount that we are charged under Section 31 as a cost of revenues and the corresponding amount that we charge our customers as transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.
Equity Rights Program
We incur expenses for certain share-based payment awards as part of our ERPs. Under these programs, we record the fair value of the number of shares that vest in a period as a cost of revenues. We expect ERP expense to go away over time as these programs expire. Currently, we have one ERP with warrants still eligible for vesting. The last share-based payment, related to ERP V, is set to be made upon the earlier of June 30, 2024 or upon an accelerated vesting at the time of an initial public offering of the Company, including this offering; provided this offering constitutes a “Qualified IPO,” which is defined in the warrants as an offering resulting in net proceeds to us in excess of $250 million. The remaining unvested warrants held by participants of ERP V that remain eligible to vest (up to 7,114,865 ERP V warrants as of December 31, 2022) will vest immediately prior to the completion of this offering in accordance with provisions set forth in the ERP V warrants. The ERP V warrants are equity settled, equity classified, and provide for accelerated vesting upon the Company’s initial public offering. The cost related to the acceleration, equal to the grant date fair value of the remaining unvested awards, will be recorded in the ERP within cost of revenues at the time of the offering. As ERP V warrants are equity settled, no proceeds from this offering will be used to make these payments.
Three customers accounted for a significant amount of the Company’s total revenue during the three months ended March 31, 2023 and 2022 and years ended December 31, 2022, 2021, and 2020. Each of these customers was also eligible to vest in ERP warrants during the three months ended March 31, 2023 and 2022 and years ended December 31, 2022, 2021, and 2020. The following tables summarize each customer’s revenue concentration and their respective share of ERP warrants earned during the three months ended March 31, 2023 and 2022 and years ended December 31, 2022, 2021 and 2020:
	Three Months Ended March 31,
	2023		2022
	% of total revenue	% of total ERP V warrants earned(1)	% of total revenue	% of total ERP V warrants earned
Participant 1	16%	0%	19%	0%
Participant 2	17%	0%	21%	0%
Participant 3	11%	0%	12%	0%
	Year Ended December 31,
	2022		2021
	% of total revenue	% of total ERP V warrants earned	% of total revenue	% of total ERP V warrants earned
Participant 1	17%	0%	23%	0%
Participant 2	21%	0%	19%	19%
Participant 3	12%	0%	12%	6%
	Year Ended December 31, 2020
	% of total revenue	% of total ERP III warrants earned	% of total ERP IV warrants earned
Participant 1	25%	12%	16%
Participant 2	20%	35%	28%
Participant 3	12%	10%	22%
The vesting period for ERP V commenced January 1, 2021, and the revenues generated during the three months ended March 31, 2023 and 2022, and years ended December 31, 2022 and 2021 exceeded the costs incurred with respect to ERP V participants. However, revenues less cost of revenues for the three months ended March 31, 2022 were negative $1.0 million, and revenues less cost of revenues for the year ended December 31, 2022 were negative $3.1 million in the Equities segment. See comparison of the three months ended March 31, 2023 and 2022 and years ended December 31, 2022 and 2021 — segment operating results — Equities for additional commentary. The vesting period for ERP III and IV expired December 31, 2020, and the revenues generated during the year ending December 31, 2020 exceeded the costs incurred with ERP III and IV participants. Additionally, while the Company has historically had certain recurring customers, no customer is contractually or otherwise obligated to continue to use our services and therefore there is no assurance that recurring customers or revenues will continue in future periods.

Other Cost of Revenues
Other cost of revenues include interest paid to customers generated from customer funds deposited with Dorman Trading to satisfy margin requirements held by third-party banks or on deposit with or pledged to clearing organizations or other FCMs, as well as the investment of customer funds in allowable securities, primarily U.S. Treasury obligations. Also included with other cost of revenues are third-party trading platform fees which are recharged to customers. These costs are incurred in our Futures segment by Dorman Trading.
Operating Expenses
Compensation and Benefits
Compensation and benefits represent our largest expense category and tend to be driven by our staffing requirements, financial performance and the general dynamics of the employment market. Stock- based compensation is a non-cash expense related to equity awards. Stock-based compensation can vary depending on the quantity and fair value of the award on the date of grant and the related service period. Certain outstanding equity awards will vest or have vesting accelerated upon an initial public offering of the Company, including this offering. As a public company, we expect general and administrative and professional costs to increase as we satisfy our obligations under the U.S. securities laws and comply with the Sarbanes-Oxley Act, among others. The increases could include, but are not limited to, an increase in staffing levels to provide support in meeting the operational and regulatory requirements of a public company, additional professional fees paid to external auditors, consultants and outside counsels, additional executive risk insurance costs and fees paid to a third-party institution to provide transfer agency services for the maintenance of stockholder records.
Information Technology and Communications
Information technology and communications consists primarily of costs related to hosted data centers, maintenance and support of computer equipment and software, circuits supporting our wide area network and fees paid to information vendors for market data.
Depreciation and Amortization
Depreciation and amortization expense results from the depreciation of long-lived assets purchased, the amortization of purchased and internally developed software and the amortization of intangible assets.
Occupancy
Occupancy costs primarily consist of expenses related to owned and leased properties including rent, maintenance, utilities and real estate taxes.
Professional Fees and Outside Services
Professional fees and outside services consist primarily of consulting services, which include supplemental staff activities primarily related to legal, technology support, regulatory, audit and tax advisory services.
Marketing and Business Development
Marketing and business development includes marketing programs for new products, branding, promotions and corporate events.
Acquisition-Related Costs
Acquisition-related costs relate to the 2020 acquisitions of MGEX and BSX, and the 2022 acquisition of Dorman Trading. The acquisition-related costs include fees for investment banking advisors, lawyers, accountants, tax advisors, and other external costs directly related to the acquisitions.

General, Administrative and Other Expenses
General, administrative and other expenses represent all other costs necessary to support our operations including travel and entertainment, Board fees and commercial insurance.
Non-Operating Income (Expense)
Income and expenses incurred through activities outside of our core operations are considered non- operating and are classified as other income (expense). These activities primarily include the change in fair value of warrants on puttable shares and puttable common stock, interest expense related to outstanding debt facilities, interest earned on the investing of excess cash, and gains or impairment losses from our minority interest investments in privately held companies. As of January 31, 2022, all outstanding warrants on puttable shares were exercised into puttable common stock.
Results of Operations
The following are summaries of changes in financial performance and include certain non-GAAP financial measures. Management uses these non-GAAP measures internally in conjunction with GAAP measures to help evaluate our performance and to help make financial and operational decisions. These non- GAAP financial measures assist management in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items management believes do not reflect our underlying operations.
We believe our presentation of these measures provides investors with greater transparency into financial measures used by management and is useful to investors for period-to-period comparisons of our ongoing operating performance.
These non-GAAP financial measures are not presented in accordance with, or as an alternative to, GAAP financial measures and may be calculated differently from non-GAAP measures used by other companies, which reduces their usefulness as comparative measures. We encourage analysts, investors and other interested parties to use these non-GAAP measures as supplemental information to the GAAP financial measures included herein, including our consolidated financial statements, to enhance their analysis and understanding of our performance and in making comparisons. Please see the footnotes below for definitions, additional information and reconciliations from the closest GAAP measure.
Comparison of the Three Months Ended March 31, 2023 and 2022
Overview
The following summarizes changes in financial performance for the three months ended March 31, 2023, compared to the three months ended March 31, 2022 (in thousands, except share and per share amounts):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Total revenues	$269,638	$205,617	$64,021	31.1%
Total cost of revenues	210,267	157,285	52,982	33.7%
Revenues less cost of revenues	59,371	48,332	11,039	22.8%
Total operating expenses	50,658	43,749	6,909	15.8%
Operating income	8,713	4,583	4,130	90.1%
Loss before income tax provision	(914)	(1,510)	596	*
Income tax (expense) benefit	(1,311)	824	(2,135)	*
Net loss	(2,225)	(686)	(1,539)	*
Net loss attributable to non-controlling interest	(91)	(40)	(51)	*
Net loss attributable to Miami International Holdings, Inc.	$(2,134)	$(646)	$(1,488)	*

	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Basic earnings per share	$(0.02)	$(0.01)	$(0.01)	*
Diluted earnings per share	$(0.02)	$(0.01)	$(0.01)	*
Adjusted revenues less cost of revenues(1)	$60,064	$49,079	$10,985	22.4%
EBITDA(2)	$8,243	$9,117	$(874)	(9.6)%
EBITDA margin(3)	13.9%	18.9%	(5.0)	(26.4)%
Adjusted EBITDA(2)	$21,234	$15,198	$6,036	39.7%
Adjusted EBITDA margin(3)	35.4%	31.0%	4.4	14.2%
Basic weighted average shares outstanding	112,636,503	104,847,730	7,788,773	7.4%
Diluted weighted average shares outstanding	112,636,503	104,847,730	7,788,773	7.4%

*
Not meaningful

(1)
Adjusted revenues less cost of revenues is defined as Revenues less cost of revenues excluding the cost of the equity rights program. Adjusted revenues less cost of revenues does not represent, and should not be considered as an alternative to, Revenues less cost of revenues as determined in accordance with GAAP. We have presented Revenues less cost of revenues and Adjusted revenues less cost of revenues because we consider them important supplemental measures of our performance. In addition, we use Adjusted revenues less cost of revenues as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate Revenues less cost of revenues and Adjusted revenues less cost of revenues differently than we do. Revenues less cost of revenues and Adjusted revenues less cost of revenues have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(2)
EBITDA is defined as income before interest expense and amortization of debt discount, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share based compensation, investment gain/loss, litigation costs, and change in fair value of puttable common stock. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net income as determined in accordance with GAAP. We have presented EBITDA and adjusted EBITDA because we consider them important supplemental measures of our performance. In addition, we use Adjusted EBITDA as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(3)
EBITDA margin represents EBITDA divided by revenues less cost of revenues. Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

The following is a reconciliation of revenues less cost of revenues to adjusted revenues less cost of revenues:
	Three Months Ended March 31, 2023
	Options	Equities	Futures	Corporate/Other	Total
Revenues less cost of revenues	$53,330	$202	$5,686	$153	$59,371
Equity rights program	—	693	—	—	693
Adjusted revenues less cost of revenues(1)	$53,330	$895	$5,686	$153	$60,064

	Three Months Ended March 31, 2022
	Options	Equities	Futures	Corporate/Other	Total
Revenues less cost of revenues	$46,430	$(966)	$2,534	$334	$48,332
Equity rights program	—	747	—	—	747
Adjusted revenues less cost of revenues(1)	$46,430	$(219)	$2,534	$334	$49,079

(1)
Adjusted revenues less cost of revenues is defined as total revenues less cost of revenues excluding the cost of the ERP.

The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Three Months Ended March 31, 2023
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$29,829	$(7,554)	$(2,358)	$(22,051)	$(2,134)
Interest (income) expense and amortization of debt discount	(544)	—	22	4,622	4,100
Income tax (expense) benefit	—	—	—	1,311	1,311
Depreciation and amortization	2,519	1,478	272	697	4,966
EBITDA	31,804	(6,076)	(2,064)	(15,421)	8,243
Share based compensation(1)	2,447	1,365	731	817	5,360
Investment gain(2)	—	—	(1,028)	—	(1,028)
Litigation costs(3)	1,351	—	—	676	2,027
Change in fair value of puttable common stock(4)	—	—	—	6,632	6,632
Adjusted EBITDA	$35,602	$(4,711)	$(2,361)	$(7,296)	$21,234

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Investment gain of $1.0 million represents an unrealized gain on available for sales marketable securities.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter”.

(4)
The loss in fair value of puttable common stock of $6.6 million represents the increase in fair value of outstanding common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

	Three Months Ended March 31, 2022
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$26,622	$(8,748)	$(5,168)	$(13,352)	$(646)
Interest expense and amortization of debt discount	9	(6)	21	5,478	5,502
Income tax (expense) benefit	—	—	—	(824)	(824)
Depreciation and amortization	2,445	1,714	210	716	5,085
EBITDA	29,076	(7,040)	(4,937)	(7,982)	9,117
Share based compensation(1)	2,302	1,520	626	741	5,189
Litigation costs(2)	201	—	—	100	301
Change in fair value of puttable common stock(3)	—	—	—	591	591
Adjusted EBITDA	$31,579	$(5,520)	$(4,311)	$(6,550)	$15,198

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter”.

(3)
The loss in fair value of puttable common stock of $0.6 million represents the increase in fair value of outstanding common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

Key Business Metrics
The following summarizes changes in certain operational and financial metrics for the three months ended March 31, 2023, compared to the three months ended March 31, 2022.
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Options:
Number of trading days	62	62	—	0.0%
Total contracts:
Market contracts – Equity and ETF (in thousands)	2,630,846	2,481,674	149,172	6.0%
MIH contracts – Equity and ETF (in thousands)	433,938	347,634	86,304	24.8%
Average daily volume (ADV)(1)
Market ADV – Equity and ETF (in thousands)(1)	42,433	40,027	2,406	6.0%
MIH ADV – Equity and ETF (in thousands)(1)	6,999	5,607	1,392	24.8%
Total Options revenue per contract (RPC)(2)	$0.069	$0.080	$(0.011)	(13.8)%
MIH market share	16.5%	14.0%	2.5	17.9%
U.S. Equities:
Number of trading days	62	62	—	0.0%
Total shares:
Market shares (in millions)	730,608	798,560	(67,952)	(8.5)%
MIH shares (in millions)	9,424	7,564	1,860	24.6%

	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
ADV(1):
Market ADV (in millions)(1)	11,784	12,880	(1,096)	(8.5)%
MIH ADV (in millions)(1)	152	122	30	24.6%
Equities capture (per 100 shares)(3)	$(0.056)	$(0.056)	$—	*
MIH market share	1.3%	0.9%	0.4	44.4%
Futures:
Number of trading days	62	62	—	0.0%
Financial products total contracts	87,854	181,288	(93,434)	(51.5)%
Financial products ADV(1)	1,417	2,924	(1,507)	(51.5)%
Financial products RPC(2)	$(2.696)	$(3.298)	$0.602	*
Agriculture products total contracts	573,748	749,828	(176,080)	(23.5)%
Agriculture products ADV(1)	9,254	12,094	(2,840)	(23.5)%
Agriculture products RPC(2)	$2.458	$2.455	$0.003	0.1%

*
Percentage calculation is not meaningful. Represents a decrease in inverted fees.

(1)
Average daily volume (ADV) is calculated as total contracts or shares for the period divided by total trading days for the period.

(2)
Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees and Section 31 fees (Net Transaction Fees), divided by total contracts traded during the period.

(3)
Equities capture per one hundred shares refers to transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees, and Section 31 fees (Net Transaction Fees), divided by one- hundredth of total shares.

We closely monitor changes in ADV, market share and revenue per contract or equities capture as they directly impact our transaction related revenues. We use changes in market ADV to identify broader industry trends, which can impact our revenues and profitability. We use changes in market share in areas such as evaluating our market position relative to our competitors and evaluating potential trading system functionality changes. Similarly, we use revenue per contract or equities capture changes in areas such as analysis of product or customer mix and to identify potential fee changes.
We believe the growth in Options Market ADV for the three months ended March 31, 2023 compared to the prior period of 6.0% is due to the continuation of several trends including heightened market volatility, growing retail participation, technological advances, increased sophistication of trading strategies, and the proliferation and adoption of new asset classes and financial products. See “Industry Overview”.
We believe the decrease in U.S. Equities Market ADV for the three months ended March 31, 2023 compared to the prior period of 8.5% is due to numerous factors including economic uncertainty.
Our Options market share for the three months ended March 31, 2023 compared to the prior period increased to 16.5% from 14.0% due to additional functionality and more order flow from members. Our Options revenue per contract decreased 13.8% for the three months ended March 31, 2022 compared to the prior period primarily due to changes in product mix.
Our U.S. Equities market share for the three months ended March 31, 2023 compared to the prior period increased to 1.3% from 0.9% due to new members, increased participation from existing members and new functionality as we continue to grow market share since the September 2020 launch of MIAX Pearl Equities. We continue to offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges. Our Equities capture was relatively unchanged for the three months ended March 31, 2023 compared to the prior period.

Futures financial products ADV decreased 51.5% for the three months ended March 31, 2023 compared to the prior period due to lower quoting and trading incentives. While our Financial products revenue per contract increased primarily due to pricing changes, the fees remain inverted. Futures agriculture products ADV for the three months ended March 31, 2023 compared to the prior period decreased 23.5% due to higher volatility and less market participant speculation. Agriculture revenue per contract was relatively unchanged for the three months ended March 31, 2023 compared to the prior period.
Revenues
Total revenues for the three months ended March 31, 2023 increased $64.0 million, or 31.1%, compared to the prior period primarily due to:

•
$33.1 million increase in Options transaction and clearing fees as a result of a 17.9% increase in Options market share, a 6.0% increase in Options market ADV, partially offset by a 2.9% decrease in transaction and clearing fees revenue per contract.

•
$16.2 million from the impact of the Dorman Trading acquisition which occurred in October 2022.

•
$7.7 million increase in Equities transaction and clearing fees primarily as a result of a 44.4% increase in MIAX Pearl Equities market share, partially offset by an 8.5% decrease in U.S. Equities market ADV.

•
$6.5 million increase in access fees excluding the impact of Dorman Trading, primarily due to fee increases.

The following summarizes changes in revenues for the year ended March 31, 2023 compared to the three months ended March, 2022 (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Transaction and clearing fees	$235,921	$181,300	$54,621	30.1%
Access fees	21,838	15,131	6,707	44.3%
Market data fees	8,000	7,635	365	4.8%
Other revenue	3,879	1,551	2,328	150.1%
Total revenues	$269,638	$205,617	$64,021	31.1%
Transaction and Clearing Fees
The following table presents transaction and clearing fees by operating segment for the three months March 31, 2023 compared to the three months ended March 31, 2022, respectively (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Options	189,305	156,183	33,122	21.2%
Equities	30,472	22,829	7,643	33.5%
Futures	16,144	2,288	13,856	605.6%
Total transaction and clearing fees	$235,921	$181,300	$54,621	30.1%
Transaction and clearing fees increased $54.6 million, or 30.1%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$33.1 million increase in Options due to a 17.9% increase in market share, as well as a 6.0% increase in Options market ADV, partially offset by a 2.9% decrease in Options transaction and clearing fees revenue per contract.

•
$14.4 million increase from the impact of the Dorman Trading acquisition.

•
$7.6 million increase from MIAX Pearl Equities primarily due to a 44.4% increase in market share, partially offset by an 8.5% decrease in U.S. Equities market ADV.

Access Fees
Access fees increased $6.7 million, or 44.3%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to fee increases in the Options segment and MIAX Pearl Equities.
Market Data Fees
Market data fees increased $0.4 million, or 4.8%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$0.7 million increase in proprietary market data primarily due to fee increases.

•
$0.3 million increase from higher MIAX Pearl Equities market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$0.6 million decrease in OPRA revenue due to lower Options trade market share.

Other Revenue
Other revenue increased $2.3 million, or 150.1%, for the three months ended March 31, 2023 compared to the same period in 2022 due to higher interest income including the impact of the Dorman Trading acquisition.
Cost of Revenues
Cost of revenues increased $53.0 million, or 33.7%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$27.9 million increase in Options liquidity payments primarily driven by a 17.9% increase in market share, and a 6.0% increase in Options market ADV.

•
$6.1 million increase in Equities liquidity payments primarily driven by a 44.4% increase in MIAX Pearl Equities market share, partially offset by an 8.5% decrease in U.S. Equities market ADV.

•
$5.0 million increase in Section 31 fees primarily due to an increase in the fee rate.

•
$14.2 million due to the acquisition of Dorman Trading.

The following summarizes changes in revenues for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Liquidity payments	$186,132	$151,115	$35,017	23.2%
Brokerage, clearing, and exchange fees	13,656	1,304	12,352	947.2%
Section 31 fees	9,152	4,119	5,033	122.2%
Equity rights program	693	747	(54)	(7.2)%
Other cost of revenues	634	—	634	*
Total cost of revenues	$210,267	$157,285	$52,982	33.7%

*
Not meaningful

Liquidity Payments
The following table presents liquidity payments by operating segment for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, respectively (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Options	153,251	125,309	27,942	22.3%
Equities	31,072	24,990	6,082	24.3%
Futures	1,809	816	993	121.7%
Total liquidity payments	$186,132	$151,115	$35,017	23.2%
Liquidity payments increased $35.0 million, or 23.2%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$27.9 million increase in Options liquidity payments primarily driven by a 17.9% increase in market share, and a 6.0% increase in Options market ADV.

•
$6.1 million increase in Equities liquidity payments driven by a 44.4% increase in MIAX Pearl Equities market share, partially offset by an 8.5% decrease in U.S. Equities market ADV.

•
$1.0 million increase in the Futures segment primarily due to $1.4 million from the acquisition of Dorman Trading partially offset by lower liquidity payments for our Financial futures.

Brokerage, Clearing and Exchange Fees
Brokerage, clearing and exchange fees increased $12.4 million, or 947.2%, for the three months ended March 31, 2023 compared to the same period in 2022 primarily due to an increase in clearing fees due to the acquisition of Dorman Trading.
Section 31 Fees
Section 31 fees increased $5.0 million, or 122.2%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to an increase in the Section 31 fee rate as well as higher trading volumes.
Equity Rights Program
Equity Rights Program expense was largely unchanged for the three months ended March 31, 2023 compared to the same period in 2022.
Other cost of revenues
Other cost of revenues of $0.6 million is attributable to the acquisition of Dorman Trading in October 2022.
Revenues Less Cost of Revenues
Revenues less cost of revenues increased $11.0 million, or 22.8%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$6.7 million increase in access fees in the Options and Equities segments primarily due to fee increases.

•
$2.3 million increase in Futures interest income.

•
$2.5 million increase in Options transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees due to a 17.9% increase in MIH market share, and a 6.0% increase in Options market ADV, partially offset by a 13.8% decrease in Options revenue per contract.

•
$1.1 million decrease in Equities transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees, primarily due to higher MIAX Pearl Equities market share, where we offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

The following summarizes the components of revenues less cost of revenues for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, respectively (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange, and Section 31 fees	$26,981	$24,762	$2,219	9.0%
Access fees	21,838	15,131	6,707	44.3%
Market data fees	8,000	7,635	365	4.8%
Other revenue	3,879	1,551	2,328	150.1%
Equity rights program	(693)	(747)	54	*
Other cost of revenues	(634)	—	(634)	*
Revenues less cost of revenues	$59,371	$48,332	$11,039	22.8%

*
Not meaningful

Transaction and Clearing Fees Less Liquidity Payments, Brokerage, Clearing, Exchange and Section 31 Fees
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees (“Net Transaction Fees”) increased $2.2 million, or 9.0%, for the three months ended March 31, 2023, compared to the same period in 2022, primarily due to:

•
$2.5 million increase in the Options segment due to a 17.9% increase in MIH market share, and a 6.0% increase in Options market ADV, partially offset by a 13.8% decrease in Options revenue per contract.

•
$0.9 million increase from the impact of the Dorman Trading acquisition.

•
$1.1 million decrease from lower net transaction fees in the Equities segment primarily caused by a 44.4% increase in MIAX Pearl Equities market share, partially offset by an 8.5% decrease in U.S. Equities market ADV. In MIAX Pearl Equities we offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

Access Fees
Access fees increased $6.7 million, or 44.3%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to fee increases in both the Options segment and MIAX Pearl Equities.
Market Data Fees
Market data fees increased $0.4 million, or 4.8%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$0.7 million increase in proprietary market data primarily due to fee increases.

•
$0.3 million increase from higher MIAX Pearl Equities market share which entitles us to a larger share of fees from the U.S. tape plans

•
$0.6 million decrease in OPRA revenue due to lower Options trade market share.

Other Revenue
Other revenue increased $2.3 million, or 150.1%, for the three months ended March 31, 2023 compared to the same period in 2022 due to higher interest income including the impact of the Dorman Trading acquisition.
Equity Rights Program
Equity Rights Program expense was largely unchanged for the three months ended March 31, 2023 compared to the same period in 2022.
Other cost of revenues
Other cost of revenues of $0.6 million is attributable to the acquisition of Dorman Trading in October 2022.
Operating Expenses
For the three months ended March 31, 2023 compared to the three months ended March 31, 2022, total operating expenses increased $6.9 million, or 15.8%, versus the prior year, primarily due to:

•
$3.6 million increase in compensation and benefits, primarily due to higher headcount to support our growth including the acquisition of Dorman Trading.

•
$1.7 million increase from higher litigation expenses.

•
$0.9 million increase in regulatory expenses including higher CAT costs.

•
$1.0 million increase in travel and entertainment costs.

•
$1.6 million decrease in marketing and business development costs.

The following summarizes the components of operating expense for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, respectively (in thousands, except percentages):
	Three Months Ended March 31,		Increase/ (Decrease)	Percent Change
	2023	2022
Operating Expenses:
Compensation and benefits	$23,868	$20,283	$3,585	17.7%
Information technology and communication costs	4,683	3,830	853	22.3%
Depreciation and amortization	4,966	5,085	(119)	(2.3)%
Occupancy costs	1,894	1,721	173	10.1%
Professional fees and outside services	10,250	7,035	3,215	45.7%
Marketing and business development	1,362	2,968	(1,606)	(54.1)%
General, administrative, and other	3,635	2,827	808	28.6%
Total operating expenses	$50,658	$43,749	$6,909	15.8%
Compensation and Benefits
Compensation and benefits increased $3.6 million, or 17.7%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$2.1 million increase in salary and benefits primarily driven by higher headcount including the acquisition of Dorman Trading.

•
$1.6 million increase in cash bonuses.

Information Technology and Communication Costs
Information technology and communication costs increased $0.9 million, or 22.3%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$0.4 million increase in software maintenance costs.

•
$0.2 million increase in data center costs.

Depreciation and Amortization
Depreciation and amortization decreased $0.1 million, or 2.3%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$2.2 million decrease from certain assets being fully depreciated.

•
$2.1 million increase resulting from capital spending relating to trading system and business system capacity growth and new functionality.

Occupancy Costs
Occupancy costs increased $0.2 million, or 10.1%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to additional office space from the Dorman Trading acquisition.
Professional Fees and Outside Services
Professional fees and outside services costs increased $3.2 million, or 45.7%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$1.7 million increase in litigation expense.

•
$0.9 million increase in regulatory fees including rising CAT costs.

Marketing and Business Development
Marketing and business development costs decreased $1.6 million, or 54.1%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due to:

•
$1.2 million decrease due to lower marketing programs for new products in the Futures segment.

•
$0.4 million decrease in branding and promotion costs.

General, Administrative and Other
General, administrative and other expenses increased $0.8 million, or 28.6%, for the three months ended March 31, 2023 compared to the same period in 2022, primarily due increased travel and entertainment expenses of $1.0 million.
Operating Income
As a result of the items above, operating income for the three months ended March 31, 2023 was $8.7 million, compared to $4.6 million for the same period in 2022, an increase of $4.1 million or 90.1%.
Change in Fair Value of Puttable Common Stock
The change in fair value of puttable common stock of $6.6 million for the three months ended March 31, 2023 and $0.6 million for the three months ended March 31, 2022, represents the increase in fair value of outstanding common stock awarded to the participants of ERPs I and II. These awards have an associated put right that requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise. The fair market value of these awards is reflected in puttable common stock and other non-current liabilities on the Company’s Consolidated Balance Sheets.
Interest Expense and Amortization of Debt Issuance Costs
Net interest expense was $4.1 million for the three months ended March 31, 2023, a decrease of $1.4 million, or 25.5%, compared to the same period in 2022, primarily due principal payments and conversions between 2022 and 2023.

Other, Net
For the three months ended March 31, 2023, other income of $1.1 million represents an unrealized gain on available for sales marketable securities.
Loss Before Income Tax Provision
As a result of the above, the loss before income tax provision was $0.9 million for three months ended March 31, 2023 compared to a loss of $1.5 million or the same period in 2022.
Income Tax Provision
For the three months ended March 31, 2023, there was an income tax expense of $1.3 million. For the three months ended March 31, 2022, there was an income tax benefit of $0.8 million. The primary cause for the income tax expense at March 31, 2023 versus an income tax benefit at March 31, 2022 is a result of full year forecasted taxable income for 2023 and a forecasted taxable loss in 2022.
Net Loss
As a result of the items above, the net loss for the three months ended March 31, 2023, was $2.1 million, compared to a net loss of $0.6 million for the same period in 2022.
Segment Operating Results
We report results from our three segments: Options, Equities and Futures. Segment performance is primarily based on adjusted revenues less cost of revenues and Adjusted EBITDA. We have aggregated all corporate costs, as well as other business ventures, within the Corporate Items and Eliminations as those activities should not be used to evaluate a segment’s operating performance. All operating expenses that relate to activities of a specific segment have been allocated to that segment.
The following summarizes our total revenues by segment (in thousands, except percentages):
	Three Months Ended March 31,		Percent Change	Percentage of Total Revenues Three Months Ended March 31,

	2023	2022		2023	2022
Options	$212,493	$174,949	21.5%	78.8%	85.1%
Equities	36,623	26,761	36.9%	13.6%	13.0%
Futures	20,369	3,573	470.1%	7.6%	1.7%
Corporate/Other	153	334	(54.2)%	0.1%	0.2%
Total revenues	$269,638	$205,617	31.1%	100.0%	100.0%
The following summarizes our adjusted revenues less cost of revenues (in thousands, except percentages):
	Three Months Ended March 31,		Percent Change	Percentage of Total Adjusted Revenues Less Cost of Revenues Three Months Ended March 31,
	2023	2022		2023	2022
Options	$53,330	$46,430	14.9%	88.8%	94.6%
Equities	895	(219)	*	1.5%	(0.4)%
Futures	5,686	2,534	124.4%	9.5%	5.2%
Corporate/Other	153	334	(54.2)%	0.3%	0.7%
Adjusted revenues less cost of revenues	$60,064	$49,079	22.4%	100.0%	100.0%

*
Not meaningful

Options
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Options segment (in thousands, except percentages):
	Three Months Ended, March 31,		Percent Change	Percentage of Total Revenues Three Months Ended, March 31,
	2023	2022		2023	2022
Revenues less cost of revenues	$53,330	$46,430	14.9%	25.1%	26.5%
Operating expenses	24,045	19,799	21.4%	11.3%	11.3%
Operating income	$29,285	$26,631	10.0%	13.8%	15.2%
Adjusted EBITDA(1)	$35,602	$31,579	12.7%	16.8%	18.1%
Adjusted EBITDA margin(2)	66.8%	68.0%

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $6.9 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, primarily due to:

•
$4.6 million increase in access fees primarily due to fee increases.

•
$2.5 increase in Net Transaction Fees driven by a 17.9% increase in market share and a 6.0% increase on market ADV, partially offset by a 13.8% decrease in revenue per contract.

For the three months ended March 31, 2023, operating expenses increased $4.2 million compared to the three months ended March 31, 2022 primarily due to:

•
$2.0 million increase in compensation and benefits.

•
$1.2 million increase in litigation costs.

•
$0.7 million increase in regulatory fees.

As a result of the items above, Operating income increased $2.7 million, or 10.0%, as compared to prior year. After adjusting primarily for share based compensation, and litigation costs, Adjusted EBITDA increased $4.0 million, or 12.7%, versus the prior year.
Equities
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Equities segment (in thousands, except percentages)

	Three Months Ended, March 31,		Percent Change	Percentage of Total Revenues Three Months Ended, March 31,
	2023	2022		2023	2022
Revenues less cost of revenues	$202	$(966)	*	0.6%	*
Operating expenses	7,756	7,788	(0.4)%	21.2%	29.1%
Operating loss	$(7,554)	$(8,754)	*	*	*
Adjusted EBITDA(1)	$(4,711)	$(5,520)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $1.2 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, primarily due to:

•
$1.8 million increase in access fees primarily from MIAX Pearl Equities fee increases.

•
$0.3 million increase in market data fees due to increased market share.

•
$1.1 million decrease in Net Transaction Fees resulting primarily from a 44.4% increase in MIAX Pearl Equities where we currently have inverted pricing where liquidity payments exceed transaction fees. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

For the three months ended March 31, 2023, operating expense of $7.8 million remained relatively unchanged.
As a result of the items above, there was an Operating loss of $7.6 million as compared to an Operating loss of $8.8 million in the same period prior year. After adjusting primarily for share based compensation, Adjusted EBITDA was a loss of $4.7 million as compared to $5.5 million for the same period prior year.
Futures
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Futures segment (in thousands, except percentages).
	Three Months Ended, March 31,		Percent Change	Percentage of Total Revenues Three Months Ended, March 31,
	2023	2022		2023	2022
Revenues less cost of revenues	$5,686	$2,534	124.4%	27.9%	70.9%
Operating expenses	9,127	7,681	18.8%	44.8%	215.0%
Operating income	$(3,441)	$(5,147)	*	*	*
Adjusted EBITDA(1)	$(2,361)	$(4,311)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $3.2 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, primarily due to:

•
$2.1 million increase from the acquisition of Dorman Trading in October 2022.

•
$1.0 million increase in MGEX interest income.

•
$0.4 million in lower liquidity payments on new products.

•
$0.5 million decrease in our Futures Agriculture product due to lower volume.

For the three months ended March 31, 2023, operating expenses increased $1.4 million compared to the same period prior year, primarily due to:

•
$1.6 million increase from the acquisition of Dorman Trading.

•
$0.4 million increase in compensation and benefits excluding Dorman Trading.

•
$1.2 million decrease in Futures marketing program fees.

As a result of the items above, there was an Operating loss of $3.4 million as compared to an Operating loss of $5.1 million compared to prior year. After adjusting primarily for share based compensation, Adjusted EBITDA increased $2.0 million versus the prior year.
Comparison of the Years Ended December 31, 2022 and 2021
Overview
The following summarizes changes in financial performance for the years ended December 31, 2022, compared to the years ended December 31, 2021 (in thousands, except share and per share amounts):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Total revenues	$797,919	$751,543	$46,376	6.2%
Total cost of revenues	602,284	570,201	32,083	5.6%
Revenues less cost of revenues	195,635	181,342	14,293	7.9%
Total operating expenses	190,291	157,618	32,673	20.7%
Operating income	5,344	23,724	(18,380)	(77.5)%
Income (loss) before income tax provision	50,106	(90,576)	140,682	*
Income tax (expense) benefit	7,219	(2,984)	10,203	*
Net income (loss)	57,325	(93,560)	150,885	*
Net loss attributable to non-controlling interest	(228)	(151)	(77)	*
Net income (loss) attributable to Miami International Holdings, Inc.	$57,553	$(93,409)	$150,962	*
Basic earnings per share	$0.53	$(0.99)	$1.52	*
Diluted earnings per share	$0.38	$(0.99)	$1.37	*
Adjusted revenues less cost of revenues(1)	$198,607	$184,010	$14,597	7.9%
EBITDA(2)	$91,934	$(50,065)	$141,999	*
EBITDA margin(3)	47.0%	*	*	*
Adjusted EBITDA(2)	$60,284	$67,442	$(7,158)	(10.6)%
Adjusted EBITDA margin(3)	30.4%	36.7%	(6.3)%	*
Basic weighted average shares outstanding	109,421,088	94,251,540	15,169,548	16.1%
Diluted weighted average shares outstanding	150,334,734	94,251,540	56,083,194	59.5%

*
Not meaningful

(1)
Adjusted revenues less cost of revenues is defined as Revenues less cost of revenues excluding the cost of the equity rights program. Adjusted revenues less cost of revenues does not represent, and should not be considered as an alternative to, Revenues less cost of revenues as determined in accordance with

GAAP. We have presented Revenues less cost of revenues and Adjusted revenues less cost of revenues because we consider them important supplemental measures of our performance. In addition, we use Adjusted revenues less cost of revenues as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate Revenues less cost of revenues and Adjusted revenues less cost of revenues differently than we do. Revenues less cost of revenues and Adjusted revenues less cost of revenues have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(2)
EBITDA is defined as income before interest expense and amortization of debt discount, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share based compensation, investment gain/loss, litigation costs, impairment charges, provision for notes receivable, gain on state NOL sale, change in fair value of warrants on puttable shares and puttable common stock, acquisition- related costs, one-time cash bonus paid to directors, and gain on extinguishment of debt. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net income as determined in accordance with GAAP. We have presented EBITDA and adjusted EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Adjusted EBITDA as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(3)
EBITDA margin represents EBITDA divided by revenues less cost of revenues. Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

The following is a reconciliation of revenues less cost of revenues to adjusted revenues less cost of revenues:
	Year Ended December 31, 2022
	Options	Equities	Futures	Corporate / Other	Total
Revenues less cost of revenues	$186,500	$(3,114)	$11,697	$552	$195,635
Equity rights program	—	2,972	—	—	2,972
Adjusted revenues less cost of revenues(1)	$186,500	$(142)	$11,697	$552	$198,607
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate / Other	Total
Revenues less cost of revenues	$166,548	$3,302	$10,359	$1,133	$181,342
Equity rights program	—	2,668	—	—	2,668
Adjusted revenues less cost of revenues(1)	$166,548	$5,970	$10,359	$1,133	$184,010

(1)
Adjusted revenues less cost of revenues is defined as total revenues less cost of revenues excluding the cost of the equity rights program.

The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Year Ended December 31, 2022
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$101,615	$(37,097)	$(17,573)	$10,608	$57,553
Interest (income) expense and amortization of debt discount	(417)	—	89	21,644	21,316
Income tax (expense) benefit	—	—	(252)	(6,967)	(7,219)
Depreciation and amortization	9,291	6,906	972	3,115	20,284
EBITDA	110,489	(30,191)	(16,764)	28,400	91,934
Share based compensation(1)	9,263	6,286	2,748	4,024	22,321
Investment loss	—	—	204	—	204
Litigation costs(2)	2,108	—	—	1,054	3,162
Impairment charges(3)	—	635	—	8,280	8,915
Provision for notes receivable(4)	2,595	402	—	—	2,997
Change in fair value of redeemable warrants & common stock(5)	—	—	—	(71,267)	(71,267)
Acquisition-related costs(6)	—	—	—	2,018	2,018
Adjusted EBITDA	$124,455	$(22,868)	$(13,812)	$(27,491)	$60,284

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter”.

(3)
Impairment charges include $4.6 million due to an other-than-temporary impairment of a minority equity investments held in two private companies, $3.7 million related to owned land and building impairments, and $0.6 million due to impairment of Pyth tokens related to the FTX bankruptcy. Pyth tokens were held by BSX in an FTX exchange account. In November 2022, FTX filed for bankruptcy and BSX ceased to have access to Pyth tokens as the FTX account was no longer accessible. As Pyth tokens were no longer accessible and may not be recoverable, the Company impaired the entire $0.6 million during the year ended December 31, 2022.

(4)
Provision for CAT notes receivable represents a provision of $3.0 million on CAT notes issued in prior periods due to proposed changes in the CAT fee model by the SROs.

(5)
The gain in fair value of warrants on puttable shares and puttable common stock of $71.3 million represents the decrease in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

(6)
Acquisition-related costs of $2.4 million, relate to the Dorman Trading acquisition, of which $0.4 million included in share based compensation.

	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$90,738	$(24,210)	$(11,966)	$(147,971)	$(93,409)
Interest expense and amortization of debt discount	371	(3)	88	18,845	19,301
Income tax (expense) benefit	—	—	—	2,984	2,984
Depreciation and amortization	10,708	6,262	586	3,503	21,059
EBITDA	101,817	(17,951)	(11,292)	(122,639)	(50,065)
Share based compensation(1)	7,431	5,461	1,377	3,843	18,112
Investment gain(2)	—	—	—	(19,522)	(19,522)
Litigation costs(3)	149	—	—	347	496
One-time cash bonus paid to directors(4)	1,422	281	—	2,182	3,885
Gain on extinguishment of debt(5)	—	—	—	(3,153)	(3,153)
Gain on State NOL sale(6)	—	—	—	(1,034)	(1,034)
Change in fair value of redeemable warrants & common stock(7)	—	—	—	118,723	118,723
Adjusted EBITDA	$110,819	$(12,209)	$(9,915)	$(21,253)	$67,442

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Investment gain of $19.5 million represents the gain on the sale of the Company’s investment in LedgerX Holdings, Inc. following its sale to WRS in October 2021.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business — Legal Proceedings — Nasdaq Matter”.

(4)
One-time cash bonus of $3.9 million paid to directors of the Company and its subsidiaries based on length of service.

(5)
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021.

(6)
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.

(7)
The loss in fair value of warrants on puttable shares and puttable common stock of $118.7 million represents the increase in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

Key Business Metrics
The following summarizes changes in certain operational and financial metrics for the year ended December 31, 2022, compared to the year ended December 31, 2021.

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Options:
Number of trading days	251	252	(1)	(0.4)%
Total contracts:
Market contracts – Equity and ETF (in thousands)	9,599,244	9,366,840	232,404	2.5%
MIH contracts – Equity and ETF (in thousands)	1,299,427	1,338,120	(38,693)	(2.9)%
Average daily volume (ADV)(1)
Market ADV – Equity and ETF (in thousands)(1)	38,244	37,170	1,074	2.9%
MIH ADV – Equity and ETF (in thousands)(1)	5,177	5,310	(133)	(2.5)%
Total Options revenue per contract (RPC)(2)	$0.086	$0.072	$0.014	19.4%
MIH market share	13.5%	14.3%	(0.8)%	*
U.S. Equities:
Number of trading days	251	252	(1)	(0.4)%
Total shares:
Market shares (in millions)	2,980,374	2,871,540	108,834	3.8%
MIH shares (in millions)	29,618	11,088	18,530	167.1%
ADV(1):
Market ADV (in millions)(1)	11,874	11,395	479	4.2%
MIH ADV (in millions)(1)	118	44	74	168.2%
Equities capture (per 100 shares)(3)	$(0.055)	$(0.068)	$0.013	**
MIH market share	1.0%	0.4%	0.6%	*
Futures:
Number of trading days	251	252	(1)	(0.4)%
Financial products total contracts	785,379	752,220	33,159	4.4%
Financial products ADV(1)	3,129	2,985	144	4.8%
Financial products RPC(2)	$(3.192)	$(3.515)	$0.323	**
Agriculture products total contracts	2,508,494	3,099,096	(590,602)	(19.1)%
Agriculture products ADV(1)	9,994	12,298	(2,304)	(18.7)%
Agriculture products RPC(2)	$2.363	$2.373	$(0.010)	(0.4)%

*
Not meaningful

**
Percentage calculation is not meaningful. Represents a decrease in inverted fees.

(1)
Average daily volume (ADV) is calculated as total contracts or shares for the period divided by total trading days for the period.

(2)
Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees and Section 31 fees (Net Transaction Fees), divided by total contracts traded during the period.

(3)
Equities capture per one hundred shares refers to transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees, and Section 31 fees (Net Transaction Fees), divided by one- hundredth of total shares.

We closely monitor changes in ADV, market share and revenue per contract or equities capture as they directly impact our transaction related revenues. We use changes in market ADV to identify broader industry trends, which can impact our revenues and profitability. We use changes in market share in areas such as evaluating our market position relative to our competitors and evaluating potential trading system functionality changes. Similarly, we use revenue per contract or equities capture changes in areas such as analysis of product or customer mix and to identify potential fee changes.
We believe the growth in Options and U.S. Equities Market ADV for the year ended December 31, 2022 compared to the prior period of 2.5% and 3.8%, respectively, is due to the continuation of several trends including heightened market volatility, growing retail participation, technological advances, increased sophistication of trading strategies, and the proliferation and adoption of new asset classes and financial products — see “Industry Overview”.
Our Options market share for the year ended December 31, 2022 compared to the prior period decreased to 13.5% from 14.3% due to shifts in customer mix. Our Options revenue per contract increased 19.4% for the year ended December 31, 2022 compared to the prior period primarily due to mix shifts to higher revenue per contract products which offset pricing changes.
Our U.S. Equities market share for the year ended December 31, 2022 compared to the prior period increased to 1.0% from 0.4% due to new members, increased participation from existing members and new functionality as we continue to grow market share since the September 2020 launch of MIAX Pearl Equities. We continue to offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges. While our Equities capture increased primarily due to pricing and product mix changes, the fees remain inverted.
Futures financial products ADV increased 4.8% for the year ended December 31, 2022 compared to the prior period as we continue to grow volume from the launch of SPIKES futures in December 2020. For this product, we currently waive certain transaction fees and provide liquidity payments to attract volumes from competing proprietary products offered on other exchanges. While our Financial products revenue per contract increased primarily due to pricing changes, the fees remain inverted.
Futures agriculture products ADV for the year ended December 31, 2022 compared to the prior period decreased 18.7% due to higher volatility and less market participant speculation. Agriculture revenue per contract was relatively unchanged for the year ended December 31, 2022 compared to the prior period.
Revenues
Total revenues for the year ended December 31, 2022 increased $46.4 million, or 6.2%, compared to the prior period primarily due to:

•
$66.1 million increase in transaction and clearing fees in the Equities segment primarily as a result of a 150.0% increase in MIAX Pearl Equities market share.

•
$10.9 million increase from the impact of the Dorman Trading acquisition.

•
$6.2 million increase from higher Options access fees primarily due to fee increases.

•
$37.0 million decrease from Options transaction and clearing fees caused by a 5.6% decrease in MIH market share, and a 3.2% decrease in transaction and clearing fees revenue per contract, partially offset by a 2.9% increase in Options market ADV.

The following summarizes changes in revenues for the year ended December 31, 2022 compared to the year ended December, 2021 (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Transaction and clearing fees	$698,434	$661,219	$37,215	5.6%
Access fees	62,031	55,088	6,943	12.6%
Market data fees	28,043	28,560	(517)	(1.8)%
Other revenue	9,411	6,676	2,735	41.0%
Total revenues	$797,919	$751,543	$46,376	6.2%

Transaction and Clearing Fees
The following table presents transaction and clearing fees by operating segment for the year ended December 31, 2022 compared to the year ended December 31, 2021, respectively (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Options	583,167	620,136	(36,969)	(6.0)%
Equities	97,848	31,781	66,067	207.9%
Futures	17,419	9,302	8,117	87.3%
Total transaction and clearing fees	$698,434	$661,219	$37,215	5.6%
Transaction and clearing fees increased $37.2 million, or 5.6%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$66.1 million increase in transaction and clearing fees in the Equities segment primarily as a result of a 150.0% increase in MIAX Pearl Equities market share.

•
$9.9 million increase from the impact of the Dorman Trading acquisition.

•
$37.0 million decrease in Options transaction and clearing fees. The decrease in Options transaction and clearing fees was due to a 5.6% decrease in MIH market share, and a 3.2% decrease in gross revenue per contract, partially offset by a 2.9% increase in Options market ADV. Options liquidity payments decreased more than transaction and clearing fees, resulting in an increase in Options revenue per contract, leading to higher Net Transaction Fees for the year ended December 31, 2022.

Access Fees
Access fees increased $6.9 million, or 12.6%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to fee increases in the Options segment.
Market Data Fees
Market data fees decreased $0.5 million, or 1.8%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$3.5 million decrease in OPRA revenue caused by lower Options market share.

•
$1.1 million in Equities market data due to higher market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$1.9 million increase in proprietary market data primarily due to new product offerings and fee increases.

Other Revenue
Other revenue increased $2.7 million, or 41.0%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$2.1 million increase in interest income.

•
$1.2 million increase in exchange member fines.

•
$0.4 million increase in listing fees.

•
$0.6 million decrease in rental income.

Cost of Revenues
Cost of revenues increased $32.1 million, or 5.6%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$62.2 million increase in liquidity payments in the Equities segment primarily driven by a 150.0% increase in MIAX Pearl Equities market share.

•
$23.4 million increase caused by Section 31 fee rate changes in the Options and Equities segments.

•
$9.7 million increase from the impact of the Dorman Trading acquisition.

•
$63.3 million decrease in liquidity payments in the Options segment.

The following summarizes changes in revenues for the year ended December 31, 2022 compared to the year ended December 31, 2021 (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Liquidity payments	$545,853	$546,449	$(596)	(0.1)%
Brokerage, clearing, and exchange fees	14,573	6,098	8,475	139.0%
Section 31 fees	38,386	14,986	23,400	156.1%
Equity rights program	2,972	2,668	304	11.4%
Other cost of revenues	500	—	500	*
Total cost of revenues	$602,284	$570,201	$32,083	5.6%
Liquidity Payments
The following table presents liquidity payment by operating segment for the year ended December 31, 2022 compared to the year ended December 31, 2021, respectively (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Options	445,187	508,493	(63,306)	(12.4)%
Equities	96,512	34,321	62,191	181.2%
Futures	4,154	3,635	519	14.3%
Total liquidity payments	$545,853	$546,449	$(596)	(0.1)%
Liquidity payments decreased $0.6 million, or 0.1%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$63.3 million decrease in Options liquidity payments due to changes in pricing mix resulting in an increase of 19.4% in Options revenue per contract, leading to higher Net Transaction Fees.

•
$62.2 million increase in MIAX Pearl Equities due to higher volumes traded primarily caused by a 150.0% increase in MIAX Pearl Equities market share where we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

Brokerage, Clearing and Exchange Fees
Brokerage, clearing and exchange fees increased $8.5 million, or 139.0%, for the year ended December 31, 2022 compared to the same period in 2021 primarily due to the impact of the Dorman Trading acquisition.
Section 31 Fees
Section 31 fees increased $23.4 million, or 156.1%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to an increase in the Section 31 fee rate.

Equity Rights Program
Equity Rights Program expense was largely unchanged for the year ended December 31, 2022 compared to the same period in 2021.
Other cost of revenues
Other cost of revenue of $0.5 million is attributable to the acquisition of Dorman Trading in October 2022.
Revenues Less Cost of Revenues
Revenues less cost of revenues increased $14.3 million, or 7.9%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$15.1 million increase in Options transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees.

•
$6.2 million increase in Options access fees primarily due to fee increases.

•
$2.1 million increase in Futures interest income.

•
$1.4 million increase in Equities market data primarily due to higher MIAX Pearl Equities market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$8.6 million decrease in transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees in the Equities segment primarily due to higher MIAX Pearl Equities market share, where we offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

•
$2.4 million decrease in Options market data primarily due to lower trade market share.

The following summarizes the components of revenues less cost of revenues for the year ended December 31, 2022 compared to the year ended December 31, 2021, respectively (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange, and Section 31 fees	$99,622	$93,686	$5,936	6.3%
Access fees	62,031	55,088	6,943	12.6%
Market data fees	28,043	28,560	(517)	(1.8)%
Other revenue	9,411	6,676	2,735	41.0%
Equity rights program	(2,972)	(2,668)	(304)	*
Other cost of revenues	(500)	—	(500)	*
Revenues less cost of revenues	$195,635	$181,342	$14,293	7.9%
Transaction and Clearing Fees Less Liquidity Payments, Brokerage, Clearing, Exchange and Section 31 Fees
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees (“Net Transaction Fees”) increased $5.9 million, or 6.3%, for the year ended December 31, 2022, compared to the same period in 2021, primarily due to:

•
$15.1 million increase in the Options segment primarily caused by a 19.4% increase in revenue per contract, and a 2.9% increase in Options market ADV, partially offset by a 5.6% decrease in MIH Options market share.

•
$8.5 million decrease in MIAX Pearl Equities primarily due to a 150.0% increase in MIAX Pearl Equities market share resulting in higher volumes where we offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

Access Fees
Access fees increased $6.9 million, or 12.6%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to fee increases in the Options segment.
Market Data Fees
Market data fees decreased $0.5 million, or 1.8%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$3.5 million decrease in OPRA revenue from decreased Options market share.

•
$1.1 million increase in Equities market data due to higher market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$1.9 million increase in proprietary market data primarily due to new product offerings and fee increases.

Other Revenue
Other revenue increased $2.7 million, or 41.0%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$2.1 million increase in interest income.

•
$1.2 million increase in exchange member fines.

•
$0.4 million increase in listing fees.

•
$0.6 million decrease in rental income.

Equity Rights Program
Equity Rights Program expense was largely unchanged for the year ended December 31, 2022 compared to the same period in 2021.
Other cost of revenues
Other cost of revenue of $0.5 million is attributable to the acquisition of Dorman Trading in October 2022.
Operating Expenses
For the year ended December 31, 2022 compared to the year ended December 31, 2021, total operating expenses increased $32.7 million, or 20.7%, versus the prior year, primarily due to:

•
$13.4 million increase in compensation from higher headcount to support our growth.

•
$3.7 million owned land and building impairments.

•
$3.0 million provision for CAT note receivable.

•
$3.2 million increase in regulatory expense including higher CAT costs.

•
$2.5 million increase in audit expense.

•
$2.3 million increase in technology costs.

•
$2.4 million of Dorman Trading acquisition related costs

•
$1.7 million increase in travel and entertainment costs.

•
$1.2 million increase in occupancy expense primarily related to additional office space.

The following summarizes the components of operating expense for the year ended December 31, 2022 compared to the year ended December 31, 2021, respectively (in thousands, except percentages):
	Years Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	2021
Operating Expenses:
Compensation and benefits	$83,643	$70,251	$13,392	19.1%
Information technology and communication costs	16,598	14,309	2,289	16.0%
Depreciation and amortization	20,284	21,059	(775)	(3.7)%
Occupancy costs	6,767	5,555	1,212	21.8%
Professional fees and outside services	35,054	23,535	11,519	48.9%
Marketing and business development	8,414	9,335	(921)	(9.9)%
Acquisition-related costs	2,408	—	2,408	*
General. administrative, and other	17,123	13,574	3,549	26.1%
Total operating expenses	$190,291	$157,618	$32,673	20.7%
Compensation and Benefits
Compensation and benefits increased $13.4 million, or 19.1%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$5.5 million increase in salary and benefits from additional headcount.

•
$4.6 million increase in share based compensation.

•
$3.2 million increase in cash bonuses.

Information Technology and Communication Costs
Information technology and communication costs increased $2.3 million, or 16.0%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$1.3 million increase in software maintenance costs.

•
$0.6 million increase in data center costs.

Depreciation and Amortization
Depreciation and amortization decreased $0.8 million, or 3.7%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$1.4 million decrease due to certain assets being fully depreciated.

•
$0.6 million increase resulting from capital spending relating to trading system and business system capacity growth and new functionality.

Occupancy Costs
Occupancy costs increased $1.2 million, or 21.8%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to additional office space acquired to support our growth.
Professional Fees and Outside Services
Professional fees and outside services costs increased $11.5 million, or 48.9%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$3.2 million increase in regulatory fees including rising CAT costs.

•
$3.0 million provision for CAT note receivable. The provision for CAT notes receivable represents an additional provision of $3.0 million due to proposed changes in the CAT fee model by the SROs.

•
$2.5 million increase in audit fees.

•
$2.2 million increase in legal fees.

•
$0.8 million increase in other consulting fees.

Marketing and Business Development
Marketing and business development costs decreased $0.9 million, or 9.9%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to a decrease in branding and promotion costs.
Acquisition-Related Costs
Acquisition-related costs for the year ended December 31, 2022 of $2.4 million, related to the Dorman Trading acquisition. There were no acquisition-related costs for the year ended December 31, 2021.
General, Administrative and Other
General, administrative and other expenses increased $3.5 million, or 26.1%, for the year ended December 31, 2022 compared to the same period in 2021, primarily due to:

•
$3.7 million in owned land and building impairments.

•
$1.7 million increase in travel and entertainment expense.

•
$1.1 million increase in sales tax provision.

•
$3.9 million decrease in lower board-related expenses due to a one-time bonus paid in 2021.

Operating Income
As a result of the items above, operating income for the year ended December 31, 2022 was $5.3 million, compared to $23.7 million for the same period in 2021, a decrease of $18.4 million or 77.5%.
Change in Fair Value of Warrants on Puttable Shares and Puttable Common Stock
The following summarizes the changes in fair value of warrants on puttable shares and puttable common stock for the year ended December 31, 2022 and December 31, 2021, respectively (in thousands):
	Year Ended December 31,
	2022	2021
(Gain)/Loss on warrants on puttable shares	$—	$62,405
(Gain)/Loss on puttable common stock	(71,267)	56,318
Total change in fair value	$(71,267)	$118,723
The change in fair value of warrants on puttable shares and puttable common stock of $71.3 million for the year ended December 31, 2022, represents the decrease in fair value of outstanding warrants and common stock awarded to the participants of ERPs I and II. These awards have an associated put right that requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise. The fair market value of these awards is reflected in puttable common stock and other non-current liabilities on the Company’s Consolidated Balance Sheets. As of January 31, 2022, all outstanding warrants on puttable shares were exercised into puttable common stock.
The change in fair value of warrants on puttable shares and puttable common stock of $118.7 million for the year ended December 31, 2021, represents the increase in fair value of outstanding warrants and common stock awarded to the participants of ERPs I and II. These awards have an associated put right that requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise. The fair market value of these awards is reflected in puttable common stock and other non-current liabilities on the Company’s Consolidated Balance Sheets.
Interest Expense and Amortization of Debt Issuance Costs
Net interest expense was $21.3 million for the year ended December 31, 2022 an increase of $2.0 million, or 10.4%, compared to the same period in 2021, primarily due to increased interest on additional incremental debt issued in 2021.
Impairment of Investments
During the year ended December 31, 2022 the company recorded two impairments of investments totaling $4.6 million. The first impairment of $2.5 million was recorded after the Company determined that an other-than-temporary impairment existed for a minority interest investment that suspended operations during the period due to its deteriorating financial condition. The second impairment of $2.1 million was recorded due to a fair value estimate based on an observable transaction being less than the carrying value of the investment.
Investment Gain
Investment gain of $19.5 million in 2021 represents the gain on the sale of our investment in LedgerX following its sale to WRS in October 2021.
Other, Net
For the year ended December 31, 2022, other expense of $0.6 million represents an impairment of $0.6 million, investment loss of $0.2, partially offset by other income of $0.3 million. The impairment of intangible assets is due to Pyth tokens received by BSX amounting to $0.6 million for certain data provided to the Pyth Network. These tokens were held by BSX in an FTX exchange account. In November 2022, FTX filed for bankruptcy and BSX ceased to have access to Pyth tokens as the FTX account was no longer accessible. As Pyth tokens were no longer accessible and may not be recoverable, the Company impaired the entire $0.6 million during the year ended December 31, 2022. The investment loss of $0.2 million in 2022 represents an unrealized loss on available for sales marketable securities. Other income of $0.3 million for the year ended December 31, 2022 represents dividend income from available for sales marketable securities.
For the year ended December 31, 2021, other income of $4.2 million represents $3.2 million for a gain on extinguishment of debt, as well as $1.0 million for a gain on the sale of state NOL. The gain on extinguishment of debt of $3.2 million represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021. The gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.
Income/Loss Before Income Tax Provision
As a result of the above, income before income tax provision for the year ended December 31, 2022 was $50.1 million, an increase of $140.7 million compared to a loss of $90.6 million for the same period in 2021.
Income Tax Provision
For the year ended December 31, 2022, there was an income tax benefit of $7.2 million. For the year ended December 31, 2021, the income tax expense was $3.0 million. The decrease in income tax expense is primarily related to a tax deduction in the current period triggered by the exercise of all remaining ERP II warrants outstanding into puttable common stock.
Net Income/Loss
As a result of the items above, net income for the year ended December 31, 2022, was $57.3 million, an increase of $150.9 million compared to a net loss of $93.6 million for the same period in 2021.

Segment Operating Results
We report results from our three segments: Options, Equities and Futures. Segment performance is primarily based on adjusted revenues less cost of revenues and Adjusted EBITDA. We have aggregated all corporate costs, as well as other business ventures, within the Corporate Items and Eliminations as those activities should not be used to evaluate a segment’s operating performance. All operating expenses that relate to activities of a specific segment have been allocated to that segment.
The following summarizes our total revenues by segment (in thousands, except percentages):
				Percentage of Total Revenues
	Years Ended December 31,		Percent Change	Years Ended December 31,
	2022	2021		2022	2021
Options	$658,122	$690,288	(4.7)%	82.5%	91.8%
Equities	113,731	45,223	151.5%	14.3%	6.0%
Futures	25,514	14,899	71.2%	3.2%	2.0%
Corporate/Other	552	1,133	(51.3)%	0.1%	0.2%
Total revenues	$797,919	$751,543	6.2%	100.0%	100.0%
The following summarizes our adjusted revenues less cost of revenues (in thousands, except percentages):
				Percentage of Total Adjusted Revenues Less Cost of Revenues
	Years Ended December 31,		Percent Change	Years Ended December 31,
	2022	2021		2022	2021
Options	$186,500	$166,548	12.0%	93.9%	90.5%
Equities	(142)	5,970	*	(0.1)%	3.2%
Futures	11,697	10,359	12.9%	5.9%	5.6%
Corporate/Other	552	1,133	(51.3)%	0.3%	0.6%
Adjusted revenues less cost of revenues	$198,607	$184,010	7.9%	100.0%	100.0%

*
Not meaningful

Options
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Options segment (in thousands, except percentages):
				Percentage of Total Revenues
	Years Ended, December 31,		Percent Change	Years Ended, December 31,
	2022	2021		2022	2021
Revenues less cost of revenues	$186,500	$166,548	12.0%	28.3%	24.1%
Operating expenses	85,302	75,439	13.1%	13.0%	10.9%
Operating income	$101,198	$91,109	11.1%	15.4%	13.2%
Adjusted EBITDA(1)	$124,455	$110,819	12.3%	18.9%	16.1%
Adjusted EBITDA margin(2)	66.7%	66.5%

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $20.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to:

•
$15.1 million increase in Net Transaction Fees driven by a 19.4% increase in revenue per contract, and a 2.9% increase in market ADV, partially offset by a 5.6% decrease in market share.

•
$6.2 million increase in access fees primarily due to fee increases.

•
$2.4 million decrease in market data primarily due to lower trade market share.

Operating expenses increased $9.9 million compared to the year ended December 31, 2021, primarily due to:

•
$2.6 million provision for notes receivable.

•
$2.4 million increase in legal fees.

•
$2.2 million increase in compensation and benefits.

•
$1.8 million increase for a sales tax provision.

As a result of the items above, Operating income increased $10.1 million, or 11.1%, as compared to prior year. After adjusting primarily for provision for notes receivable, share based compensation, litigation costs, and the 2021 one-time cash bonus paid to directors, Adjusted EBITDA increased $13.6 million, or 12.3%, versus the prior year.
Equities
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Equities segment (in thousands, except percentages)
				Percentage of Total Revenues
	Years Ended, December 31,		Percent Change	Years Ended, December 31,
	2022	2021		2022	2021
Revenues less cost of revenues	$(3,114)	$3,302	*	*	7.3%
Operating expenses	33,348	27,515	21.2%	29.3%	60.8%
Operating income	$(36,462)	$(24,213)	*	*	*
Adjusted EBITDA(1)	$(22,868)	$(12,209)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues decreased $6.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to:

•
$8.6 million decrease in Net Transaction Fees resulting primarily from a 150.0% increase in MIAX Pearl Equities market share where we currently have inverted pricing where liquidity payments exceed transaction fees. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

•
$0.7 million increase in access fees primarily due to new exchange members.

•
$1.4 million increase in market data primarily due to higher MIAX Pearl Equities market share.

Operating expenses increased $5.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to:

•
$2.0 million increase in compensation and benefits.

•
$1.8 million increase in regulatory costs.

•
$0.7 million increase in information technology and communication expenses.

•
$0.6 million increase in amortized capital spending for MIAX Pearl Equities.

As a result of the items above, Operating income decreased $12.2 million as compared to prior year. After adjusting primarily for share based compensation, impairment, and provision for notes receivable, Adjusted EBITDA decreased $10.7 million versus the prior year.
Futures
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Futures segment (in thousands, except percentages).
				Percentage of Total Revenues
	Years Ended, December 31,		Percent Change	Years Ended, December 31,
	2022	2021		2022	2021
Revenues less cost of revenues	$11,697	$10,359	12.9%	45.8%	69.5%
Operating expenses	29,494	22,237	32.6%	115.6%	149.3%
Operating income	$(17,797)	$(11,878)	*	*	*
Adjusted EBITDA(1)	$(13,812)	$(9,915)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $1.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to:

•
$1.4 million increase in interest income excluding Dorman Trading.

•
$1.2 million from the acquisition of Dorman Trading in October 2022.

•
$1.4 million decrease in revenue for our agriculture product caused by lower volumes.

For the year ended December 31, 2022, operating expenses increased $7.3 million compared to the same period prior year, primarily due to:

•
$6.4 million increase in compensation and benefits.

•
$0.8 million decrease in marketing program fees.

As a result of the items above, Operating income decreased $5.9 million as compared to prior year. After adjusting primarily for share based compensation, Adjusted EBITDA decreased $3.9 million versus the prior year.

Comparison of Years Ended December 31, 2021 and 2020
Overview
The following summarizes changes in financial performance for the year ended December 31, 2021, compared to the year ended December 31, 2020 (in thousands, except share and per share amounts):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Total revenues	$751,543	$452,364	$299,179	66.1%
Total cost of revenues	570,201	338,562	231,639	68.4%
Revenues less cost of revenues	181,342	113,802	67,540	59.3%
Total operating expenses	157,618	117,999	39,619	33.6%
Operating income	23,724	(4,197)	27,921	*
Income before income tax provision	(90,576)	(44,888)	(45,688)	*
Income tax (expense) benefit	(2,984)	12,820	(15,804)	*
Net loss	(93,560)	(32,068)	(61,492)	*
Net loss attributable to non-controlling interest	(151)	(181)	30	*
Net loss attributable to Miami International Holdings, Inc.	$(93,409)	$(31,887)	$(61,522)	*
Basic earnings per share	$(0.99)	$(0.44)	$(0.55)	*
Diluted earnings per share	$(0.99)	$(0.44)	$(0.55)	*
Adjusted revenues less cost of revenues(1)	$184,010	$127,351	$56,659	44.5%
EBITDA(2)	$(50,065)	$(13,298)	$(36,767)	*
EBITDA margin(3)	*	*	*
Adjusted EBITDA(2)	$67,442	$46,222	$21,220	45.9%
Adjusted EBITDA margin(3)	36.7%	36.3%	0.4%
Basic weighted average shares outstanding	94,251,540	72,359,208	21,892,332	30.3%
Diluted weighted average shares outstanding	94,251,540	72,359,208	21,892,332	30.3%

*
Not meaningful

(1)
Adjusted revenues less cost of revenues is defined as Revenues less cost of revenues excluding the cost of the equity rights program. Adjusted revenues less cost of revenues does not represent, and should not be considered as an alternative to, Revenues less cost of revenues as determined in accordance with GAAP. We have presented Revenues less cost of revenues and Adjusted revenues less cost of revenues because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Adjusted revenues less cost of revenues as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate Revenues less cost of revenues and Adjusted revenues less cost of revenues differently than we do. Revenues less cost of revenues and Adjusted revenues less cost of revenues have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

(2)
EBITDA is defined as income before interest expense and amortization of debt discount, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA before investment gain, share based compensation, litigation costs, a one-time cash bonus paid to directors of the Company, acquisition-related costs, gain on state NOL sale, loss on change in fair value of warrants on puttable shares and puttable common stock and gain on extinguishment of debt. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net income as determined in accordance with GAAP. We have presented EBITDA and adjusted EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. In addition, we use Adjusted EBITDA as a measure of operating performance for preparation of our forecasts and evaluating our leverage ratio for the debt to earnings covenant included in our credit facility. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.
(3)
EBITDA margin represents EBITDA divided by revenues less cost of revenues. Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

The following is a reconciliation of revenues less cost of revenues to adjusted revenues less cost of revenues:
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate / Other	Total
Revenues less cost of revenues	$166,548	$3,302	$10,359	$1,133	$181,342
Equity rights program	—	2,668	—	—	2,668
Adjusted revenues less cost of revenues(1)	$166,548	$5,970	$10,359	$1,133	$184,010
	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate / Other	Total
Revenues less cost of revenues	$108,860	$3,630	$704	$608	$113,802
Equity rights program	13,549	—	—	—	13,549
Adjusted revenues less cost of revenues(1)	$122,409	$3,630	$704	$608	$127,351

(1)
Adjusted revenues less cost of revenues is defined as total revenues less cost of revenues excluding the cost of the equity rights program.

The following is a reconciliation of net income (loss) allocated to common stockholders to EBITDA and Adjusted EBITDA (in thousands):
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$90,738	$(24,210)	$(11,966)	$(147,971)	$(93,409)
Interest expense and amortization of debt issuance costs	371	(3)	88	18,845	19,301
Income tax expense	—	—	—	2,984	2,984
Depreciation and amortization	10,708	6,262	586	3,503	21,059
EBITDA	101,817	(17,951)	(11,292)	(122,639)	(50,065)
Investment gain(1)	—	—	—	(19,522)	(19,522)
Share based compensation(2)	7,431	5,461	1,377	3,843	18,112
Litigation costs(3)	149	—	—	347	496
One-time cash bonus paid to directors(4)	1,422	281	—	2,182	3,885
Loss on change in fair value of warrants on puttable shares and puttable common stock(5)	—	—	—	118,723	118,723
Gain on State NOL sale(6)	—	—	—	(1,034)	(1,034)
Gain on extinguishment of debt(7)	—	—	—	(3,153)	(3,153)
Adjusted EBITDA	$110,819	$(12,209)	$(9,915)	$(21,253)	$67,442

(1)
Investment gain of $19.5 million represents the gain on the sale of the Company’s investment in Ledger Holdings Inc. following its sale to WRS in October 2021.

(2)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(3)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business —  Legal Proceedings — Nasdaq Matter”.

(4)
One-time cash bonus of $3.9 million paid to directors of the Company and its subsidiaries based on length of service.

(5)
The loss in fair value of warrants on puttable shares and puttable common stock of $118.7 million represents the increase in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

(6)
Gain on sale of State NOL of $1.0 million, represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.

(7)
Gain on extinguishment of debt of $3.2 million, represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021.

	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate / Other	Total
Net income (loss) allocated to common shareholders	$46,207	$(20,936)	$(5,141)	$(52,017)	$(31,887)
Interest expense and amortization of debt issuance costs	88	662	—	13,295	14,045
Income tax benefit	—	—	—	(12,820)	(12,820)
Depreciation and amortization	11,329	4,161	294	1,580	17,364
EBITDA	57,624	(16,113)	(4,847)	(49,962)	(13,298)
Investment gain	—	—	—	(89)	(89)
Share based compensation(1)	19,597	2,397	480	3,000	25,474
Litigation costs(2)	131	—	—	306	437
Acquisition-related costs(3)	—	—	—	6,963	6,963
Loss on change in fair value of warrants on puttable shares and puttable common stock(4)	—	—	—	26,735	26,735
Adjusted EBITDA	$77,352	$(13,716)	$(4,367)	$(13,047)	$46,222

(1)
Share based compensation represents expenses associated with stock options and warrants that have been granted to employees, directors and service providers as well as the expense associated with the Equity Rights Program.

(2)
Litigation costs are associated with ongoing litigation related to the Nasdaq matter, see “Business —  Legal Proceedings — Nasdaq Matter.”

(3)
Acquisition-related costs for the year ended December 31, 2020 of $7.0 million, related to the MGEX and BSX acquisitions.

(4)
The loss in fair value of warrants on puttable shares and puttable common stock of $26.7 million represents the increase in fair value of outstanding warrants and common stock issued in connection with the Company’s ERPs I and II that have an associated put right which requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise.

Key Business Metrics
The following summarizes changes in certain operational and financial metrics for the year ended December 31, 2021, compared to the year ended December 31, 2020.
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Options:
Number of trading days	252	253	(1)	(0.4)%
Total contracts:
Market contracts – Equity and ETF (in thousands)	9,366,840	7,004,304	2,362,536	33.7%
MIH contracts – Equity and ETF (in thousands)	1,388,120	827,188	510,932	61.8%
Average daily volume (ADV)(1)
Market ADV – Equity and ETF (in thousands)(1)	37,170	27,685	9,485	34.3%
MIH ADV – Equity and ETF (in thousands)(1)	5,310	3,270	2,040	62.4%
Total Options revenue per contract (RPC)(2)	$0.072	$0.092	$(0.020)	(21.7)%
MIH market share	14.3%	11.8%	2.5%	*
U.S. Equities(3):
Number of trading days	252	*	*	*
Total shares:
Market shares (in millions)	2,871,540	*	*	*
MIH shares (in millions)	11,088	*	*	*
ADV(1):
Market ADV (in millions)(1)	11,395	*	*	*
MIH ADV (in millions)(1)	44	*	*	*
Equities capture (per 100 shares)(4)	$(0.068)	*	*	*
Market share	0.4%	*	*	*
Futures(5):
Number of trading days	252	*	*	*
Financial products total contracts	752,220	*	*	*
Financial products ADV(1)	2,985	*	*	*
Financial products RPC(2)	$(3.515)	*	*	*
Agriculture products total contracts	3,099,096	*	*	*
Agriculture products ADV(1)	12,298	*	*	*
Agriculture products RPC(2)	$2.373	*	*	*

*
Not meaningful

(1)
Average daily volume (ADV) is calculated as total contracts or shares for the period divided by total trading days for the period.

(2)
Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees and Section 31 fees (Net Transaction Fees), divided by total contracts traded during the period.

(3)
MIAX Pearl Equities was launched September 29, 2020. Results from 2020 are not included as such results are not meaningful.

(4)
Equities capture per one hundred shares refers to transaction and clearing fees less liquidity payments, brokerage, clearing and exchange fees, and Section 31 fees (Net Transaction Fees), divided by one-hundredth of total shares.

(5)
MIH acquired MGEX in December 2020. Results from 2020 are not included as such results are not meaningful.

We closely monitor changes in ADV, market share and revenue per contract or equities capture as they directly impact our transaction related revenues. We use changes in market ADV to identify broader industry trends, which can impact our revenues and profitability. We use changes in market share in areas such as evaluating our market position relative to our competitors and evaluating potential trading system functionality changes. Similarly, we use revenue per contract or equities capture changes in areas such as analysis of product or customer mix and to identify potential fee changes.
We believe the 33.7% increase in Options Market ADV for the year ending December 31, 2021 compared to the prior period is due to several trends including heightened market volatility, growing retail participation, technological advances, increased sophistication of trading strategies, and the proliferation and adoption of new asset classes and financial products — see “Industry Trends”. Our Options market share for year ending December 31, 2021 compared to the prior period increased to 14.3% from 11.8% primarily due to growth in volumes from our existing members including from enhancements in trading functionalities we offer. Our Options revenue contract decreased 21.7% for the year ending December 31, 2021 compared to the prior period primarily due to mix shifts to lower revenue per contract products.
Our US Equities exchange launched on September 29, 2020 and therefore year over year comparisons of key business metrics are not meaningful.
Key business metrics for Futures represents activity of MGEX which was acquired on December 4, 2020 and therefore year over year comparisons are not meaningful.
Revenues
Total revenues for the year ended December 31, 2021 increased $299.2 million, or 66.1%, compared to the prior period primarily due to:

•
$219.9 million increase in Options transaction and clearing fees primarily as a result of a 34.3% increase in Options market ADV, as well as a 21.2% increase in MIH market share.

•
$40.4 million increase in the Equities segment due to a full year of operations from MIAX Pearl Equities which launched in September 2020.

•
$16.2 million increase due to the acquisition of MGEX which was completed in December 2020.

•
$17.3 million increase in access fees in the Options segment primarily due to fee increases.

•
$6.9 million increase in Options market data primarily due to increased market share.

The following summarizes changes in revenues for the year ended December 31, 2021 compared to the year ended December 31, 2020 (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Transaction and clearing fees	$661,219	$402,106	$259,113	64.4%
Access fees	55,088	34,606	20,482	59.2%
Market data fees	28,560	12,952	15,608	120.5%
Other revenue	6,676	2,700	3,976	147.3%
Total revenues	$751,543	$452,364	$299,179	66.1%

Transaction and Clearing Fees
The following table presents transaction and clearing fees by operating segment for the year ended December 31, 2021 and 2020, respectively (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Options	620,136	400,232	219,904	54.9%
Equities	31,781	1,427	30,354	2,127.1%
Futures	9,302	447	8,855	1,981.0%
Total transaction and clearing fees	$661,219	$402,106	$259,113	64.4%
Transaction and clearing fees increased $259.1 million, or 64.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$219.9 million increase in Options due to a 34.3% increase in U.S. Equity and ETF Options ADV as well as a 21.2% increase in the U.S. Equity and ETF Options market share, partially offset by lower revenue per contract primarily due to mix shifts to lower revenue products.

•
$30.3 million increase due to a full year of operation from MIAX Pearl Equities which launched in September 2020.

•
$8.9 million increase due to the acquisition of MGEX which was completed in December 2020.

Access Fees
Access fees increased $20.5 million, or 59.2%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to fee increases in the Options segment.
Market Data Fees
Market data fees increased $15.6 million, or 120.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$6.9 million increase in Options market data primarily due to higher market share which entitles us to a larger share of fees from OPRA.

•
$6.4 million increase in MIAX Pearl Equities market data due to higher market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$2.2 million due to the full year impact of the MGEX acquisition.

Other Revenue
Other revenue increased $4.0 million, or 147.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a full year of results from the acquisition of MGEX.
Cost of Revenues
Cost of revenues increased $231.6 million, or 68.4%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to:

•
$208.5 million increase in liquidity payments in the Options segment driven by a 34.3% increase in Options market ADV, as well as a 21.0% increase in MIH market share.

•
$33.5 million increase in liquidity payments due to a full year of operations from MIAX Pearl Equities.

•
$10.9 million decrease in Equity Rights Program due to the expiration of ERPs III and IV for the Options segment, partially offset by the launch of ERP V for MIAX Pearl Equities in 2021.

The following summarizes changes in cost of revenues for the year ended December 31, 2021 compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Liquidity payments	$546,449	$300,835	$245,614	81.6%
Brokerage, clearing, and exchange fees	6,098	4,827	1,271	26.3%
Section 31 fees	14,986	19,351	(4,365)	(22.6)%
Equity rights program	2,668	13,549	(10,881)	(80.3)%
Total cost of revenues	$570,201	$338,562	$231,639	68.4%
Liquidity payments
The following table presents liquidity payments by operating segment for the year ended December 31, 2021 and 2020, respectively (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Options	508,493	300,011	208,482	69.5%
Equities	34,321	824	33,497	4,065.2%
Futures	3,635	—	3,635	*
Total liquidity payments	$546,449	$300,835	$245,614	81.6%

*
Not meaningful

Liquidity payments increased $245.6 million, or 81.6%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$208.5 million increase in liquidity payments in the Options segment driven by a 34.3% increase in Options market ADV, as well as a 21.0% increase in MIH market share.

•
$33.5 million increase in liquidity payments due to a full year of operations from MIAX Pearl Equities. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

Brokerage, Clearing and Exchange Fees
Brokerage, clearing and exchange fees increased $1.3 million, or 26.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to:

•
$0.9 million increase due to a full year impact of the MGEX acquisition.

•
$0.7 million increase due to a full year of operations of MIAX Pearl Equities

•
$0.3 million decrease in routed shares in the Options segment.

Section 31 Fees
Section 31 fees decreased $4.4 million, or 22.6%, for the year ended December 31, 2021 compared to the same period in 2020, due to a decrease in the Section 31 fee rate for 2021 which was partially offset by higher volumes.
Equity Rights Program
Equity Rights Program expense decreased $10.9 million, or 80.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the expiration of ERPs III and IV for the Options segment, partially offset by the launch of ERP V for MIAX Pearl Equities in 2021.

Revenues Less Cost of Revenues
Revenues less cost of revenues increased $67.5 million, or 59.3%, in the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$19.9 million increase in transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees in the Options segment.

•
$17.3 million increase in Options access fees primarily due to fee increases.

•
$14.5 million increase due to the full year impact of the MGEX acquisition.

•
$6.9 million increase in Options market data primarily due to higher market share.

•
$10.9 million decrease in our equity right program expense.

The following summarizes the components of revenues less cost of revenues for the year ended December 31, 2021, presented as a percentage of revenues less cost of revenues and compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange, and Section 31 fees	$93,686	$77,093	$16,593	21.5%
Access fees	55,088	34,606	20,482	59.2%
Market data fees	28,560	12,952	15,608	120.5%
Other revenue	6,676	2,700	3,976	147.3%
Equity rights program	(2,668)	(13,549)	10,881	(80.3)%
Revenues less cost of revenues	$181,342	$113,802	$67,540	59.3%
Transaction and Clearing Fees Less Liquidity Payments, Brokerage, Clearing, Exchange and Section 31 Fees
Transaction and clearing fees less liquidity payments, brokerage, clearing, exchange and Section 31 fees (“Net Transaction Fees”) increased $16.6 million, or 21.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$19.9 million increase in Options due to a 34.3% increase in Options market ADV as well as a 21.2% increase in MIH Options market share, partially offset by a 21.7% decrease in lower Options revenue per contract due to mix shifts to lower revenue per contract products.

•
$4.3 million increase in our Futures segment primarily driven by the full year impact of the MGEX acquisition.

•
$7.7 million decrease in our Equities segment based on full year of operation of MIAX Pearl Equities. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

Access Fees
Access fees increased $20.5 million, or 59.2%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to fee increases in the Options segment.
Market Data Fees
Market data fees increased $15.6 million, or 120.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$6.9 million increase in Options market data primarily due to higher market share which entitles us to a larger share of fees from OPRA.

•
$6.4 million increase in Pearl Equities market data due to higher market share which entitles us to a larger share of fees from the U.S. tape plans.

•
$2.2 million due to the full year impact of the MGEX acquisition.

Other Revenue
Other revenue increased $4.0 million, or 147.3%, for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a full year of results from the acquisition of MGEX.
Equity Rights Program
Equity Rights Program expense decreased $10.9 million, or 80.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the conclusion of ERPs III and IV for the Options segment, partially offset by the launch of ERP V for MIAX Pearl Equities in 2021.
Operating Expenses
For the year ended December 31, 2021 compared to the year ended December 31, 2020, total operating expenses increased $39.6 million, or 33.6%, versus the prior year, primarily due to:

•
$17.5 million increase in compensation from higher headcount and incentive compensation to support our growth, including the full year impact of the MGEX acquisition.

•
$5.3 million increase in marketing program costs for new Futures products.

•
$2.9 million increase in information technology primarily due to increased connectivity expenses resulting from a full year of operation of MIAX Pearl Equities and MGEX.

•
$5.6 million increase in professional fees and outside services primarily made up of regulatory expense included rising CAT costs and other consulting.

•
$3.9 million increase in depreciation and amortization primarily driven by MIAX Pearl Equities build out.

•
$6.6 million increase in general, administrative, and other costs primarily driven by increased board expenses.

•
$7.0 million decrease in acquisition related costs from 2020 MGEX and BSX acquisitions.

The following summarizes changes in operating expenses for the year ended December 31, 2021 compared to the prior year (in thousands, except percentages):
	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2021	2020
Operating Expenses:
Compensation and benefits	$70,251	$52,717	$17,534	33.3%
Information technology and communication costs	14,309	11,416	2,893	25.3%
Depreciation and amortization	21,059	17,364	3,695	21.3%
Occupancy costs	5,555	3,204	2,351	73.4%
Professional fees and outside services	23,535	17,901	5,634	31.5%
Marketing and business development	9,335	1,475	7,860	532.9%
Acquisition-related costs	—	6,963	(6,963)	(100.0)%
General, administrative, and other	13,574	6,959	6,615	95.1%
Total operating expenses	$157,618	$117,999	$39,619	33.6%

Compensation and Benefits
Compensation and benefits increased $17.5 million, or 33.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$8.3 million increase in salary and benefits primarily driven by higher headcount including the full year impact of 2020 MGEX acquisition.

•
$5.9 million increase in incentive compensation.

•
$3.3 million decrease in capitalization for internally developed software.

Information Technology and Communication Costs
Information technology and communication costs increased $2.9 million, or 25.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due:

•
$1.3 million increase from a full year of operations of MIAX Pearl Equities.

•
$0.7 million increase due to the full year impact of the MGEX acquisition.

•
$0.8 million increase due to additional software maintenance and date center costs and other costs.

Depreciation and Amortization
Depreciation and amortization increased $3.7 million, or 21.3%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$2.1 million increase of amortization expense for the build out of MIAX Pearl Equities.

•
$1.6 million increase from capital spending relating to trading system and business system capacity growth and new functionality.

Occupancy Costs
Occupancy costs increased $2.4 million, or 73.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to full year impact of building costs resulting from the acquisition of MGEX.
Professional Fees and Outside Services
Professional fees and outside services costs increased $5.6 million, or 31.5%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$1.9 million increase in other consulting.

•
$2.5 million increase in regulatory expenses including rising CAT costs.

•
$0.9 million increase in audit fees.

•
$0.5 million increase in legal fees.

Marketing and Business Development
Marketing and business development costs increased $7.9 million, or 532.9%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$5.3 million increase in marketing programs expenses for new products in the Futures segment

•
$2.5 million increase in branding and promotion costs.

Acquisition-Related Costs
There were no acquisition-related costs for the year ended December 31, 2021. Acquisition-related costs for the year ended December 31, 2020 of $7.0 million, related to the MGEX and BSX acquisitions.

General, Administrative and Other
General, administrative and other expenses increased $6.6 million, or 95.1%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to:

•
$4.7 million increase in board fees including a one-time cash bonus of $3.9 million paid to directors in 2021.

•
$0.2 million increase in travel and entertainment expenses.

•
$0.3 million increase in insurance related expenses.

Operating Income
As a result of the items above, operating income for the year ended December 31, 2021 was $23.7 million, compared to a $4.2 million loss for the year ended December 31, 2020, an increase of $27.9 million.
Change in fair value of warrants on puttable shares and puttable common stock
The change in fair value of warrants on puttable shares and puttable common stock of $118.7 million and $26.7 million for the years ended December 31, 2021 and 2020, respectively, represents the increase in fair value of outstanding warrants and common stock awarded to the participants of ERPs I and II. These awards have an associated put right that requires the Company to repurchase a certain percentage of the fair market value of the award upon exercise. The fair market value of these awards is reflected in puttable common stock and other non-current liabilities on the Company’s Consolidated Balance Sheets. The following summarizes the changes in fair value of warrants on puttable shares and puttable common stock for the year ended December 31, 2021 compared to the prior year (in thousands):
	Year Ended December 31,
	2021	2020
Loss on warrants on puttable shares	$62,405	$18,208
Loss on puttable common stock	56,318	8,527
Total change in fair value	$118,723	$26,735
Interest expense and amortization of debt issuance costs
Net interest expense of $19.3 million increased $5.3 million, or 37.4%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to increase interest on additional incremental debt issued in 2021.
Investment gain
Investment gain of $19.5 million in 2021 represents the gain on the sale of our investment in LedgerX following its sale to WRS in October 2021.
Other, Net
For the year ended December 31, 2021, other income of $4.2 million represents $3.2 million for a gain on extinguishment of debt, as well as $1.0 million for a gain on the sale of state NOL. The gain on extinguishment of debt of $3.2 million represents forgiveness of principal and interest for the PPP Loan that the Company entered into in April 2020, which was forgiven in June 2021. The gain on sale of State NOL of $1.0 million represents the sale of New Jersey net operating loss tax credits under a program operated by the state’s Economic Development Authority in 2021.
Loss Before Income Tax Provision
As a result of the above, the loss before income tax provision for the year ended December 31, 2021 was $90.6 million compared to a $44.9 million loss for the year ended December 31, 2020.

Income Tax Provision
For the year ended December 31, 2021, income tax expense was $3.0 million compared to an income tax benefit of $12.8 million for the year ended December 31, 2020. The tax benefit in 2020 was due to release of valuation allowance on the Company’s deferred tax assets recognized upon the acquisition of MGEX.
Net Loss
As a result of the items above, net loss for the year ended December 31, 2021 was $93.6 million compared to a $32.1 million loss for the year ended December 31, 2020.
Segment Operating Results
We report results from our three segments: Options, Equities and Futures. Segment performance is primarily based on adjusted revenues less cost of revenues and Adjusted EBITDA. We have aggregated all corporate costs, as well as other business ventures, within the Corporate Items and Eliminations as those activities should not be used to evaluate a segment’s operating performance. All operating expenses that relate to activities of a specific segment have been allocated to that segment.
The following summarizes our total revenues by segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Options	$690,288	$446,181	54.7%	91.8%	98.6%
Equities	45,223	4,871	828.4%	6.0%	1.1%
Futures	14,899	704	2,016.3%	2.0%	0.2%
Corporate/Other	1,133	608	86.3%	0.2%	0.1%
Total revenues	$751,543	$452,364	66.1%	100.0%	100.0%
The following summarizes our adjusted revenues less cost of revenues (in thousands, except percentages):
				Percentage of Total Adjusted Revenues Less Cost of Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Options	$166,548	$122,409	36.1%	90.5%	96.1%
Equities	5,970	3,630	64.5%	3.2%	2.9%
Futures	10,359	704	1,371.4%	5.6%	0.6%
Corporate/Other	1,133	608	86.3%	0.6%	0.5%
Adjusted revenues less cost of revenues	$184,010	$127,351	44.5%	100.0%	100.0%

Options
The following summarizes trends in certain operational and financial metrics for our Options segment (in thousands, except percentages, trading days and as noted below):
	Year Ended December 31,
	2021	2020	2019	2018	2017
Options:
Average daily volume (ADV):
Market ADV (Equity and ETF)	37,170	27,685	17,542	18,217	14,697
MIH ADV (Equity and ETF)	5,310	3,270	1,745	1,679	925
Number of trading days	252	253	252	251	251
Total Options revenue per contract (RPC)(1)	$0.072	$0.092	$0.111	$0.088	$0.154
Access fees	$50,796	$33,531	$26,964	$21,245	$18,424
Market data fees	$19,066	$12,174	$8,786	$7,051	$4,300
MIH market share	14.3%	11.8%	9.9%	9.2%	6.3%

(1)
Revenue per contract represents transaction and clearing fees less liquidity payments, brokerage, routing and clearing costs and Section 31 fees, divided by the product of ADV and trading days during the period.

The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Options segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Revenues less cost of revenues	$166,548	$108,860	53.0%	24.1%	24.4%
Operating expenses	75,439	62,565	20.6%	10.9%	14.0%
Operating income	$91,109	$46,295	96.8%	13.2%	10.4%
Adjusted EBITDA(1)	$110,819	$77,352	43.3%	16.1%	17.3%
Adjusted EBITDA margin(2)	66.5%	63.2%

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $57.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to:

•
$19.9 million increase in Net Transaction Fees driven by a 34.3% increase in market ADV, and a 21.2% increase in MIH market share partially offset by a 21.7% decrease in revenue per contract, primarily due to mix shifts to lower revenue products.

•
$17.3 million increase in Options access fees primarily due to fee increases.

•
$6.9 million increase in Options market data driven by higher market share.

•
$13.5 million decrease in our Equity Right Program due to the conclusion of ERPs III and IV.

Operating expenses increased $12.9 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to:

•
$7.6 million increase in compensation and benefits.

•
$1.7 million increase in professional fees and outside services primarily due to higher regulatory expense including rising CAT costs.

•
$2.0 million increase in marketing and business development costs.

As a result of the items above, Operating income increased $44.8 million, or 96.8%, as compared to prior year. After adjusting primarily for share based compensation and a one-time bonus paid to directors, Adjusted EBITDA increased $33.5 million, or 43.3%, versus the prior year.
Equities
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Equities segment (in thousands, except percentages):
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Revenues less cost of revenues	$3,302	$3,630	(9.0)%	7.3%	74.5%
Operating expenses	27,515	23,904	15.1%	60.8%	490.7%
Operating income	$(24,213)	$(20,274)	*	*	*
Adjusted EBITDA(1)	$(12,209)	$(13,716)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues decreased $0.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to:

•
$7.7 million decrease in Net Transaction Fees resulting from a full year of operations with inverted pricing where liquidity payments exceed transaction fees. In our Equities segment, we currently offer liquidity payments higher than transaction fees to attract order flow that might otherwise trade on other exchanges.

•
$2.7 million of ERP V for MIAX Pearl Equities introduced in 2021.

•
$6.5 million increase in market data revenue due to a full year of operations of MIAX Pearl Equities.

•
$3.3 million increase in access fee revenue due to a full year of operations of MIAX Pearl Equities.

For the year ended December 31, 2021, operating expenses increased $3.6 million compared to the year ended December 31, 2020 primarily due to higher connectivity expenses and amortization of 2020 capital spending for MIAX Pearl Equities.
As a result of the items above, Operating income decreased $3.9 million as compared to prior year. After adjusting primarily for share based compensation, Adjusted EBITDA increased $1.5 million versus the prior year.

Futures
The following summarizes revenues less cost of revenues, operating expenses, operating income, Adjusted EBITDA and Adjusted EBITDA margin for our Futures segment (in thousands, except percentages).
				Percentage of Total Revenues
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2021	2020		2021	2020
Revenues less cost of revenues	$10,359	$704	1,371.4%	69.5%	100.0%
Operating expenses	22,237	5,845	280.4%	149.3%	830.3%
Operating income	$(11,878)	$(5,141)	*	*	*
Adjusted EBITDA(1)	$(9,915)	$(4,367)	*	*	*
Adjusted EBITDA margin(2)	*	*

*
Not meaningful

(1)
See “Overview” above for a reconciliation of net income to EBITDA and management’s reasons for using such non-GAAP measures.

(2)
Adjusted EBITDA margin represents Adjusted EBITDA divided by adjusted revenues less cost of revenues.

Revenues less cost of revenues increased $9.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to the full year impact of MGEX. For certain new products in our Futures segment, we currently waive certain transaction fees and provide liquidity payments to attract volumes from competing proprietary products offered on other exchanges.
For the year ended December 31, 2021, operating expenses increased $16.4 million compared to the year ended December 31, 2020 primarily due to full year impact of 2020 MGEX acquisition as well as higher marketing program fees for new products.
As a result of the items above, Operating income decreased $6.7 million as compared to prior year. After adjusting for share based compensation, Adjusted EBITDA decreased $5.5 million versus the prior year.
Liquidity and Capital Resources
Since our inception, we have financed operations primarily through issuances of common stock and warrants, borrowings under credit facilities and cash flow from operating activities.
Based on our current level of operations, we believe our available cash, available borrowings and cash provided by operations will be adequate to meet our current liquidity needs for the next 12 months. In the near term, we expect that our cash from operations will meet our cash needs to fund our operations, capital expenditures, interest payments on debt and debt repayments. Our future capital requirements will depend on many factors, including but not limited to, our growth rate, headcount, sales and marketing activities, research and development efforts, capital expenditures, the introduction of new products and offerings, potential merger and acquisition activity, other strategic initiatives, volatility in the market or in certain securities and trading volume of our customers. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations and financial condition.

Cash Flows
The following table summarizes our cash flow activities for the three months ended March 31, 2023 and 2022, and years ended December 31, 2022, 2021 and 2020 (in thousands):
	Three Months Ended March 31,
	2023	2022
Net cash provided by (used in) operating activities	$(61,809)	$64,623
Net cash used in investing activities	(12,699)	(10,461)
Net cash provided by financing activities	592	1,453
Increase (decrease) in cash, cash equivalents, segregated cash, and restricted cash	$(73,916)	$55,615
	Three Months Ended March 31,
	2023	2022
Reconciliation of cash, cash equivalents, segregated cash, and restricted cash:
Cash and cash equivalents	$97,797	$150,499
Cash segregated under federal and other regulations	35,528	—
Restricted cash	10,560	11,583
Restricted cash (clearing house performance bonds and guarantee funds)	88,293	141,277
Total	$232,178	$303,359
	Year Ended December 31,
	2022	2021	2020
Net cash provided by operating activities	$121,631	$24,230	$120,344
Net cash provided by (used in) investing activities	(53,929)	320	(24,980)
Net cash provided by (used in) financing activities	(9,352)	92,106	12,075
Increase in cash, cash equivalents, segregated cash, and restricted cash	$58,350	$116,656	$107,439
	Year Ended December 31,
	2022	2021	2020
Reconciliation of cash, cash equivalents, segregated cash, and restricted cash:
Cash and cash equivalents	$126,449	$160,900	$51,176
Segregated cash and cash equivalents	19,528	—	—
Restricted cash	160,117	86,844	79,912
Total	$306,094	$247,744	$131,088
Cash provided by operating activities consisted of net loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation expense, as well as the effect of changes in operating assets and liabilities. Net operating assets and liabilities at any specific point in time are subject to many variables, including variability in user activity, the timing of cash receipts and payments and vendor payment terms.
For the three months ended March 31, 2023, cash used in operating activities was $61.8 million, primarily due to a net loss of $2.2 million, adjusted for the add-back of non-cash expenses of $19.0 million, and net outflows from changes in operating assets and liabilities of $78.5 million, primarily due to a

$64.8 million decrease in clearing house performance bonds and guarantee funds and a $13.6 million decrease in accrued compensation payable.
For the three months ended March 31, 2022, cash provided by operating activities was $64.6 million, primarily due to a net loss of $0.7 million, adjusted for the add-back of non-cash expenses of $11.2 million, and net inflows from changes in operating assets and liabilities of $54.1 million, primarily due to a $66.0 million increase in clearing house performance bonds and guarantee funds offset by a $9.5 million decrease in accrued compensation payable.
For the year ended December 31, 2022, cash provided by operating activities was $121.6 million, primarily due to a $77.8 million increase in clearing house performance bonds and guarantee funds from MGEX, net income of $57.3 million, $1.4 million of operating cash flow used from changes in other operating assets and liabilities, partially offset by addback of non-cash cost of $14.9 million.
For the year ended December 31, 2021, cash provided by operating activities was $24.2 million, primarily due to a net loss of $93.6 million, adjusted for the add back of non-cash charges of $141.6 million consisting primarily of a change in fair value of warrants on puttable shares and puttable common stock of $118.7 million, share-based compensation expense of $18.1 million and depreciation and amortization of $21.1 million partially offset by investment gain of $19.5 million and gain on extinguishment of debt $3.2 million Additionally, the cash generated from operating activities decreased due to net outflows from changes in operating assets and liabilities of $23.8 million, primarily due to a decrease in deferred transaction revenue of $5.3 million driven by customer utilization of prepaid fees associated with ERP V and a $16.3 million increase in other assets driven by an increase in notes receivable related to the CAT.
For the year ended December 31, 2020, cash provided by operating activities was $120.3 million, primarily due to a net loss of $32.1 million, adjusted for the add back of non-cash expenses of $62.9 million consisting primarily of a change in fair value of warrants on puttable shares and puttable common stock of $26.7 million, share-based compensation expense of $25.5 million and depreciation and amortization of $17.4 million. Operating cash flow generated from changes in operating assets and liabilities totaled $89.5 million, primarily due to a $73.9 million increase in clearing house performance bonds and guarantee funds acquired with MGEX.
For the three months ended March 31, 2023, cash used in investing activities was $12.7 million, which primarily consisted of $9.9 million in purchases of property, equipment and leasehold improvements and $2.8 million in capitalization of internally developed software.
For the three months ended March 31, 2022, cash used in investing activities was $10.5 million, which primarily consisted of $5.0 million in purchases of investments, $3.5 million in purchases of property, equipment and leasehold improvements, and $1.9 million in capitalization of internally developed software.
For the year ended December 31, 2022, cash used in investing activities was $53.9 million, which primarily consisted of $24.2 million in cash paid, net of cash acquired for Dorman Trading, $10.9 million in purchases of property, equipment and leasehold improvements, $9.7 million in purchases of investments, and $9.1 million in capitalization of internally developed software.
For the year ended December 31, 2021, cash provided by investing activities was $0.3 million, which primarily consisted of $22.4 million in proceeds from sale of investments, partially offset by $11.1 million in purchases of property, equipment and leasehold improvements, $7.0 million in capitalization of internally developed software, and $4.8 million in purchases of investments.
For the year ended December 31, 2020, cash flows used in investing activities were $25.0 million, which primarily consisted of $7.7 million in purchases of property, equipment and leasehold improvements, $10.2 million in capitalization of internally developed software, and $7.1 million in purchases of investments.
For the three months ended March 31, 2023, cash flows provided by financing activities was $0.6 million, which primarily consisted of $1.0 million in proceeds from equity issuances, offset by $0.4 million of common stock repurchases from employee stock incentive plans.
For the three months ended March 31, 2022, cash flows provided by financing activities was $1.5 million, which primarily consisted of $2.4 million in proceeds in proceeds from equity issuances, offset by $0.9 million of repayments of capital lease obligations.

For the year ended December 31, 2022, cash flows used in financing activities were $9.4 million, which primarily consisted of $15.0 million of debt repayments, and $2.5 million of repayments of capital leases, and $1.4 million for repurchases of common stock, partially offset by $9.6 million in proceeds from issuance of debt.
For the year ended December 31, 2021, cash flows provided by financing activities were $92.1 million, which primarily consisted of $80.1 million in proceeds from issuance of debt, net of issuance costs and $21.8 million in proceeds from equity issuances, offset by $9.9 million of principal payments on outstanding debt.
For the year ended December 31, 2020, cash flows provided by financing activities were $12.1 million, which primarily consisted of $14.2 million in proceeds from equity issuances and $7.6 million of proceeds from issuance of debt, offset by $5.2 million of principal payments on outstanding debt and $4.6 million used to acquire the remaining non-controlling interest in BSX.
Contractual Obligations
Senior Secured Loan Agreement
As of March 31, 2023, the Company had an outstanding senior secured term loan with a principal balance of $89.3 million. Interest on the loan accrues at fixed rate of 13.13% with interest payable on a monthly basis and principal payable on a semi-annual basis. The loan matures on April 26, 2024. We intend to use a portion of the net proceeds from this offering to repay all outstanding amounts under the Senior Secured Loan Agreement.
Convertible Promissory Notes
As of March 31, 2023, the Company had outstanding convertible promissory notes with an aggregate principal balance of $61.2 million, comprised of approximately $56.2 million of unsecured convertible promissory notes due 2024 and $5.0 million of unsecured convertible promissory notes due 2025. During 2021, the Company issued $56.2 million of convertible promissory notes to existing stockholders and third-party investors. The notes have a three year term from the date of issuance and accrue interest at a fixed rate of 10% per annum. The principal and the unpaid interest is convertible at the option of the holder into shares of the Company’s common stock at a conversion price of $9.00 per share until the maturity date.
On December 4, 2020, the Company issued a 9.5% convertible note for $5.0 million to an existing stockholder due five years from the date of issuance. Interest is payable quarterly and the principal and the unpaid interest is convertible into the Company’s common stock at the option of the holder at a price of $8.00 per share.
Lines of Credit
As of March 31, 2023, MGEX maintained two unsecured revolving lines of credit with a bank, one for $6.0 million and another for $4.0 million. Both unsecured lines of credit expire on December 31, 2023. Borrowings bear interest at the bank’s prime rate less 0.25% (effective rate of 7.75% and 7.25%) as of March 31, 2023 and December 31, 2022, respectively and have an annual commitment fee of 0.40%. MGEX also maintained a secured line of credit with another bank for $20 million, which expires on August 5, 2023, and carries an interest at the bank’s prime rate of 7.75% and 7.50% as of March 31, 2023 and December 31, 2022, respectively, and an annual commitment fee of 0.25% through December 2023. At March 31, 2023 and December 31, 2022, there were no amounts outstanding on any lines of credit.
No interest expense was incurred related to the above lines of credit for the three months ended March 31, 2023 and 2022. MGEX is required to maintain certain financial minimums and restrictions. MGEX complied with all such covenants as at March 31, 2023.
As of March 31, 2023, Dorman Trading maintained an unsecured revolving line of credit for $10.0 million at an interest rate equal to the bank’s prime rate. If the loans are not repaid when due, the interest rate would be determined by adding 3.0% to the prime rate. There was no amount outstanding as of

March 31, 2023 and December 31, 2022 and Dorman Trading did not incur any interest expense during the period ended March 31, 2023.
Warrants on Puttable Shares and Puttable Common Stock
ERPs I and II participants that vested in at least 70% of the warrants granted for one Unit have the put right to require that MIH purchase a certain percentage of the shares held under ERPs I or II, as applicable, on each anniversary of the put vesting date under each program in cash at a price per share equal to a fixed percentage of the fair market value of MIH’s common stock. Eligible offering participants are able to exercise the put right during the 90-day period commencing on the initial put vesting date and each anniversary thereof (each, an annual “Put Period”). The initial put vesting dates for ERP I and ERP II were August 1, 2016 and August 1, 2018, respectively.
MIH recorded a liability of $234.4 million and $232.5 million at March 31, 2023 and December 31, 2022, respectively, representing the estimated fair value of the warrants on puttable shares and puttable common stock outstanding as of the balance sheet dates. The liability associated with these awards is remeasured at each reporting period until settlement, with the change in fair value recorded as non- operating income (expense) on the consolidated statements of operations.
The put closing date for a put right exercise is no later than 120 days following MIH’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, MIH, in its discretion, may elect to fund the put price in installments as follows: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall be paid in equal installments on each of the two succeeding calendar year anniversaries of the put closing date. In addition, under certain circumstances, MIH may, at its option, elect to defer payment of the first installment payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the total put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
During 2020, MIH received a put notice (the “2020 Put Exercise”) from an ERP I participant to redeem 1,969,683 shares of common stock in exchange for a $14.2 million cash payment. MIH elected to defer payment and paid one-third (1/3) of the balance on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of such put closing date. On or about February 23, 2022, such ERP I participant withdrew the 2020 Put Exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022, leaving the final one-third installment payment which was made on February 25, 2023.
During 2021, MIH received a second put notice from the same ERP I participant to redeem the remaining 218,854 shares of common stock acquired pursuant to ERP I for a cash payment of $1.9 million. MIH elected to defer payment and paid one-third of the balance on February 4, 2022, the put closing date, with the remaining two payments to be made on each of the succeeding calendar year anniversaries of such put closing date.
In 2022, the same ERP I participant sold 802,463 shares of puttable common stock to a non-ERP participant. Under of the terms of the ERP I, any sale, transfer or other disposition of the puttable common stock to non-ERP participants will extinguish the put right associated with the underlying shares. As a result of this sale, the shares were no longer puttable to the Company and the outstanding two payments of $0.6 million for the 2021 put exercise which was due in February 2023 and 2024, were no longer payable as of December 31, 2022.
The rights to put additional shares held by eligible ERP I and ERP II participants terminate upon completion of an initial public offering of MIH common stock where the offering price, net of underwriting discounts and commissions, exceeds $250 million.
As of January 31, 2022, all outstanding warrants on puttable shares were exercised into puttable common stock.

Off-Balance Sheet Arrangements
The following table summarizes our off-balance sheet arrangements as of the March 31, 2023. The amount of the obligations presented in the table summarizes our commitments to settle contractual obligations in cash as of the dates presented.
	Payments due by period
	Total	Less than 1 year	More than 1 year
Lease obligations	$20,016	$5,280	$14,736
Purchase obligations	10,260	2,507	7,753
Total	$30,276	$7,787	$22,489
As of March 31, 2023, the Company’s lease and purchase obligations totaled $20.0 million and $10.3 million, respectively. Lease obligations primarily comprise operating leases relating to the Company’s offices in Princeton, Miami, and Bermuda. Purchase obligations include long term non-cancelable agreements with consultants and vendors to provide services. In 2021, the Company entered into a long term license agreement with a vendor to provide a real time clearing system to MGEX. During the period ended March 31, 2023, the Company renewed the lease for its data center. During 2022, the Company entered into a lease in Princeton, NJ for additional office space and renewed certain office leases.
Recent Accounting Pronouncements
For a discussion of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. Information relating to quantitative and qualitative disclosures about these market risks is described below.
Interest Rate Risk
As of March 31, 2023 and December 31, 2022, our cash and cash equivalents was $97.8 million and $126.4 million, respectively, of which $2.0 million and $2.2 million was held in Bermuda. The remaining cash and cash equivalents are denominated in U.S. dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates. As of March 31, 2023, we had $150.5 million in outstanding debt, of which $89.3 million related to the Senior Secured Loan Agreement and the remaining $61.2 million related to convertible promissory notes. The outstanding debt bears interest at a fixed interest rate. Changes in interest rates will have no impact on the interest we pay on fixed rate obligations.
Credit Risk
We are exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. We limit our exposure to credit risk by considering such risk when selecting the counterparties with which we make investments and execute agreements.
We do not have counterparty credit risk with respect to trades matched on our options or equities exchanges in the U.S. With respect to equities, we deliver matched trades of our customers to the National Securities Clearing Corporation (“NSCC”) without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all equity transactions occurring on MIAX Pearl Equities and, as such, guarantees clearance and settlement of all of our matched equity trades. Similarly, with respect to U.S. options, we deliver matched trades of our customers to the OCC, which acts as a central counterparty on all transactions occurring on MIAX Options, MIAX Pearl, and MIAX Emerald and, as such, guarantees clearance and settlement of all of our matched options trades.
With respect to orders routed to other markets for execution on behalf of our customers, we are exposed to some counterparty credit risk in the case of failure to perform on the part of our routing brokers. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.
Historically, we have not incurred any liability due to a customer’s failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or more visible market participants could also result in market-wide credit difficulties or other market disruptions.
We also have credit risk related to fees that are billed in arrears to customers on a monthly basis. Our potential exposure to credit losses on these transactions is represented by the receivable balances in our balance sheet. Our customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets.
On a regular basis, we review and evaluate changes in the status of our counterparties’ creditworthiness. Credit losses such as those described above could adversely affect our consolidated financial position and results of operations. Any such effects to date have been minimal.
As a result of the acquisition of MGEX in December 2020, the Company is exposed to further credit risk through our clearing operations. MGEX holds material amounts of clearing participant collateral, both cash and non-cash deposits, which are held or invested primarily to provide security of capital while minimizing credit risk as well as liquidity and market risks. The following is a summary of the risks associated with these deposits and how these risks are mitigated:
•
Credit Risk — Credit risk to MGEX comes primarily from two sources, which are the potential default or insolvency of a clearing participant or the insolvency of a settlement bank. Credit risk from clearing participants stems from the potential risk of non-performance by a participant to satisfy its obligations, financial or otherwise, to the clearing house. MGEX attempts to mitigate credit risk posed by clearing participants through a variety of methods, such as marking open positions to market twice daily and requiring clearing participants to make security deposits and pledge margin based upon open positions held at MGEX. Furthermore, MGEX uses risk-based margin methodologies and models to estimate volatilities and determine appropriate margin requirements expected to cover exposures and reduce credit risk posted by market fluctuations. Although MGEX clears limited physically delivered contracts, MGEX may face large credit exposures on settlement days should a participant fail to perform on its delivery obligations. To mitigate this risk, MGEX closely monitors clearing participant exposures during the delivery period and applies product-specific heightened risk management standards through its rules. As to credit risk of settlement banks, MGEX rules require that clearing participants maintain accounts at a settlement bank approved by MGEX. In addition, MGEX monitors approved settlement banks on an ongoing basis by performing financial reviews that evaluate, among other items, a bank’s capital resources and liquidity.

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Liquidity Risk — Liquidity risk is the risk MGEX may not be able to meet its payment obligations on time. To help mitigate this risk, MGEX monitors its liquidity requirements closely and maintains funds and assets in a manner which attempts to minimize the risk of loss or delay in the access by the clearing house to such funds and assets. For example, liquidity risks posed by clearing participants are addressed through the collection of margin and the posting of security deposits. On a daily basis, MGEX calculates performance bond requirements for all of its clearing participants’ portfolios and requires that clearing participants post funds to the clearing house to cover its margin requirement. MGEX also maintains multiple lines of credit that could be drawn upon to increase liquidity in the event of a default of a clearing participant. Lastly, MGEX holds sufficient liquid resources to meet its financial obligations in the event of a default by the two clearing participants or their affiliates creating the largest combined loss to the clearing house in extreme but plausible market conditions.

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Market Risk — Market risk, including procyclicality, is another a source of risk faced by MGEX. To help mitigate market risk, the clearing house establishes bond requirements designed to limit the likelihood of procyclical changes in such requirements and mitigate costly and disruptive adjustments to performance bond requirements in periods of high market volatility. Specifically, MGEX rules provide that when calculating performance bond requirements, the clearing house will include measures designed to limit procyclicality that are equivalent to at least one of the options listed in Article 1, paragraph 2(b) of the European Commission’s Implementing Decision 2016/377.

As a result of the acquisition of Dorman Trading in October 2022, the Company is exposed to further regulatory and credit risks. Dorman Trading holds material amounts of customer funds. The following is a summary of the risks associated with these funds and how these risks are mitigated:
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Regulatory Risk — Dorman Trading is registered as a futures commission merchant with the CFTC and NFA, and a member of various commodities and futures exchanges in the U.S. and abroad. Dorman Trading has a responsibility to meet margin calls at all exchanges on a daily basis, and even on an intra-day basis, if deemed necessary by relevant regulators or exchanges. Dorman Trading requires clients to make margin deposits the next business day, and requires their largest clients to make intra-day margin payments during periods of significant price movement. Margin required to be posted to the exchanges is a function of clients’ net open positions and required margin per contract. Dorman Trading is subject to minimum capital requirements under Section 4(f)(b) of the Commodity Exchange Act, Part 1.17 of the rules and regulations of the CFTC. These rules specify the minimum amount of capital that must be available to support clients’ account balances and open trading positions, including the amount of assets that Dorman Trading must maintain in relatively liquid form. Further, the rules are designed to maintain general financial integrity and liquidity. The regulations discussed above limit funds available for dividends to us. As a result, we may be unable to access our operating subsidiaries’ funds when we need them.

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Client and Counterparty Credit and Liquidity Risk — Dorman Trading’s operations expose us to credit risk of default of our clients and counterparties. The risk includes liquidity risk to the extent our clients or counterparties are unable to make timely payment of margin or other credit support. We are indirectly exposed to the financing and liquidity risks of our clients and counterparties, including the risks that our clients and counterparties may not be able to finance their operations. As a clearing broker, Dorman Trading acts on behalf of their clients for all trades consummated on exchanges. Dorman Trading must pay initial and variation margin to the exchanges, on a net basis, before receiving the required payments from our clients. Accordingly, Dorman Trading is responsible for clients’ obligations with respect to these transactions, which exposes us to significant credit risk. Dorman Trading’s clients are required to make any margin deposits the next business day, and requires their largest clients to make intra-day margin payments during periods of significant price movement. Dorman Trading’s clients are obligated to maintain initial margin requirements at the level set by the respective exchanges, but we have the ability to increase margin requirements for clients based on their open positions, trading activity, or market conditions. Additionally, Dorman Trading deposits its own funds and its customers’ funds with banks and other financial institutions, including other FCMs under omnibus arrangements to effect daily cash settlements and, therefore, is exposed to the risks of settlement bank failures. Such failures could pose both credit risks and liquidity risks to Dorman Trading. In the event of the insolvency of one of these financial institutions, Dorman Trading might not be able to fully recover the assets it has deposited since, in certain cases, it will be among the institution’s unsecured creditors. Dorman Trading may also make demand deposits with banks that are secured only to the value of FDIC insurance or other national deposit guarantee coverage, which is small, and therefore, the deposits may in significant part be lost in the event any of these banks or financial institutions become insolvent. As a result, Dorman Trading’s business, financial condition and results of operations could be materially adversely affected by the loss of these funds.

Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. The Company bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources.
We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a detailed discussion on the application of these and other accounting policies, see Note 2 (“Summary of Significant Accounting Policies”) to our consolidated financial statements and related notes included elsewhere in this prospectus.
Goodwill and Indefinite-Lived Intangible Assets and Related Impairment
Goodwill represents the excess of the purchase price over the fair value assigned to the net assets, including identifiable intangible assets, of businesses acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit (“RU”) of the acquired company. Indefinite — lived intangible assets are comprised of exchange licenses. Goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment at least annually or when indicators of impairment are identified.
We assess goodwill for impairment annually on October 1, or more frequently if events or circumstances indicate that the carrying amounts may not be fully recoverable. We first consider the option to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value is less than the carrying amount, we then perform a one-step quantitative impairment test by comparing the reporting unit’s fair value with its carrying value. An impairment loss is recognized for the amount by which the RUs carrying value exceeds its fair value, up to the total amount of goodwill allocated to the reporting unit.
We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. The market approach includes consideration of the financial condition and operating performance of the company being valued relative to those of publicly traded companies or to those of companies acquired in a single transaction, which operate in the same or similar lines of business. The determination of estimated fair values of the RU required management to make certain estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature.
We review our indefinite lived intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. Similar to goodwill impairment testing, we test for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using an October 1 measurement date and may first perform a qualitative assessment. If we elect to perform or are required to perform a quantitative assessment, the test consists of a comparison of the fair value of the indefinite-lived intangible asset to its carrying amount as of the impairment testing date. The determination of asset fair value is subject to significant judgment and utilizes valuation techniques including discounting estimated future cash flows and market-based analyses. Our estimates of cash flows are based on past experiences adjusted for trends and future expectation, and can be significantly impacted by changes in our business or economic conditions. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the difference between the estimated fair value and the carrying value.

Stock-based Compensation
The Company recognizes the cost of employee and non-employee services received in exchange for a share-based payment such as stock options, restricted stock awards and warrants. The cost is based upon the grant-date fair value at the time of the grant, amortized over the service period required by the award’s vesting terms, net of any actual forfeitures. In determining the estimated fair value of the Company’s common stock, management uses the assistance of a third party using the Company’s earnings projections and capitalization tables. The fair value of the options and warrants is derived using a Black-Scholes option valuation model. This model requires the input of highly subjective assumptions including the value of our common stock, implied stock price volatility of similar public entities and the estimated life of each award.
Common Stock Valuation
Prior to this offering, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock. These factors included:
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independent third-party valuations of our common stock

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the prices paid for our common stock

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our financial forecasts, financial condition, results of operations and capital resources

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the industry outlook

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the valuation of comparable companies

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the lack of marketability of our common stock

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the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our Company, given prevailing market conditions

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the history and nature of our business, industry trends and competitive environment; and

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general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the equity value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock. The equity value of our business was primarily estimated utilizing the income or market approaches, and at times when applicable, by reference to a common stock transaction preceding the date of the valuation.
The income approach estimates equity value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach estimates value based on a comparison of the subject company to comparable public companies. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.
In allocating the equity value of our business among the various classes of stock, we relied on two methods: the option pricing method (“OPM”), which models each class of stock as a call option with a unique claim on our assets; and the current value method (“CVM”), which unlike OPM assumes that the various debt and equity interests share in the value of the business enterprise as of the date of the valuation (a single value rather than an array of probability weighted values at future dates) according to each interest’s respective rights and claims to the business enterprise value. After the allocation to the various classes of stock, a discount for lack of marketability (“DLOM”), is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges.

In addition, we also considered any transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Common stock valuation is the primary input used to estimate the fair value of warrants on puttable shares, puttable common stock, and equity classified warrants granted to ERP participants.
Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares of our common stock will be traded in the public market.
Income Taxes
We record deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. Our policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.
Emerging Growth Company Status
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and interim condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company. As described in “Recently adopted accounting pronouncements” in our consolidated financial statements and interim condensed consolidated financial statements included elsewhere in this prospectus, we early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies to the extent early adoption is allowed by the accounting standard.

INDUSTRY OVERVIEW
Introduction
We build and operate marketplaces for the trading of exchange-listed options, equities, futures, options on futures and swaps, which is a large and growing global industry. Exchange-listed derivatives, such as options, futures, options on futures and swaps are financial instruments that derive their value from an underlying asset or reference value, such as individual equities, market indexes, debt instruments, currencies, interest rates, commodities, cryptocurrencies and various other benchmarks. Over the past two decades, the use of these derivatives has expanded dramatically and has evolved into a key tool for hedging, risk management, asset allocation, arbitrage and speculation. Exchange-listed derivatives are cleared and settled through a central counterparty known as a clearing house, which serves as the counterparty to each of the seller and the buyer of a derivative instrument thereby eliminating counterparty risk for the seller and the buyer.
Global economic, political and financial market events can result in increased market volatility which can have both negative and positive impacts on industry trading volume. Adverse macroeconomic conditions, including recessions, inflation, supply chain issues, labor shortages, government shutdowns, currency fluctuations, interest rate changes, geopolitical events or conflicts can result in an increased or subdued level of market volatility, changes in trading volumes and greater market uncertainty. Since the onset of the COVID-19 pandemic, many of these factors have contributed to increased market uncertainty and the resulting volatility has had a positive influence on industry trading volume and contributed to increased volume in U.S. options, equities and futures markets.
U.S. Options Market
An option is a contract which conveys to its buyer the right, but not the obligation, to buy or sell an underlying asset or instrument at a specified strike price on or before a specified date, depending on the style of the option. The vast majority of options traded on national securities exchanges today are options on individual equities, ETFs and market indexes. There are two types of options traded on U.S. options exchanges: American and European. American style options can be exercised any time prior to their respective expiration date while European options can only be exercised at the time of expiration. All U.S. equity and index options are traded solely on exchanges and are issued and cleared by the OCC. There are currently 16 U.S. options exchanges registered with the Securities Exchange Commission where these options can be traded today.
U.S. options exchanges differ by their allocation model and pricing model. The allocation model determines who, among those posting orders on the exchange (“Liquidity Makers”) at a given price, are allocated trading volume when an order or quote is placed to execute against resting liquidity (“Liquidity Takers”). Regardless of allocation model, more aggressively priced liquidity always trades ahead of liquidity at a worse price. For liquidity resting with the same price, a Price-Time allocation will allocate trades to liquidity based on the time the liquidity was entered on the book, so older liquidity will be executed ahead of newer liquidity, while Pro Rata allocation typically allocates trades to liquidity based on the size of the resting liquidity.
The pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange liquidity payment. A Maker-Taker model generally pays a transaction rebate to the Liquidity Maker for each contract traded and charges a transaction fee to the Liquidity Taker. A Taker-Maker model generally pays a liquidity payment to the Liquidity Taker for each contract traded and charges a transaction fee to the Liquidity Maker. The Customer Rebate model generally charges market makers and professional traders to execute each contract traded and pays a liquidity payment to customers. The largest exchange groups in U.S. options own and operate multiple SEC-registered exchanges to offer different pricing or allocation models to customers. This allows exchange groups to capture greater market share as they can implement different models to attract specific types of investors and traders to the exchange.
According to the OCC, trading volume in exchange-listed U.S. options contracts has increased dramatically over the past two decades, growing from 3.2 million average daily contracts traded in 2001 to a record 46.1 million average daily contracts traded in the three months ended March 31, 2023, which represents a compound annual growth rate of 13% since 2001 and 12% growth since 2022.
Total U.S. Exchange-Traded Options Industry Volume
Source: The Options Clearing Corporation
Since launching our first options exchange in 2012, MIAX has grown to be the 13th largest global derivatives exchange operator as of March 31, 2023, as measured by the total number of futures and options contracts traded on exchanges as reported by the FIA. In 2022, trading in multi-listed U.S. options on our exchanges totaled 1.30 billion contracts, a 2.9% decrease from the 2021 total. For the three months ended March 31, 2023, trading in multi-listed U.S. options on our national securities exchanges totaled 434.0 million contracts, a 24.8% increase from the same period in 2022.
U.S. Futures, Options on Futures and Swaps Markets
A futures contract is a standardized agreement to buy or sell a commodity or financial instrument at a predetermined price at a specified date in the future. Contract sizes are standardized and differ by the underlying asset type. For example, the MGEX Hard Red Spring Wheat futures contract has a contract quantity of 5,000 bushels. Futures contracts are settled either through physical delivery or cash settlement, depending on the contract specification for the product, and these contracts must be settled on the same exchange in which the contract was purchased. Today, the majority of U.S. futures trading occurs on four major exchanges: CME, Cboe, ICE and MGEX.
Large futures exchanges often hold a DCO license, allowing them to vertically integrate the execution, clearing and settlement services between the exchange and a wholly owned clearing house. If allowed by the CFTC, a DCO license holder can also clear and settle futures contracts for other exchanges in addition to its own listed futures contracts. For example, MGEX serves as the exclusive venue for the clearing of two physically-settled Bitcoin futures contracts listed for trading on the Bitnomial Exchange (a Bitcoin derivatives exchange). The following Bitnomial digital asset products are cleared by MGEX under the MGEX DCO license: the Bitnomial Bitcoin Futures Contract and the Bitnomial Deci Bitcoin Futures Contract. This clearing service is regulated under the MGEX DCO license. MGEX does not take custody of any crypto-assets.
According to the FIA, the U.S. futures market has increased dramatically over the past two decades, growing from 3.2 million average daily contracts traded in 2001 to a record 29.2 million average daily contracts traded in the three months ended March 31, 2023, which represents a compound annual growth rate of 11% since 2001 and 16% growth from 2022.

Total U.S. Exchange-Traded Futures Industry Volume
Source: The Futures Industry Association
A swap is a financial agreement between two parties to exchange cash flows of assets based on the value of a specific index until a defined future point in time. Swaps can be traded over-the-counter or on a SEF, depending on the type of instrument and number of counterparties trading the swap. The Dodd-Frank Wall Street Reform and Consumer Protection Act amended the CEA to establish a comprehensive new swaps regulatory framework that includes the registration and oversight of SEFs. The CEA defines a SEF as a trading system or platform that allows multiple participants to execute or trade swaps and requires the trading platform to register as a SEF with the CFTC in order to trade or process swaps. Although swaps are used across a broad range of asset segments, the largest portion of the market includes swaps based on interest rates, foreign exchange rates and credit characteristics. As of the end of 2022, the Bank for International Settlements estimated the total notional amount outstanding for these three segments totaled $509.9 trillion, accounting for 82.9% of total notional swaps outstanding.
Total volume of futures and options on futures on the MGEX exchange reached 3.9 million contracts in 2021, an increase of 40.0% from the 2020 total. Total volume in 2022 was 3.3 million contracts, a decrease of 15% from the 2021 total. MGEX executed 242,712 U.S. futures and options on futures contracts in March 2023, a decrease of 29.1% from March 2022. Total volume for the three months ended March 31, 2023 was 661,586 contracts, a decrease of 28.9% from the same period in 2022.
The MGEX market share is less than 1% of the total U.S. futures and options on futures contracts.
Total volume of futures, options on futures, and swaps on LedgerX was 559,575 contracts for the three months ended March 31, 2023, a decrease of 66.1% from the same period in 2022. A total of 4.7 million contracts were traded on LedgerX in 2022, a decrease of 23.3% from the 2021 total.
The notional amount of swaps trading on the LedgerX SEF for the three months ended March 31, 2023 totaled $126.2 million, a decrease of 80.7% from the same period in 2022. The notional amount of swaps trading on the LedgerX SEF totaled $124.7 million in 2022, a 54.8% decline from the 2021 total.
U.S. Equities Market
An equity is a financial instrument that represents fractional ownership of a corporation. Issuers, typically corporations, which meet certain minimum listing requirements may choose to permit their shares to be listed and traded on public exchanges, where they can be bought and sold. In the U.S. these are considered national securities exchanges. Through a specific set of rules known as unlisted trading privileges (“UTP”), any exchange may trade the shares issued on another national securities exchange listing. The Depository Trust and Clearing Corporation (“DTCC”) and its affiliate the NSCC provide clearing and settlement services for equities executed across the 16 regulated national securities exchanges and other marketplaces. Whereas trades in U.S. exchange-listed equity and index options as well as futures must take place on-exchange, trading in equities may occur on so-called off-exchange venues such as Alternative Trading Systems (“ATSs”), Dark Pools or through broker-dealers, provided the material aspects of the trade (i.e., price, quantity and time) are reported to an approved trade reporting facility.
Most U.S. equities exchanges employ a Price-Time allocation model. Under this model, trades are allocated based on the price and time the liquidity was entered on the book. However, there are variations to this allocation model; priority may be given to either liquidity originating from a retail order (e.g., Cboe EDGX) or liquidity originating from a specialist on a trading floor (e.g., NYSE).
The transaction pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange liquidity payment. These models consist of Maker-Taker, Taker-Maker, Fee- Fee and Free. Maker-Taker pricing is used by most U.S. equities exchanges, and it will generally pay a liquidity payment to the Liquidity Maker and charge a transaction fee to the Liquidity Taker. Several U.S. equities exchanges also use a Taker-Maker transaction fee model which is the inverted version of the Maker- Taker model. The Fee-Fee model charges a transaction fee to both sides of the execution, and a Free model does not charge execution fees at all.
According to the Consolidated Tape Association, average daily volume of U.S. equities shares traded on- exchange was approximately 6.6 billion in the three months ended March 31, 2023, which represents a 4.4% decrease over the average daily volume in the same period in 2022, and a compound annual growth of 4.2% since 2012. The three largest U.S.-based equity exchange groups by equity volume for the first three months of 2023 were the NYSE, Nasdaq and Cboe, with 20%, 17% and 13% market share, respectively. Further, the trading volume on all of the equities national securities exchanges along with the other four national securities exchanges in the three months ended March 31, 2023, of which MIAX Pearl is one, comprised approximately 56.0% of all shares traded in the U.S. and off-exchange marketplaces and venues account for the remaining approximately 44.0% of all U.S. equity trading volume.
Total U.S. Equity Markets Industry Volume (On-Exchange)
Source: The Consolidated Tape Association (Excluding Off-Exchange Volume)
In March 2023, MIAX Pearl Equities reported record monthly volume of 4.4 billion shares and record market share of 1.5%. Volume in the first three months ended March 31, 2023 totaled 9.4 billion shares, an increase of 24.4% from the same period in 2022 and representing a market share of 1.3%, showing significant growth in both volume and market share since launch in September 2020.
Industry Trends
We believe the following trends will continue to be key factors in the performance and dynamics of the markets in which we operate:

Heightened market volatility
Rising interest rates, easing of expansionary monetary policies by most major central banks, increasing inflation, political uncertainty, growing geopolitical risk and the onset of the COVID-19 pandemic are major recent events that have led to a significant increase in market volatility relative to the last decade. Increased volatility typically results in higher growth in trading volumes, especially in derivatives, as hedging, risk management, arbitrage and speculation all increase in activity. Increased volatility has also created the need for shorter duration contracts, such as weekly options, driving volumes even higher.
Growing retail participation
Zero commission trading, no account minimums and introduction of fractional shares have eliminated barriers to entry for a new generation of retail investors, growing the underlying base of market participants. Intuitive technology, abundance of online educational tools and accessible research have supported retail investors’ adoption of more sophisticated trading products, including options and futures. In addition, retail investors now have access to a wide range of data and analytics products that were previously only available to professional investors, helping retail investors trade more complex asset classes.
Potential new regulations announced by the SEC impacting retail investing, including payment for order flow and digital engagement practices, may impact the performance and dynamics of the markets in which we operate. Congress, regulators and some media have been increasingly scrutinizing electronic trading, payment for order flow and other forms of remuneration, and the structure of equity markets in recent years, which could impact our trading volumes. See “Risk Factors — Changes to the legislative or regulatory environment may impose new or unanticipated burdens on one or more of our exchanges, which could have a material adverse effect on our business, financial condition and operating results” for additional information.
Technological advances
Technological advances have enabled U.S. derivatives exchanges to provide electronic trading platforms to their members. The emergence of electronic trading has been enabled by the ongoing development of sophisticated electronic order routing and matching systems, as well as advances in communication networks and protocols. This has created conditions that have improved liquidity, reduced friction and enhanced price discovery, enabling and leading to superior trade executions. In addition, the growing use of technology, combined with other factors, has decreased costs, enabling exchanges to lower fees.
Increased sophistication of trading strategies
Electronic market making has grown in prevalence as capital markets participants have become increasingly sophisticated and asset classes move toward electronic trading. This has led to an overall increase in trading activity as algorithmic and artificial intelligence (AI) driven strategies can execute trades at a much higher frequency than human traders. At the same time, these sophisticated market participants have become increasingly focused on the speed, security and reliability of financial marketplaces to which they direct their trades.
Proliferation and adoption of new asset classes and financial products
The past decade has seen a marked increase in the development and adoption of new asset classes, with cryptocurrencies and digital assets being notable examples. As new use cases for blockchain technology continue to emerge, we anticipate the continued adoption of cryptocurrencies and digital assets will create incremental need for more derivative and synthetic products that can provide exposure to the underlying digital assets, contributing to overall derivatives volume growth. Regulators continue to indicate that many of these products will move to a regulated environment, and the platforms on which these trade will need to become registered, creating opportunities for operators of regulated markets and centralized clearing houses. In addition, as these crypto platforms that hold millions of crypto accounts begin to offer trading in more traditional assets (i.e., equities, options and futures), it introduces a new customer segment that will continue to drive volume growth in these assets.
In addition to new asset classes, the number of financial products available to trade has continued to increase over time. For example, the introduction of option contracts with weekly rather than the standard calendar monthly expirations, as well as more recently introduced option contracts with Monday and Wednesday expirations in several large ETFs has greatly increased available products for customers.

BUSINESS
Our Company
We are a technology-driven leader in building and operating regulated finances across multiple asset classes and geographies. Our MIAX Exchange marketplaces are enabled by our in-house built, proprietary technology. We believe the speed and performance of our proprietary technology coupled with our fully integrated, award-winning customer service, sets us apart from our competitors.
Our MIAX Exchange trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry. We are regarded as a market leader relative to many of our peers with respect to our technology, based on feedback from our customers. We differentiate our trading platform with our throughput, latency, reliability and wire-order determinism.
We maintain a broad portfolio of U.S. exchange and clearing licenses, in both securities and futures. We operate markets across a diverse number of asset classes including options and cash equities as well as futures, options on futures and swaps. Our markets currently include: options on our exchanges regulated by the SEC through MIAX Options, MIAX Pearl, and MIAX Emerald; U.S. equities through MIAX Pearl Equities — also regulated by the SEC; U.S. futures and options on futures through MGEX, which is regulated by the CFTC; U.S. futures, options on futures, and swaps through LedgerX, which is also regulated by the CFTC; and international listings through BSX, which is regulated by the BMA. We also own Dorman Trading, a full-service FCM registered with the CFTC and the NFA, which we acquired in October 2022. We plan to launch a fourth U.S. equity options exchange, MIAX Sapphire which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC.
Our portfolio of proprietary products, which are products licensed to us for exclusive listing on our exchanges, currently consists of the SPIKES Volatility products. We also list Hard Red Spring Wheat futures which, as of the date of this prospectus, trade solely on MGEX. We are also developing new products for our markets. We offer clearing services for U.S. futures and options on futures through MGEX Clearing and through LedgerX Clearing, as well as clearing for swaps on LedgerX Clearing. We plan to expand our suite of proprietary and other products on MGEX and LedgerX, and may enter into additional clearing as a service agreements with futures markets that would increase the offerings on MGEX, LedgerX, or both.
Our roles and responsibilities as an options exchange or as a DCM or DCO do not differ with respect to our proprietary products from other products traded on our exchanges or cleared by MGEX Clearing or LedgerX Clearing. For a discussion of the fees charged for our proprietary and exclusively-listed products, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations.”
Since launching our first options exchange in 2012, MIAX has grown to be the 13th largest global derivatives exchange operator as of March 31, 2023, as measured by the total number of futures and options contracts traded on exchanges as reported by the FIA. In 2022, trading in multi-listed U.S. options on our MIAX Exchanges totaled 1.29 billion contracts, a 2.9% decrease from the 2021 total. Total volume of futures and options on futures on the MGEX exchange reached 3.3 million contracts in 2022, a decrease of 15.0% from the 2021 total. For the three months ended March 31, 2023 trading in multi-listed U.S. options on our exchanges totaled 434.0 million contracts, a 24.8% increase from the same period in 2022. Total volume of futures and options on futures on the MGEX exchange was 661,586 contracts for the three months ended March 31, 2023, a decrease of 28.9% from the same period in 2022.
Total volume of futures, options on futures, and swaps on LedgerX was 559,575 contracts for the three months ended March 31, 2023, a decrease of 66.1% from the same period in 2022. A total of 4.7 million contracts were traded on LedgerX in 2022, a decrease of 23.3% from the 2021 total.
The notional amount of swaps trading on the LedgerX SEF for the three months ended March 31, 2023 totaled $126.2 million, a decrease of 80.7% from the same period in 2022. The notional amount of swaps trading on the LedgerX SEF totaled $124.7 million in 2022, a 54.8% decline from the 2021 total.

MIAX has a strong track record of organic growth. By increasing scale and launching new marketplaces, we have been able to substantially grow our transaction volume. Our average daily volume in U.S. options on the MIAX Exchanges increased from 1.0 million contracts in 2015 to 7.0 million contracts in the three months ended March 31, 2023, a compound annual growth rate of 30.7%. For the three months ended March 31, 2023, our average daily volume in U.S. options on the MIAX Exchanges was 7.0 million, as compared to 5.6 million contracts in the same period in 2022.
Our revenue consists primarily of transaction fees, access fees and market data fees related to transactions executed on our exchanges. For the three months ended March 31, 2023 and the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, our revenues less cost of revenues were $59.4 million, $195.6 million, $181.3 million and $113.8 million, our adjusted revenues less cost of revenues was $60.1 million, $198.6 million, $184.0 million and $127.4 million, our net income (loss) was $(2.2) million, $57.3 million, $(93.6) million and $(32.1) million, our adjusted EBITDA was $21.2 million, $60.3 million, $67.4 million and $46.2 million, with an Adjusted EBITDA margin of 35.3%, 30.4%, 36.7% and 36.3%, for the years ended December 31, 2022, 2021, and 2020 respectively. For definitions of adjusted revenues less cost of revenues, adjusted EBITDA, adjusted EBITDA margin and reconciliations to net income, their most directly comparable financial measure presented in accordance with GAAP see “— Summary Consolidated Financial Data”.
Our History
Subsequent to the significant consolidation amongst equity and options exchanges, MIAX’s founders saw an opportunity to build a differentiated exchange managed by a team with significant trading, exchange and technology experience. The founders’ vision was to use a technology-first and customer-centric approach to develop faster and more reliable markets for participants.
MIAX was launched with a mission to provide:
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marketplaces that cater to the needs of the customer and trading communities;

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competitive pricing based on a low-cost operating structure;

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superior customer service and performance; and

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outstanding technology, reliability and risk protections.

We received SEC approval for our first options exchange, MIAX Options, which officially launched in December 2012.
In 2013, we established our first of five equity rights programs, or ERPs, a unique performance warrant program designed to build market share while further aligning us with our trading firms, order flow providers and market makers. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees (in the case of ERPs I through IV) or the prepayment of certain exchange fees (in the case of ERP V). The warrants issued to each participant under these programs generally vest upon the achievement of certain liquidity volume targets by such firm on MIAX Options, MIAX Pearl or MIAX Pearl Equities, as applicable. We have successfully completed four ERPs to date, which have resulted in significant market share gains and commenced the fifth ERP on MIAX Pearl Equities in January 2021. As of March 31, 2023, the periods during which warrants may be earned under all ERPs have expired other than with respect to ERP V. Unvested warrants issued pursuant to ERP V that remain eligible for vesting are expected to vest immediately prior to the completion of this offering; provided this offering constitutes a “Qualified IPO,” which is defined in the warrants as an offering resulting in net proceeds to us in excess of $250 million. See “Description of Capital Stock — Equity Rights Program Warrants” for additional information regarding the warrants issued under our ERPs.
We launched our second options exchange, MIAX Pearl, in February 2017. MIAX Pearl offers a Price-Time allocation model with a Maker-Taker pricing structure, whereas the original MIAX Options exchange offers a Pro Rata allocation model with a Customer Rebate pricing structure. In March 2019, we launched our third options exchange, MIAX Emerald a hybrid model with a Pro Rata allocation model like MIAX Options and Maker-Taker pricing structure like MIAX Pearl.

Following the success of our options exchanges, we scaled and leveraged the technology built for our core options systems to launch cash equities on MIAX Pearl Equities, our first equities platform, in September 2020. MIAX Pearl Equities offers a Price-Time allocation model with a Maker-Taker fee structure.
We plan to launch a fourth U.S. options exchange, MIAX Sapphire, which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC.
We completed the acquisition of MGEX in December 2020. This strategically important acquisition provided us with access to the U.S. futures market. The licenses held by MGEX, including its DCM and DCO licenses, enable us to offer vertically integrated products and services in futures listing and clearing.
In October 2022, we acquired Dorman Trading, a full-service FCM registered with the CFTC. Dorman Trading provides execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.
In May 2023, we acquired LedgerX, a CFTC registered DCM, DCO, and SEF that lists and clears fully collateralized, physically settled Bitcoin and Ether swaps and options and futures or Ether.
In February 2019, MIAX Options began trading our first proprietary options product on the SPIKES Index. We launched our first proprietary futures product on MGEX with futures on the SPIKES Index in December 2020.
We also expanded our international capabilities through our acquisition of BSX, which we completed in December 2020. BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda that specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants and ILS.
MIAX Key Milestones
Our Markets
U.S. Options
We operate three fully automated electronic options exchanges in the United States which are each national securities exchanges regulated by the SEC. Each of our U.S. options exchanges has a distinct allocation and pricing model. Total volume on our options exchanges in 2022 reached 1.29 billion contracts, a 2.9% decrease from the 2021 total and representing a market share of 13.5% in the period. In March 2023, 161.3 million multi-listed option contracts were executed on our options exchanges, an increase of 32.5% from the March 2022 total. Total volume in the first three months ended March 31, 2023 reached 434.0 million contracts on our options exchanges, a 24.8% increase from the same period in 2022 and representing a market share of 16.5% during this the period. We have grown our options market share by focusing on delivering superior technology capabilities, innovation, product development, exceptional customer service and competitive pricing.
U.S. Options Industry Market Share by Exchange Group

BOX, 6.1%
MIAX, 16.5%
Nasdaq, 30.8%
NYSE, 20.5%
Cboe, 26.1%

Source: The Options Clearing Corporation
MIAX Options launched in December 2012 with a Pro Rata allocation model with Customer Rebate pricing. MIAX Pearl was launched in February 2017 and offers a Price-Time allocation and Maker-Taker fee structure. MIAX Emerald, our third exchange, was launched in March 2019 to serve as a counterpart to MIAX Options and MIAX Pearl by providing a Pro Rata allocation like MIAX Options and a Maker-Taker fee structure like MIAX Pearl. In the first three months of 2023, we had access to approximately 89% of the total U.S. options market volume, with the remaining approximately 11% being the Taker-Maker model and/or traded on exchange floors. In order to have access to such remaining 11% of the options market, we plan to launch a fourth U.S. options exchange, MIAX Sapphire, which will be a Taker-Maker exchange with an electronic market targeted for the first half of 2024 and a trading floor in Miami, Florida to follow in the second half of 2024, subject to the approval of the SEC.
U.S. options exchanges differ by their allocation model and pricing model. The allocation model determines who, among those posting orders on the exchange at a given price, are allocated trading volume when an order or quote is placed to execute against resting liquidity. Regardless of allocation model, more aggressively priced liquidity always trades ahead of liquidity at a worse price. For liquidity resting with the same price, a Price-Time allocation will allocate trades to liquidity based on the time the liquidity was entered on the book, so older liquidity will be executed ahead of newer liquidity, while Pro Rata allocation typically allocates trades to liquidity based on the size of the resting liquidity.
The pricing model used by an exchange determines who is charged an exchange transaction fee and who is paid an exchange liquidity payment. A Maker-Taker model generally pays a liquidity payment to the Liquidity Maker for each contract traded and charges a transaction fee to the Liquidity Taker. A Taker-Maker model generally pays a liquidity payment to the Liquidity Taker for each contract traded and charges a transaction fee to the Liquidity Maker. The Customer Rebate model generally charges market makers and professional traders to execute each contract traded and pays a liquidity payment to customers.

Overview of MIAX Options Exchanges
(as of March 31, 2023)
U.S. Equities
Under MIAX Pearl’s national securities exchange license and leveraging the technology and systems built for our options exchanges, MIAX Pearl Equities launched as a cash equities exchange on September 29, 2020, and as of March 31, 2023, had a total of 50 exchange members. It was built with the support of our trading firms, liquidity providers and market makers to provide an alternative to the incumbent equities platforms in the Unites States. MIAX Pearl Equities is a fully automated electronic equities trading platform that leverages MIAX’s technology and infrastructure. The MIAX options technology was adapted for the unique functional and performance demands of equities trading, which allows us to provide high performance while taking advantage of the scale associated with a system built for options trading.
MIAX Pearl Equities offers trading in all U.S. equity securities designated under the NMS qualifying for UTP using a Price-Time allocation model and Maker-Taker fee structure. The total addressable market of U.S. equities as of March 31, 2023, is broken down into the following: approximately 44% in the Price-Time allocation model, 7% in the pre-market and after hours market, 7% in the opening and closing auction markets and 42% in the trading reporting facilities.
Volume in 2022 totaled 29.5 billion shares, an increase of 167.0% from 2021 and representing a market share of 1.0%. In March 2023, MIAX Pearl Equities reported record monthly volume of 4.4 billion shares and record market share of 1.5%. Volume in the first three months ended March 31, 2023 totaled 9.4 billion shares, an increase of 24.4% from the same period in 2022 and representing a market share of 1.3%, showing significant growth in both volume and market share since launch in September 2020.
U.S. Futures, Options on Futures and Swaps
We operate two futures exchanges, two futures clearing houses, and one SEF in the United States, each regulated by the CFTC, operating with different products and service models. Our access to the U.S. futures, options on futures and swaps markets positions MIAX as a multi-asset exchange operator.
MGEX.   MGEX is a fully electronic, vertically integrated futures exchange and clearing house that was established in 1881. It is registered with the CFTC as a DCM and DCO. MIH acquired 100% ownership of MGEX on December 4, 2020. MGEX provides us with access to the U.S. futures market, positioning MIAX as a multi-asset exchange operator. In the past few years, there has been increased competition in providing clearing services and we expect competition to continue to increase. As the trading of centrally cleared products has increased over the past decade, both as a result of global regulatory requirements and in recognition of the role of central counterparties in adding stability to the financial system and reducing market risk, so has the use of clearing houses in clearing exchange transactions. However, the high financial and regulatory burdens in achieving CFTC recognition as a DCO in the U.S. has increased demand to outsource or use a third-party service provider like MGEX for central clearing services.
We believe that MGEX’s unrestricted DCM and DCO licenses as they relate to futures and options on futures are highly valuable given that these are unrestricted licenses, which can offer margin on cleared futures positions as compared to certain other DCOs that can only offer fully collateralized clearing on futures positions. As of March 31, 2023, we have 14 clearing members on MGEX, most of which are FCM. Additional FCMs access MGEX’s markets through relationships with existing clearing members.
The MGEX DCM offers us the ability to list our own futures products on the MGEX platform. The MGEX DCM currently operates on the CME Globex trading system, offering global distribution for MGEX-listed products. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or such later date as agreed to by the parties at which time we intend to implement our own trading system for MGEX. Our portfolio of proprietary products consists of the SPIKES Volatility products.
The MGEX DCO operates on a new clearing system which was launched on June 1, 2023 to support our growing portfolio of new products and enhance the experience of our customers. The MGEX DCO serves as the exclusive venue for the clearing of products listed on the MGEX DCM. The MGEX DCO is an attractive venue for providing clearing services to other DCMs that do not have a DCO or have a restricted DCO. For example, MGEX serves as the exclusive venue for the clearing of two physically-settled Bitcoin futures contracts listed for trading on the Bitnomial Exchange (a Bitcoin derivatives exchange). The following Bitnomial digital asset products are cleared by MGEX under the MGEX DCO license: the Bitnomial Bitcoin Futures Contract and Bitnomial Deci Bitcoin Futures Contract. This clearing service is regulated under the MGEX DCO license. In addition, MGEX has entered into an agreement to provide clearing services to IMX, which is developing a futures marketplace based on multiple aspects of the health care economy, for certain cash-settled futures and options on futures contracts. IMX has filed for regulatory approval to become a DCM.
MGEX only clears futures and options on futures permitted to be cleared by U.S. DCOs registered with the CFTC. Prior to clearing any new product, the DCM would need to submit the product to the CFTC and demonstrate compliance with applicable regulations. Only contracts traded on DCMs and approved by the CFTC are eligible to be cleared by the MGEX clearing house.
Total 2022 volume reached 3.3 million contracts, a decrease of 15% from the 2021 total. MGEX executed 242,712 U.S. futures and options on futures contracts in March 2023, a decrease of 29.1% from March 2022. Total volume in the first three months ended March 31, 2023 reached 661,586 contracts, a decrease of 28.9% from the same period in 2022.
The MGEX market share is less than 1% of the total U.S. futures and options on futures contracts.
LedgerX.   MIH acquired LedgerX on May 19, 2023. LedgerX is a fully electronic vertically integrated DCM, SEF, and DCO, with regulatory approval from the CFTC to list and clear fully collateralized futures, options on futures and swaps. Fully collateralized positions are those wherein the DCO holds, at all times, funds or commodities (such as Bitcoin or Ether) in the form of the required payment sufficient to cover the maximum possible obligation or loss that a party or a counterparty could incur upon liquidation or expiration of the contract. LedgerX obtained approvals on July 6, 2017 (SEF), July 24, 2017 (DCO), and June 24, 2019 (DCM). The DCO Order was amended on September 2, 2020 to remove a provision that limited the products eligible for the DCO to digital assets.
On October 16, 2017, LedgerX commenced its principal business activities, making it the first federally regulated exchange and clearing house to list and clear fully collateralized, physically settled Bitcoin swaps and options. On June 24, 2019, LedgerX began to list and clear fully collateralized, physically settled Bitcoin futures. On June 30, 2021, LedgerX began to list and clear fully collateralized, physically settled Ether swaps and options.
Unlike with MGEX and most other futures markets, LedgerX participants access the LedgerX markets directly. This means participants onboard directly with the LedgerX clearing and trading platforms and not through an FCM. LedgerX markets run 24 hours per day, 7 days a week and 365 days a year.

The acquisition of LedgerX provides us with a second venue in the U.S. futures market, positioning MIAX as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license. There were 603 participants on LedgerX that executed at least one trade in March 2023.
LedgerX was organized on April 8, 2014, as a wholly owned subsidiary of Ledger Holdings Inc. (“Ledger Holdings”). On October 13, 2021, Ledger Holdings was acquired by WRS, the parent of West Realm Shires Services Inc. (“FTX.US”). On November 11, 2022, and November 14, 2022, FTX Trading Ltd., WRS, and other affiliated entities, including Ledger Holdings, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “FTX Bankruptcy”). LedgerX was not included in the bankruptcy, however, the equity interests of LedgerX were assets of Ledger Holdings which was a debtor in the FTX Bankruptcy. MIH acquired 100% of the membership interests of LedgerX on May 19, 2023 pursuant to the FTX Bankruptcy proceedings.
On October 16, 2017, LedgerX commenced its principal business activities, making it the first federally regulated exchange and clearing house to list and clear fully collateralized, physically settled Bitcoin swaps and options. On June 24, 2019, LedgerX began to list and clear fully collateralized, physically settled Bitcoin futures. On June 30, 2021, LedgerX began to list and clear fully collateralized, physically settled Ether swaps and options on futures.
LedgerX’s current products include (i) Bitcoin Mini Options, Bitcoin Mini Futures and Next Day Bitcoin Mini, where the contract size of each is 0.01 BTC and (ii) Ether Deci Options and Next Day Ether Deci where the contract size is 0.10 ETH. The Bitcoin options and futures and the Ether options are listed on the LedgerX DCM. The Next Day Bitcoin Mini and Next Day Ethereum Deci are listed on the LedgerX SEF. All of the products clear through the LedgerX DCO. The LedgerX DCM, SEF and DCO operate on proprietary LedgerX technology.
LedgerX does not engage in proprietary trading activities and does not maintain a trading entity. LedgerX does not itself trade digital assets, does not trade on its own exchange, and does not maintain an affiliate trading entity for purposes of trading, market making, or liquidity provision on its exchange. LedgerX does hold its own crypto assets in a segregated account.
Similar to MGEX, LedgerX provides clearing services to other DCMs that do not have a DCO license. For example, LedgerX serves as the exclusive venue for the clearing of Kalshi contracts. LedgerX currently provides clearing services for all transactions executed on Kalshi, a DCM that lists binary option contracts that settle to an outcome of “Yes” or “No.” Kalshi currently offers binary options for various events in several fields, including economics, politics, climate, and finance. All positions executed on Kalshi are fully collateralized. This clearing service is regulated under the LedgerX DCO license. LedgerX only clears futures, options on futures or swaps permitted to be cleared by U.S. DCOs registered with the CFTC. Prior to clearing any new product, a DCM needs to submit the product to the CFTC and demonstrate compliance with applicable regulations.
LedgerX currently operates its own technology stack, which enables vertically integrated matching and clearing. LedgerX’s proprietary technology stack includes matching, clearing, reporting and supporting software developed by LedgerX employees and contractors. This software makes use of open-source libraries commonly used in proprietary software. Market surveillance technology is provided by an external vendor.
Total volume of futures, options on futures, and swaps on LedgerX was 559,575 contracts for the three months ended March 31, 2023, a decrease of 66.1% from the same period in 2022. A total of 4.7 million contracts were traded on LedgerX in 2022, a decrease of 23.3% from the 2021 total.
The notional amount of swaps trading on the LedgerX SEF for the three months ended March 31, 2023 totaled $126.2 million, a decrease of 80.7% from the same period in 2022. The notional amount of swaps trading on the LedgerX SEF totaled $124.7 million in 2022, a 54.8% decline from the 2021 total.
At December 31, 2022 and March 31, 2023, the fair value of the open interest contracts cleared and settled by LedgerX was approximately $3.0 million and $5.3 million, respectively.

LedgerX market share as of March 31, 2023 is less than 1% of the total U.S. futures and options on futures contracts and swaps.
Dorman Trading.   On October 19, 2022, MIH acquired all of the issued and outstanding membership interests of Dorman Trading (the “Dorman Trading Transaction”), and Dorman Trading became a wholly-owned subsidiary of MIH. The purchase price was a combination of cash and shares of MIH common stock issued to the two equity holders of Dorman Trading, who are accredited investors. As part of the Dorman Trading Transaction, MIH agreed to provide additional working capital to Dorman Trading within 12 months after the closing of the Dorman Trading Transaction for purposes of expanding business operations, upgrading technology and certain other expenses at such times as determined in the sole discretion of MIH. In connection with the Dorman Trading Transaction, MIH entered into employment agreements with certain senior managers of Dorman Trading.
Dorman Trading is a Chicago-based FCM registered with the CFTC, providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges. Dorman Trading and its predecessor companies have been in business for over 40 years.
Dorman Trading is a trading member of the Chicago Mercantile Exchange, Inc. Group of exchanges consisting of the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBOT”), the New York Mercantile Exchange (“NYMEX”) and the Commodity Exchange Inc. (“COMEX”) and is a clearing member of CME Clearing for trades executed on the Chicago Mercantile Exchange, Inc. Group of exchanges. Dorman Trading is also a trading member of ICE Futures U.S., a clearing member of ICE Clear U.S. and a trading and clearing member of MGEX. Further, Dorman Trading is a trading member of Coinbase Derivatives exchange with such trades cleared on Nodal Clear, LLC through Wedbush Securities Inc. Dorman Trading is a member of the Eurex Exchange (Germany) with such transactions cleared on Eurex Clearing A.G. through ADMIS International Ltd. Dorman Trading also offers access to certain exchanges through ADM Investor Services U.S., for the (i) Cboe Futures exchange, with trades cleared on the OCC, (ii) ICE Europe exchange, with trades cleared on ICE Clear Europe; and (iii) Euronext exchange with trades cleared on Euronext Clearing.
Dorman Trading’s business involves establishing and carrying open positions for clients on regulated futures exchanges. Dorman Trading is required to post and maintain margin or credit support to clearing houses for these positions. As customers place futures orders, they are required to provide margin to Dorman Trading, which becomes a source of cash flow in support of initial margin and maintenance margin requirements at the clearing house. The timing of clearing house cash flow requirements is not under the control of Dorman Trading because exchanges mark-to-market daily and require that margins be maintained on a daily basis. If a customer fails to meet a margin call, Dorman Trading is required to fund the customer’s position until margin is provided or the customer’s position is closed out. Dorman Trading manages cash flow liquidity through the implementation of procedures that are designed to minimize unexpected mismatched payments and settlements. The foregoing is applicable to crypto-asset related futures transactions whether financially or physically settled as well as non-crypto asset-related futures transactions.
Dorman Trading relies upon margin requirements and credit administration practices to protect itself from credit losses. With respect to margin, Dorman Trading has policies that direct the timely liquidation or close out of under-margined positions. It employs credit administration practices that are guided by policies that address customer selection, account documentation, and the determination of creditworthiness. These practices apply to crypto-asset related futures products, whether financially or physically settled, as well as non-crypto asset-related transactions.
Dorman Trading has relationships with introducing brokers, both domestic and international, who solicit clients for their execution services. Those introducing brokers work to establish execution and/or clearing accounts with Dorman Trading for those new client relationships, but generally serve as the primary relationship and customer service point for those clients.
Dorman Trading clients may trade cash settled crypto asset-related futures products traded on U.S. futures exchanges and Bakkt® Bitcoin Monthly Futures (ICE Futures U.S.) physically settled crypto asset-related products. The revenue generated from these products are commission fees charged by Dorman Trading to customers. Dorman Trading earns commissions for crypto asset-related futures products the same way it earns commissions for non-crypto asset-related futures products, by facilitating client access to various futures markets and establishing and carrying the clients’ futures positions for them, whether the crypto- related futures product is cash settled or physically settled. The CFTC-regulated futures exchanges that list and the CFTC-regulated derivatives clearing organizations that clear the crypto asset-related products traded by clients of Dorman Trading operate a model that grants membership to FCMs only. Without access through Dorman Trading or another FCM, the clients would not be able to trade the products on these futures markets.
As described above, the Dorman Trading business involves establishing and carrying open positions for clients on futures exchanges. For both cash settled and physically settled crypto asset-related futures products Dorman Trading is required to post and maintain margin or credit support for these positions. For both cash settled and physically settled crypto asset-related futures products, if a client is unable to meet its margin call, Dorman Trading may liquidate the client’s account. However, just as with non-crypto asset futures products, there can be no assurance that in each case the liquidation of the account will not result in a loss to Dorman Trading or that liquidation will be feasible, given market conditions, size of the account and tenor of the positions.
The settlement processes for cash-settled crypto asset-related product transactions by clients of Dorman Trading do not differ from other offered cash settled products.
The settlement process for physically settled crypto asset-related products differs from cash settled crypto-related product transactions in that these transactions are settled directly at Bakkt Warehouse. See “CFTC Regulation — U.S. Regulation — Dorman Trading” for additional details regarding settlement of physically settled crypto asset-related products at the Bakkt Warehouse.
No operations of Dorman Trading involve Dorman Trading: having control over crypto-assets; having access to private keys of crypto-assets; transacting in crypto-assets or executing crypto-assets except as described above; accepting crypto-assets as collateral or other forms of payment; having custody of crypto-assets; or having crypto-assets moving through its systems. The only non-cash collateral currently accepted by Dorman Trading is U.S. treasury bills. Dorman Trading does not accept crypto-assets for collateral.
International Listings
BSX is a fully electronic, vertically integrated international securities market, headquartered in Bermuda and organized in 1971. BSX specializes in the listing and trading of capital market instruments such as equities, debt issues, funds, hedge funds, derivative warrants and ILS. MIH initially acquired a majority interest in BSX in October 2019 and completed the acquisition of the remaining shares of BSX in December 2020.
BSX is the global leader in the listing of ILS vehicles which provide catastrophic peril reinsurance coverage. Issuance figures are stated in notional value. As of March 2023, 773 ILS in total were listed on BSX with an aggregate market issuance outstanding of $52.5 billion. Of the total ILS listings, 378 were vehicles providing catastrophic peril reinsurance coverage. The global issuance for that class was $37.5 billion, with BSX listed ILS vehicles providing catastrophic peril reinsurance coverage having an outstanding value of $34.7 billion representing approximately 93% of the global issuance. As of March 31, 2023, there were 1,343 securities listed on BSX, a 1.6% increase from 1,322 as of March 31, 2022, and the market capitalization of the companies listed on BSX totaled approximately $175 billion.
In addition to gaining access to BSX’s existing international market, the acquisition of BSX gives us access to another vertically integrated market ecosystem that can accelerate our growth strategy. Bermuda has an advanced cryptocurrency and digital asset regulatory environment, positioning it to be a leading jurisdiction for the trading of these products. We believe that this type of environment, combined with our existing BSX business and new product pipeline, will allow us to quickly introduce and test out new product opportunities in Bermuda, which may include innovative cryptocurrency and digital asset products. We anticipate that these products would not be made available to U.S. persons unless such persons are eligible under applicable law and we would, in consultation with counsel, implement appropriate procedures to ensure that the investors in any products meet the eligibility requirements of such products.

Our Proprietary Products
SPIKES Volatility Products
In collaboration with T3, a developer of innovative volatility indexes, we developed and launched the SPIKES Volatility Index (index symbol: SPIKE) in April 2018. The SPIKES Index is a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY). The SPIKES Index uses live SPY options prices to calculate volatility. The SPIKES Index is designed to improve upon and compete head-to-head against Cboe’s proprietary VIX index, which has long been the sole product addressing the volatility market. Pursuant to our license and commercialization agreement with T3, our exchanges are the exclusive venue for the listing and trading of derivatives based on the SPIKES Index.
In February 2019, we launched cash-settled options on the SPIKES Index on the MIAX Options exchange. In December 2020, we launched cash-settled futures on the SPIKES Index on MGEX. In October 2021, we began calculating the VSPIKES Index (symbol:VSPKE), a measure of the expected 30-day volatility in the SPIKES Index. VSPKE provides a reliable metric on “volatility of volatility.” There are no tradeable products on VSPKE. We also collaborated with T3 to establish and launch ConvexityShares, an ETP issuer that launched two SPIKES-based ETPs on August 16, 2022. The ConvexityShares ETPs consist of the ConvexityShares 1x SPIKES Futures ETP and the ConvexityShares Daily 1.5x SPIKES Futures ETP. These products are organized as commodity pools and are registered with the SEC under the Securities Act. The products are primarily listed and traded on NYSE Arca. The ConvexityShares 1x SPIKES Futures ETP seeks investment results, before fees and expenses, that match (1x) the performance of the T3 SPIKE Front 2 Futures Index (the “SPKF Index”). The ConvexityShares Daily 1.5x SPIKES Futures ETP seeks investment results, before fees and expenses, that correspond to 150% (1.5x) of the performance of the SPKF Index for a single day.
MIAX Futures, LLC has a 51.0% ownership stake in ConvexityShares, with T3 holding the remaining 49%. We have agreed to provide the necessary initial capital and support for the establishment of ConvexityShares and the development and launch of the initial exchange-traded products issued by ConvexityShares, with T3 holding the remaining 49.0%. We will provide ongoing support to ConvexityShares, in the form of legal, accounting and administrative services, as well as additional capital as needed for ConvexityShares, until break-even. In September 2022, options were listed on the SPIKES-based ETPs, which are multi-listed and traded on all U.S. options exchanges, including the MIAX Exchanges.
The SPIKES Index offers meaningfully faster dissemination, publishing every 100 milliseconds versus every 15 seconds for the VIX index. Using SPY options as the pricing input, plus the proprietary price-dragging methodology developed by T3, it provides the market with a near real-time and accurate measurement of market volatility. We believe this provides market participants with a better product to hedge equity market volatility and arbitrage SPY option mispricings, at a significantly lower transaction cost compared to the competition. We are continuing our efforts to raise awareness of the SPIKES Index and attract additional market participants into both the options and futures products, including options on futures in 2023, and believe we are successfully building a solid base of users and market participants, as measured by our market quality and volume.
Our license and commercialization agreement with T3 is an exclusive agreement with an initial term to February 2039 and two automatic ten-year renewal periods which would bring the license expiration to February 2059. In addition to the SPIKES Index, we have a broad license to list products based on other T3 developed indexes, including the BitVol Index (Bitcoin Volatility), EthVol Index (Ether Volatility) and YLDVOL (U.S. Interest Rate Volatility), as well as a right of first refusal with respect to other indexes developed by T3.
Our Competitive Strengths
We have established ourselves as a leading multi-asset exchange operator by leveraging a number of key strengths, including:
Proprietary MIAX Exchange Technology Platform
We operate a proprietary, advanced trading system for the MIAX Exchanges that was developed in-house and designed for the unique functional and performance demands of options and cash equities trading and has been a key driver of our market share growth in U.S. Options and U.S. Equities. This platform provides a scalable infrastructure that allows us to quickly and efficiently expand into other asset classes while retaining speed, performance and reliability, as evidenced by the successful launch of MIAX Pearl Equities in September 2020.
Our MIAX Exchange trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry. We are regarded as a market leader relative to many of our peers with respect to our technology based on feedback from our customers. We differentiate our MIAX Exchange trading platform with our throughput, latency, reliability and wire-order determinism.
Our MIAX Exchange trading platforms have experienced very low operational downtime since our inception. For the years ended December 31, 2020, 2021 and 2022, all of our MIAX Exchange markets were immediately and automatically accessible (i.e., fully operational) 99.9980581%, 99.99998851% and 100.00000000% of the time, respectively. For the three months ended March 31, 2023, our MIAX Exchange markets were immediately and automatically accessible 100.00000000% of the time. We believe that this reliability provides our customers with an additional incentive to use our platforms to mitigate trade execution risk, especially in times of extreme market volatility. Our maximum sustained throughput capability (as measured by the maximum quotes and orders per second) for each of the MIAX Exchanges is currently the following:
Maximum Quote/Order Rate per Second
Maximum Quote/Order Rate per Second (millions)
MIAX Options	35.5
MIAX Emerald Options	19.0
MIAX Pearl Options	10.0
MIAX Pearl Equities	9.0
A combination of high throughput and low latency performance on a per message basis are essential to provide our members with a consistent experience, even in times of high volatility and market stress. Consistent low-latency experience across a range of market conditions (on average and at the 99th and 99.9th percentiles) provides liquidity providers with the confidence to display deeper and tighter markets on our exchange. Low-latency behavior for a single message without high throughput can cause system queueing, which results in much larger outliers at the 99th and 99.9th percentiles. Our average latency and latency at the 99th and 99.9th percentiles are shown below and demonstrate the consistency of our systems:

Binary Quote/Order Latency
Focus on Innovation and Product Development
We have a highly experienced leadership team with experience in developing, operating and trading on exchanges. This experience, along with our culture of collaboration with our trading member firms through strategic relationships, has helped build a strong track record of innovation and product development. In December 2020, we launched the SPIKES Volatility proprietary futures product on the MGEX platform. We continue to evaluate new product possibilities on an ongoing basis and have a robust pipeline of new products we plan to launch in the future.
We plan to launch a variety of new products on our exchanges covering different asset classes, however we do not intend to launch any crypto-related products or services in the near future on our national securities exchanges which are regulated by the SEC (MIAX, MIAX Pearl, MIAX Emerald) or, once live, will be regulated by the SEC (MIAX Sapphire). Subject to regulatory approval, we plan to launch crypto-related products on MGEX and LedgerX, which are regulated by the CFTC.
Products planned for MGEX in the near term include cash-settled futures contracts on Bitcoin, options on Bitcoin futures contracts, options on the SPIKES futures contract as well as mini SPIKES futures contracts. The launch of these products will be subject to MGEX making the necessary rule filings with the CFTC. The trading of these products will be regulated under our MGEX DCM license and the clearing will be regulated under the MGEX DCO license. Since these contracts will clear in the MGEX clearing house under the MGEX DCO license, we will have the ability to offer margin on these products.
There are significant regulatory hurdles to launching new crypto-related products and the launch of any regulated crypto-related product will be subject to any required regulatory approval, as well as market conditions, customer interest and Company resources, and we cannot currently predict the timing of the launch of any of these products. See “Risk Factors — Risks Related to Legal and Regulatory Matters — There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.” See also “— Regulatory Environment and Compliance — CFTC Regulation — MGEX and LedgerX.”
The bankruptcy of FTX and the bankruptcies of other digital asset platforms has brought increased scrutiny to the digital asset industry which may impact our business. See “Risk Factors — Risks Relating to Our Ownership of LedgerX — The past, current and future operation of LedgerX may increase our regulatory costs and risks.”

Multi-Asset Exchange Operator with Broad Portfolio of Licenses
We operate across a broad range of asset classes, with exchanges in the options, equities, futures, options on futures and swaps markets, as well as two regulated futures clearing houses. This provides us an opportunity to launch new products to expand our markets, allows us to provide clearing-as-a-service solutions to other DCMs, and enables us to accelerate product development. We believe we are well positioned to grow and become a leading player in the U.S. regulated markets through our DCO, SEF and DCM regulatory licenses with the CFTC and national securities exchange licenses with the SEC.
Strong, Collaborative Relationships with Key Market Participants
Since launching in 2012, we have developed deep relationships with our growing client base, working with them to solve the key challenges faced by today’s market participants. Many of these relationships were developed through our ERPs, which allowed us to align the interests of some of the largest order flow providers and market makers with our exchanges. These strategic relationships developed through our ERPs have been a critical tool in expanding our exchanges. We have successfully completed four ERPs and launched a fifth ERP in January 2021 for our U.S. equities market, MIAX Pearl Equities. Although we cannot predict whether the firms that participated in our ERPs will continue to provide the same level of order flow to our exchanges after this offering, we believe that we have demonstrated to these firms the advantages that we offer and that they will continue to drive order flow to us based on their positive experiences.
Successful History of M&A and Strategic Investments
We have successfully used M&A to drive growth in our business through the acquisitions of MGEX, BSX, Dorman Trading and LedgerX. In addition, we have made a number of strategic minority equity investments in companies that offer us access to commercial opportunities to develop new products and accelerate the growth of our business.
One of our key investments was in T3 (developer of innovative volatility indexes, including SPIKES, YLDVOL, BitVol, EthVol, and other indexes). We own an 18.0% common equity interest in T3 on a fully diluted basis.
Deep, Highly Experienced Team
Our core team members have extensive experience in the financial markets covering a wide range of functions including trading, clearing, order routing, trading and clearing technology, exchange operations, clearing operations, finance, legal and regulatory with many team members being with us since inception. This depth of experience has enabled us to accumulate the knowledge, relationships and capabilities needed to serve complex, dynamic and highly regulated markets and foster a culture of collaborative innovation with member firms, which has been an important contributor to our success to date.
Our Growth Strategy
We believe we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services and continue expanding into new asset classes and geographies. We are focused on several attractive growth opportunities in MIAX’s core markets and beyond, as described below.
Expanding our futures markets
The acquisitions of MGEX and LedgerX provide us with two vertically integrated futures exchanges and clearing platforms to list futures and options on futures  — as well as one SEF to list swaps — on new products that will be exclusive to our exchanges. This provides us an opportunity to become a substantial player in the futures market and grow our product suite. We are currently in the process of making significant investments in MGEX, to transform it from an agricultural focused market to a full solution DCM and DCO, both in terms of product and technology.

The MGEX DCO license, which is an unrestricted license as it relates to futures and options on futures, allows MGEX to offer margin on cleared positions. This presents a significant growth opportunity in the area of clearing as a service as we focus on establishing relationships with entities that want to clear their products in a regulated environment with full margining capability. We believe that MGEX is an attractive alternative to competitor DCOs given our partnership approach and track record of innovation and product development. For example, MGEX serves as the exclusive venue for the clearing of two physically-settled Bitcoin futures contracts listed for trading on the Bitnomial Exchange (a Bitcoin derivatives exchange). The following Bitnomial digital asset products are cleared by MGEX under the MGEX DCO license: the Bitnomial Bitcoin Futures Contract and Bitnomial Deci Bitcoin Futures Contract. This clearing service is regulated under the MGEX DCO license.
In addition, MGEX has entered into an agreement to provide clearing services to Intelligent Medicine Exchange (IMX™), which is developing a futures marketplace based on multiple aspects of the health care economy, for certain cash-settled futures and options on futures contracts. IMX has filed for regulatory approval to become a DCM.
In October 2022, we acquired Dorman Trading, a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.
In May 2023, we acquired LedgerX, which is registered with the CFTC as a SEF, DCO, and DCM and obtained regulatory approval from the CFTC to trade and clear fully collateralized futures, options on futures and swaps. LedgerX holds a SEF, a DCO and a DCM license from the CFTC.
The licenses held by MGEX and LedgerX, including the DCM, SEF and DCO licenses, and FCM license held by Dorman Trading, enable us to provide products and services in futures execution, listing and clearing.
On October 16, 2017, LedgerX commenced its principal business activities, making LedgerX the first federally regulated exchange and clearing house to list and clear fully collateralized, physically settled Bitcoin swaps and options. LedgerX began to list and clear fully collateralized, physically settled Bitcoin futures in June 2019 and began to list and clear fully collateralized, physically settled Ether swaps and options since June 2021. Unlike MGEX and most other futures markets, LedgerX participants access the LedgerX markets directly. This means investors onboard directly with the LedgerX clearing and trading platforms and not through an FCM.
The acquisition of LedgerX provides us with a second venue in the U.S. futures market, positioning MIAX as a multi-asset exchange operator across multiple venues not only in options and equities but in futures as well. LedgerX also allows us to list and trade swaps products through its SEF license. LedgerX also offers clearing as a service to other DCMs regulated by the CFTC.
Expanding our product offerings
In December 2020, we launched our first SPIKES Volatility proprietary product on the MGEX platform. We believe we have a significant growth opportunity to create a SPIKES Volatility ecosystem of products such as futures, options, ETPs, OTC, indices and data and analytics to create a powerful franchise around each product.
We continue to focus on expanding our product offerings and expect to launch several additional products, including futures and options on cryptocurrency, diamonds and other financial futures. Launch of any additional products will be subject to our receipt of required regulatory approval, and we cannot currently predict the timing of the launch of these or any other new products. The timing of the launch of new products and services will also be subject to market conditions, customer interest and other Company resources.
Products planned for MGEX as discussed above under “— Our Competitive Strengths — Focus on Innovation and Product Development” include cash-settled futures contracts on Bitcoin, options on Bitcoin futures contracts, options on the SPIKES future contract as well as mini SPIKES futures contracts.

In addition, the bankruptcy of FTX and the bankruptcies of other digital asset platforms has brought increased scrutiny to the digital asset industry. See “Risk Factors  — Risks Relating to Our Ownership of LedgerX—The past, current and future operation of LedgerX may increase our regulatory costs and risks.”
Growing our options business
We plan to continue expanding our market share in options by continually monitoring the competitiveness of our fees and pricing models, improving our technology, adding functionality and market models. Our execution capability, system reliability and leading customer service, especially during times of volatility, have been key differentiators in increasing our market share and relevance.
As we continue to build scale and grow our market position, MIAX expects to attract increased membership and volume through additional functionality and market models, increased penetration into the existing membership base and expanded use and sale of market data and analytics products across our multi-listed and proprietary product offerings.
Growing our cash equities exchange
Leveraging the scalability of our team and technology, and following the success of our options exchanges, management set out to build MIAX Pearl Equities to provide a transparent, low-cost venue that leverages our technology and superior customer service. Following a successful launch of MIAX Pearl Equities in September 2020, we have continued to add members, build market share and experience increased volumes, reporting record monthly volume of 4.4 billion shares and a record market share of 1.5% in March 2023.
We intend to introduce additional functionality, expand our data and analytics offerings, and implement pricing incentives to increase member participation and grow our diverse membership base and ecosystem to capture additional market share and enhance our position in the cash equities space.
Further monetizing and enhancing our data and analytics capabilities
As we increase our market share in core markets, the relevance of our market data products grows in value. We believe we are at an inflection point in our ability to further commercialize our market data. We are not encumbered by legacy systems or reliant on our core data revenues to date, so we have significant flexibility in how we monetize and distribute our data, providing an attractive growth opportunity. Our proprietary products will also provide an additional avenue to create exclusive data and analytics products for our customers. We believe our strategic investments also create opportunities for development of additional products as well as data and analytics offerings.
BSX also has recently begun publishing MIAX Pearl Equities market data to the Pyth Network, a decentralized cross-chain data provider for financial market data distribution built on the Solana blockchain. The inclusion of this market data gives users access to real-time, top-of-book data from the MIAX Pearl Equities order book in the DeFi space and creates new opportunities for the use of our market data. BSX earns tokens for the data it provides to the Pyth Network. As of December 31, 2022 and March 31, 2023, the value of the tokens held by BSX in an account with FTX, or to be issued to BSX in the future, was immaterial and, as described in the section above, as a result of the FTX bankruptcy, these tokens are no longer accessible and may not be recoverable. The Pyth Foundation has requested the FTX Bankruptcy Court to lift a stay related to the Pyth tokens which were primarily held in FTX accounts, and permit the reminting tokens, which request was granted on June 23, 2023. As a result, it is expected that BSX may be reissued tokens although no specific timeline for such reissuance has been announced. BSX plans to hold any replacement Pyth tokens that it receives for the now-inaccessible Pyth tokens, as well as any Pyth tokens it receives in exchange for data provided to the Pyth network generally (based on the quality of the market data), in a non-FTX replacement account that may be a hot or cold wallet. There are risks related to holding the Pyth tokens in a hot wallet including risks related to theft of the tokens or inaccessibility of the tokens in the event of a bankruptcy of the entity where the tokens are stored.
Increasing our international presence
The acquisition of BSX provides us with an opportunity to position ourselves as a leader among international exchange listing venues by utilizing BSX’s numerous international recognitions and position as the global leader in the listing of ILS. BSX provides us with a venue to expand our leading MIAX technology, derivatives trading and regulatory expertise to address emerging markets, such as cryptocurrencies and digital assets, and provide BSX with additional support in the evolving global (re)insurance risk market.
The Bermuda regulatory environment also provides us with an attractive opportunity for introducing innovative cryptocurrency and digital asset products on BSX. Bermuda is recognized as a global leader in the regulation of cryptocurrency and digital assets through the development and introduction of a comprehensive regulatory and legislative framework known as the Digital Asset Business Act. We expect that any digital asset products launched on BSX would not be made available to U.S. persons unless such persons are eligible under applicable law and we would, in consultation with counsel, implement appropriate procedures to ensure that the investors in any products meet the eligibility requirements of such products.
BSX is growing its team with staff additions to increase business development and marketing activities in its key markets: London, New York and South America. In November 2021, BSX moved into its new headquarters, “Exchange House” located in Hamilton, Bermuda, which provides BSX with the ability to expand its operational footprint as its business grows. We have invested in BSX corporate technology infrastructure and integrated it into the MIAX corporate technology infrastructure to enable BSX to leverage MIAX’s leading technology as it expands its operations.
Our Strategic Investments
We have entered into a number of strategic investments across a range of capital markets sectors which has given us differentiated access to business opportunities and has helped us accelerate the development of new products. Our strategy for these investments is to capitalize on synergies between existing MIAX infrastructure, platforms and customers, with an emphasis on developing new and innovative commercial and trading opportunities for our members and other market participants. We make investments to secure favorable product and commercial opportunities, to drive revenue growth and to further build out our competitive advantage. Our investments are strategic, tied to a commercial opportunity, whether a proprietary product listed on one of our exchanges, a data product or service, a technology solution, or some other opportunity that can leverage an existing MIAX asset. Our investments in these companies generally allow us to work very closely with the respective management teams to maximize the chances of success for our commercial opportunities. We leverage our deep industry relationships to get very early looks at these opportunities, and are continually vetting new opportunities, all through this strategic lens. Some of these strategic investments are made alongside and together with strategic co-investors. As of December 31, 2022, we had total investments of $16.6 million in these businesses, ranging in size from $0.5 million to $5.0 million. These investments are held on our balance sheet at cost less any impairment.
We made our first strategic investment in 2016, in Ledger Holdings, the parent company of LedgerX LLC, one of the first CFTC approved regulated trading platforms and clearing houses specifically designed for cryptocurrencies and digital assets. This investment gave us insight into the regulatory framework of futures exchanges and clearing, laying the foundation for the acquisition of MGEX. Ledger Holdings was acquired by WRS in October 2021, resulting in a significant return on our investment. Since that first investment, we have continued to follow the same strategic investment approach, selectively identifying a number of opportunities to add to our portfolio. In May 2023, we acquired 100% of the membership interests of LedgerX from Ledger Holdings in the FTX Bankruptcy.
One of our strategic investments was in T3i Pty LTD. T3 is a research-driven index provider that specializes in developing innovative volatility and option related indexes across asset classes. In addition to our investment in T3, we have entered into an exclusive license and commercialization agreement with T3 that serves as a product pipeline for us. We collaborated with T3 to launch the SPIKES Volatility Index (SPIKE), a measure of the expected 30-day volatility in the SPDR S&P 500 ETF (SPY), as well as ConvexityShares, an ETP issuer launched two SPIKES-based ETPs (1x and 1.5x long the SPIKES Index) in August 2022. We currently list cash-settled futures and options on the SPIKES Index. We also intend to launch futures and options on a number of other volatility indexes developed by T3, on both MIAX and MGEX. We agreed to provide the necessary initial capital and support for the establishment of ConvexityShares and the development and launch of the initial exchange-traded products issued by ConvexityShares. We will provide ongoing support to ConvexityShares, in the form of legal, accounting and administrative services, as well as additional capital as needed for ConvexityShares, until break-even. These products are organized as commodity pools and are registered with the SEC under the Securities Act. The products are listed and traded on NYSE Arca. MIAX Futures, LLC has a 51.0% ownership stake in ConvexityShares.
We continue to identify and evaluate similar investment and commercialization opportunities, including listing, trading and clearing solutions in cryptocurrency and digital asset markets, environmental commodities, climate change risk and other asset classes. We also look for ways we can compete and leverage our technology and expertise in the DeFi space.
Our Technology
Technology is a key component of our business strategy and we regard it as crucial to our success. We have developed our own proprietary technology platform. Our MIAX Exchange platform employs monitoring, security and risk management tools that provide significant benefits for market participants trading on the MIAX Exchanges and have become industry standard. This platform was custom built by our experienced technology team well-versed in the unique functional and performance demands of equities and derivatives trading. Many of the team members have been with us since inception and have a deep understanding of our technology infrastructure. We believe our innovative technology platform coupled with our award-winning customer service sets us apart from our competitors.
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Throughput is a measurement of the rate at which an exchange can process quotes and orders in aggregate. This is an important benchmark at times of market stress and can have a significant impact on latency. Throughput is an especially significant benchmark in the options markets given the number of products traded (in excess of one million options). Consistent behavior even in times of market stress will generally improve the quality of an exchanges displayed markets and quality of executions and reduce negative expectancy trades, thereby allowing liquidity providers to offer better markets with less risk.

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Latency is a measurement of the time it takes to receive, fully transact and reply to a market participant’s quote or order. Latency is an important factor in the quality of liquidity posted at an exchange.

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Determinism is a measurement of how frequently the ordering of market updates received at the edge of the exchange network are preserved all the way through the system to the matching engine. Our MIAX Emerald Exchange system is extremely deterministic and sequences orders that arrive within as low as eight nanoseconds of each other which is critical to the predictability of execution. Preserving this ordering is highly desired by exchange participants that invest in technology to be the fastest at reacting to market updates.

Our interface solutions facilitate well defined and easy to implement industry accepted approaches to integration with our trading platform, creating greater flexibility and ease of use. We use the same base technology across all of our MIAX Exchange equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and allows for uniformity of customer experience. This allows us to quickly launch new markets and products and provides us with significant operating leverage. We also offer a number of customer interfaces, including MIAX Exchange binary interfaces, data feeds and FIX gateway for orders. Latency equalized cross-connects in the primary data center ensures fair and cost-efficient access to the MIAX Exchange systems.
Our MIAX Exchange trading platform was originally built to meet the high-performance quoting demands of the U.S. options trading industry. We are regarded as a market leader relative to many of our peers with respect to our technology based on feedback from our customers. We differentiate our trading platform with our throughput, latency, reliability and wire-order determinism.
The MIAX Exchange platform undergoes continuous automated testing to ensure high reliability together with advanced monitoring and systems security. The platform is highly resilient, with MIAX exchanges delivering 99.9998% operational uptime since inception with no software failures or software version fallbacks since launch. Our exchanges also maintain a geographically diverse disaster recovery center from our primary data centers to ensure continuous operation including systems infrastructure and operations.

The MIAX Exchanges maintain primary and disaster recovery connections to the various National Market System facilities such as CTS, UTP, OCC, DTCC, CAT and FINRA.
Our MIAX Exchange platform has received numerous recognitions in the industry including recognition for exceptional customer service and innovative product development including most recently at the 2023 Fund Intelligence Operations and Service Award, where MIAX received an award for “Best Trading Platform”. At the 2022 Fund Intelligence Operations and Service Award MIAX received an award for “Best Options Trading Platform.” MIAX was also recognized for the “Most Innovative Exchange Technology” in 2021 and received the same award in both 2019 and 2020 when it was known as the Fund Technology & WSL Awards. Fund Intelligence is the operator of the Fund Technology and WSL Awards. For over 20 years the Fund Technology and WSL Awards have highlighted the top achieving firms in the U.S. fund management trading and front office space, while the Operations and Services Awards have celebrated the best vendors supporting fund groups’ back/middle office and other legal and operational functions. In 2022, the two awards were combined into the Fund Intelligence Operations & Services Awards. Participants interested in being considered for an award must respond in writing to a number of questions concerning the company and their products, services and technology. The responses are then reviewed by a panel of independent judges selected by Fund Intelligence.
In 2023 MIAX was also selected as one of 40 organizations in the inaugural TabbFORUM’s NOVA Awards, which honor the financial industry’s ongoing commitment to technology-driven innovation. NOVA Awards selections are the result of TabbFORUM research, nominations and recommendations solicited from the financial community, and take into account the role of innovation within an organization, as well as the organization’s industry impact and leadership.
The MGEX DCO operates on proprietary technology, which we have recently upgraded to support our growing portfolio of new products and enhance customer experience. We implemented a new MGEX clearing system in the second quarter of 2023. The MGEX DCM currently operates on the CME Globex platform for the MGEX trading system. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or on such later date as agreed to by the parties, at which time we intend to implement our own trading system for MGEX. We plan to develop our own MGEX trading system for the trading of products as they come off the CME Globex platform.
LedgerX currently operates the LedgerX DCO, DCM and SEF on its own technology stack, which enables vertically integrated matching and clearing. LedgerX’s proprietary technology stack includes matching, clearing, reporting and supporting software developed by LedgerX employees and contractors. This software makes use of open-source libraries commonly used in proprietary software. Market surveillance technology utilized by LedgerX is provided by an external vendor. We are currently in the process of assessing the LedgerX technology and may determine to upgrade or replace this technology to support new products and functionality and to enhance customer experience.
Our Customers
Our equities and options customers are SEC-registered broker-dealers and the sponsored access clients of those broker-dealers. As of March 31, 2023, the MIAX Exchanges had a total of 172 members, including 46 exchange members on MIAX Options, 40 exchange members on MIAX Pearl, 36 exchange members on MIAX Emerald, and 50 exchange members on MIAX Pearl Equities. Our total number of members includes 66 distinct firms. These members include sell side banks, proprietary trading firms and market makers, as well as buy side institutions, hedge funds and retail customers participating via broker-dealers.
MGEX is a DCM and DCO under the CFTC, providing DCM and DCO services in an array of asset classes. Customers on MGEX have historically consisted of large agricultural trading firms and other corporate customers. As MGEX has evolved from a predominantly agricultural exchange to a diversified financial futures exchange, we have attracted several additional broker-dealer customers. As of March 31, 2023, we had 14 clearing members on MGEX, most of which are FCMs. Additional FCMs access MGEX’s markets through relationships with existing clearing members.
LedgerX is a DCM, SEF and DCO under the CFTC, providing DCM, SEF and DCO services. Customers on LedgerX have historically consisted of both retail and institutional investors. There were 603 participants on LedgerX that executed at least one trade in March 2023.

BSX trading memberships are available to international brokers who meet BSX requirements, without limitation on numbers. International firms wishing to become trading members must incorporate a subsidiary in Bermuda as an exempted company, meet the minimum net capital requirements of BSX, and pay BSX trading membership fees. As of March 31, 2023, we had 17 exchange members on BSX.
Dorman Trading provides futures clearing and execution services for introducing brokers, retail customers, international clients and professional traders.
We have developed strong relationships with our core trading firms through our ERPs. All of our ERPs provided participating exchange member firms with the right to acquire equity in MIH in exchange for payment of an initial purchase price or the prepayment of certain exchange fees and the achievement of certain liquidity volume thresholds on MIAX Options, MIAX Pearl, or MIAX Pearl Equities, as applicable. The ERPs helped to strategically align our trading firms, order flow providers and market makers with MIAX; enhance liquidity and overall levels of trading volume for all other participants on exchange; build market share and provide upfront capital to support investment and the growth of MIAX. The relationships also provide opportunities for us to venture into new marketplaces or asset classes.
There may be a conflict of interest between our non-member stockholders and our stockholders who are also members of our exchanges. The amount of profit that members derive from their trading activities are, in part, dependent on the fees they are charged to trade and access our markets, and the rules and structure of our markets. As a result, members who are also our stockholders may not have the same economic interests as holders of our non-member holders. In addition, our stockholder-members may have differing interests among themselves depending on the roles they serve in our markets, their methods of trading and the products they trade. Consequently, stockholder-members may advocate that we enhance and protect their clearing and trading opportunities and the value of their trading privileges over their investment in our capital stock, if any.
Our Sales and Marketing Approach
Our sales and marketing strategy is focused primarily on educating market participants about our value proposition, services and products including proprietary products and leading technology. Through targeted communications and meetings, as well as our presence at industry trade conferences and participation in industry forums, we focus on educating existing and prospective customers about the benefits of using our markets and products. Our team operates with a highly integrated approach across sales, technology, trading operations and senior management when interacting with clients so the full benefits of our offering are properly demonstrated from day one.
We operate with high standards of customer service throughout the customer lifecycle. We can onboard customers quickly and efficiently and our embedded customer operations team provides high quality support to members. Our team has a deep understanding of both our products and our technology, so customers are given real-time answers to any issues or queries they may have.
Competition
The market for execution services is intensely competitive in the asset classes in which we operate. See “Risk Factors — Risks Related to Our Business.” We face intense competition and compete with a broad range of market participants globally. Further consolidation and alliances among our securities trading competitors could impair our competitive position”.
Securities market participants have multiple venue choices for the execution of orders. In addition to national securities equities exchanges, in the United States, these venues include numerous ATSs, many of which operate as “dark pools” owned by our principal investors and broker-dealers who internalize orders for execution.
Competition in Our Exchange Businesses
We compete in the United States in listed equity options against exchanges owned by Cboe, Nasdaq, Intercontinental Exchange, Inc. (“ICE”) and BOX Holdings Group LLC (“Box”). In addition, the Members Exchange (“MEMX”) has announced its intention to launch an options exchange and on April 21, 2022 filed proposed options trading rules with the SEC. The SEC approved these rules for trading on August 8, 2022. We compete in the U.S. listed cash equity securities market against exchanges owned by Cboe, Nasdaq, ICE, The Investors Exchange (“IEX”), MEMX, the Long Term Stock Exchange (“LTSE”), other regional exchanges and several ATSs. In addition, the 24X National Exchange LLC (“24X”) has announced its intention to launch an equities exchange in the U.S. that would trade 24 hours per day and on March 25, 2022 filed a national securities exchange application with the SEC. MGEX and LedgerX compete against futures markets owned by Cboe, CME Group and ICE. BSX competes against The London Stock Exchange, The International Stock Exchange, the Singapore Stock Exchange and the Hong Kong Stock Exchange for international insurance-linked (ILS) listings and against Euronext, Luxembourg Stock Exchange, the Vienna Stock Exchange, London Stock Exchange and The International Stock Exchange (Channel Islands) for international debt listings.
On January 27, 2022, the SEC approved BSTX, LLC (“BSTX”), which will operate as a facility of Box. BSTX is a joint venture with tZero Group, Inc., which is providing the blockchain technology. BSTX will operate an electronic price/time priority execution system for the trading of certain equity securities that are listed directly on the BSTX. Certain order and execution information that occurs in the normal course of business will be recorded by a private, permission-based blockchain accessible through an application program interface available through the internet known as the BSTX Market Data Blockchain, and this may be used by BSTX participants and non-BSTX participants. BSTX is expected to launch later this year.
In our proprietary products, we compete against other derivatives exchanges and swap execution facilities that offer similar products, as well as against financial market participants that offer similar over-the-counter derivatives.
We face competition based on technology, customer experience and price. We also face competition based on products and services offered, such as order types and risk management tools. We believe that we compete favorably with respect to these factors. However, many of our current and potential competitors are more established and substantially larger than we are, and have a substantially greater market presence, as well as greater financial, technical, marketing and other resources. In addition, many of our competitors have broader name recognition, offer a wider range of services and products and have a larger customer base than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.
Our challenge is to maximize the routing of equities and options orders from broker-dealers to the MIAX Exchanges rather than to our competitors and to convince liquidity providers to concentrate an increased amount of their market making activity on the MIAX Exchanges. We compete through a variety of methods, including:
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Offering market participants a higher quality experience that results in an efficient, transparent and liquid marketplace for trading equities and options through our electronic platforms;

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Providing advanced technology that offers broad functionality, fast execution, ease of use, scalability, reliability and security;

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Offering customers execution and the NBBO with the additional potential for price improvement;

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Offering cost-effective trading venues;

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Providing personalized service and responsiveness to client needs in the form of customer on-boarding, connectivity, testing/certification and accurate and timely responses to customer inquiries and concerns throughout the trading day;

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Providing both real time and next day trade data to permit clients to make critical trading decisions as quickly as possible, and enabling them to trade more profitably in reaction to order flow trends, directed order flow, and changing market conditions;

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Offering participants access to a broad array of products and services, including proprietary products; and

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Committing to work directly with the member firms through development of trading solutions that foster growth for the firms and profitability for their clients.

Competition in the Clearing Business
In the past few years, there has been increased competition in providing clearing services and we expect competition to continue to increase in connection with compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and other various laws and regulations. Futures contracts must be settled on the same exchange in which the contract was purchased or on a third party DCO that has an agreement in place with the futures exchange to clear its products. Competitors to MGEX and LedgerX in the clearing services space include, among others, companies such as CME, ICE and the OCC. In light of the implementation of new regulatory requirements and other reforms of the financial services industry, we believe that other exchanges and infrastructure providers also may undertake to provide clearing and other related post-trade services, such as Nodal Exchange, LLC and CBOE Clear Digital, LLC in the United States, as CFTC regulated DCOs.
We believe competition in clearing services is based on, among other things, the value of providing customers with capital and margin efficiencies; quality and reliability of the services; creditworthiness of the clearing house; regulatory costs; timely delivery of the services; reputation; diversity of the service offerings; confidentiality of positions and information security protective measures; and the fees charged for the services provided.
Competition in the FCM Business
Dorman Trading is also affected by price competition. It competes with other FCMs primarily on the basis of price and service. A number of its competitors have greater financial, technical, marketing and other resources than does Dorman Trading. Some of them offer superior technology and a wider range of services and products than Dorman Trading offers, are larger and better capitalized, have greater name recognition, and have more extensive client bases.
Competition in our Market Data Business
Demand for our market data faces competition from other securities exchanges, technology companies, third-party market data providers and information and software vendors, who have their own substantial market data distribution capabilities that serve as alternative means for receiving open market data feeds instead of connecting directly to our exchanges or trading venues. The sale of our proprietary data products is also under competitive threat from ATSs and trading venues that offer similar products. Distributors and consumers of our market data may also use our market data as an input into a product that competes against one of our traded or cleared products.
Intellectual Property
We believe that our intellectual property portfolio provides us with an important competitive advantage. We own three issued patents in the United States, one issued patent in the Gulf Cooperation Council and one pending application in the Gulf Cooperation Council. These patents cover certain aspects of our technology and services. The actual protection afforded by these patents varies depending on the scope of coverage of each individual patent as well as the availability of legal remedies in each jurisdiction.
Trade secrets are an important element of our intellectual property. Many of the technologies used in our business and the services we provide are kept as trade secrets. We take steps to protect our trade secrets, including by restricting access to only those who need to know, entering into confidentiality and invention assignment agreements with employees and consultants and utilizing non-disclosure agreements with third parties with whom we conduct business.
We own many of the product names, trademarks and service marks used in conjunction with our technologies and services. MIAX®, MIAX Options®, MIAX PRIME®, MIAX Technologies®, MIAX Pearl®, MIAX Emerald® and LedgerX®, are our registered U.S. trademarks or service marks. We have also filed applications to register trademarks in the U.S. that are currently pending and/or have common law rights. MIAX Sapphire™ and MIAX Velocity Index™ are currently pending.
We also use intellectual property that is owned by third parties pursuant to licenses and services agreements. We have licensed rights to certain financial indexes, certain exchange platform technology and market data. We have an exclusive license with T3 and Triple Three Partners Pty LTD (the “T3 Agreement”) to create derivative products on certain volatility and other financial indexes owned by T3. The initial term of the T3 Agreement is twenty years from the date of launch of SPIKES (i.e., initial term expires in February 2039). Following the initial term, the license will automatically renew for two ten-year renewal terms, if at the time of each renewal period, certain milestones are met.
Services Agreements
We have a services agreement with SMARTS Market Surveillance Pty Ltd (the “Nasdaq Agreement”) for surveillance monitoring of certain data for the MGEX Exchange. The Nasdaq Agreement remains in force unless terminated by either party with one-month notice. We have a technology and services agreement with Nasdaq OMX (the “Nasdaq OMX Agreement”) for certain software and services related to order entry on BSX. The initial term of the Nasdaq OMX Agreement expired April 4, 2018. The parties entered into an extension agreement extending the term to of the Nasdaq OMX Agreement to April 4, 2024. MGEX has a services agreement with CME for the MGEX trading system, offering global distribution for MGEX‑listed products. The MGEX agreement with CME for the CME Globex system will terminate in January 2024, or such later date as agreed to by the parties, at which time we intend to provide our own trading system for MGEX. We have a license agreement with Vesica Technologies, Inc. (the “Vesica Agreement”) for certain technology for providing customizable data for certain markets. The initial term of the Vesica Agreement is through April 5, 2024. Following the initial term, the license will automatically renew for a term of one year. We have a services agreement with Solactive AG for certain index calculation services for our SPIKES Volatility Index. The term is indefinite. We have a services agreement with Devexperts Inc. (the “Devexperts Agreement”) for certain market data and index calculation and distribution services which automatically renews on an annual basis. The number of renewal terms is not limited. Dorman Trading has a services agreement with FIS Capital Markets US LLC (the “FIS Agreement”) for certain back-office clearing and accounting services. The current term of the FIS Agreement expires February 1, 2024. LedgerX has a standard services agreement with Amazon Web Services for cloud computing, configurable storage, and network resources and services. The AWS Agreement remains in force unless terminated by either party (upon closing all accounts for LedgerX and upon thirty days’ notice for AWS).
Human Capital
We recognize that attracting, motivating and retaining talented employees at all levels is critical to our success and growth strategy. We have made a number of strategic new hires and promotions which will bring positive traction to our various initiatives. We strive to create and maintain an equitable, diverse, inclusive and empowering environment in which our employees can thrive and be inspired to make exceptional contributions to our Company and positive contributions to our local communities. We value innovation, passion, data-driven decision making, persistence and integrity.
Employees
As of March 31, 2023, we employed 267 individuals, with 190 at MIH and the MIAX Exchanges, primarily at our Princeton, New Jersey operation, 47 at MGEX, primarily at our Minneapolis, Minnesota operation, 9 at BSX, primarily at our Bermuda operation, and 21 at Dorman Trading, primarily at our Chicago, Illinois operation. Our employee base is comprised of employees involved in technology and operations as well as business development, financial, regulation, human resources, compliance, legal, administrative and managerial support.
None of our employees are represented by a labor union or party to a collective bargaining agreement. Management believes that we have strong relationships with our employees, and we have never experienced a work stoppage.
Diversity
We are committed to achieving diversity on our board of directors, management team, and in our employee population. Our future success will be enhanced by our ability to attract, engage and retain a diverse group of employees, as a culture of diversity and inclusion promotes creativity, collaboration and innovation, which will be important to the success of our business and defining the markets of tomorrow. We are exploring changes across our company aimed at attracting, engaging and developing a diverse employee base, and fostering an environment where all can flourish and contribute. We are also expanding our human resources recruitment team to focus on our diversity initiative. We emphasized this focus on diversity by participating in the World Federation of Exchanges’ “Ring the Bell for Gender Equality” on March 8, 2023.
As part of our diversity initiative, we formed an environmental, social and governance (“ESG”) committee in 2021, comprised of a diverse group of employees from the junior level up to executive management. The ESG committee is focused on, among other things, unlocking the potential of a variety of initiatives by applying our shared perspectives, capabilities and cultural experiences. The ESG committee is a collective voice on how we strive to promote positive change at the social, environmental and governance levels, and to create a diverse workforce that reflects the environment in which we operate. The ESG committee is open to all employees and works to put in place short-term and long-term initiatives across our Company to achieve our ESG goals, including to develop a diversity, equity and inclusion program. Our ESG subcommittees currently include the following with a focus on the noted areas:
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Environmental Impact (reducing our environmental impact);

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Diversity, Equity and Inclusion (equal opportunity, diversity and equity for our employees);

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Human Capital Management (HR related initiatives, performance and career development, training, employee health and well-being);

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Charitable Giving (charitable giving opportunities);

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Financial Literacy and ESG-Related Products (educational opportunities in the financial area and assessment of products in the ESG space);

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Board Governance and Related Matters (board and committee composition and independence, enterprise risk management, ESG policies); and

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ESG Industry Groups, ESG Standards and Regulatory Matters (engagement with sustainability-focused working groups monitoring ESG standards and regulatory development).

We also have an ESG steering committee comprised of senior management who report to the boards of directors of MIH, the MIAX Exchanges, MGEX and BSX (including members of the risk management committees) on the initiatives of the ESG committee and ESG subcommittees. Our ESG steering committee will be responsible for reviewing with the boards of directors and nominating committees, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Our boards will work with the ESG steering committee and nominating committees on assessing and adopting diversity standards, which will be reflected in our corporate governance guidelines with respect to the evaluation of director candidates. In its evaluation of director candidates, our ESG steering committee will consider a number of diversity factors such as gender, race, ethnicity and experience, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the boards of directors. The ESG steering committee will also work with the Company’s boards to develop and adopt standards to measure and evaluate our progress on short-term and long-term ESG and diversity goals. We are focused on employee outreach regarding our ESG initiatives and establishing a number of ESG-related programs that will allow employees to contribute to our ESG mission and locally within their communities.
As an equal opportunity employer, all qualified applicants receive consideration without regard to sex, race, color, ethnicity, religion, gender, sexual orientation, gender identity or expression, national origin or ancestry, citizenship status, age, disability, veteran or military status, marital status, domestic partnership or civil union status, pregnancy, or other protected status.

Competitive Compensation
We strive to provide comprehensive packages of competitive compensation and benefits in each market in which we operate, which we believe is important to ensure our employees’ health, well-being, and financial security. Our compensation program is designed to attract, retain and empower employees to successfully execute our growth strategy. We review the competitiveness of our compensation and benefits frequently.
Our compensation program seeks to retain our most talented employees in a highly dynamic, competitive market, while also engaging and exciting current and future employees who possess the leading skills and competencies needed for us to achieve our strategy and objectives. Our compensation program is comprised of base salary, an annual cash bonus incentive program based on employee performance and long-term equity incentive awards. The long-term equity awards are designed to align our employee interests with those of our stockholders. In addition to cash and equity compensation, we also offer employee benefits such as health (medical, dental and vision) insurance, life insurance, paid time off and a U.S. 401(k) plan with our Company matching a portion of employees’ contribution.
Employee Development
Employee development is critical to our success. Career development and training opportunities are available throughout our ranks, including both Company-wide “lunch and learns” and self-directed learning from a wide array of available resources. Through our health insurance employee assistance plans, employees can receive free and discounted counseling services for dealing with traumatic life events, mental health issues and stress, as well as general wellness programs. We also offer employees a discounted gym membership to our gym facilities located in our Princeton, New Jersey location.
We expect employees to perform their duties to the best of their ability and to develop their competencies for career growth. We recognize the need to provide ongoing, timely and constructive performance feedback. Our aim is to provide employees with performance feedback on an annual basis, with most of our managers providing feedback to their reports on a more regular basis. We believe this drives the professional development of our employees while also providing fair and equitable rewards and recognition.
To further these efforts, through our insurance provider, employees can sign up for the HorizonBfit program that creates an opportunity to elevate employee health consciousness while we execute our wellness vision and strategies. With the global pandemic beginning in 2020, there was further focus on our various employee assistance programs provided by the health insurance policy offered to employees, which were strengthened with a diverse set of mental health resources aimed at supporting our employees during a unique and challenging time.
We also continue to create an open and frank atmosphere in which any grievance, complaint, suggestion, or question receives a timely response. We offer a whistleblower hotline for complaints, which can be made anonymously. Additionally, employees can raise questions and suggestions to the Human Resources department in-person and are responded to individually or addressed at our Town Hall meetings. The objective of these Town Halls is to provide employees with an update on company news, share updates from major business lines, as well as provide a forum to ask questions and offer feedback. Town Halls can include updates on anything from legislation that may impact our business to ESG topics. Employees are encouraged to participate in free flow of information and communication and to offer positive and constructive feedback in furtherance of active transparency.
Facilities
Our executive offices, technology development center and the National Operations Center for MIAX are located in Princeton, New Jersey. Additional offices and a multi-purpose training, meeting and conference center are part of MIAX’s state-of-the-art facility in Miami, Florida. We also own The Grain Exchange, a campus of three historic buildings with architectural features that date as far back as 120 years located in downtown Minneapolis and listed in the National Register of Historic Places. The Grain Exchange campus has a total of 325,000 square feet of space. The historic MGEX trading floor is located in the Main Building of the campus and occupies approximately 16,400 square feet. As of March 31, 2023, MGEX leased approximately 123,000 square feet of space to various tenants. BSX operating facilities are located at

Exchange House in Hamilton, Bermuda and Dorman Trading operating facilities are located in Chicago, Illinois. The executive offices for LedgerX are located in our Princeton, New Jersey headquarters. Our principal properties as of March 31, 2023 are listed in the table below:
Location	Classification	Owned/Leased	Lease Expiration	Occupancy Purpose
755 Secaucus Rd Secaucus, NJ	Data Center	Leased	2023 – 2024	MIAX Exchanges/Primary and Backup
275 Hartz Way Secaucus, NJ	Data Center	Leased	2023	MIAX Exchanges/Primary and Backup
350 East Cermack Rd Chicago, IL	Data Center	Leased	2023	MIAX Exchanges/Backup and Disaster Recovery
393 Inverness Parkway Englewood, CO	Data Center	Leased	2023	MGEX Backup/Disaster Recovery
BTC Hamilton Exchange Hamilton, Bermuda	Data Center	Leased	Month to Month	Bermuda Primary/Secondary
7 Roszel Road Princeton, NJ	Office Space	Leased	2026	MIAX Exchanges
1450 Brickell Ave Miami, FL	Office Space	Leased	2027	MIH
130 Grain Exchange Building 400 South 4th Street Minneapolis, MN	Office Space	Owned	N/A	MGEX Exchange
110 Pitts Bay Rd Pembroke, Bermuda	Office Space	Leased	2026	BSX Exchange
141 W. Jackson Blvd Chicago, Illinois	Office Space	Leased	2025	Dorman Trading
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources and other factors.
General
As a self-regulatory organization under the jurisdiction of the SEC, and as a DCO, SEF and DCM under the jurisdiction of the CFTC, and a registered exchange under the jurisdiction of the BMA, the MIAX Exchanges, MGEX, LedgerX and BSX, respectively, are subject to routine reviews and inspections by the SEC, CFTC and BMA. Dorman, as a registered FCM, is regulated by the CFTC and is subject to routine reviews and inspections by the CFTC and NFA. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
In the normal course of our business, we are exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.
Except as described below, we are not currently a party to any legal proceeding, the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.
Nasdaq Matter
On September 1, 2017, Nasdaq, Inc., filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to

Nasdaq’s electronic trading technology and platforms. The Company subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against the Company under the six patents at issue were invalided by the PTAB in 2019 (the “PTAB Final Written Decisions”). On February 28, 2022 Nasdaq filed Requests for the USPTO Director to Review the PTAB’s Final Written Decisions, which invalidated the patents asserted against the Company in litigation (“Review Requests”). On June 7, 2022, the USPTO Director denied Nasdaq’s Review Requests of the PTAB Final Written Decisions.
On August 31, 2021, the Company filed an Answer and Counterclaims in the NJ District Court. The Company’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. The Company is seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB’s Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. The Company filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. The Company filed a motion to dismiss Nasdaq’s trade secret misappropriation claims on September 2, 2022. Nasdaq filed a motion to dismiss the Company’s Counterclaims on September 19, 2022. On July 25, 2023, the Court denied the Company’s motion to dismiss Nasdaq’s trade secret claims and also denied Nasdaq’s motion to dismiss the Company’s counterclaims. The Court granted Nasdaq’s motion to stay and bifurcate the Company’s counterclaims. Accordingly, the trade secret case is currently proceeding and the Company’s counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate the Company’s counterclaims against Nasdaq. The parties are engaged in discovery in connection with the trade secret case. The Company intends to continue defending its interest in this matter vigorously.
SPIKES Order
On November 24, 2020, the SEC issued an Exemptive Order (Release No. 34-90510), which allowed for the listing of SPIKES Futures as a futures contract on MGEX a DCM and DCO that is subject to the jurisdiction of the CFTC.
On January 22, 2021, Cboe Futures Exchange, LLC petitioned the U.S. Court of Appeals for the District of Columbia Circuit to overturn the SEC Order on the grounds that the order was “arbitrary, capricious, an abuse of discretion and otherwise not in accordance with law” (the “Petition”). MGEX made a motion for leave to intervene in this case as an interested party on February 19, 2021, which was granted on March 25, 2021. As of June 28, 2022, briefing in this matter was complete. Oral arguments in the matter were held on October 28, 2022.
In response to this challenge, the Court can either (1) affirm the SEC Order, (2) remand the SEC Order back to the SEC to address any deficiencies identified by the Court, but leave the SEC Order in effect, or (3) vacate the SEC Order. If the Court chooses to vacate the SEC Order, we may need to seek other regulatory relief in order to continue to list SPIKES Futures as a futures contract. The scope and nature of that relief would depend on the Court’s basis for vacating the SEC Order, but it may include, for example, seeking exemptive relief or other orders from the SEC and/or the CFTC. In the event that the Court vacates the SEC Order, we cannot guarantee that we will be successful in obtaining any necessary relief and there may be disruptions to trading in the SPIKES Futures market (up to and including cessation of trading) while we assess the legal and regulatory impact of the Court’s decision to vacate the SEC Order.
Regulatory Environment and Compliance
Various aspects of our business are subject to regulation by the SEC, the CFTC and the BMA, and market participants may be subject to regulation by the SEC, CFTC, FINRA, NFA, Board of Governors of the Federal Reserve, U.S. Department of the Treasury and/or foreign regulators. Each of the MIAX

Exchanges, MGEX, LedgerX and BSX has rules pertaining to their respective disciplinary processes. The following is a discussion of the more significant areas of regulation of us by the SEC, the CFTC and BMA.
SEC Regulation — the MIAX Exchanges and MGEX
Federal securities laws have established a two-tiered system for the regulation of securities exchanges and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations. The second tier consists of SROs, which include national securities exchanges such as the MIAX Exchanges, which are non-governmental entities that must register with and are regulated by the SEC. To the extent common rules and common members exist between SROs, these supervisory duties can be delegated by SEC-approved plans among SROs. An SRO can also contractually outsource these supervisory duties to another SRO through a regulatory services agreement (“RSA”); however, in such cases, the SRO outsourcing the duties remains ultimately responsible and liable for the performance of the supervisory duties.
We currently operate three options markets and one cash equity market in the United States regulated by the SEC. We operate MIAX Options pursuant to the SRO license of Miami International Securities Exchanges, LLC; MIAX Pearl and MIAX Pearl Equities pursuant to the SRO license of MIAX Pearl, LLC; and MIAX Emerald pursuant to the MIAX Emerald, LLC SRO license. We refer to the foregoing collectively as the MIAX Exchanges. As SROs, each entity has separate rules pertaining to its broker-dealer members. Broker-dealers that choose to become members of our exchanges are subject to the rules of those exchanges.
SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo an application and review process with the SEC prior to beginning operations. Among other things, the SEC must determine that the SRO has the ability to carry out the purposes of the Exchange Act and to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.
In general, an exchange SRO is responsible for operating its trading platforms consistent with its rules and regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs and, among other things, provide that at least 20% of its directors be member representative directors and a majority of its directors not be associated with a member of the exchange or with a broker or dealer. To comply with this requirement, the MIAX Exchanges have adopted structural and governance standards, including that their bylaws require a certain number of directors to be representatives of their members. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act.
As registered national securities exchanges, virtually all facets of our exchange operations are subject to the SEC’s oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including record keeping and the day-to-day responsibilities for market operations and broker-dealer oversight, including evaluating and authorizing broker-dealer applicants for exchange membership, conducting automated surveillance of trading occurring on the MIAX Exchanges, performing examinations of members, conducting investigations when potential misconduct is identified, and bringing disciplinary actions against members when warranted. Furthermore, as SROs, the MIAX Exchanges are potentially subject to regulatory or legal action by the SEC. The SEC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke any of the MIAX Exchange’s designation as a registered securities exchange or remove or censure any of our officers or directors who violate applicable laws or regulations.
We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make records available to the SEC for examination. In addition, the MIAX Exchanges are subject to periodic inspection by SEC staff and will continue to be subject to such inspection in the future. To the extent such reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our competitive position.
Section 19 of the Exchange Act also requires the MIAX Exchanges to submit to the SEC proposed changes to any of their respective rules, policies and practices, including revisions of their respective certificates of incorporation, bylaws, or other governing documents or those of MIH, their parent company. The SEC will typically publish the proposal for public comment, after which the SEC may approve or disapprove the proposal, as it deems appropriate. Certain categories of rule changes, like fee changes, can be effective on filing, but the SEC retains the ability to suspend or reject such filings within a prescribed period of time. The SEC’s review is designed to ensure that each of the MIAX Exchange’s rules, policies and practices are consistent with the Exchange Act and the rules and regulations thereunder.
As national securities exchanges, the MIAX Exchanges are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC and the MIAX Exchanges then pass these costs along to their members as regulatory transaction fees.
MGEX is a Securities Futures Exchange, notice registered with the SEC as a National Securities Exchange and a designated contract market and derivatives clearing organization that is subject to the jurisdiction of the CFTC. In connection with the SEC’s Exemptive Order (Release No. 34-90510), which allowed for the listing of SPIKES Futures as a futures contract on MGEX, MGEX was required to register with the SEC as a national securities exchange; however, once registered with the SEC as a national securities exchange, the SEC Order provided that MGEX will be exempt from all other requirements contained in Section 6 of the Exchange Act solely as they relate to transactions in SPIKES Futures. MGEX registered with the SEC as a national securities exchange on December 11, 2020.
Regulatory Agreements and Industry Groups — the MIAX Exchanges
The MIAX Exchanges have entered into agreements under which third parties have agreed to perform regulatory functions on behalf of its markets (e.g., RSA with FINRA). As discussed below, in certain other instances for our exchanges, a third party has been allocated the regulatory responsibility under Rule 17d-1 or Rule 17d-2 under the Exchange Act, while in others, we retain the regulatory responsibility for the activities.
Regulatory Services Agreement with FINRA
The MIAX Exchanges have entered into an agreement with FINRA under which FINRA performs certain regulatory functions on behalf of the MIAX Exchanges. The MIAX Exchanges remain responsible for the regulation of their members and marketplaces and retain the authority for bringing disciplinary actions against their members, although FINRA performs various disciplinary-related functions on behalf of the MIAX Exchanges.
Rule 17d-2 Agreements
Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, which are approved by the SEC and concern the enforcement of rules applicable to all SROs and relating to members those SROs have in common. The MIAX Exchanges have entered into certain bilateral Rule 17d-2 agreements under which FINRA is allocated responsibility for enforcing certain federal securities laws and certain MIAX Exchange rules that are common with FINRA rules. The MIAX Exchanges have entered into certain other multi-party Rule 17d-2 agreements that allocate responsibility among the participating SROs, which may include the MIAX Exchanges, for ensuring that their allocated common members comply with certain rules governing, among other items, options related sales practices, options related market surveillance, insider trading, national market system, or NMS, compliance and CAT plan compliance.
Regulation NMS and Industry Plans — the MIAX Exchanges
Regulations NMS and Options Order Protection and Locked/Crossed Market Plan
MIAX Pearl Equities is subject to Regulation NMS for its cash equity markets. The MIAX Options Exchanges have joined the Options Order Protection and Locked/Crossed Market Plan. These are designed to facilitate the routing of orders among exchanges to create a national market system as mandated by the Exchange Act. One of the principal purposes of a national market system is to assure that brokers may execute investors’ orders at the best market price. Both Regulation NMS and the Options Order Protection and Locked/Crossed Market Plan require that exchanges avoid trade-throughs, locking or crossing of markets and provide market participants with electronic access to the best prices among the markets for the applicable cash equity or options order.
In addition, Regulation NMS also requires that every national securities exchange on which an NMS stock is traded and every national securities association act jointly pursuant to one or more national market system plans to disseminate consolidated information, including an NBBO, on quotations for transactions in NMS stocks and that such plan or plans provide for the dissemination of all consolidated information for an individual NMS stock through a single plan processor. We are member participants of several NMS plans, as described below.
Equities Consolidated Insider Trading (CIT) Plan
MIAX Pearl Equities is a member exchange in the Consolidated Insider Trading plan (“CIT Plan”), which provides for the joint surveillance, investigation and detection of insider trading on each of the participating exchanges’ equities markets. FINRA operates the CIT Plan facility.
Options Regulatory Surveillance Authority (ORSA) Plan
MIAX Options, MIAX Pearl and MIAX Emerald are member exchanges in the Options Regulatory Surveillance Authority plan (“ORSA Plan”), which provides for the joint surveillance, investigation and detection of insider trading on each of the participating exchanges’ options markets. FINRA operates the ORSA Plan facility.
Consolidated Tape Association (CTA) Plan, Consolidated Quotation System (CQS) Plan, Unlisted Trading Privileges (UTP) Plan and Options Price Regulatory (OPRA) Plan (collectively the “U.S. Tape Plans”)
MIAX Pearl Equities participates in the CTA plan (“CTA Plan”), the CQS plan (“CQS Plan”) and the UTP plan (“UTP Plan”), which disseminate certain core trading information, such as last sale reports and quotations for the U.S. equities markets. Data is derived from various market centers, including securities exchanges, FINRA and broker dealers. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the processor for CTA Plan and the CQS Plan. Intercontinental Exchange owns NYSE Technologies. Under the U.S. Tape Plans, all U.S. exchanges and associations that quote and trade exchange-listed securities must provide their data to a securities information processor for data consolidation and dissemination. See “— Recent Developments” below for proposed changes to the U.S. Tape Plans.
MIAX Options, MIAX Pearl and MIAX Emerald are also member exchanges in OPRA, the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations. The OPRA agreement, which has been approved by the SEC, sets forth a system for reporting options information that is administered by the member exchanges through OPRA, a limited liability company consisting of representatives of the member exchanges.
Options Listing Procedures (OLPP) Plan
The United States options exchanges (including MIAX Options, MIAX Pearl and MIAX Emerald) and OCC are sponsors of the OLPP plan (the “OLPP Plan”), a national market system plan which describes procedures to be followed by the parties in connection with selecting specified underlying interests for listing purposes and requesting a review of such selections. The OLPP Plan additionally describes procedures for selecting options series, determining operational procedures relative to adjustment decisions and admitting and removing plan sponsors.
Limit Up-Limit Down (LULD) Plan
MIAX Pearl Equities is a participant in the LULD plan (“LULD Plan”), which governs the establishment, operation and administration of a market-wide limit up-limit down mechanism that is intended to address extraordinary market volatility in NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS under the Exchange Act. The LULD Plan sets forth market-wide LULD requirements designed to prevent trades in individual NMS Stocks from occurring outside of the specified price bands and also governs quotations in NMS stocks.
National Market System Plan for the Selection and Reservation of Securities Symbols (ISRA) Plan
MIAX Options and MIAX Pearl Equities are participants in the Intermarket Symbol Reservation Authority plan (“ISRA Plan”), which governs the establishment, operation and administration of a uniform system for the selection and reservation of securities symbols. SROs that have joined the ISRA Plan utilize this system to reserve one- to five-character root symbols, utilizing a web-based tool developed and maintained by the OCC, the plan processor.
Order Execution Quality Disclosure Plan (Rule 605)
MIAX Pearl Equities is a participant in the order Execution Quality Disclosure Plan (Rule 605), which establishes procedures under Rule 605 of Regulation NMS (previously Rule 11Ac1-5 under the Exchange Act). Rule 605 generally requires a market center that trades Regulation NMS stocks to make available to the public monthly electronic execution reports that include uniform statistical measures of execution quality.
Consolidated Audit Trail (CAT)
In 2016, the SEC approved a plan to establish a market-wide CAT to improve regulators’ ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT, which governs the collection, processing and distribution of quotation and transaction information for securities listed on the MIAX Exchanges. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In addition to increased risk in connection with our regulatory obligations, implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs, which include the MIAX Exchanges and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members. The funding to date is provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Because the SEC has not approved a funding model that shares the cost of the CAT between SROs and broker-dealers, we believe there is a risk that SROs are not reimbursed, resulting in this impairment. Until the SEC approves a funding model, the SROs will continue to incur additional costs, which may become significant and may not be reimbursed.
Participation in Intermarket Surveillance Group — the MIAX Exchanges
The MIAX Exchanges are participants in the Intermarket Surveillance Group (“ISG”). ISG is an international information-sharing cooperative governed by a written agreement that provides for a comprehensive surveillance sharing arrangement. In addition to the agreement for confidential information sharing, the ISG provides a framework for the coordination of regulatory efforts among exchanges trading securities, commodity futures and related products to address potential intermarket manipulations and trading abuses.
Regulation SCI — the MIAX Exchanges
Regulation SCI is a set of rules designed to strengthen the technology infrastructure of the U.S. securities markets. Regulation SCI applies to national securities exchanges, operators of certain ATSs, market data information providers and clearing agencies, subjecting these entities to extensive new compliance obligations, with the goals of reducing the occurrence of technical issues that disrupt the securities markets and improving recovery time when disruptions occur. We implemented an inter-disciplinary program to ensure compliance with Regulation SCI. Regulation SCI policies and procedures were created, internal policies and procedures were updated, and an information technology governance program was developed to ensure compliance.
CFTC Regulation — MGEX and LedgerX
General.   As a DCM and DCO, MGEX and LedgerX are each registered with, and subject to, the jurisdiction of the CFTC. LedgerX is also a SEF registered with, and subject to the jurisdiction of the CFTC. In their operations as a DCM, MGEX and LedgerX each provide a derivatives exchange where futures and options on futures contracts are listed and traded. In their operation as a DCO, MGEX and LedgerX each operate a clearing house that clears and settles futures and options on futures transactions initiated, accepted and executed on a DCM. As a result, MGEX and LedgerX each function as a CCP, interposing itself between counterparties to contracts traded in one or more financial markets, becoming the counterparty to each party in a trade and thereby ensuring the future performance of open contracts.
In its regulatory oversight role, the CFTC oversees the operation of DCMs, DCOs and SEFs, each of which are required to meet legal requirements to register with the CFTC. To maintain their registrations as a DCM and DCO, MGEX and LedgerX each has an ongoing obligation to comply with applicable core principles established in the CEA and CFTC regulations. To maintain its registration as a SEF, LedgerX has an ongoing obligation to comply with applicable core principles established in the CEA and CFTC regulations.
CFTC regulations require DCOs to address netting arrangements, margin and collateral requirements, finality and settlement of funds and default procedures within their legal framework. MGEX and LedgerX each have adopted rules and procedures to address each of these areas to provide legal certainty. In addition, because MGEX has elected to be a Subpart C DCO, it is held to certain heightened risk management standards under CFTC regulations.
MGEX Clearing of Crypto-Based Products.   MGEX performs the same clearing activities for crypto-based products as it does for all other cleared products, including acting as the counterparty to each trade prior to delivery, marking open positions to market and settling accounts, collecting and maintaining performance bonds and security deposits, clearing trades, and filing all regulatory reports. However, the role of MGEX during the delivery process of Bitnomial Exchange contracts differs from other non-crypto products. Prior to delivery, MGEX increases margin requirements. On the last trading day of an expiring contract, MGEX requires clearing members to submit final long and short positions reports, which the clearing house then uses to make delivery assignments (a statement of delivery or payment obligations) that are issued to clearing members and the Bitnomial settlement facility. On the delivery day, Bitnomial facilitates the movement of Bitcoin rather than MGEX.
MGEX clears all Bitnomial transactions at the current time. In order to trade and clear Bitnomial contracts, a clearing member must first be approved by MGEX and Bitnomial, and therefore all cleared transactions involve approved clearing members. At no point during the contract lifecycle does MGEX exercise control over any crypto-asset since it does not hold private keys and the settlement facility is operated solely by Bitnomial. MGEX does not have access to or know the private keys of crypto-assets at any time, and no crypto-assets are transferred through MGEX systems. The only non-cash collateral currently accepted by MGEX is U.S. treasury bills  — MGEX Clearing does not accept crypto-assets for collateral.
MGEX monitors and manages risks of clearing crypto-based products in a variety of ways, including guaranty fund and margin requirements designed to mitigate credit risks arising from market fluctuations or volatility. MGEX conducts stress testing each day using a number of different scenarios that are constructed to evaluate the impact of a variety of extreme but plausible market scenarios on clearing member exposures. Stress scenarios are based on relevant peak volatility, market limit price fluctuations, certain value-at-risk based calculations, and multiple day/multiple clearing member default situations. MGEX uses the results from these stress tests when determining the appropriate size of the Bitnomial default pool.
In the event Bitnomial were to file for bankruptcy, MGEX would have the right to immediately terminate the clearing services agreement with Bitnomial in accordance with the terms of such agreement. Should a party fail to post sufficient collateral prior to delivery, MGEX would consider such Clearing Member in default pursuant to the MGEX Rules and its security deposits, margins and performance bonds, and any other assets available to the clearing house would be applied to discharge such Clearing Member’s obligations. Total monthly volume of contracts traded on Bitnomial Exchange reached its highest level in April 2023 at 429 contracts, though open interest during the month never exceeded 118 contracts. During the first quarter of 2023, monthly volume ranged from 72 to 283 contracts. Over the course of trading, Bitnomial reached its peak open interest of 163 contracts on November 30, 2022. As of that date, the dollar amount of the notional value associated with the number of all open Bitnomial contracts was approximately $785,000, which would be the financial exposure of MGEX in the event that no mitigating collateral was available. Total volume for the 2022 calendar year was 1,174 contracts, with a maximum open interest of 163 contracts, while total volume for the first quarter of 2023 was 531 contracts.
MGEX Margin Models.   The calculation of margin requirements plays a critical role in managing counterparty risk. MGEX’s margin models are designed to cover at least 99% of expected market volatility. MGEX Clearing evaluates a number of factors including historical data, changes in market conditions, and shifts in general market dynamics when determining adequate and appropriate margin for crypto futures. MGEX’s margin methodology consists of a base calculation, which is primarily based on historical data using lookback periods of up to 10 years, volatility floors, and metrics designed to capture and address increases in volatility. MGEX Clearing also may apply a volatility add-on factor to its margin calculation for any anticipated increased market volatility.
MGEX subpart C DCO Election.   MGEX has elected to opt-in to subpart C requirements (and is therefore a “subpart C DCO”) of part 39 of the CEA regulations that implement Section 5b(c)(2) of the CEA, which sets forth core principles with which a DCO must comply in order to be registered and to maintain registration as a DCO (“DCO Core Principles”). Subpart C of part 39 establishes additional heightened requirements for those DCOs that have been designated as systemically important (“SIDCOs”) by the Financial Stability Oversight Council in accordance with Title VIII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and for other DCOs upon election. The CFTC has stated publicly that the subpart C regulations are consistent with the Principles for Financial Market Infrastructures (“PFMIs”), published by the Bank for International Settlements’ Committee on Payments and Market Infrastructures (“CPMI”) (formerly the “Committee on Payments and Settlement Systems”) and the Technical Committee of the International Organization of Securities Commissions (“IOSCO”). MGEX’s election to opt-in as a subpart C DCO was effective on January 10, 2014.
In July 2012, the Basel Committee on Banking Supervision, the international body that sets standards for the regulation of banks, published the ‘‘Capital Requirements for Bank Exposures to Central Counterparties’’ (“Basel CCP Capital Requirements”), which describes standards for capital charges arising from bank exposures to central counterparties (“CCPs”) related to over-the-counter derivatives, exchange-traded derivatives, and securities financing transactions. The Basel CCP Capital Requirements create financial incentives for banks, including their subsidiaries and affiliates, to clear financial derivatives with CCPs that are prudentially supervised in a jurisdiction where the relevant regulator has adopted rules or regulations that are consistent with the standards set forth in the PFMIs.
Specifically, the Basel CCP Capital Requirements introduced new capital charges based on counterparty risk for banks conducting financial derivatives transactions through a CCP. These incentives include significantly lower capital charges for trade exposures arising from derivatives cleared through qualifying central counterparties (“QCCPs”) than those cleared through non-qualifying central counterparties. A QCCP is defined as an entity that (i) is licensed to operate as a CCP and is permitted by the appropriate regulator to operate as such, and (ii) is prudentially supervised in a jurisdiction where the relevant regulator has established and publicly indicated that it applies to the CCP, on an ongoing basis, domestic rules and regulations that are consistent with the PFMIs. The failure of a CCP to achieve QCCP status could result in significant costs to its bank customers.
Since MGEX is prudentially supervised by the CFTC under regulations that the CFTC has publicly stated are consistent with the PFMIs and satisfies the criteria established for QCCP treatment under Basel CCP Capital Requirements, any banks subject to the Basel CCP Capital Requirements with affiliates that are clearing members at MGEX get the benefit of the lower risk weight for their exposures to MGEX. In addition, under EU regulations, a non-EU CCP must be recognized as a third-country CCP by the European Securities and Markets Authority to qualify as a QCCP. See “European Securities and Markets Authority Recognition — MGEX.”
LedgerX CFTC Approval Orders.   On July 6, 2017, the CFTC approved LedgerX as a SEF. The July 2017 SEF order includes the following requirements:

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LedgerX shall comply with all representations and submissions made by LedgerX in support of its application for registration as a swap execution facility, as shown in the application record; including, but not limited to, its representations that it will not list an intended to be cleared swap until it has a clearing agreement with a derivatives clearing organization registered under Section 5b of the CEA and it will not list a swap that is not intended to be cleared until it submits to the CFTC revisions of its rulebook and other pertinent registration materials, pursuant to the provisions of Part 40 of the CFTC’s regulations, to provide for the execution of uncleared swaps; and

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LedgerX shall comply with all provisions of the CEA and all requirements set forth in the CFTC’s regulations, as may be amended or adopted from time to time, that are applicable to swap execution facilities.

On June 24, 2019, the CFTC approved LedgerX as a DCM. The June 2019 DCM Order includes the following requirements:

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LedgerX shall not permit any FCM to clear trades executed on, or pursuant to the rules of, the contract market on behalf of third-party customers, unless LedgerX first notifies the CFTC of its intent to do so and submits any applicable rule changes pursuant to 17 C.F.R. Part 40.

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LedgerX shall comply with all representations and submissions made by LedgerX in support of its application for designation as a contract market, as shown in the application record; and

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LedgerX shall comply with all provisions of the CEA and all requirements set forth in the CFTC’s regulations, as may be amended or adopted from time to time, that are applicable to designated contract markets.

On June 24, 2017, the CFTC approved LedgerX as a DCO and on September 2, 2020, the CFTC entered into an amended approval order for LedgerX as a DCO. The September 2020 order includes the following requirements:

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LedgerX is permitted to clear, in its capacity as a DCO, fully collateralized futures, options on futures, and swaps. A contract cleared by LedgerX will be considered fully collateralized if LedgerX holds, at all times, funds sufficient to cover the maximum possible loss a counterparty could incur upon liquidation or expiration of the contract, in the form of the required payment.

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Funds held in the Proprietary Accounts (as this term is defined in 17 C.F.R. § 1.3) shall be considered member property, as that term is defined in the Bankruptcy Code. LedgerX shall at all times maintain funds of its clearing members separate and distinct from its own funds.

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The order does not permit any FCM participant to clear on behalf of any customer at LedgerX. Prior to permitting any FCM participant to clear on behalf of any customer, LedgerX shall submit all rules applicable to customer clearing to the CFTC pursuant to CFTC Regulation 40.5 or 40.6.

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LedgerX shall obtain and endeavor to maintain to the extent commercially reasonable insurance coverage for theft or loss of participant digital asset collateral.

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LedgerX shall fully disclose to any potential clearing member, in plain language, material risks associated with the clearing of fully collateralized digital asset contracts, including , without limitation, the theft, loss, or hacking of the underlying digital asset. The disclosure may include a discussion of any mitigating insurance or similar policies so long as the scope and limitations of any policy are clearly explained.

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LedgerX shall engage an independent certified public accountant to audit LedgerX’s digital asset balances and issue an opinion on the accounting treatment of digital assets held by LedgerX on an annual basis.

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LedgerX shall obtain and provide to the CFTC, as available to LedgerX, a copy of any SOC 1 — Type I or Type II audit report of any third-party service provider used in the custody or storage of any digital assets held on behalf of clearing members.

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LedgerX shall comply with the Bank Secrecy Act (31 U.S.C. § 5311 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. § 4301 et seq.), and the executive orders and regulations issued pursuant thereto, including the regulations issued by the U.S. Department of the Treasury and, as applicable, the CFTC, as if LedgerX were a covered “financial institution” within the meaning of 31 C.F.R. § l 010 et seq.

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LedgerX shall comply, and shall demonstrate compliance as requested by the CFTC, with applicable provisions of the CEA, including the core principles set forth in Section 5b of the Act (“Core Principles”), and CFTC regulations, as may be amended or adopted from time to time. LedgerX shall fulfill each of the representations it has made to the CFTC relating to compliance with the Core Principles and CFTC regulations.

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LedgerX shall ensure the performance of all self- regulatory functions required of it as a registered DCO under the CEA and CFTC regulations, including, without limitation, monitoring and enforcing clearing member compliance with LedgerX admission and continuing eligibility standards; and enforcing clearing member compliance with the terms of all other LedgerX rules, regulations, and procedures.

Clearing of Crypto-Based Products — General.   LedgerX performs the following clearing activities for its crypto-based products: acting as the counterparty to each trade prior to delivery, marking open positions and settling accounts, collecting and maintaining physical collateral and security deposits, clearing trades, and filing all regulatory reports. On the last trading day of an expiring contract, LedgerX requires clearing members to submit final long and short positions reports, which the clearing house then uses to make delivery assignments (a statement of delivery or payment obligations) that are issued to participants. On the delivery day, LedgerX facilitates the movement of Bitcoin and Ether.
LedgerX clears all transactions at the same time. During the contract lifecycle LedgerX exercises control over crypto-assets as it holds private keys to the hot wallet. LedgerX does not have access to or know the private keys of crypto-assets at BitGo Trust any time. LedgerX accepts Bitcoin and Ether crypto-assets for collateral and for the payment of fees.
LedgerX monitors and manages risks of clearing crypto-based products in a variety of ways, including use of the cold wallet storage at BitGo Trust.
Crypto-assets are deposited into LedgerX accounts by customers of LedgerX from time to time. Certain of these crypto-assets are on deposit as collateral for open positions cleared by LedgerX (“Open Position Deposited Crypto-Assets”) with others not securing open positions (“General Deposited Crypto-Assets”). The total of the Open Position Deposited Crypto-Assets plus the General Deposited Crypto-Assets is referred to as “Total Deposited Crypto-Assets.” As a CFTC regulated derivatives clearing house, LedgerX is obligated to deliver all Open Position Deposited Crypto-Assets on the settlement day for the derivatives contract it is clearing. One measure of LedgerX’s financial exposure in the event crypto-assets are lost or stolen, therefore, could be the total amount of lost Open Position Deposited Crypto-Assets. LedgerX may also, however, be liable for the loss of General Deposited Crypto-Assets, against which LedgerX could assert liability limitations pursuant to its participant agreement and rulebook, depending on the circumstances. For either category of crypto-asset deposited with LedgerX, insurance may mitigate such losses, as discussed further below.
For the year ended December 31, 2022, the date with the highest total U.S. dollar value (“USD Value”) of Total Deposited Crypto-Assets at LedgerX was January 2, 2022, at approximately $416,313,000 (based on the highest spot price for all of the Total Deposited Crypto-Assets, as sampled by LedgerX on that day, using its primary data source). On January 2, 2022, Open Position Deposited Crypto-Assets amounted to approximately USD Value of $111,159,000. On March 25, 2022, however, the total USD Value of Open Position Deposited Crypto-Assets reached a peak of approximately $153,633,000, even though the total USD Value of Total Deposited Crypto-crypto-assets on deposit that day was only approximately $337,019,000.

For the quarter ended March 31, 2023, the date with the highest total USD Value of the Total Deposited Crypto-Assets was March 30, 2023, reaching a peak of approximately $63,824,000. On March 31, 2023, LedgerX also reached a peak of approximately $38,858,000 USD Value of Open Position Deposited Crypto-Assets that day, which would be the financial exposure of LedgerX in the event that no mitigating collateral or insurance was available.
If any of the Total Deposited Crypto-Assets were lost, then LedgerX would seek coverage under the insurance policies specified below in the future, subject to policy applicability and limitations (including the $250,000,000 BitGo Trust policy, which is not for the exclusive benefit of LedgerX, the $50,000,000 excess specie coverage for cold wallet balances specific to LedgerX, and LedgerX’s $10,000,000 primary crime insurance policy applicable to the hot and warm wallets). With respect to the General Deposited Crypto-Assets, LedgerX may also assert liability limitations pursuant to its rulebook and participant agreement in certain circumstances.
LedgerX Clearing House and Collateral Requirements — General.   LedgerX rules require that accounts and transactions be fully collateralized, which requires that participants post sufficient cash (USD) and/or crypto-asset margin deposits (in the form of Bitcoin or Ether) prior to trade execution in order to satisfy the maximum potential loss on all open positions.
The LedgerX clearing house performs the role of central counterparty (CCP) to each trade matched by its own DCM and SEF and DCMs that clear through the clearing house. Currently the only non-affiliated DCM that clears through the clearing house is Kalshi. The Kalshi products that clear at the LedgerX clearing house are cash settled products.
The original trade between a buyer and seller is novated such that the CCP is substituted as the buyer for every seller and the seller for every buyer (“novation”). Novation enables market participants to enter into transactions without concern for the creditworthiness of their potential counterparties and ensures the future performance of all open contracts. Like all clearing houses, the LedgerX clearing house is able to perform this role by having precisely equal and offsetting claims to and from participants on the opposite sides of each contract.
Currently, all funds and other assets needed to perform a trade are required to be on deposit with the LedgerX clearing house before a trade is accepted for clearing (i.e., fully collateralized trading).
LedgerX Clearing and Delivery Rules.   The LedgerX DCO rulebook includes the following rules related to clearing and delivery of contracts at the LedgerX Clearing house, including crypto-asset related products.
Clearance and Substitution.

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Upon submission of an order, LedgerX will conduct a review of the participant’s collateral account to ensure that the participant can fully collateralize the order prior to entering into any transaction. If the participant’s collateral account does not have the necessary funds and/or collateral for the order, LedgerX will not accept the order.

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Upon the successful matching of orders, LedgerX’s DCO shall immediately, through the process of novation, be substituted as and assume the position of seller to the participant buying and buyer to the participant selling the relevant LedgerX contract. Upon such substitution, the buying and selling participants shall be released from their obligations to each other, and such participants shall be deemed to have bought LedgerX contract from or sold LedgerX contract to LedgerX’s DCO, as the case may be, and LedgerX’s DCO shall have all the rights and be subject to all the liabilities of such participants with respect to such transactions.

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LedgerX contracts with the same terms and conditions, as defined by LedgerX contract specifications, submitted to LedgerX’s DCO for clearing, are economically equivalent within LedgerX’s DCO and may be offset with each other within LedgerX’s DCO.

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Upon acceptance of a LedgerX contract by LedgerX’s DCO for clearing the original LedgerX contract is extinguished and the original LedgerX contract is replaced by an equal and opposite LedgerX contract between LedgerX’s DCO and each participant.

Settlement of LedgerX Contracts.

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LedgerX shall maintain, on its system, a record of each participant’s account balances and LedgerX contracts.

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On the settlement date, LedgerX will notify all participants of the final amount payable.

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With respect to a LedgerX contract that is physically settled, LedgerX shall record transfers in participant accounts in LedgerX’s books and records by no later than the next business day after the settlement date (except as otherwise specified in LedgerX contract specifications); provided, however, that where the same participant has offsetting positions in the same LedgerX contract with the same terms, the transactions shall be netted for that participant.

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With respect to a futures contract: (i) to the extent a buyer has not already prepaid the USD purchase price of the future in accordance with the LedgerX contract specifications, the buyer of the future shall be debited the total USD purchase price, and shall be credited with the total underlying due under the LedgerX contract; and (ii) the seller of the future shall be debited the total underlying due under the LedgerX contract, and shall be credited with the total USD purchase price.

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With respect to a call option contract: (i) the call option buyer shall be debited the total USD strike price, and shall be credited with the total underlying due under the LedgerX contract; and (ii) the call option seller shall be debited the total underlying due under the LedgerX contract, and shall be credited with the total USD strike price.

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With respect to a put option contract: (i) the put option buyer shall be debited the total underlying set forth in the LedgerX contract, and shall be credited with the total USD strike price; and (ii) the put option seller shall be debited the total USD strike price due under the LedgerX contract, and shall be credited with the total underlying set forth in the LedgerX contract.

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With respect to a swap contract that is not an option: (i) to the extent a buyer has not already prepaid the USD purchase price of the swap in accordance with the LedgerX contract specifications, the buyer of the swap shall be debited the total USD purchase price, and shall be credited with the total underlying due under the LedgerX contract; and (ii) the seller of the swap shall be debited the total underlying due under the LedgerX contract, and shall be credited with the total USD purchase price.

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For an expired LedgerX contract that is an option, LedgerX will transfer the underlying to the participant account on LedgerX’s books and records of the participant that initially posted the underlying in its capacity as the option call writer. Underlying is defined in the rulebook as the index, rate, risk, measure, instrument, differential, indicator, value, contingency, commodity, occurrence, or extent of an occurrence that shall determine the amount payable or deliverable under a LedgerX contract.

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After the notice period on the last trading day of an expiring Series of LedgerX contracts that are options, LedgerX will delete all such LedgerX contracts that have not been exercised from each participant’s participant account. A LedgerX contract that is an option and that has not been exercised on or before the last trading day will expire with no value in accordance with the contract specifications. LedgerX contracts that are physically settled options shall not be exercised by LedgerX for a participant automatically.

Deposit Procedures.

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A participant must submit a deposit notification through the participant portal before the participant may deposit funds or any underlying with LedgerX. A participant must deposit funds or underlying on the same day as the participant submits to LedgerX a deposit notification to LedgerX.

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Deposits occur, and funds and underlying are available for use with respect to trading on a SEF or DCM that clears through LedgerX DCO and clearing privileges, no later than the next settlement bank business day after a participant submits a deposit notification and deposits funds or underlying with LedgerX in accordance with its rules.

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Participants are responsible for all transfers of funds from their LedgerX-approved accounts to the collateral account or transfers of any underlying to LedgerX for credit to the relevant participant account.

Withdrawal Procedures.

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Only an authorized representative of a participant may submit a withdrawal notification through the LedgerX participant portal before LedgerX transfers funds or underlying to a participant. Upon receipt of a withdrawal notification, LedgerX no longer permits funds or underlying in the amount listed in the withdrawal notification to be used for clearing privileges.

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Withdrawals occur, and funds and underlying are available, no later than the next settlement bank business day after a participant has submitted a withdrawal notification if the participant submits a withdrawal notification during LedgerX trading hours.

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With respect to withdrawals of digital currency collateral, LedgerX shall deliver to the participant a cryptographically signed digital currency transaction, which shall include the two signatures, LedgerX “from” address, the participant “to” address and the appropriate digital currency withdrawal amount.

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If a participant fails to adhere to the withdrawal procedures set forth in the LedgerX rules or in LedgerX contract specifications, as applicable, LedgerX will take reasonable measures to effect the withdrawal; however, if unable to effect the withdrawal, the participant’s collateral may become the sole property of LedgerX, to the extent permitted by applicable law. LedgerX may apply the collateral (including any underlying held in such participant’s participant account) against the participant’s obligations.

Deliveries.
A participant that is required to make or accept delivery under a LedgerX contract agrees pursuant to the LedgerX rules that it is required to provide full collateralization prior to entering any such transaction or exercising any LedgerX contract so as to allow LedgerX to complete all necessary delivery requirements as set forth in the LedgerX rules. Deliveries will occur on LedgerX’s books and records unless otherwise specified in LedgerX contract specifications. Any failure to deposit funds or collateral in accordance with the LedgerX rules or withdraw funds or collateral in accordance with such rules may be deemed a default of an obligation and an act detrimental to the interest or welfare of LedgerX.
Reconciliation.
LedgerX shall reconcile the positions and cash and collateral balances of each participant at the end of each settlement bank business day. LedgerX shall make available to each participant the positions and cash and collateral balances of each such participant.
LedgerX Margin Rules.   The LedgerX DCO rulebook includes the following provisions related to LedgerX margin requirements for contracts, including crypto-asset related products.
Full Collateralization of LedgerX Contracts Required.
Each participant, on behalf of itself or customers, shall deposit and maintain with LedgerX funds or the applicable amount of the underlying required to fully collateralize orders pursuant to LedgerX contract specifications, including payment of premiums, payment in exchange for delivery or to fulfill delivery obligations, as applicable, prior to submission of such orders to LedgerX. Collateral transfers made by a participant to LedgerX or by LedgerX to a participant are irrevocable and unconditional when effected. A participant shall, at all times, maintain with LedgerX sufficient funds or the applicable amount of the underlying necessary to fully collateralize each open position in a LedgerX contract.
Collateral.

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Subject to the terms and conditions of LedgerX-approved margin collateral, LedgerX will accept from participants the following as margin collateral: (1) cash; (2) the underlying; and (3) any other form of collateral deemed acceptable by the Risk Management Committee upon the Risk Management Committee’s approval of such collateral as communicated through participant Notices and on the Website. LedgerX will value margin collateral as it deems appropriate.

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Except as otherwise provided in the LedgerX rulebook, collateral must be and remain unencumbered. Each participant posting collateral grants to LedgerX pursuant to the LedgerX rules a continuing first priority security interest in, lien on, right of setoff against and collateral assignment of all of such participant’s right, title and interest in and to any property and collateral deposited with LedgerX by the participant, including without limitation the following: (i) such participant’s participant account and all securities entitlements held therein and all funds held in a collateral account; (ii) all digital currencies that, in each case, are held in or otherwise credited to a virtual “wallet” or other account maintained by LedgerX; (iii) such virtual “wallet” or other account; and (iv) all proceeds of the foregoing.

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Each participant agrees pursuant to the LedgerX rules that with respect to any digital currency and any other financial asset which is or may be credited to the participant’s participant account, LedgerX shall have control pursuant to Section 9-106(a) and 8-106(e) of the UCC and a perfected security interest pursuant to Section 9-314(a) of the UCC.

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A participant must transfer the collateral to LedgerX or to a collateral account and LedgerX will hold collateral transferred to LedgerX on behalf of the participant. LedgerX will credit to the participant the collateral that such participant deposits. Collateral shall be held by LedgerX until a participant submits a withdrawal notification unless otherwise stipulated by the LedgerX rules.

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LedgerX will not be responsible for any diminution in value of collateral that a participant deposits with LedgerX. Any fluctuation in markets is the risk of each participant. Any interest earned on participant collateral may be retained by the settlement bank or LedgerX.

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LedgerX has the right to liquidate a person’s LedgerX contracts or non-cash collateral to the extent necessary to close or transfer LedgerX contracts, fulfill obligations to LedgerX or other participants, and/or to return collateral in the event that (1) the person ceases to be a participant; (2) LedgerX suspends or terminates the person’s clearing privileges; (3) the person’s open position in any LedgerX contract becomes insufficiently collateralized; or (4) LedgerX determines in its sole discretion that it is necessary to take such measures.

LedgerX Crypto-Asset Custody.   Clearing of crypto-related products based on crypto-assets involves several risks. Specifically, crypto-asset balances of participants held at the LedgerX clearing house - whether or not they are backing orders, trades or positions - can be stolen, hacked, or lost. Thus, crypto-assets may become non-recoverable and irretrievably lost. To reduce these risks, LedgerX employs the following custody practices: multi-signature technology; insurance policies on crypto assets stored in cold, warm and hot wallets; and storing the majority of participant digital assets in cold storage.
LedgerX maintains custody of participant crypto-asset margin deposits on behalf of participants to support their trading portfolio. LedgerX has control of the participant’s crypto, held at BitGo Trust, a third-party custodian (for cold wallets) and BitGo (for hot and warm wallets). Participant crypto-asset margin deposits are maintained in LedgerX’s participant digital wallets and are not commingled with LedgerX’s proprietary crypto-assets. LedgerX uses consolidated wallets to pool participants’ crypto-assets but maintains a separate ledger to designate each participant’s crypto-asset balance. Bitcoin and Ether were the only two crypto-assets currently held by LedgerX.
The maintenance of cold, warm, and hot wallets enables LedgerX to facilitate deposit and withdrawal requests in a responsive manner while holding the majority of customer crypto-assets offline. Crypto-assets held in custody by BitGo Trust are segregated from those of other clients, and BitGo Trust maintains all private keys in purpose-built, class III bank vaults in an undisclosed location. Each cold wallet is secured using a multi-signature scheme or threshold signature scheme, and multiple parties with segregated duties are required to execute a transaction involving the cold wallets. All customer deposits are processed into BitGo warm wallets, and all customer withdrawals are processed through BitGo hot wallets. Transfers of crypto-assets between BitGo cold wallets and BitGo hot wallets are processed through BitGo warm wallets.

BitGo Trust maintains a $250,000,000 insurance policy which applies to all BitGo Trust balances (not just LedgerX customer balances) that covers against loss, theft, and misuse of crypto-assets in BitGo cold wallets (provided all private keys are held by BitGo Trust). Specifically, BitGo Trust’s policy covers copying or theft of private keys, insider theft or dishonest acts by BitGo Trust employees or executives, or destruction of private keys due to certain physical perils. The physical perils listed in BitGo Trust’s policy include physical loss or physical damage caused by or resulting from certain natural events (such as fire, flood, earthquake, lightning, or volcanic action) as well as certain other events and objects (such as riots, vandalism, sprinkler leakage, aircraft, or vehicles). In addition to the BitGo Trust insurance policy, LedgerX maintains excess specie coverage on top of the BitGo Trust insurance policy for crypto-assets in the BitGo cold wallets. The excess declared customer limit applicable to LedgerX as a dedicated loss payee of $50,000,000. This excess coverage would apply for LedgerX member balances in BitGo Trust cold wallets if the $250,000,000 were exhausted following a loss.
To mitigate risks associated with hot and warm wallets, LedgerX maintains a primary crime insurance policy in the amount of $10,000,000. At least once per day, LedgerX sweeps crypto-assets in warm or hot wallets that exceed the total amount of the primary crime insurance policy into BitGo cold wallets. The primary crime insurance policy covers some, but not all, instances of theft, loss (on premises and in transit), and third-party computer and funds transfer fraud for funds stored in multi-signature hot and warm wallets. Specifically, the exclusions include: theft by a director or partner of LedgerX, loss due to the surrendering of physical property in any legitimate exchange or purchase, loss claimed solely due to inventory computation or accounting errors, loss due to war or acts of foreign enemies or terrorism, loss due to radioactive contamination of property, any loss arising out of or in connection with any circumstances or occurrences which occurred prior to the inception of the policy, loss caused by arithmetical, accounting, and any loss resulting solely from the network failure of a digital currency or digital asset cryptographic protocol.
LedgerX is required by its CFTC registration to engage an independent certified public accountant to audit LedgerX’s crypto-asset balances and to issue an opinion on the accounting treatment of crypto-assets held by LedgerX on an annual basis. LedgerX also obtains a copy of any SOC 1 — Type I or Type II audit report of BitGo Trust.
LedgerX takes several steps to isolate the crypto-assets held for participants from its own assets and to structure participant accounts in a way that reinforces participant ownership of crypto-assets. Primarily, LedgerX and its custodian BitGo Trust hold participant crypto-assets in separate and distinct wallets from LedgerX crypto-assets. Participant crypto-assets are held in omnibus wallets titled for the benefit of participants of LedgerX. This means participant crypto-assets are commingled in the omnibus wallets, and LedgerX maintains the records of the amount and type of crypto asset owned by each of its participants in omnibus wallets. LedgerX does not commingle its own corporate assets with the participant crypto-assets in the omnibus wallets, other than corporate assets that are held in omnibus wallets to facilitate participant transactions relating to the crypto-assets contained in the omnibus wallet, including in order to pay transaction fees and expenses. LedgerX does not currently pledge, rehypothecate, or invest participant crypto-assets Additionally, LedgerX does not otherwise use participant crypto-assets for its own corporate or business purposes. A failure of LedgerX’s policies and procedures regarding the separation of participant crypto-assets could subject LedgerX to regulatory scrutiny and could adversely affect LedgerX’s crypto-asset business.
Clearing of Kalshi Contracts at the LedgerX Clearing House.   LedgerX’s clearing house acts as a counterparty to all trades consummated on a third-party exchange, Kalshi, which is a DCM that lists binary option contracts that settle to an outcome of “Yes” or “No.” Kalshi currently offers binary options for various events in several fields, including economics, politics, climate, and finance. All positions executed on Kalshi are fully collateralized. These trades are fully collateralized in USD and in order to trade on Kalshi, a participant must deposit USD to LedgerX’s custody account via wire or via the Automated Clearing House network (“ACH”).
For participants that select to deposit via ACH, there is default risk on their deposits due to lack of liquidity, operational failure or other reasons. Kalshi’s acceptance of deposits using the ACH system introduces some potential risk that funds deposited in that way could be returned to the originating account after a trade has been matched and cleared. The LedgerX clearing house has managed that risk by requiring that Kalshi and its parent company guarantee the LedgerX clearing house against any ACH returns. LedgerX requires Kalshi to maintain two separate reserves; the first for internally processed ACH transfers and the second for third-party processed ACH transfers. LedgerX is authorized to use these reserves to fund ACH-related losses.
In order to ensure the full collateralization of trading with Kalshi participants, LedgerX has required Kalshi to set aside a reserve to cover any such potential participant defaults, and LedgerX establishes and monitors thresholds and reserve requirements for such a reserve. Currently, the Kalshi reserve requirement is $1.0 million.
The LedgerX clearing house maintains a daily ledger of the ACH return balance and provides notices to Kalshi of any amounts used to fund ACH-related losses. If the ACH reserves fall below a certain threshold, LedgerX will send a notice to Kalshi to fund the ACH reserves to the required reserve amount. After such notices, Kalshi is required to deposit additional collateral to increase the required reserve amount.
Compliance with CEA and CFTC Regulations.   The CFTC evaluates compliance by MGEX and LedgerX with the CEA and CFTC regulations and conducts risk assessments and surveillance through a variety of methods. For example, the CFTC conducts regular reviews, known as rule enforcement reviews, of the ongoing compliance by MGEX and LedgerX with governing regulations as an SRO. During these rule enforcement reviews, the CFTC may examine items such as the audit trails, trade practice and market surveillance programs, disciplinary and dispute resolution programs, recordkeeping, financial resources, risk management program, settlement procedures and default rules or MGEX or LedgerX. The CFTC Division of Market Oversight conducts these rule enforcement reviews for all DCMs, while the CFTC Division of Clearing and Risk has primary responsibility for performing rule enforcement reviews of DCOs.
The CFTC also oversees exchanges by imposing strict reporting obligations, including the requirement that MGEX and LedgerX report daily on each clearing member’s positions and trading activity and provide quarterly reports detailing certain financial information. All MGEX and LedgerX rules are approved by the board of directors of such entity, or under delegated authority and must be submitted to the CFTC for certification prior to becoming effective to ensure compliance by MGEX or LedgerX with the CEA and CFTC regulations.
As an SRO, MGEX and LedgerX each have the duty of establishing and enforcing just and equitable trade practices in its marketplace, as well as protecting the public through adequate financial and market surveillance. The Department of Audits and Investigations of MGEX and LedgerX, are primarily responsible for carrying out these duties by ensuring that registrants and market participants are complying with applicable provisions of the CEA, CFTC regulations and rules, policies and procedures of MGEX and LedgerX, respectively. Failure to do so may result in fines, disciplinary actions, suspension, or being barred from trading, and the CFTC may take further action, including banning a participant from the market. In addition, MGEX and LedgerX are both members of the Joint Audit Committee and Joint Compliance Committee, cooperative organizations that facilitate the sharing of information and oversight of certain market participants.
LedgerX is responding to certain requests for information and documents from the CFTC’s Division of Enforcement and may come under additional regulatory scrutiny, requests or investigations in the future. The current requests relate to activities prior to our acquisition of LedgerX, and include activities during the prior ownership of LedgerX by FTX. We cannot predict the outcome of these requests. Any requests, inquiries, investigations or proceedings could result in substantial costs, sanctions, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, financial condition and operating results.
We only plan to list futures and options on futures on the MGEX and LedgerX DCMs, and swaps on the LedgerX SEF, that are permitted for such listing under the CEA and applicable CFTC regulations. Prior to making available for trading any new product, including futures, options on futures, or swaps, MGEX as the DCM or LedgerX as the DCM or SEF, needs to submit the product to the CFTC and demonstrate compliance with the CEA and applicable regulations.
The timing of receipt of any necessary approval under the CEA and applicable regulations may impact our ability to launch or clear new products on MGEX or LedgerX, including any crypto-related products.

Only contracts approved for trading on MGEX or another DCM by the CFTC are currently eligible to be cleared by MGEX, and only contracts approved for trading on the LedgerX DCM or SEF or another DCM by the CFTC are currently eligible to be cleared by LedgerX.
We currently only plan to permit trading or clearing on the MGEX and LedgerX platform of crypto-related products with underlying crypto-assets for which we determine there are reasonably strong arguments to conclude that the crypto-asset is a commodity and not a security.
We have developed policies and procedures to analyze whether each crypto-asset that we seek to facilitate trading on the MGEX or LedgerX platform could be deemed to be a “security” under applicable laws or a “futures” product.
Our policies and procedures do not constitute a legal standard, but rather represent our company-developed model, which permits us to make a risk-based assessment regarding the likelihood that a particular crypto-asset could be deemed a “security” under applicable laws or a “futures” product. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, the CFTC, or a state regulatory authority, or a court were to determine that a supported crypto-asset offered, sold, traded or cleared on the MGEX or LedgerX platform is a “security” under applicable laws. We currently only plan to permit trading or clearing on the MGEX or LedgerX platform of those crypto-assets for which we determine there are reasonably strong arguments to conclude that the crypto-asset is a futures product and not a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto-assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws and commodities laws to the specific facts and circumstances of crypto-assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws or commodities laws. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.
There can be no assurances that we will properly characterize any given crypto-asset as a security or non- security or commodity interest for purposes of determining whether the MGEX or LedgerX platform will support trading or clearing of the crypto-asset, or that the SEC, CFTC or a court, if the question was presented to it, would agree with our assessment.
If the SEC, CFTC, a state regulatory agency or a court were to determine that a supported crypto-asset offered, sold, or traded on the MGEX or LedgerX platform is a security, we would not be able to offer such crypto-asset for trading until we are able to do so in a compliant manner. A determination by the SEC, CFTC, a state regulatory agency or a court that an asset that we support for trading or clearing on the MGEX or LedgerX platform constitutes a security may also result in us determining that it is advisable to remove assets from the MGEX or LedgerX platform that have similar characteristics to the asset that was determined to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto-asset in compliance with the registration requirements, or for acting as a broker, dealer, national securities exchange, or clearing agency without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto-asset on the MGEX or LedgerX platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto-asset, which could negatively impact our business, operating results, and financial condition.
Dorman Trading is a trading and clearing member of MGEX. MGEX has adopted policies and procedures for conflicts of interests for an affiliated FCM. MGEX could be conflicted in pursuing regulatory action against Dorman Trading as a trading or clearing member of MGEX because Dorman Trading is an affiliate under common ownership. Any failure by MGEX to diligently and fairly regulate its markets or to otherwise fulfill its regulatory obligations, including MGEX's obligation to abide by its conflict-of-interest rules, could significantly harm our reputation, trigger scrutiny by the CFTC, and adversely affect our business.
European Securities and Markets Authority Recognition — MGEX
In 2016, the European Securities and Markets Authority (the “ESMA”) recognized MGEX as a third-country CCP. While registration with ESMA was not a requirement for its business activities, MGEX believed recognition would be in the best interest of its market participants. Its status as a third country CCP in the European Union does not, however, give rise to any conflict of law risks. Rather, its status is largely predicated on the general supervisory equivalence in the United States and the European Union and MGEX continues to operate under the United States regulatory framework and the CFTC’s jurisdiction.
In March 2019, MGEX notified the Bank of England of its intent to enter into the Temporary Recognition Regime that is currently in place for non-United Kingdom CCPs in accordance with relevant statutory provisions. In 2021, MGEX applied for permanent recognition as a non-UK, third country CCP with the Bank of England. This application is pending.
U.S. Regulation — Dorman Trading
CFTC and NFA.   Dorman Trading’s business as an FCM is regulated by the CFTC under the CEA, which governs the federal regulation of derivatives transactions and the activities of all persons required to register as intermediaries or advisors with the CFTC and the NFA. As such, Dorman Trading is required to comply with regulatory requirements imposed by the rules of the CFTC, the NFA and the exchanges and clearing houses of which it is a member. Dorman Trading has implemented and enforces policies and procedures reasonably designed to comply with applicable law and regulation.
Regulators and self-regulatory organizations oversee the conduct of the Dorman Trading business in many ways, and a number perform regular examinations to monitor compliance by Dorman Trading with applicable statutes, regulations and rules. These statutes, regulations and rules cover many aspects of the Dorman Trading business, including: maintaining specified minimum amounts of capital; the treatment of customer assets, including custody, control, safekeeping and segregation of its customer funds and U.S. Treasury securities; the methods by which customers can fund accounts with Dorman Trading; sales and marketing activities, including its interaction with, and solicitation of, customers; disclosures to customers, including those related to product risks, self-dealing and material conflicts of interest; the collection, use, transfer and protection of customer personal information; AML practices; recordkeeping and reporting requirements; and continuing education and licensing requirements for Dorman Trading employees, and supervision of the conduct of directors, officers and employees. In addition, new laws, rules or regulations may be enacted that change the regulatory landscape and result in new regulatory requirements.
The primary responsibility for ensuring that Dorman Trading complies with all applicable regulatory requirements is vested in the Dorman Trading compliance and finance departments. In addition, the Dorman Trading compliance department is responsible for ongoing Dorman Trading employee training and education programs, supervision of Dorman Trading personnel required to be licensed by our regulators, review of sales, marketing and other communications and other related functions. The Dorman Finance department is responsible for financial reporting, capital requirement monitoring, and segregation of customer funds and similar matters. Also, Dorman Trading sales employees are licensed pursuant to applicable regulation.
Failure to comply with any regulatory requirements applicable to Dorman Trading could result in a variety of sanctions, including, but not limited to, revocation of applicable licenses and registrations, restrictions or limitations on our ability to carry on the Dorman Trading business, suspensions of individual employees and significant fines.
Dorman Trading is regulated and subject to minimum and net capital requirements. Dorman Trading represented to us that it was in compliance with its capital regulatory requirements as of December 31, 2022.
Dorman Trading collects margin from clients in the form of cash and U.S. Treasury securities and maintains customer-segregated funds from its clients relating to their trading of futures and options on U.S. commodities exchanges, making it subject to CFTC regulation 1.20, which specifies that such funds must be held in segregation and not commingled with the firm’s own assets. Dorman Trading maintains acknowledgment letters from each depository at which it maintains customer-segregated funds in which the depository acknowledges the nature of funds on deposit in the account. In addition, CFTC regulations require filing of a daily segregation calculation, which compares the assets held in clients segregated depositories (“segregated assets”) to the firm’s total segregated assets held on deposit from clients (“segregated liabilities”). The amount of customer-segregated funds must be in excess of the segregated liabilities owed to clients. Any shortfall in such assets must be immediately communicated to the CFTC. Dorman Trading does not permit any crypto-assets such as Bitcoin or Ether to be used for margin, and accordingly Dorman Trading does not safeguard any crypto-assets for its clients.
In addition, Dorman Trading is subject to CFTC regulation 1.25, which governs the acceptable investment of customer-segregated funds. This regulation allows for the investment of customer-segregated funds in readily marketable instruments, including U.S. Treasury securities, municipal securities, government sponsored enterprise securities, certificates of deposit, commercial paper and corporate notes or bonds which are guaranteed by the U.S. under the Temporary Liquidity Guarantee Program, interest in money market mutual funds, and repurchase transactions with unaffiliated entities in otherwise allowable securities. Dorman Trading predominately invests its customer-segregated funds in U.S. Treasury securities, interest-bearing bank deposits, and interest-bearing clearing house deposits.
Dorman Trading maintains customer secured deposits from its clients relating to their trading of futures and options on futures traded on, or subject to the rules of, a foreign board of trade, making it subject to CFTC Regulation 30.7, which requires that such funds must be carried in separate accounts in an amount sufficient to satisfy all of Dorman Trading’s current obligations to customers trading foreign futures and foreign options on foreign commodity exchanges or boards of trade, which are designated as secured customer accounts.
Dorman Trading has a Risk Management Unit (“RMU”) that monitors and addresses market, credit, segregation, capital and liquidity and operational and technology risks. The RMU adheres to a “risk management program” mandated by the CFTC to properly protect customer and firm funds as well as maintaining sound business practices and controls.
Dorman Trading performs the same activities for crypto-asset related futures products as it does for all other futures products, including acting as the counterparty to each trade prior to delivery, marking open positions to market and settling accounts, collecting and maintaining performance bonds and security deposits, clearing trades, and filing all regulatory reports.
The settlement processes for financially settled crypto asset-related product transactions by clients of Dorman Trading do not differ from other offered financially settled products.
The settlement process for physically settled crypto asset-related products differs from financially settled crypto-related product transactions in that these transactions are settled directly at the Bakkt Warehouse.
Revenue and trading volumes generated from crypto asset-related products, both cash and physically settled during the twelve months ended December 31, 2022 and the three months ended March 31, 2023, were immaterial to Dorman Trading. The largest volume month during the twelve months ended December 31, 2022 for physically-settled crypto assert-related futures did not exceed 6% of the total volume of both the cash and physically-settled crypto asset-related positions held for Dorman Trading clients during that month. Physically-settled crypto asset-related products traded by clients of Dorman Trading trended down in the latter half of 2022 as compared to financially-settled crypto-asset products. The largest volume month during the quarter ended March 31, 2023 for the physically-settled crypto assert-related futures was less than 0.01% of the total volume of both the cash and physically-settled crypto asset-related positions held for Dorman Trading clients during that month. Physically-settled crypto asset-related products traded by clients of Dorman Trading continued to trend down in the first quarter of 2023 as compared to financially-settled crypto-asset products.
The amount of financial exposure associated with crypto asset-related transactions associated with Dorman Trading was immaterial to Dorman Trading as of December 31, 2022 and March 31, 2023. Dorman Trading’s financial exposure to crypto asset-related transactions is identical to its financial exposure associated with other asset classes and is a function of credit and market risk. As the member of the derivatives clearing organization that clears the positions of Dorman Trading client positions, Dorman Trading must make financial settlement whether or not the Dorman Trading client defaults. Dorman Trading is not required to settle in crypto-assets in the event of a client default. Dorman Trading is therefore subject to the credit risk of a client default and market risk of adverse price movements at a time a client with open positions defaults. These risks are mitigated by the requirement that clients of Dorman Trading must post margin for their positions.
Dorman currently establishes and carries positions for its clients for one physically-settled crypto-related future: Bakkt Bitcoin Monthly Futures. The Bakkt Bitcoin Monthly Futures contract is available through one registered futures exchange: ICE Futures U.S.®, Inc. (the “ICE Futures Exchange”). Accounts receiving Bitcoin as a result of settlement of Bakkt Bitcoin Monthly Futures are maintained by the Bakkt Warehouse. Dorman Trading clients are not permitted to trade in Bakkt Bitcoin Monthly Futures unless they have an account at Bakkt Trust Company, LLC. Dorman Trading is permitted view-only access to the account numbers of its clients that it has authorized to trade in Bakkt Bitcoin Monthly Futures and reports the account number of the client transacting in the crypto-related future to ICE Clear U.S., Inc. (“ICE Clearing Organization”), which is the clearing house for the Bakkt Bitcoin Monthly Futures.
The ICE Futures Exchange rules, applicable to Dorman Trading as an ICE clearing member, provide for the following related to the Bakkt Bitcoin Monthly Futures Contracts:
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Each Bakkt Bitcoin Monthly Futures Contract shall be for one Bitcoin held at the Bakkt Warehouse.

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A clearing member holding an open short position in a Bakkt Bitcoin Monthly Futures Contract at the end of trading on the last trading day for a contract month shall be deemed to have presented to the ICE Clearing Organization a notice of intention to deliver Bitcoin, in the form prescribed by the ICE Clearing Organization (the “Notice of Intention to Deliver”), for each lot of the open position in the expiring contract month.

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A clearing member holding an open long position in a Bakkt Bitcoin Monthly Futures Contract at the end of trading on the last trading day for a contract month shall be deemed to have presented to the ICE Clearing Organization a notice of intention to receive Bitcoin, in the form prescribed by the ICE Clearing Organization (the “Notice of Intention to Receive”), for each lot of the open position in the expiring contract month.

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Each clearing member intending to make or take delivery shall have (or in the case of customer positions shall require that its customers have) agreements in place to make deposits and withdrawals of and to hold Bitcoin at the Bakkt Warehouse. Each clearing member that has been deemed to deliver a Notice of Intention to Deliver or Notice of Intention to Receive shall notify the ICE Futures Exchange and the ICE Clearing Organization by 5:00 p.m. on the ICE Futures Exchange business day prior to the delivery day, of the applicable accounts (whether the clearing member’s proprietary account or the account of a customer of the clearing member) at the Bakkt Warehouse from or to which delivery will be made. A clearing member which fails to provide such notification shall be deemed in default.

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Deliveries of Bitcoin pursuant to a Bakkt Bitcoin Monthly Futures Contract shall be made through the Bakkt Warehouse by the transfer of ownership of the relevant amount of Bitcoin from the account(s) designated by the delivering clearing member to the account(s) designated by the receiving clearing member. The ICE Futures Exchange Rules state that neither the ICE Futures Exchange nor the ICE Clearing Organization will have any responsibility or liability to any person for the use of, or any failure, error action or omission of, the Bakkt Warehouse. Settlement shall occur in accordance with the procedures and timetables specified by the ICE Futures Exchange and the ICE Clearing Organization.

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On the ICE Futures Exchange business day prior to the delivery day of an expiring contract month (the “Invoice Date”), the ICE Clearing Organization is required to provide an invoice to the receiving clearing member for the value of Bitcoin to be received, calculated as the product of the Settlement Price for the expiring contract month on the notice day and the number of lots to be received by the clearing member (the “Invoice Amount”). This invoice shall be paid by the receiving clearing member to the ICE Clearing Organization by 8:30 am NY time on the delivery day. Failure to timely pay the Invoice Amount shall constitute a default by the clearing member under the ICE Exchange Rules.

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On or before the delivery day of an expiring contract month, the ICE Clearing Organization is required by the Rules to provide instructions to the Bakkt Warehouse to transfer the appropriate quantity of Bitcoin from the account(s) designated by the delivering clearing member to the account(s) designated by the receiving clearing member as specified in the ICE Clearing Organization Rules, with such transfer to be effected by the Bakkt Warehouse on the delivery day. Insufficient Bitcoin in the applicable account(s) with the Bakkt Warehouse designated by the clearing member shall constitute a default by the clearing member.
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The ICE Clearing Organization is required to transfer the Invoice Amount to the delivering clearing member on the delivery day, after receiving confirmation from the Bakkt Warehouse that the transfers referenced in the preceding paragraph have been completed.

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Upon completion of the transfers referenced in two preceding paragraphs above, the net amount of any variation margin that has been paid to either party in respect of the expiring Bakkt Bitcoin Monthly Futures Contract in respect of any date after the Last Trading Day is required to be collected from such party by the ICE Clearing Organization and paid to the other party.

Dorman Trading has no direct relationship with Bakkt Trust Company, LLC and has no exposure to the Bakkt Warehouse in the event of a Bakkt bankruptcy. In the event of a delivery failure in the Bakkt Warehouse, Dorman Trading, on behalf of its client, would look to the ICE Clearing Organization for a cash settlement in lieu of the physical settlement. Dorman Trading does not have a proprietary account with Bakkt Warehouse and does not fulfill any physically settled crypto-related orders using its own inventory.
At no point during the physically settled crypto-asset futures contract lifecycle does Dorman Trading exercise control over any crypto-asset since it does not hold private keys and the settlement facility is operated solely by Bakkt. Dorman Trading does not have access to or know the private keys of crypto-assets at any time, and no crypto-asset are transferred through Dormant Trading systems.
LedgerX and Dorman Trading — Additional Regulations
OFAC.   The U.S. maintains various economic sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The OFAC administered sanctions take many forms, but generally prohibit or restrict trade and investment in and with sanctions targets, and in some cases require blocking of the target’s assets. Violations of any of the OFAC-administered sanctions are punishable by civil fines, criminal fines, and imprisonment. All U.S. persons and corporations are subject to compliance with OFAC. Dorman Trading and LedgerX, by virtue of their membership models that include individuals, must take certain measures required by OFAC.
U.S. Patriot Act.   Dorman Trading and LedgerX are subject to a variety of statutory and regulatory requirements concerning their relationships with customers and the review and monitoring of their transactions. Specifically, Dorman Trading and LedgerX are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), which requires that Dorman Trading and LedgerX maintain a comprehensive AML program, a customer identification program (CIP), designate an AML compliance officer, provide specified employee training and conduct an annual independent audit of its AML program. The USA PATRIOT Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions.
Bank Secrecy Act.   Dorman Trading and LedgerX are both subject to the Bank Secrecy Act and regulations there under The Bank Secrecy Act requires institutions to establish anti-money laundering programs and include explicit customer due diligence requirements in the Customer Due Diligence Rule (the “CDD Rule”). In particular, the CDD Rule requires Dorman Trading and LedgerX to identify and verify the identity of the natural persons (known as beneficial owners) of legal entity customers who own, control, and profit from companies when those companies open accounts
The CDD Rule has four core requirements. It requires covered financial institutions to establish and maintain written policies and procedures that are reasonably designed to: identify and verify the identity of customer; identify and verify the identity of the beneficial owners of companies opening accounts; understand the nature and purpose of customer relationships to develop customer risk profiles; and conduct ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information.
With respect to the requirement to obtain beneficial ownership information, financial institutions have to identify and verify the identity of any individual who owns 25% or more of a legal entity, and an individual who controls the legal entity. These requirements are applied to customers which meet the CDD Rule Criteria.
International Emergency Economic Powers Act and the Trading with the Enemy Act.   LedgerX is also subject to regulation under the International Emergency Economic Powers Act and the Trading with the Enemy Act, as administered by the United States Treasury Department's Office of Foreign Assets Control (such regulations, “Sanctions Laws”). The Sanctions Laws are intended to restrict transactions with persons, companies or foreign governments sanctioned by U.S. authorities. An institution that fails to meet these standards may be subject to regulatory sanctions. LedgerX has established compliance programs designed to comply with the applicable Sanctions Laws.
Exchange Membership.   Dorman Trading is a member of a number of exchanges as described above in “— Our Markets — US Futures”. These exchanges impose their own requirements on a variety of matters, in some cases addressing capital adequacy, protection of client assets, trade execution, record-keeping and reporting. Dorman Trading’s DSRO is Chicago Mercantile Exchange, Inc. Failure to comply with exchange membership requirements and rules could result in a variety of consequences, including, but not limited to fines and revocation of memberships, which would limit the ability of Dorman Trading to carry on its business with these exchanges.
EU Regulation — Dorman Trading
The E.U. European Market Infrastructure Regulation (Regulation (EU) 648/2012), as amended, and the UK retained EMIR (together “EMIR”) imposes requirements on entities that enter into any form of derivative contract and applies directly to firms in the E.U. and the UK that trade derivatives. Some EMIR requirements apply indirectly to non-E.U. firms that trade derivatives with E.U. and UK firms, including Dorman Trading. Accordingly, under these rules, Dorman is required to comply with the risk management requirements for OTC bilateral derivatives, including portfolio reconciliation, portfolio compression, record keeping, dispute resolution and margining; and clear through central counterparties all OTC derivatives which will be subject to the mandatory clearing obligation.
Recent Industry Developments — US
Laws and regulations regarding our business are frequently modified or changed to address perceived problems, new products, competition or at the request of market participants. The following is a summary of the general regulatory structure and brief discussion of recent regulatory developments that may significantly impact our business.
New NMS Plan Regarding Consolidated Data
On May 6, 2020, the SEC issued a final order (the “Consolidated Data Plan Order”) requiring the U.S. equities exchanges and FINRA to develop and file a new consolidated data plan (the “CT Plan”), that would replace the three current NMS plans regarding the reporting and dissemination of consolidated market data in United States equities securities and require certain governance provisions, including a revised voting structure.
Pursuant to the Consolidated Data Plan Order, the U.S. equities exchanges and FINRA were required to file the proposed CT Plan for public comment before the SEC took any definitive action on a new CT Plan. Until the effective date of the new CT Plan, the current data plans continue to govern.
On August 6, 2021, the SEC issued an order approving the proposed CT Plan (the “CT Plan Order”). According to the CT Plan Order, the CT Plan would have become operative within 12 months of the August 6, 2021 effective date. A number of exchange groups filed a Petition for Review (“PFR”) challenging the CT Plan Order in court. On August 19, 2021, a number of exchange groups filed a motion with the SEC to stay the effect of the CT Plan Order pending final resolution of the court challenge to the CT Plan Order. On July 5, 2022, the D.C. Circuit upheld in part and denied in part the PFR and vacated the CT Plan in its entirety.
The Consolidated Data Plan Order may have a material impact on our business, financial condition and operating results if, for example, there is a negative impact on the market data fees our equities exchanges are able to charge.
Market Data Infrastructure Rule
On December 9, 2020, the SEC approved its proposal to adopt the Market Data Infrastructure Rule (“Rule 614”), which makes significant additions to the content available on the SIPs and replaces the exclusive processors with a decentralized competing consolidator model. A number of exchange groups challenged the implementation of Rule 614 in court. On May 24, 2022, the court issued a unanimous opinion denying the exchange groups’ consolidated petitions for review of Rule 614. In connection with the Rule 614 requirements, the exchanges filed fee amendments for the new market data content required under the same, as well as non-fee amendments, which were subsequently disapproved by the SEC on September 21, 2022. Because the implementation of the Rule 614 is predicated on the approval of the fee and non-fee amendments, Rule 614 has yet to take effect.
Our exchanges may require additional resources to comply with the implementation of Rule 614 and Rule 614 may have a material impact on our business, financial condition and operating results if, for example, it results in lower SIP plan revenues or we must reduce the fees we charge for market data.
Financial Transaction Taxes
A number of federal, state and local jurisdictions in the United States have considered a financial transaction tax, but many details remain to be discussed and agreed, including how to assess the tax. Implementation of a financial transaction tax could result in a reduction in volumes and liquidity, which would have a negative impact on our operations.
Equity Market Structure Proposals
Rulemaking has been proposed by the SEC which may impact equity market structure and could make our MIAX Pearl equity market less competitive. Four proposals were released by the SEC in December 2022 relating to the following: Disclosure of Order Execution Information (Rule 605); Regulation NMS Amendments: Tick Size, Access Fees, and Transparency; Regulation Best Execution; and Proposed Rule to Enhance Order Competition. These proposals are currently in the period of public comment. Implementation of these equity market structure proposals, if adopted as currently proposed, could have an impact on our volumes and operations as well as result in required technology changes and additional compliance costs to the Company.
CFTC Request for Comment on the Impact of Affiliations of Certain CFTC-Regulated Entities
On June 28, 2023, the Staff of the Divisions of Market Oversight, Clearing and Risk and Market Participants of the CFTC issued a request for comment on the impact of affiliations of certain CFTC-regulated entities to better inform them of potential issues that may arise because of affiliations of CFTC-registered entities with market participants (Release No. 8734-23).
The request specifically asks about affiliations between DCOs, DCMs, or SEFs with intermediaries, such as FCMs, or other market participants. Under the CEA and CFTC regulations, DCOs, DCMs, and SEFs have responsibilities for supervising their participants. An affiliation with an intermediary or other market participant raises questions as to how these supervisory responsibilities will be carried out. The 37-question request for comment seeks to better inform the CFTC staff’s understanding of these issues and seeks input on possible mitigating measures. If new regulations are enacted, we could be impacted by the same since we own affiliated DCOs, DCMs, a SEF and an FCM.

Crypto-Related Proposed Legislation
Various governmental and regulatory bodies in the United States – including the United States Congress — may adopt new laws or new regulations that could affect the listing and clearing of crypto-related products. For example, several dozen bills that would have addressed the crypto-asset regulatory landscape were introduced in the 117th Congress (2021-2023), and several more have been introduced in the first few months of the 118th Congress (2023-2025). Following the failure of several prominent companies in the crypto-asset ecosystem, most notably FTX, calls for comprehensive federal legislation over crypto-assets have increased. On June 2, 2023, the Chairman of the House Financial Services Committee and the Chairman of the House Committee on Agriculture released a discussion draft of legislation that would provide a statutory framework for the regulation of crypto-assets, including by providing the CFTC with jurisdiction over crypto-assets and clarifying the SEC’s jurisdiction over crypto-assets that are offered as part of an investment contract. The proposed legislation is still in its early stages and material changes to it could occur before it becomes a law, if ever. We stay abreast of U.S. legislative developments regarding crypto-assets, and we will review and, if need be, amend our plans to launch new crypto-related products based on such developments.
In the meantime, the current regulatory framework applies to the crypto-asset ecosystem, and new regulatory guidance is issued regularly. For example, on March 9, 2022, President Biden signed Executive Order 14067, “Ensuring Responsible Development of Digital Assets,” which directed several governmental agencies to develop frameworks and policy recommendations that advance six priorities identified in the Executive Order, including consumer and investor protection and the promotion of financial stability. In September 2022, the White House published a fact sheet titled a “Comprehensive Framework for Responsible Development of Digital Assets” summarizing the reports issued to date. Notably, the US Department of the Treasury’s “Crypto-assets: Implications for Consumers, Investors, and Businesses” stated that “[c]rypto-asset products and services are new and rapidly developing, which can invoke jurisdictions and interests of multiple federal and state regulatory and law enforcement authorities in potentially novel ways” and that “regulators should pursue supervisory guidance or rulemaking to ensure that all crypto-asset intermediaries properly account for novel operational risks, cyber risks, and consumer protection.”
The SEC, in particular, has issued reports, public statements, and orders regarding the applicability of the Howey test to crypto-assets. The SEC also provides insight on its own assessment of the Howey factors to certain crypto-assets when it charges market entities with violating federal securities laws for, in part, transacting in securities without proper registration as a broker-dealer, national securities exchange, or clearing agency (as applicable). For example, in complaints against (i) Binance Holdings Limited, BAM Trading Services, Inc., BAM Management US Holdings, Inc., and Changpeng Zhao on June 5, 2023 and (ii) Coinbase, Inc. and Coinbase Global, Inc. on June 6, 2023, the SEC stated that sixteen crypto-assets are securities. We stay abreast of regulatory developments regarding crypto-assets and crypto-related products, and we will review and, if need be, amend our plans to launch new crypto-related products based on such developments.
Regulation of BSX — Bermuda
BSX was incorporated under the Bermuda Stock Exchange Company Act 1992, as amended by the Bermuda Stock Exchange Amendment Acts in 1996, 1997 and 2002. As a financial institution within the meaning of the Bermuda Monetary Authority Act 1969, as amended (the “BMA Act”), it is subject to the supervision, regulation and inspection of the BMA. However, BSX is otherwise a self-regulating financial institution, and is not subject to a separate regulatory statute.
BSX is recognized by the BMA under the Investment Business Act 2003, specifically Part IV; Regulation of Investment Exchanges and Clearing Houses as a “Recognised Investment Exchange” and is also an “Approved Stock Exchange” for the purposes of the Companies Act 1981, as amended. BSX is regarded as a trusted exchange for the listing of ILS, equities, collective investment vehicles (investment funds) and debt securities, equities, mutual funds and bonds, depository receipts, derivative warrant securities and data distribution services. BSX is recognized as a designated offshore securities market by the SEC and is a full member of the World Federation of Exchanges. It is also recognized by other governments and exchange commissions around the world, including the London Stock Exchange, the Australian government and the Canadian Department of Finance.

The BMA in its oversight of BSX undertakes periodic on-site prudential reviews. In addition to the jurisdictional legislative and regulatory frameworks in which BSX operates, BSX’s commercial activities are governed by an approved series of stock exchange regulations, which include:
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The Bermuda Stock Exchange Listing Regulations;

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The Bermuda Stock Exchange Trading Regulations and Code of Conduct;

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The Bermuda Stock Exchange Settlement Regulations;

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The Bermuda Securities Depository (BSD) Regulations & Participants Guide;

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The Bermuda Stock Exchange Trading Membership Regulations; and

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The Bermuda Stock Exchange Listing Sponsor Regulations.

Clients contractually agree to be bound by applicable BSX regulations. In the event of a breach of the regulations, BSX has the authority to enforce action to remedy the cause giving rise to the breach or to suspend, censure or expel the entity. BSX oversees its regulations and self regulates the entities that use the services of the exchange.

MANAGEMENT
Executive Officers and Directors
Our executive officers and directors and their ages and positions as of March 15, 2023, are as set forth below:
Name	Age	Position(s)
Executive Officers
Thomas P. Gallagher	64	Chairman and Chief Executive Officer
Shelly Brown	63	Executive Vice President – Strategic Planning and Business Development
Barbara J. Comly	64	Executive Vice President, General Counsel and Corporate Secretary
Edward Deitzel	56	Executive Vice President and Chief Regulatory Officer; Chief Compliance Officer of the MIAX Exchanges
Lance Emmons	50	Executive Vice President and Chief Financial Officer
Douglas M. Schafer, Jr.	62	Executive Vice President, Director and Chief Information Officer
John Smollen	62	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Harish Jayabalan	47	Executive Vice President, Chief Information Security Officer and Chief Risk Officer
Mark G. Bagan	57	Executive Vice President – U.S. Futures Strategy; President and Chief Executive Officer of MGEX
Gregory Wojciechowski	60	President of MIAX Global; President and Chief Executive Officer of BSX
Non-Employee Directors
Executive Officers
Thomas P. Gallagher is one of the Company’s principal founders and has served as the Chairman of the Board of Directors of MIH and the MIAX Exchanges since 2008. Mr. Gallagher has been serving as the Chief Executive Officer of MIH and the MIAX Exchanges since 2012. He was a founding partner of the law firm Gallagher, Briody & Butler, a corporate and securities law firm located in Princeton, New Jersey, and was associated with the firm until joining the Company full time in December 2012. Mr. Gallagher has been a director of MGEX since October 2019, becoming Chairman of the MGEX Board of Directors in June 2021. Mr. Gallagher has also been a member of the BSX Council since July 2019, becoming Chairman of the BSX Council in February 2020. Mr. Gallagher is also the Chairman and Chief Executive Officer of the following subsidiaries of MIH: MIAX Technologies since May 2010; MIAX Products since January 2019; MIAX Global since June 2015; and Dorman Trading since October 2022. He is also the Chairman of MIAX Futures since February 2008. From 2005 to 2014 Mr. Gallagher served on the Board of Trustees of The Hun School of Princeton and is currently a Trustee Emeritus.
Shelly Brown has served as the Company’s Executive Vice President, Strategic Planning and Business Development since April 2011. Prior to joining the Company, Mr. Brown served as the Director of Business Management for PEAK6 Investments, a Chicago-based trading firm, where he was head of options execution from September 2009 to February 2011. Prior thereto, Mr. Brown held a number of positions in the financial markets including as Associate Vice President at Nasdaq OMX, Vice President, Derivatives Trading Strategy at PHLX from April 2006 to September 2009, and Manager of Options Trading Systems and co-head of Options Business Development at SIG from April 2001 to April 2006. Prior to joining SIG, Mr. Brown was a founder and Managing Director of Risk Information Systems and Consulting.
Barbara Comly is one of the Company’s principal founders and the Company’s Executive Vice President, General Counsel and Corporate Secretary. She has served as General Counsel and Corporate Secretary since the Company’s inception in 2007. Ms. Comly joined the Company full time as an Executive Vice President in her current roles in December 2012. Ms. Comly was a Partner at Gallagher, Briody & Butler prior to joining the Company and an associate at Morgan, Lewis & Bockius LLP from February 1990 until June 1994 and Shearman & Sterling LLP from September 1987 until December 1989, practicing in the area of corporate and securities law.
Edward Deitzel is Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer for the MIAX Exchanges. Mr. Deitzel has served as our Chief Regulatory Officer since March 2009 and Chief Compliance Officer for the MIAX Exchanges since October 2015. Prior to joining MIH, Mr. Deitzel held a number of positions in surveillance at the Philadelphia Stock Exchange from January 1997 through March 2009.
Lance Emmons has served as the Company’s Executive Vice President, Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Emmons served as Chief Financial Officer of several startups, including Princeton Identity from June 2018 to April 2019. Mr. Emmons worked at International Securities Exchange from March 2004 to December 2016, most recently as Senior Vice President, Finance and Administration, Controller.
Douglas M. Schafer Jr. has served as the Company’s Executive Vice President, Chief Information Officer and a Director of MIH since March 2011. Mr. Schafer also serves as President of Miami International Technologies since March 2011. Prior to joining the Company, Mr. Schafer served in a number of positions with the Philadelphia Stock Exchange from 1993 to 2008 and as Vice President of Derivatives Trading Systems Development for Nasdaq OMX PHLX from 2008 until March 2011.
John Smollen has served as the Company’s Executive Vice President, Head of Exchange Traded Products and Strategic Relations since July 2015. He served as a Managing Director for Goldman Sachs from 2001 to 2011 and as a floor director at Cboe from 2001 to 2010. Additionally, Mr. Smollen served as the Member Vice Chairman at the Cboe in 2006. Prior to joining us, Mr. Smollen served as Managing Partner of Quivetneck Capital from May 2011 to July 2015, a consulting company based in Chicago, Illinois focused on trading, clearing, market making, order flow, routing and trading technology.
Harish Jayabalan has served as Chief Risk Officer of the MIAX Exchanges since joining the Company in August 2011 and as an Executive Vice President and Chief Risk Officer for the Company since September 2022. He has also served as the Company’s and the MIAX Exchanges’ Chief Information Security Officer since September 2017. Prior to joining the Company, Mr. Jayabalan served as Risk Manager for Risk Management and SEC ARP Compliance at Direct Edge from April 2010 to August 2011 and as Audit Risk Review Manager at Citigroup from November 2007 to March 2010.
Mark G. Bagan has served as Executive Vice President — U.S. Futures Strategy of MIH since January 2021 and President and Chief Executive Officer of MGEX since July 2005. Prior to assuming his current role at MGEX, Mr. Bagan was Vice President of Market Administration & Corporate Secretary of MGEX from January 2002 to June 2005. Mr. Bagan represents MGEX in a variety of industry organizations including the Board of Directors of the NFA and the Board of Directors of the Commodities Market Council and formerly served on the Joint Audit Committee, Joint Compliance Committee, Inter-Financial Surveillance Group, the FIA and task forces of the CFTC.
Gregory Wojciechowski has served as President of MIAX Global since January 2020 and President and Chief Executive Officer of BSX since January 2002. Mr. Wojciechowski was the Chief Operating Officer of BSX from 1995 to 2002. Prior to joining BSX in 1993, Mr. Wojciechowski, over a period of several years, held management positions at three large U.S. brokerage firms. Mr. Wojciechowski has been a member of the BSX Council (ex-officio) since January 2001 and is also the Chairman of the Financial Intelligence Agency in Bermuda, and sits on the Board of Directors of the World Federation of Exchanges (WFE), ILS Bermuda and the Bermuda Business Development Agency (BDA).
Non-Employee Directors
Prior to this offering, we intend to nominate additional directors to our board of directors.

Board Composition and Election of Directors
Our board of directors currently consists of        members. Each director is currently elected to the board of directors to hold office until his or her successor has been elected and qualified or until the earlier of his or her resignation or removal.
There are no family relationships among any of our directors and executive officers.
Director Independence
Under the rules of the New York Stock Exchange (the ‘‘NYSE’’), independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the NYSE, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under the NYSE rules and the Exchange Act rules.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in their capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.
Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of        , is an “independent director” as defined under applicable rules of the NYSE, including, in the case of       ,       ,       , and       , the independence criteria set forth in Rule 10A-3 under the Exchange Act. Each of the members of our compensation committee are also “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Board Committees
Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a risk committee, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The board of directors may also establish other committees from time to time to assist us and the board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the NYSE, and the Exchange Act. Upon our listing on the NYSE, each committee charter will be available on the corporate governance section of our website, www. miaxglobal.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.
Audit Committee
The audit committee’s responsibilities upon completion of this offering will include:
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appointing, approving the compensation of, and evaluating the qualifications, performance, and independence of our independent registered public accounting firm;

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overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm, and pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements;

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reviewing and discussing with management and our independent registered public accounting firm any major issues regarding critical accounting principles and financial statement presentations;

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overseeing our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints, and legal and regulatory matters;

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reviewing and discussing our risk management policies with management;

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reviewing, approving, and overseeing policies regarding hiring current or former employees from our independent registered public accounting firm, and establishing and reviewing procedures for the receipt and retention of accounting-related complaints and concerns;

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meeting independently with our independent registered public accounting firm and management;

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reviewing and approving any related person transactions;

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overseeing our risk assessment and risk management with respect to financial reporting;

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preparing the audit committee report required by SEC rules;

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reviewing, at least annually, the adequacy of the audit committee’s charter; and

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conducting, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
The members of our audit committee will be       ,       ,        and          .      will chair the audit committee. Our board of directors has also determined that qualifies as an “audit committee financial expert,” as defined under Item 407 of Regulation S-K.
Compensation Committee
Our compensation committee’s responsibilities upon completion of this offering will include:

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establishing and overseeing our overall compensation philosophy, including assessing whether the philosophy is aligned with our business strategy and stockholder interests and establishing appropriate incentives for management and employees;

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annually reviewing and approving the corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers;

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determining and approving the compensation level of our chief executive officer and other executive officers;

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periodically reviewing and making recommendations to our board of directors with respect to director compensation;

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administering and making recommendations to our board of directors with respect to the design, implementation and administration of our incentive compensation, and equity-based compensation plans;

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reviewing and approving the design of other benefit plans pertaining to our executive officers, including approving, amending or modifying the terms of any other compensation and benefit plan;

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reviewing and recommending to our board of directors regarding any employment and severance arrangements for our executive officers, including employment agreements and change-in-control provisions, plans or agreements;

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annually reviewing compliance by executive officers and directors with our stock ownership guidelines;

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selecting, retaining, and terminating advice of an expert, legal counsel, or other advisor, and determining the related fees and retention terms of such expert, outside counsel or advisor;

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overseeing the preparation of, if required, the annual compensation committee report on executive compensation for inclusion in our annual proxy statement in accordance with the applicable proxy rules;

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reviewing and discussing with management regarding our compensation discussion and analysis (CD&A) if any, and any related or other compensation disclosures required in our SEC reports;

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reviewing succession plans for positions held by executive officers;

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overseeing the assessment of the risks related to our compensation policies and programs applicable to our officers and employees;

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assessing annually whether the work of any compensation consultants involved in determining or recommending executive or director compensation raises any conflict of interests that need to be disclosed in our SEC reports;

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overseeing the administration of our claw-back policy, if any, and reviewing and recommending any policy changes to our board of directors as appropriate;

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reviewing any remuneration proposals from our stockholders and overseeing our engagement with stockholders regarding executive compensation matters;

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reviewing and recommending to the board of directors for approval any proposal regarding Say-on-Pay to be included in our annual proxy statement, if and when required by Section 14A of the Exchange Act (the “Say-on-Pay Vote”);

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reviewing and recommending to the board of directors for approval the frequency with which our Company will conduct the Say-on-Pay Vote (“Say-on-Pay Frequency Vote”), and reviewing the results of any Say-on-Pay Vote and Say-on-Pay Frequency Vote;

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reviewing, at least annually, the adequacy of the compensation committee’s charter; and

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conducting, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee will be       ,       , and       .        will chair the compensation committee.
Nominating and Governance Committee
Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include:
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reviewing and recommending to our board of directors the skills, experience, characteristics and other criteria for identifying and evaluating directors and director candidates;

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identifying, reviewing the qualifications of, and recruiting individuals for election as members of our board of directors, taking into consideration any qualified director candidates recommended by a stockholder in compliance with the requirements specified in our By-Laws and other governing policies and laws;

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recommending to our board of directors the persons for election or reelection to our board of directors at each annual stockholders’ meeting;

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recommending committee members and chairs to our board of directors for appointment and considering periodically rotating directors among the committees;

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recommending to our board of directors qualified candidates to be elected by our board of directors as necessary to fill vacancies and newly created directorships on our board of directors;

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developing and recommending to our board of directors appropriate corporate governance principles, and annually reviewing such principles and recommending changes to our board of directors as appropriate;

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annually reviewing and making recommendations to our board of directors with respect to our board of directors leadership structure;

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annually evaluating the composition of our board of directors and its committees to assess whether the skills, experience, characteristics and other criteria are currently represented on our board of directors as whole and in individual directors and overseeing the conduct of this annual evaluation;

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establishing procedures for the consideration of director candidates recommended by our stockholders to the committee;

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reviewing and assessing any governance-related stockholder proposals submitted to us for inclusion in our proxy statement;

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reviewing and discussing with management regarding the disclosure of our corporate governance practices, director independence, and the director nomination process in our SEC reports;

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devising and proposing to our board of directors a code of business conduct for directors, officers, and employees, that addresses conflicts of interest and compliance with applicable laws, rules and regulations and monitoring compliance with such code;

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reviewing, at least annually, the adequacy of the nominating and corporate governance committee’s charter; and

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performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee will be        , and       .        will chair the nominating and corporate governance committee.
Risk Committee
Our risk committee’s responsibilities upon completion of this offering will include:
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periodically reviewing our Enterprise Risk Management (“ERM”) Policy and Risk Management Framework;

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reviewing and monitoring our subsidiaries’ compliance with applicable risk appetite metrics with respect to financial, legal, compliance, regulatory, reputational and operational risks, and reviewing the steps management has taken to remediate these risks;

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reviewing the disclosures of regulatory risks included in our annual reports on Form 10-K and quarterly reports on Form 10-Q to be filed with the SEC;

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reviewing, with the Company’s general counsel, any legal matters that could have a significant impact on our business, operations, financial statements or reputation;

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reviewing business, regulatory and clearing risks that could have a potential significant impact on our business, operations or reputation;

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periodically reviewing our insurance arrangements;

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reviewing regular reports, on at least a quarterly basis, from our Chief Risk Officer;

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evaluating our ERM function, including its performance, organization, practices, budgeting and staffing;

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evaluating, on an annual basis, the performance of our Chief Risk Officer;

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reviewing our subsidiaries’ reports regarding our technology operations, technology governance, information security, and business continuity planning; and

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providing feedback and questions to technology operations, information security, and business continuity planning for management on desired metrics, reporting detail and any specific concerns.

Role of the Board of Directors in Risk Oversight Process
Our board of directors plays an active role, as a whole and also at the committee level, in overseeing the management of our business risks. Our board of directors, as a whole, is responsible for general oversight of business risks and regular review of information regarding our risks, including financial and operational risks. Our risk committee is responsible for overseeing the risk assessment and risk management of our Company and subsidiaries, including risks related to our compliance with laws, regulations and our policies. Our audit committee is responsible for overseeing the Company’s risk assessment and risk management with respect to financial reporting. The audit committee reviews and discusses with management, and makes recommendations to the board of directors, as appropriate, regarding our financial reporting risks and the steps and mitigating activities used by the Company to monitor and control such risks, including guidelines and policies to govern the process by which this is handled. Our compensation committee oversees the assessment of risks related to our compensation policies and programs applicable to officers and employees. Our board of directors will receive regular reports and input from each of the committees with respect to their particular risk oversight responsibilities.
Our MIAX Exchange boards of directors, and in particular the risk management and regulatory oversight committees of the MIAX Exchanges, have historically taken the lead in overseeing our operational and cybersecurity risk management. These committees coordinate with our management and internal audit teams to assess the risks associated with our business operations generally and specific to the exchange and to ensure appropriate internal audits and other self-assessments are regularly performed to cover the risk areas identified. These committees are charged with reviewing and assessing report results, providing feedback and reporting to the larger MIAX Exchange boards. Our MIAX Exchange audit committee chair, regulatory oversight committee chair and technology committee chair form our MIAX Exchange risk management committees, which also include as nonvoting management participants senior members of our enterprise risk management, information security, regulatory, compliance and technology governance teams. These senior management participants are also responsible for reporting on these matters to our board of directors.
Leadership Structure of the Board
Our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chair of our board of directors and Chief Executive Officer. Our Chief Executive Officer currently serves as the chair of the board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time.
Code of Business Conduct and Ethics
We intend to adopt a written code of business conduct and ethics, or Code of Conduct that will apply to our directors, executive officers and employees. Following this offering, a current copy of the Code of Conduct will be available on the Corporate Governance section of our website, www.miaxglobal.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements with respect to our executive officers and directors, will be disclosed on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.
Limitation of Directors’ and Officers’ Liability and Indemnification
As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for any breach of their fiduciary duties as directors, to the fullest extent permitted by the DGCL.
We have directors’ and officers’ liability insurance to cover liabilities our directors and executive officers may incur in connection with their services to us. Our amended and restated certificate of incorporation and bylaws require us to indemnify members of our board of directors and of other committees, as well as our executive officers, and may indemnify other officers, agents and employees, and any persons serving another corporation, partnership, joint venture, trust or other enterprise at our request, in each case to the maximum extent permitted by the DGCL; provided, however, that we may limit the extent of such indemnification by individual contracts with our directors and executive officers; and provided, further, that we will not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our board of directors, or (iii) such indemnification is provided by us, in our sole discretion, to the extent permitted by the DGCL.
Our amended and restated bylaws also require us to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer or is or was serving as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise at our request, prior to the final disposition of the proceeding, promptly following such person’s request, all expenses incurred by such person in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay any amounts advanced by us if it is ultimately determined that such person is not entitled to be indemnified; provided, however, that we will not be required to advance any expenses to any person who our board of directors determines has acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of our Company.
We have entered into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such terms are defined in the rules promulgated under the Securities Act. In accordance with these rules, our “named executive officers” for fiscal year 2022 were:
•
Thomas P. Gallagher, our Chairman and Chief Executive Officer;

•
Douglas M. Schafer Jr., our Executive Vice President, Chief Information Officer;

•
Barbara J. Comly, our Executive Vice President, General Counsel and Corporate Secretary;

•
Shelly Brown, our Executive Vice President, Strategic Planning and Business Development; and

•
Lance Emmons, our Executive Vice President and Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
Summary Compensation Table
The following table sets forth the compensation of our named executive officers for the fiscal year ended December 31, 2022:
Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	All other compensation ($)	Total ($)
Thomas P. Gallagher Chairman & Chief Executive Officer	2022	2,500,000	5,950,000	500,003	—	51,967(4)	9,001,970
Douglas M. Schafer Jr. Executive Vice President and Chief Information Officer	2022	1,750,000	900,000	—	—	104,614(5)	2,754,614
Barbara J. Comly Executive Vice President, General Counsel & Corporate Secretary	2022	1,450,000	800,000	400,002	—	82,434(6)	2,732,436
Shelly Brown Executive Vice President, Strategic Planning and Business Development	2022	600,000	615,000	1,852,879	365,711	26,976(7)	3,460,566
Lance Emmons Executive Vice President and Chief Financial Officer	2022	550,000	850,000	2,578,000	—	14,940(8)	3,992,940

(1)
The amounts reported represent discretionary bonuses paid in March 2023 based upon the achievement of Company and individual performance objectives for the year ended December 31, 2022, as determined by our compensation committee in the case of our Chief Executive Officer and our Chief Executive Officer in the case of our Executive Vice Presidents.

(2)
The amounts reported represent the grant date fair value of restricted stock awards granted in 2022 as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. For additional information on these awards, please see the “Outstanding Equity Awards Table” below.

(3)
The amounts reported represent the grant date fair values of option awards granted in 2022 as computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. For additional information on this award, please see the “Outstanding Equity Award Table” below.

(4)
The amount reported represents matching contributions under our 401(k) plan in the amount of $9,150, payments for executive life insurance and other health and welfare benefits in the amount of $24,817 and a car allowance of $18,000.

(5)
The amount reported represents matching contributions under our 401(k) plan in the amount of $9,150, payments for executive life insurance and other health and welfare benefits in the amount of $35,260, a car allowance of $10,200 and a housing allowance of $50,004.

(6)
The amount reported represents matching contributions under our 401(k) plan in the amount of $9,150, payments for executive life insurance and other health and welfare benefits in the amount of $61,284 and a car allowance of $12,000.

(7)
The amount reported represents matching contributions under our 401(k) plan in the amount of $9,150 and payments for executive life insurance and other health and welfare benefits in the amount of $17,826.

(8)
The amount reported represents matching contributions under our 401(k) plan in the amount of $9,150 and payments for executive life insurance and other health and welfare benefits in the amount of $5,790.

Employment Agreements with Our Named Executive Officers
We have entered into employment agreements with each of our named executive officers. The following is a summary of the material terms of those employment agreements. For purposes of this discussion, the following terms have the meanings ascribed to them below.
“Cause” means the named executive officer’s (i) willful failure (but in the case of the Chief Information Officer, Chief Financial Officer and, Executive Vice President, Strategic Planning and Business Development such failure need not be willful, and, in the case of the Chief Financial Officer, such failure needs to be repeated and continuing) to follow any reasonable directive, policy or instruction of the Chief Executive Officer or the board of directors of the Company (or a subsidiary if applicable) (and, in the case of the Chief Executive Officer and the General Counsel, such directive, policy or instruction must also be lawful and written); (ii) material breach of the terms of his or her employment agreement with the Company; (iii) willful malfeasance (but in the case of the Chief Information Officer, Chief Financial Officer and Executive Vice President, Strategic Planning and Business Development, such malfeasance need not be willful) or gross negligence in the performance of his or her of her duties; (iv) dishonesty with respect to the Company that has a material injurious effect on the Company; or (v) conviction of, or plea of guilty or no contest to, any crime involving deception, fraud or moral turpitude that has a material injurious effect on the Company.
“Corporate Transaction” means: (i) a sale of all or substantially all of the Company’s assets, (ii) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction, (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company, or (iv) a change in the effective control of the Company, which occurs on the date that a majority of members of the board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election.

“Good Reason” means (in the absence of written consent by the named executive officer) (i) material diminution by the Company of the named executive officer’s authority, duties and responsibilities, which change would cause the named executive officer’s position to become one of less responsibility, importance and scope, (ii) material reduction by the Company of the named executive officer’s base salary, as it may be increased from time to time, (iii) a materially adverse change in the geographic location at which the named executive officer must perform services, or (iv) any other action or inaction that constitutes a material breach by the Company of the named executive officer’s employment agreement.
Gallagher Employment Agreement
We entered into an employment agreement with Mr. Gallagher, our Chairman and Chief Executive Officer, originally effective December 1, 2012, which has been amended from time to time and was most recently amended and restated effective as of January 1, 2022. The term of the agreement ends December 31, 2024 (subject to any renewal). The agreement provides Mr. Gallagher with (i) an annual base salary of $2,500,000, (ii) an opportunity to receive additional discretionary bonuses in the sole discretion of our compensation committee, (iii) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (iv) a life insurance policy during the term of his agreement in an amount of at least $3,000,000 provided at our expense, (v) piggyback registration rights with respect to the inclusion in a registration statement of shares of our common stock held by Mr. Gallagher on terms at least as favorable as any other holder of common stock other than our strategic investors, (vi) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), any technology bonus pool we adopt, if any, as well as any short term incentive and long term incentive compensation plans and executive cash bonus pool we adopt, if any, (vii) 25 days of paid vacation per year, (viii) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (ix) a monthly car allowance in the amount of $1,500.
In addition, in the event Mr. Gallagher’s employment with the Company is terminated by us without Cause or by Mr. Gallagher for Good Reason, we are obligated to pay Mr. Gallagher the following severance benefits: (1) his base salary payable in installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year in which Mr. Gallagher’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Mr. Gallagher during the remaining balance of the term had a termination not occurred, together with any accrued but unpaid cash bonuses, (2) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (3) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (4) within 30 calendar days after the date of termination, Mr. Gallagher’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or two years following a Corporate Transaction, Mr. Gallagher will be paid in a lump sum payment within 30 calendar days after the date of such termination, his base salary and bonuses that would have been payable over 24 months from the termination date or if longer, the remaining balance of the term had a termination not occurred. In addition, Mr. Gallagher is entitled to a tax gross-up payment if any of his payments or benefits are subject to the excise tax under Section 4999 of the Code (a so-called golden parachute gross- up), but not in excess of one times his base salary for the calendar year prior to the date that Mr. Gallagher’s employment terminates.
Schafer Employment Agreement
We entered into an employment agreement with Mr. Schafer, our Executive Vice President and Chief Information Officer, which was most recently amended and restated January 1, 2022. The term of the agreement ends September 30, 2024. The agreement provides Mr. Schafer with the following benefits: (i) an annual base salary of $1,750,000, (ii) an annual bonus in an amount up to $500,000, subject to the achievement by Mr. Schafer and/or the Company of certain performance criteria established by the Chief Executive Officer following consultation with our compensation committee and communicated to Mr. Schafer in the first quarter of the applicable year, (iii) an opportunity to receive additional discretionary bonuses in our sole discretion, (iv) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (v) life insurance policies during the term of his agreement in the aggregate amount of $12,250,000 provided at our expense, (vi) a monthly housing allowance in the amount of $4,167 for any period in which Mr. Schafer maintains a second residence within a 25-mile radius of our office in order to reduce his weekday commute, (vii) eligibility to participate in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), as well as any technology bonus pool we adopt, if any, (viii) 25 days of paid vacation per year, (ix) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (x) a monthly car allowance in the amount of $850.
In addition, in the event Mr. Schafer’s employment is terminated by the Company without Cause or by Mr. Schafer for Good Reason, we are obligated to pay Mr. Schafer the following severance benefits: (1) his base salary payable in installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year during which Mr. Schafer’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Mr. Schafer during the remaining balance of the term had a termination not occurred, (2) his minimum annual base bonus payable in a lump sum payment within 30 calendar days after the date of such termination, (3) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (4) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (5) within 30 calendar days after the date of termination, Mr. Schafer’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or 24 months following a Corporate Transaction, the date on which the term of Mr. Schafer’s agreement would have expired will be deemed to be the second anniversary of the date of the termination.
Comly Employment Agreement
We entered into an employment agreement with Ms. Comly, our Executive Vice President, General Counsel and Corporate Secretary, originally effective December 1, 2012, which has been amended from time to time and was most recently amended and restated effective as of January 1, 2022. The term of the agreement ends December 31, 2024 (subject to any renewal). The agreement provides Ms. Comly with (i) an annual base salary of $1,450,000, (ii) an annual bonus in an amount up to $400,000, subject to the achievement by Ms. Comly and/or the Company of certain performance criteria established by our Chief Executive Officer following consultation with our compensation committee and communicated to Ms. Comly in the first quarter of the applicable year, (iii) an opportunity to receive additional discretionary bonuses in our sole discretion, (iv) a one-time special bonus in the amount of $1,000,000 in the event our common stock is registered on one or more U.S. national securities exchanges, which will become payable in connection with this offering, (v) a special bonus in the amount of $250,000 upon our acquisition or launch of a new securities exchange, (vi) a life insurance policy during the term of her agreement in an amount of at least $3,000,000 provided at our expense, (vii) piggyback registration rights with respect to the inclusion in a registration statement of our common stock held by Ms. Comly on terms at least as favorable as any other holder of common stock other than our strategic investors, (viii) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), any technology bonus pool we adopt, if any, as well as any short term incentive and long term incentive compensation plans and executive cash bonus pool we adopt, if any, (ix) 30 days of paid vacation per year, (x) eligibility to participate in our retirement plan and health, life and disability insurance, plans or programs and (xi) a monthly car allowance in the amount of $1,000.
In addition, in the event Ms. Comly’s employment with the Company is terminated by us without Cause or by Ms. Comly for Good Reason, we are obligated to pay Ms. Comly the following severance benefits: (1) her base salary payable in installments through the earlier of the remaining term of her employment agreement or February of the year following the calendar year during which Ms. Comly’s employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Ms. Comly during the remaining balance of the term had a termination of Ms. Comly’s employment not occurred, together with any accrued but unpaid cash bonuses, (2) continued health care coverage with such cost of coverage to be provided, directly or indirectly, on at least a monthly basis for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (3) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (4) within 30 calendar days after the date of termination, Ms. Comly’s accrued vacation time and business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or two years following a Corporate Transaction, Ms. Comly will be paid in a lump sum payment within 30 calendar days after the date of such termination, her base salary and bonuses that would have been payable over 24 months from the termination date or if longer, the remaining balance of the term had a termination not occurred. In addition, Ms. Comly is entitled to a tax gross-up payment if any of her payments or benefits are subject to the excise tax under Section 4999 of the Code (a so-called golden parachute gross-up), but not in excess of one times her base salary for the calendar year prior to the date that Ms. Comly’s employment terminates.
Brown Employment Agreement
We entered into an employment agreement with Mr. Brown, our Executive Vice President, Strategic Planning and Business Development, effective January 1, 2022. The term of the agreement ends December 31, 2023 (subject to any renewal). The agreement provides Mr. Brown with (i) an annual base salary of $600,000, (ii) an annual bonus in an amount up to $200,000, subject to the achievement by Mr. Brown and/or the Company of certain performance criteria established by our Chief Executive Officer following consultation with our compensation committee and communicated to Mr. Brown in the first quarter of the applicable year, (iii) an opportunity to receive an additional discretionary bonus of up to $250,000 in our sole discretion, and which may be based upon the achievement by Mr. Brown and/or the Company of certain performance criteria established by our Chief Executive Officer following consultation with our compensation committee, (iv) a special milestone bonus in an amount of up to $500,000, based upon achievement by the Company of specified milestone events communicated to Mr. Brown and Mr. Brown’s performance relative to such milestone events as determined by our Chief Executive Officer, (v) a life insurance policy during the term of his agreement in an amount of $1,000,000 at our expense, (vi) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), (vii) 25 days of paid vacation per year, (viii) eligibility to participate in our health, life and disability insurance, plans or programs, and (ix) a stock option award granted under our Stock Incentive Plans on March 10, 2022, and restricted stock awards granted under our Stock Incentive Plans on March 31, 2022 and September 10, 2022, which are reflected in the section titled “Outstanding Equity Awards Table” with respect to Mr. Brown, plus an additional 75,000 restricted shares of our common stock issuable on September 1, 2023, subject to the terms and conditions of our Stock Incentive Plans and applicable restricted stock award agreement.
In addition, in the event Mr. Brown’s employment with the Company is terminated by us without Cause or by Mr. Brown for Good Reason, we are obligated to pay Mr. Brown the following severance benefits: (1) his base salary payable monthly or semi-monthly in installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year during which Mr. Brown’s employment was terminated, and then, on that March 1st, an amount equal to the base salary that would have been payable to Mr. Brown during the remaining balance of the term had a termination of Mr. Brown’s employment not occurred, (2) an amount equal to the minimum annual base bonus that would have been payable to Mr. Brown during the remaining balance of the term had a termination not occurred, payable within 30 days of the date Mr. Brown’s employment terminates, (3) continued health care coverage with such cost of coverage to be provided, directly or indirectly, for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (4) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (5) within 30 calendar days after the date of termination, Mr. Brown’s accrued vacation time and outstanding business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or 24 months following a Corporate Transaction, the date on which the term of Mr. Brown’s agreement would have expired will be deemed to be the second anniversary of the date the termination.

Emmons Employment Agreement
We entered into an employment agreement with Mr. Emmons, our Executive Vice President and Chief Financial Officer, which was most recently amended and restated effective as of January 1, 2022. The term of the agreement ends December 31, 2023; however, it will automatically renew for an additional year unless either party notifies the other at least 90 days prior to December 31, 2023 of their intent not to extend the term for an additional year. The agreement provides Mr. Emmons with the following benefits: (i) an annual base salary of $550,000, (ii) an annual bonus in an amount of not less than $200,000, subject to the achievement by Mr. Emmons and/or the Company of certain performance criteria established by our Chief Executive Officer following consultation with our compensation committee and communicated to Mr. Emmons in the first quarter of the applicable year, (iii) a special bonus in the amount of $250,000 upon our acquisition or launch of a new securities exchange, (iv) participation in our Transaction Incentive Plan (described below in the Section titled “Potential Payments upon Termination or Change in Control”), (ix) 20 days of paid vacation per year and (v) eligibility to participate in our retirement, health, life and disability insurance, plans or programs.
In addition, in the event Mr. Emmons’ employment with the Company is terminated by us without Cause or by Mr. Emmons for Good Reason, we are obligated to pay Mr. Emmons the following severance benefits: (1) his base salary payable in monthly installments through the earlier of the remaining term of his employment agreement or February of the year following the calendar year during which Mr. Emmons’ employment was terminated, and then on that March 1st an amount equal to the base salary that would have been payable to Mr. Emmons during the remaining balance of the term had a termination of Mr. Emmons’ employment not occurred, (2) an amount equal to the minimum annual bonus that would have been payable during the remaining balance of the term had a termination of Mr. Emmons’ employment not occurred, payable within 30 calendar days after the date of termination, (3) continued health care coverage with such cost of coverage to be provided, directly or indirectly, for the lesser of (x) 12 months beginning with the termination date or (y) the balance of the term, (4) any rights and benefits (if any) provided under our plans and programs, determined in accordance with the applicable terms and provisions of such plans and programs and (5) within 30 calendar days after the date of termination, Mr. Emmons’ accrued vacation time and outstanding business expense reimbursement through the date of termination in accordance with our usual procedures; provided, however, that if the termination occurs within the six months preceding or 24 months following a Corporate Transaction, the date on which the term of Mr. Emmons’ agreement would have expired will be deemed to be the second anniversary of the date the termination.
Outstanding Equity Awards Table
The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2022:

	Option Awards(1)						Stock Awards(1)
Name	Grant Date	Number of securities underlying unexercised options (#) Exercisable(2)	Number of securities underlying unexercised options (#) Unexercisable(2)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(3)	Option exercise price ($)(4)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market values of shares or units of stock that have not vested ($)(5)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(5)
Thomas P. Gallagher	11/22/2013	4,000,000			5.00	11/21/2023
	8/3/2016	750,000			6.00	8/2/2026
	5/29/2018	600,000			6.00	5/28/2028
	8/1/2019	500,000			6.00	7/31/2029
	1/28/2021	200,000	400,000		7.61	1/27/2031
	9/10/2021	250,000		500,000	8.07	9/9/2031
							1,939,543(6)	19,240,257
									500,000(7)	4,960,000
Douglas M. Schafer, Jr.	5/23/2014	750,000			6.00	5/22/2024
	8/3/2016	300,000			6.00	8/2/2026
	5/18/2018	300,000			6.00	5/17/2028
	8/1/2019	400,000			6.00	7/31/2029
	1/28/2021	100,000	200,000		7.61	1/27/2031
	9/10/2021	100,000		200,000	8.07	9/9/2031
							985,316(8)	9,774,335
Barbara J. Comly	11/22/2013	2,000,000			5.00	11/21/2023
	8/3/2016	300,000			6.00	8/2/2026
	5/29/2018	300,000			6.00	5/28/2028
	8/1/2019	300,000			6.00	7/31/2029
	1/28/2021	100,000	200,000		7.61	1/27/2031
	9/10/2021	100,000		200,000	8.07	9/9/2031
							399,626(9)	3,964,290
									200,000(7)	1,984,000
Shelly Brown	5/23/2014	133,333			6.00	5/22/2024
	8/3/2016	164,000			6.00	8/2/2026
	10/13/2017	100,000			6.00	10/12/2027
	5/18/2018	200,000			6.00	5/17/2028
	8/1/2019	300,000			6.00	7/31/2029
	12/1/2020	200,000	100,000		7.61	11/30/2030
	9/10/2021	16,667		33,333	8.07	9/9/2031
	3/10/2022		100,000		12.89	3/9/2032
							515,838(10)	5,117,113
									125,000(11)	1,240,000
Lance Emmons	3/6/2020	166,667	83,333		6.75	3/5/2030
	12/1/2020	166,667	83,333		7.61	11/30/2030
	9/10/2021	50,000		100,000	8.07	9/9/2031
	3/10/2022								200,000(12)	1,984,000

(1)
In connection with this offering, (i) all options to purchase shares of our nonvoting common stock or our Series B preferred stock are being converted into options to purchase shares of our voting common stock on a one-for-one basis and (ii) all restricted shares of nonvoting common stock are being converted into restricted shares of our common voting stock on a one-for-one basis. Capitalized terms used but not defined in the footnotes have the meanings ascribed to them under the sections titled “Vesting of Equity Incentive Awards” and “Stock Incentive Plans” below.

(2)
Represent options to purchase shares of our nonvoting common stock granted under the Prior Stock Incentive Plans. Options granted prior to January 1, 2021 were granted under the 2013 Employee Plan and options granted on or after January 1, 2021 were granted under the 2021 Plan. For additional information on these plans, please see the sections titled “Vesting of Equity Incentive Awards” and “Stock Incentive Plans” below. Options that were unvested as of December 31, 2022 vest annually pro rata over a three-year period commencing on the first anniversary of the grant date or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) Termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through the applicable vesting date. To the extent not already vested, these options will vest and become fully exercisable in connection with this offering so long as it is a Qualified Public Offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

(3)
Represent options to purchase shares of our nonvoting common stock granted under the 2021 Plan, which vest annually pro rata over a three-year period commencing on the first anniversary of date of grant or, if earlier, upon the first of the following to occur: (i) a Corporate Transaction; (ii) termination of the named executive officer’s employment without Cause; or (iii) a liquidation event such as a Qualified Public Offering, subject to the named executive officer’s continuous service to us through each applicable vesting date and the achievement of certain performance conditions that were established by our Chief Executive Officer (or by our compensation committee for awards to our Chief Executive Officer) relating to the named executive officer’s efforts toward obtaining a Qualified Public Offering. The performance conditions will be satisfied and these options will vest and become fully exercisable in connection with this offering so long as it is a Qualified Public Offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

(4)
The option exercise prices set forth in this column represent the fair market value of a share of our common stock on the date of grant, as determined by our compensation committee.

(5)
The amounts set forth in this column represent the fair market value of the shares of our common stock that were unvested as of December 31, 2022, based on a fair market value of $9.92 per share as of December 31, 2022, as determined by our audit committee.

(6)
Represents the following grants of shares of restricted voting and nonvoting common stock:

•
600,000 shares of restricted common stock issued pursuant to the restricted stock award agreement effective June 23, 2010, as amended, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
61,300 shares of restricted common stock issued pursuant to the restricted stock award agreement effective October 18, 2011, as amended, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
339,273 shares of restricted common stock issued pursuant to the restricted stock award agreement dated November 30, 2011, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
250,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
200,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on May 29, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event, subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
200,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 1, 2019, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest when such restrictions lapse; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
250,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on December 1, 2020, which shares vest in full on the earlier of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
38,790 shares of restricted nonvoting common stock granted under the 2021 Plan on March 10, 2022, which shares vest in full on the earlier of: (i) March 10, 2025, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(7)
Represent shares of restricted nonvoting common stock granted under the 2021 Plan pursuant to the restricted stock award agreement effective September 10, 2021, which shares vest in full on the earlier of: (i) the three-year anniversary of the grant date, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided, however, that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest, and restrictions lapse, on the 180th day after the Company obtains such status; and provided, further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date and achievement of certain performance conditions that were established by our Chief

Executive Officer (or our compensation committee with respect to awards granted to our Chief Executive Officer) relating to the named executive officer’s efforts toward obtaining Qualified Public Company Status. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.
(8)
Represents the following grants of shares of restricted nonvoting common stock:

•
100,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
100,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on May 18, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status; or (ii) consummation of a Deemed Liquidation Event; subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
500,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on August 1, 2019, which shares vest on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest when such restrictions lapse; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
285,316 shares of restricted nonvoting common stock issued under the 2021 Plan on September 10, 2021, which shares vest in full on the earlier of: (i) September 10, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject in each case to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(9)
Represents the following grants of shares of restricted voting and nonvoting common stock:

•
100,000 shares of restricted common stock issued pursuant to a restricted stock award agreement effective November 30, 2011, which shares vest in full upon the earlier to occur of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
100,000 shares of restricted nonvoting common stock granted under the 2013 Employee Plan on August 3, 2016, which shares vest in full on the earlier of the following: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.
•
100,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on May 29, 2018, which shares vest in full on the earlier of: (i) the Company obtaining Qualified Public Company Status or (ii) consummation of a Deemed Liquidation Event, subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse in connection with this offering, subject to the named executive officer’s continuous service with us through the closing of this offering.

•
68,594 shares of restricted nonvoting common stock issued under the 2013 Employee Plan on December 1, 2020, which shares vest in full on the earlier of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject in each case to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
31,032 shares of restricted non-voting common stock granted under the 2021 Plan on March 10, 2022, which shares vest in full on the earlier of: (i) March 10, 2025, (ii) consummation of a Deemed Liquidation Event and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

(10)
Represents the following grants of shares of restricted voting and nonvoting common stock:

•
66,667 shares of restricted nonvoting common stock issued under the 2013 Employee Plan pursuant to a restricted stock award agreement effective May 23, 2014, which shares vest in full upon the earlier to occur of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event, and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
100,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan pursuant to a restricted stock award agreement effective August 3, 2016, which shares vest in full upon the earlier to occur of: (i) August 2, 2024, (ii) consummation of a Deemed Liquidation Event, and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
50,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan pursuant to a restricted stock award agreement effective December 1, 2020, which shares vest in full upon the earlier to occur of: (i) December 1, 2023, (ii) consummation of a Deemed Liquidation Event, and

(iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.
•
202,837 shares of restricted nonvoting common stock issued under the 2021 Plan pursuant to two restricted stock award agreements effective September 10, 2021, which shares vest in full upon the earlier to occur of: (i) September 10, 2024, (ii) consummation of a Deemed Liquidation Event, and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
21,334 shares of restricted nonvoting common stock issued under the 2021 Plan pursuant to a restricted stock award agreement effective March 31, 2022, which shares vest in full upon the earlier to occur of: (i) March 31, 2025, (ii) consummation of a Deemed Liquidation Event, and (iii) the Company obtaining Qualified Public Company Status; provided that if a market stand-off, lock-up or similar agreement prohibiting, restricting or otherwise limiting the sale of shares in connection with the Company’s obtaining such status shall apply, the shares will vest and restrictions lapse, on the 180th day after the Company obtains such status; and provided further that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date. The restrictions on these shares will lapse 180 days following the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
75,000 shares of restricted voting common stock issued under the 2022 Plan pursuant to a restricted stock award agreement effective September 10, 2022, which shares vest in full upon the earlier to occur of: (i) September 10, 2025 or (ii) consummation of a Change in Control, subject to the named executive officer’s continuous service to us through the applicable vesting date.

(11)
Represents the following grants of shares of restricted nonvoting common stock:

•
75,000 shares of restricted nonvoting common stock issued under the 2013 Employee Plan pursuant to a restricted stock award agreement effective May 18, 2018, which shares vest in full on the earlier of: (i) consummation of a Deemed Liquidation Event and (ii) the Company obtaining Qualified Public Company Status; provided, however, that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date and achievement of certain performance conditions that were established by our Chief Executive Officer. The restrictions on these shares will lapse on the closing of this offering, subject to the named executive officer’s continuous service with us through such date.

•
50,000 shares of restricted nonvoting common stock issued under the 2021 Plan pursuant to a restricted stock award agreement effective March 31, 2022, which shares vest (i) one-third on each of the first, second and third anniversaries of the date of grant, subject to the named executive officer’s achievement of certain performance conditions that were established by our Chief Executive Officer, and (ii) as to any unvested shares remaining outstanding, upon consummation of a Deemed Liquidation Event notwithstanding any future performance criteria otherwise applicable, provided that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date.

(12)
Represents shares of restricted nonvoting common stock issued under the 2021 Plan pursuant to a restricted stock award agreement effective March 10, 2022, which shares vest (i) one-third on each of the first, second and third anniversaries of date of the grant, subject to the named executive officer’s achievement of certain performance conditions that were established by our Chief Executive Officer, and (ii) as to any unvested shares remaining outstanding upon consummation of a Deemed Liquidation

Event notwithstanding any future performance criteria otherwise applicable, provided that vesting remains subject to the named executive officer’s continuous service to us through the applicable vesting date.
Vesting of Equity Incentive Awards
Awards presented in the Outstanding Equity Awards Table vest over time, subject to the grantee’s continuous service to us through a specified date or dates, or, if earlier, upon the occurrence of certain specified events, such as a “Change in Control,” “Corporate Transaction,” “Deemed Liquidation Event,” “Qualified Public Offering,” our obtaining “Qualified Public Company Status,” or the grantee’s termination of employment without “Cause,” as such terms are defined in the applicable equity incentive plan or award and summarized below.
“Cause” means any of the following: (i) the definition of cause set forth in any written employment agreement between the named executive officer and the Company; (ii) the named executive officer being charged with or convicted of, or the entering of a guilty plea or plea of no contest with respect to, a felony or, with respect to a crime which is not a felony, to any other crime involving dishonesty, fraud or a financial crime or the equivalent thereof; (iii) any act or omission of the named executive officer that, in connection with the named executive’s employment with the Company, amounts to or constitutes a breach of a fiduciary duty, gross negligence, willful misconduct, or material misconduct, or that amounts to or constitutes fraud, embezzlement, or misappropriation; (iv) named executive officer’s breach of any material term(s) of the plan or award agreement granted thereunder; (v) any intentional act or omission of the named executive officer that causes or threatens to cause the Company to suffer or endure public disgrace, disrepute, or economic harm; or (vi) named executive officer’s material breach of the terms of any agreement that we have entered into with the named executive officer, including their employment agreement and any confidentiality, non-disparagement, non-competition or non-solicitation covenants of such agreements; provided that we provide notice of such reason to the participant after the event or occurrence constituting Cause arises.
“Change in Control” means (i) any person becoming the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company; (ii) a merger, reorganization, or consolidation of the Company or in which equity securities of the Company are issued and at least one person acquires more than 50% of the combined voting power of the Company, other than any such transaction that would result in voting securities of the Company outstanding immediately prior thereto continuing to represent (including due to conversion into voting securities of the surviving entity or its direct or indirect parent) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity; (iii) if, within a two-year period, the individuals constituting the majority of the board at the start of such period, together with any new directors whose election by the board or nomination of election by the Company’s stockholders was approved by a vote of at least a majority of such individuals, fail to constitute a majority of the board by the end of such period; or (iv) stockholder approval of a complete liquidation or dissolution of the Company or the consummation of a disposition by the Company of all or substantially all of its assets, other than a disposition to a person who beneficially owns, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the disposition.
“Corporate Transaction” means: (i) a sale of all or substantially all of the Company’s assets, or (ii) the merger, consolidation or other business combination of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of voting common stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting stock of the surviving entity) a majority of the total voting power represented by the shares of the voting common stock of the Company (or the surviving entity) outstanding immediately after such transaction, or (iii) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then-outstanding shares of the Company, or (iv) a change in the effective control of the Company, which occurs on the date that a majority of members of the board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election.

“Deemed Liquidation Event” means the consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting shares of the Company are disposed of or conveyed.
“Qualified Public Company Status” means the Company’s common stock is registered on one or more U.S. national securities exchanges.
“Qualified Public Offering” means an initial public offering of the Company’s common stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000.
“Termination” means with respect to a participant, that the participant has for any reason ceased to provide services as an employee, officer, consultant, independent contractor or advisor to the Company, its parent, or any of its subsidiaries.
Stock Incentive Plans
We have in effect the following stock incentive plans (collectively, the “Prior Stock Incentive Plans”) under which stock options and restricted stock awards have been granted to employees and other service providers, including the named executive officers and non-employee members of our board of directors: (i) the 2008 Stock Incentive Plan (“2008 Employee Plan”), (ii) the 2008 Stock Incentive Plan for Non- Employee Directors and Members of the Board of Advisors (“2008 Director Plan”), (iii) the 2013 Stock Option and Incentive Plan for Employees and Consultants (“2013 Employee Plan”), (iv) the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (“2013 Director Plan”) and (v) the 2021 Stock Option and Incentive Plan for Employees and Consultants (“2021 Plan”).
Effective May 16, 2022, our board of directors adopted the 2022 Equity Incentive Plan (the “2022 Plan”) and amended each of the Prior Stock Incentive Plans to provide that all shares of our nonvoting common stock or Series B preferred stock subject to awards under such plans, will be converted into shares of our voting common stock in connection with this offering. Effective upon the adoption of the 2022 Plan, no further awards will be granted under any of the Prior Stock Incentive Plans.
2022 Equity Incentive Plan
Overview; types of awards.   The purposes of the 2022 Plan are to provide additional incentives to selected employees, directors, consultants and other service providers of ours or our affiliates, to strengthen their commitment and motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the 2022 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock, restricted stock units, performance-based awards and other awards (collectively, “awards”). ISOs may be granted only to our employees, including our officers and the employees of our subsidiaries. All other awards may be granted to our employees, including our officers, non- employee directors, consultants, other services providers and those of our affiliates.
Authorized shares.   As of March 31, 2023, there were 5,978,021 shares of our voting common stock subject to outstanding awards under the 2022 Plan. The maximum number of shares of common stock that may be issued under our 2022 Plan is 25,520,666 shares, subject to adjustment as discussed below. The number of shares reserved for issuance under our 2022 Plan will automatically increase on January 1 of each year continuing through and including January 1, 2032, by 5% of the total number of shares of common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. Shares subject to awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2022 Plan. In addition, shares issued pursuant to awards under our 2022 Plan that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations with respect to an award, will become available for future grant under our 2022 Plan.

Administration.   For purposes of these summaries of our 2022 Plan and Prior Stock Incentive Plans, we sometimes refer to our board of directors, or the applicable committee with the power to administer the 2022 Plan or Prior Stock Incentive Plans as the “administrator.” Our board of directors, or a duly authorized committee of our board of directors, may administer our 2022 Plan. Subject to the terms of the 2022 Plan, the administrator has the authority to choose which service providers will receive awards and to determine the terms of awards (including, but not limited to, vesting, exercise and forfeiture provisions). In addition, the administrator has authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2022 Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the plan and any award issued under the plan (and any agreements or sub-plans relating thereto); and to otherwise supervise the administration of the plan. The administrator may correct any defect, supply any omission, or reconcile any inconsistency in the 2022 Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the plan. The administrator’s determinations under the 2022 Plan made in the administrator’s sole discretion are final and binding on all persons having or claiming any interest in the 2022 Plan or in any award.
Transferability. Generally, stock options granted under the 2022 Plan may not be transferred other than by the laws of descent and distribution and all stock options are exercisable, during the holder’s lifetime, only by the holder. However, a holder, with approval of the administrator, may transfer a non-qualified stock option by gift to a family member of the holder. Restricted stock and other stock-based awards generally may not be transferred until after the shares have been issued and all applicable restrictions lapsed.
Change in Control. In the event of a “Change in Control” (as defined above in the section titled “Vesting of Equity Incentive Awards”), outstanding awards are to be continued, assumed or replaced with substitute rights, as determined by the administrator: The administrator may choose to (i) accelerate the vesting of any and all stock options and other outstanding awards, (ii) provide for the cancellation of awards for an amount of cash equal to the excess (if any) of the Change in Control price of the shares covered by such awards, over the aggregate exercise price of such awards or (iii) terminate all outstanding and unexercised awards that provide for participant-elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each participant holding an award at least 20 days prior to the date of the Change in Control and providing such holders with the opportunity to exercise all outstanding awards held by them.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan; however, amendments, suspensions, and terminations that materially impair the rights of a participant in the 2022 Plan and certain material amendments also require the approval of our stockholders.
2021 Plan
Overview; types of awards.   The 2021 Plan, as most recently amended effective May 16, 2022, provided for the grant of NSOs, ISOs, restricted stock and restricted stock unit awards and stock appreciation rights to our employees and consultants (and those of our subsidiary corporations), except that ISOs could only be granted to our employees.
Authorized shares.   As of March 31, 2023, there were 8,541,516 shares of our nonvoting common stock subject to outstanding awards under the 2021 Plan. With the adoption of the 2022 Plan, no further awards may be granted under the 2021 Plan. All shares of our nonvoting common stock subject to awards under the 2021 Plan will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2021 Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2021 Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan.
The 2021 Plan provided our Chief Executive Officer with authority to grant NSOs and ISOs, including authority to select the service providers (other than our Chief Executive Officer) to receive such awards and the determination of the number of shares or other consideration subject to such awards, subject to the general purposes, terms and conditions of the plan and certain limitations on the number of shares that may be granted.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as an employee or consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the 2021 Plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2013 Employee Plan
Overview; types of awards.   The 2013 Employee Plan, as most recently amended effective May 16, 2022, provided for the grant of ISOs, NSOs, restricted stock and restricted stock unit awards and stock appreciation rights to our employees and consultants (and those of our parent and subsidiary corporations), except that ISOs could only be granted to our employees.
Authorized Shares.   As of March 31, 2023, there were 29,827,377 shares of our nonvoting common stock subject to outstanding awards under the 2013 Employee Plan. With the adoption of the 2022 Plan, no further awards may be granted under the 2013 Employee Plan. All shares of our nonvoting common stock subject to awards under the 2013 Employee Plan will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2013 Employee Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2013 Employee Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan.

The 2013 Employee Plan provided our Chief Executive Officer with authority to grant NSOs and ISOs, including authority to select the service providers (other than our Chief Executive Officer) to receive such awards and the determination of the number of shares or other consideration subject to such awards, subject to the general purposes, terms and conditions of the plan and certain limitations on the number of shares that may be granted.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as an employee or consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.
Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the 2013 Employee Plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2013 Director Plan
Overview; types of awards.   The 2013 Director Plan, as most recently amended effective May 16, 2022, provided for the grant of NSOs, stock appreciation rights and restricted stock awards to non-employee directors and non-employee committee members (and those of our subsidiaries).
Authorized Shares.   As of March 31, 2023, there were 8,853,460 shares of our nonvoting common stock subject to outstanding awards under the 2013 Director Plan. With the adoption of the 2022 Plan, no further awards may be granted under the 2013 Director Plan. All shares of our nonvoting common stock subject to awards under the 2013 Director Plan will be converted into shares of our voting common stock in connection with this offering.
Administration.   The 2013 Director Plan may be administered by the compensation committee, the board of directors acting as the compensation committee in certain circumstances, or their delegates, subject to applicable laws. Subject to the terms of the 2013 Director Plan, the administrator has authority to choose which service providers will receive awards and to determine the terms of awards, construe and interpret the plan and any award or other agreements entered into in connection with the plan, prescribe, amend and rescind rules and regulations relating to the plan and any awards, correct any defect, supply any omission or reconcile any inconsistency in the plan or any award granted under the plan, adopt rules and/or procedures relating to the operation and administration of the plan and to make all other determinations necessary or advisable for the administration of the plan.
Vesting.   Generally, participants may vest in, exercise or receive payment of an award only while providing services to us (or to one of our parent or subsidiary companies) as a consultant.
Transferability.   Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution.

Corporate Transactions.   In the event of a “Corporate Transaction” (as defined above in the section titled “Vesting of Equity Incentive Awards”), any or all outstanding awards may be assumed or replaced by a successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor refuses to assume, convert, replace or substitute awards, the plan provides that all awards will have their vesting accelerate (and any applicable right of repurchase will fully lapse) immediately prior to the Corporate Transaction unless otherwise determined by the compensation committee, and then all such awards will terminate.
Plan amendment or termination.   Our board of directors has the authority to amend, suspend, or terminate the plan; provided, however, that our board of directors will not, without the approval of our stockholders, amend the plan in any manner that requires such stockholder approval; provided further, that a participant’s award shall be governed by the version of the plan then in effect at the time such award was granted.
2008 Employee and Director Plans
The 2008 Employee Plan and 2008 Director Plan became effective as of May 27, 2008 and terminated on May 26, 2018; no awards have been granted under those plans after that date; however, as of March 31, 2023, there were outstanding awards under the 2008 Employee Plan and 2008 Director Plan covering 2,091,833 and 150,000 shares of Series B preferred stock, respectively. Shares of our outstanding Series B preferred stock subject to awards under the 2008 Plans, will be converted into shares of our voting common stock in connection with this offering.
Potential Payments upon Termination or Change in Control
Transaction Incentive Plan
Our Transaction Incentive Plan (“TIP”), which was adopted by our board of directors on May 16, 2022, provides participants with a cash incentive payment based on their allocation of a bonus pool in the event of our “Change in Control” as defined below, provided that such participant either: (i) has not incurred a termination of service as of the day immediately prior to the Change in Control, or (ii) has been terminated without Cause or due to death or disability, in either case, within 75 days prior to the Change in Control. Amounts payable under the TIP must be paid in a lump sum within 30 days of the Change in Control. The TIP may be administered by the compensation committee, our board, or their delegates, subject to applicable laws, and the administrator of the TIP may make payment under the TIP contingent upon the execution of a release of claims in our favor. The bonus pool that our named executive officers may participate in is based on the Transaction Proceeds and Transaction Enterprise Value (both as defined below) as follows:
Total Enterprise Value (in billions)	Bonus Pool
Less than $3.5	None
$3.5 but not $4	1% of Transaction Proceeds
$4 but not $4.5	1.5% of Transaction Proceeds
$4.5 but not $5	2.0% of Transaction Proceeds
$5 but not $5.5	2.5% of Transaction Proceeds
$5.5 but not $6	3% of Transaction Proceeds
$6 +	3.5% of Transaction Proceeds
Our named executive officers are eligible to participate in such bonus pool with the following pool allocations: 24%, Mr. Gallagher, 18%, each of Ms. Comly and Mr. Schafer, 14%, Mr. Emmons and 10%, Mr. Brown, in each case, as set forth in their respective TIP Award Agreement. In addition, they are entitled to a tax gross-up payment if any of the payments under the TIP are subject to the excise tax under Section 4999 of the Code.

For purposes of the TIP, the following terms have the meanings ascribed below.
“Cause” has the meaning set forth in a grantee’s employment agreement or similar agreement with the Company or any related entity or, if there is no such agreement or such agreement does not define Cause, it will mean a grantee’s: (i) commission, conviction, or plea of guilty or nolo contendere to a felony or crime of moral turpitude (or the procedural equivalent of the foregoing); (ii) commission (whether by act or omission) of actual or attempted fraud, theft, embezzlement, or any other intentional act that has or could reasonably be expected to have the effect of injuring the business or reputation of the Company or any related entity; (iii) habitual use or abuse of alcohol or use of drugs (other than in accordance with a valid prescription) that inhibits the grantee’s performance of his or her duties to the Company or any of its related entities; (iv) gross negligence or willful misconduct in the performance of the grantee’s duties to the Company or any of its related entities; (v) failure to substantially perform his or her duties or refusal to perform lawful directives of the board of directors or such grantee’s supervisor, if applicable, related to his or her duties, which remains uncured after notice and a reasonable opportunity to cure if curable (such cure period not to exceed five (5) business days) as determined by the board of directors or such supervisor, as applicable; (vi) material breach of any award agreement or any other agreement to which such grantee is a party with the Company or any of its related entities (including without limitation any restrictive covenant agreement), any fiduciary duty owed by the grantee to the Company, or any material written policy of the Company or its related entities; or (vii) other conduct causing or that could reasonably be expected to cause the Company or any of its related entities public disgrace or disrepute.
“Change in Control” means (i) the acquisition, directly or indirectly, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of beneficial ownership in the Company representing more than 50% of the total combined voting power of all outstanding interests of the Company; (ii) a merger, consolidation, or other similar transaction involving the Company, except for a transaction in which the holders of the outstanding voting interests of the Company immediately prior to the merger, consolidation, or other transaction hold, in the aggregate, securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the surviving entity after such transaction; or (iii) a sale or other disposition of all or substantially all of the assets of the Company. Anything in the foregoing to the contrary notwithstanding, a transaction will not constitute a Change in Control if its sole purpose is to change the legal jurisdiction of the Company’s organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s interests immediately before such transaction.
“Total Enterprise Value” means the total enterprise value of the Company and its related entities in connection with a Change in Control, which will be determined by the board of directors in its sole discretion, based on the total purchase price paid for the Company or, in the case of an acquisition of less than all of the equity of the Company, ascribed to the Company, in connection with the Change in Control.
“Transaction Proceeds” means the proceeds received by the Company for distribution to its stockholders in connection with the Change in Control which, for avoidance of doubt, will be after payment of or adjustment for all Debts (as defined below) and obligations of the Company and related entities, and net of all transaction fees, expenses and costs associated with the Change in Control (including, but not limited to, all professionals’ fees and the cost of the awards under the plan). The board of directors will have sole discretion to determine Transaction Proceeds. Without limiting the generality of the foregoing, if such proceeds include stock or other non-cash consideration, or any contingent or delayed consideration not payable as of the Change in Control (e.g., escrows or earn-outs), the board of directors will have sole discretion to determine the extent to which such consideration is included in Transaction Proceeds; provided that amounts paid more than five (5) years following the closing date of the Change in Control may never constitute Transaction Proceeds. “Debts” will be defined as all debt of the Company and its related entities outstanding at the time of the transaction, whether secured or unsecured, but excluding any liabilities related to warrants with puttable shares, put rights on common stock, other redemption requirements relating to equity securities of the Company or margin and security deposits.
Administration; Amendment and Termination.   The plan is administered by our board of directors. Subject to any constraints imposed by applicable laws, the administrator may delegate ministerial, non- discretionary functions to our employees, officers, related entities or other third parties. The administrator has full authority and discretion to determine the service providers to whom awards shall be made, the award percentage assigned to such grantee, and the terms, limitations, restrictions, conditions and provisions of each award. Subject to the provisions of the plan, the administrator has full authority and discretion to interpret the plan; to prescribe, adopt, amend and rescind administrative guidelines and other rules, procedures and regulations relating to the plan; to amend the terms of any outstanding award agreement; to amend, suspend, or terminate the plan; and to make all other determinations and take all other actions necessary or advisable for the implementation and administration of the plan.
Severance Benefits
Please see the descriptions of the severance benefits our executive named officers may become entitled to pursuant to their employment agreements with the Company under the section titled “Employment Agreements with our Named Executive Officers.”
Other Benefit Plans
Retirement Plan
Our named executive officers are eligible to participate in our 401(k) plan on the same basis as our other eligible employees. We currently make discretionary matching contributions into the 401(k) plan on behalf of our participants, matching 50% of eligible contributions up to the first 6% of compensation.
Health and Welfare Plans
Our named executive officers are eligible to participate in our health and welfare benefit plans, including our medical, dental, vision, disability and life insurance plans, on the same basis as our other eligible employees as well as supplemental life and disability insurance as disclosed in the above Summary Compensation Table. We subsidize a portion of the cost of such coverages; the amount varies depending on the coverage elected.
Director Compensation Table
The following table sets forth information concerning the compensation awarded to, earned by or paid to our Compensated Director (as defined below) during the fiscal year ended December 31, 2022 for services as members of our board of directors (“MIH Board”), its committees and the boards and committees of our MIAX Exchange subsidiaries:
Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2),(11)	Total ($)
Talal Al-Bahar(3)	150,000		150,000
Abdulwahab Al-Nakib(3)	150,000		150,000
Michael P. Ameen(4)	250,000	51,933	301,933
Albert M. Barro, Jr.(5)	195,000	21,641	216,641
Ricardo Blach(3)	120,000		120,000
Barry J. Belmont(3)	150,000		150,000
Khaled El-Marsafy(3)	150,000		150,000
William W. Hopkins(5)	195,000	21,641	216,641
Thomas J. Kelly, Jr.(6)	218,750	42,202	260,952
Paul Kotos(3)	75,000		75,000
Mark Massad(3)	75,000		75,000
William J. O’Brien III(3)	150,000		150,000
Robert D. Prunetti(7)	373,750	124,431	498,181
Mark F. Raymond(8)	200,000	25,967	225,967
Paul V. Stahlin(9)	175,000	30,296	205,296
J. Gray Teekell(10)	262,500	62,754	325,254

(1)
The amounts shown in this column represent fiscal year 2022 cash payments for board and committee retainers.

(2)
The amounts shown represent the grant date fair values of option awards granted in 2022 under our 2022 Plan as computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). Please refer to Note 17 “Share Based Compensation” to the consolidated financial statements included elsewhere in this prospectus for a discussion of additional assumptions used in calculating the grant date fair value. All options had vested as of December 31, 2022.

(3)
These directors are not generally “Compensated Directors”, but were eligible to participate in the special one-time cash bonus awarded in 2022 in an amount up to $150,000 depending upon their number of years serving as a director through year-end 2021 and board meeting attendance, at the rate of $15,000 per year of director service as follows: $150,000 to Messrs. Al-Bahar, Al-Nakib, Belmont, El-Marsafy and O’Brien III. $120,000 to Mr. Blach and $75,000 to Messrs. Kotos and Massad.

(4)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash), MIH audit committee ($10,000, paid 50% in cash and 50% in value of stock options), MIAX board of directors and ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash) MIAX audit committee ($10,000, paid 50% in cash and 50% in value of stock options) and a special one-time cash bonus award of $150,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(5)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash) and a special one-time cash bonus award of $150,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(6)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash), MIH compensation committee ($10,000, paid 50% in cash and 50% in value of stock options), MIH legislative advisory committee ($7,500, paid 50% in cash and 50% in value of stock options), MIAX nominating committee (Chair) ($15,000, paid 50% in cash and 50% in value of stock options), MIAX Pearl nominating committee (Chair) ($7,500, paid 50% in cash and 50% in value of stock options) and MIAX Emerald nominating committee (Chair) ($7,500, paid 50% in cash and 50% in value of stock options) and a special one- time cash bonus award of $150,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(7)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash), MIH audit committee ($10,000, paid 50% in cash and 50% in value of stock options), MIH legislative advisory committee ($7,500, paid 50% in cash and 50% in value of stock options), MIAX board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash) (Lead Director through June 16, 2022 ($15,000, paid 50% in cash and 50% in value of stock options)), MIAX audit committee (Chair) ($20,000, paid 50% in cash and 50% in value of stock options), MIAX risk management committee ($10,000, paid 50% in cash and 50% in value of stock options, plus an additional $10,000 cash), MIAX compensation committee ($10,000, paid 50% in cash and 50% in value of stock options), MIAX options allocation committee ($10,000, paid 50% in cash and 50% in value of stock options), MIAX quality of markets committee ($5,000, paid 50% in cash and 50% in value of stock options), MIAX Pearl board of directors ($25,000, paid 50% in cash and 50% in value of stock options, plus an additional $10,000 cash), MIAX Pearl audit committee (Chair) ($10,000, paid 50% in cash and 50% in value of stock options), MIAX Pearl risk management committee ($5,000, paid 50% in cash and 50% in value of stock options, plus an additional $5,000 cash), MIAX Pearl compensation committee ($5,000, paid 50% in cash and 50% in value of stock options), MIAX Emerald board of directors ($25,000, paid 50% in cash and 50% in value of stock options, plus an additional $10,000 cash), MIAX Emerald audit committee (Chair) ($10,000, paid 50% in cash and 50% in value of stock options), MIAX Emerald compensation committee (Chair) ($10,000, paid 50% in cash and 50% in value of stock options), MIAX Emerald options allocation committee ($5,000, paid 50% in cash and 50% in value of stock options) and MIAX Emerald risk management committee ($5,000, paid 50% in cash and 50% in value of stock options, plus an additional $5,000 cash) and a special one-time cash bonus award of $150,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(8)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash) and MIH compensation committee ($10,000, paid 50% in cash and 50% in value of stock options) and a special one-time cash bonus award of $150,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(9)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash) and MIH audit committee (Chair) ($20,000, paid 50% in cash and 50% in value of stock options) and a special one-time cash bonus award of $120,000 based upon number of years of service as a director through year-end 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(10)
The amounts shown are attributable to service on the MIH board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash), MIH compensation committee ($10,000, paid 50% in cash and 50% in value of stock options), MIAX board of directors ($50,000, paid 50% in cash and 50% in value of stock options, plus an additional $20,000 cash), MIAX compensation committee (Chair) ($20,000, paid 50% in cash and 50% in value of stock options), MIAX quality of markets committee ($5,000, paid 50% in cash and 50% in value of stock options) and MIAX technology committee ($10,000, paid 50% in cash and 50% in value of stock options) and a special one-time cash bonus award of $150,000 based upon number of years of service as a director through yearend 2021 and board meeting attendance at the rate of $15,000 per year of director service.

(11)
The following table shows the aggregate number of stock options and shares of restricted stock held as of December 31, 2022 by each non-employee director who served on our board of directors during 2022 and held outstanding options or restricted shares as of December 31, 2022:

Name	Options Outstanding at Fiscal Year End	Non-Voting Restricted Shares Outstanding at Fiscal Year End
Michael P. Ameen	396,864	28,530
Albert M. Barro, Jr	252,935	—
John Beckelman	125,334	—
Barry J. Belmont	—	14,265
William W. Hopkins	170,435	—
Thomas J. Kelly, Jr	230,677	14,265
William J. O’Brien III	—	14,265
Robert D. Prunetti	663,695	28,530
Mark F. Raymond	291,098	14,265
Paul V. Stahlin	314,042	—
J. Gray Teekell	380,859	7,132
Director Compensation Arrangements
Our board of directors approved compensation for members of our board of directors and committee members as well as those of our MIAX Exchange subsidiaries (the “Director and Committee Fee Compensation”) for 2022 as described below. Only directors and board committee members who are non- employees of the Company and meet other eligibility criteria may receive Director and Committee Fee Compensation (“Compensated Directors”). MIH Director and Committee Fee Compensation for 2022 was as follows: $50,000 per annum for MIH director service, $10,000 per annum for serving as a member of the MIH audit committee ($20,000 if a committee chair), $10,000 per annum for serving as a member of the MIH compensation committee ($20,000 if a committee chair) and $7,500 per annum for serving as a member of the MIH legislative advisory committee.

MIH directors also received $50,000 per annum for their service on our MIAX, MIAX Pearl and MIAX Emerald subsidiary boards as applicable and varying amounts for their MIAX, MIAX Pearl and MIAX Emerald committee service as applicable, with the committee fee based upon the particular committee served, provided however that members who served in the same capacity for more than one exchange board or committee were paid the full rate for their service on the first exchange board or committee and half of their full rate for their service on the additional exchange board(s) or committee(s) in the same capacity. Further, Director and Committee Fee Compensation was paid in 2022, 50% in cash with the balance of 50% in value of stock options to purchase our common stock under our 2022 Plan, which options generally vested 50% on June 30th, 25% on September 30th and 25% on December 31st of 2022 and have a term of 10 years.
Additionally, MIH and MIAX returning directors received an additional $20,000 ($10,000 in the case of board service on an additional exchange board), payable in cash annually in each year following their first year of director service.
Directors are also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors or committees.
In 2022, certain non-employee directors were awarded a one-time special cash bonus in an amount up to $150,000 depending upon their number of years serving as a director through year-end 2021 and board meeting attendance, at the rate of $15,000 per year of director service.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions we have entered into since January 1, 2020, and any currently proposed transactions, to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000 and (ii) any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or any affiliate or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and other arrangements we describe under “Executive and Director Compensation.”
Transactions with Greater than 5% Holders (Current and Former) and Related Parties
Trading Activity with Exchange Members
Certain beneficial owners and former beneficial owners of more than 5% of our common stock during the period since January 1, 2020 are or have been our customers, including Citadel Securities Principal Trading, LLC (“Citadel”), Strategic Investments I, Inc. (“SII”), an affiliate of Morgan Stanley & Co. LLC, Susquehanna Securities, LLC (“Susquehanna”) and Wolverine Holdings, LP (“Wolverine”). For ownership interests of certain of these entities in our Company immediately prior to this offering, see “Principal and Selling Stockholders”.
We receive revenues and incur cost of revenues related to trading and membership activity on our markets by these parties. These fees are assessed pursuant to our published fee schedules. In addition, we pass along Section 31 fees, which are calculated based on a rate set by the SEC, to customers and recognize an equivalent amount as revenue.
The aggregate revenues and cost of revenues that we received from these parties, each excluding pass-through Section 31 fees, are summarized in the tables below. Such fees and payments have at all times been on terms no more favorable than those to other customers.
	Year Ended December 31,
(in thousands)	2022	2021	2020
Transaction and clearing fees	$328,713	$346,508	$214,196
As a percentage of transaction and clearing fees	49.8%	53.6%	56.0%
Access fees	$34,342	$32,785	$20,792
As a percentage of access fees	55.4%	59.5%	60.1%
Market data fees	$1,098	$720	$393
As a percentage of market data fees	3.9%	2.5%	3.0%
Other revenue	$—	$134	$—
As a percentage of other revenue	0.0%	2.0%	0.0%
Total revenues	$364,153	$380,147	$235,381
As a percentage of total revenues	47.9%	51.6%	54.4%
	Year Ended December 31,
(in thousands)	2022	2021	2020
Liquidity payments	$330,661	$399,366	$223,236
As a percentage of liquidity payments	60.6%	73.1%	74.2%
Brokerage, clearing, and exchange fees	$5,311	$4,933	$4,562
As a percentage of brokerage, clearing, and exchange fees	36.4%	80.9%	94.5%
Equity rights program	$420	$711	$10,462
As a percentage of equity rights program	14.1%	26.6%	77.2%
Total cost of revenues	$336,392	$405,010	$238,260
As a percentage of total cost of revenues	59.7%	72.9%	74.6%

(in thousands)	Three Months Ended March 31, 2023
Transaction and clearing fees	$103,761
As a percentage of transaction and clearing fees	45.8%
Access fees	$10,831
As a percentage of access fees	49.6%
Market data fees	$277
As a percentage of market data fees	3.5%
Other revenue	$—
As a percentage of other revenue	0.0%
Total revenues	$114,869
As a percentage of total revenues	44.1%
(in thousands)	Three Months Ended March 31, 2023
Liquidity payments	$101,104
As a percentage of liquidity payments	54.3%
Brokerage, clearing, and exchange fees	$1,380
As a percentage of brokerage, clearing, and exchange fees	10.1%
Equity rights program	$—
As a percentage of equity rights program	0.0%
Total cost of revenues	$102,484
As a percentage of total cost of revenues	51.0%
ERP Transactions
Warrants Issued under ERP-V Program
During September 2020, we issued to Citadel, SII, Susquehanna and Wolverine, who were each, at the time, greater than 5% stockholders, warrants to purchase a number of shares of our common stock at an exercise price of $2.75 per share in exchange for the payments described below, representing prepaid exchange fees applicable to MIAX Pearl Equities in connection with our ERP V Program. The warrants are subject to vesting upon fulfillment of certain performance criteria under our ERP V Program. The table below includes the number of shares of common stock issuable upon exercise of the warrants issued to each of the greater than 5% stockholders upon the closing of ERP V and the total purchase price paid by the stockholder for such warrants.
Name	Maximum Number of shares of common stock issuable upon exercise of warrants (subject to vesting conditions)(1)	Total Purchase Price Paid
Citadel	1,728,652	$4,000,000
SII	432,163	$1,000,000
Susquehanna	1,296,489	$3,000,000

(1)
Does not reflect warrant shares lost or additional warrants earned from other ERP V participants following application of performance criteria through the date of this prospectus.

ERP II Warrant Exercises
During January 2022, the following stockholders, who were at the time of exercise greater than 5% stockholders, exercised warrants acquired and vested under our ERP II Program to purchase shares of our common stock for the aggregate exercise prices described in the table below.
Name	Number of shares of common stock issued upon exercise of warrants	Aggregate Exercise Price
Citadel	2,171,371	$1,804,778
SII	4,463,288 (including 662,436 shares of nonvoting common stock)	416,413 shares of common stock surrendered pursuant to cashless exercise
Susquehanna	2,457,226	$2,042,373
Wolverine	3,427,795	$2,849,080
ERP I Put Exercises by SII
During 2020, we received a put notice (the “2020 Put Exercise”) from SII to redeem 1,969,683 shares of common stock acquired by SII pursuant our ERP I Program in exchange for a $14.2 million cash payment. We elected to defer payment and paid one-third of the balance ($4.7 million) on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of such put closing date. On or about February 23, 2022, SII withdrew the 2020 Put Exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022. On or about February 25, 2023, we made the final one-third installment payment in the amount of $4.7 million.
During 2021, we received a second put notice from SII to redeem the remaining 218,854 shares of common stock acquired pursuant to our ERP I Program for a cash payment of $1.9 million (the “2021 Put Exercise”). We elected to defer payment and paid one-third of the balance ($0.63 million) on February 4, 2022, the put closing date, with the remaining two payments to be made on each of the succeeding calendar year anniversaries of such put closing date. During May and June 2022, SII transferred all remaining shares subject to the 2021 Put Exercise to third parties, which extinguished our obligation to fund all remaining amounts due to SII pursuant to the 2021 Put Exercise.
MGEX Acquisition
In December 2020, in connection with our acquisition of MGEX, certain entities affiliated with Susquehanna received a total of $220,000 and 121,384 shares of our common stock valued at $880,000 in consideration of the transfer of equity interests of MGEX held by such entities.
Loan from Timur Tillyaev and Related Parties
Mr. Tillyaev, a greater than 5% stockholder during the past three years by virtue of investments made in his individual capacity and through Greenmont Fintech Limited, f/k/a Alboraya Holdings Ltd. (“AHL”) and Securtrade DMCC (“Securtrade”), entities beneficially owned by Mr. Tillyaev. In addition, Ricardo Blach, one of our directors, serves as Director of AHL.
In December 2020, AHL made a loan to us in the principal amount of $5,000,000. The loan bears interest at a rate of 9.5% per annum, is convertible, together with accrued but unpaid interest, into shares of our common stock at a price of $8.00 per share and matures in December 2025. In consideration for making such loan, we agreed to extend the expiration dates of certain warrants previously issued to AHL or affiliates of AHL to purchase a total of 3,615,693 shares of our common stock. As of June 30, 2023, $5,000,000 in principal remains outstanding under such loan and we have paid interest to AHL totaling $1,106,166, of which $869,318 was paid in cash and $236,848 was paid in the form of 29,606 shares of common stock upon the election of AHL.

In October 2021, Mr. Tillyaev, in his individual capacity, made a convertible loan to us in the principal amount of $2,000,000. The loan bears interest at a rate of 10% per annum, is convertible, together with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in October 2024. As of June 30, 2023, $2,000,000 in principal remains outstanding under such loan and we have paid interest to Mr. Tillyaev totaling $246,575.
Transactions with Murray Stahl and Related Parties
Mr. Stahl, a greater than 5% stockholder during the past three years, is the Chief Executive Officer of FRMO Corp. and Chairman and Chief Executive Officer of Horizon Kinetics, LLC, the investment manager, with contractual voting and dispositive power, over the following funds (the “Funds”): South LaSalle Partners, LP (“SLP”); Horizon Kinetics Opportunities Fund LP; FRMO Corp.; The Internet Portfolio; Market Opportunities Portfolio; Polestar Fund, LP; RENN Fund, Inc.; Polestar Offshore Fund, Ltd. and Horizon Kinetics Equity Opportunities Fund  —  Class M (the “HK Class M Fund”).
In December 2020, in connection with our acquisition of MGEX, SLP acquired an aggregate of 4,438,044 shares of our common stock in consideration of the transfer of equity interests of MGEX held by SLP based on an aggregate purchase price of $32,175,000.
In April 2021, certain of these Funds acquired an aggregate of 656,561 shares of our common stock and warrants to purchase an aggregate of 99,999 shares at an exercise price of $7.50 per share for a total of $4,924,208 paid to us.
In July 2021, the HK Class M Fund made a convertible loan to us in the principal amount of $46,100,000. The loan bears interest at a rate of 10% per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in July 2024. As of June 30, 2023, $46,100,000 in principal remains outstanding under such loan and we have paid interest to the HK Class M. Fund totaling $6,567,671.
Transactions with Directors (Current and Former) and Related Parties
Transactions with Paul Kotos and Related Parties
2016 Consulting Agreement with Capital Investing, LLC
In August 2016, we entered into an Amended and Restated Consulting Agreement (the “CI Agreement”) with Capital Investing, LLC (“CI”). Mr. Kotos is the sole member and Manager of CI. Pursuant to the CI Agreement, between January 1, 2020 and June 30, 2023, we paid advisory fees to CI totaling $2,005,000 (including $790,000 paid during 2020, $540,000 during 2021, $540,000 during 2022 and $270,000 as of June 30, 2023) in addition to the compensation described below.
In December 2020, the CI Agreement was amended (the “December 2020 Amendment”) to provide for new debt consulting services not previously contemplated under the CI Agreement. Pursuant to the December 2020 Amendment, we paid CI advisory fees in the amount of $350,000. In addition, pursuant to the terms of the December 2020 Amendment and an assignment by Mr. Kotos, we issued warrants to purchase up to 62,500 shares of our common stock at an exercise price of $9.00 per share to Mr. Kotos’ spouse.
In March 2021, the CI Agreement was further amended (the “March 2021 Amendment”) to provide for new acquisition and capital consultancy services not previously contemplated under the CI Agreement. Pursuant to the March 2021 Amendment, we paid CI fees in the amount of $175,000. In addition, pursuant to the terms of the March 2021 Amendment and an assignment by Mr. Kotos, we issued to Mr. Kotos’ spouse and an individual not related to Mr. Kotos warrants to purchase up to 100,000 shares and 50,000 shares, respectively, of our common stock at an exercise price of $8.00 per share.
In July 2021, the CI Agreement was further amended (the “July 2021 Amendment”) to provide for additional stockholder relations services not previously contemplated under the CI Agreement. Pursuant to the July 2021 Amendment, we paid CI fees in the amount of $75,000. In addition, pursuant to the terms of the July 2021 Amendment and an assignment by Mr. Kotos, we issued warrants to purchase up to 100,000 shares of our common stock at an exercise price of $8.07 per share to Mr. Kotos’ spouse.
In September 2021, the CI Agreement was further amended (the “September 2021 Amendment”) to provide for additional business consulting services not previously contemplated under the CI Agreement. Pursuant to the September 2021 Amendment, we paid CI fees in the amount of $550,000 and issued to Mr. Kotos warrants to purchase up to 300,000 shares of our common stock at an exercise price of $10.00 per share. In addition, pursuant to the terms of the September 2021 Amendment and an assignment by Mr. Kotos, we issued an option to purchase warrants to purchase up to 300,000 shares of our common stock at an exercise price of $10.00 per share for an option purchase price of $172,800 to Mr. Kotos’ spouse. Mr. Kotos’ spouse exercised the option to purchase such warrants during September 2021.
In November 2021, the CI Agreement was further amended (the “November 2021 Amendment”) to provide for additional debt financing consulting services not previously contemplated under the CI Agreement. Pursuant to the November 2021 Amendment, we paid CI fees in the amount of $300,000. In addition, pursuant to the terms of the November 2021 Amendment and an assignment by Mr. Kotos, we issued to each of Mr. Kotos’ spouse and two individuals not related to Mr. Kotos warrants to purchase up to 25,000 shares of our common stock at an exercise price of $9.00 per share.
In March 2022, the CI Agreement was further amended (the “March 2022 Amendment”) to provide for additional advisory services not previously contemplated under the CI Agreement, including management, research and strategy development services, with respect to our current investment portfolio and potential investment opportunities in the future. Pursuant to the March 2022 Amendment, we paid fees to CI in the amount of $425,000.
In August 2022, the CI Agreement was further amended (the “August 2022 Amendment”) to provide for additional advisory services with respect to stockholder ownership and holdings not previously contemplated under the CI Agreement. Pursuant to the August 2022 Amendment, we paid fees to CI in the amount of $375,000.
For information regarding warrant exercises by Mr. Kotos and his spouse see “Exercises of Series B Stock Options and Warrants by Directors” below.
2019 Broker Dealer Services Agreement with Growth Capital Services, Inc. and Capital Strategy LLC
In October 2019, we entered into a Broker Dealer Services Agreement (the “BD Services Agreement”), with Growth Capital Services, Inc. (“GCS”) and Capital Strategy LLC (“CS”), pursuant to which GCS and CS agreed to provide to us certain broker dealer services and advisory services relating to the private placement of our equity and debt securities, respectively. Mr. Kotos, one of our current directors, was an affiliate of GCS at the time of the transactions described in this section and was and is the sole member and Managing Member of CS.
In December 2020, we entered into an amendment to the BD Services Agreement (the “Amended BD Services Agreement”) with GCS and CS, pursuant to which we agreed to modify the compensation terms for certain placement agent services. In December 2020, we paid GCS a fee in the amount of $150,000 for placement agent services pursuant to the Amended BD Services Agreement.
2021 Broker Dealer Services Agreement with Growth Capital Services, Inc. and Capital Strategy LLC
In March 2021, we entered into a Broker Dealer Services Agreement with GCS and CS (the “2021 BD Services Agreement”), pursuant to which GCS and CS agreed to provide certain broker dealer services and advisory services relating to the private placement of our equity and debt securities, respectively. In May 2021, the parties to the 2021 BD Services Agreement agreed to extend the term of such agreement from May 31, 2021 to July 31, 2021. As consideration for these services, we paid to GCS a due diligence fee of $10,000 and agent fees totaling $125,000.
Transactions with Mark Massad and Related Parties
February 2016 Financial Advisory Agreement with KB Financial Partners, LLC
We entered into a financial advisory agreement (the “KB Agreement”) with KB Financial Partners, LLC (“KB Financial”) in February 2016, pursuant to which KB Financial agreed to act as our non-exclusive financial advisor in connection with a potential private placement of our securities. Mark Massad, one of our directors, is the Co-Chief Executive Officer of KB Financial.
In May 2021, we amended the KB Agreement to provide for the payment of all outstanding fees due and owing under the KB Agreement and the termination of the KB Agreement (the “May 2021 Amendment”). Pursuant to the terms of the May 2021 Amendment, we paid to KB Financial (i) a fee in the amount of $27,250 for services rendered from January 1, 2021 through March 31, 2021; (ii) a fee in the amount $36,182 for services rendered in connection with our participation in the 2020 NOL program; and (iii) a fee in the amount of $1,506,438 for services rendered in connection with our acquisition of (x) MGEX and (y) the remaining outstanding shares of BSX, in December 2020. Additionally, pursuant to the May 2021 Amendment, KB Financial agreed that (i) warrants to purchase up to 11,816 shares of our common stock issued to KB Financial pursuant to an amendment to the KB Agreement prior to 2020 would be terminated; and (ii) KB Financial would purchase 114,449 shares of our common stock at a price per share of $7.25 for an aggregate purchase price of $829,755 on or before June 15, 2021, which transaction closed on June 10, 2021.
Transactions with John Beckelman and Related Parties
We have entered into a number of financial advisory services agreements with Piper Sandler & Co. (“PSC”), the underwriter for this offering, as described below. John Beckelman, one of our directors, is a Managing Director of PSC.
May 2020 PSC Financial Services Agreement
In May 2020, we entered into an independent financial advisory services agreement with PSC in connection with our acquisition of MGEX (the “MGEX Transaction”). As consideration for the financial advisory services provided by PSC, we agreed to pay PSC a fee in the amount of $825,000 at the closing of the MGEX Transaction, which was paid in December 2020.
September 2022 PSC Financial Services Agreement
In September 2022, we entered into an independent financial advisory services agreement with PSC in connection with the Dorman Trading Transaction. As consideration for the financial advisory services provided by PSC, we paid PSC a fee in the amount of $500,000 at the closing of the Dorman Trading Transaction, in October 2022.
April 2023 PSC Financial Services Agreement
In April 2023, we entered into an independent financial advisory services agreement with PSC in connection with our acquisition of LedgerX. As consideration for the financial advisory services provided by PSC, we paid PSC a fee in the amount of $650,000 at the closing of the LedgerX acquisition in May 2023.
Transactions with Jassem Zainal and Talal Al-Bahar and Related Parties
Convertible Loan Transactions with Arzan Financial Group for Financing & Investment K.P.S.C. and Kuwait Holding Company KSCC
Jassem Zainal and Talal Al-Bahar, two of our directors, are the Chief Executive Officer and Deputy Chief Executive Officer, respectively, of Arzan Financial Group for Financing & Investment K.P.S.C. (“Arzan”). In August 2021, Arzan made a convertible loan to us in the principal amount of $1,800,000. Such loan bears interest at a rate of 10% per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in August 2024. As of June 30, 2023, $1,800,000 in principal remains outstanding under such loan and we have paid interest to Arzan totaling $253,479 via the issuance of 28,165 shares of our common stock.
In addition, Mr. Al-Bahar serves as Chairman of Kuwait Holding Company KSCC (“KHC”). In August 2021, KHC made a convertible loan to us in the principal amount of $500,000. Such loan bears interest at a rate of 10% per annum, is convertible, along with accrued but unpaid interest, into shares of our common stock at a price of $9.00 per share and matures in August 2024. As of June 30, 2023, $500,000 in principal remains outstanding under such loan and we have paid interest to KHC totaling $69,615 via the issuance of 7,703 shares of our common stock.
March 2023 Stockholder Services Agreement with Arzan
In March 2023, we entered into a stockholder services agreement with Arzan for certain stockholder-related services. As consideration for the stockholder services to be provided by Arzan, we issued to Arzan a warrant to purchase up to 1,500,000 shares of our common stock at an exercise price of $10.00 per share which will vest upon the provision of services by Arzan pursuant to the stockholder services agreement.
Exercises of Series B Stock Options by Directors and Related Parties
The following table describes the shares of Series B preferred stock purchased by our directors or their immediate family members from January 1, 2020 through June 30, 2023 through the exercise of stock options previously granted to these directors under our 2008 Director Plan, except as noted below.
Name	Number of Shares of Series B Preferred Stock Purchased	Aggregate Purchase Price
Michael P. Ameen	40,000	$200,000
Michael P. Ameen	40,000	$200,000
Albert M. Barro, Jr.	50,000	$250,000
Albert M. Barro, Jr	26,667	$100,000 and the surrender of 8,333 shares pursuant to cashless exercise
William J. O’Brien IV(1)	35,000	$175,000
Robert D. Prunetti	27,500	$137,500
Dominique Prunetti-Miller(2)	9,484	14,516 shares surrendered pursuant to cashless exercise
Mark F. Raymond	35,000	$175,000
Byrum Teekell(3)	35,000	$175,000
Byrum Teekell(3)	25,000	$125,000
J. Gray Teekell	35,000	$175,000
J. Gray Teekell	25,000	$125,000
Christopher L. Whittington(4)	26,667	$100,000 and the surrender of 8,333 shares pursuant to cashless exercise

(1)
William J. O’ Brien IV is a MIAX Pearl director and the son of William J. O’Brien III, one of our current directors.

(2)
Dominique Prunetti-Miller is an MIH employee and the daughter of Robert D. Prunetti, one of our current directors. Series B shares issued pursuant to an option awarded under our 2008 Employee Plan.

(3)
Byrum Teekell is a former MIH director and the father of J. Gray Teekell, one of our current directors.

(4)
Christopher L. Whittington is a former MIH director and a current MIAX Pearl director.

Exercises of Nonvoting Common Stock Options by Directors and Related Parties
The following table describes the shares of nonvoting stock purchased by our directors or their immediate family members from January 1, 2020 through June 30, 2023 through the exercise of stock options previously granted to these directors under our 2013 Director Plan.

Name	Number of Shares of Nonvoting Common Stock Purchased	Aggregate Purchase Price
Albert M. Barro, Jr	7,903	12,097 shares surrendered pursuant to cashless exercise
Robert D. Prunetti	11,065	16,935 shares surrendered pursuant to cashless exercise
Mark F. Raymond	7,903	12,097 shares surrendered pursuant to cashless exercise
Byrum Teekell(1)	7,903	12,097 shares surrendered pursuant to cashless exercise
J. Gray Teekell	14,226	21,774 shares surrendered pursuant to cashless exercise

(1)
Byrum Teekell is a former MIH director and the father of J. Gray Teekell, one of our current directors.

Exercises of Warrants by Directors and Related Parties
The following table sets forth shares of common stock purchased by our directors or their immediate family members or related entities upon exercise of outstanding warrants from January 1, 2020 through June 30, 2023.
Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
The June A. Belmont 2008 Irrevocable Trust, U/A Dtd June 9, 2008(1)	438,667	$1,754,668
The Barry J. Belmont Irrevocable Trust Dated December 26, 2007(2)	39,667	$158,668
Paul Kotos	41,815	58,185 shares surrendered pursuant to cashless exercise
Paul Kotos and Denise Kotos	12,739	27,261 shares surrendered pursuant to cashless exercise of warrant jointly held
Denise Kotos(3)	60,345	189,655 shares surrendered pursuant to cashless exercise
Denise Kotos(3)	14,639	15,361 shares surrendered pursuant to cashless exercise
DDK Foundation, Inc.(4)	37,037	162,963 shares surrendered pursuant to cashless exercise
Capital Strategy LLC(5)	23,710	38,790 shares surrendered pursuant to cashless exercise
Capital Strategy LLC(5)	11,855	19,395 shares surrendered pursuant to cashless exercise
Capital Strategy LLC(5)	8,156	13,344 shares surrendered pursuant to cashless exercise
Capital Strategy LLC(5)	6,449	10,551 shares surrendered pursuant to cashless exercise

(1)
Barry J. Belmont, one of our current directors, serves as the trustee for The June A. Belmont 2008 Irrevocable Trust, U/A Dtd June 9, 2008.

(2)
Barry J. Belmont, one of our current directors, was the settlor of The Barry J. Belmont Irrevocable Trust Dated December 26, 2007 and his son, Joseph C. Belmont, serves as a co-trustee and is a beneficial owner of the trust.

(3)
Denise Kotos is the spouse of Paul Kotos, one of our current directors.

(4)
DDK Foundation, Inc. is an entity related to Denise Kotos, the spouse of Paul Kotos, one of our current directors.

(5)
Capital Strategy LLC is an entity of which Paul Kotos, one of our current directors, is the managing member.

Transactions with Executives
Surrender of Shares of Nonvoting Common Stock by Shelly Brown
In accordance with the terms of our 2013 Plan, in October 2022, Shelly Brown, our Executive Vice President, Strategic Planning and Business Development, surrendered 21,710 shares of our nonvoting common stock to us for purposes of paying $268,119 in withholding tax obligations for a restricted stock award that vested in October 2022.
Surrender of Shares of Nonvoting Common Stock by Edward Deitzel
In accordance with the terms of our 2013 Plan, in July 2022, Edward Deitzel, our Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer for the MIAX Exchanges, surrendered 13,710 shares of our nonvoting common stock to us for purposes of paying $169,867 in withholding tax obligations for a restricted stock award that vested in July 2022.
Surrender of Shares of Nonvoting Common Stock by Lance Emmons
In accordance with the terms of our 2021 Plan, in March 2023, Lance Emmons, our Executive Vice President and Chief Financial Officer, surrendered 29,899 shares of our nonvoting common stock to us for purposes of paying $296,595 in withholding tax obligations for a restricted stock award that vested in March 2023.
Surrender of Shares of Nonvoting Common Stock by Harish Jayabalan
In accordance with the terms of our 2013 Plan, in October 2022, Harish Jayabalan, our Executive Vice President, Chief Information Security Officer and Chief Risk Officer, surrendered 12,062 shares of our nonvoting common stock to us for purposes of paying $148,971 in withholding tax obligations for a restricted stock award that vested in October 2022.
Related Person Transaction Policy
Our board of directors intends to adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will have primary responsibility for considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.
All of the transactions described in this section occurred prior to the adoption of this policy. Although we have not had a written policy for the review and approval of the transactions with related persons described in this section, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above, with any such director abstaining from such vote. Prior to approving such a transaction, the material facts as to relationship or interest of the relevant director or officer in the agreement or transaction was disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table presents information relating to the beneficial ownership of our common stock as of            , 2023 by:
•
each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•
each of our named executive officers and directors immediately following the offering;

•
our executive officers and directors immediately following the offering as a group; and

•
each selling stockholder.

The number of shares of common stock beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to acquire within 60 days of            , 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.
The percentage of outstanding common stock is computed on the basis of          shares of common stock outstanding as of            , 2023, assuming the conversion of all of our outstanding shares of Series B preferred stock on a one-for-one basis into 1,477,405 shares of common stock and the conversion of all of our outstanding shares of nonvoting common stock on a one-for-one basis into 8,284,072 shares of common stock. Shares of common stock that a person has the right to acquire within 60 days of            , 2023, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all named executive officers and directors as a group. The percentage ownership information after this offering, as shown in the table below, is based upon                 shares outstanding, assuming the sale of                 shares of our common stock by us and the selling stockholders in the offering and no exercise of the underwriters’ option to purchase additional shares of common stock. Unless otherwise indicated below, the address for each beneficial owner is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.
	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Being Offered		Shares of Common Stock Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number of Shares	%	Number of Shares	Percent	Number of Shares	Percent
Named executive officers and directors:
Thomas P. Gallagher(1)	10,459,880	8.20%
Barbara J. Comly(2)	4,694,741	3.79%
Douglas M. Schafer, Jr.(3)	3,336,316	2.72%
Shelly Brown(4)	2,035,224	1.67%
Lance Emmons(5)	920,101	*
All Named Executive Officers and Directors as a Group ( persons)
5% Stockholders:

Other Selling Stockholders:

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding shares of common stock.

(1)
Includes (i) 1,317,981 shares of common stock, (ii) 1,938,790 shares of nonvoting common stock, (iii) 1,000 shares of Series B preferred stock, (iv) 2,109 shares of common stock issuable upon conversion of convertible promissory notes and (v) 7,200,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(2)
Includes (i) 494,115 shares of common stock, (ii) 201,000 shares of Series B preferred stock, (iii) 499,626 shares of nonvoting common stock and (iv) 3,500,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(3)
Includes (i) 985,316 shares of nonvoting common stock, (ii) 1,000 shares of Series B preferred stock held jointly by Mr. Schafer and his spouse and (iii) 2,350,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(4)
Includes (i) 100,000 shares of common stock, (ii) 586,891 shares of nonvoting common stock, (iii) 1,000 shares of Series B preferred stock, and (iv) 1,347,333 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

(5)
Includes (i) 100,000 shares of common stock, (ii) 170,101 shares of nonvoting common stock and (ii) 650,000 shares of nonvoting common stock issuable upon exercise of options to purchase nonvoting common stock.

DESCRIPTION OF CAPITAL STOCK
The following summary is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws which are included as exhibits to the registration statement of which this prospectus forms a part.
The Company is authorized to issue up to (i) 400,000,000 shares of common stock, par value $0.001 per share, (ii) 200,000,000 shares of nonvoting common stock, $0.001 par value per share, (iii) 25,000,000 shares of preferred stock, $0.001 par value per share, of which 10,000,000 shares are designated as Series B preferred stock.
As of March 31, 2023, we had outstanding 110,672,103 shares of common stock held of record by 543 stockholders, 8,284,072 shares of nonvoting common stock held of record by 65 stockholders and 1,477,405 shares of Series B preferred stock held of record by 81 stockholders.
Based on the number of shares of common stock outstanding as of March 31, 2023, and assuming (i) the conversion of all of our outstanding shares of Series B preferred stock into shares of our common stock upon the closing of this offering, (ii) the conversion of all of our outstanding shares of nonvoting common stock into shares of our common stock upon the closing of this offering, (iii) the issuance by us of           shares of common stock in this offering, (iv) no exercise of any outstanding options or warrants and (v) no conversions of any outstanding convertible promissory notes, there will be approximately                 shares of common stock outstanding, no shares of nonvoting common stock outstanding, and no shares of preferred stock outstanding upon the closing of this offering.
Upon conversion of our nonvoting common stock into shares of voting common stock, outstanding shares of nonvoting common stock will be eliminated and such shares of nonvoting common stock will become shares of voting common stock decreasing the authorized but unissued shares of voting common stock to 281,043,825 and increasing the number of authorized but unissued shares of nonvoting common stock to 200,000,000. Upon conversion of our outstanding Series B preferred stock into shares of voting common stock, such outstanding shares of Series B preferred stock will be retired and canceled, no such retired shares of Series B preferred stock may be reissued by MIH and 8,522,595 shares of Series B preferred stock will remain authorized for issuance. The authorized but unissued shares of voting common stock will decrease to 279,566,420 upon such conversion of outstanding Series B preferred stock into voting common stock.
Common Stock
Except with respect to voting rights and conversion rights, the common stock and nonvoting common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all corporate matters.
Voting
Holders of our common stock are entitled to vote in the election of directors and on all other matters presented to stockholders and each holder of common stock is entitled to vote for each share held of record. Holders of our nonvoting common stock have no voting rights, except as required by applicable law.
Holders of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by the DGCL.
Section 242(b)(2) of the DGCL provides that the holders of the outstanding shares of a class are entitled to vote as a single class, whether or not entitled to vote by the certificate of incorporation in the following circumstances:
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if the amendment would increase or decrease the aggregate number of authorized shares of such class or increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely; or

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if the amendment would or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

However, pursuant to our amended and restated certificate of incorporation, an amendment of our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of nonvoting common stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of our common stock and all other outstanding shares of stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, with such outstanding shares of common stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of nonvoting common stock, voting separately as a class, shall be required therefor.
The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast, except in the case of any election of directors, which will be decided by a plurality of votes cast. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation.
Dividends
Holders of our common stock and nonvoting common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock. In the event a dividend is paid in the form of shares of common stock or shares of nonvoting common stock, as applicable, the holders of common stock and nonvoting common stock will receive shares of common stock and nonvoting common stock, respectively, subject to the ownership and voting limitations described below.
Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board of directors’ determination to issue dividends will depend upon our profitability and financial condition (including that of our subsidiaries), contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. See “Dividend Policy.”
Subdivisions, Combinations and Mergers
If we split, subdivide or combine the outstanding shares of our voting common stock or nonvoting common stock, the outstanding shares of the other class of common stock shall be split, divided, or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction, the holders of our voting common stock and nonvoting common stock are entitled the receive the same per share consideration, except that any securities received in consideration of such stock shall be nonvoting or voting to the same extent as the voting common stock and nonvoting common stock.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of our common stock and nonvoting common stock shall be entitled to share equally, on a per share basis, in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Conversion
Our common stock is not convertible into any other shares of our capital stock. Each share of nonvoting common stock is convertible into one share of common stock (subject to adjustment for subdivisions and combinations of common stock), at the option of the holder at any time and subject to the ownership limitations described below.

Preferred Stock
The Company is authorized to issue up to 25,000,000 shares of preferred stock, of which 10,000,000 shares are designated as “Series B preferred stock”. Our amended and restated certificate of incorporation authorizes our board of directors to issue from time to time shares of preferred stock in one or more series, to determine the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.
Series B Preferred Stock
Our board of directors has designated 10,000,000 shares of our preferred stock as a series of preferred stock entitled “Series B preferred stock”. Assuming the conversion of the 1,477,405 outstanding shares of Series B preferred stock outstanding upon the consummation of this offering, 8,522,595 shares of Series B preferred stock will remain authorized under our amended and restated certificate of incorporation.
Voting
Our Series B preferred stock has no right to vote or consent on any matters submitted to a vote of the common stock, except as otherwise provided by the DGCL. As long as any shares of are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B preferred stock, voting as a separate class, is required in order for us to (i) amend, alter or repeal and provision of our amended and restated certificate of incorporation or amended and restated by-laws in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B preferred stock, and the qualifications, limitations or restrictions thereof; (ii) subdivide or otherwise change the shares of Series B preferred stock into a different number of shares; or (iii) issue any shares of Series B preferred stock other than in accordance with our amended and restated certificate of incorporation.
Dividends
Holders of our Series B preferred stock are entitled to receive dividends and distributions, at the same time and in the same manner as our common stock and nonvoting common stock, in an amount per share equal to the amount per share that the shares of common stock into which such shares of Series B preferred stock are convertible would have been entitled to receive if such Series B preferred stock had been so converted into common stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.
Liquidation Rights
Upon a liquidation, dissolution or winding-up of the Company, the holders of Series B preferred stock are be entitled to receive the same distribution paid to the holders of common stock and nonvoting common stock, on an as-converted basis.
Conversion
Subject to the ownership limitations set forth below, each one share of Series B preferred stock is convertible into one share of common stock, at the option of the holder, upon: (i) this offering; (ii) our merger or consolidation with or into another corporation or other legal entity; or (iii) the sale of all or substantially all of our properties and assets to any other person, which is effected so that holders of our common stock and nonvoting common stock are entitled to receive, either directly or upon subsequent liquidation, stock, securities, or assets with respect to or in exchange for our common stock or nonvoting common stock.
Rank
The Series B preferred stock rank on a parity with the common stock and nonvoting common stock as to any distributions or upon liquidation, dissolution or winding up.

Amendment of our Amended and Restated Certificate of Incorporation
MIH may amend, alter, change or repeal any provision contained in our amended and restated certificate of incorporation as permitted under the DGCL. However, for so long as MIH controls, directly or indirectly, one or more national securities exchanges (each, a “Controlled National Securities Exchange”), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, MIH must submit any changes to our amended and restated certificate of incorporation to the board of directors of each Controlled National Securities Exchange and, if applicable under Section 19 of the Exchange Act and the rules promulgated thereunder, the SEC, before such changes may be effective. Such changes to our amended and restated certificate of incorporation shall not become effective until filed with or filed with and approved by the SEC, as the case may be.
Ownership and Voting Limits on Our Capital Stock
Our amended and restated certificate of incorporation places certain ownership and voting limitations on the holders of our capital stock for so long as MIH controls, directly or indirectly, a Controlled National Securities Exchange.
As long as MIH controls, directly or indirectly, any Controlled National Securities Exchange, which includes each MIAX Exchange:
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no person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 40% of any class of our capital stock; provided however, this restriction does not apply to any class of our capital stock that does not have the right to vote in the election of directors to serve on our board or on other matters that may require the approval of the holders of our voting shares (other than matters affecting the rights, preferences or privileges of said class of stock);

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no exchange member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than 20% of any class of our capital stock; and

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no person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of our capital stock or give any consent or proxy with respect to shares representing more than 20% of the voting power of our then issued and outstanding capital stock, nor may any person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other person, either alone or together with its Related Persons, under circumstances that would result in the shares of our capital stock that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of our capital stock which would represent more than 20% of said voting power; provided however, this restriction does not apply to any class of our capital stock that does not have the right to vote in the election of directors to serve on our board or on other matters that may require the approval of the holders of our voting shares (other than matters affecting the rights, preferences or privileges of said class of stock).

The term “Related Persons” means, with respect to any person:
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any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

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any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock;

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in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or limited liability company, any general partner, managing member or manager of such person, as applicable;

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in the case of any person that is a registered broker or dealer that is an exchange member, any person that is associated with the exchange member (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

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in the case of a person that is a natural person and exchange member, any broker or dealer that is also an exchange member with which such person is associated;

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in the case of a person that is a natural person, any relative or spouse of such person, or any relative of such spouse who has the same home as such person or who is our director or officer or of any of our parents or subsidiaries;

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in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and

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in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

Waiver of Ownership and Voting Limits
Our amended and restated certificate of incorporation permits our board of directors to waive the provisions regarding ownership and voting limits (except with respect to exchange members or their Related Persons) by a resolution expressly permitting such waiver (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination by the board that:
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the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the ability of the Controlled National Securities Exchange to carry out its functions and responsibilities as an “exchange” under the Exchange Act and the rules and regulations promulgated thereunder;

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the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits is otherwise in the best interests of the Company, its stockholders and the Controlled National Securities Exchange and that it will not impair the SEC’s ability to enforce the Exchange Act and the rules and regulations under the Exchange Act; and

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neither the person who would own or vote in excess of the ownership or voting limits nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

In making these determinations, our board of directors may impose such conditions and restrictions on the relevant stockholder or its Related Persons that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the rules and regulations promulgated thereunder and the governance of the Controlled National Securities Exchange.
Our amended and restated certificate of incorporation also provides that our board of directors has the right to require any person and its Related Persons that our board of directors reasonably believes to be subject to and in violation of the voting or ownership restrictions summarized above to provide to us complete information as to all shares of our capital stock that such stockholder owns, directly or indirectly, of record or beneficially, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested.
The foregoing ownership and voting limits do not apply in the case of any class of stock that does not by its terms have the right to vote in board elections or other matters generally requiring the approval of our voting common stock.
Required Notices
Any stockholder (either alone or together with its Related Persons) that owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, 5% or more of our then outstanding shares of capital stock (excluding shares of any class of stock that do not have the right by their terms to vote generally in the election of members of our board of directors) shall, immediately upon acquiring knowledge of its 5% ownership, give written notice to our board of directors indicating such person’s legal name, title or status and the date on which such title or status was acquired, approximate ownership interest in us and whether such person has the power to direct the management or policies of us whether through its ownership of securities, by contract or otherwise. Our stockholders who provide such notice must also provide updates with respect to changes in ownership as further described in our amended and restated certificate of incorporation.
Further, any person that either alone or together with its Related Persons proposes to (i) own, directly or indirectly, of record or beneficially, shares constituting more than 40% of the outstanding shares of any class of our capital stock, or to (ii) exercise voting rights, or grant any proxies or consents with respect to shares of our capital stock constituting more than 20% of the voting power of the then issued and outstanding shares of our capital stock, shall send written notice to our board of directors at least 45 days before the proposed ownership of such shares or proposed exercise of such voting rights before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.
Effect of a Purported Transfers and Voting in Violation of our Amended and Restated Certificate of Incorporation
If any stockholder purports to sell, transfer, assign or pledge to any person, other than us, any shares of our capital stock that would violate the ownership limitations described in this section, we will record on our books the transfer of only the number of shares of our capital stock that would not violate such limitations and will treat the remaining shares as owned for all purposes by the stockholder attempting to effect such transfer. If any stockholder attempts to vote any shares of our capital stock, or grant a proxy or enter into a voting agreement or any other arrangement with respect to such shares that would violate the voting limitations described above, we will not honor such vote, proxy, agreement or arrangement to the extent of such violation.
Our Right to Redeem Shares Purported Transferred or Owned in Violation of our Amended and Restated Certificate of Incorporation
If any stockholder purports to sell, transfer, assign, pledge or own any shares of our capital stock that would violate the ownership limitations described above, we have the right to redeem such shares purportedly sold, transferred, assigned, pledged, or owned upon the confirmation of such violation and to the extent funds are legally available, for a price per share equal to the par value of those shares. We shall calculate the number of shares to be redeemed after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. We will provide written notice to the holder or holders of record with respect to the redeemable shares, specifying the date of redemption, which shall be not less than 10 days nor more than 30 days from the date of such notice. Any shares of our capital stock that have been so called for redemption will not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date of the written notice if we have irrevocably deposited or set aside a sum sufficient to satisfy the redemption price of such redeemable shares.
From and after the redemption date, such redeemed shares of capital stock shall become treasury shares and shall no longer be deemed to be outstanding. All rights of the holder of such redeemed shares as our stockholder shall cease with respect to the redeemed shares. We will also provide written notice to our stockholders of any redemption of our shares of capital stock within 10 days of any such redemption.
Our Amended and Restated By-Laws
The following summary of certain provisions of our amended and restated by-laws, is qualified by reference to our amended and restated by-laws that are filed as an exhibit to the registration statement of which this prospectus forms a part and the applicable provisions of the DGCL.
Our Board of Directors
Under our amended and restated by-laws, our board of directors shall consist of not less than three, nor more than 31, individuals, one of which must be our then-serving chief executive officer. The director term of the then-acting chief executive officer shall expire when such individual ceases to serve as our chief executive officer.

Our amended and restated by-laws also permit our board of directors to appoint individuals to serve in an advisory capacity on our board of advisors. Our board of advisors shall have no power to bind our Company. We currently do not have a board of advisors.
Special Meetings of Stockholders
Our amended and restated by-laws provide that, unless otherwise required by applicable law or by our amended and restated certificate of incorporation, special meetings of stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, the board of directors and stockholders owning a majority of our capital stock issued and outstanding and entitled to vote. Special meetings may not be called by any other person or persons.
Action by Written Consent of the Stockholders in Lieu of a Meeting
Unless otherwise provided in our amended and restated certificate of incorporation, any action required or permitted to be taken at any meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted.
Provisions Relating to Ownership of Controlled National Securities Exchanges
Article VII of our amended and restated by-laws contains certain provisions relating to our ownership of Controlled National Securities Exchanges. For so long as we control any Controlled National Securities Exchange:
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Our directors, officers, employees and agents, shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and shall not take any actions that would interfere with either the decisions by each such Controlled National Securities Exchange’s board of directors relating to its regulatory functions, including disciplinary matters, or the ability of such Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

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We are required to keep confidential all books and records of each Controlled National Securities Exchange. However, such confidentiality obligation shall not limit or impede either the rights of the SEC or any Controlled National Securities Exchange to access and examine such confidential information pursuant to federal securities laws or the ability of any of our officers, directors, employees or agents to disclose such confidential information to the SEC or such Controlled National Securities Exchange.

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Our books and records must be maintained at a location in the United States and are subject to inspection and copying by the SEC or, in certain circumstances, each Controlled National Securities Exchange.

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We agree that we and our officers, directors, employees and agents, by virtue of accepting such position, shall comply with all federal securities laws and the rules and regulations promulgated thereunder and cooperate with the SEC and each Controlled National Securities Exchange.

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We and our officers, directors, employees and agents, by virtue of accepting such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, SEC and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the federal securities laws and the rules or regulations promulgated thereunder, that arise out of, or relate to, the activities of each Controlled National Securities Exchange. Furthermore, we and our officers, directors, employees and agents, by virtue of accepting such position, shall be deemed to waive and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that we or they are not personally subject to the jurisdiction of the federal courts, SEC or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. We and our officers, directors, employees and agents have also agreed to maintain an agent, in the United States, for service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.
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We shall take reasonable steps to cause our officers, directors, employees and agents, prior to accepting such position, to consent in writing to the obligations described above, with respect to their activities related to each Controlled National Securities Exchange.

Amendment of Our Amended and Restated By-Laws
Our amended and restated certificate of incorporation provides that our board of directors has concurrent power with the stockholders to make, alter, change, add to or repeal our By-Laws.
Our amended and restated by-laws provide that they may be amended by either a majority of the board of directors then in office or by obtaining the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of our capital stock.
Notwithstanding the foregoing, for so long as we control, directly or indirectly, a Controlled National Securities Exchange, we must submit any changes to our amended and restated by-laws to the board of directors of each Controlled National Securities Exchange and, if applicable under Section 19 of the Exchange Act and the rules promulgated thereunder, the SEC, before such changes may be effective. Such changes to our amended and restated by-laws shall not become effective until filed with or filed with and approved by the SEC, as the case may be.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and amended and restated by-laws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the DGCL. We expect to obtain additional directors’ and officers’ liability insurance coverage prior to the completion of this offering.
Options
As of March 31, 2023, we had outstanding: options to purchase an aggregate of 5,020,385 shares of voting common stock, at a weighted average exercise price of $10.62 per share; options to purchase an aggregate of 2,241,833 shares of Series B preferred stock (which options will be converted on a one-for-one basis into options to purchase an aggregate of 2,241,833 shares of voting common stock in connection with this offering), at a weighted average exercise price of $6.00 per share; and options to purchase an aggregate of 40,759,389 shares of nonvoting common stock (which options will be converted on a one-for-one basis into options to purchase an aggregate of 40,759,389 shares of voting common stock in connection with this offering), at a weighted average exercise price of $6.57 per share). For additional information regarding terms of our equity incentive plans, see “Executive and Director Compensation —Stock Incentive Plans.”
Warrants
General
As of March 31, 2023, we had outstanding vested warrants exercisable for an aggregate of 22,017,079 shares of our common stock, with a weighted-average exercise price of $5.44 per share. In addition, we had outstanding unvested warrants exercisable for an aggregate of 9,339,865 shares of our common stock with a weighted-average exercise price of $4.00 per share, of which 7,514,865 warrant shares with a weighted-average exercise price of $2.98 per share will vest in connection with the completion of this offering.
Equity Rights Program Warrants
As of March 31, 2023 and included in the outstanding warrants as of such date as described above, we had outstanding vested warrants issued pursuant to our five ERPs exercisable for an aggregate of 7,330,199 shares of our common stock, with a weighted-average exercise price of $1.74 per share, and unvested warrants issued pursuant to ERP V exercisable for an aggregate of 7,114,865 shares of our common stock with a weighted-average exercise price of $2.75 per share. Holders of all warrants issued in connection with ERPs I and II exercised all vested ERP I and II warrants for an aggregate of 26,892,191 shares of common stock and 662,436 shares of non-voting common stock prior to March 31, 2023. In addition, prior to March 31, 2023, one holder exercised a total of 27,507 vested warrants pursuant to ERP V. A total of 6,335,264 warrants outstanding as of March 31, 2023 issued pursuant to ERPs III and IV are fully vested. As of March 31, 2023, a total of 994,935 warrants issued pursuant to ERP V were vested.
The remaining unvested warrants held by participants of ERP V, which were not previously surrendered due to nonperformance with ERP V performance criteria, are expected to vest immediately prior to the completion of this offering, up to the maximum 7,114,865 ERP V warrants remaining eligible for vesting as of March 31, 2023; provided this offering constitutes a “Qualified IPO,” which is defined in the warrants as an offering resulting in net proceeds to us in excess of $250 million.
All ERP warrants are exercisable into shares of our common stock or, at the election of the holder, shares of our non-voting common stock, in all cases subject to the voting and ownership limitations set forth in our certificate of incorporation. In addition, a holder of ERP warrants qualifying as a “bank holding company” under Section 2(a)(1) of the Bank Holding Company Act of 1956, as amended, is prohibited from exercising ERP warrants to the extent such exercise would result in such holder owning more than 4.99% of our outstanding voting common stock.
The exercise prices of our outstanding ERP warrants are $1.50725 per share (as to 3,113,411 ERP III warrants outstanding), $1.65128 per share (as to 3,221,853 ERP IV warrants outstanding) and $2.75 per share (as to 8,109,800 ERP V warrants outstanding). The ERP warrants expire on the earliest to occur of: (A) the two year anniversary of an initial public offering of our common stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000; (B) a Sale of the Company; or (C) June 30, 2024 (in the case of ERP III), April 30, 2025 (in the case of ERP IV) or September 11, 2027 (in the case of ERP V), respectively.
Pursuant to the ERP warrants, a “Sale of the Company” means (X) the transfer of all or substantially all of the issued and outstanding common stock of MIH in any transaction or a series of related transactions, (Y) the transfer by MIH of all or substantially all of its assets, including a sale by MIH of the subsidiary operating the applicable ERP exchange, in any transaction or a series of related transactions or (Z) any merger, consolidation, reorganization or other business combination with any other entity in which MIH is not the surviving entity of such transaction (other than pursuant to certain exceptions whereby the ERP warrant holder owns substantially the same equity interest and has substantially the same economic and voting rights in MIH both before and after such transaction(s)).
ERPs I and II participants that vested in at least 70% of the warrants granted for one Unit have the put right to require that MIH purchase a certain percentage of the shares held under ERPs I or II, as applicable, on each anniversary of the put vesting date under each program in cash at a price per share equal to a fixed percentage of the fair market value of MIH’s common stock. Eligible offering participants are able to exercise the put right during the 90-day period commencing on the initial put vesting date and each anniversary thereof (each, an annual “Put Period”). The initial put vesting dates for ERP I and ERP II were August 1, 2016 and August 1, 2018, respectively.
The put closing date for a put right exercise is no later than 120 days following MIH’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, MIH, in its discretion, may elect to fund the put price in installments as follows: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall be paid in equal installments on each of the two succeeding calendar year anniversaries of the put closing date. In addition, under certain circumstances, MIH may, at its option, elect to defer payment of the first installment payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the total put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
The rights to put shares held by eligible ERP I and ERP II participants terminate upon completion of an initial public offering of MIH common stock where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000.

Section 203 of the DGCL
Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out Section 203 of the DGCL. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton MA 02021.
Listing
We intend to apply to list our common stock on the NYSE under the symbol “MIAX”.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Based on the number of shares of our common stock outstanding as of March 31, 2023, upon completion of this offering, assuming (i) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 1,477,405 shares of our common stock in connection with the completion of this offering; and (ii) the conversion of all outstanding shares of our nonvoting common stock into an aggregate of 8,284,072 shares of common stock in connection with the completion of this offering and (iii) no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately         shares of common stock outstanding. Of these shares,            shares, or            shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining            shares of common stock outstanding will be “restricted shares” as defined in Rule 144 and substantially all of these restricted shares will be subject to the 180-day lock-up period under the lock-up agreements as described below. Restricted shares and the shares of common stock into which our securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. As a result of the contractual lock-up period ending 180 days after the date of this prospectus and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
Date Available for Sale	Shares Eligible for Sale*	Comment
Date of prospectus		Shares sold in the offering and shares that maybe sold under Rule 144 that are not subject to a lock-up
90 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144
180 days** after date of prospectus		Lock-up released; shares that can be sold under Rule 144

*
Assumes that no options will be exercised on a “cashless” basis.

**
180 days corresponds to the lock-up period described below in “— Lock-Up Agreements.” This lock-up period may be extended or shortened under certain circumstances as described in “Underwriting” Piper Sandler & Co. may, in its sole discretion, release all or any portion of the shares from the restrictions in any of these agreements.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such transaction.
In addition, the shares of common stock reserved for future issuance under the 2022 Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•
the average weekly trading volume of shares of our common stock on the            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part, to the extent such common stock is not subject to a lock-up agreement, and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, are entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144, subject to the terms of the lock-up agreement referred to below, if applicable.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Lock-Up Agreements
We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we and it will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Piper Sandler & Co. in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Upon the expiration of the 180-day lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock reserved for issuance under the 2008 Employee Plan, 2008 Director Plan, 2018 Employee Plan, 2018 Director Plan, 2021 Plan and 2022 Plan. We expect to file the registration statement covering these shares shortly after the date of this prospectus. The registration statement will be effective immediately upon filing and will permit the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and the lock-up agreements described above, if applicable. For a more complete discussion of our stock plans, see “Executive and Director Compensation — Stock Incentive Plans.”
Registration Rights
Upon the closing of this offering, the holders of            shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our Series B preferred stock and nonvoting common stock) or certain of their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. We will not be permitted to file a registration statement until the expiration or release from the terms of the lock-up agreement. Shares covered by a registration statement will be eligible for sale in the public market upon effectiveness of such registration statement.

CERTAIN U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain material U.S. federal income tax and estate tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential U.S. federal income tax considerations relating thereto. This summary is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and published administrative rulings of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date hereof. These authorities may change or be subject to differing interpretations, possibly on a retroactive basis, and any such changes could alter the tax consequences to non-U.S. holders described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences to a non-U.S. holder of the purchase, ownership and disposition of our common stock.
This discussion is limited to non-U.S. holders that purchase our common stock pursuant to this offering and hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the tax consequences of any state, local, or non-U.S. income, estate, gift, or other tax consequences of holding and disposing of our common stock, except to the limited extent below. This summary does not address all of the potential U.S. federal income tax consequences applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that are subject to special rules, including:
•
banks, insurance companies, or other financial institutions;

•
persons subject to the alternative minimum tax;

•
tax-exempt organizations;

•
controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•
dealers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•
persons that own, or are deemed to own, more than 5% of our common stock, except to the extent specifically set forth below;

•
real estate investment trusts or regulated investment companies;

•
certain former citizens or long-term residents of the United States;

•
persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

•
persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of our common stock.
Prospective investors are urged to consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Definition of Non-U.S. Holder
For purposes of this summary, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•
a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions of Our Common Stock
As described in the section of this prospectus entitled “Dividend Policy,” we have not paid and we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make a distribution of cash or property (other than certain distributions of our common stock) in respect of our common stock, such distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted basis in our common stock (but not below zero). Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “— Sale, Exchange or Other Disposition of Our Common Stock,” below.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% or such lower rate specified under an applicable income tax treaty (if any). In general, to claim the benefit of a reduced treaty rate, a non-U.S. holder must provide to us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced withholding rate. This certification must be provided to us or the applicable withholding agent prior to the payment of such dividends and must be updated periodically. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If a non-U.S. holder holds our common stock in connection with the non-U.S. holder’s conduct of a trade or business within the United States, and dividends paid in respect of our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment or fixed base within the United States to which such dividends are attributable), such non-U.S. holder generally will be exempt from the U.S. federal withholding tax described above, and instead, will be subject to U.S. federal income tax in respect of such dividend on a net income basis at graduated rates, in substantially the same manner as U.S. persons. To claim the exemption from withholding, the non-U.S. holder must provide to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. In the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, such non-U.S. holder may also be subject to a 30% “branch profits tax” on such effectively connected dividend income unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Sale, Exchange, or Other Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock, unless:
•
such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition and certain other conditions are met;

•
such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•
our common stock constitutes a United States real property interest (a “USRPI”) by reason of our status as a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax with respect to such gain at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the non-U.S. holder during the taxable year of disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
If the gain is described in the second bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis at regular rates in the same manner as if such non-U.S. holder were a U.S. person. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a 30% branch profits tax (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
With respect to the third bullet point above, in general, we would be a USRPHC if the fair market value of our USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we currently are not, and we do not anticipate that we will become, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we were to become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a disposition of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock are “regularly traded” on an “established securities market” (as defined by applicable Treasury Regulations) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly, or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock by the non-U.S. holder or the non-U.S. holder’s holding period for our common stock.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections are commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Accordingly, the entity through which shares of our common stock are held will affect the determination of whether such withholding is required.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our common stock and, subject to proposed Treasury Regulations described below, payments of gross proceeds from the disposition of our common stock. On December 13, 2018, the U.S. Department of Treasury released proposed Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock. However, there can be no assurance that the proposed Treasury Regulations will be finalized in their present form.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock.
Backup Withholding and Information Reporting
Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. holder on, or to the gross proceeds paid to a non-U.S. holder from a disposition of, our common stock, provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
We are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. holder of our common stock that is transacted within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. The U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

The preceding summary is for informational purposes only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Piper Sandler & Co. is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Piper Sandler & Co.
Total:
The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            shares of common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses of up to $      relating to clearance of this offering with FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We intend to apply to list our common stock on the NYSE under the trading symbol “MIAX”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we and it will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Piper Sandler & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•
the sale of shares to the underwriters;

•
the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion or exchange of a security outstanding on the date of this prospectus;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•
facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Piper Sandler & Co. in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In connection with this offering, in accordance with the provisions of Regulation M, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, Piper Sandler & Co. acted as our financial advisor in connection with our recent acquisition of Dorman Trading.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. Notwithstanding the foregoing, these activities will only be engaged in to the extent the underwriters and their respective affiliates are able to do so in accordance with the limitations and restrictions in Rules 101 and 102 of Regulation M.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the

Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Notice to Prospective Investors in Monaco
The shares of common stock may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.
Notice to Prospective Investors in Austria
This document:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The shares of common stock may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China
This document will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to Prospective Investors in Korea
The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”),

and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares of common stock, as principal, if the offer is on terms that the shares of common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares of common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.
Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.
Notice to Prospective Investors in Qatar
The shares of common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Bermuda
Shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to Prospective Investors in the British Virgin Islands
The shares of common stock are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares of common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (each, a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in Bahamas
Shares of common stock may not be offered or sold in The Bahamas via a public offer. Shares of common stock may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Notice to Prospective Investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1)(a)
the offer, transfer, sale, renunciation or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) the South African Public Investment Corporation;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorised financial service providers under South African law;
(v) financial institutions recognised as such under South African law;
(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii) any combination of the person in (i) to (vi); or

Section 96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Reed Smith LLP, New York, New York. Certain legal matter will be passed on upon for the selling stockholders by DLA Piper LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP.
EXPERTS
The consolidated financial statements of Miami International Holdings, Inc. as of December 31, 2022, 2021 and 2020, and for each of the years in the three year period ended December 31, 2022, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Dorman Trading LLC. as of December 31, 2021 and 2020, and for each of the years in the two year period ended December 31, 2021, have been included herein in reliance upon the report of Ryan & Juraska LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of LedgerX LLC as of and for the year ended December 31, 2022 have been included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company, the selling stockholders and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.
As a result of the offering, we will become subject to the information and reporting requirements of the Exchange Act and we will be required to file periodic reports and other information with the SEC. These periodic reports and other information will be available on the SEC’s website referred to above. We also maintain a website at www.miaxglobal.com, at which, following this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors
Miami International Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Miami International Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
New York, New York
March 29, 2023

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share amounts)
	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$126,449	$160,900
Cash and securities segregated under federal and other regulations	19,528	—
Accounts receivable, net	60,063	58,409
Restricted cash	7,060	11,583
Clearing house performance bonds and guarantee funds	153,057	75,261
Receivables from broker-dealers, futures commission merchants, and clearing organizations (including $9,935 at fair value at December 31, 2022)	97,461	—
Other current assets	15,113	7,536
Total current assets	478,731	313,689
Investments	16,627	11,592
Fixed assets, net	37,720	42,690
Internally developed software, net	25,063	22,361
Goodwill	44,299	34,419
Other intangible assets, net	97,216	85,319
Other assets, net	55,717	25,202
Total assets	$755,373	$535,272
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other liabilities	$79,667	$72,601
Accrued compensation payable	22,058	18,774
Current portion of long-term debt	32,000	15,000
Deferred transaction revenues	1,155	4,890
Clearing house performance bonds and guarantee funds	152,307	74,511
Payables to customers	105,256	—
Payables to clearing organizations	869	—
Total current liabilities	393,312	185,776
Long-term debt	115,505	149,080
Deferred income taxes	8,442	10,084
Puttable common stock and other non-current liabilities	238,221	303,875
Total liabilities	755,480	648,815
Commitments and contingencies (Note 15)	—	—
Stockholders’ Equity:
Convertible preferred stock – par value $0.001 (25,000,000 authorized, 1,477,405 issued and outstanding at December 31, 2022 and 822,100 issued and outstanding at December 31, 2021)	2	1
Common stock – voting and nonvoting, par value $0.001 (600,000,000 authorized (400,000,000 voting, 200,000,000 nonvoting); 95,209,954 issued and outstanding non-puttable common stock at December 31, 2022 (87,638,733 voting, 7,571,221 nonvoting) and 89,448,831 issued and outstanding at December 31, 2021 (82,353,122 voting, 7,095,709 nonvoting)	95	89
Additional paid-in capital	647,781	591,677
Accumulated deficit	(647,606)	(705,159)
Total Miami International Holdings, Inc. stockholders’ equity (deficit)	272	(113,392)
Non-controlling interest in consolidated subsidiaries	(379)	(151)
Total stockholders’ deficit	(107)	(113,543)
Total liabilities and stockholders’ deficit	$755,373	$535,272
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share amounts)
	Year Ended December 31,
	2022	2021	2020
Revenues:
Transaction and clearing fees	$698,434	$661,219	$402,106
Access fees	62,031	55,088	34,606
Market data fees	28,043	28,560	12,952
Other revenue	9,411	6,676	2,700
Total revenues	797,919	751,543	452,364
Cost of revenues:
Liquidity payments	545,853	546,449	300,835
Brokerage, clearing, and exchange fees	14,573	6,098	4,827
Section 31 fees	38,386	14,986	19,351
Equity rights program	2,972	2,668	13,549
Other cost of revenues	500	—	—
Total cost of revenues	602,284	570,201	338,562
Revenues less cost of revenues	195,635	181,342	113,802
Operating expenses:
Compensation and benefits	83,643	70,251	52,717
Information technology and communication costs	16,598	14,309	11,416
Depreciation and amortization	20,284	21,059	17,364
Occupancy costs	6,767	5,555	3,204
Professional fees and outside services	35,054	23,535	17,901
Marketing and business development	8,414	9,335	1,475
Acquisition-related costs	2,408	—	6,963
General, administrative, and other	17,123	13,574	6,959
Total operating expenses	190,291	157,618	117,999
Operating income (loss)	5,344	23,724	(4,197)
Non-operating (expense) income:
Change in fair value of warrants on puttable shares & puttable common stock	71,267	(118,723)	(26,735)
Interest expense and amortization of debt issuance costs	(21,316)	(19,301)	(14,045)
Impairment of investment	(4,615)	—	—
Investment gain	—	19,522	89
Other, net	(574)	4,202	—
Income (loss) before income tax provision	50,106	(90,576)	(44,888)
Income tax benefit (expense)	7,219	(2,984)	12,820
Net income (loss)	57,325	(93,560)	(32,068)
Net loss attributable to non-controlling interest	(228)	(151)	(181)
Net income (loss) attributable to Miami International Holdings, Inc.	$57,553	$(93,409)	$(31,887)
Weighted-average shares of common stock outstanding
Basic	109,421,088	94,251,540	72,359,208
Diluted	150,334,734	94,251,540	72,359,208
Net income (loss) per share attributable to common stock
Basic	$0.53	$(0.99)	$(0.44)
Diluted	$0.38	$(0.99)	$(0.44)
See accompanying notes to consolidated financial statements.

Miami International Holdings, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(dollars in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock - Voting and Nonvoting		Additional Paid-in Capital	Accumulated Deficit	Total MIH Stockholders’ Equity (Deficit)	Non- controlling interests	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2019	437,000	$—	67,989,828	$68	$404,107	$(579,863)	$(175,688)	$3,572	$(172,116)
Issuance of common stock	—	—	38,709	—	300	—	300	—	300
Acquisition of MGEX	—	—	13,092,997	13	105,648	—	105,661	—	105,661
Issuance of common stock – warrant exercises	—	—	2,513,324	3	2,664	—	2,667	—	2,667
Acquisition of non-controlling interest	—	—	—	—	(1,185)	—	(1,185)	(3,391)	(4,576)
Issuance of warrants	—	—	—	—	10,067	—	10,067	—	10,067
Warrant extensions with debt or debt amendments	—	—	—	—	1,069	—	1,069	—	1,069
Employee stock transactions	190,000	1	43,333	—	1,210	—	1,211	—	1,211
Equity rights program	—	—	—	—	13,549	—	13,549	—	13,549
Share based compensation	—	—	409,627	—	12,650	—	12,650	—	12,650
Net loss	—	—	—	—	—	(31,887)	(31,887)	(181)	(32,068)
Balance, December 31, 2020	627,000	$1	84,087,818	$84	$550,079	$(611,750)	$(61,586)	$—	$(61,586)
Issuance of common stock	—	—	1,743,591	2	13,508	—	13,510	—	13,510
Issuance of common stock – warrant exercises	—	—	1,918,763	2	7,171	—	7,173	—	7,173
Issuance of warrants	—	—	—	—	173	—	173	—	173
Issuance of warrants with debt or debt amendments	—	—	—	—	933	—	933	—	933
Employee stock transactions	195,100	—	1,000	—	984	—	984	—	984
Settlement of interest payable in common stock	—	—	15,031	—	135	—	135	—	135
Equity rights program	—	—	—	—	2,668	—	2,668	—	2,668
Share based compensation	—	—	1,682,628	1	16,026	—	16,027	—	16,027
Net loss	—	—	—	—	—	(93,409)	(93,409)	(151)	(93,560)
Balance, December 31, 2021	822,100	$1	89,448,831	$89	$591,677	$(705,159)	$(113,392)	$(151)	$(113,543)
Acquisition of Dorman Trading LLC	—	—	807,692	1	7,737	—	7,738	—	7,738
Contingent stock consideration in connection with business combination	—	—	—	—	2,579	—	2,579	—	2,579
Issuance of common stock – warrant exercises	—	—	2,591,313	3	5,488	—	5,491	—	5,491
Employee & Director stock transactions	655,305	1	179,334	—	4,079	—	4,080	—	4,080
Repurchases of common stock from employee stock incentive plans	—	—	(111,862)	—	(1,382)	—	(1,382)	—	(1,382)
Settlement of convertible loans in common stock	—	—	708,489	1	3,541	—	3,542	—	3,542
Settlement of interest payable in common stock	—	—	106,548	—	740	—	740	—	740
Equity rights program	—	—	—	—	2,972	—	2,972	—	2,972
Share based compensation	—	—	677,146	1	19,929	—	19,930	—	19,930
Conversion of puttable common stock into non-puttable common stock	—	—	802,463	—	10,421	—	10,421	—	10,421
Net income (loss)	—	—	—	—	—	57,553	57,553	(228)	57,325
Balance, December 31, 2022	1,477,405	$2	95,209,954	$95	$647,781	$(647,606)	$272	$(379)	$(107)
See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)
	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$57,325	$(93,560)	$(32,068)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt discount and issue cost	1,757	1,608	1,023
Amortization of beneficial conversion	210	156	155
Deferred interest	—	—	3,051
Settlement of interest payable in common stock	740	135	—
Depreciation and amortization	20,284	21,059	17,364
Share based compensation expense	22,322	18,112	25,474
Provision for accounts receivable credit losses	4	3	6
Provision for deferred income taxes	(7,187)	410	(12,960)
Provision for notes receivable credit losses	9,147	4,053	2,087
Loss on disposal of fixed assets	—	—	17
Impairment of investments	4,615	—	—
Impairment of long-lived assets	3,665	—	—
Impairment of intangible assets	635	—	—
Change in fair value of warrants on puttable shares and puttable common stock	(71,267)	118,723	26,735
Unrealized loss on equity securities owned	204	—	—
Investment gain	—	(19,522)	(89)
Gain on extinguishment of debt	—	(3,153)	—
Changes in operating assets and liabilities:			—
Cash and securities segregated under federal and other regulations	24,384	—	—
Accounts receivable	(1,871)	(13,185)	(33,362)
Clearing house performance bonds and guarantee funds	77,796	1,409	73,852
Receivables from broker-dealers, futures commission merchants, and clearing organizations	4,670	—	—
Other current assets	(172)	(2,264)	283
Other assets	(21,544)	(16,337)	(8,568)
Accounts payable and other liabilities	4,381	11,601	34,555
Accrued compensation payable	2,708	315	5,932
Other	2,822	(29)	7,486
Deferred transaction revenue	(3,886)	(5,304)	9,371
Payables to customers	(10,980)	—	—
Payables to clearing organizations	869	—	—
Net cash provided by operating activities	121,631	24,230	120,344
Cash flows from investing activities:
Capital expenditures	(10,947)	(11,066)	(7,656)
Capitalization of internally developed software	(9,087)	(6,993)	(10,227)
Proceeds from sale of investments	—	22,434	—
Purchases of investments	(9,650)	(4,844)	(7,118)
Cash paid for acquisitions, net of cash acquired	(24,245)	—	(717)
Proceeds from term deposits	—	789	738
Net cash provided by (used in) investing activities	(53,929)	320	(24,980)
See accompanying notes to consolidated financial statements.

	Year Ended December 31,
	2022	2021	2020
Cash flows from financing activities:
Proceeds from debt issuance	—	80,477	4,500
Payment of debt issuance costs	—	(352)	—
Proceeds from SBA PPP loan	—	—	3,117
Repayments of debt	(15,000)	(6,000)	—
Repayments of capital lease obligations	(2,541)	(3,859)	(5,211)
Payment for acquisition of subsidiary’s interests from the non-controlling interest	—	—	(4,576)
Repurchases of common stock from employee stock incentive plans	(1,382)	—	—
Proceeds from issuance of common stock, convertible preferred stock, and warrants	9,571	21,840	14,245
Net cash provided by (used in) financing activities	(9,352)	92,106	12,075
Increase in cash, cash equivalents, segregated cash, and restricted cash	58,350	116,656	107,439
Cash, cash equivalents, segregated cash and restricted cash at beginning of period	247,744	131,088	23,649
Cash, cash equivalents, segregated cash, and restricted cash at end of period	$306,094	$247,744	$131,088
Reconciliation of cash, cash equivalents, segregated cash, and restricted cash:
Cash and cash equivalents	$126,449	$160,900	$51,176
Cash segregated under federal and other regulations	14,639	—	—
Securities segregated under federal and other regulations	4,889	—	—
Restricted cash	7,060	11,583	6,060
Restricted cash (clearing house performance bonds and guarantee funds)	153,057	75,261	73,852
Total	$306,094	$247,744	$131,088
Supplemental disclosure of cash transactions:
Cash paid for income taxes	$2,521	$350	$—
Cash paid for interest	$18,568	$15,524	$9,519
Supplemental disclosure of non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$4,270	$—	$—
Supplemental disclosure of non-cash investing activities:
Contingent stock consideration in connection with acquisition of Dorman Trading LLC	$2,579	$—	$—
Assets acquired under capital leases	280	—	246
Intangible assets acquired	635	—	—
Non-cash amounts related to capitalized internally developed software	580	583	725
Total non-cash investing activities	$4,074	$583	$971
Supplemental disclosure of non-cash financing activities:
Conversion of puttable common stock into non-puttable common stock	$10,421	$—	$—
Common stock issued in exchange for MGEX stock	—	—	105,661
Common stock issued in connection with acquisition of Dorman Trading LLC	7,738	—	—
Issuance of warrants with debt or debt amendments	—	933	1,069
Settlement of convertible loans in common stock	3,542	—	—
Settlement of interest payable in common stock	740	135	—
SBA PPP loan forgiveness	—	3,153	—
Total non-cash financing activities	$22,441	$4,221	$106,730

See accompanying notes to consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
1.
NATURE OF OPERATIONS

Miami International Holdings, Inc. (“MIH” or the “Company”) through its subsidiaries operate diverse markets across options, futures, and cash equities with a portfolio of proprietary products. This includes markets in U.S. options through MIAX Options, MIAX Pearl, and MIAX Emerald; U.S. equities through MIAX Pearl Equities (“MIAX Exchanges”); futures and options on futures through the Minneapolis Grain Exchange (“MGEX”) and Dorman Trading, LLC (“Dorman Trading”); and international listings through the Bermuda Stock Exchange (“BSX”). The MIAX Exchanges are powered by the Company’s in-house built proprietary technology platform. The Company also offers clearing services for futures and options on futures through MGEX Clearing. The Company acquired Dorman Trading a full service Futures Commission Merchant (“FCM”) on October 19, 2022.
The Company is headquartered in Princeton, New Jersey with principal offices in Miami, Minneapolis, Chicago and Hamilton, Bermuda.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and transactions of Miami International Holdings, Inc. and its majority owned subsidiaries. In preparing the consolidated financial statements, all significant intercompany accounts and transactions have been eliminated.
For those consolidated subsidiaries in which the Company’s ownership is less than 100% and for which the Company has control over the assets and liabilities and the management of the entity, the outside stockholders’ interest is shown as non-controlling interest.
Use of Estimates
The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates are based on historical experience, and other assumptions that management believes to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities.
Assumptions and estimates used in preparing the consolidated financial statements include those related to the useful lives and impairment of fixed assets, the capitalization and estimated useful life of internally developed software, the valuation of warrants on puttable shares and the valuation of puttable common stock, the recognition and measurement of goodwill and intangible assets, impairment of long-term investment, the valuation and recognition of share-based compensation, the discount rate used for operating leases and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Company’s consolidated financial statements.
Segment Information
The Company has three business segments: Options, Equities and Futures, which is reflective of how the Company’s chief operating decision-maker reviews and operates the business. See Note 18 — Segment Reporting for more information. Substantially all of the Company’s revenues and assets are attributed to or located in the United States.
Revenue Recognition
For further discussion related to revenue recognition of fees, such as transaction and clearing fees, access fees, market data fees, see Note 4 — Revenue Recognition.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Cash and Cash Equivalents
Cash and cash equivalents include cash and amounts due from banks, interest-bearing bank balances and other highly liquid investments with original maturities of 90 days or less. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company’s cash and cash equivalents approximates fair value.
Cash and Securities Segregated under Federal and Other Regulations
Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 1.20 (“Section 1.20”) and Regulation 30.7 (“Section 30.7”), funds deposited with Dorman Trading by customers relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated customer accounts. The deposits in segregated customer accounts are maintained for the exclusive benefit of customers.
Restricted Cash
Restricted cash, which was $7.1 million as of December 31, 2022 and $11.6 million as of December 31, 2021, is restricted from withdrawal due to a contractual or regulatory requirement or not available for general use and as such is classified as restricted in the consolidated balance sheets. Restricted cash primarily includes funds held for the Company’s trading and clearing businesses. Restricted cash as of December 31, 2021 included the Company’s share of consideration from the sale of an equity investment, which was held in escrow.
Accounts Receivable, Net
Accounts receivable are concentrated with the Company’s member firms and market data distributors and are primarily collected through the Options Clearing Corporation (“OCC”) and the National Securities Clearing Corporation (“NSCC”). Transaction and clearing fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company’s accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific member firm’s inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm’s receivable. At December 31, 2022 and 2021, the allowance for accounts receivable was not material.
Clearing House Performance Bonds and Guarantee Funds
MGEX clearing members’ cash contributions are included in clearing house performance bonds and guarantee funds in the consolidated balance sheets as both a current asset and a current liability. These balances may fluctuate over time due to changes in the amount of deposits required and whether members choose to provide cash or non-cash contributions. Non-cash contributions include U.S. Treasury Bill securities that must meet specific criteria approved by MGEX. Non-cash contributions are pledged assets that are not recorded in the consolidated balance sheets as the Company does not take legal ownership of these assets and the risks and rewards remain with the clearing members.
Receivables from and Payables to Broker-Dealers, Futures Commission Merchants, and Clearing Organizations
Dorman Trading, a futures commission merchant, records receivables from broker-dealers, futures commission merchants and clearing organizations representing margin deposits, in the form of cash and securities, held at clearing organizations as well as amounts deposited with and receivables from broker-dealers

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
and futures commission merchants, less any payables where any right of offset exists. Where amounts are owed to broker-dealers, futures commission merchants and clearing organizations, and there is no right of offset, the amount due is presented within payables to clearing organizations on the consolidated balance sheets.
Deposits held at clearing organizations pertain primarily to cash deposits made to satisfy clearing organization margin requirements on customer open futures and options on futures positions, as well as to satisfy the requirements set by clearing exchanges for clearing membership. In addition to margin, deposits with clearing organizations include guaranty deposits, which are held by clearing organizations for use in potential default situations by one or more members of the clearing organizations. The guaranty deposits may be applied to Dorman Trading’s obligations to the clearing organization or to the clearing organization’s obligations to unrelated parties.
Deposits with clearing organizations also include securities deposited with, or pledged to, clearing organizations. These securities are primarily U.S. Treasury obligations that were either pledged to Dorman Trading by its customers or represent investments of customer funds. These securities are carried at fair value with any change in fair value reflected in payables to customers for those pledged by customers, or to ‘interest income’ (included in other revenue in the consolidated statement of operations) for those securities that represent an investment of customers funds.
Receivables from and Payables to Customers
Receivables from customers, net includes the total of net deficits in individual exchange-traded futures and option on futures and amounts due from other services provided to Dorman Trading’s customers. Customer deficits arise from realized and unrealized trading losses on futures, options on futures and amounts due on cash and margin transactions. The receivables from customers was not material as of December 31, 2022 and is presented within the accounts receivable, net on the consolidated balance sheet.
Payables to customers consists of funds received, accrued interest payable on those funds, and the net market value of open option contracts with customers. Customer deficit accounts are reported gross of customer accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual trading accounts include both secured and unsecured deficit balances due from customers.
Investments
The Company holds equity investments in certain non-marketable securities with no readily determinable fair values in which the Company does not have a controlling interest or significant influence. The Company generally accounts for equity investments using the measurement alternative when it owns less than 20% of the outstanding voting stock of a company and when there is an absence of readily determinable fair value for the respective investment. Equity classified non-marketable securities are subject to periodic review to determine whether any events or changes in circumstances indicate that the investments may no longer qualify for the measurement alternative and require remeasurement at fair value. To the extent the measurement alternative continues to apply, the Company evaluates whether there are any impairment indicators that require an impairment adjustment. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the equity investment.
Exchange Membership and Stock, at cost
Dorman Trading as a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges is required to hold certain exchange and clearing organization memberships with the respective exchange venues for such execution and clearing purposes. Exchange memberships that represent an ownership interest which must be held by Dorman Trading to conduct business in the respective venues are accounted for at

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
cost with appropriate consideration for other-than-temporary impairment. Fair value is determined using quoted market prices and recent transactions. As of and for the year ended December 31, 2022, no impairment was recognized. Alternatively, exchange memberships, or seats, that only represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under FASB ASC 350, Intangibles — Goodwill and Other. As of and during the year ended December 31, 2022, there were no indicators that would suggest that the carrying values of exchange memberships that do not represent an ownership interest are impaired. These memberships are included in other assets, net on the consolidated balance sheet.
Fair Value Measurement
The Company accounts for certain assets and liabilities at fair value. Fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is the exit price.
The fair value hierarchy under GAAP prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are as follows:
•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Inputs that reflect quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and inputs other than quoted prices that are directly or indirectly observable in the marketplace.

•
Level 3 — Unobservable inputs which are supported by little or no market activity.

Fixed Assets, Net
Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years for furniture, equipment and software, and one to twenty five years for building and improvements. Fixed assets acquired under capital leases are depreciated over the life of the lease or the estimated useful life of the asset, whichever is shorter. Leasehold improvements are amortized over the shorter of the remaining term of the respective lease to which they relate or the remaining useful lives of the leasehold improvement. Any gain or loss on the retirement of assets is recognized currently.
Internally Developed Software, Net
The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities while costs incurred during the preliminary project stage are expensed as incurred. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s estimated useful life, generally five years.
Impairment of Long-lived Assets
A review of impairment of long-lived assets is performed at least annually or when events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Impairment indicators may include, but are not limited to, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Impairment losses are recorded if the asset’s carrying value is not recoverable through its undiscounted future cash flows. Impairment losses are measured based upon the difference between the carrying amount

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
and estimated fair value of the related asset or asset group. During the year ended December 31, 2022, the Company recorded an impairment loss amounting to $3.7 million relating to owned land and building. No other impairment losses were recorded for the years ended December 31, 2021 and 2020.
Goodwill and Other Intangible Assets, Net
Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company’s reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually on October 1st or more frequently if conditions exist that indicate that the goodwill may be impaired. The Company performed its annual goodwill impairment test for the periods presented and determined that no impairment existed.
Intangible assets, net are comprised of customer relationships, trade name, non-compete agreements, exchange licenses, and a FCM license. Intangible assets determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that the assets carrying value may be impaired. Intangible assets that have a finite life are amortized on a straight-line basis over their estimated useful lives.
The estimated useful lives of intangible assets are as follows:
Estimated useful life
Customer relationships	3-15 years
Trade name	2 years
Non-compete agreements	3 years
The Company tests finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicators exist, an estimate is made of the undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less than the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets. The Company performed its annual intangible assets impairment test as of October 1st. The Company impaired an immaterial amount of crypto tokens during the year ended December 31, 2022. No other impairment was identified for intangible assets as of and for the years ended December 31, 2021 and 2020.
Foreign Currency
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the reporting period exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. There were no gains or losses resulting from foreign currency translations during the years ended December 31, 2022, 2021 and 2020. The financial statements of BSX are translated from Bermudan dollars into U.S. dollars. The Bermudan dollar is pegged to the U.S. dollar at a one-to-one ratio, resulting in no translation adjustments.
Business Combinations
The Company uses the acquisition method of accounting for business combination transactions, and, accordingly, recognizes the fair values of assets acquired and liabilities assumed in the consolidated financial statements. Transaction costs related to the acquisition of the acquired company are expensed as incurred. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The Company estimates and records acquisition date estimated fair value of contingent consideration as part of

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
purchase price consideration for acquisitions. Estimating contingent consideration fair value incorporates assumptions regarding future operating results, discount rates, and probabilities assigned to various potential operating results scenarios.
Debt Issuance Costs
All costs incurred to issue debt are capitalized as a contra-liability and amortized on a straight-line basis, which approximates the effective interest method, over the estimated remaining term of the debt.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable GAAP guidance. The assessment considers whether the warrants are freestanding financial instruments and whether they meet the definition of a liability. Warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or may require settlement by issuing a variable number of shares. Liability classified warrants are required to be accounted for at fair value on the date of issuance and each subsequent reporting period, with all changes in fair value after the issuance date reflected in earnings in the consolidated statements of operations.
If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to the Company’s common stock and whether the warrants are classified as equity under GAAP. Equity classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date.
Share-based Compensation
The Company has in effect stock incentive plans under which stock options and restricted stock awards have been granted to employees, non-employees, and non-employee members of the Board of Directors. Occasionally, warrants have also been granted to employees, non-employees and non-employee members of the Board of Directors. The Company records share-based compensation expense for all share-based compensation granted based on the grant-date fair value. Management uses the assistance of a third party to determine the estimated fair value of the Company’s common stock using the Company’s earnings projections and capitalization tables.
The fair value of the options and warrants is derived using a Black-Scholes option valuation model. This model requires the input of highly subjective assumptions including the fair value of the Company’s stock, the implied stock price volatility of similar public entities and the estimated life of each award. The Company estimates the expected term for stock options using the simplified method as the midpoint between the vesting date and the contractual expiration date of the award. Due to the limited trading history of the Company’s stock, the Company estimates the volatility using volatilities of a group of public companies in a comparable industry. The risk free interest rate is derived from the U.S. Treasury instruments with maturities similar to the expected term of the options. The fair value of equity-based awards granted to employees and directors is amortized over the vesting period of the award on a straight-line basis, net of any actual forfeitures.
GAAP establishes that equity-based payment transactions with non-employees shall be measured at the fair value of the equity instruments issued. When the equity instrument is utilized for measurement, the fair value of the equity instrument is estimated using the Black-Scholes option valuation model. In general, the Company recognizes expense in the same manner as if it was to pay cash for the services received instead of paying with the equity instrument.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Earnings per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) available to the Company’s common stockholders by the weighted-average number of shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income (loss) available to the Company’s common stockholders by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The dilutive effect is calculated using the more dilutive of the two-class or treasury stock methods.
Income Taxes
Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of operations.
Leases
The Company determines whether a contract is or contains a lease at contract inception. Beginning January 1, 2022, the Company recognized right of use operating lease assets and operating lease liabilities at the lease’s commencement date based on the present value of remaining fixed lease payments over the lease term. As the rate implicit in the lease is not readily determinable in most of the Company’s leases, the Company uses its incremental borrowing rate based on the information available at a lease’s commencement date to determine the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The operating lease asset also includes any fixed lease payments made, net of lease incentives, and incurred initial direct costs.
Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and may include payments for common area maintenance, property taxes and other non-fixed payments for services provided by the lessor. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company’s leases do not contain any material residual guarantees or material restrictive covenants.
Lessee Accounting for Periods Prior to Adoption of Topic 842 (Prior to January 1, 2022)
Under ASC 840, lessee operating lease arrangements were recorded off balance sheet and the right of use assets and lease liabilities were not recognized. Operating lease rent expense was recognized on a straight-line basis over the lease term and recorded within the operating expense section of the consolidated

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
statement of operations. Common area maintenance, property taxes, and other operating expenses related to leased premises were also recognized in the operating expense section.
Recent Accounting Pronouncements
Recent Accounting Pronouncements — Adopted
On January 1, 2022, the Company adopted the new leasing standard (Topic 842), including related updates using the modified retrospective approach, which did not result in any cumulative-effect adjustment to beginning accumulated earnings/deficit as of the adoption date. Accordingly, no prior period amounts were adjusted and continue to be presented in accordance with previous lease guidance (Topic 840). The new standard provides a number of optional practical expedients in transition. The Company elected the practical expedients to not reassess its prior conclusions about lease identification under the new standard, to not reassess lease classification, and to not reassess initial direct costs. The Company also did not elect the practical expedient allowing the use-of-hindsight, which would eliminate the requirement for the Company to reassess the lease term of its leases based on all facts and circumstances through the effective date. Lastly, the Company elected the practical expedient pertaining to land easements. See Note 22 — Leases for further disclosure.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021. This standard was adopted on January 1, 2022 and did not have a material impact on the Company’s consolidated financial statements.
Recent Accounting Pronouncements — Not yet adopted
In June 2016, the FASB issued ASU No. 2016-13 (amended by ASU 2019-10), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, regarding the measurement of credit losses for certain financial instruments which replaces the incurred loss model with a current expected credit loss (“CECL”) model. The CECL model is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company adopted the new guidance as of January 1, 2023 using a modified-retrospective approach with no impact to the opening balance of retained earnings. The Company’s financial assets include accounts receivable, receivables from broker-dealers, futures commission merchants, and clearing organizations and notes receivable, which is included in other assets, net on the consolidated balance sheets. Accounts receivables are balances with the Company’s member firms and market data distributors and are primarily collected through the OCC and the NSCC. The Company’s accounts receivable do not have significant credit risk associated as transaction and clearing fees are netted against liquidity payments for each member firm, mitigating the risk of collection. The financial instruments other than accounts receivable, net that are within the scope of the standard were not materially impacted by the standard.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in Topic 350. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual reporting period beginning after December 15, 2022. The Company believes that adoption of this standard will not have a material impact on the Company’s consolidated financial statements and related disclosures.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. The new standard is effective January 1, 2024 (early adoption is permitted, but not earlier than January 1, 2021). The new standard is not expected to have a material impact on the Company’s consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-08 to have a material effect on the consolidated financial statements.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions, which (1) clarifies the guidance in Topic 820 on the fair value measurement of an equity security that is subject to contractual restrictions that prohibit the sale of an equity security and (2) requires specific disclosures related to such an equity security. The Company is currently evaluating the extent of the impact of this ASU, but does not expect the adoption of this standard to have a significant impact on the Company’s consolidated financial statements.
3.
BUSINESS COMBINATIONS

Dorman Trading Acquisition
On October 19, 2022, the Company acquired 100% of the equity interests of Dorman Trading, a full service FCM registered with the Commodity Futures Trading Commission (“CFTC”). The acquisition of Dorman Trading will enable the Company to offer additional products and services in futures trade execution, listing and clearing. In February 2023, Dorman Trading became a member of MGEX.
The Company paid $36.0 million as consideration, comprised of $25.7 million in cash and 807,692 shares of the Company’s common stock valued at $7.7 million paid at closing based on the fair value of the common stock on the acquisition date. The fair value of the common stock, which was paid at closing, was determined by a common stock valuation analysis as of the acquisition date. The fair value of the common stock was determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an initial public offering (“IPO”) exit through a probability-weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. An additional 269,231 shares of the Company’s common stock to be issued on the one year anniversary of the closing upon achievement of net revenue targets or the failure by the Company to make post-closing capital contributions of $25.0 million. The estimated fair value of the contingent consideration was determined to be approximately $2.6 million which reflects the fair value at the acquisition date. The estimated fair value of the contingent consideration was determined using the Monte Carlo simulation method, which requires the use of assumptions, such as projected future net sales, discount rates, and volatility rates.
The acquisition was accounted for as a business combination. Assets acquired totaled approximately $162.6 million, including $9.9 million of goodwill and $12.3 million of intangible assets. The goodwill generated in acquisition is not tax deductible. Total liabilities assumed amounted to approximately

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
$126.6 million. The assets acquired, liabilities assumed and consideration exchanged were recorded at their preliminary estimated fair value on the acquisition date.
The allocation of the purchase price was as follows (in thousands):
Cash and cash equivalents	$1,452
Cash and securities segregated under federal regulation	24,384
Accounts receivable	271
Receivables from broker-dealers, futures commission merchants, and clearing organizations	102,131
Other current assets	7,609
Other assets	4,607
Acquired intangible assets	12,300
Goodwill	9,880
Total assets acquired	162,634
Accounts payable and other liabilities	(4,064)
Payables to customers	(116,236)
Other current liabilities	(260)
Deferred income taxes	(5,545)
Other non-current liabilities	(515)
Total liabilities assumed	(126,620)
Total purchase consideration	$36,014
The estimated useful lives of intangible assets, primarily based on the expected period of benefit to the Company, and fair values of the identifiable intangible assets at acquisition date were as follows (fair value in thousands):
	Fair Value	Estimated Useful Life
Customer relationships	$6,100	15 years
FCM license	6,000	Indefinite
Trade name	180	2 years
Non-compete agreements	20	3 years
Total acquired intangible assets	$12,300
As a result of the deferred tax liability balance created by the acquisition, the Company reduced its deferred tax asset valuation allowance by $5.5 million. Such reduction was recognized as an income tax benefit in the consolidated statement of operations for the year ended December 31, 2022.
For the year ended December 31, 2022, the Company incurred acquisition costs of $2.4 million. These costs included legal, accounting fees, contract termination charges and other costs directly related to the acquisition of Dorman Trading and are recognized in acquisition-related costs in the Company’s consolidated statements of operations.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Unaudited pro forma financials
The supplemental pro forma financial information presented below is for illustrative purposes only, is not necessarily indicative of the financial position or results of operations that would have been realized if the Dorman Trading acquisition had been completed on January 1, 2021, does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.
The supplemental pro forma information is as follows (in thousands):
	For the Year Ended December 31,
	2022	2021
Revenue	$860,810	$819,977
Net income (loss)	57,155	(89,179)
MGEX Acquisition
On December 4, 2020, the Company acquired all remaining shares of MGEX, a Designated Contract Market (“DCM”) and Derivatives Clearing Organization (“DCO”) for $15.4 million in cash and for 13,092,997 shares of common stock, valued at $105.6 million. In 2019, the Company had acquired one share of MGEX common stock representing a 0.25% interest, the fair value as of the date of acquisition was $0.3 million. The purchase price included the prepaid listing fees paid by the Company to MGEX prior to the acquisition date in the amount of $1.3 million. The acquisition of MGEX provides the Company with the ability to offer options and futures on new products exclusive to its exchanges and is included in the Company’s Futures segment.
Based on the aggregate purchase price of $121.0 million, $33.9 million was allocated to goodwill, and $78.0 million was allocated to intangible assets. The Company incurred acquisition-related costs of $7.0 million for the acquisition of MGEX.
BSX Acquisition
On December 17, 2020, the Company completed the acquisition of the remaining 35.5% interest in BSX, an exchange operator in Bermuda focused on listing of securities products, regulated by the Bermuda Monetary Authority (“BMA”) for $4.6 million cash consideration. The acquisition provides the Company access to international markets and the ability to offer additional asset classes and is included in the Company’s Equities segment.
During 2019, the Company had obtained a controlling 64.5% economic and voting interest in BSX in three tranches, for total cash consideration of $2.9 million and common stock totaling 656,145 shares, valued at $4.6 million. Based on the aggregate purchase price of $6.7 million, $0.6 million was allocated to goodwill, and $8.2 million was allocated to intangible assets.
The Company expensed $7.0 million of acquisition-related costs during the year ended December 31, 2020 in connection with the MGEX and BSX acquisitions.
4.
REVENUE RECOGNITION

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company’s services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company’s contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.
The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct — i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
Transaction and clearing fees:   Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company’s exchanges and comprise the majority of the Company’s revenues. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company’s published fee schedules. Transaction fees also include Dorman Trading’s sales and brokerage commissions generated by customers trading activity on options and futures. Commission revenue is reported on a gross basis as the Company is responsible for the execution of the customers’ purchases and sales, and maintaining relationships with exchanges. Transaction fees are recognized across all operating segments and are recorded as transactions occur on a trade-date basis. Clearing fees, which include settlement fees, are charged by the Company for transactions cleared by MGEX, Dorman Trading and BSX. Clearing fees can be variable based on cleared volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded and billed on a monthly basis in accordance with the Company’s published fee schedules. Clearing fees that are passed through to the customers’ accounts are reported gross on the Company’s consolidated statement of operations as the Company maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees are passed through to the customers and the rates at which they are passed through. Clearing fees are recognized in the Futures segment for MGEX and Dorman Trading and in the Equities segment for BSX, and are recorded as transactions are cleared.
In the event that a customer prepays for transaction fees, revenue is recognized as transactions occur. Tiered discounts are offered to customers based on the amount of trades that are executed on the Company’s exchanges. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the consolidated statement of operations. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the consolidated statement of operations.
Transaction and clearing fees also result in regulatory fees. Regulatory fees include the options regulatory fee (“ORF”) and Section 31 fees. ORF is in place to fund the Company’s regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company’s securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying consolidated statement of operations.
Access fees:   Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to one of the Company’s exchanges or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchanges. Access fees are billed monthly in accordance with the

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
published fee schedules and recognized during the period the service is provided which is generally one month. Access fees are recognized across all operating segments.
Market data fees:   Market data fees include making market data available to customers either through direct subscriptions, through third party platforms or through the Company’s participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis or from third parties where the Company is the principal in the transaction. Market data revenue is recognized in the period the data is provided. U.S. Tape Plan market data is recognized in the Options and Equities segments. Proprietary market data fees are recognized across all operating segments.
Other revenue:   Other revenue primarily includes, initial and annual listing fees from BSX and MGEX listings, office rental income and interest income from MGEX and Dorman Trading clearing operations.
Consideration payable to a customer:   As discussed in the transaction and clearing fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the consolidated statement of operations in the period in which the payment is earned by the customer and the payment is provided. In certain instances, including for new segments and proprietary products, liquidity payments may exceed transaction fees resulting in inverted pricing. Additionally, the Company issues certain warrants to customers as part of its Equity Rights Programs detailed in Note 16. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company’s exchanges which is considered a sales incentive offering that rewards customers solely in return for executing increased trading volumes with the Company.
The following table summarizes revenue disaggregated by the Company’s Options, Equities and Futures segments and the Corporate and Other unit (in thousands):
	Year Ended December 31, 2022
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenue
Transaction and clearing fees	$583,167	$97,848	$17,419	$—	$698,434
Access fees	57,022	4,988	141	(120)	62,031
Market data fees	16,715	8,482	2,847	(1)	28,043
Other revenue	1,218	2,413	5,107	673	9,411
	$658,122	$113,731	$25,514	$552	$797,919
Timing of revenue recognition
Services transferred at a point in time	$584,710	$98,149	$17,452	$—	$700,311
Services transferred over time	73,412	15,582	8,062	552	97,608
	$658,122	$113,731	$25,514	$552	$797,919

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenue
Transaction and clearing fees	$620,136	$31,781	$9,302	$—	$661,219
Access fees	50,796	4,332	—	(40)	55,088
Market data fees	19,066	7,074	2,416	4	28,560
Other revenue	290	2,036	3,181	1,169	6,676
	$690,288	$45,223	$14,899	$1,133	$751,543
Timing of revenue recognition
Services transferred at a point in time	$620,912	$32,067	$9,339	$—	$662,318
Services transferred over time	69,376	13,156	5,560	1,133	89,225
	$690,288	$45,223	$14,899	$1,133	$751,543
	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenue
Transaction and clearing fees	$400,232	$1,427	$447	$—	$402,106
Access fees	33,531	1,075	—	—	34,606
Market data fees	12,174	605	173	—	12,952
Other revenue	244	1,764	84	608	2,700
	$446,181	$4,871	$704	$608	$452,364
Timing of revenue recognition
Services transferred at a point in time	$400,773	$1,440	$447	$—	$402,660
Services transferred over time	45,408	3,431	257	608	49,704
	$446,181	$4,871	$704	$608	$452,364
Deferred transaction revenue consists of prepaid transaction and non-transaction fees, which are recognized as revenue when earned. During the year ended December 31, 2022, the Company received prepaid fees of $2.2 million and recognized deferred transaction revenue of $5.8 million. During the year ended December 31, 2021, the Company received prepaid fees amounting to $1.5 million and recognized deferred transaction revenue of $6.8 million. During the year ended December 31, 2020, the Company received prepaid fees of $22.4 million, primarily related to the Company’s equity rights program and recognized deferred transaction revenue of $12.7 million.
Concentration of revenue:   For the year ended December 31, 2022, the Company derived $396.3 million of the $797.9 million in total revenue from three customers, with such customers accounting for 21%, 17% and 12% of the Company’s total revenue. For the year ended December 31, 2021, the Company derived $405.7 million of the $751.5 million in total revenue from three customers, with such customers accounting for 23%, 19% and 12% of the Company’s total revenue. For the year ended December 31, 2020, the Company derived revenue of $252.8 million from the same top three customers in 2021, with such customers accounting for 25%, 20% and 12% of the Company’s total revenue. Revenues from transactions with the top three customers in 2022, 2021 and 2020 are reported primarily within the Options segment. No customer is contractually or otherwise obligated to continue to use the Company’s services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
5.
INVESTMENTS

From time-to-time the Company makes investments in entities of strategic relevance. These investments primarily consist of illiquid and non-controlling positions in entities with no readily determinable fair value, which are carried at cost less any impairment and are adjusted for observable price changes from orderly transactions for identical or similar securities. As of December 31, 2022 and 2021, the carrying amount of investments made by the Company was $16.6 million and $11.6 million, respectively.
During the year ended December 31, 2022, the Company purchased minority interests in three privately held companies totaling $9.4 million and made an additional investment of $0.2 million in an existing investee. During the second quarter of 2022, the Company determined that an other-than-temporary impairment existed for a minority interest investment that suspended operations during the period due to its deteriorating financial condition. As a result, the Company recorded a $2.5 million impairment loss equal to the excess of the carrying value of the investment over its estimated fair value, resulting in a net carrying value of $0. During the fourth quarter of 2022, the Company impaired another minority interest investment as the fair value based on an observable transaction was less than the carrying value of the investment. As a result, the Company recorded an impairment loss of $2.1 million. There were no impairment or observable changes in price recorded during the years ended December 31, 2021 and 2020.
During 2021, the Company held a minority equity investment of a privately held company for a carrying amount of $2.9 million. The private company was acquired by a third party in October 2021. The total cash consideration of the Company’s interest after deducting transaction costs amounted to $22.6 million, $18.1 million was received at closing and the remaining $4.5 million was held in escrow for a period of one year for any post-closing adjustments. The entire amount was released from escrow in October 2022. The gain on sale of investment amounted to $19.5 million, net of the accrued interest receivable of $0.1 million. The Company’s share of cash consideration held in escrow was treated as restricted cash.
6.
FIXED ASSETS AND INTERNALLY DEVELOPED SOFTWARE, NET

Fixed assets and internally developed software, net consisted of the following (in thousands):
	December 31,
	2022	2021
Fixed assets, net:
Land	$4,443	$5,282
Building and improvements	18,106	19,648
Furniture and equipment	82,309	74,596
Leasehold improvements	14,075	12,603
Purchased software	3,772	3,119
Less: Accumulated depreciation and amortization	(84,985)	(72,558)
Total fixed assets, net	$37,720	$42,690
Internally developed software, net:
Capitalized internal-use software	$75,225	$65,558
Less: Accumulated depreciation and amortization	(50,162)	(43,197)
Total internally developed software, net	$25,063	$22,361
Depreciation and amortization expense for fixed assets and internally developed software for the years ended December 31, 2022, 2021 and 2020 was $19.4 million, $20.3 million and $16.1 million, respectively.
During the fourth quarter of 2022, the Company determined that certain impairment indicators were present in connection with the MGEX land and building, indicating a test for recoverability. As of

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
December 31, 2022, there was a significant decrease in the occupancy rate of the building primarily due to tenants moving their workforce to remote or hybrid arrangements. The Company recognized an impairment charge of $3.7 million to land and building included in general, administrative, and other within the operating expenses in the consolidated statement of operations and reported under the Corporate and Other unit (see Note 18 — Segment Reporting). The impairment was allocated on a pro-rata basis to land and building in the amount of $0.8 million and $2.9 million, respectively. The fair value of the asset group was determined based on a combination of income capitalization approach, which involved estimating the future cash flows for the asset group discounted to their present values and sales comparison approach where the subject property is compared with comparable properties that have been sold recently. The discount rate used in the determination of fair value using the income capitalization approach was based on consideration of the risks inherent in the cash flows and market as of the valuation date.
7.
OTHER ASSETS, NET

The following table presents the components of other assets (in thousands):
	December 31,
	2022	2021
Notes receivable, net of $16.4 million allowance for credit losses as of December 31, 2022 and $7.3 million as of December 31, 2021	$32,786	$21,000
Right of use asset	11,294	—
Exchange memberships and stock, at cost	3,829	—
Prepaid membership fees	3,000	3,000
Deferred IPO costs	3,966	—
Other	842	1,202
Total other assets, net	$55,717	$25,202
The notes receivable relate to the consolidated audit trail (“CAT”), which involves the creation of an audit trail to enhance regulators’ ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations (“SROs”), which include the Company’s exchanges, and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members and the funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.
The allowance for notes receivable associated with CAT is estimated based on anticipated collections. The following represents the changes in allowance for notes receivable for the year ended December 31, 2022 (in thousands):
Balance at January 1, 2022	$(7,295)
Provision for uncollectible amount	(9,147)
Write-offs charged against the allowance	—
Recoveries collected	—
Balance at December 31, 2022	$(16,442)
Deferred IPO costs consist of costs incurred in connection with the proposed sale of the Company’s common stock in an initial public offering, including certain legal, accounting, and other IPO-related costs.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
8.
ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities (in thousands):
	December 31,
	2022	2021
Accounts payable	$9,089	$5,640
Liquidity payments payable	21,712	30,086
Accrued expenses	7,184	5,056
Current portion of put obligation	4,717	5,356
Current portion of capital lease obligation	137	2,506
Current portion of operating lease liability	4,271	—
Marketing fees payable	6,713	4,932
Deferred rent	—	2,352
Section 31 fees payable	17,189	4,617
Accrued interest payable	4,021	3,413
Sales tax payable	4,363	2,430
Other	271	6,213
Accounts payable and other liabilities	$79,667	$72,601

9.
PUTTABLE COMMON STOCK AND OTHER NON-CURRENT LIABILITIES

The following table presents the components of puttable common stock and other non-current liabilities (in thousands):
	December 31,
	2022	2021
Deferred rent liability	$992	$1,018
Long term portion of capital lease obligation	194	86
Lease liability	9,257	—
Warrants on puttable shares	—	156,059
Puttable common stock from exercise of warrants	227,778	146,712
Puttable common stock and other non-current liabilities	$238,221	$303,875
Warrants on puttable shares represents the fair value of the 12,936,093 warrants outstanding issued to the participants of the Company’s equity rights offering. The liability associated with these warrants on puttable shares is based on the estimated fair value of the warrants and are subject to remeasurement at each balance sheet date. All outstanding warrants were exercised prior to the expiration date of January 31, 2022.
Puttable common stock from exercise of warrants represent the fair value of the outstanding puttable common stock from exercise of the vested warrants by equity rights program participants. The Company remeasures the puttable common stock at each reporting date until the liability is settled and the change in fair value is recognized within non-operating expense (income) in the Company’s consolidated statement of operations. See Note 16 — Equity for additional details.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
10.
DEBT OBLIGATIONS

The carrying value of the Company’s outstanding debt consisted of the following as of December 31, 2022 and 2021 (in thousands, except for interest rate):
		December 31,
	Interest Rate	2022	2021
Senior secured term loan	13.13%	$89,322	$104,322
Convertible loans	8% – 10%	61,150	64,693
Total		150,472	169,015
Unamortized debt discount, issue cost, and beneficial conversion factor		(2,967)	(4,935)
Total debt, including current obligations		147,505	164,080
Current portion of long-term debt		(32,000)	(15,000)
Total long-term debt		$115,505	$149,080
Senior secured term loan
In March 2021, the Company refinanced its existing senior secured term loan for an additional $25.0 million at the stated interest rate of 13.13%. The resulting aggregate principal amount was $110.3 million, which included the initial outstanding principal of $77.0 million and the accrued interest of $8.3 million. The amended loan is due to mature on April 26, 2024. The principal is repayable semi-annually commencing on December 31, 2021 and the interest is payable monthly. The Company issued 324,675 warrants to purchase the Company’s common stock to the lender at an exercise price of $7.25. The loan had an effective interest rate of 14.5%.
In conjunction with the loan, the lender is granted a first priority lien against certain assets of the Company. The lender’s lien does not apply to the ownership interest held by the Company in its exchange subsidiaries and any other licensed entities. The loan agreement, contains customary representations, warranties and affirmative and negative covenants for facilities of its type, including financial covenants, events of default, and indemnification provisions in favor of the lender. The negative covenants include restrictions regarding the incurrence of liens, the incurrence of indebtedness and fundamental changes, subject to certain exceptions in each case. The financial covenants include requirements that the Company meet a quarterly financial test with respect to a minimum revenue to debt ratio of not less than 1.00x as of December 31, 2022 which increases over the term of the loan, and a maximum consolidated leverage ratio of not greater than 3.0x as of December 31, 2022 which decreases over the term of the loan. At December 31, 2022 and 2021, the Company was in compliance with these covenants.
The initial loan agreement was entered into in June 2016, for an amount of $30.0 million. During 2019, the Company refinanced the loan with the same lender for a new principal amount of $77.0 million for a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%. Terms of the loan include the deferral or “PIK” of interest at a rate of 10% for the first 12 months of the loan with the remaining 3.75% of the interest rate payable in cash, followed by interest only payments for the next 19 months until amortizing payments commence. There was no outstanding deferred interest as of December 31, 2022 and 2021.
The Company recognized $14.7 million, $15.3 million and $12.7 million of interest expense related to the senior secured term loan during the years ended December 31, 2022, 2021 and 2020, including $1.3 million, $1.2 million and $0.9 million related to the accretion of the debt discounts and deferred financing costs, respectively. . As of December 31, 2022 and 2021, the unamortized debt discount, issue cost, and beneficial conversion factor relating to the senior secured loan was $1.7 million and $2.9 million, respectively.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Convertible loans
During 2021, the Company issued $56.2 million of convertible promissory notes to existing stockholders and third party investors. The notes have a three year term from the date of issuance and accrue interest at a fixed rate of 10% per annum; the principal and the unpaid interest due is convertible at the option of the holder into shares of the Company’s common stock at a conversion price of $9 per share until the maturity date. The Company issued 200,000 warrants at an exercise price of $9.00 per share to the senior secured term loan lender for providing consent for the issuance of the convertible notes. The fair value of the warrants was $0.2 million, which was recorded as debt discount and will be amortized over the term of the loan.
During the year ended December 31, 2020, the Company issued a 9.5% convertible loan for $5.0 million to an existing stockholder due five years from the date of issuance. Interest is payable quarterly and the loan is convertible into the Company’s common stock at the option of the holder at a price of $8 per share. On issuance of the loan, the Company extended the maturity date of 3,615,693 warrants issued to the lender and its affiliates, the change in the fair value of the warrants issued amounted to $0.6 million. Should the notes be converted at maturity, the lender will receive a beneficial conversion feature allowing the conversion at 75% of the lowest issue price. The Company recorded the beneficial conversion feature at its intrinsic value of $0.4 million. This was recorded as a debt discount and an addition to additional paid-in capital.
As of January 1, 2020, the Company had outstanding convertible loans of $3.5 million at interest rates ranging from 8% — 10%, convertible into the Company’s common stock at a price of $5 per share and are due to mature on April 26, 2024. During the year ended December 31, 2022, the Company received notices from its lenders to convert the $3.5 million of outstanding principal into 708,489 shares of common stock at a conversion price of $5.00.
The Company recognized interest expense amounting to $7.0 million, $3.6 million and $0.7 million relating to convertible loans including amortization of debt discount and deferred financing cost of $0.7 million, $0.5 million and $0.3 million during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the unamortized debt discount, issue cost, and beneficial conversion factor relating to convertible loans was $1.3 million and $2.0 million, respectively.
The future expected loan repayment related to senior secured term loan and convertible loans as of December 31, 2022 are as follows (in thousands):
Year Ending December 31,
2023	$32,000
2024	113,472
2025	5,000
2026 and thereafter	—
150,472
Less: Unamortized debt discount and BCF	(2,967)
Total	$147,505

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Interest expense recognized on the senior secured term loan and convertible loans, included in interest expense and amortization of debt issuance cost in the consolidated statements of operations, for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):
	Year Ended December 31,
	2022	2021	2020
Component of interest expense:
Contractual interest	$19,739	$17,198	$12,233
Amortization of debt discount and issuance cost and beneficial conversion factor	1,968	1,764	1,178
Interest expense	$21,707	$18,962	$13,411
Lines of Credit
As of December 31, 2022, MGEX maintained two unsecured revolving lines of credit with a bank, one for $6.0 million and another for $4.0 million. Both unsecured lines of credit expire on December 31, 2023. Borrowings bear interest at the bank’s prime rate less 0.25% (effective rate of 7.25% and 3.00% as of December 31, 2022 and December 31, 2021, respectively) and have an annual commitment fee of 0.40%. MGEX also maintained a secured line of credit with another bank for $20.0 million, which expires on August 5, 2023, and carries an interest at the bank’s prime rate of 7.50% and 3.25% as of December 31, 2022 and December 31, 2021, respectively, and an annual commitment fee of 0.25% through December 2023. At December 31, 2022 and December 31, 2021, there were no amounts outstanding on any lines of credit.
No interest expense was incurred related to the above lines of credit for the years ended December 31, 2022, 2021 and 2020. MGEX is required to maintain certain financial minimums and restrictions. MGEX complied with all such covenants as at December 31, 2022.
As of December 31, 2022, Dorman Trading maintained an unsecured revolving line of credit for $10.0 million at an interest rate equal to the bank’s prime rate. If the loans are not repaid when due, the interest rate would be determined by adding 3.0% to the prime rate. There was no amount outstanding as of December 31, 2022 and Dorman Trading did not incur any interest expense between the acquisition and the reporting period.
11.
GOODWILL AND INTANGIBLE ASSETS

The following table presents the details of goodwill by segment (in thousands):
	Options	Futures	Equities	Total
Balance as of December 31, 2020	$—	$33,857	$562	$34,419
Additions	—	—	—	—
Balance as of December 31, 2021	$—	$33,857	$562	$34,419
Additions	—	9,880	—	9,880
Balance as of December 31, 2022	$—	$43,737	$562	$44,299
As detailed in Note 3 — Business Combinations, on October 19, 2022, MIH acquired Dorman Trading, and the acquired assets and liabilities were recorded at their estimated fair value as of the acquisition date resulting in $9.9 million of goodwill. The entire goodwill was allocated to Futures segment. In addition to the goodwill, intangible assets of $12.3 million were recorded related to the valuation of FCM license, customer relationships, trade name and non-compete agreements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
The following table presents the gross carrying value and accumulated amortization for intangible assets (in thousands):
	December 31, 2022					December 31, 2021
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Exchange licenses	Indefinite	$85,000	$—	$—	$85,000	$85,000	$—	$85,000
FCM license	Indefinite	6,000	—	—	6,000	—	—	—
Customer relationships	14.80	7,250	(1,218)	—	6,032	1,150	(831)	319
Other	1.90	835	(16)	(635)	184	—	—	—
Total		$99,085	$(1,234)	$(635)	$97,216	$86,150	$(831)	$85,319
Other includes Pyth tokens amounting to $0.6 million received by BSX in exchange for certain data provided by BSX to the Pyth Network. Pyth tokens were held by BSX in an FTX exchange account. In November 2022, FTX filed for bankruptcy and BSX ceased to have access to Pyth tokens as the FTX account was no longer accessible. As Pyth tokens were no longer accessible and may not be recoverable, the Company impaired the entire $0.6 million during the year ended December 31, 2022. The impairment charge was recorded in other, net within non-operating (expense) income in the consolidated statement of operations and reported under the Equities segment.
The Company recorded amortization expense of $0.4 million for each of the years ended December 31, 2022, 2021 and 2020. The estimated future amortization expense of the intangible assets is as follows (in thousands):
2023	$503
2024	485
2025	412
2026	407
2027	407
Thereafter	3,986
Total	$6,200

12.
EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution 401(k) plan in which employees may contribute up to 100% of their salary and bonus, subject to statutory maximum contribution amounts. Beginning January 1, 2021, the Company matches 50% of the first 6% of employee contributions. The expense relating to the matching contribution was $0.9 million and $0.8 million for the years ended December 31, 2022 and 2021, respectively.
MGEX had an employee savings plan and trust for substantially all employees. Under this plan, each participant may contribute a certain percentage of their earnings, and MGEX makes a contribution equal to 50% of the participant’s contribution, not to exceed 4% of the participant’s annual compensation. In addition, under the non-elective portion of the plan, MGEX contributes an amount equal to 6% of the annual compensation of eligible employees. MGEX contributions to the above plan was $0.5 million for the years ended December 31, 2021 and $0.4 million for the period following the acquisition date for the year ended December 31, 2020. MGEX’s plan was merged with the Company’s 401(k) plan effective January 1, 2022.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Dorman Trading maintains a Safe Harbor 401(k) plan for qualified employees, wherein Dorman Trading matches up to 3% contributions of qualified employees up to a defined maximum, and makes further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employer contributions made to the plan between the acquisition date and year ended December 31, 2022 was not material.
13.
CLEARING HOUSE PERFORMANCE BONDS AND GUARANTEE FUNDS

Clearing members involved in clearing commodity futures and options are required to provide margin and security deposits with the clearing house as performance bonds and guarantee funds in order to meet their financial obligations and as protection against potential losses or default. MGEX policy allows clearing members to deposit cash or U.S. Treasury Bills in order to satisfy the required margin and security deposits.
As of December 31, 2022 and 2021, the Company had performance bonds and guarantee funds totaling $412.0 million and $411.7 million respectively, as summarized below (in thousands):
	December 31, 2022
	Cash	U.S. Treasury Bills(1)	Total
Margin deposits	$103,834	$251,004	$354,838
Security deposits	49,223	7,938	57,161
Total performance bonds and guarantee funds	$153,057	$258,942	$411,999
	December 31, 2021
	Cash	U.S. Treasury Bills(1)	Total
Margin deposits	$22,115	$329,047	$351,162
Security deposits	53,146	7,400	60,546
Total performance bonds and guarantee funds	$75,261	$336,447	$411,708

(1)
The U.S. Treasury Bills are not reflected in the consolidated balance sheets, as MGEX does not take economic ownership of these securities.

MGEX is required, under the Commodity Exchange Act, to segregate cash and securities deposited by clearing members on behalf of their customers. Exchange rules require a segregation of all funds deposited by clearing members from operating funds. The amount of cash and securities deposited may fluctuate significantly over time due to the quantity of open MGEX positions, margin and security requirements, investment choices by clearing members, and market valuations of securities. Cash deposited as performance bonds and guarantee funds is included on the consolidated balance sheets because the cash is deposited in MGEX controlled bank accounts. U.S. Treasury Bills deposited by the clearing members are not reflected on the consolidated balance sheets as MGEX does not take economic ownership of these securities or have the right to sell or repledge, and MGEX does not earn interest on these.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
14.
FAIR VALUE MEASUREMENT

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):
	December 31, 2022
	Total	Level 1	Level 2	Level 3
Other current assets:
Equity securities owned	$7,399	$7,399	$—	$—
Future commission merchant receivables from broker-dealers, futures commission merchants, and clearing organizations:
U.S. government securities	9,935	9,935	—	—
Total current assets	$17,334	$17,334	$—	$—
Puttable common stock and other non-current liabilities:
Warrants on puttable shares	$—	$—	$—	$—
Puttable common stock from exercise of warrants	227,778			227,778
Total puttable common stock and other non-current liabilities	$227,778	$—	$—	$227,778
	December 31, 2021
	Total	Level 1	Level 2	Level 3
Puttable common stock and other non-current liabilities:
Warrants on puttable shares	$156,059	$—	$—	$156,059
Puttable common stock from exercise of warrants	146,712	—	—	146,712
Total puttable common stock and other non-current liabilities	$302,771	$—	$—	$302,771
U.S. government securities and equity securities that trade in active markets and are valued using quoted market prices with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.
The Company engages a third party to assist the Company in determining the fair value of the Company’s common stock. The fair value of the common stock is determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an IPO exit through a probability-weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. These methods include assumptions over the Company’s historical and projected revenue and earnings, the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, the valuation of comparable companies and the other general economic factors including economic growth, inflation, interest rate environment and discount rates. The Company also used a Black-Sholes model to value the warrants on puttable shares. All outstanding warrants were exercised during the year ended December 31, 2022, there were no warrants on puttable shares outstanding as of December 31, 2022. The fair value of the Company’s common stock is used as an input into the valuation of warrants.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
For the year ended December 31, 2021, the key inputs into the Black-Scholes model were as follows:
Common stock price	$12.89
Risk- free interest rate	0.00%
Expected term (years)	0.1
Expected volatility	15.41%
Dividend yield	0.00%
Certain financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable are not measured at fair value on a recurring basis, but the carrying values approximate fair value due to their liquid or short-term nature.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
The Company invests in securities without readily determinable fair values, the carrying value was $16.6 million and $11.6 million at December 31, 2022 and 2021, respectively. The Company impaired investments amounting to $4.6 million during the year ended December 31, 2022. There were no impairments or adjustments to the carrying value of the investments without readily determinable fair values during the years ended December 31, 2021 and 2020.
The Company’s long-lived assets, including goodwill, indefinite-lived intangible and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. Fair value of these assets is estimated using primarily unobservable inputs. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment.
As of October 1, 2022 and 2021, the Company performed its annual impairment test of goodwill and indefinite-lived intangible assets. The Company chose to perform a quantitative evaluation of the fair value of the reporting units with which the goodwill and the indefinite-lived intangible assets that are subject to the quantitative analysis are associated and compared it to the respective carrying values. For the years ended December 31, 2022 and 2021, the fair value of goodwill was determined utilizing a combination of an income approach (i.e. discounted cash flow) and a market approach. Internal operational budgets and long-range strategic plans were used as a basis for the discounted cash flow analysis. The Company also utilizes assumptions for working capital, capital expenditures, and terminal growth rates. The discount rate applied to the cash flow analysis was based on the estimated market weighted average cost of capital for each reporting unit and ranged from 11% to 40% and 9% to 35% in 2022 and 2021, respectively. The fair value of indefinite-lived intangibles, which consists of exchange licenses, was determined by estimating the future cash flows and discounting the net cash flows back to their present values or using a market approach, as appropriate. For indefinite-lived intangibles where an income approach was used, a discount rate of 44% and 39% was applied in 2022 and 2021, respectively, which was based on the estimated market cost of capital adjusted for the specific risk associated with this asset relative to other elements of the business.
Fair Value of Assets and Liabilities
The Company’s debt obligations are comprised of a fixed rate senior secured term loan and convertible loans which are presented at carrying value on the Company’s consolidated balance sheets. The senior secured term loan is classified as Level 2 under the fair value hierarchy, and the fair value of the loans was determined by utilizing a discounted cash flow analysis. The discount rate was determined based on the implied cost of debt.
The convertible loans are classified as Level 3 under the fair value hierarchy. For the periods ended December 31, 2021, the fair value of the convertible notes with $5 per share conversion price was determined based on their as converted value as these loans were deep in the money. During the year ended December 31, 2022, the convertible notes with $5 per share conversion price were converted into common stock of the

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Company. The fair value of the convertible loans with $8 per share and $9 per share conversion was determined by utilizing the greater of conversion value or a discounted cash flow analysis as well as a Black-Scholes valuation model to measure the fair value attributable to the conversion feature. A discount rate of 21% and 15% was used for the periods ended December 31, 2022 and 2021 respectively, which was estimated based on yields implied from the convertible issuances in 2021, adjusted for market movements from comparable debt indices.
The key valuation inputs into the Black-Scholes model were as follows:
	December 31, 2022	December 31, 2021
Common stock price	$9.92	$12.89
Risk-free interest rate	4.24% – 4.54%	0.85% – 1.10%
Expected term (years)	1.58 – 2.92	2.58 – 3.92
Expected volatility	20%	22%
Dividend yield	0.00%	0.00%
The carrying value and fair values of the Company’s debt obligations for 2022 and 2021 were as follows (in thousands, except per share amounts):
	December 31,
	2022		2021
	Carrying value	Fair value	Carrying value	Fair value
Senior secured term loan	$89,322	$86,310	$104,322	$106,747
Convertible loans:
Promissory notes convertible at $9 per share	56,150	63,274	56,151	80,419
Promissory notes convertible at $8 per share	5,000	6,200	5,000	7,717
Promissory notes convertible at $5 per share	—	—	3,542	9,132
	$150,472	$155,784	$169,015	$204,015

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Information on Level 3 Financial Liabilities
The following table summarizes the changes in the fair value of the Company’s Level 3 financial liabilities during the years ended December 31, 2022, 2021 and 2020 (in thousands):
	Warrants on Puttable Shares	Puttable Common Stock from Exercise of Warrants
Balance as of December 31, 2019	$159,899	$—
Warrants exercised into puttable common stock	(84,453)	84,453
Cash proceeds upon exercise	—	7,486
Current portion of put obligation	—	(4,717)
Fair value adjustments	18,208	8,527
Balance as of December 31, 2020	93,654	95,749
Current portion of put obligation	—	(5,355)
Fair value adjustments	62,405	56,318
Balance as of December 31, 2021	156,059	146,712
Warrants exercised into puttable common stock	(156,059)	156,059
Cash paid to settle put liability	—	(639)
Cash proceeds upon exercise	—	6,695
Reclassification of current portion of put liability	—	639
Termination of put liability	—	(10,421)
Fair value adjustments	—	(71,267)
Balance as of December 31, 2022	$—	$227,778

15.
COMMITMENTS AND CONTINGENCIES

Purchase Commitments
The Company, from time-to-time enters into long term non-cancelable agreements with consultants and vendors to provide certain services. For the year ended December 31, 2022, the outstanding commitment was $10.7 million, of which $2.9 million is payable in 2023, $2.3 million in 2024, $1.8 million in 2025, $1.8 million is payable in 2026, $1.9 million is payable in 2027 and beyond.
MGEX Guaranty Fund
In the event of default by a clearing member, MGEX would first apply assets of the defaulting clearing member to satisfy its payment obligation. These assets include the defaulting member’s security deposits, margins, performance bonds, guarantees and any other available assets. Thereafter, if a loss remains, MGEX would use funds designated from the applicable tranche of the guaranty fund, in the order of priority listed by rules, with each source of funds to be completely exhausted, to the extent practical, before the next source is applied.
MGEX maintains one guaranty fund with two separate tranches that reflect relative contributions from different product classes to the guaranty fund. Following a default, MGEX would attempt to isolate the loss to the relevant tranche of the default waterfall before applying any funds from the other tranche. The order of funds utilized would be: excess funds of the defaulting clearing member, security deposits of the defaulting clearing member, margins and performance bonds of the defaulting clearing member and payments of any guarantor, the MGEX clearing house reserve funds dedicated to the relevant tranche(s), security deposits of non-defaulting clearing members in the relevant tranche, and in certain instances, then surplus

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
funds of MGEX. In the event a loss still remained, MGEX would use any clearing house reserve funds from the other tranche that had not been applied before utilizing security deposits of non-defaulting clearing members from the other tranche.
MGEX is a DCM and a DCO that operate under the regulatory oversight of the CFTC. As such, MGEX is required to maintain financial resources to cover its projected operating costs for a period of at least one year. The financial resources must include unencumbered, liquid financial assets which may include a committed line of credit or similar facility equal to at least six months of its projected operating costs. As of December 31, 2022, MGEX was in compliance with all DCM and DCO financial requirements.
Derivative Contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.
The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.
Dorman Trading Member Guarantees
Dorman Trading is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, Dorman Trading may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Dorman Trading’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements. The Company believes that any potential requirement to make payments under these agreements is remote.
Claims and Litigation
Nasdaq
On September 1, 2017, Nasdaq, Inc., filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. The Company subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against the Company under the six patents at issue were invalided by the PTAB in 2019 (the “PTAB Final Written Decisions”). On February 28, 2022 Nasdaq filed Requests for the USPTO Director to Review the PTAB’s Final Written Decisions, which invalidated the patents asserted against the Company in litigation (“Review Requests”). On June 7, 2022, the USPTO Director denied Nasdaq’s Review Requests of the PTAB Final Written Decisions.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
On August 31, 2021, the Company filed an Answer and Counterclaims in the NJ District Court. The Company’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. The Company is seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB’s Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. The Company filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. The Company filed a motion to dismiss Nasdaq’s trade secret misappropriation claims on September 2, 2022. Nasdaq filed a motion to dismiss the Company’s Counterclaims on September 19, 2022. Both dispositive motions are pending. The parties are engaged in discovery in connection with the case. The Company intends to continue defending its interest in this matter vigorously.
General
As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market and derivatives clearing organization under the jurisdiction of the CFTC, and a registered exchange under the jurisdiction of the BMA, the MIAX Exchanges, MGEX, and BSX, respectively, are subject to routine reviews and inspections by the SEC, CFTC and BMA. Dorman Trading, as a registered FCM, is regulated by the CFTC and is subject to routine reviews and inspections by the CFTC, NFA, and CME Group, Inc. as its Designated Self-Regulatory Organization (“DSRO”). Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
16.
EQUITY

Common Stock
At December 31, 2022 and 2021, the Company was authorized to issue up to 400,000,000 shares of voting common stock, $0.001 par value per share, 200,000,000 shares of non-voting common stock, $0.001 par value per share. There were 118,646,989 and 101,241,599 shares of common stock issued and outstanding, including 23,437,035 and 11,792,768 shares of puttable common stock as of December 31, 2022 and 2021, respectively. Certain stockholders owning common stock of the Company have entered into an agreement pursuant to which, among other things, the parties to that agreement are individually and collectively prohibited from voting shares of common stock held in excess of 19.99% of the issued and outstanding shares of the Company’s common stock. Each share of non-voting common stock is convertible into one share of common stock at the option of the holder. Each share of common stock and nonvoting common stock is entitled to receive dividends subject to the rights of the preferred stock. A decision to pay dividends on common stock will be at the discretion of the Company’s board of directors.
As of December 31, 2022 and 2021, 83,464,041 and 100,411,640 shares of common stock, respectively, were reserved for issuance in connection with outstanding warrants, convertible loans, share based payment plans and common stock to be granted to third parties.
Preferred Stock
The Company is authorized to issue up to 25,000,000 shares of preferred stock $0.001 par value per share in one or more series, as may be designated by the board of directors. 10,000,000 shares of the preferred stock has been designated as Series B convertible preferred stock.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Each share of Series B convertible preferred stock is convertible into a share of common stock on a one-to-one basis at the option of the holder upon the occurrence of the following events: once the Company becomes a public company, upon a merger or consolidation with or into another legal entity, or upon the sale of all or substantially all of the Company’s assets in which the common stockholders participate. The preferred stock has no voting rights, except with respect to certain transactions for which the preferred stock are entitled to vote separately as a class. The Series B convertible preferred stockholders participate as to dividends on the same basis as the common stockholders.
There were 1,477,405 and 822,100 shares of Series B convertible preferred stock outstanding at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company issued 655,305 shares of Series B convertible preferred stock upon exercise of outstanding options. The Company issued 558,834 shares for an aggregate cash proceeds of $3.0 million and 96,471 shares pursuant to cashless exercises of 184,251 options to purchase shares of Series B convertible preferred stock. During the years ended December 31, 2021 and 2020, the Company issued 195,100 and 190,000 shares of Series B convertible preferred stock, respectively, upon exercise of outstanding options for an aggregate cash proceeds of $1.0 million for both years. There were no cashless exercises in 2021 and 2020.
In 2010, all outstanding Series A preferred shares were converted into common stock. As part of this conversion, the holders converting Series A preferred shares received contingent promissory notes totaling $15 million, which remain outstanding as of December 31, 2022. These contingent promissory notes are payable, without interest, only upon a deemed liquidation event which includes a merger or sale of the Company, and therefore expense will only be recognized at such time. As of December 31, 2022, there are no outstanding preferred shares with liquidation preferences.
Warrants
The Company issues warrants to purchase shares of common stock primarily in connection with equity rights programs (see Equity Rights Offering), stock issuances, certain debt issuances, and consulting agreements. There were outstanding warrants to acquire 31,848,944 and 49,280,013 shares of common stock outstanding at December 31, 2022 and 2021, respectively. The outstanding warrants at December 31, 2022 and 2021 include 14,445,064 and 30,355,407 warrants, respectively, issued to the Company’s Equity Right Program (“ERP”) participants.
The warrants vest over time or upon the achievement of performance criteria with respect to certain warrants issued in connection with certain service providers and generally expire at various times through 2027. In certain cases, warrants are granted to certain service providers that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a liquidation event or an IPO. As of December 31, 2022, 9,167,372 warrants were unvested. In 2022 and 2021, the fair value of each warrant grant was derived using the Black-Scholes option pricing model. For the years ended December 31, 2022, 2021 and 2020, the Company recorded $0.4 million, $1.9 million and $1.4 million, respectively, of share-based compensation expense related to warrants issued in connection with consulting agreements.
During the years ended December 31, 2022, 2021 and 2020 the Company issued an aggregate 15,110,995, 1,918,763 and 14,962,653 shares, respectively, for warrants exercised.
During the year ended December 31, 2022, the Company raised proceeds of $12.2 million through the exercise of 9,773,912 of previously issued warrants to purchase common stock and issued 5,337,083 shares, comprised of 4,674,647 shares of voting common stock and 662,436 shares of nonvoting common stock, pursuant to cashless exercise of 5,993,549 warrants.
During the year ended December 31, 2021, the Company raised proceeds of $7.2 million through the exercise of 1,900,712 of previously issued warrants to purchase common stock and issued 18,051 shares pursuant to cashless exercise of 60,000 warrants. During 2021, the Company raised $0.2 million through the issuance of 300,000 new warrants to purchase common stock.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
During the year ended December 31, 2020, the Company raised proceeds of $10.2 million through the exercise of 11,168,917 of previously issued warrants to purchase common stock and issued 3,793,736 shares pursuant to cashless exercise of 4,411,648 warrants. During 2020, the Company raised $10.1 million through the issuance of 4,757,365 new warrants to purchase common stock.
The following table summarizes information about warrant activities for the years ended December 31, 2022, 2021 and 2020:
	Common Stock Warrants
	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2019	60,825,704	$2.60
Granted	15,380,349	$4.60
Exercised	(15,580,565)	$0.96
Forfeited	(5,928,337)	$1.60
Expired	(2,328,441)	$5.92
Outstanding at December 31, 2020	52,368,710	$3.63
Granted	2,543,424	$8.59
Exercised	(1,960,712)	$3.83
Forfeited	(488,147)	$3.64
Expired	(3,183,262)	$6.75
Outstanding at December 31, 2021	49,280,013	$3.68
Granted	475,000	$13.00
Exercised	(15,767,461)	$1.21
Forfeited	(1,311,948)	$3.75
Expired	(826,660)	$6.08
Outstanding at December 31, 2022	31,848,944	$4.99
Additional information regarding warrants outstanding as of December 31, 2022 and 2021 is as follows:
	Warrants to Purchase Common Stock
	Weighted Average Exercise Price	Expiration Date	Number of Warrants Outstanding
Issued with debt	$6.66	Jan 2023 – Jul 2026	1,844,675
Issued to employees, directors and service providers	$7.94	Jan 2023 – Sep 2027	7,109,148
Issued with common stock	$6.35	Feb 2023 – Apr 2026	3,692,692
Purchase of warrants	$7.25	Oct 2025 – Dec 2025	4,757,365
Issued to Strategic Investors under ERPs	$2.24	Jun 2024 – Sep 2027	14,445,064
Outstanding at December 31, 2022			31,848,944

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
	Warrants to Purchase Common Stock
	Weighted Average Exercise Price	Expiration Date	Number of Warrants Outstanding
Issued with debt	$6.59	Sep 2022 – Jul 2026	2,121,335
Issued to employees, directors and service providers	$7.44	Jan 2022 – Feb 2029	7,923,214
Issued with common stock	$6.32	Mar 2022 – Apr 2026	4,122,692
Purchase of warrants	$7.25	Oct 2025 – Dec 2025	4,757,365
Issued to Strategic Investors under ERPs	$1.59	Jan 2022 – Sep 2027	30,355,407
Outstanding at December 31, 2021			49,280,013
Equity Rights Programs (“ERPs”)
The Company launched its first ERP, ERP I in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company’s customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company’s services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Company’s exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.
The shares of common stock and warrants issued under ERP I and II are classified as liability instruments and the shares of common stock and warrants issued under ERP III, IV and V are classified as equity instruments on the Company’s consolidated balance sheets. The ERP Awards are determined by the Company to be consideration payable to a customer and recorded as cost of revenues on the Company’s consolidated statements of operations, based on the grant date fair value of the awards.
Equity Rights Offering I (ERP I) — On September 27, 2013, the Company authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange. Each A-Unit consisted of (i) 101,695 shares of common stock of the Company, par value $0.001 per share for a purchase price of $5.00 per share and (ii) Warrants (the “A-Warrants”) to purchase up to 2,182,639 shares of common stock. Each B-Unit consisted of common stock purchase warrants (the “B-Warrants”) to purchase 1,713,251 shares of common stock.
Ten percent or 218,264 A-Warrants vested upon closing of the offering. The remaining 1,964,375 A-Warrants and all of B-Warrants vested over a 22.5 month period provided that ERP participants met the specific performance criteria, which required the participant to trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX Option Exchange on a daily basis over a specified number of months. Both A-Warrants and B-Warrants have an exercise period, which commenced upon vesting and expired on August 31, 2020. In August 2020, all outstanding A-Warrants and B-Warrants were exercised.
Equity Rights Offering II (ERP II) — On January 30, 2015, the Company entered into a second equity rights offering with seven participants to acquire 18 D-Units for a total prepaid fee of $4.5 million. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Company and the term of the offering was for the 29-month period commencing February 1, 2015 and ending June 30, 2017. The basic terms of ERP II were similar to those of ERP I. The ERP II warrants expire on the earlier of (i) January 31, 2022 or (ii) the two year anniversary of an initial public offering of the Company’s common stock where the offering price, net of underwriting discounts and commissions, exceed $250.0 million (“Qualified Public Offering”) or (iii) a merger or sale of the Company.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
In January 2022, all 13,767,691 outstanding D-warrants were exercised before the January 31, 2022 expiration date. A total of 8,056,392 D-warrants were exercised for total cash proceeds for $6.7 million and the remaining 5,711,299 warrants were cashless exercised for 5,223,923 shares.
Warrants on Puttable Shares and Puttable common stock from exercise of warrants:
The Company recorded the warrants issued to ERP I and II participants and the underlying puttable common stock issued upon exercise as a liability. ERP I and II participants have put rights to require the Company to purchase a certain percentage of the shares held on the put vesting date in cash at a price per share equal to a fixed percentage of the fair market value of the Company’s common stock. Eligible participants can exercise the put rights during the 90 day period commencing on the initial put vesting date and each anniversary thereof (each, an annual (“Put Period”). Put rights terminate upon the sale, transfer or other disposition of puttable common shares held by an ERP participant or the consummation of an initial public offering of the Company’s common stock where the offering proceeds, net of underwriting discounts and commissions, exceeds $250 million.
The Company recorded a liability $156.1 million relating to the warrants outstanding with puttable shares representing the fair value of the warrants liability at December 31, 2021. All outstanding warrants had an expiration date of January 31, 2022 and the warrants were exercised in January 2022 before the expiration date. The liability associated with the warrants on puttable shares is based on the estimated fair value of the warrants and is subject to remeasurement at each balance sheet date, with any change in the fair value recognized as a component of non-operating income (expense) in the consolidated statement of operations. The Company determined the initial and subsequent fair value measurements of the warrant liability using a Black-Scholes valuation model. There were no outstanding warrants as of December 31, 2022.
In the event that vested warrants are exercised and converted into puttable common stock, the Company reflects the fair value of these shares in puttable common stock and other non-current liabilities on the consolidated balance sheets. The Company measures the puttable common stock from exercise of warrants at fair value. The fair value of the puttable common stock is determined based on the estimated fair value of the Company’s common stock, see Note 14 — Fair Value Measurement for details regarding the Company’s common stock valuation. Puttable common stock is remeasured at each reporting period until settlement or when the redemption feature is eliminated and the change in fair value is recorded as non-operating income (expense) within the consolidated statements of operations. The fair value of the puttable common stock from exercise of warrants outstanding was $227.8 million and $146.7 million at December 31, 2022 and 2021, respectively.
The put closing date for a put right exercise is no later than 120 days following the Company’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, the Company, in its discretion, may elect to fund the put price in installments: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall be paid in equal payments on each of the two succeeding calendar year anniversaries of the put closing date. The Company may at its option, elect to defer payment of such payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
The holders have the ability to rescind their election to put the shares to the Company any time prior to settlement, at which time the holder receives cash and simultaneously transfers the common shares back to the Company. Until settlement, the puttable common stock is considered legally outstanding. The holders have the ability to put the shares at a later date after rescinding the previously elected put option. Therefore, the Company defines the settlement date as the date in which the holder exchanges their puttable common stock for cash.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
During 2020, the Company received a put notice from an ERP I participant to redeem 1,969,683 shares of common stock, representing 90% of the warrants vested, in exchange for a $14.2 million cash payment. The Company elected to defer payment and paid one-third of the put obligation on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of the put closing date. During 2021, the Company received a put notice from the same ERP I participant to redeem the remaining 10% of the shares of the common stock amounting to 218,854 shares for a cash payment of $1.9 million. The Company elected to defer the payment over three years, with the first payment of $0.6 million paid in February 2022 and the remaining $1.1 million due on the two succeeding calendar year anniversaries of the put closing date. The Company recognizes the put obligation liability at the greater of put price or current fair value of the puttable common stock as the put right is rescindable at any time prior to settlement date.
The amount to be paid on the succeeding calendar year anniversaries, totaling $5.9 million at December 31, 2022 is included in the puttable common stock from exercise of warrants account within the puttable common stock and other non-current liabilities on the consolidated balance sheet. The change in the fair value of the common stock that the holder has elected to put to the Company is reflected as non-operating expense (income) within the consolidated statement of operations until the shares are repurchased by the Company. In February 2022, the same ERP I participant withdrew the 2020 put exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022, leaving the final $4.7 million installment payment due on February 25, 2023 as well as the final two payments of $0.6 million each for the 2021 put exercise in February 2023 and 2024.
In 2022, an ERP I participant sold 802,463 shares of puttable common stock to a non-ERP participant. Under of the terms of the ERP I, any sale, transfer or other disposition of the puttable common stock to non-ERP participants will extinguish the put right associated with the underlying shares. As a result of this sale, the shares were no longer puttable to the Company and therefore the fair value of the puttable common stock on the date of the sale of $10.4 million was reclassified from non-current liabilities to additional paid-in capital in the consolidated balance sheet as of December 31, 2022. In addition, the outstanding two payments of $0.6 million for the 2021 put exercise which was due in February 2023 and 2024, were no longer payable as of December 31, 2022.
The terms of ERP III, IV and V are similar to ERP I and II, except the shares do not have any put rights and therefore the ERP III, IV and V awards are equity classified.
Equity Rights Offering III (ERP III) — On June 30, 2017, the Company entered into a third equity rights offering with eight participants to acquire 20 H-Units for a total prepaid fee of $10.0 million. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Company and required a prepaid fee of $0.5 million. The term of the offering was a 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with the respect to warrant exercise periods, but do not contain a put right. ERP III warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) June 30, 2024, or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company. The warrant vesting period ended on December 31, 2020 and no warrant expense was recognized thereafter.
Equity Rights Offering IV (ERP IV) — On April 30, 2018, the Company entered into a fourth equity rights offering with 10 participants to acquire 25 J-Units for a total prepaid fee of $6.3 million. Each J-Unit consists of warrants to purchase 416,344 shares of common stock of the Company and required a prepaid fee of $250,000. The term of the offering is a 32 month period commencing May 1, 2018 and ending December 31, 2020. The basic terms of the fourth offering are similar to the first two offerings with the respect to warrant exercise periods, but like ERP III do not contain a put right. ERP IV warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) April 30, 2025 or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company. The warrant vesting period ended on December 31, 2020 and no warrant expense was recognized thereafter.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Equity Rights Offering V (ERP V) — On September 11, 2020, the Company closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42 month period provided that the participant met the specific performance criteria, which required the participants trade an agreed-upon number of equities contracts, subject to certain exceptions, on MIAX Pearl on a daily basis over a specified number of months. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the L-Unit participant. The warrants expire earliest from (i) September 11, 2027, (ii) or the two year anniversary of a Qualified Public Offering, (iii) or a merger or sale of the Company. Upon closing, the Company collected $22 million of prepaid fees from participating member firms. The Company amortized $4.0 million, $7.3 million and $10.7 million of the prepaid fees during the years ended December 31, 2022, 2021 and 2020, respectively. There is no remaining unamortized balance of as of December 31, 2022.
The Company recognized warrant expense of $3.0 million and $2.7 million for the years ended December 31, 2022 and 2021, respectively, representing the fair market value associated with vested warrants. These expenses are included in cost of revenues in the consolidated statement of operations. There were no warrant expenses in 2020 as the vesting period for the warrants commenced in 2021.
The outstanding warrants for each ERP series as of December 21, 2022 and 2021 are as follows:
	December 31, 2022	December 31, 2021
ERP I	—	—
ERP II	—	13,767,691
ERP III	3,113,411	3,289,922
ERP IV	3,221,853	4,160,355
ERP V	8,109,800	9,137,439
Total	14,445,064	30,355,407
Minimum Capital Requirements
The Company’s subsidiary, Dorman Trading, as a futures commission merchant is subject to Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). In addition, Dorman Trading is subject to minimum capital requirements of the CME Group, Inc. The Company is required to maintain “net capital” equivalent to the greater of $1,000,000 or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the non-customer risk maintenance margin requirement, as these terms are defined.
At December 31, 2022, Dorman Trading had adjusted net capital of $15,886,164. Under Regulation 1.17, Dorman Trading had a net capital requirements of $1,981,973. Additionally, Dorman Trading is required to maintain a net capital of $5,000,000 as per the capital requirements of the CME Group, Inc. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.
17.
SHARE-BASED COMPENSATION

In accordance with the Company’s stock incentive plans, the Company may grant stock option awards to employees, consultants and non-employee members of the Company’s Board of Directors. The Company may grant restricted stock awards to employees, consultants and non-employee members of the Company’s Board of Directors.
On May 16, 2022, the Company adopted the 2022 Equity Incentive Plan (“2022 Plan”) whereby the Company may grant up to 20,000,000 shares of common stock for the Company’s non-voting common stock. Commencing on the first day of each fiscal year beginning January 1, 2023 and ending January 1, 2032,

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
the available shares under the 2022 Plan are to be increased by a number of shares of voting common stock of the Company equal to the lesser of (a) 5% of the aggregate number of shares outstanding on the final day of the immediately preceding fiscal year and (b) such smaller number of shares as determined by a committee as defined in the 2022 Plan. In addition to the 2022 Plan, the Company has outstanding stock awards granted pursuant to the 2021 Stock Option and Incentive Plan for Employees and Consultants (“2021 Plan”) which was effective January 26, 2021, the 2013 Director Stock Incentive Plan and the 2013 Employee Stock Incentive Plan (together, the “2013 Plans”), which were both effective November 15, 2013 and the 2008 Director Stock Incentive Plan and the 2008 Employee and Consultant Stock Incentive Plan (“2008 Plans”). During the year ended December 31, 2022, the Company terminated the 2021 Plan and the 2013 Plans, the 2008 Plans was terminated on May 26, 2018. The number of shares issuable in accordance with the Company’s various Employee and Director Stock Incentive Plans at December 31, 2022 and at December 31, 2021 were 51,123,914, and 49,493,562 shares, respectively.
Valuation Assumptions
Share-based compensation payments related to stock options are recognized in the consolidated financial statements based on the grant date fair value using the Black-Scholes option pricing model. Share-based compensation expense is recognized over the related service or vesting period, net of actual forfeitures. The following assumptions were used by the Company for determining the fair value of awards granted:
	December 31,
	2022	2021	2020
Weighted-average expected term (years)	5.0 – 6.0	5.0 – 6.0	5.0 – 6.21
Volatility (range)	24.9% – 26.9%	21.9% – 22.5%	18.7% – 22.0%
Risk-free interest rate (range)	1.9% – 4.3%	0.6% – 1.4%	0.3% – 1.4%
Dividend yield	0.00%	0.00%	0.00%
Stock options
The Company granted options to purchase shares of preferred stock and non-voting common stock under the Company’s stock incentive plan. There were options to acquire 44,429,708 shares (consisting of 2,241,833 shares of preferred stock and 42,187,875 shares of non-voting common stock) and 43,289,640 shares (consisting of 3,041,835 shares of preferred stock and 40,247,805 shares of non-voting common stock) outstanding at December 31, 2022 and 2021, respectively. The options are exercisable at prices that range from $5.00 to $13.00 per share. The options generally vest over a period of up to five years and expire after ten years.
The options to purchase shares of preferred stock were granted to directors, employees and consultants under the 2008 Plans which were terminated on May 26, 2018. Share-based compensation expense related to the options for preferred stock was immaterial in 2021 and 2020 and had been fully recognized as of December 31, 2021.
The weighted-average grant-date fair value of options granted during the years 2022, 2021 and 2020 was $3.26, $1.94 and $1.70, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $5.6 million, $0.6 million and $0.5 million, respectively.
Share-based compensation expense is included in compensation and benefits expense in the consolidated statements of operations. The following table summarizes information about the stock option activity for the years ended December 31, 2022, 2021 and 2020 (recognized and unrecognized share-based compensation expense, in thousands):

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
	December 31,
	2022	2021	2020
Share-based compensation expense recognized	$11,151	$11,060	$9,702
Share-based compensation expense unrecognized	$11,670	$15,402	$13,830
Weighted average period of unrecognized share-based compensation cost	1.74 years	2.09 years	2.30 years
Due to the full valuation allowance provided on its net deferred tax assets, the Company had not recorded any tax benefit attributable to stock-based awards for the years ended December 31, 2022, 2021 and 2020.
The following table summarizes information about the stock option activity during the years ended December 31, 2022, 2021 and 2020 (aggregate intrinsic value, in thousands):
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	35,727,320	$5.70
Granted	7,137,128	$7.26
Exercised	(233,333)	$5.19
Forfeited	(2,210,000)	$5.25
Outstanding at December 31, 2020	40,421,115	$6.00	5.81	$83,578
Exercisable at December 31, 2020	30,723,721	$5.76	4.80	$70,835
Granted	7,174,152	$7.91
Exercised	(196,100)	$5.02
Forfeited	(4,109,527)	$5.75
Outstanding at December 31, 2021	43,289,640	$6.35	5.81	$283,223
Exercisable at December 31, 2021	33,348,212	$5.99	4.85	$229,970
Granted	2,374,070	$12.89
Exercised	(922,419)	$5.50
Forfeited	(311,583)	$7.35
Outstanding at December 31, 2022	44,429,708	$6.71	5.01	$149,713
Exercisable at December 31, 2022	37,574,885	$6.27	4.51	$138,860

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Additional information regarding stock options outstanding as of December 31, 2022 is as follows (aggregate intrinsic value, in thousands):
	Stock Options Outstanding				Stock Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$5.00	6,000,000	0.89	$5.00	$29,520	6,000,000	$5.00	$29,520
$6.00	23,425,026	4.18	$6.00	91,826	23,425,026	$6.00	91,826
$6.75	400,000	7.18	$6.75	1,268	316,667	$6.75	1,004
$7.00	1,543,378	7.50	$7.00	4,507	1,523,380	$7.00	4,448
$7.50	20,000	8.25	$7.50	48	6,667	$7.50	16
$7.61	5,740,750	7.97	$7.61	13,261	3,130,246	$7.61	7,231
$7.75	440,000	8.31	$7.75	955	146,668	$7.75	318
$8.07	4,398,484	8.60	$8.07	8,137	2,396,325	$8.07	4,433
$8.17	109,000	8.90	$8.17	191	36,336	$8.17	64
$12.35	190,000	9.75	$12.35	NA	—	$12.35	—
$12.89	1,223,250	9.21	$12.89	NA	18,750	$12.89	NA
$12.99	574,820	9.48	$12.99	NA	574,820	$12.99	NA
$13.00	365,000	9.80	$13.00	NA	—	$13.00	—
	44,429,708	5.01	$6.71	$149,713	37,574,885	$6.27	$138,860
Additional information regarding stock options outstanding as of December 31, 2021 is as follows (aggregate intrinsic value, in thousands):
	Stock Options Outstanding				Stock Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$5.00	6,502,917	1.76	$5.00	$51,308	6,502,917	$5.00	$51,308
$6.00	23,952,111	5.13	$6.00	165,030	22,629,043	$6.00	155,914
$6.75	400,000	8.18	$6.75	2,456	183,334	$6.75	1,126
$7.00	1,543,378	8.50	$7.00	9,090	1,503,379	$7.00	8,855
$7.50	20,000	9.25	$7.50	108	—	$7.50	—
$7.61	5,877,750	8.97	$7.61	31,035	1,249,305	$7.61	6,596
$7.75	440,000	9.31	$7.75	2,262	—	$7.75	—
$8.07	4,423,484	9.60	$8.07	21,321	1,280,234	$8.07	6,171
$8.17	130,000	9.90	$8.17	614	—	$8.17	—
	43,289,640	5.81	$6.35	$283,224	33,348,212	$5.99	$229,970

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
Restricted Stock
The Company granted 436,612 shares of restricted non-voting common stock and 269,106 shares of voting common stock during the year ended December 31, 2022 to certain Company executives and other employees. In 2021 and 2020, the Company granted 1,690,928 and 509,627 shares of restricted non-voting common stock, respectively. The Company grants restricted stock awards that vest upon the satisfaction of both time-based service and performance-based conditions. In certain cases, restricted stock is granted to certain employees that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a deemed liquidation event or an IPO. As of December 31, 2022 and 2021, no share-based compensation expense had been recognized for such awards with a performance condition based on the occurrence of a qualifying event.
The total fair value of restricted stock that vested during 2022 was $3.4 million. Total compensation expense related to the shares granted was $7.9 million, $3.5 million and $1.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in employee compensation and benefits costs on the consolidated statements of operations. Share-based compensation expense related to the restricted stock awards is measured on the grant date fair value of the Company’s common stock (see Note 14 — Fair Value Measurement for details regarding the Company’s common stock valuation). As of December 31, 2022, there was $28.8 million of unrecognized compensation cost. Of this amount, $15.8 million relates to awards for which the time-based vesting condition is not fully satisfied, the weighted average period of unrecognized share-based compensation cost is 1.54 years. Unrecognized share-based compensation of $13.0 million relates to awards for which performance-based vesting condition had not yet been satisfied.
The following table summarizes information about the unvested restricted stock activities during the years ended December 31, 2022, 2021 and 2020:
	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2019	3,370,000	$7.69
Awarded	509,627	$7.55
Outstanding at December 31, 2020	3,879,627	$7.67
Awarded	1,690,928	$8.16
Forfeited	(8,300)	$8.17
Outstanding at December 31, 2021	5,562,255	$7.82
Awarded	705,718	$12.30
Vested	(325,000)	$5.80
Forfeited	(28,572)	$6.41
Outstanding at December 31, 2022	5,914,401	$8.47

18.
SEGMENT REPORTING

The Company reports its results of operations through the following three business segments — Options, Equities and Futures. The following is a brief description of the primary business activities of the Company’s three reportable operating segments:
Options — The Options segment includes listed options on the stocks of individual corporations (“equity options”) and options on exchange-traded products (“ETPs”), such as exchange-traded funds (“ETFs”), which are “multi-listed” options and listed on a non-exclusive basis. These options trade on MIAX, MIAX Pearl, and MIAX Emerald, all U.S. national security exchanges. MIAX also offers options on

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
market indices (“index options”). The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, index licensing, and access services.
Equities — The Equities segment includes listed US equities and ETP transaction services that occur on MIAX Pearl as well as BSX, which is primarily focused on listing of securities products. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data, routing services, and access services.
Futures — The Futures segment includes transaction services provided by MGEX, and Dorman Trading, which includes offerings for trading and clearing of futures products, the licensing of proprietary market data, as well as access services.
Corporate and Other — Corporate and Other includes certain other business ventures, corporate costs and operations including intersegment elimination as such items are not used to evaluate the operating performance of the above segments.
An operating segment is generally defined as a component of business for which discreet financial information is available and whose results are reviewed by the chief operating decision-maker. Operating segments are aggregated into reportable segments if certain criteria are met. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the segments net revenues and operating income. Revenues and cost of revenues is recorded specifically in the segment in which they are earned or to which they relate. The Company directly allocates expenses to the operating segments when reasonably possible to do so.
The Company’s chief operating decision maker does not review segment level assets or statements of operations below operating income (loss) by segments; therefore, such information is not presented below. The following table presents certain selected financial information for the Company’s reportable operating segments and Corporate and Other (in thousands):
	Year Ended December 31, 2022
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenues	$658,122	$113,731	$25,514	$552	$797,919
Less: Cost of revenues	471,622	116,845	13,817	—	602,284
Revenues less cost of revenues	186,500	(3,114)	11,697	552	195,635
Operating expenses(1)	85,302	33,348	29,494	42,147	190,291
Operating income (loss)	$101,198	$(36,462)	$(17,797)	$(41,595)	$5,344
	Year Ended December 31, 2021
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenues	$690,288	$45,223	$14,899	$1,133	$751,543
Less: Cost of revenues	523,740	41,921	4,540	—	570,201
Revenues less cost of revenues	166,548	3,302	10,359	1,133	181,342
Operating expenses(1)	75,439	27,515	22,237	32,427	157,618
Operating income (loss)	$91,109	$(24,213)	$(11,878)	$(31,294)	$23,724

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
	Year Ended December 31, 2020
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenues	$446,181	$4,871	$704	$608	$452,364
Cost of revenues	337,321	1,241	—	—	338,562
Revenue less cost of revenues	108,860	3,630	704	608	113,802
Operating expenses(1)	62,565	23,904	5,845	25,685	117,999
Operating income (loss)	$46,295	$(20,274)	$(5,141)	$(25,077)	$(4,197)

(1)
Depreciation and amortization expense amounted to $9.3 million, $6.9 million and $1.0 million for the Options, Equities and Futures segments, respectively and $3.1 million for Corporate and Other for the year ended December 31, 2022. Depreciation and amortization expense amounted to $10.1 million, $6.3 million and $0.6 million for the Options, Equities and Futures segments, respectively and $3.5 million for Corporate and Other for the year ended December 31, 2021. For the year ended December 31, 2020, the depreciation and amortization expense was $11.3 million, $4.1 million and $0.3 million for the Options, Equities and Futures segments, respectively and $1.6 million for Corporate and Other.

For the years ended December 31, 2022, 2021 and 2020, respectively, operating expenses allocated to Corporate and Other include $13.2 million, $10.4 million, and $7.2 million of compensation and benefits, $14.2 million, $11.2 million, and $7.7 million of professional fees and outside services, and $9.2 million, $7.3 million, and $2.3 million of general, administrative, and other expenses. Additionally, $2.4 million and $7.0 million of acquisition-related costs are included in Corporate and Other for the years ended December 31, 2022 and 2020, respectively, there were no acquisition-related costs in 2021.
19.
INCOME TAXES

Income tax expenses (benefit) for the years ended December 31, 2022, 2021 and 2020 consists of the following (in thousands):
	Year Ended December 31,
	2022	2021	2020
Current:
Federal	$—	$—	$—
State	(32)	2,574	140
Total current	(32)	2,574	140
Deferred:
Federal	(4,077)	89	(11,543)
State	(3,110)	321	(1,417)
Total deferred	(7,187)	410	(12,960)
Total income tax expense (benefit)	$(7,219)	$2,984	$(12,820)

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2022, 2021 and 2020 is as follows:
	Year Ended December 31,
	2022	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	(12.5)%	(2.6)%	2.2%
Non-deductible ERP expense	(32.8)%	(13.5)%	(2.4)%
Return to provision adjustments	—	(0.1)%	2.9%
ERP warrant exercises	23.5%	—	—
Change in valuation allowance	(19.8)%	(8.6)%	7.4%
Other	6.2%	0.5%	(2.5)%
Effective income tax rate	(14.4)%	(3.3)%	28.6%
The components of deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows (in thousands):
	Year Ended December 31,
	2022	2021
Federal and state net operating losses	$69,172	$44,048
Accrued expenses	6,045	4,149
Interest carryforward	12,063	8,266
Unexercised ERP warrants	11,586	60,352
Stock based compensation	28,890	29,289
R&D credits	3,016	3,016
Depreciation and amortization	10,087	11,016
Lease liability	3,751	—
R&E capitalized expenses	3,896	—
Other	1,414	433
Gross deferred tax assets	149,920	160,569
Valuation allowance	(122,823)	(139,268)
Net deferred tax assets	27,097	21,301
Outside basis — intangibles	(27,817)	(24,799)
Internally developed software	(4,630)	(6,586)
Right of use asset	(3,092)	—
Deferred tax liabilities	(35,539)	(31,385)
Net deferred tax liability	$(8,442)	$(10,084)
The Company provides a valuation allowance against deferred tax assets if, based on management’s assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the Company’s assessment at December 31, 2022 and 2021 which was based on historical operating results, the Company recorded a valuation allowance of $122.8 million and $139.3 million, respectively.
At December 31, 2022, the Company had Federal net operating loss carryforwards of $265.8 million. Federal net operating losses in the amount of $85.7 million incurred for years ending on or before

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
December 31, 2018 have a twenty year carryforward period. Those losses are set to expire between 2033 and 2037. Losses in the amount of $180.0 million incurred in years beginning on or after January 1, 2018 do not have an expiration period. While these losses will have an unlimited carryforward period, they will only be permitted to offset 80% of current taxable income. This limitation was temporarily waived by the CARES Act for tax years ending December 31, 2021 and 2020, however the Company incurred losses in both of these periods and the waiver was not applicable.
At December 31, 2021, the Company had Federal net operating loss carryforwards of $176.9 million. Federal net operating losses in the amount of $84.2 million incurred for years ending on or before December 31, 2017 have a twenty year carryforward period. Those losses are set to expire between 2033 and 2037. Losses in the amount of $92.7 million incurred in years beginning on or after January 1, 2018 do not have an expiration period. While these losses will have an unlimited carryforward period, they will only be permitted to offset 80% of current taxable income. This limitation was temporarily waived by the CARES Act for tax years ending December 31, 2020 and 2019, however the Company incurred losses in both of these periods and the waiver was not applicable.
At December 31, 2022 and 2021, the Company had state net operating loss carryforwards of $195.2 million and $93.8 million, respectively. State net operating losses in the amount of $3.1 million can be carried forward indefinitely. The remaining $192.2 million will begin expiring in 2033.
In late 2019, the Company acquired a controlling interest in a foreign corporation. A portion of the foreign earnings of this corporation may be subject to a new class of taxable income created by the Tax Cuts and Jobs Act that was signed into law December 31, 2017. This new taxable income class is called global intangible low-taxed income (“GILTI”) that may be subject to tax in the U.S. when it exceeds a certain investment threshold.
The Company has determined that that there is no liability needed for uncertain tax positions. The Company’s policy is to record interest and penalties in interest expense, which for 2022, 2021 and 2020 was $0. Currently the federal income tax return for the year ended December 31, 2017 is under IRS audit. As of December 31, 2022, the IRS has not advised the Company of any proposed changes.
The jurisdictions that are subject to examination as of December 31, 2022 are as follows:
Jurisdiction	Years Open
Federal	2017-2021
California	2018-2021
Florida	2019-2021
Illinois	2019-2021
Minnesota	2018-2021
New Jersey	2018-2021
New York	2019-2021

20.
RELATED PARTY TRANSACTIONS

Loan transactions
During 2021, the Company issued convertible promissory notes to certain related parties amounting to $48.1 million at an interest rate of 10% per annum with a maturity date three years from date of issuance (see Note 10 — Debt Obligations). The notes along with all accrued but unpaid interest is convertible at the option of the lender into shares of common stock of the Company at a conversion price of $9.00 per share until the maturity date of such notes. In December 2020, the Company had issued convertible promissory notes to a shareholder of the Company in the principal amount of $5.0 million, at an interest

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
rate of 9.5% per annum. In consideration for making such loan, the Company agreed to extend the expiration dates until December 31, 2023 for an aggregate total of 3,615,693 warrants to purchase Company common stock previously issued. The outstanding principal was $53.1 million at December 31, 2022 and 2021. The outstanding interest was $2.5 million and $2.1 million at December 31, 2022 and 2021, respectively.
Financial consulting, placement and professional fees
The Company enters into agreements with companies affiliated with certain shareholders, directors, and executive officers of the Company, to provide consulting services to the Company in exchange for compensation. During the years ended December 31, 2022, 2021 and 2020 the Company paid $1.8 million, $3.8 million and $2.1 million, respectively for certain consulting services. During 2021, the Company issued 950,000 warrants to purchase stock to related parties or their affiliates primarily for private placement services of equity, equity-linked or debt securities. Affiliates of a principal shareholder purchased 771,010 shares of common stock for an aggregate amount of $5.8 million and 99,999 warrants to purchase common stock at an exercise price of $7.50. There were no purchases of common stock or warrants to purchase common stock by related parties during the year ended December 31, 2022.
21.
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except share and per share data):
	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$57,325	$(93,560)	$(32,068)
Net loss attributable to non-controlling interest	(228)	(151)	(181)
Net income (loss) attributable to Miami International Holdings, Inc.	$57,553	$(93,409)	$(31,887)
Weighted-average shares of common stock outstanding
Basic	109,421,088	94,251,540	72,359,208
Diluted	150,334,734	94,251,540	72,359,208
Net income (loss) per share attributable to common stock
Basic	$0.53	$(0.99)	$(0.44)
Diluted	$0.38	$(0.99)	$(0.44)
The potentially dilutive shares of common stock that have been excluded from the calculation of earnings (loss) per share as they are anti-dilutive are as follows:
	Year Ended December 31,
	2022	2021	2020
Outstanding stock options	3,630,861	43,289,640	40,421,115
Warrants to purchase shares of common stock	210,657	49,280,013	52,368,710
Convertible preferred stock	1,477,405	—	—
Debt convertible into shares of common stock	7,183,280	7,841,987	1,414,785
Unvested restricted stock awards	2,082,255	5,562,255	3,879,627
Total potentially diluted shares of common stock	14,584,458	105,973,895	98,084,237

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
22.
LEASES

The Company has operating leases related to office space and data centers under non-cancellable operating leases that expire at various times through December 2027, some of which include options to renew or extend the lease for an additional 10 years. As of December 31, 2022, there are no leases with residual value guarantees or leases not yet commenced to which the Company is committed. The Company combines the lease and non-lease components of lease payments in determining right of use assets and related lease liabilities.
Leases with an initial term of twelve-months or less that do not include an option to purchase the underlying asset are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term. The lease expenses related to the short term leases was not material for the year ended December 31, 2022. Lease expense related to office space amounted to $3.8 million for the year ended December 31, 2022 and are recorded within occupancy costs in the consolidated statement of operations. Lease expense related to the data center amounted to $5.8 million for the year ended December 31, 2022 and are recorded within information technology and communication costs in the consolidated statement of operations.
The components of operating lease cost for the year ended December 31, 2022 were as follows (in thousands):
Operating lease cost:
Fixed lease cost	$5,335
Short-term lease cost	50
Variable lease cost	4,123
Total operating lease cost	$9,508
Supplemental cash flow information related to the operating leases for the year ended December 31, 2022 is as follows (in thousands):
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,326
The following table presents the supplemental balance sheet information related to operating leases for the year ended December 31, 2022 (in thousands):
Operating lease right of use assets	$11,294
Total right of use asset	$11,294
Current portion of operating lease liability	$4,271
Non-current operating lease liabilities	9,257
Total leased liabilities	$13,528
The Company records the operating lease right of use assets within other assets, net, the current portion of the operating lease liability within accounts payable and other liabilities and the non-current operating lease liabilities within puttable common stock and other non-current liabilities in the consolidated balance sheet.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020
The Company uses its incremental borrowing rate as the discount rate, which is based on the implied cost of debt. The undiscounted cash flow for future maturities of the Company’s lease liabilities as of December 31, 2022 are as follows (in thousands):
	Operating Lease	Finance Lease
2023	$6,093	$143
2024	4,720	98
2025	4,379	76
2026	1,304	35
2027	573	—
Total lease payments	17,069	352
Less: imputed interest	(3,541)	(21)
Total lease liabilities	13,528	331
Less: current lease liabilities	(4,271)	(137)
Total non-current lease liabilities	$9,257	$194
Weighted average remaining lease term (years)	3.18	2.94
Weighted average discount rate	15.2%	3.8%
Company as a lessor
The Company leases office space obtained as part of the acquisition of MGEX. MGEX is a commodities and futures exchange based in Minneapolis, Minnesota. The Company has classified the lease relationship as an operating lease.
The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date (in thousands):
2023	$1,205
2024	768
2025	658
2026	648
2027	179
Thereafter	40
Total lease receivable	$3,498

23.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
2022 Equity Incentive Plan
Pursuant to the terms of the 2022 Equity Incentive Plan (“2022 Plan”), the shares available under the 2022 Plan was updated to reflect the additional shares available for issuance effective January 1, 2023 equal to 5% of the 110,413,332 shares of common stock outstanding as of December 31, 2022, or 5,520,666, for a new total of 25,520,666 shares.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (unaudited)
(dollars in thousands, except share amounts)
	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$97,797	$126,449
Cash and securities segregated under federal and other regulations	35,528	19,528
Accounts receivable, net	76,104	60,063
Restricted cash	10,560	7,060
Clearing house performance bonds and guarantee funds	88,293	153,057
Receivables from broker-dealers, futures commission merchants, and clearing organizations (including $0 at fair value at March 31, 2023 and $9,935 at December 31, 2022)	115,267	97,461
Other current assets	18,588	15,113
Total current assets	442,137	478,731
Investments	16,627	16,627
Fixed assets, net	44,630	37,720
Internally developed software, net	26,205	25,063
Goodwill	44,299	44,299
Other intangible assets, net	97,090	97,216
Other assets, net	61,671	55,717
Total assets	$732,659	$755,373
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and other liabilities	$90,339	$79,667
Accrued compensation payable	8,446	22,058
Current portion of long-term debt	32,000	32,000
Deferred transaction revenues	1,159	1,155
Clearing house performance bonds and guarantee funds	87,543	152,307
Payables to customers	138,060	105,256
Payables to clearing organizations	—	869
Total current liabilities	357,547	393,312
Long-term debt	115,952	115,505
Deferred income taxes	8,946	8,442
Puttable common stock and other non-current liabilities	246,348	238,221
Total liabilities	728,793	755,480
Commitments and contingencies (Note 15)	—	—
Stockholders’ Equity:
Convertible preferred stock – par value $0.001 (25,000,000 authorized, 1,477,405 issued and outstanding at March 31, 2023 and December 31, 2022)	2	2
Common stock – voting and nonvoting, par value $0.001 (600,000,000 authorized (400,000,000 voting, 200,000,000 nonvoting); 96,175,702 issued and outstanding non-puttable common stock at March 31, 2023 (88,554,066 voting, 7,621,636 nonvoting) and 95,209,954 issued and outstanding at December 31, 2021 (87,638,733 voting, 7,571,221 nonvoting)	96	95
Additional paid-in capital	653,978	647,781
Accumulated deficit	(649,740)	(647,606)
Total Miami International Holdings, Inc.stockholders’ equity	4,336	272
Non-controlling interest in consolidated subsidiaries	(470)	(379)
Total stockholders’ equity (deficit)	3,866	(107)
Total liabilities and stockholders’ equity/deficit	$732,659	$755,373
See accompanying notes to condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (unaudited)
(dollars in thousands, except share and per share amounts)
	Three Months Ended March 31,
	2023	2022
Revenues:
Transaction and clearing fees	$235,921	$181,300
Access fees	21,838	15,131
Market data fees	8,000	7,635
Other revenue	3,879	1,551
Total revenues	269,638	205,617
Cost of revenues:
Liquidity payments	186,132	151,115
Brokerage, clearing, and exchange fees	13,656	1,304
Section 31 fees	9,152	4,119
Equity rights program	693	747
Other cost of revenues	634	—
Total cost of revenues	210,267	157,285
Revenues less cost of revenues	59,371	48,332
Operating expenses:
Compensation and benefits	23,868	20,283
Information technology and communication costs	4,683	3,830
Depreciation and amortization	4,966	5,085
Occupancy costs	1,894	1,721
Professional fees and outside services	10,250	7,035
Marketing and business development	1,362	2,968
General, administrative, and other	3,635	2,827
Total operating expenses	50,658	43,749
Operating income	8,713	4,583
Non-operating (expense) income:
Change in fair value of warrants on puttable shares & puttable common stock	(6,632)	(591)
Interest expense and amortization of debt issuance costs	(4,100)	(5,502)
Other, net	1,105	—
Loss before income tax provision	(914)	(1,510)
Income tax benefit (expense)	(1,311)	824
Net loss	(2,225)	(686)
Net loss attributable to non-controlling interest	(91)	(40)
Net loss attributable to Miami
International Holdings, Inc.	$(2,134)	$(646)
Weighted-average shares of common stock outstanding
Basic	112,636,503	104,847,730
Diluted	112,636,503	104,847,730
Net loss per share attributable to common stock
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)
See accompanying notes to condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
(dollars in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock - Voting and Nonvoting		Additional Paid-in Capital	Accumulated Deficit	Total MIH Stockholders’ (Deficit)	Non- controlling interests	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	822,100	$1	89,448,831	$89	$591,677	$(705,159)	$(113,392)	$(151)	$(113,543)
Issuance of common stock – warrant exercises	—	—	897,169	1	779	—	780	—	780
Employee & Director stock transactions	345,834	—	—	—	1,613	—	1,613	—	1,613
Equity rights program	—	—	—	—	747	—	747	—	747
Share based compensation	—	—	421,871	1	4,164	—	4,165	—	4,165
Net loss	—	—	—	—	—	(646)	(646)	(40)	(686)
Balance, March 31, 2022	1,167,934	$1	90,767,871	$91	$598,980	$(705,805)	$(106,733)	$(191)	$(106,924)
	Preferred Stock		Common Stock - Voting and Nonvoting		Additional Paid-in Capital	Accumulated Deficit	Total MIH Stockholders’ Equity	Non- controlling interests	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2022	1,477,405	$2	95,209,954	$95	$647,781	$(647,606)	$272	$(379)	$(107)
Cumulative effect of adopting ASU No. 2016-13	—	—	—	—	—	—	—	—	—
Issuance of common stock – warrant exercises	—	—	142,000	—	877	—	877	—	877
Employee & Director stock transactions	—	—	87,552	—	144	—	144	—	144
Repurchases of common stock from employee stock incentive plans	—	—	(39,606)	—	(393)	—	(393)	—	(393)
Settlement of interest payable in common stock	—	—	9,802	—	88	—	88	—	88
Equity rights program	—	—	—	—	693	—	693	—	693
Share based compensation	—	—	766,000	1	4,788	—	4,789	—	4,789
Net loss	—	—	—	—	—	(2,134)	(2,134)	(91)	(2,225)
Balance, March 31, 2023	1,477,405	$2	96,175,702	$96	$653,978	$(649,740)	$4,336	$(470)	$3,866
See accompanying notes to condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (unaudited)
(dollars in thousands)
	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(2,225)	$(686)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount and issue cost	428	433
Amortization of beneficial conversion	19	33
Settlement of interest payable in common stock	88	—
Depreciation and amortization	4,966	5,085
Share based compensation expense	5,360	4,757
Provision for deferred income taxes	505	(824)
Provision for notes receivable credit losses	1,992	1,116
Change in fair value of warrants on puttable shares and puttable common stock	6,632	591
Unrealized gain on equity securities owned	(1,028)	—
Changes in operating assets and liabilities:
Accounts receivable	(16,041)	(4,166)
Clearing house performance bonds and guarantee funds	(64,764)	66,016
Receivables from broker-dealers, futures commission merchants, and clearing organizations	(17,806)	—
Other current assets	(2,447)	228
Other assets	(4,900)	(4,828)
Accounts payable and other liabilities	10,138	4,221
Accrued compensation payable	(13,612)	(9,515)
Other	(1,053)	5,087
Deferred transaction revenue	4	(2,925)
Payables to customers	32,804	—
Payables to clearing organizations	(869)	—
Net cash provided by (used in) operating activities	(61,809)	64,623
Cash flows from investing activities:
Capital expenditures	(9,900)	(3,543)
Capitalization of internally developed software	(2,799)	(1,918)
Purchases of investments	—	(5,000)
Net cash used in investing activities	(12,699)	(10,461)
Cash flows from financing activities:
Repayments of capital lease obligations	(36)	(940)
Repurchases of common stock from employee stock incentive plans	(393)	—
Proceeds from issuance of common stock, convertible preferred stock, and warrants	1,021	2,393
Net cash provided by financing activities	592	1,453
Increase (decrease) in cash, cash equivalents, segregated cash, and restricted cash	(73,916)	55,615
See accompanying notes to condensed consolidated financial statements.

	Three Months Ended March 31,
	2023	2022
Cash, cash equivalents, segregated cash and restricted cash at beginning of period	306,094	247,744
Cash, cash equivalents, segregated cash, and restricted cash at end of period	$232,178	$303,359
Reconciliation of cash, cash equivalents, segregated cash, and restricted cash:
Cash and cash equivalents	$97,797	$150,499
Cash segregated under federal and other regulations	35,528	—
Restricted cash	10,560	11,583
Restricted cash (clearing house performance bonds and guarantee funds)	88,293	141,277
Total	$232,178	$303,359
Supplemental disclosure of cash transactions:
Cash paid for income taxes	$19	$—
Cash paid for interest	$5,918	$5,508
Supplemental disclosure of non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$3,118	$2,552
Supplemental disclosure of non-cash investing activities:
Assets acquired under capital leases	$—	$100
Non-cash amounts related to capitalized internally developed software	122	155
Total non-cash investing activities	$122	$255
Supplemental disclosure of non-cash financing activities:
Settlement of interest payable in common stock	$88	$—
Total non-cash financing activities	$88	$—

See accompanying notes to condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)

1.
NATURE OF OPERATIONS

Miami International Holdings, Inc. (“MIH” or the “Company”) through its subsidiaries operate diverse markets across options, futures, and cash equities with a portfolio of proprietary products. This includes markets in U.S. options through MIAX Options, MIAX Pearl, and MIAX Emerald; U.S. equities through MIAX Pearl Equities (“MIAX Exchanges”); futures and options on futures through the Minneapolis Grain Exchange (“MGEX”) and Dorman Trading, LLC (“Dorman Trading”); and international listings through the Bermuda Stock Exchange (“BSX”). The MIAX Exchanges are powered by the Company’s in-house built proprietary technology platform. The Company also offers clearing services for futures and options on futures through MGEX Clearing. The Company acquired Dorman Trading a full service Futures Commission Merchant (“FCM”) on October 19, 2022.
The Company is headquartered in Princeton, New Jersey with principal offices in Miami, Minneapolis, Chicago and Hamilton, Bermuda.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and transactions of Miami International Holdings, Inc. and its majority owned subsidiaries. These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year end December 31, 2022.
In preparing the condensed consolidated financial statements, all significant intercompany accounts and transactions have been eliminated. The accompanying unaudited condensed consolidated financial statements reflect all adjustments that are, in the Company’s opinion, necessary for a fair presentation of results for the interim periods presented. The Company believes these adjustments are of a normal recurring nature.
For those consolidated subsidiaries in which the Company’s ownership is less than 100% and for which the Company has control over the assets and liabilities and the management of the entity, the outside stockholders’ interest is shown as non-controlling interest.
Use of Estimates
The preparation of condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. These estimates are based on historical experience, and other assumptions that management believes to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities.
Assumptions and estimates used in preparing the condensed consolidated financial statements include those related to the useful lives and impairment of fixed assets, the capitalization and estimated useful life of internally developed software, the valuation of warrants on puttable shares and the valuation of puttable common stock, the recognition and measurement of goodwill and intangible assets, impairment of long-term investment, the valuation and recognition of share-based compensation, the discount rate used for operating leases and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Company’s condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Segment Information
The Company has three business segments: Options, Equities and Futures, which is reflective of how the Company’s chief operating decision-maker reviews and operates the business. See Note 18 — Segment Reporting for more information. Substantially all of the Company’s revenues and assets are attributed to or located in the United States.
Accounts Receivable, net
Accounts receivable are concentrated with the Company’s member firms and market data distributors and are primarily collected through the Options Clearing Corporation (“OCC”) and the National Securities Clearing Corporation (“NSCC”). Transaction and clearing fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company’s accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. . The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm’s inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm’s receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses. The accounts receivable are presented net of allowance for credit losses on the condensed consolidated balance sheets and the associated losses are presented in other operating expenses on the condensed consolidated statements of income.
Recent Accounting Pronouncements
Recent Accounting Pronouncements — Adopted
In June 2016, the FASB issued ASU No. 2016-13 (amended by ASU 2019-10), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, regarding the measurement of credit losses for certain financial instruments which replaces the incurred loss model with a current expected credit loss (“CECL”) model. The CECL model is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company adopted the new guidance as of January 1, 2023 using a modified-retrospective approach with no impact to the opening balance of retained earnings. The Company’s financial assets include accounts receivable, receivables from broker-dealers, futures commission merchants, and clearing organizations and notes receivable, which is included in other assets, net on the condensed consolidated balance sheets. Accounts receivables are balances with the Company’s member firms and market data distributors and are primarily collected through the OCC and the NSCC. The Company’s accounts receivable do not have significant credit risk associated as transaction and clearing fees are netted against liquidity payments for each member firm, mitigating the risk of collection. The financial instruments including accounts receivable, net that are within the scope of the standard were not materially impacted by the standard.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350) —  Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in Topic 350. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In January 2023, the Company adopted ASU 2017-04, and the adoption did not have a significant impact on the Company’s condensed consolidated financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Recent Accounting Pronouncements — Not yet adopted
In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. The new standard is effective January 1, 2024 (early adoption is permitted, but not earlier than January 1, 2021). The new standard is not expected to have a material impact on the Company’s condensed consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-08 to have a material effect on the condensed consolidated financial statements.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions, which (1) clarifies the guidance in Topic 820 on the fair value measurement of an equity security that is subject to contractual restrictions that prohibit the sale of an equity security and (2) requires specific disclosures related to such an equity security. The amendments are effective for the Company beginning after December 15, 2023. The Company is currently evaluating the extent of the impact of this ASU, but does not expect the adoption of this standard to have a significant impact on the Company’s condensed consolidated financial statements.

3.
BUSINESS COMBINATIONS

Dorman Trading Acquisition
On October 19, 2022, the Company acquired 100% of the equity interests of Dorman Trading, a full service FCM registered with the Commodity Futures Trading Commission (“CFTC”). The acquisition of Dorman Trading will enable the Company to offer additional products and services in futures trade execution, listing and clearing. In February 2023, Dorman Trading became a member of MGEX.
The Company paid $36.0 million as consideration, comprised of $25.7 million in cash and 807,692 shares of the Company’s common stock valued at $7.7 million paid at closing based on the fair value of the common stock on the acquisition date. The fair value of the common stock, which was paid at closing, was determined by a common stock valuation analysis as of the acquisition date. The fair value of the common stock was determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an initial public offering (“IPO”) exit through a probability-weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. An additional 269,231 shares of the Company’s common stock to be issued on the one year anniversary of the closing upon achievement of net revenue targets or the failure by the Company to make post-closing capital contributions of $25.0 million. The estimated fair value of the contingent consideration was determined to be approximately $2.6 million which reflects the fair value at the acquisition date. The estimated fair value of the contingent consideration was determined using the Monte Carlo simulation method, which requires the use of assumptions, such as projected future net sales, discount rates, and volatility rates.
The acquisition was accounted for as a business combination. Assets acquired totaled approximately $162.6 million, including $9.9 million of goodwill and $12.3 million of intangible assets. The goodwill

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
generated in acquisition is not tax deductible. Total liabilities assumed amounted to approximately $126.6 million. The assets acquired, liabilities assumed and consideration exchanged were recorded at their preliminary estimated fair value on the acquisition date.

4.
REVENUE RECOGNITION

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company’s services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.
The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company’s contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.
The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct — i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.
Transaction and clearing fees:   Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company’s exchanges and comprise the majority of the Company’s revenues. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company’s published fee schedules. Transaction fees also include Dorman Trading’s sales and brokerage commissions generated by customers trading activity on options and futures. Commission revenue is reported on a gross basis as the Company is responsible for the execution of the customers’ purchases and sales and maintaining relationships with exchanges. Transaction fees are recognized across all operating segments and are recorded as transactions occur on a trade-date basis. Clearing fees, which include settlement fees, are charged by the Company for transactions cleared by MGEX, Dorman Trading and BSX. Clearing fees can be variable based on cleared volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded and billed on a monthly basis in accordance with the Company’s published fee schedules. Clearing fees that are passed through to the customers’ accounts are reported gross on the Company’s condensed consolidated statement of operations as the Company maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees are passed through to the customers and the rates at which they are passed through. Clearing fees are recognized in the Futures segment for MGEX and Dorman Trading and in the Equities segment for BSX and are recorded as transactions are cleared.
In the event that a customer prepays for transaction fees, revenue is recognized as transactions occur. Tiered discounts are offered to customers based on the amount of trades that are executed on the Company’s exchanges. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the condensed consolidated statement of operations. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the condensed consolidated statement of operations.
Transaction and clearing fees also result in regulatory fees. Regulatory fees include the options regulatory fee (“ORF”) and Section 31 fees. ORF is in place to fund the Company’s regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company’s securities markets and are calculated and billed monthly. The Section 31 fees collected by the Company are ultimately payable to the SEC and are therefore classified within cost of revenues in the condensed consolidated statement of operations.
Access fees:   Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to one of the Company’s exchanges or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms and use other related functions of the exchanges. Access fees are billed monthly in accordance with the Company’s published fee schedules and recognized during the period the service is provided, which is generally one month. Access fees are recognized across all operating segments.
Market data fees:   Market data fees include making market data available to customers either through direct subscriptions, through third party platforms or through the Company’s participation in U.S. Tape Plans. Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange’s market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis or from third parties where the Company is the principal in the transaction. Market data revenue is recognized in the period the data is provided. U.S. Tape Plan market data is recognized in the Options and Equities segments. Proprietary market data fees are recognized across all operating segments.
Other revenue:   Other revenue primarily includes initial and annual listing fees from BSX and MGEX listings, office rental income and interest income from MGEX and Dorman Trading clearing operations.
Consideration payable to a customer:   As discussed in the transaction and clearing fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the consolidated statement of operations in the period in which the payment is earned by the customer and the payment is provided. Additionally, the Company issues certain warrants to customers as part of its Equity Rights Programs detailed in Note 16. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company’s exchanges which is considered a sales incentive offering that reward customers solely in return for executing increased trading volumes with the Company.
The following table summarizes revenue disaggregated by the Company’s Options, Equities and Futures segments and the Corporate and Other unit (in thousands):
	Three Months Ended March 31, 2023
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenue
Transaction and clearing fees	$189,305	$30,472	$16,144	$—	$235,921
Access fees	18,617	3,034	235	(48)	21,838
Market data fees	4,547	2,548	905	—	8,000
Other revenue	24	569	3,085	201	3,879
	$212,493	$36,623	$20,369	$153	$269,638
Timing of revenue recognition
Services transferred at a point in time	$189,363	$30,520	$16,204	$—	$236,087
Services transferred over time	23,130	6,103	4,165	153	33,551
	$212,493	$36,623	$20,369	$153	$269,638

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
	Three Months Ended March 31, 2022
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenue
Transaction and clearing fees	$156,183	$22,829	$2,288	$—	$181,300
Access fees	13,990	1,171	—	(30)	15,131
Market data fees	4,776	2,237	623	(1)	7,635
Other revenue	—	524	662	365	1,551
	$174,949	$26,761	$3,573	$334	$205,617
Timing of revenue recognition
Services transferred at a point in time	$156,472	$22,896	$2,288	$—	$181,656
Services transferred over time	18,477	3,865	1,285	334	23,961
	$174,949	$26,761	$3,573	$334	$205,617
Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned. During the three months ended March 31, 2023, the Company received prepaid fees of $0.6 million and recognized deferred transaction revenue of $0.6 million. During the three months ended March 31, 2022, the Company received prepaid fees of $0.5 million and recognized deferred transaction revenue of $3.5 million.
Concentration of revenue:   For the three months ended March 31, 2023, the Company derived $120.5 million of the $269.6 million in total revenue from three customers, with such customers accounting for 18%, 16% and 11% of the Company’s total revenue. For the three months ended March 31, 2022, the Company derived revenue of $107.1 million of the $205.6 million in total revenue from three customers, with such customers accounting for 21%, 19% and 12% of the Company’s total revenue. No customer is contractually or otherwise obligated to continue to use the Company’s services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

5.
INVESTMENTS

From time-to-time the Company makes investments in entities of strategic relevance. These investments primarily consist of illiquid and non-controlling positions in entities with no readily determinable fair value, which are carried at cost less any impairment and are adjusted for observable price changes from orderly transactions for identical or similar securities. The carrying amount of investments made by the Company was $16.6 million for both periods ended March 31, 2023 and December 31, 2022. During the three months ended March 31, 2022, the Company purchased minority interests amounting to $5.0 million in a privately-held company.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)

6.
FIXED ASSETS AND INTERNALLY DEVELOPED SOFTWARE, NET

Fixed assets and internally developed software, net consisted of the following (in thousands):
	March 31, 2023	December 31, 2022
Fixed assets, net:
Land	$4,443	$4,443
Building and improvements	18,356	18,106
Furniture and equipment	90,751	82,309
Leasehold improvements	14,156	14,075
Purchased software	4,899	3,772
Less: Accumulated depreciation and amortization	(87,975)	(84,985)
Total fixed assets, net	$44,630	$37,720
Internally developed software, net:
Capitalized internal-use software	$78,145	$75,225
Less: Accumulated depreciation and amortization	(51,940)	(50,162)
Total internally developed software, net	$26,205	$25,063
Depreciation and amortization expense for fixed assets and internally developed software for the three months ended March 31, 2023 and 2022 was $4.8 million and $4.9 million respectively.

7.
OTHER ASSETS, NET

The following table presents the components of other assets (in thousands) as of:
	March 31, 2023	December 31, 2022
Notes receivable, net of $18.4 million and $16.4 million allowance for credit losses as of March 31, 2023 and December 31, 2022	$36,771	$32,786
Right of use asset	13,262	11,294
Exchange memberships and stock, at cost	3,829	3,829
Prepaid membership fees	3,000	3,000
Deferred IPO costs	4,180	3,966
Other	629	842
Total other assets, net	$61,671	$55,717
The notes receivable relate to the consolidated audit trail (“CAT”), which involves the creation of an audit trail to enhance regulators’ ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development of the CAT is ultimately expected to be provided by the Self-Regulated Organizations (“SROs”), which include the Company exchanges, and the industry members. The SROs have presented the SEC with a fee model for charging fees to the industry members and the funding to date has been provided by the SROs in exchange for promissory notes, which are expected to be repaid once the industry model is approved by the SEC and such industry member fees are collected. Until those fees are collected, the SROs may continue to incur additional significant costs.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The allowance for notes receivable associated with CAT is calculated using a probability of default methodology. The following represents the changes in allowance for notes receivable for the three months ended March 31, 2023 (in thousands):
Balance at December 31, 2022	$(16,442)
Provision for expected credit losses	(1,992)
Write-offs charged against the allowance	—
Recoveries collected	—
Balance at March 31, 2023	$(18,434)

8.
ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities (in thousands):
	March 31, 2023	December 31, 2022
Accounts payable	$14,925	$9,089
Liquidity payments payable	33,740	21,712
Accrued expenses	9,716	7,184
Current portion of put obligation	—	4,717
Current portion of capital lease obligation	134	137
Current portion of lease liability	4,556	4,271
Marketing fees payable	10,075	6,713
Section 31 fees payable	9,152	17,189
Accrued interest payable	2,464	4,021
Sales tax payable	4,808	4,363
Other	769	271
Accounts payable and other liabilities	$90,339	$79,667

9.
PUTTABLE COMMON STOCK AND OTHER NON-CURRENT LIABILITES

The following table presents the components of puttable common stock and other non-current liabilities as of (in thousands):
	March 31, 2023	December 31, 2022
Deferred rent liability	$986	$992
Long term portion of capital lease obligation	163	194
Lease liability	10,789	9,257
Puttable common stock from exercise of warrants	234,410	227,778
Puttable common stock and other non-current liabilities	$246,348	$238,221
Puttable common stock from exercise of warrants represent the fair value of the outstanding puttable common stock from exercise of the vested warrants by equity rights program participants. The Company remeasures the puttable common stock at each reporting date until the liability is settled and the change in fair value is recognized within non-operating expense (income) in the Company’s condensed consolidated statement of operations. See Note 16 — Equity for additional details.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)

10.
DEBT OBLIGATIONS

The carrying value of the Company’s outstanding debt consisted of the following as of (in thousands, except for interest rate):
	Interest Rate	March 31, 2023	December 31, 2022
Senior secured term loan	13.13%	$89,322	$89,322
Convertible loans	8% – 10%	61,150	61,150
Total		150,472	150,472
Unamortized debt discount, issue cost, and beneficial conversion factor		(2,520)	(2,967)
Total debt, including current obligations		147,952	147,505
Current portion of long-term debt		(32,000)	(32,000)
Total long-term debt		$115,952	$115,505
Senior secured term loan
In March 2021, the Company refinanced its existing senior secured term loan for an additional $25.0 million at the stated interest rate of 13.13%. The resulting aggregate principal amount was $110.3 million which included the initial outstanding principal of $77.0 million and the accrued interest of $8.3 million. The amended loan is due to mature on April 26, 2024. The principal is repayable semi-annually commencing on December 31, 2021 and the interest is payable monthly. The Company issued 324,675 warrants to purchase the Company’s common stock to the lender at an exercise price of $7.25. The loan had an effective interest rate of 14.5%.
In conjunction with the loan, the lender is granted a first priority lien against certain assets of the Company. The lender’s lien does not apply to the ownership interest held by the Company in its exchange subsidiaries and any other licensed entities. The loan agreement, contains customary representations, warranties and affirmative and negative covenants for facilities of its type, including financial covenants, events of default, and indemnification provisions in favor of the lender. The negative covenants include restrictions regarding the incurrence of liens, the incurrence of indebtedness and fundamental changes, subject to certain exceptions in each case. The financial covenants include requirements that the Company meet a quarterly financial test with respect to a minimum revenue to debt ratio of not less than 1.25x as of March 31, 2023 which increases over the term of the loan, and a maximum consolidated leverage ratio of not greater than 2.5x as of March 31, 2023 which decreases over the term of the loan. At March 31, 2023, the Company was in compliance with these covenants.
The initial loan agreement was entered into in June 2016, for an amount of $30.0 million. During 2019, the Company refinanced the loan with the same lender for a new principal amount of $77.0 million for a 5-year term maturing on April 26, 2024 with a fixed interest rate of 13.75%. Terms of the loan include the deferral or “PIK” of interest at a rate of 10% for the first 12 months of the loan with the remaining 3.75% of the interest rate payable in cash, followed by interest only payments for the next 19 months until amortizing payments commence. There was no outstanding deferred interest as of March 31, 2023 and December 31, 2022.
The Company recognized $3.3 million and $3.8 million of interest expense related to the senior secured term loan during the three months ended March 31, 2023 and 2022, respectively including $0.3 million and $0.4 million for the three months ended March 31, 2023 and 2022, respectively related to the accretion of the debt discounts and deferred financing costs.
Convertible loans
During 2021, the Company issued $56.2 million of convertible promissory notes to existing stockholders and third-party investors. The notes have a three-year term from the date of issuance and accrue interest at

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
a fixed rate of 10% per annum; the principal and the unpaid interest due is convertible at the option of the holder into shares of the Company’s common stock at a conversion price of $9 per share until the maturity date. The Company issued 200,000 warrants at an exercise price of $9.00 per share to the senior secured term loan lender for providing consent for the issuance of the convertible notes. The fair value of the warrants was $0.2 million, which was recorded as debt discount and will be amortized over the term of the loan.
During the year ended December 31, 2020, the Company issued a 9.5% convertible loan for $5.0 million to an existing stockholder due five years from the date of issuance. Interest is payable quarterly and the loan is convertible into the Company’s common stock at the option of the holder at a price of $8 per share. On issuance of the loan, the Company extended the maturity date of 3,615,693 warrants issued to the lender and its affiliates, the change in the fair value of the warrants issued amounted to $0.6 million. Should the notes be converted at maturity, the lender will receive a beneficial conversion feature allowing the conversion at 75% of the lowest issue price. The Company recorded the beneficial conversion feature at its intrinsic value of $0.4 million. This was recorded as a debt discount and an addition to additional paid-in capital.
As of January 1, 2020, the Company had outstanding convertible loans of $3.5 million at interest rates ranging from 8% – 10%, convertible into the Company’s common stock at a price of $5 per share and are due to mature on April 26, 2024. During the year ended December 31, 2022, the Company received notices from its lenders to convert the $3.5 million of outstanding principal into 708,489 shares of common stock at a conversion price of $5 per share.
The Company recognized interest expense amounting to $1.6 million and $1.7 million related to the convertible loans including amortization of debt discount and deferred financing cost of $0.1 million for both three months ended March 31, 2023 and 2022.
The future expected loan repayment related to senior secured term loan and convertible loans as of March 31, 2023 are as follows (in thousands):
Remainder of 2023	$32,000
2024	113,472
2025	5,000
2026 and thereafter	—
150,472
Less: Unamortized debt discount and BCF	(2,520)
Total	$147,952
Interest expense recognized on the senior secured term loan and convertible loans, included in interest expense and amortization of debt issuance cost in the condensed consolidated statements of operations, for the three months ended March 31, 2023 and 2022 is as follows (in thousands):
	Three Months Ended March 31,
	2023	2022
Component of interest expense:
Contractual interest	$4,434	$5,004
Amortization of debt discount and issuance cost and beneficial conversion factor	447	466
Interest expense	$4,881	$5,470
Lines of Credit
As of March 31, 2023, MGEX maintained two unsecured revolving lines of credit with a bank, one for $6.0 million and another for $4.0 million. Both unsecured lines of credit expire on December 31, 2023.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Borrowings bear interest at the bank’s prime rate less 0.25% (effective rate of 7.75% and 7.25% as of March 31, 2023 and December 31, 2022, respectively) and have an annual commitment fee of 0.40%. MGEX also maintained a secured line of credit with another bank for $20 million, which expires on August 5, 2023, and carries an interest at the bank’s prime rate of 7.75% and 7.50% as of March 31, 2023 and December 31, 2022, respectively, and an annual commitment fee of 0.25% through December 2023. At March 31, 2023 and December 31, 2022, there were no amounts outstanding on any lines of credit.
No interest expense was incurred related to the above lines of credit for the three months ended March 31, 2023 and 2022. MGEX is required to maintain certain financial minimums and restrictions. MGEX complied with all such covenants as at March 31, 2023.
As of March 31, 2023, Dorman Trading maintained an unsecured revolving line of credit for $10.0 million at an interest rate equal to the bank’s prime rate. If the loans are not repaid when due, the interest rate would be determined by adding 3.0% to the prime rate. There was no amount outstanding as of March 31, 2023 and December 31, 2022 and Dorman Trading did not incur any interest expense during the period ended March 31, 2023.

11.
GOODWILL AND INTANGIBLE ASSETS

The following table presents the details of goodwill by segment (in thousands):
	Options	Futures	Equities	Total
Balance as of December 31, 2022	$—	$43,737	$562	$44,299
Additions	—	—	—	—
Balance as of March 31, 2023	$—	$43,737	$562	$44,299
The following table presents the gross carrying value and accumulated amortization for intangible assets (in thousands):
	March 31, 2023
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value
Exchange license	Indefinite	$85,000	$—	$—	$85,000
FCM license	Indefinite	6,000	—	—	6,000
Customer relationships	14.6	7,250	(1,320)	—	5,930
Other	1.7	200	(40)	—	160
Total		$98,450	$(1,360)	$—	$97,090
	December 31, 2022
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value
Exchange license	Indefinite	$85,000	$—	$—	$85,000
FCM license	Indefinite	6,000	—	—	6,000
Customer relationships	14.8	7,250	(1,218)	—	6,032
Other	1.9	835	(16)	(635)	184
Total		$99,085	$(1,234)	$(635)	$97,216

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The Company recorded amortization expense of $0.1 million for three months ended March 31, 2023 and 2022. The estimated future amortization expense of the intangible assets is as follows (in thousands):
Remainder of 2023	$377
2024	485
2025	412
2026	407
2027	407
Thereafter	3,986
Total	$6,074

12.
EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution 401(k) plan in which employees may contribute up to 100% of their salary and bonus, subject to statutory maximum contribution amounts. The Company matches 50% of the first 6% of employee contributions. The expense relating to the matching contribution was $0.3 million for the three months ended March 31, 2023 and 2022.
Dorman Trading maintains a Safe Harbor 401(k) plan for qualified employees, wherein Dorman Trading matches up to 3% contributions of qualified employees up to a defined maximum, and makes further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employer contributions made to the plan for the three months ended March 31, 2023 was immaterial.

13.
CLEARING HOUSE PERFORMANCE BONDS AND GUARANTEE FUNDS

Clearing members involved in clearing commodity futures and options are required to provide margin and security deposits with the clearing house as performance bonds and guarantee funds in order to meet their financial obligations and as protection against potential losses or default. MGEX policy allows clearing members to deposit cash or U.S. Treasury Bills in order to satisfy the required margin and security deposits.
As of March 31, 2023 and December 31, 2022, the Company had performance bonds and guarantee funds totaling $432.6 million and $412.0 million respectively, as summarized below (in thousands):
	March 31, 2023
	Cash	U.S. Treasury Bills(1)	Total
Margin deposits	$40,032	$334,342	$374,374
Security deposits	48,261	9,928	58,189
Total performance bonds and guarantee funds	$88,293	$344,270	$432,563
	December 31, 2022
	Cash	U.S. Treasury Bills(1)	Total
Margin deposits	$103,834	$251,004	$354,838
Security deposits	49,223	7,938	57,161
Total performance bonds and guarantee funds	$153,057	$258,942	$411,999

(1)
These amounts are not reflected in the condensed consolidated balance sheets, as MGEX does not take economic ownership of these securities.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
MGEX is required, under the Commodity Exchange Act, to segregate cash and securities deposited by clearing members on behalf of their customers. Exchange rules require a segregation of all funds deposited by clearing members from operating funds. The amount of cash and securities deposited may fluctuate significantly over time due to the quantity of open MGEX positions, margin and security requirements, investment choices by clearing members, and market valuations of securities. Cash deposited as performance bonds and guarantee funds is included on the condensed consolidated balance sheets because the cash is deposited in MGEX controlled bank accounts. U.S. Treasury Bills deposited by the clearing members are not reflected on the condensed consolidated balance sheets as MGEX does not take economic ownership of these securities or have the right to sell or repledge, and MGEX does not earn interest on these.

14.
FAIR VALUE MEASUREMENT

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):
	March 31, 2023
	Total	Level 1	Level 2	Level 3
Other current assets:
Equity securities owned	$8,427	$8,427	$—	$—
Receivables from broker-dealers, futures commission merchants, and clearing organizations:
U.S. government securities	—	—	—	—
Total current assets	$8,427	$8,427	$—	$—
Puttable common stock and other non-current liabilities:
Puttable common stock from exercise of warrants	234,410	—	—	234,410
Total puttable common stock and other non-current liabilities	$234,410	$—	$—	$234,410
	December 31, 2022
	Total	Level 1	Level 2	Level 3
Other current assets:
Equity securities owned	$7,399	$7,399	$—	$—
Receivables from broker-dealers, futures commission merchants, and clearing organizations:
U.S. government securities	9,935	9,935	—	—
Total current assets	$17,334	$17,334	$—	$—
Puttable common stock and other non-current liabilities:
Puttable common stock from exercise of warrants	227,778	—	—	227,778
Total puttable common stock and other non-current liabilities	$227,778	$—	$—	$227,778
U.S. government securities and equity securities that trade in active markets and are valued using quoted market prices with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy. The U.S. government securities matured in February 2023, there was no outstanding securities as of March 31, 2023.
The Company engages a third party to assist the Company in determining the fair value of the Company’s common stock. The fair value of the common stock is determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an IPO exit through a probability-weighted

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. These methods include assumptions over the Company’s historical and projected revenue and earnings, the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, the valuation of comparable companies and the other general economic factors including economic growth, inflation, interest rate environment and discount rates. The Company also used a Black-Sholes model to value the warrants on puttable shares. All outstanding warrants were exercised during the three months ended March 31, 2022, there were no warrants on puttable shares outstanding as of March 31, 2022. The fair value of the Company’s common stock is used as an input into the valuation of warrants. Certain financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable are not measured at fair value on a recurring basis, but the carrying values approximate fair value due to their liquid or short-term nature.
Assets and Liabilities Measured at Fair Value on a Non-recurring basis
The Company invests in securities without readily determinable fair values, the carrying value was $16.6 million at March 31, 2023 and December 31, 2022. There were no impairments or adjustments to the carrying value of the investments without readily determinable fair values during the period ended March 31, 2023 and 2022.
The Company’s long-lived assets, including goodwill, indefinite-lived intangible and finite-lived intangible assets subject to amortization, are measured at fair value on a non-recurring basis. Fair value of these assets is estimated using primarily unobservable inputs. These assets are measured at cost but are written-down to fair value, if necessary, as a result of impairment.
The Company assesses fair value of goodwill at the reporting unit level annually unless there is a triggering event. The fair value of the reporting units are determined utilizing a combination of an income approach (i.e. discounted cash flow) and a market approach. Internal operational budgets and long-range strategic plans are used as a basis for the discounted cash flow analysis. The Company also utilizes assumptions for working capital, capital expenditures, and terminal growth rates. For the year ended December 31, 2022, the discount rate applied to the cash flow analysis was based on the estimated market weighted average cost of capital for each reporting unit and ranged from 11% – 40%.
The fair value of indefinite-lived intangibles, which consists of exchange licenses, is determined by estimating the future cash flows and discounting the net cash flows back to their present values. For the year ended December 31, 2022, a discount rate of 44% was applied which was based on the estimated market cost of capital adjusted for the specific risk associated with this asset relative to other elements of the business.
Fair Value of Assets and Liabilities
The Company’s debt obligations are comprised of a fixed rate senior secured term loan and convertible loans which are presented at carrying value on the Company’s condensed consolidated balance sheets. The senior secured term loan is classified as Level 2 under the fair value hierarchy, and the fair value of the loans was determined by utilizing a discounted cash flow analysis. The discount rate was determined based on the implied cost of debt.
The convertible loans are classified as Level 3 under the fair value hierarchy. For the period ended March 31, 2023 and December 31, 2022, the fair value of the convertible loans with $8 per share and $9 per share conversion was determined by utilizing the greater of conversion value or a discounted cash flow analysis as well as a Black-Scholes valuation model to measure the fair value attributable to the conversion feature. A discount rate of 20.75% and 21.00% was used for the period ended March 31, 2023 and December 31, 2022, respectively, which was estimated based on yields implied from the convertible issuances

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
in 2021, adjusted for market movements from comparable debt indices. The key valuation inputs into the Black-Scholes model were as follows:
	March 31, 2023	December 31, 2022
Common stock price	$10.29	$9.92
Risk-free interest rate	3.89% – 4.45%	4.24% – 4.54%
Expected term (years)	1.33 – 2.67	1.58 – 2.92
Expected volatility	20%	20%
Dividend yield	0.00%	0.00%
The carrying values and fair values of the Company’s debt obligations were as follows (in thousands, except per share amounts):
	March 31, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Senior secured term loan	$89,322	$87,220	$89,322	$86,310
Convertible loans:
Promissory notes convertible at $9 per share	56,150	64,198	56,150	63,274
Promissory notes convertible at $8 per share	5,000	6,431	5,000	6,200
	$150,472	$157,849	$150,472	$155,784
Information on Level 3 Financial Liabilities
The following table summarizes the changes in the fair value of the Company’s Level 3 financial liabilities during the three months ended March 31, 2023 and year ended December 31, 2022 (in thousands):
	Warrants on Puttable Shares	Puttable Common Stock from Exercise of Warrants
Balance as of December 31, 2021	$156,059	$146,712
Warrants exercised into puttable common stock	(156,059)	156,059
Cash paid to settle put liability		(639)
Cash proceeds upon exercise	—	6,695
Reclassification of current portion of put liability	—	639
Termination of put liability	—	(10,421)
Fair value adjustments	—	(71,267)
Balance as of December 31, 2022	$—	$227,778
Fair value adjustments	—	6,632
Balance as of March 31, 2023	$—	$234,410

15.
COMMITMENTS AND CONTINGENCIES

Purchase Commitments
The Company, from time-to-time enters into long term non-cancelable agreements with consultants and vendors to provide certain services. As of March 31, 2023, the outstanding commitment was $10.3 million, of which $2.5 million is payable in 2023, $2.3 million in 2024, $1.8 million in 2025, $1.8 million is payable in 2026, $1.9 million is payable in 2027 and beyond.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
MGEX Guaranty Fund
In the event of default by a clearing member, MGEX would first apply assets of the defaulting clearing member to satisfy its payment obligation. These assets include the defaulting member’s security deposits, margins, performance bonds, guarantees and any other available assets. Thereafter, if a loss remains, MGEX would use funds designated from the applicable tranche of the guaranty fund, in the order of priority listed by rules, with each source of funds to be completely exhausted, to the extent practical, before the next source is applied.
MGEX maintains one guaranty fund with two separate tranches that reflect relative contributions from different product classes to the guaranty fund. Following a default, MGEX would attempt to isolate the loss to the relevant tranche of the default waterfall before applying any funds from the other tranche. The order of funds utilized would be: excess funds of the defaulting clearing member, security deposits of the defaulting clearing member, margins and performance bonds of the defaulting clearing member and payments of any guarantor, the MGEX clearing house reserve funds dedicated to the relevant tranche(s), security deposits of non-defaulting clearing members in the relevant tranche, and in certain instances, then surplus funds of MGEX. In the event a loss still remained, MGEX would use any clearing house reserve funds from the other tranche that had not been applied before utilizing security deposits of non-defaulting clearing members from the other tranche.
MGEX is a DCM and DCO that operate under the regulatory oversight of the CFTC. As such, MGEX is required to maintain financial resources to cover its projected operating costs for a period of at least one year. The financial resources must include unencumbered, liquid financial assets which may include a committed line of credit or similar facility equal to at least six months of its projected operating costs. As of March 31, 2023, MGEX was in compliance with all DCM and DCO financial requirements.
Derivative Contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.
The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.
Dorman Trading Member Guarantees
Dorman Trading is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, Dorman Trading may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Dorman Trading’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements. The Company believes that any potential requirement to make payments under these agreements is remote.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Claims and Litigation
Nasdaq
On September 1, 2017, Nasdaq, Inc., filed an action against the Company in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. The Company subsequently filed six petitions before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against the Company under the six patents at issue were invalided by the PTAB in 2019 (the “PTAB Final Written Decisions”). On February 28, 2022 Nasdaq filed Requests for the USPTO Director to Review the PTAB’s Final Written Decisions, which invalidated the patents asserted against the Company in litigation (“Review Requests”). On June 7, 2022, the USPTO Director denied Nasdaq’s Review Requests of the PTAB Final Written Decisions.
On August 31, 2021, the Company filed an Answer and Counterclaims in the NJ District Court. The Company’s Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. The Company is seeking attorneys’ fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB’s Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. The Company filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. The Company filed a motion to dismiss Nasdaq’s trade secret misappropriation claims on September 2, 2022. Nasdaq filed a motion to dismiss the Company’s Counterclaims on September 19, 2022. Both dispositive motions are pending. The parties are engaged in discovery in connection with the case. The Company intends to continue defending its interest in this matter vigorously.
General
As a self-regulatory organization under the jurisdiction of the SEC, and as a designated contract market and designated clearing organization under the jurisdiction of the CFTC, and a registered exchange under the jurisdiction of the BMA, the MIAX Exchanges, MGEX and BSX, respectively, are subject to routine reviews and inspections by the SEC, CFTC and BMA. Dorman Trading, as a registered FCM, is regulated by the CFTC and is subject to routine reviews and inspections by the CFTC, NFA, and CME Group, Inc. as its Designated Self-Regulatory Organization (“DSRO”). Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

16.
EQUITY

Common Stock
As of March 31, 2023 and December 31, 2022, the Company was authorized to issue up to 400,000,000 shares of voting common stock, $0.001 par value, 200,000,000 shares of non-voting common stock, $0.001 par value. There were 118,956,175 and 118,646,989 shares of common stock issued and outstanding, including 22,780,473 and 23,437,035 shares of puttable common stock as of March 31, 2023 and December 31, 2022, respectively. Certain stockholders owning common stock of the Company have entered into an agreement pursuant to which, among other things, the parties to that agreement are individually and collectively

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
prohibited from voting shares of common stock held in excess of 19.99% of the issued and outstanding shares of the Company’s common stock. Each share of non-voting common stock is convertible into one share of common stock at the option of the holder. Each share of common stock and nonvoting common stock is entitled to receive dividends subject to the rights of the preferred stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors.
As of March 31, 2023 and December 31, 2022, 86,398,386 and 83,464,041 shares of common stock, respectively, were reserved for issuance in connection with warrants, convertible loans, share based payment plans and common stock to be granted to third parties.
Preferred Stock
The Company is authorized to issue up to 25,000,000 shares of preferred stock $0.001 par value in one or more series, as may be designated by the board of directors. 10,000,000 shares of the preferred stock has been designated as Series B convertible preferred stock.
Each share of Series B convertible preferred stock is convertible into a share of common stock on a one-to-one basis at the option of the holder upon the occurrence of the following events: once the Company becomes a public company, upon a merger or consolidation, with or into another legal entity, or upon the sale of all or substantially all of the Company’s assets in which the common stockholders participate. The preferred stock has no voting rights, except with respect to certain transactions for which the preferred stockholders are entitled to vote separately as a class. The Series B convertible preferred stockholders participate as to dividends on the same basis as the common stockholders.
There were 1,477,405 shares of Series B convertible preferred stock outstanding at March 31, 2023 and December 31, 2022. The Company did not issue shares of preferred stock for the three months ended March 31, 2023. During the three months ended March 31, 2022, the Company issued 345,834 shares of Series B convertible preferred stock upon exercise of outstanding options. The Company issued 322,500 shares for an aggregate cash proceeds of $1.6 million and 23,334 shares pursuant to cashless exercises of 52,500 options to purchase shares of Series B convertible preferred stock.
In 2010, all outstanding Series A preferred shares were converted into common stock. As part of this conversion, the holders converting Series A preferred shares received contingent promissory notes totaling $15.0 million, which remain outstanding as of March 31, 2023. These contingent promissory notes are only payable, without interest, upon a deemed liquidation event which includes a merger or sale of the Company, therefore expense will only be recognized at such time. As of March 31, 2023, there are no outstanding preferred shares with liquidation preferences.
Warrants
The Company issues warrants to purchase shares of common stock primarily in connection with equity rights programs (see Equity Rights Offering), stock issuances, certain debt issuances, and consulting agreements. There were outstanding warrants to acquire 31,356,944 and 31,848,944 shares of common stock outstanding at March 31, 2023 and December 31, 2022, respectively. The outstanding warrants at March 31, 2023 and December 31, 2022 include 14,445,064 warrants issued to the Company’s Equity Right Program (“ERP”) participants.
The warrants vest over time or upon the achievement of performance criteria with respect to certain warrants issued in connection with certain service providers and generally expire at various times through 2027. In certain cases, warrants are granted to certain service providers that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a liquidation event or an IPO. As of March 31, 2023 and December 31, 2022, 9,367,372 and 9,167,372 warrants, respectively were unvested. The fair value of each warrant grant was derived using the Black-Scholes option pricing model. For the

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
three months ended March 31, 2023 and 2022, the Company recorded $0.1 million and $0.5 million, respectively, of share-based compensation expense related to warrants issued in connection with consulting agreements.
During the three months ended March 31, 2023, the Company issued an aggregate of 142,000 shares for warrants exercised for cash proceeds of $0.9 million. During the three months ended March 31, 2022, the Company issued 13,416,851 shares, for warrants exercised. The Company raised proceeds of $7.5 million through the exercise of 8,186,392 of previously issued warrants to purchase common stock and issued 5,230,459 shares, comprised of 4,568,023 shares of voting common stock and 662,436 shares of nonvoting common stock, pursuant to cashless exercise of 5,731,299 warrants.
The following table summarizes information about warrant activities for the three months ended March 31, 2023 and 2022:
	Common Stock Warrants
	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2022	31,848,944	$4.99
Granted	200,000	$13.00
Exercised	(142,000)	$6.18
Expired	(550,000)	$6.52
Outstanding at March 31, 2023	31,356,944	$5.01
Outstanding at December 31, 2021	49,280,013	$3.68
Exercised	(13,917,691)	$0.85
Expired	(50,000)	$7.00
Outstanding at March 31, 2022	35,312,322	$4.79
Additional information regarding warrants outstanding as of March 31, 2023 and December 31, 2022 are as follows:
	Warrants to Purchase Common Stock
	Weighted average exercise price	Expiration Date	Number of warrants outstanding
Issued with debt	$6.75	Dec 2023 – Jul 2026	1,644,675
Issued to employees, directors and service providers	$8.18	May 2023 – Sep 2027	6,834,148
Issued with common stock	$6.36	Dec 2023 – Apr 2026	3,675,692
Purchase of warrants	$7.25	Oct 2025 – Dec 2025	4,757,365
Issued to strategic investors under ERPs	$2.24	Jun 2024 – Sep 2027	14,445,064
Outstanding at March 31, 2023			31,356,944
	Warrants to Purchase Common Stock
	Weighted average exercise price	Expiration Date	Number of warrants outstanding
Issued with debt	$6.66	Jan 2023 – Jul 2026	1,844,675
Issued to employees, directors and service providers	$7.94	Jan 2023 – Sep 2027	7,109,148
Issued with common stock	$6.35	Feb 2023 – Apr 2026	3,692,692

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
	Warrants to Purchase Common Stock
	Weighted average exercise price	Expiration Date	Number of warrants outstanding
Purchase of warrants	$7.25	Oct 2025 – Dec 2025	4,757,365
Issued to strategic investors under ERPs	$2.24	Jun 2024 – Sep 2027	14,445,064
Outstanding at December 31, 2022			31,848,944

Equity Rights Programs (“ERPs”)
The Company launched its first ERP, ERP I in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company’s customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company’s services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Company’s exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.
The shares of common stock and warrants issued under ERP I and II are classified as liability instruments and the shares of common stock and warrants issued under ERP III, IV and V are classified as equity instruments on the Company’s condensed consolidated balance sheets. The ERP Awards are determined by the Company to be consideration payable to a customer and recorded as cost of revenues on the Company’s condensed consolidated statements of operations, based on the grant date fair value of the awards.
Equity Rights Offering I (ERP I) — On September 27, 2013, the Company authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange. Each A-Unit consisted of (i) 101,695 shares of common stock of the Company, par value $0.001 per share for a purchase price of $5.00 per share and (ii) Warrants (the “A-Warrants”) to purchase up to 2,182,639 shares of common stock. Each B-Unit consisted of common stock purchase warrants (the “B-Warrants”) to purchase 1,713,251 shares of common stock.
Ten percent or 218,264 A-Warrants vested upon closing of the offering. The remaining 1,964,375 A-Warrants and all of B-Warrants vested over a 22.5-month period provided that ERP participants met the specific performance criteria, which required the participant to trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX Option Exchange on a daily basis over a specified number of months. Both A-Warrants and B-Warrants have an exercise period, which commenced upon vesting and expired on August 31, 2020. In August 2020, all outstanding A-Warrants and B-Warrants were exercised.
Equity Rights Offering II (ERP II) — On January 30, 2015, the Company entered into a second equity rights offering with seven participants to acquire 18 D-Units for a total prepaid fee of $4.5 million. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Company and the term of the offering was for the 29-month period commencing February 1, 2015 and ending June 30, 2017. The basic terms of ERP II were similar to those of ERP I. The ERP II warrants expire on the earlier of (i) January 31, 2022 or (ii) the two year anniversary of an initial public offering of the Company’s common stock where the offering price, net of underwriting discounts and commissions, exceed $250.0 million (“Qualified Public Offering”) or (iii) a merger or sale of the Company.
In January 2022, all 13,767,691 outstanding D-warrants were exercised before the January 31, 2022 expiration date. A total of 8,056,392 D-warrants were exercised for total cash proceeds of $6.7 million and the remaining 5,711,299 warrants were cashless exercised for 5,223,923 shares.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Warrants on Puttable Shares and Puttable common stock from exercise of warrants:
The Company recorded the warrants issued to ERP I and II participants and the underlying puttable common stock issued upon exercise as a liability. ERP I and II participants have put rights to require the Company to purchase a certain percentage of the shares held on the put vesting date in cash at a price per share equal to a fixed percentage of the fair market value of the Company’s common stock. Eligible participants can exercise the put rights during the 90 day period commencing on the initial put vesting date and each anniversary thereof (each, an annual (“Put Period”). Put rights terminate upon the sale, transfer or other disposition of puttable common shares held by an ERP participant or the consummation of an initial public offering of the Company’s common stock where the offering proceeds, net of underwriting discounts and commissions, exceeds $250 million.
The Company recorded a liability of $156.1 million relating to the warrants outstanding with puttable shares representing the fair value of the warrants liability at December 31, 2021. All outstanding warrants had an expiration date of January 31, 2022 and the warrants were exercised in January 2022 before the expiration date. The liability associated with the warrants on puttable shares is based on the estimated fair value of the warrants and is subject to remeasurement at each balance sheet date, with any change in the fair value recognized as a component of non-operating income (expense) in the condensed consolidated statement of operations. The Company determined the initial and subsequent fair value measurements of the warrant liability using a Black-Scholes valuation model. There were no outstanding warrants as of March 31, 2023 and December 31, 2022.
In the event that vested warrants are exercised and converted into puttable common stock, the Company reflects the fair value of these shares in puttable common stock and other non-current liabilities on the condensed consolidated balance sheets. The Company measures the puttable common stock from exercise of warrants at fair value. The fair value of the puttable common stock is determined based on the estimated fair value of the Company’s common stock, see Note 14 — Fair Value Measurement for details regarding the Company’s common stock valuation. Puttable common stock is remeasured at each reporting period until settlement or when the redemption feature is eliminated and the change in fair value is recorded as non-operating income (expense) within the condensed consolidated statements of operations. The fair value of the puttable common stock from exercise of warrants outstanding was $234.4 million and $227.8 million at March 31, 2023 and December 31, 2022, respectively.
The put closing date for a put right exercise is no later than 120 days following the Company’s receipt of a put notice, subject to the applicability of any regulatory approvals that may be required in connection therewith. Notwithstanding the foregoing, the Company, in its discretion, may elect to fund the put price in installments: one-third (1/3) shall be paid on the put closing date and the remaining two-thirds (2/3) shall be paid in equal payments on each of the two succeeding calendar year anniversaries of the put closing date. The Company may at its option, elect to defer payment of such payment until the first anniversary of the put closing date, such that two-thirds (2/3) of the put price will be funded on the first anniversary of the put closing date, with the balance of the put price due and payable on the third anniversary of the put closing date.
The holders have the ability to rescind their election to put the shares to the Company any time prior to settlement, at which time the holder receives cash and simultaneously transfers the common shares back to the Company. Until settlement, the puttable common stock is considered legally outstanding. The holders have the ability to put the shares at a later date after rescinding the previously elected put option. Therefore, the Company defines the settlement date as the date in which the holder exchanges their puttable common stock for cash.
During 2020, the Company received a put notice from an ERP I participant to redeem 1,969,683 shares of common stock, representing 90% of the warrants vested, in exchange for a $14.2 million cash payment. The Company elected to defer payment and paid one-third of the put obligation on February 25, 2021, the put closing date, with the remaining two payments to be made on each of the two succeeding calendar year anniversaries of the put closing date. During 2021, the Company received a put notice from the same

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
ERP I participant to redeem the remaining 10% of the shares of the common stock amounting to 218,854 shares for a cash payment of $1.9 million. The Company elected to defer the payment over three years, with the first payment of $0.6 million paid in February 2022 and the remaining $1.1 million due on the two succeeding calendar year anniversaries of the put closing date. The Company recognizes the put obligation liability at the greater of put price or current fair value of the puttable common stock as the put right is rescindable at any time prior to settlement date.
The amount to be paid on the succeeding calendar year anniversaries, totaling $0.6 million at March 31, 2023 is included in the puttable common stock from exercise of warrants account within the puttable common stock and other non-current liabilities on the condensed consolidated balance sheet. The change in the fair value of the common stock that the holder has elected to put to the Company is reflected as non-operating expense (income) within the condensed consolidated statement of operations until the shares are repurchased by the Company. In February 2022, the same ERP I participant withdrew the 2020 put exercise with respect to 656,561 shares totaling $4.7 million subject to the second installment due on February 25, 2022. The final $4.7 million installment for the 2020 put exercise was paid in February 2023.
In 2022, an ERP I participant sold 802,463 shares of puttable common stock to a non-ERP participant. Under the terms of the ERP I, any sale, transfer or other disposition of the puttable common stock to non-ERP participants will extinguish the put right associated with the underlying shares. As a result of this sale, the shares were no longer puttable to the Company and therefore the fair value of the puttable common stock on the date of the sale of $10.4 million was reclassified from non-current liabilities to additional paid-in capital in the condensed consolidated balance sheet as of December 31, 2022. In addition, the outstanding two payments of $0.6 million for the 2021 put exercise which was due in February 2023 and 2024, were no longer payable as of December 31, 2022.
The terms of ERP III, IV and V are similar to ERP I and II, except the shares do not have any put rights and therefore the ERP III, IV and V awards are equity classified.
Equity Rights Offering III (ERP III) — On June 30, 2017, the Company entered into a third equity rights offering with eight participants to acquire 20 H-Units for a total prepaid fee of $10.0 million. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Company and required a prepaid fee of $0.5 million. The term of the offering was a 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with respect to warrant exercise periods, but do not contain a put right. ERP III warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) June 30, 2024, or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company. The warrant vesting period ended on December 31, 2020 and no warrant expense was recognized thereafter.
Equity Rights Offering IV (ERP IV) — On April 30, 2018, the Company entered into a fourth equity rights offering with 10 participants to acquire 25 J-Units for a total prepaid fee of $6.3 million. Each J-Unit consists of warrants to purchase 416,344 shares of common stock of the Company and required a prepaid fee of $250,000. The term of the offering is a 32-month period commencing May 1, 2018 and ending December 31, 2020. The basic terms of the fourth offering are similar to the first two offerings with respect to warrant exercise periods, but like ERP III do not contain a put right. ERP IV warrants have similar expiration terms as the prior programs with an earlier expiration date of (i) April 30, 2025 or (ii) the two-year anniversary of a Qualified Public Offering or (iii) a merger or sale of the Company. The warrant vesting period ended on December 31, 2020 and no warrant expense was recognized thereafter.
Equity Rights Offering V (ERP V) — On September 11, 2020, the Company closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42-month period provided that the participant met the specific performance criteria, which required the participants trade an agreed-upon number of equities contracts, subject to certain exceptions, on MIAX Pearl on a daily basis over a specified number of months. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
vest with the L-Unit participant. The warrants expire earliest from (i) September 11, 2027, (ii) or the two-year anniversary of a Qualified Public Offering, (iii) or a merger or sale of the Company. Upon closing, the Company collected $22 million of prepaid fees from participating member firms which was fully amortized in 2022. The Company amortized $3.0 million of the prepaid fees during the three months ended March 31, 2022. There is no remaining unamortized balance as of March 31, 2023.
The Company recognized warrant expenses of $0.7 million for both the three months ended March 31, 2023 and 2022, representing the fair market value associated with vested warrants. These expenses are included in cost of revenues in the condensed consolidated statement of operations.
The outstanding warrants for each ERP series as of March 31, 2023 and December 31, 2022 are as follows:
	March 31, 2023	December 31, 2022
ERP I	—	—
ERP II	—	—
ERP III	3,113,411	3,113,411
ERP IV	3,221,853	3,221,853
ERP V	8,109,800	8,109,800
Total	14,445,064	14,445,064
Minimum Capital Requirements
The Company’s subsidiary, Dorman Trading, as a futures commission merchant, is subject to Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). In addition, Dorman Trading is subject to the minimum capital requirements of the CME Group, Inc. The Company is required to maintain “net capital” equivalent to the greater of $1,000,000 or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the non-customer risk maintenance margin requirement, as these terms are defined.
At March 31, 2023, Dorman Trading had adjusted net capital of $17,172,457, under Regulation 1.17, the net capital requirement of was $4,585,085. At December 31, 2022, Dorman Trading had adjusted net capital of $15,886,164 and the net capital requirement was $1,981,973. Additionally, Dorman Trading is required to maintain a net capital of $5,000,000 as per the capital requirements of the CME Group, Inc. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

17.
SHARE-BASED COMPENSATION

In accordance with the Company’s stock incentive plans, the Company may grant stock option awards to employees, consultants and non-employee members of the Company’s Board of Directors. The Company may grant restricted stock awards to employees, consultants and non-employee members of the Company’s Board of Directors.
On May 16, 2022, the Company adopted the 2022 Equity Incentive Plan (“2022 Plan”) whereby the Company may grant up to 20,000,000 shares of common stock for the Company’s non-voting common stock. Commencing on the first day of each fiscal year beginning January 1, 2023 and ending January 1, 2032, the available shares under the 2022 Plan are to be increased by a number of shares of voting common stock of the Company equal to the lesser of (a) 5% of the aggregate number of shares outstanding on the final day of the immediately preceding fiscal year and (b) such smaller number of shares as determined by a committee as defined in the 2022 Plan. As a result, effective January 1, 2023, the available shares under the 2022 Plan were increased for a new total of 25,520,666 shares. In addition to the 2022 Plan, the Company has outstanding stock awards granted pursuant to the 2021 Stock Option and Incentive Plan for Employees and Consultants (“2021 Plan”) which was effective January 26, 2021, the 2013 Director Stock Incentive

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Plan and the 2013 Employee Stock Incentive Plan (together, the “2013 Plans”), which were both effective November 15, 2013 and the 2008 Director Stock Incentive Plan and the 2008 Employee and Consultant Stock Incentive Plan (“2008 Plans”). During the year ended December 31, 2022, the Company terminated the 2021 Plan and the 2013 Plans, the 2008 Plans was terminated on May 26, 2018. The number of shares issuable in accordance with the Company’s various Employee and Director Stock Incentive Plans at March 31, 2023 and December 31, 2022 were 55,442,207 and 51,123,914 shares, respectively.
Valuation Assumptions
Share-based compensation payments related to stock options are recognized in the condensed consolidated financial statements based on the grant date fair value using the Black-Scholes option pricing model. Share-based compensation expense is recognized over the related service or vesting period, net of actual forfeitures. The following assumptions were used by the Company for determining the fair value of awards granted:
	For the Three Months Ended March 31,
	2023	2022
Weighted-average expected term (years)	5.1 – 6.0	5.0 – 6.0
Volatility (range)	26.2% – 27.5%	24.9% – 26.1%
Risk-free interest rate (range)	3.6% – 3.7%	1.9% – 2.0%
Dividend yield	0.0%	0.0%
Stock options
The Company granted options to purchase shares of preferred stock and non-voting common stock under the Company’s stock incentive plan. There were options to acquire 48,021,607 shares (consisting of 2,241,833 shares of preferred stock and 45,779,774 shares of non-voting common stock) and 44,429,708 shares (consisting of 2,241,833 shares of preferred stock and 42,187,875 shares of non-voting common stock) outstanding at March 31, 2023 and December 31, 2022, respectively. The options are exercisable at prices that range from $5.00 to $13.00 per share. The options generally vest over a period of up to five years and expire after ten years.
The options to purchase shares of preferred stock were granted to directors, employees and consultants under the 2008 Plans which were terminated on May 26, 2018. Share-based compensation expense related to the options for preferred stock had been fully recognized as of December 31, 2021.
The weighted-average grant-date fair value of options granted during the three months ended March 31, 2023 and 2022 was $3.28 and $3.65, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2023 and 2022 was $0.7 million and $3.0 million, respectively.
Share-based compensation expense is included in compensation and benefits expense in the condensed consolidated statements of operations. The following table summarizes information about the stock option activity for the three months ended March 31, 2023 and 2022 (recognized and unrecognized share-based compensation expense, in thousands):
	For the Three Months Ended March 31,
	2023	2022
Share-based compensation expense recognized	$2,331	$2,483
Share-based compensation expense unrecognized	21,853	17,103
Weighted average period of unrecognized share-based compensation cost	2.24 years	2.19 years

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The following table summarizes information about the stock option activity during the three months ended March 31, 2023 and 2022 (aggregate intrinsic value, in thousands):
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	44,429,708	$6.71	5.01	$149,713
Granted	3,840,565	$9.92
Exercised	(187,000)	$6.00
Forfeited	(61,666)	$7.87
Outstanding at March 31, 2023	48,021,607	$6.97	5.31	$165,752
Exercisable at March 31, 2023	38,538,070	$6.37	4.40	$153,854
Outstanding at December 31, 2021	43,289,640	$6.35	5.81	$283,223
Granted	1,169,250	$12.89
Exercised	(375,000)	$5.00
Forfeited	(44,497)	$7.87
Outstanding at March 31, 2022	44,039,393	$6.53	5.72	$284,445
Exercisable at March 31, 2022	32,991,962	$6.01	4.66	$230,310
Additional information regarding stock options outstanding as of March 31, 2023 is as follows (aggregate intrinsic value, in thousands):
		Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$ 5.00	6,000,000	0.64	$5.00	$31,741	6,000,000	$5.00	$31,740
$ 6.00	23,238,026	3.96	$6.00	99,691	23,238,026	$6.00	99,691
$ 6.75	400,000	6.93	$6.75	1,416	400,000	$6.75	1,416
$ 7.00	1,543,378	7.25	$7.00	5,078	1,525,046	$7.00	5,017
$ 7.50	20,000	8.00	$7.50	56	6,667	$7.50	19
$ 7.61	5,737,417	7.73	$7.61	15,376	3,827,238	$7.61	10,257
$ 7.75	406,667	8.06	$7.75	1,033	146,668	$7.75	373
$ 8.07	4,373,484	8.36	$8.07	9,709	2,371,325	$8.07	5,264
$ 8.17	109,000	8.66	$8.17	231	36,336	$8.17	77
$ 9.92	3,840,565	9.99	$9.92	1,421	—	$9.92	—
$ 12.35	190,000	9.50	$12.35	NA	—	$12.35	—
$ 12.89	1,223,250	8.96	$12.89	NA	411,944	$12.89	NA
$ 12.99	574,820	9.20	$12.99	NA	574,820	$12.99	NA
$ 13.00	365,000	9.55	$13.00	NA	—	$13.00	—
	48,021,607	5.31	$6.97	$165,752	38,538,070	$6.37	$153,854

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Additional information regarding stock options outstanding as of December 31, 2022 is as follows (aggregate intrinsic value, in thousands):
		Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$ 5.00	6,000,000	0.89	$5.00	$29,520	6,000,000	$5.00	$29,520
$ 6.00	23,425,026	4.18	$6.00	91,826	23,425,026	$6.00	91,826
$ 6.75	400,000	7.18	$6.75	1,268	316,667	$6.75	1,004
$ 7.00	1,543,378	7.50	$7.00	4,507	1,523,380	$7.00	4,448
$ 7.50	20,000	8.25	$7.50	48	6,667	$7.50	16
$ 7.61	5,740,750	7.97	$7.61	13,261	3,130,246	$7.61	7,231
$ 7.75	440,000	8.31	$7.75	955	146,668	$7.75	318
$ 8.07	4,398,484	8.60	$8.07	8,137	2,396,325	$8.07	4,433
$ 8.17	109,000	8.90	$8.17	191	36,336	$8.17	64
$ 12.35	190,000	9.75	$12.35	NA	—	$12.35	—
$ 12.89	1,223,250	9.21	$12.89	NA	18,750	$12.89	NA
$ 12.99	574,820	9.48	$12.99	NA	574,820	$12.99	NA
$ 13.00	365,000	9.80	$13.00	NA	—	$13.00	—
	44,429,708	5.01	$6.71	$149,713	37,574,885	$6.27	$138,860
Restricted Stock
The Company granted 766,000 shares of restricted voting common stock during the three months ended March 31, 2023 to certain Company executives and other employees. During the three months ended March 31, 2022, the Company granted 421,871 shares of restricted non-voting common stock to certain Company executives and other employees and consultants. The Company grants restricted stock awards that vest upon the satisfaction of both time-based service and performance-based conditions. In certain cases, restricted stock is granted to certain employees that vest only upon the satisfaction of performance-based conditions such as the Company’s consummation of a deemed liquidation event or an IPO. For the three months ended March 31, 2023 and 2022, no share-based compensation expense had been recognized for such awards with a performance condition based on the occurrence of a qualifying event.
The total fair value of restricted stock that vested during the three months ended March 31, 2023 was $0.9 million. No restricted stock vested during the three months ended March 31, 2022. Total compensation expense related to the shares granted was $2.3 million and $1.6 million for the three months ended March 31, 2023 and 2022, respectively, and is included in employee compensation and benefits costs on the condensed consolidated statements of operations. Share-based compensation expense related to the restricted stock awards is measured on the grant date fair value of the Company’s common stock (see Note — 14 Fair Value Measurement for details regarding the Company’s common stock valuation). As of March 31, 2023, there was $33.9 million of unrecognized compensation cost. Of this amount, $20.9 million relates to awards for which the time-based vesting condition is not fully satisfied, the weighted average period of unrecognized share-based compensation cost is 2.22 years. Unrecognized share-based compensation of $13.0 million relates to awards for which performance-based vesting condition had not yet been satisfied.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The following table summarizes information about the unvested restricted stock activities during the three months ended March 31, 2023 and 2022:
	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2022	5,914,401	$8.47
Awarded	766,000	$9.78
Vested	(91,895)	$12.60
Outstanding at March 31, 2023	6,588,506	$8.57
Outstanding at December 31, 2021	5,562,255	$7.82
Awarded	421,871	$12.89
Outstanding at March 31, 2022	5,984,126	$8.18

18.
SEGMENT REPORTING

The Company reports its results of operations through the following three business segments — Options, Equities and Futures. The following is a brief description of the primary business activities of the Company’s three reportable operating segments:
Options — The Options segment includes listed options on the stocks of individual corporations (“equity options”) and options on exchange-traded products (“ETPs”), such as exchange-traded funds (“ETFs”), which are “multi-listed” options and listed on a non-exclusive basis. These options trade on MIAX, MIAX Pearl, and MIAX Emerald, all U.S. national security exchanges. MIAX also offers options on market indices (“index options”). The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, index licensing, and access services.
Equities — The Equities segment includes listed US equities and ETP transaction services that occur on MIAX Pearl as well as BSX, which is primarily focused on listing securities products. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data, routing services, and access services.
Futures — The Futures segment includes transaction services provided by MGEX and Dorman Trading, which includes offerings for trading and clearing of futures products, the licensing of proprietary market data, as well as access services.
Corporate and Other — Corporate and Other includes certain other business ventures, corporate costs and operations including intersegment elimination as such items are not used to evaluate the operating performance of the above segments.
An operating segment is generally defined as a component of business for which discreet financial information is available and whose results are reviewed by the chief operating decision-maker. Operating segments are aggregated into reportable segments if certain criteria are met. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the segments net revenues and operating income. Revenues and cost of revenues are recorded specifically in the segment in which they are earned or to which they relate. The Company directly allocates expenses to the operating segments when reasonably possible to do so.
The Company’s chief operating decision maker does not review segment level assets or statements of operations below operating income (loss) by segments; therefore, such information is not presented below.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The following table presents certain selected financial information for the Company’s reportable operating segments and Corporate and Other (in thousands):
	Three Months Ended March 31, 2023
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenues	$212,493	$36,623	$20,369	$153	$269,638
Less: Cost of revenues	159,163	36,421	14,683	—	210,267
Revenues less cost of revenues	53,330	202	5,686	153	59,371
Operating expenses(1)	24,045	7,756	9,127	9,730	50,658
Operating income (loss)	$29,285	$(7,554)	$(3,441)	$(9,577)	$8,713
	Three Months Ended March 31, 2022
	Options	Equities	Futures	Corporate and Other	Consolidated
Revenues	$174,949	$26,761	$3,573	$334	$205,617
Less: Cost of revenues	128,519	27,727	1,039	—	157,285
Revenues less cost of revenues	46,430	(966)	2,534	334	48,332
Operating expenses(1)	19,799	7,788	7,681	8,481	43,749
Operating income (loss)	$26,631	$(8,754)	$(5,147)	$(8,147)	$4,583

(1)
Depreciation and amortization expense amounted to $2.5 million, $1.5 million and $0.3 million for the Options, Equities and Futures segments, respectively and $0.7 million for Corporate and Other for the three months ended March 31, 2023. Depreciation and amortization expense amounted to $2.5 million, $1.7 million and $0.2 million for the Options, Equities and Futures segments, respectively and $0.7 million for Corporate & Other for the three months ended March 31, 2022.

For the three months ended March 31, 2023 and 2022, respectively, operating expenses allocated to Corporate and Other include $3.1 million of compensation and benefits for both periods, $4.3 million and $3.4 million of professional fees and outside services, and $1.6 million and $1.2 million of general, administrative, and other expenses.

19.
INCOME TAXES

The Company records income tax expense during interim periods based on the best estimate of the full year’s tax rate as adjusted for discrete items, if any that are taken into account in the relevant interim period. Each quarter, the Company updates its estimate of the annual effective tax rate and any change in the estimated rate is recorded on a cumulative basis. The effective tax rate from continuing operations was (143.4%) and 54.6% for the three months ended March 31, 2023 and 2022, respectively.
The Company’s effective tax rate is primarily driven by changes in the valuation allowance due to the scheduling of deferred tax liabilities of indefinite lived intangibles and certain indefinite lived deferred tax assets, as well as state tax. The tax expense recorded for the three months ended March 31, 2023 is a result of the same and the change in fair value of puttable warrants and common stock in the quarter. The change in the valuation allowance due to the changes in the scheduling of these deferred taxes is a result of current year earnings. The state tax due is a result of NOL usage limitations in the states of Illinois and Pennsylvania. The change in fair value of puttable shares and common stock is considered a discrete permanent tax adjustment for the three months ended March 31, 2023.
The Company records valuation allowances against net deferred tax assets based on whether it is more likely than not that the deferred tax assets will be realized. As of March 31, 2023 and 2022, the Company maintains a full valuation allowance against its deferred tax assets.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)

20.
RELATED PARTY TRANSACTIONS

Loan transactions
During 2021, the Company issued convertible promissory notes to certain related parties amounting to $48.1 million at an interest rate of 10% per annum with a maturity date three years from date of issuance (see Note 10 — Debt Obligations). The notes along with all accrued but unpaid interest is convertible at the option of the lender into shares of common stock of the Company at a conversion price of $9.00 per share until the maturity date of such notes. In December 2020, the Company had issued convertible promissory notes to a shareholder of the Company in the principal amount of $5.0 million, at an interest rate of 9.5% per annum. In consideration for making such loan, the Company agreed to extend the expiration dates until December 31, 2023 for an aggregate total of 3,615,693 warrants to purchase Company common stock previously issued. The outstanding principal was $53.1 million at March 31, 2023 and December 31, 2022. The outstanding interest was $1.2 million and $2.5 million at March 31, 2023 and December 31, 2022, respectively.
Financial consulting, placement and professional fees
The Company enters into agreements with companies affiliated with certain shareholders, directors, and executive officers of the Company, to provide consulting services to the Company in exchange for compensation. During the three months ended March 31, 2023 and 2022, the Company paid $0.1 million and $0.6 million, respectively, for certain consulting services. There were no purchases of common stock or warrants to purchase common stock by related parties during the three months ended March 31, 2023 and 2022.

21.
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2023 and 2022 (in thousands, except share and per share data):
	Three Months Ended March 31,
	2023	2022
Net loss	$(2,225)	$(686)
Net loss attributable to non-controlling interest	(91)	(40)
Net loss attributable to Miami International Holdings, Inc.	$(2,134)	$(646)
Weighted-average common shares outstanding:
Basic	112,636,503	104,847,730
Diluted	112,636,503	104,847,730
Net loss per share attributable to common stock:
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The potentially dilutive shares of common stock that have been excluded from the calculation of net loss per share because of the anti-dilutive effect for the three months ended March 31, 2023 and 2022 are as follows:
	Three Months Ended March 31,
	2023	2022
Outstanding stock options	48,021,607	44,039,393
Warrants to purchase shares of common stock	31,356,944	35,312,322
Convertible preferred stock	1,477,405	1,167,934
Debt convertible into shares of common stock	7,019,835	7,800,747
Unvested restricted stock awards	6,588,506	5,984,126
Total potentially diluted shares of common stock	94,464,297	94,304,522

22.
LEASES

The Company has operating leases related to office space and data centers under non-cancellable operating leases that expire at various times through December 2027, some of which include options to renew or extend the lease for an additional 10 years. As of March 31, 2023, there are no leases with residual value guarantees or leases not yet commenced to which the Company is committed. The Company combines the lease and non-lease components of lease payments in determining right of use assets and related lease liabilities.
The Company did not have any short term leases during the three months ended March 31, 2023. Lease expense related to office space amounted to $1.1 million for the three months ended March 31, 2023 and are recorded within occupancy costs in the condensed consolidated statement of operations. Lease expense related to the data center amounted to $1.5 million for the three months ended March 31, 2023 and are recorded within information technology and communication costs in the condensed consolidated statement of operations.
The components of operating lease cost for the three months ended March 31, 2023 were as follows (in thousands):
Operating lease cost:
Fixed lease cost	$1,499
Variable lease cost	1,134
Total operating lease cost	$2,633
Supplemental cash flow information related to the operating leases for the year ended March 31, 2023 is as follows (in thousands):
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,568
The following table presents the supplemental balance sheet information related to operating leases for the three months ended March 31, 2023 (in thousands):
Operating lease right of use assets	$13,262
Total right of use asset	$13,262
Current portion of operating lease liability	$4,556
Non-current operating lease liabilities	10,789
Total leased liabilities	$15,345

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
The Company records the operating lease right of use assets within other assets, net, the current portion of the operating lease liability within accounts payable and other liabilities and the non-current operating lease liabilities within puttable common stock and other non-current liabilities in the condensed consolidated balance sheet.
The Company uses its incremental borrowing rate as the discount rate, which is based on the implied cost of debt. The undiscounted cash flow for future maturities of the Company’s lease liabilities as of March 31, 2023 are as follows (in thousands):
	Operating Lease	Finance Lease
Remainder of 2023	$5,174	$106
2024	5,794	98
2025	5,497	76
2026	2,476	35
2027	760	—
Total lease payments	19,701	315
Less: imputed interest	(4,356)	(18)
Total lease liabilities	15,345	297
Less: current lease liabilities	(4,556)	(134)
Total non-current lease liabilities	$10,789	163
Weighted average remaining lease term (years)	3.20	2.74
Weighted average discount rate	16.09%	3.77%
Company as a lessor
The Company leases office space obtained as part of the acquisition of MGEX. MGEX is a commodities and futures exchange based in Minneapolis, Minnesota. The Company has classified the lease relationship as an operating lease.
The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date (in thousands):
As of March 31, 2023
Remainder of 2023	$861
2024	768
2025	658
2026	648
2027	179
Thereafter	40
Total lease receivable	$3,154

23.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

MIAMI INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (unaudited)
Subsequent to March 31, 2023, the Company purchased minority interests in a privately held company for $1.5 million. The Company also purchased shares amounting to $8.2 million which represents 14.96% ownership in a company listed on a foreign exchange.
Acquisition of LedgerX, LLC
On May 19, 2023, the Company acquired 100% of the membership interests of LedgerX, LLC (LedgerX), a Derivatives Clearing Organization (DCO), Designated Contract Market (DCM), and Swaps Execution Facility (SEF) registered with the CFTC. The Company paid cash consideration of $35.4 million. The acquisition will be accounted for as a business combination. Due to the timing of the acquisition, balances and results of operations of LedgerX are not included in unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of Dorman Trading, LLC
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Dorman Trading, LLC (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in members’ equity, and cash flows for the years then ended that you are filing pursuant to Regulation 1.10 under the Commodity Exchange Act, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission (“CFTC”), and the PCAOB. We have served as the Company’s auditor since 1999.
We conducted our audit in accordance with the standards of the PCAOB and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ RYAN & JURASKA LLP
Chicago, Illinois
October 12, 2022

DORMAN TRADING, LLC
Statements of Financial Condition
	December 31, 2021	December 31, 2020
Assets:
Cash	$2,764,244	$1,404,874
Cash segregated under federal and other regulations	81,010,798	59,809,237
Securities owned, at fair value	10,101,020	8,025,577
Marketable securities – customer segregated	4,899,908	79,887,378
Receivables from:
Broker-dealers and futures commission merchants	38,043,384	34,047,889
Clearing organization	—	1,029,440
Customers	36,558	49,015
Employees and associated persons	50,000	—
Deposits with clearing organizations	90,141,861	74,687,852
Secured demand notes	215,000	215,000
Exchange memberships and stock, at cost (fair value of $3,167,734 at December 31, 2021 and $2,616,935 at December 31, 2020)	1,898,164	1,898,164
Dividends and interest receivable and other assets	428,222	384,910
Total assets	$229,589,159	$261,439,336
Liabilities and Members’ Equity:
Liabilities:
Payables to:
Customers	$199,862,528	$237,376,425
Noncustomers	864,205	52,809
Clearing organization	997,771	—
Redemption payable to former member	181,499	273,109
Bank loan	—	386,500
Deferred tax liability	2,728,973	2,148,655
Deferred rent	175,076	231,331
Accounts payable and accrued expenses	6,408,026	4,503,380
Total liabilities	211,218,078	244,972,209
Liabilities subordinated to claims of general creditors	257,500	257,500
Members’ equity	18,113,581	16,209,627
Total liabilities and members’ equity	$229,589,159	$261,439,336
See accompanying notes to financial statements.

DORMAN TRADING, LLC
Statements of Operations
	Year Ended December 31,
	2021	2020
Revenues:
Commissions and fees	$67,285,407	$52,857,410
Net change in unrealized appreciation in securities owned	2,042,040	(1,469,910)
Trading gain, net	127,933	508,962
Interest and dividend income	421,281	1,238,699
Other	1,049,214	618,081
Total revenues	70,925,875	53,753,242
Expenses:
Commissions, exchange, and clearance	59,951,916	46,312,557
Employee compensation and benefits	4,978,732	4,595,339
Data processing and communications expense	1,387,971	1,254,576
Proprietary trading expense	61,497	—
Occupancy and equipment costs	648,241	946,920
Bank service charges	796,462	804,420
Interest	6,724	135,095
Travel and entertainment	73,540	60,567
Professional fees	217,079	181,152
Other	81,815	91,648
Total expenses	68,203,977	54,382,274
Net income (loss) before taxes	2,721,898	(629,032)
(Provision for income taxes) / income tax benefit	(700,317)	349,195
Net income (loss)	$2,021,581	$(279,837)
See accompanying notes to financial statements.

DORMAN TRADING, LLC
Statements of Changes in Members’ Equity
Balance, December 31, 2020	$16,209,627
Member capital contributions	—
Member capital withdrawal	(117,627)
Net income	2,021,581
Balance, December 31, 2021	$18,113,581
Balance, December 31, 2019	$19,236,394
Member capital contributions	—
Member capital withdrawal	(118,881)
Net loss	(279,837)
Recognition of deferred tax	(2,628,049)
Balance, December 31, 2020	$16,209,627
See accompanying notes to financial statements.

DORMAN TRADING, LLC
Statements of Cash Flows
	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$2,021,581	$(279,837)
Deferred income taxes	580,317	(479,394)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net decrease (increase) in unrealized appreciation in securities owned	(2,042,040)	1,469,910
Gain on extinguishment of bank loan	(386,500)	—
(Increase) decrease in operating assets:
Marketable securities – customer segregated	74,987,470	(17,626,127)
Securities owned, at fair value	(33,403)	151,338
Receivables from:
Broker-dealers and futures commission merchants	(3,995,495)	(27,095,735)
Clearing organization	1,029,440	17,492
Customers	12,457	(23,016)
Employees and associated persons	(50,000)	149,544
Deposits with clearing organizations	(15,454,009)	(10,908,611)
Exchange membership	—	(20,000)
Dividends, interest, and other assets	(43,312)	(82,549)
Increase (decrease) in operating liabilities:
Payables to:
Customers	(37,513,897)	76,433,407
Noncustomers	811,396	(133,547)
Clearing organization	997,771	(29,127)
Redemption payable to former member	(91,610)	(91,609)
Deferred rent	(56,255)	225,103
Accounts payable and accrued expenses	1,904,647	1,604,764
Net cash provided by operating activities	22,678,558	23,282,006
Cash flows from financing activities:
Repayments of subordinated debt	—	386,500
Member capital withdrawal	(117,627)	(118,881)
Net cash (used in) provided by financing activities	(117,627)	267,619
Net increase in cash	22,560,931	23,549,625
Cash at beginning of period	61,214,111	37,664,486
Cash at end of period	$83,775,042	$61,214,111
Reconciliation of cash and segregated cash:
Cash	$2,764,244	$1,404,874
Cash segregated under federal and other regulations	81,010,798	59,809,237
Total	$83,775,042	$61,214,111
Supplemental disclosure of cash flow information:
Cash paid for interest	$7,088	$187,072
Cash paid for income taxes	$120,000	$30,000
Supplemental disclosure of non-cash financing activities:
SBA PPP loan forgiveness	$(386,500)	$—
Total non-cash financing activities	$(386,500)	$—
See accompanying notes to financial statements.

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
1.
Organization and Business

Dorman Trading, LLC (the “Company”) is a limited liability company that was formed January 11, 1995. The Company is registered as a Futures Commission Merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association. The Company is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the New York Mercantile Exchange, the Commodity Exchange, Inc., ICE Clear U.S, and ICE Futures U.S. The Company provides execution and clearing services for professional traders, institutional clients, and individual investors.
Effective June 1, 1995 the Company succeeded substantially all of the assets and liabilities of Dorman Trading Company, which had been a futures commission merchant and a Chicago Board of Trade clearing member since 1980. The Company is headquartered in Chicago, Illinois, which is the principal office.
2.
Summary of Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.
Revenue Recognition
Futures and futures options transactions and the related commission revenue, clearing and exchange fees, and related expenses are recorded on trade date.
The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 606, Revenue from Contracts with Customers. The recognition and revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.
Client Commission Revenue
The Company buys and sells futures and options on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, as well as pricing, and the risk of ownership transferred to/from the customer.
Clearing and Exchange Fees
Clearing and exchange fees generally represent transactional based fees charged by the various exchanges and clearing organizations for which the Company or one of its clearing brokers is a member for the privilege of executing and clearing trades through them. Clearing and exchange fees are generally passed through to the customers’ accounts and are reported gross on the Company’s statement of operations as the Company maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees are passed through

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
2.
Summary of Significant Accounting Policies (continued)

to the customers and the rates at which they are passed through. As clearing and exchange fees are transactional based revenues, they are recognized at a point in time on the trade date when the customer requests the clearance and execution of a trade.
The following table represents a disaggregation of the Company’s revenues from contracts with customers for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021	2020
Commission and fees revenue
Client commission revenue	$22,711,254	$18,999,450
Clearing and exchange fees	44,574,153	33,857,960
	$67,285,407	$52,857,410
Receivables from and Payables to Customers
Receivables from and payables to customers arise primarily in connection with futures transactions and include gains and losses on those transactions. Unrealized gains and losses arising from forward transactions are netted by counterparty, where appropriate, and are recorded as receivables from and payables to customers, as applicable.
Customer deficit accounts are reported gross of customer accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual trading accounts include both secured and unsecured deficit balances due from customers.
The Company monitors the receivables from and payables to customers on a daily basis and interest is accrued and included in the statement of financial condition.
Payables to Noncustomers
Payables to noncustomers represent amounts relating to officers’ and associated persons’ balances carried in commodity trading accounts.
Income Taxes
The Company elected to be taxed as a corporation which is taxed separately from its members.
Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management believes the impact of FASB ASC 740 will have no material impact on its financial statements.
Management has reviewed the Company’s tax positions for the open tax years (current and prior three tax years) and concluded no additional provision for income tax is required in the Company’s financial

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
2.
Summary of Significant Accounting Policies (continued)

statements. The listed open tax years remain subject to examination by tax authorities. The Company included its provision for income taxes in the statement of operations.
Securities and Derivatives Valuation
Securities and Derivatives are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosure (see Note 12).
Exchange Memberships and Trading Rights
The Company’s exchange memberships and trading rights, which represent ownership in the exchanges and provide the Company with the right to conduct business on the exchanges, are reflected in the statement of financial condition at cost. Accounting principles generally accepted in the United States require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management’s estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.
Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in trading losses in the statement of operations.
3.
Segregated Assets

At December 31, 2021 and 2020, assets segregated or held in separate accounts under Federal regulations included in the statements of financial condition are as follows:
	December 31,
	2021	2020
Segregated for customers trading on U.S. futures exchanges:
Cash	$78,846,481	$56,570,657
Marketable Securities	4,899,908	79,887,378
Deposits with clearing organizations	82,841,861	69,997,852
Receivables (payable) to clearing organizations, net	(997,771)	1,027,020
Receivables from broker-dealers and futures commission merchants	21,679,580	10,669,040
	$187,270,059	$218,151,947
	December 31,
	2021	2020
Held in separate accounts for foreign futures and foreign options customers:
Cash	$2,164,317	$3,238,580
Receivables from broker-dealers and futures commission merchants	16,363,804	23,378,849
	$18,528,121	$26,617,429

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
3.
Segregated Assets (continued)

Customers’ funds, regulated under the Commodity Exchange Act, as amended (the “CEAct”), are required to be segregated from the funds of the Company and its employees. Customers’ segregated funds and equities in customers’ regulated trading accounts, as shown in the statements of financial condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin.
At December 31, 2021, the market value of net customers’ options positions totaled approximately ($4,178,000). The market value of securities owned by customers and held by the Company totaled approximately $2,100,000. The amounts are in U.S. Treasury securities. Interest on customer owned securities accrues to the benefit of the customers.
At December 31, 2020, the market value of net customers’ options positions totaled approximately ($940,000). The market value of securities and warehouse receipts owned by customers and held by the Company totaled approximately $7.1 million and $3.3 million, respectively. The amounts are in U.S. Treasury securities and spot commodities, respectively. Interest on customer owned securities accrues to the benefit of the customers.
4.
Deposits with Clearing Organizations

At December 31, 2021, deposits with clearing organizations consisted of cash margins totaling $72,943,958, U.S. Government Securities totaling $9,997,903, and cash guarantee deposits totaling $7,200,000. At December 31, 2020, deposits with clearing organizations consisted of cash margins totaling $50,202,507, U.S. Government Securities totaling $19,995,345, and cash guarantee deposits totaling $4,490,000.
5.
Securities Transactions

For the years ended December 31, 2021 and 2020, the gain of $2,042,040 and loss of ($1,469,910) in securities transactions, respectively, consists of a net increase in an unrealized gain (loss) in the unrestricted common stock of a Commodity Exchange.
	Year Ended December 31,
	2021	2020
Gain (loss) per above	$2,042,040	$(1,469,910)
Loss (income) from operations	(20,459)	1,190,073
Net income/(loss) per statement of operations	$2,021,581	$(279,837)

6.
Liabilities Subordinated to Claims of General Creditors

At December 31, 2021 and 2020, the borrowings under subordination agreements consist of the following:
December 31, 2021
Secured demand notes, non-interest bearing, due October 1, 2023	$125,000
Secured demand notes, non-interest bearing, due January 1, 2024	90,000
215,000
Subordinated notes, 9 percent, due October 1, 2023	42,500
$257,500

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
6.
Liabilities Subordinated to Claims of General Creditors (continued)

December 31, 2020
Secured demand notes, non-interest bearing, due October 1, 2022	$125,000
Secured demand notes, non-interest bearing, due January 1, 2023	90,000
215,000
Subordinated notes, 9 percent, due October 1, 2022	42,500
$257,500
Interest expense on subordinated liabilities totaled $3,825 for both years ended December 31, 2021 and 2020.
Pursuant to the terms of each agreement, each note is renewed for one year upon maturity, unless notified otherwise in advance by the note holder. Notification by the note holder not to renew must be made thirteen months in advance of a maturity date.
All of the borrowings are from the Company’s member and are pursuant to subordinated loan agreements and secured demand loans. The $215,000 of secured demand loans as of December 31, 2021 and 2020 are collateralized by U.S. Government Securities valued at $259,632 and $259,802, respectively.
The subordinated borrowings are covered by agreements approved by the Chicago Mercantile Exchange and are thus available in computing net capital under the CEAct. To the extent that such borrowings are required for the Company’s continued compliance with minimum net capital requirements, they may not be repaid.
7.
Related party transactions

The Company has subordinated loan agreements and secured demand notes due to a member and related persons of the Company. Terms of these agreements are described in Note 6.
Certain exchange memberships owned by members and related persons of the Company, having an aggregate fair market value of approximately $742,400 and $613,200 as of December 31, 2021 and 2020, respectively, are registered for the use of the Company.
8.
Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.
Derivative contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
8.
Guarantees (continued)

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.
Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Company’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.
9.
Concentrations of Credit Risk

The Company is engaged in futures clearing activities in which counterparties primarily include clearing organizations, broker-dealers, other futures commission merchants and other brokers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
At December 31, 2021 and 2020, significant credit concentrations consisted of cash deposited in two banks. The balances exceeded federally insured limits by approximately $83,500,000 and $61,000,000, respectively. Management believes that the Company is not exposed to any significant credit risk on cash or receivables from futures commission merchants to be significant.
10.
Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company has obligations under non-cancelable leases that expire through January 31, 2025.
At December 31, 2021, the aggregate minimum annual rental commitment is as follows:
2022	$404,185
2023	412,283
2024	420,502
2025	35,099
Lease liability	$1,272,069
Rent expense for years ended December 31, 2021 and 2020 was approximately $220,000 and $304,000, respectively.

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
11.
Minimum Capital Requirements

The Company is a futures commission merchant subject to Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. The Company is required to maintain “net capital” equivalent to the greater of $1,000,000 or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the non-customer risk maintenance margin requirement, as these terms are defined.
At December 31, 2021, the Company had adjusted net capital of $16,217,649. Under Regulation 1.17 and under the requirements of the CME Group, Inc., the Company had net capital requirements of $1,819,994 and $5,000,000, respectively.
At December 31, 2020, the Company had adjusted net capital of $14,661,273. Under Regulation 1.17 and under the requirements of the CME Group, Inc., the Company had net capital requirements of $2,853,602 and $5,000,000, respectively.
The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.
12.
Fair Value Measurements and Disclosure

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
•
Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•
Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

•
Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.
At December 31, 2021, the Company’s Level 1 assets consisted of U.S. Government Securities and securities owned with fair values of $14,897,811 and $10,101,020, respectively. The Company held no Level 2 or Level 3 investments at December 31, 2021.
At December 31, 2020, the Company’s Level 1 assets consisted of U.S. Government Securities and securities owned with fair values of $99,882,723 and $8,025,577, respectively. The Company held no Level 2

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
12.
Fair Value Measurements and Disclosure (continued)
or Level 3 investments at December 31, 2020.

13.
Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related to contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as “hedges” and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.
The Company executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.
In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer’s obligations. The Company controls this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and requires additional collateral when necessary. The Company requires a customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer’s activities may be subject to above normal market risks.
Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.
Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.
14.
401 (k) Plan

The Company has established a salary reduction (401 (k)) plan for qualified employees. This is a “Safe Harbor” plan and requires the Company to contribute at least 3% of the eligible regular earnings of qualified employees up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employer contributions made to the plan for both years ended December 31, 2021 and 2020 was approximately $116,000.
15.
Bank Loan

As of December 31, 2020, the Company has a bank loan through the US Small Business Administration. The loan of $386,500 was due on April 15, 2022, with an interest rate of 1.0 percent. The loan had been forgiven in January 2021 and was utilized to pay for the required expenses for the Paycheck Protection Program guidelines.

DORMAN TRADING, LLC
Notes to Financial Statements
December 31, 2021 and 2020
16.
Income Taxes

The Company has a deferred tax liability of $2,728,973 and $2,148,655, as a result of cumulative unrealized appreciation of $9,744,095 and $7,702,055 on CME Group Inc. securities owned, and is reflected on the statement of financial condition as of December 31, 2021 and 2020, respectively. The CME Group Inc. shares are required to be held for operating purposes to support the Company’s proprietary trading group. During the years ended December 31, 2021 and 2020, the deferred tax liability decreased by approximately $580,000 and $480,000, respectively, which is included in provision for income taxes / income tax benefit on the statement of operations.
17.
Subsequent Events

Management has evaluated events and transactions through October 12, 2022, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company’s financial statements.

Dorman Trading, LLC
Condensed Statements of Financial Condition (Unaudited)
	September 30, 2022	December 31, 2021
Assets
Cash	$3,039,063	$2,764,244
Cash segregated under federal and other regulations	19,992,019	81,010,798
Securities owned, at fair value	7,930,609	10,101,020
Marketable securities – customer segregated	4,846,067	4,899,908
Receivables from:
Broker-dealers and futures commission merchants	7,390,104	38,043,384
Clearing organization	21,472	—
Customers	23,187	36,558
Employees and associated persons	—	50,000
Deposits with clearing organizations	96,854,288	90,141,861
Right of use asset	725,673	—
Secured demand notes	—	215,000
Exchange memberships and stock, at cost (fair value of $3,333,534 at September 30, 2022 and $3,167,734 at December 31, 2021)	2,949,339	1,898,164
Dividends and interest receivable and other assets	371,920	428,222
Total assets	$144,143,741	$229,589,159
Liabilities and Members’ Equity
Liabilities:
Payables to:
Customers	$118,313,919	$199,862,528
Noncustomers	515,584	864,205
Clearing organization	521,362	997,771
Redemption payable to former member	89,890	181,499
Deferred tax liability	2,094,652	2,728,973
Federal tax liability	41,588	—
Deferred rent	—	175,076
Lease liability	895,780	—
Accounts payable and accrued expenses	4,564,830	6,408,026
Total liabilities	127,037,605	211,218,078
Liabilities subordinated to claims of general creditors	—	257,500
Members’ equity	17,106,136	18,113,581
Total liabilities and members’ equity	$144,143,741	$229,589,159
See accompanying notes to condensed financial statements.

Dorman Trading, LLC
Condensed Statements of Operations (Unaudited)
	Nine Months Ended September 30,
	2022	2021
Revenues:
Commissions and fees	$57,473,876	$52,024,746
Net change in unrealized appreciation in securities owned	(2,258,520)	498,520
Trading gain, net	—	117,507
Interest and dividend income	904,513	213,234
Other	228,523	901,765
Total revenues	56,348,392	53,755,772
Expenses:
Commissions, exchange, and clearance	52,081,581	46,702,429
Employee compensation and benefits	3,343,338	3,091,675
Data processing and communications expense	1,017,662	988,820
Proprietary trading expense	—	57,491
Occupancy and equipment costs	652,543	459,768
Bank service charges	237,414	638,466
Interest	68,638	5,069
Travel and entertainment	72,023	47,657
Professional fees	226,311	134,373
Other	61,741	54,835
Total expenses	57,761,251	52,180,583
Net (loss) income before taxes	(1,412,859)	1,575,189
Income tax benefit (provision for income taxes)	521,299	(136,234)
Net (loss) income	$(891,560)	$1,438,955
See accompanying notes to condensed financial statements.

Dorman Trading, LLC
Condensed Statements of Changes in Members’ Equity (Unaudited)
Balance, December 31, 2021	$18,113,581
Member capital contributions	—
Member capital withdrawal	(115,885)
Net loss	(891,560)
Balance, September 30, 2022	$17,106,136
Balance, December 31, 2020	$16,209,627
Member capital contributions	—
Member capital withdrawal	(118,880)
Net income	1,438,955
Balance, September 30, 2021	$17,529,702
See accompanying notes to condensed financial statements.

Dorman Trading, LLC
Condensed Statements of Cash Flows (Unaudited)
	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net (loss) income	$(891,560)	$1,438,955
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Net decrease (increase) in unrealized appreciation in securities owned	2,258,520	(498,520)
Gain on extinguishment of bank loan	—	(386,500)
Deferred income taxes	(634,321)	136,234
(Increase) decrease in operating assets:
Marketable securities – customer segregated	53,841	74,988,107
Securities owned, at fair value	(88,109)	(20,802)
Receivables from:
Broker-dealers and futures commission merchants	30,653,280	(2,121,483)
Clearing organization	(21,472)	895,653
Customers	13,371	(94,129)
Employees and associated persons	50,000	(50,000)
Secured demand notes	215,000	—
Right of use asset	(725,673)	—
Deposits with clearing organizations	(6,712,427)	(13,793,924)
Exchange membership	(1,051,175)	—
Dividends, interest, and other assets	56,302	250,257
Increase (decrease) in operating liabilities:
Payables to:
Customers	(81,548,609)	27,020,916
Noncustomers	(348,621)	51,152
Clearing organization	(476,409)	1,819,055
Redemption payable to former member	(91,609)	(91,610)
Federal tax liability	41,588	—
Deferred rent	(175,076)	(36,090)
Lease liability	895,780	—
Accounts payable and accrued expenses	(1,843,196)	2,048,292
Net cash (used in) provided by operating activities	(60,370,575)	91,555,563
Cash flows from financing activities:
Repayments of subordinated debt	(257,500)	—
Member capital withdrawal	(115,885)	(118,880)
Net cash used in financing activities	(373,385)	(118,880)
Net (decrease) increase in cash	(60,743,960)	91,436,683
Cash at beginning of period	83,775,042	61,214,111
Cash at end of period	$23,031,082	$152,650,794
Reconciliation of cash and segregated cash:
Cash	$3,039,063	$3,233,311
Cash segregated under federal and other regulations	19,992,019	149,417,483
Total	$23,031,082	$152,650,794
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$5,451
Cash paid for income taxes	$—	$120,000
Supplemental disclosure of non-cash financing activities:
SBA PPP loan forgiveness	$—	$(386,500)
Total non-cash financing activities	$—	$(386,500)
See accompanying notes to condensed financial statements.

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
1.
Organization and Business

Dorman Trading, LLC (the “Company”) is a limited liability company that was formed January 11, 1995. The Company is registered as a Futures Commission Merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association. The Company is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the New York Mercantile Exchange, the Commodity Exchange, Inc., ICE Clear U.S, and ICE Futures U.S. The Company provides execution and clearing services for professional traders, institutional clients, and individual investors.
Effective June 1, 1995 the Company succeeded substantially all of the assets and liabilities of Dorman Trading Company, which had been a futures commission merchant and a Chicago Board of Trade clearing member since 1980. The Company is headquartered in Chicago, Illinois, which is the principal office.
2.
Summary of Significant Accounting Policies

Basis of Presentation
These unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These unaudited condensed financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with our audited financial statements and related notes thereto for the year ended December 31, 2021.
The accompanying unaudited condensed financial statements reflect all adjustments that are, in our opinion, necessary for a fair presentation of results for the interim periods presented. We believe these adjustments are of a normal recurring nature.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its condensed financial statements are reasonable and prudent. Actual results could differ from these estimates. Summary of Significant Accounting Policies, continued
Leases
The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. Beginning January 1, 2022, the Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.
Prior to the adoption of Accounting Standards Codification (ASC) 842, Leases, operating lease rent expense was recognized on a straight-line basis over the lease term.
Recent Accounting Pronouncements — Adopted
On January 1, 2022, the Company adopted the new leasing standard (Topic 842), including related updates using the modified retrospective approach. There was no cumulative-effect adjustment to beginning

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
accumulated earnings/deficit as of the adoption date. The new standard provides a number of optional practical expedients in transition.
The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with the Company’s short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.
3.
Segregated Assets

At September 30, 2022 and December 31, 2021, assets segregated or held in separate accounts under Federal regulations included in the condensed statements of financial condition are as follows:
	September 30, 2022	December 31, 2021
Segregated for customers trading on U.S. futures exchanges:
Cash	$17,720,195	$78,846,481
Marketable Securities	4,846,067	4,899,908
Deposits with clearing organizations	91,709,656	82,841,861
Payable to clearing organizations, net	(499,612)	(997,771)
Receivables from broker-dealers and futures commission merchants	4,412,769	21,679,580
	$118,189,075	$187,270,059
	September 30, 2022	December 31, 2021
Held in separate accounts for foreign futures and foreign options customers:
Cash	$2,271,825	$2,164,317
Receivables from broker-dealers and futures commission merchants	2,977,335	16,363,804
	$5,249,160	$18,528,121
Customers’ funds, regulated under the Commodity Exchange Act, as amended (the “CEAct”), are required to be segregated from the funds of the Company and its employees. Customers’ segregated funds and equities in customers’ regulated trading accounts, as shown in the condensed statements of financial condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin.
At September 30, 2022 and December 31, 2021, the market value of net customers’ options positions totaled approximately $4,300,000 and ($4,178,000), respectively. As of September 30, 2022 and December 31, 2021, the market value of securities owned by customers and held by the Company totaled approximately $166,395,000, and $2,100,000, respectively. The amounts are in U.S. Treasury securities. Interest on customer owned securities accrues to the benefit of the customers.
4.
Deposits with Clearing Organizations

At September 30, 2022, deposits with clearing organizations consisted of cash margins totaling $81,951,723, U.S. Government Securities totaling $10,117,565, and cash guarantee deposits totaling $4,785,000.

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
At December 31, 2021, deposits with clearing organizations consisted of cash margins totaling $72,943,958, U.S. Government Securities totaling $9,997,903, and cash guarantee deposits totaling $7,200,000.
5.
Securities Transactions

For the nine months ended September 30, 2022 and September 30, 2021, the loss of $2,258,520 and gain of $498,520 in securities transactions, respectively, consists of a net decrease in an unrealized gain in the unrestricted common stock of a Commodity Exchange.
	Nine Months Ended September 30,
	2022	2021
(Loss) gain per above	$(2,258,520)	$498,520
Income from operations	1,366,960	940,435
Net (loss)/income per condensed statement of operations	$(891,560)	$1,438,955

6.
Liabilities Subordinated to Claims of General Creditors

At September 30, 2022, there were no outstanding borrowings under subordination agreements. At December 31, 2021, the borrowings under subordination agreements consist of the following:
December 31, 2021
Secured demand notes, non-interest bearing, due October 1, 2023	$125,000
Secured demand notes, non-interest bearing, due January 1, 2024	90,000
215,000
Subordinated notes, 9 percent, due October 1, 2023	42,500
$257,500
Interest expense on subordinated liabilities totaled $2,231 and $2,869 for the nine months ended September 30, 2022 and September 30, 2021, respectively.
Pursuant to the terms of each agreement, each note is renewed for one year upon maturity, unless notified otherwise in advance by the note holder. Notification by the note holder not to renew must be made thirteen months in advance of a maturity date.
All of the borrowings are from the Company’s member and are pursuant to subordinated loan agreements and secured demand loans. The $215,000 of secured demand loans are collateralized by U.S. Government Securities valued at $259,632 on December 31, 2021. The amounts have been paid off during the nine months ended September 30, 2022.
The subordinated borrowings are covered by agreements approved by the Chicago Mercantile Exchange and are thus available in computing net capital under the CEAct. To the extent that such borrowings are required for the Company’s continued compliance with minimum net capital requirements, they may not be repaid.
7.
Related party transactions

The Company has subordinated loan agreements and secured demand notes due to a member and related persons of the Company. Terms of these agreements are described in Note 6.
On December 31, 2021, certain exchange memberships owned by members and related persons of the Company, having an aggregate fair value of approximately $742,400 are registered for the use of the Company. On September 30, 2022, the Company had no exchange memberships owned by members or related persons pledged to the Company.

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
8.
Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.
Derivative contracts
Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.
The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.
Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general the Company’s guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the condensed financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.
9.
Concentrations of Credit Risk

The Company is engaged in futures clearing activities in which counterparties primarily include clearing organizations, broker-dealers, other futures commission merchants and other brokers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
At September 30, 2022 and December 31, 2021, significant credit concentrations consisted of cash deposited in two banks. The balances exceeded federally insured limits by approximately $22,500,000 and $83,500,000, respectively. Management believes that the Company is not exposed to any significant credit risk on cash or receivables from futures commission merchants to be significant.
10.
Lease

The Company conducts its operations in a single leased office facility and annual rent is charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor.

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
The Company has obligations under non-cancelable leases that expire through January 31, 2025. The company used an implicit rate of 4.00%.
At September 30, 2022, the aggregate minimum annual rental commitment is as follows:
Remainder of 2022	$101,211
2023	412,283
2024	420,502
2025	35,098
969,094
Interest	(73,314)
Lease liability	$895,780
Rent expense for nine months ended September 30, 2022 and 2021 was approximately $288,000 and $147,000, respectively. The components of operating lease cost for the nine months ended September 30, 2022 were as follows:
Operating lease cost:
Fixed lease cost	$330,843
Variable lease cost	18,350
Income from sublease	(61,193)
Total operating lease cost	$288,000
Supplemental cash flow information related to the operating leases for the nine months ended September 30, 2022 is as follows:
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases	$355,745
Right of use assets obtained in exchange for lease obligations: Right of use assets obtained in exchange for new operating lease obligations	$—

11.
Minimum Capital Requirements

The Company is a futures commission merchant subject to Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. The Company is required to maintain “net capital” equivalent to the greater of $1,000,000 or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the non-customer risk maintenance margin requirement, as these terms are defined.
At September 30, 2022, the Company had adjusted net capital of $14,016,837. Under Regulation 1.17 and under the requirements of the CME Group, Inc., the Company had net capital requirements of $2,292,477 and $5,000,000, respectively.
At December 31, 2021, the Company had adjusted net capital of $16,217,649. Under Regulation 1.17 and under the requirements of the CME Group, Inc., the Company had net capital requirements of $1,819,994 and $5,000,000, respectively.
The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.
12.
Fair Value Measurements and Disclosure

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
•
Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•
Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

•
Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.
At September 30, 2022, the Company’s Level 1 assets consisted of U.S. Government Securities and securities owned with fair values of $14,704,001 and $7,930,609, respectively. The Company held no Level 2 or Level 3 investments at September 30, 2022.
At December 31, 2021, the Company’s Level 1 assets consisted of U.S. Government Securities and securities owned with fair values of $14,897,811 and $10,101,020, respectively. The Company held no Level 2 or Level 3 investments at December 31, 2021.
13.
Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related to contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as “hedges” and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.
The Company executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.
In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer’s obligations. The Company controls this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and requires additional collateral when necessary. The Company requires a customer

Dorman Trading, LLC
Notes to Condensed Financial Statements (Unaudited)
to deposit additional margin collateral, or reduce positions, if it is determined that the customer’s activities may be subject to above normal market risks.
Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.
Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.
14.
401 (k) Plan

The Company has established a salary reduction (401 (k)) plan for qualified employees. This is a “Safe Harbor” plan and requires the Company to contribute at least 3% of the eligible regular earnings of qualified employees up to a defined maximum, and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employer contributions to be made to the plan for the nine months ended September 30, 2022 are expected to be $22,104. Employer contributions allocated to plan during the nine months ended September 30, 2021 were approximately $24,413.
15.
Income Taxes

At September 30, 2022, the Company has a deferred tax liability of $2,094,652, as a result of cumulative unrealized appreciation of $7,485,575 on CME Group Inc. securities owned, and is reflected on the condensed statement of financial condition. During the nine months ended September 30, 2022, the deferred tax liability decreased by approximately $634,321, which is included in income tax benefit on the condensed statement of operations.
At December 31, 2021, the Company has a deferred tax liability of $2,728,973, as a result of cumulative unrealized appreciation of $9,744,095 on CME Group Inc. securities owned, and is reflected on the condensed statement of financial condition. The CME Group Inc. shares are required to be held for operating purposes to support the Company’s proprietary trading group. During the year ended December 31, 2021, the deferred tax liability decreased by approximately $580,580, which is included in provision for income taxes on the condensed statement of operations.
16.
Subsequent Events

Management has evaluated events and transactions through November 14, 2022, noting a material event requiring disclosure in the Company’s unaudited condensed financial statements. On October 19, 2022 the Company was acquired by Miami International Holdings, Inc. The entire staff of the Company has been retained and continues to handle the day-to-day operations of the Company.

Report of Independent Certified Public Accountants
Board of Directors
LedgerX LLC
Opinion
We have audited the financial statements of LedgerX LLC (a Delaware Limited Liability Company) (the “Company”), which comprise the statement of financial condition as of December 31, 2022, and the related statements of operations, changes in member’s equity, and cash flows for the year then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for opinion
We conducted our audit of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Emphasis of matter
As discussed in Note 2 to the financial statements, the Company has adopted new accounting guidance in theyear ended December 31, 2022 related to the accounting for obligations to safeguard crypto-assets for platformusers. Our opinion is not modified with respect to this matter.
Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with US GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Grant Thornton LLP
New York, New York
March 31, 2023 (except for the section of Note 2 entitled Adoption of SAB 121, as to which the date is July 26, 2023)

LedgerX LLC
Statement of Financial Condition
As of December 31, 2022
Assets
Cash and cash equivalents	$104,874,987
Participant margin deposits	17,172,195
ACH reserve deposits	908,833
Safeguarded customer digital assets	42,920,096
Accounts and other receivable, net of allowance	2,091,186
Other current assets	739,089
Other assets	47,782
Total Assets	$168,754,168
Liabilities and Member’s Equity
Liabilities
Accounts payable and other liabilities	$6,377,696
Participant margin deposits	17,172,195
ACH reserve deposits	2,256,063
Safeguarded customer digital asset liabilities	42,920,096
Contract liability	1,250,000
Total Liabilities	69,976,050
Commitments and Contingencies (Note 8)
Total Member’s Equity	98,778,118
Total Liabilities and Member’s Equity	$168,754,168
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Operations
Year ended December 31, 2022
Revenues
Trading fees	$1,170,290
Clearinghouse fees	403,990
Withdrawal fees	26,471
Total Revenues	1,600,751
Expenses
Communications and technology	2,209,584
Trading and clearing fees	119,437
Compensation and employer taxes	7,771,736
Professional fees and outside services	5,679,058
General & administrative	314,253
Management charge	2,643,336
Other expenses	186,257
Total Expenses	18,923,661
Net Operating Loss	(17,322,910)
Other Income / (Expense)
Interest income	12,163
Unrealized digital assets gain / (loss)	(43,791)
Other non-operating income / (expense)	(1,975,000)
Total Other Income / (Expense)	(2,006,628)
Net Loss	$(19,329,538)
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Changes in Member’s Equity
Year ended December 31, 2022
Member’s Equity
Balance at January 1, 2022	$265,646,174
Capital contributions	27,461,482
Capital distributions	(175,000,000)
Net Loss	(19,329,538)
Balance at December 31, 2022	$98,778,118
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Cash Flows
Year ended December 31, 2022
Cash flows from operating activities:
Net loss	$(19,329,538)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid by Member	131,129
Change in operating assets and liabilities:
Accounts and other receivables, net of allowance	(1,906,844)
Other current assets	(136,290)
Other assets	10,809
Accounts payable and other liabilities	5,370,193
Participant margin deposits	(52,957,758)
ACH reserve deposits	1,256,019
Contract liability	575,000
Net Cash and Cash Equivalents Used In Operating Activities	(66,987,280)
Cash flows from investing activities:
Redemption of investment in LedgerPrime Digital Asset Opportunities Fund, LLC	2,800,000
Net Cash and Cash Equivalents Provided By Investing Activities	2,800,000
Cash flows from financing activities:
Capital contributions	27,250,000
Capital distributions	(175,000,000)
Net Cash and Cash Equivalents Used In Financing Activities	(147,750,000)
Net change in cash and cash equivalents	(211,937,280)
Cash and cash equivalents, beginning of year	334,893,295
Cash and Cash Equivalents, End of Year	$122,956,015
Reconciliation of cash and cash equivalents:
Cash and cash equivalents	$104,874,987
Participant margin deposits	17,172,195
ACH reserve deposits	908,833
Total	$122,956,015
The accompanying notes are an integral part of these financial statements.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022

1.
DESCRIPTION OF BUSINESS

LedgerX LLC (“LedgerX” or the “Company”), a Delaware limited liability company, was organized on April 8, 2014, as a wholly owned subsidiary of its parent company, Ledger Holdings Inc. (“Ledger Holdings” or “Parent”), formerly known as NYBX Inc.
LedgerX is a trading and clearing platform that has been granted regulatory approval from the U.S. Commodity Futures Trading Commission (“CFTC”) to trade and clear futures, swaps and options. LedgerX is registered with the CFTC as a Swap Execution Facility (“SEF”), Derivatives Clearing Organization (“DCO”), and Designated Contract Market (“DCM”); the Company’s approvals were granted on July 6, 2017, July 24, 2017, and June 24, 2019, respectively.
On October 16, 2017, the Company commenced its principal business activities, making LedgerX the first federally regulated exchange and clearing house to list and clear fully- collateralized, physically settled Bitcoin swaps and options for the institutional market, as well as other eligible participants, including US persons in the retail market. On June 24, 2019, the Company began to list and clear fully-collateralized, physically settled Bitcoin futures. On June 30, 2021, the Company began to list and clear fully-collateralized, physically settled Ethereum swaps and options.
On May 24, 2020, through its clearinghouse, the Company executed its first Clearing Service Agreement (“CSA”) with a third-party exchange that provides clearing and settlement services. LedgerX’s clearing business strives to be the first stop for startup exchanges.
On October 13, 2021, Ledger Holdings was acquired by West Realm Shires Inc., the parent of West Realm Shires Services Inc. (“FTX.US”). On November 11, 2022, and November 14, 2022, FTX Trading Ltd., West Realm Shires Inc., and other affiliated entities, including Ledger Holdings, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “FTX Bankruptcy”). The Company was not included in the bankruptcy filings and continues its operations in the normal course of business.
LedgerX generates revenue primarily from transaction and clearing fees for trades executed on its exchange and contracts centrally cleared in its clearing house. On September 2, 2020, the CFTC approved an amended DCO order of registration, removing the digital assets and swaps restrictions on cleared products.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Material estimates that are susceptible to significant change relate to the valuation of digital assets and determination of allowance for doubtful accounts. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from those estimates.
Recently Adopted Accounting Pronouncements
On February 25, 2016, the FASB released ASU 2016-02, Leases, which codifies ASC 842 and replaces the guidance in ASC 840. ASU 2016-02 requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability on the balance sheet for substantially all leases, except for short-term leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Statement of Operations. The Company adopted the standard on January 1, 2022. The adoption of the standard did not materially impact the Company’s financial statements.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
Adoption of SAB 121
On March 31, 2022, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 sets out interpretive guidance from the staff of the SEC regarding the accounting for obligations to safeguard crypto assets that an entity holds for its customers. Safeguarding is defined as taking actions to secure customer crypto assets and the associated cryptographic key information and protecting them from loss, theft or other misuse. The guidance requires an entity to recognize a liability for the obligation to safeguard the users’ assets and recognize an associated asset for the crypto assets being safeguarded. SAB 121 is effective for interim or annual periods ending after June 15, 2022, and the Company adopted SAB 121 retrospectively as of January 1, 2022. Prior to the adoption of SAB 121, safeguarded customer digital assets and liabilities were not reflected on the financial statements, but instead were recorded off-balance sheet. The balances at December 31, 2022 for both safeguarded customer digital assets and safeguarded customer digital asset liabilities were $42.9M and are recorded on the accompanying statement of financial condition, respectively.
The categorization of digital assets within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
	December 31, 2022
Assets	Level 1	Level 2	Level 3	Total
Safeguarded customer digital assets*	$—	$42,920,096	$—	$42,920,096
Total Assets	$—	$42,920,096	$—	$42,920,096
Liabilities	Level 1	Level 2	Level 3	Total
Safeguarded customer digital asset liabilities	$—	$42,920,096	$—	$42,920,096
Total Liabilities	$—	$42,920,096	$—	$42,920,096

*
At December 31, 2022, Bitcoin and Ethereum were the only two digital assets held by LedgerX and traded on the exchange. The balances were as follows:

Digital Asset	Number of Units	Valuation per Unit	Fair Value (in millions)	Percentage of Total
Bitcoin	2,166	$16,530	$35.8	83.4%
Ethereum	5,954	1,195	$7.1	16.6%
Total			$42.9	100.0%
The safeguarded customer digital assets and corresponding liabilities are classified as Level 2, because they do not trade in active markets, and are valued using quoted prices on an active exchange that has been identified as the principal market for the underlying digital assets that are being held by our third-party custodian for the benefit of our members.
Liquidity and Going Concern
The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the date the financial statements are available for issuance. LedgerX has required significant amounts of capital to support its operations prior to the commencement of its business activities and will continue to require such amounts until the Company is able to generate a steady revenue stream from its principal activities. The Company’s ability to continue operations after its current cash resources are exhausted depends on it successfully securing additional financing or achieving profitable operations in the medium term.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
U.S. GAAP requires that a Company evaluate at each reporting period its ability to continue as a going concern. A company’s ability to continue as a going concern is dependent on its ability to generate future profitable operations or to obtain the necessary financing to meet its obligations and cover its liabilities for twelve months from the date the financial statements are available for issuance. If a company has no assurance that it will be successful in generating positive cash flows or that sufficient funds can be raised in a timely manner, these conditions indicate the existence of a material uncertainty which casts doubt about the company’s ability to continue as a going concern.
Due to the nature of the Company’s business, working capital is required to support the Company’s legal and regulatory compliance costs, as well as its normal operating costs. During the period from inception through October 12, 2021, the Company’s operations have mostly been funded by Ledger Holdings, which raised capital primarily through private sales of equity. On October 13, 2021, Ledger Holdings was acquired by West Realm Shires Inc, which is also the parent of FTX.US, and at that point up until the FTX Bankruptcy, LedgerX’s operations were primarily funded by capital contributions from West Realm Shires Inc. and its subsidiaries. However, the Company believes there is sufficient cash flows to meet operating expenses and obligations through the next twelve months and could take certain actions, if necessary, to reduce operating expenses and/or operating cash flows.
Fair Value Measurement and Fair Value of Digital Assets
To determine the principal market for a digital asset, the Company considers only digital asset exchanges that have sufficient volume and liquidity, have a U.S. presence, have an online platform, and publish transaction price and volume data continuously. The principal market must also be compliant with U.S. federal and state licensing requirements and practices regarding anti-money laundering procedures. The Company reviews and determines its principal market at least annually, or more frequently as needed.
Due to the above requirements as well as other factors, and in accordance with ASC 820 — Fair Value Measurement, the Company has chosen Coinbase, Inc. (“Coinbase”) to be the principal market for digital assets at December 31, 2022. The Company determines the fair value of digital assets, in U.S. dollars (“USD”), on its balance sheet using the prevailing spot market price provided by Coinbase on the last day of the accounting period.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets and liabilities, unadjusted quotes prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and,
Level 3: Unobservable inputs that are supported by little or no market data for the related assets or liabilities.
Investment in LedgerPrime Digital Asset Opportunities Fund, LLC
The Company’s investment in the LedgerPrime Digital Asset Opportunities Fund, LLC (the “Fund”) is reported at fair value. U.S. GAAP guidance provides for the use of net asset value (“NAV”) as a “Practical Expedient” for estimating the fair value of alternative investments. NAV reported by the Fund’s Administrator is used as a practical expedient to estimate the fair value of the Company’s investment therein.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
On January 28, 2022, LedgerX and LedgerPrime LLC (“LedgerPrime”) approved a request to transfer 100% of LedgerX’s interest in the Fund, valued as of December 31, 2021, to LedgerPrime with an effective date of January 1, 2022. In consideration of the transfer, LedgerX received $2.8M in cash in January 2022 from West Realm Shires Services Inc, on behalf of LedgerPrime.
Subsequent to that transaction, LedgerX carried no investment in the Fund and therefore the balance on the Statement of Financial Condition at December 31, 2022 was zero.

3.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less at the time of purchase, at various banks.
The Company currently maintains proprietary operating cash accounts at federally insured U.S. banks in checking accounts, money market funds, or other highly liquid short-term investments that are easily accessible and readily convertible into cash. The Company places its deposits with highly rated financial institutions; however, a portion of these investments may exceed FDIC-insured levels from time to time.
Cash and cash equivalents totaled approximately $123.0M at December 31, 2022. Cash held for the operations of the business was approximately $15.3M at December 31, 2022.
The Company also maintains cash which is not available for general business purposes because of regulatory or other restrictions. Under CFTC Regulation §39.11(a)(2), the Company is required to maintain sufficient liquid resources to cover at least one year of projected operating expenses. At December 31, 2022, the Company had approximately $14.6M in cash, including a buffer, reserved in order to satisfy its regulatory capital requirement for the combined SEF, DCO, and DCM. This cash was included in cash and cash equivalents. The Company also held $75M in cash, which was intended to be distributed to West Realm Shires Inc., and was included in cash and cash equivalents.
Participant margin deposits consist of participant U.S. dollar (“USD”) margin deposits of approximately $17.2M, which are held in a LedgerX participant custody account (“Custody Account”) and are appropriately segregated from LedgerX proprietary operational accounts (“LedgerX Proprietary Account”). The only transfers between the Custody Account to a LedgerX Proprietary Account are the withdrawal of fees owed from participants to LedgerX. Fees are accrued during the month and are transferred to the LedgerX Proprietary Account after the month-end date.
ACH reserve deposits consist of approximately $0.9M in U.S. dollars (“USD”). LedgerX’s clearing house acts as a counterparty to all trades consummated on a third-party exchange, KalshiEX LLC (“Kalshi”). These trades are fully collateralized in USD and in order to trade on Kalshi, a participant must deposit USD to LedgerX’s Custody Account via wire or via the Automated Clearing House network (“ACH”). For participants that select to deposit via ACH, there is default risk on their deposits due to lack of liquidity, operational failure or other reasons. In order to ensure the full collateralization of trading with Kalshi participants, the Company has required Kalshi to set aside a reserve to cover any such potential participant defaults, and we establish and monitor thresholds and reserve requirements for such a reserve. Currently, the Kalshi reserve requirement is $1.0M.
Cash and cash equivalents cash at December 31, 2022 was as follows:
Cash and cash equivalents	$104,874,987
Participant margin deposits	17,172,195
ACH reserve deposits	908,833
Total	$122,956,015

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022

4.
PARTICIPANT MARGIN DEPOSITS

Full-Collateralization
Generally, participant agreements require that accounts and transactions be fully- collateralized, which requires that participants post sufficient cash (USD) and/or digital asset margin deposits prior to trade execution in order to satisfy the maximum potential loss on all open positions. In addition, Participants may opt into a collateral netting system that allows a Participant’s required collateral for a given option to be netted with the Participant’s other options of the same type and term. In all cases, LedgerX still holds the maximum potential loss on the entire portfolio of positions.
Cash participant margin deposit balances are recorded as an asset and offsetting liability (participant margin deposits) on the statement of financial condition.
Cash and digital assets held as participant margin deposits at fair value at December 31, 2022, were as follows:
Cash participant margin deposits	$17,172,195
Safeguarded customer digital assets	$42,920,096
Total	$60,092,291
LedgerX maintains custody of digital asset margin deposits on behalf of participants to support their trading portfolio. The Company has control of the participant’s digital assets, held at BitGo Trust on behalf of LedgerX (for cold wallets) and BitGo by LedgerX (for hot and warm wallets). Participant digital asset margin deposits are maintained in the Company’s participant digital wallets and are not commingled with LedgerX’s proprietary digital assets. The Company uses consolidated wallets to pool participants’ digital assets but maintains a separate ledger to designate each participant’s digital asset balance.
At December 31, 2022, Bitcoin and Ethereum were the only two digital assets held by the Company and traded on the exchange.

5.
ACH RESERVE DEPOSITS

The clearing house performs the role of central counterparty (“CCP”) to each trade matched by exchanges that clear through the clearing house, including Kalshi. The original trade between a buyer and seller is novated such that the CCP steps between the initial parties to become their new substitute counterparty. In that way, the clearinghouse becomes the buyer to every seller and the seller to every buyer, thereby ensuring the future performance of all open contracts. The clearing house is able to sustain this role by having precisely equal and offsetting claims to and from participants on the opposite sides of each contract.
Currently, the clearinghouse also ensures its ability to perform the role of CCP by requiring that all funds and other assets needed to perform a trade be on deposit with the clearing house before a trade is accepted for clearing (i.e., fully collateralized trading). Kalshi’s acceptance of deposits using the ACH system introduces some potential risk that funds deposited in that way could be returned to the originating account after a trade has been matched and cleared. The clearing house has managed that risk by requiring that Kalshi and its parent company guarantee the clearing house against any ACH returns. The Company requires Kalshi to maintain two separate reserves; the first for internally processed ACH transfers and the second for third-party processed ACH transfers. The Company is authorized to use these reserves to fund ACH-related losses.
The clearing house maintains a daily ledger of the ACH return balance and provides notices to Kalshi of any amounts used to fund ACH-related losses. If the ACH reserves fall below a certain threshold, the Company will send a notice to Kalshi to fund the ACH reserves to the required reserve amount. After such notices, Kalshi is required to deposit additional collateral to increase the required reserve amount.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
At December 31, 2022, ACH reserve deposits, deposited by Kalshi, were approximately $2.3M and are recorded on the accompanying Statement of Financial Condition.

6.
ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables are contractual rights to receive cash on fixed or determinable dates, and are recognized as an asset on the Statement of Financial Condition. Accounts and other receivables consist of trade receivables, clearing service setup fee receivables, ACH reserve deposit receivables and other receivables.
Trade receivables represent the trading fees earned by the Company and are typically received one business day after the end of each month. Trade receivables also include other receivables from the Company’s clearing customer(s) and are typically received within five business days from the transaction date.
Clearing service setup fee receivables represent the fee earned by the Company under Clearing Service Agreements. These are typically paid within five business days of execution date.
ACH reserve deposit receivables represent cash on deposit with a third-party ACH service provider. This deposit is used to reimburse the Company’s ACH service provider for any transaction-related losses that may be incurred while providing services to our clearing partner(s) and is funded in full by a portion of the ACH reserve deposits set forth in the section above.
The allowance for doubtful accounts is calculated based on management’s assessment of future expected losses over the life of the receivable, historical trends and the current economic environment within which we operate. The allowance for doubtful accounts at December 31, 2022, was zero.

7.
MEMBER’S EQUITY

A.
Member’s Equity and Regulatory Capital

Under CFTC Regulation §39.11(a)(2), LedgerX is required to maintain sufficient liquid resources to cover at least one year of projected operating expenses.
At December 31, 2022, LedgerX had approximately $14.6M in cash reserved in order to satisfy its regulatory capital requirement for the combined SEF, DCO, and DCM, as explained above in Note 3.

B.
West Realm Shires and FTX Trading Equity Incentive Plans

On October 13, 2021 (the “acquisition date”), the acquisition of Ledger Holdings by FTX.US closed. Specifically, West Realm Shires Inc., the parent of FTX.US, acquired 100% of the outstanding shares of Ledger Holdings, including payments to shareholders of options in consideration of the cancellation of such options. As of the acquisition date, West Realm Shires Inc. is the 100% owner of Ledger Holdings and as such, the Ledger Holdings equity incentive plan, dated May 19, 2014, was terminated.
As part of the acquisition, employees of LedgerX became eligible for two different equity incentive plans: (1) the 2020 Equity Incentive Plan adopted by West Realm Shires Inc. (the “WRS Plan”), and (2) the 2020 Umbrella Equity Incentive Plan adopted by FTX Trading Ltd. (the “FTX Plan” and together with the WRS Plan, the “Plans”), which includes two sub-plans, one for US employees and one for non-US employees. The Plans provide for the grant of options, restricted stock units and stock appreciation rights (“SARs”) to attract, retain and motivate eligible persons who present current and potential contributions to the success of FTX Trading Ltd. and West Realm Shires Inc. As of the date of the merger and thereafter, FTX Trading Ltd. and West Realm Shires Inc. issued options pursuant to the Plans. The terms and conditions of each option award, including a typical 4-year vesting schedule with a 1-year cliff, restrictions or limitations and any vesting acceleration (whether upon a change in control or otherwise), or forfeiture waiver regarding any award and the shares relating thereto, were determined by the FTX Trading Ltd. and West Realm Shires Inc. Boards or any relevant board-appointed committee.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
On November 11, 2022, and November 14, 2022, FTX Trading Ltd., West Realm Shires Inc., and other affiliated entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As a result, the Company assessed the fair value of the stock options issued to LedgerX employees to be near, if not at, zero and therefore ceased recording stock option compensation costs.

8.
COMMITMENTS AND CONTINGENCIES

A.
Commitments

In the ordinary course of business, the Company may enter into certain unconditional purchase obligations which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase transaction.

B.
Legal Matters

From time to time, the Company may be involved in legal matters which are handled in the ordinary course of business. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company will accrue the anticipated loss amount. The Company continuously monitors litigation proceedings as they develop and adjusts any accrual or disclosure as needed. As of December 31, 2022, the Company reserved against risk related to a former employee dispute, which was included in the Statement of Financial Condition.
As a result of the FTX Bankruptcy, the FTX bankruptcy estate assesses any and all claims the bankruptcy estate could have against any parties of interest, for clawbacks on payments that were made in a specified time period before the bankruptcy filing, including LedgerX. The resulting impact and materiality of any such clawbacks on the Company’s financial statements cannot be reasonably determined at this time.

9.
RELATED PARTY TRANSACTIONS

In accordance with the Intercompany Services Agreement between Ledger Holdings Inc. and LedgerX LLC (“Intercompany Services Agreement”), dated November 11, 2015, LedgerX is required to reimburse Ledger Holdings on an annual basis for all expenses incurred by or on behalf of LedgerX, subject to policies, procedures or resolutions adopted by the Ledger Holdings board. During the year ended December 31, 2022, LedgerX incurred approximately $2.4M in management charge expenses which are included within the accompanying Statement of Operations and Statement of Financial Condition. All services under the Intercompany Services Agreement ceased as of the date of the filing of the FTX Bankruptcy.
In accordance with the Intercompany Services Agreement between FTX.US and LedgerX, dated October 13, 2021, the Company is required to pay FTX.US a service fee with respect to the services provided by FTX.US on behalf of LedgerX. These services include, but are not limited to, AML/KYC services, general and administrative services and any other services as may be reasonably called for as the scope of the consulting services evolves. During the year ended December 31, 2022, LedgerX incurred approximately net $354K in services between FTX.US which are included in within the accompanying Statement of Operations and Statement of Financial Condition. All services under the Intercompany Services Agreement ceased as of the date of the filing of the FTX Bankruptcy.
On January 28, 2022, LedgerX and LedgerPrime approved a request to transfer 100% of LedgerX’s interest in the Fund, valued as of December 31, 2021, to LedgerPrime with an effective date of January 1, 2022. In consideration of the transfer, LedgerX received $2.8M in cash in January 2022 from West Realm Shires Services Inc, who was acting on behalf of LedgerPrime. LedgerX deposited the cash from this transaction into its regulatory reserve which was included in Cash and Cash Equivalents in the accompanying Statement of Financial Condition at December 31, 2022.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
At various times throughout 2022, Ledger Holdings made intercompany payments to LedgerX for a total of $27.3M to be used for operating cash at LedgerX.
On October 1, 2022, Ledger Holdings sold 100% of its membership interest in LedgerPrime to Alameda Research LLC, which had the same majority owner as West Realm Shires Inc. Prior to this transaction, LedgerPrime was wholly owned by Ledger Holdings. After this transaction, LedgerX is the only entity wholly owned by Ledger Holdings.
On November 11, 2022, and November 14, 2022, various affiliated FTX entities (including LedgerPrime and the Fund) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Following the bankruptcy filings, LedgerPrime and the Fund ceased to be participants on the LedgerX platform. LedgerX plans to distribute any remaining deposits owed to LedgerPrime and the Fund upon the instructions of management and counsel to the FTX debtor entities.
At December 31, 2022, LedgerPrime’s margin deposits, at fair value, on the LedgerX platform were approximately $0.1K. During the year ended December 31, 2022, transaction and clearing fees generated from LedgerPrime were less than $0.1K. At December 31, 2022 the Fund’s margin deposits, at fair value on the LedgerX platform were approximately $3.1M. During the year ended December 31, 2022, transaction and clearing fees generated from the Fund were approximately $5K.
On December 28, 2022, LedgerX distributed $175.0M cash to West Realm Shires Inc., which distribution constituted a partial return of $250.0M that West Realm Shires Inc. had previously transferred to LedgerX in connection with its prior application with the CFTC to offer products that are not fully collateralized. The distribution was recorded on the accompanying Statement of Changes in Member’s Equity and Statement of Cash Flows.
Expenses paid to LedgerX’s independent board of directors were $234K during the year ended December 31, 2022, and are recorded within Professional Fees in the accompanying Statement of Operations.

10.
CENTRAL COUNTERPARTY FUNCTION

LedgerX performs a central counterparty function that ensures the financial integrity of the markets in which it clears contracts by ensuring that the obligations of these contracts are fulfilled.
When orders are successfully matched, LedgerX’s clearing house, through the process of novation, is substituted as seller to the participant buying and as buyer to the participant selling the relevant exchange contract. Upon this substitution, the buying and selling participants are released from their obligations to each other, effectively eliminating counterparty credit risk between the participants, and are deemed to have bought the exchange contract from or sold the exchange contract to the LedgerX clearing house. LedgerX’s clearing house then obtains all the rights and is subject to all the liabilities of the participants with respect to those transactions. At December 31, 2022, the fair value of the open interest contracts cleared and settled by LedgerX was approximately $3.0M.
All participant accounts and transactions are fully collateralized, which requires that participants post sufficient cash (USD) and/or digital asset margin deposits prior to trade execution in order to satisfy the maximum potential loss on all open positions.

11.
REVENUE RECOGNITION

A.
Transaction and Clearing Fees

LedgerX generates revenue primarily from transaction and clearing fees for trades executed on its exchange and contracts centrally cleared in its clearing house.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
Trading Fees
Trading fees, which are charged in USD as one combined fee on a per contract basis, accrue to participants throughout the month, and are then transferred from LedgerX’s settlement bank custody account to LedgerX’s proprietary operating account after the last business day of the month. Transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared; therefore, unfilled or canceled buy and sell orders have no impact on revenue. For the year ended December 31, 2022, transaction fees were approximately $1.2M and are included within the accompanying Statement of Operations.
At December 31, 2022, the Company’s fee schedule was as follows:
Product	Trading Fee
Bitcoin Mini Options*	$0.15/contract. 1 contract = 0.01 BTC
Bitcoin Mini Futures	$0.05/contract. 1 contract = 0.01 BTC
Bitcoin Next Day	$0.05/contract. 1 contract = 0.01 BTC
ETH Deci Options	$0.15/contract. 1 contract = 0.10 ETH
ETH Next Day	$0.05/contract. 1 contract = 0.10 ETH

*
The fee can never be higher than 20% of the option premium per contract. If $0.15 is more than $20% of the option premium per contract, the fee will be 20% of the option premium per contract.

Clearinghouse Fees
Clearinghouse fees are charged in USD per contractual agreement with third-party exchanges, including Kalshi. Clearinghouse fees also include the recognition of contract liabilities, which consists of setup fees, over the term of individual third-party contracts in accordance with ASC 606, for those exchanges that have been launched and are actively cleared through the Company’s clearinghouse, which also includes Kalshi.
On November 25, 2020 the Company entered into a Clearing Service Agreement with Gemini Titan, LLC (“Gemini”), whereby the Company could receive two non-refundable setup fees. The Company received the initial non-refundable setup fee of $250K, and according to the terms of the CSA as modified by a February 10, 2022 Investment Side Letter, a second non-refundable setup fee of $250K was due as of December 31, 2022. Both setup fees were recorded within contract liability in the accompanying Statement of Financial Condition and will be recognized over the 2-year initial term of the Clearing Services Agreement, once the launch date has been met.
On December 23, 2022, the Company executed a Clearing Services Agreement with Railbird Technologies, Inc. (“Railbird”), to provide clearing services for their future Designated Contract Market. In January 2023, Railbird paid a $375K setup fee that was recorded within contract liability in the accompanying Statement of Financial Condition that will be recognized over the 3-year initial term of the contract once the launch date has been met.
For the year ended December 31, 2022, clearinghouse fees were approximately $404K and are included within the accompanying Statement of Operations.
In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31:
2022
Performance obligations satisfied at a point in time	$1,196,761
Performance obligations satisfied over time	403,990
Total	$1,600,751

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
The timing of revenue recognition, billings and cash collections results in billed accounts receivable and customer setup fees (contract liabilities) on the Statement of Financial Condition. Certain Clearinghouse setup fees are billed upfront before revenue is recognized, which result in contract liabilities. These liabilities are recognized on the Statement of Financial Condition on a contract-by-contract basis upon commencement of services under the CSA. These upfront setup fees are recognized as revenue over time as the obligations under the contracts are satisfied. At the beginning of the year January 1, 2022, contract liabilities were $675K. As of December 31, 2022, contract liabilities were $1.3M and are included within the accompanying Statement of Financial Condition.

B.
Withdrawal Fees

Fees for digital asset withdrawals are charged in the respective digital asset at the time of withdrawal. Fee revenue is recognized as these services are rendered. During the year ended December 31, 2022, LedgerX charges no USD withdrawal fees and no wire fees.
At December 31, 2022, the BTC withdrawal fee is 0.00025 BTC and the ETH withdrawal fee is 0.0004 ETH. At the end of every applicable reporting period, the withdrawal fees are translated into USD denomination using the prevailing spot market price on the last day after the reporting period. For the year ended December 31, 2022, withdrawal fees were approximately $26K and are included within the accompanying Statement of Operations.

12.
EXPENSES

A.
Communication and Technology

Communication and technology expense consist of cost related to support the Company’s operations, including the costs required to maintain our hardware and software. It also includes costs related to our third-party digital wallets, our cloud computing platform and fees paid for access to external market data. These expenses are variable and may be driven by system capacity, functionality, and business growth.

B.
Withdrawal and Bank Fees

Withdrawal fees relate to the network transaction fees the Company pays to process physical collateral withdrawals. The network fee necessary for a transaction to confirm fluctuates over time depending on the supply and demand in the digital asset’s free market for block space. At the end of every applicable reporting period, the withdrawal fees are translated into USD denomination using the prevailing spot market price on the last day of the applicable reporting period.
Bank fees are based on an agreed-upon USD per transaction cost, and may include certain minimum activity charges or other services fees.

C.
Insurance

Insurance expense related to the Company’s commercial crime policy are incurred directly by LedgerX. Certain other insurance-related expenses, from which the Company derives a benefit, are incurred by the Parent and are subsequently allocated to the Company via a management charge.

D.
Professional Fees and Outside Services

Professional fees and outside services include amounts paid to directors, outside consultants and other service professionals for consulting, as well as legal, regulatory, audit and technology- related services.

E.
Income Taxes

The Company is a single-member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. As a subsidiary of Ledger Holdings, LedgerX’s activity

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022
is included in the U.S. federal, state and local income tax returns of its Parent. Accordingly, no provision for taxes is currently made in the Company’s financial statements and there are no uncertain tax positions as of December 31, 2022.

13.
SUBSEQUENT EVENTS

Management has evaluated events and transaction that may have occurred since December 31, 2022 through July 26, 2023, the date that the financial statements were available to be issued, and noted no material events requiring either recognition as of December 31, 2022 or disclosure herein for LedgerX, other than the below:

•
On January 12, 2023, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) approved bidding procedures for the potential sale of LedgerX by FTX Trading Ltd. and its affiliate debtors (the “Debtors”). On February 21, 2023, the Debtors filed (i) the proposed form of Sales Order and (ii) the form of the Interest Purchase Agreement, including the form of Disclosure Schedules, for the LedgerX business. On each of March 6, 2023 and March 18, 2023, the Debtors filed notices to revise the bidding process schedule for LedgerX previously filed in the Debtors’ bid procedures with respect to LedgerX.

•
In February 2023, Gemini withdrew its Designated Contract Market application with the CFTC and indicated its intention to request the termination of the Clearing Service Agreement dated November 25, 2020. The Company will record the already paid initial non-refundable setup fee of $250K of contract liability as income and will record the unpaid setup fee of $250K of contract liability as bad debt in 2023.

•
On February 18, 2023, the former employee dispute was resolved, and the reserve was relieved.

•
On March 10, 2023, the California Department of Financial Protection and Innovation, which was appointed receiver by the Federal Deposit Insurance Corporation (“FDIC”), closed Silicon Valley Bank. On March 12, 2023, the FDIC announced all depositors of Silicon Valley Bank were made whole and would have access to their money beginning March 13, 2023. On March 13, 2023, the FDIC transferred all deposits — both insured and uninsured — from Silicon Valley Bank to a newly created, full-service FDIC operated “bridge bank” titled Silicon Valley Bridge Bank, N.A. in an action designed to protect all depositors of Silicon Valley Bank. On March 27, 2023, First Citizens Bank & Trust Company (“First Citizens”) entered into a whole bank purchase of Silicon Valley Bridge Bank N.A. The bank continues to operate as a nationally chartered bank. The Company has access to the full cash balance maintained at Silicon Valley Bank and is evaluating establishing bank accounts at other banks, and is in discussions with a number of institutions.

•
On March 10, 2023, prior to the FDIC announcing all depositors would be made whole, the Company transferred all USD cash in custody at Silicon Valley Bank for its third-party clearing customer, Kalshi, into an unused custodial account at Signature bank in an attempt to protect customer cash. Prior to the transfer, the Company stopped processing ACH transactions internally and transferred all ACH processing to its third-party ACH processor. As a result, on March 13, 2023, LedgerX transferred approximately $612K of ACH reserve deposits back to Kalshi.

•
On March 12, 2023, the Federal Reserve Board and FDIC, under the systemic risk exception, closed Signature bank and transferred all the deposits to Signature Bridge Bank N.A., which is a full-service bank that is operated by the FDIC as it markets the institution to potential bidders. On March 19, 2023, the FDIC entered into a purchase and assumption agreement for substantially all deposits of Signature Bridge Bank N.A. by Flagstar Bank N.A. (“Flagstar”), a wholly owned subsidiary of New York Community Bancorp, Inc. On March 30, 2023, the Company was notified its accounts did not transfer to Flagstar; because of this, the Company transferred the full amount of remaining cash at Signature bank to new or existing banks.

•
On March 13, 2023, LedgerX distributed $69M to West Realm Shires Inc.

LEDGERX LLC
Notes to the Financial Statements
December 31, 2022

14.
SUBSEQUENT EVENTS IN CONNECTION WITH REISSUANCE (UNAUDITED):

The Company is reissuing its 2022 financial statements in order to apply SAB 121 as described in Note 2. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since March 31, 2023 and through July 26, 2023 that require disclosure in the 2022 financial statements, and noted no material events requiring either recognition as of December 31, 2022 or disclosure herein for LedgerX, other than the below:

•
On April 25, 2023, Ledger Holdings entered into an Interest Purchase Agreement with M 7 Holdings, LLC (“M7”), a subsidiary of Miami International Holdings, Inc, to sell M7 one-hundred percent (100%) of the issued and outstanding membership interest in LedgerX. The purchase and sale of issued and outstanding membership interest in LedgerX closed on May 19, 2023.

•
On May 19, 2023, immediately prior to closing the sale to M7, LedgerX distributed $14.1M to West Realm Shires Inc, of which $3.3M was used to pay the intercompany net payable balance with Ledger Holdings and $0.5M was used to pay the intercompany net payable balance with other FTX related entities. After this distribution, LedgerX had no receivable or payable balance to Ledger Holdings or any other FTX-related entity.

•
On July 6, 2023, the Company sent a notice of material breach to Gemini in order to initiate the termination process of the Clearing Services Agreement dated November 25, 2020.

•
On July 13, 2023, the Company provided notice of termination to Clouty in order to initiate the termination process of the Clearing Services Agreement dated February 3, 2023.

LedgerX LLC
Statement of Financial Condition (Unaudited)
As of March 31, 2023
Assets
Cash and cash equivalents	$31,337,580
Participant margin deposits	16,436,245
ACH reserve deposits	358,101
Safeguarded customer digital assets	60,198,752
Accounts and other receivables, net of allowance for credit losses	1,584,540
Other current assets	935,953
Other assets	106,092
Total Assets	$110,957,263
Liabilities and Member’s Equity
Liabilities
Accounts payable and other liabilities	$4,579,171
Participant margin deposits	16,436,245
ACH reserve deposits	1,670,364
Safeguarded customer digital asset liabilities	60,198,752
Contract liability	882,500
Total Liabilities	83,767,032
Commitments and Contingencies (Note 7)
Total Member’s Equity	27,190,231
Total Liabilities and Member’s Equity	$110,957,263
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Operations (Unaudited)
Three Months Ended March 31, 2023
Revenues
Trading fees	$131,322
Clearinghouse fees	356,652
Withdrawal fees	2,372
Total Revenues	490,346
Expenses
Communications and technology	641,497
Withdrawal and bank fees	11,570
Compensation and employer taxes	1,551,940
Professional fees and outside services	1,037,491
General & administrative	82,142
Other expenses	223,650
Total Expenses	3,548,290
Net Operating Loss	(3,057,944)
Other Income / (Expense)
Interest income	161,033
Other non-operating income / (expense)	37,190
Total Other Income / (Expense)	198,223
Net Loss	$(2,859,721)
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Changes in Member’s Equity (Unaudited)
Three Months Ended March 31, 2023
Member’s Equity
Balance at January 1, 2023	$98,778,118
Capital distributions	(68,728,166)
Net Loss	(2,859,721)
Balance at March 31, 2023	$27,190,231
The accompanying notes are an integral part of these financial statements.

LedgerX LLC
Statement of Cash Flows (Unaudited)
Three Months Ended March 31, 2023
Cash flows from operating activities:
Net loss	$(2,859,721)
Changes in operating assets and liabilities:
Accounts and other receivables, net of allowance for credit losses	506,647
Other current assets	(196,865)
Other assets	(58,310)
Accounts payable and other liabilities	(1,798,525)
Participant margin deposits	(735,950)
ACH reserve deposits	(585,699)
Contract liability	(367,500)
Net Cash and Cash Equivalents Used In Operating Activities	(6,095,923)
Cash flows from financing activities:
Capital distributions	(68,728,166)
Net Cash and Cash Equivalents Used In Financing Activities	(68,728,166)
Net change in cash and cash equivalents	(74,824,089)
Cash and cash equivalents, beginning of period	122,956,015
Cash and Cash Equivalents, End of Period	$48,131,926
Reconciliation of cash and cash equivalents:
Cash and cash equivalents	$31,337,580
Participant margin deposits	16,436,245
ACH reserve deposits	358,101
Total	$48,131,926
The accompanying notes are an integral part of these financial statements.

LEDGERX LLC
Notes to Financial Statements (Unaudited)

1.
DESCRIPTION OF BUSINESS

LedgerX LLC (“LedgerX” or the “Company”), a Delaware limited liability company, was organized on April 8, 2014, as a wholly owned subsidiary of its parent company, Ledger Holdings Inc. (“Ledger Holdings” or “Parent”), formerly known as NYBX Inc.
LedgerX is a trading and clearing platform that has been granted regulatory approval from the U.S. Commodity Futures Trading Commission (“CFTC”) to trade and clear futures, swaps and options. LedgerX is registered with the CFTC as a Swap Execution Facility (“SEF”), Derivatives Clearing Organization (“DCO”), and Designated Contract Market (“DCM”); the Company’s approvals were granted on July 6, 2017, July 24, 2017, and June 24, 2019, respectively.
On October 16, 2017, the Company commenced its principal business activities, making LedgerX the first federally regulated exchange and clearing house to list and clear fully-collateralized, physically settled Bitcoin swaps and options for the institutional market, as well as other eligible participants, including US persons in the retail market. On June 24, 2019, the Company began to list and clear fully-collateralized, physically settled Bitcoin futures. On June 30, 2021, the Company began to list and clear fully-collateralized, physically settled Ethereum swaps and options.
On May 24, 2020, through its clearinghouse, the Company executed its first Clearing Service Agreement (“CSA”) with a third-party exchange that provides clearing and settlement services. LedgerX’s clearing business strives to be the first stop for startup exchanges.
On October 13, 2021, Ledger Holdings was acquired by West Realm Shires Inc., the parent of West Realm Shires Services Inc. (“FTX.US”). On November 11, 2022, and November 14, 2022, FTX Trading Ltd., West Realm Shires Inc., and other affiliated entities, including Ledger Holdings, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “FTX Bankruptcy”). The Company was not included in the bankruptcy filings and continues its operations in the normal course of business.
LedgerX generates revenue primarily from transaction and clearing fees for trades executed on its exchange and contracts centrally cleared in its clearing house. On September 2, 2020, the CFTC approved an amended DCO order of registration, removing the digital assets and swaps restrictions on cleared products.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates
These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).
The accompanying unaudited financial statements reflect all adjustments that are, in our opinion, necessary for a fair presentation of results for the interim period presented. The Company believes these adjustments are of a normal recurring nature.
U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Material estimates that are susceptible to significant change relate to the valuation of digital assets and the determination of allowance for doubtful accounts. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from those estimates.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13 (amended by ASU 2019-10), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, regarding the measurement of credit losses for certain financial instruments which replaces the incurred loss

LEDGERX LLC
Notes to Financial Statements (Unaudited)
model with a current expected credit loss (“CECL”) model. The CECL model is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company adopted the new guidance as of January 1, 2023 using a modified-retrospective approach with no impact to the opening balance of retained earnings.
Liquidity and Going Concern
The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the date the financial statements are available for issuance. LedgerX has required significant amounts of capital to support its operations prior to the commencement of its business activities and will continue to require such amounts until the Company is able to generate a steady revenue stream from its principal activities. The Company’s ability to continue operations after its current cash resources are exhausted depends on it successfully securing additional financing or achieving profitable operations in the medium term.
U.S. GAAP requires that a Company evaluate at each reporting period its ability to continue as a going concern. A company’s ability to continue as a going concern is dependent on its ability to generate future profitable operations or to obtain the necessary financing to meet its obligations and cover its liabilities for twelve months from the date the financial statements are available for issuance. If a company has no assurance that it will be successful in generating positive cash flows or that sufficient funds can be raised in a timely manner, these conditions indicate the existence of a material uncertainty which casts doubt about the company’s ability to continue as a going concern.
Due to the nature of the Company’s business, working capital is required to support the Company’s legal and regulatory compliance costs, as well as its normal operating costs. During the period from inception through October 12, 2021, the Company’s operations have mostly been funded by Ledger Holdings, which raised capital primarily through private sales of equity. On October 13, 2021, Ledger Holdings was acquired by West Realm Shires Inc., which is also the parent of FTX.US, and at that point up until the FTX Bankruptcy, LedgerX’s operations were primarily funded by capital contributions from West Realm Shires Inc. and its subsidiaries. However, the Company believes there is sufficient cash flows to meet operating expenses and obligations through the next twelve months and could take certain actions, if necessary, to reduce operating expenses and/or operating cash flows.
Fair Value Measurement and Fair Value of Digital Assets
LedgerX adopted SAB 121 retrospectively as of January 1, 2022, and as a result, records participant safeguarded customer digital assets as well as corresponding participant safeguarded customer digital asset liabilities at fair value on the statement of financial condition at March 31, 2023.
To determine the principal market for a digital asset, the Company considers only digital asset exchanges that have sufficient volume and liquidity, have a U.S. presence, have an online platform, and publish transaction price and volume data continuously. The principal market must also be compliant with U.S. federal and state licensing requirements and practices regarding anti-money laundering procedures. The Company reviews and determines its principal market at least annually, or more frequently as needed.
Due to the above requirements as well as other factors, and in accordance with ASC 820 — Fair Value Measurement, the Company has chosen CoinbasePro (“Coinbase”) as the principal market for digital assets at March 31, 2023. The Company determines the fair value of digital assets, in U.S. dollars (“USD”), on its balance sheet using the prevailing spot market price provided by Coinbase as of 11:59 pm UTC on the last day of the accounting period.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

LEDGERX LLC
Notes to Financial Statements (Unaudited)
Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets and liabilities, unadjusted quotes prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and,
Level 3: Unobservable inputs that are supported by little or no market data for the related assets or liabilities.
The categorization of digital assets within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
	March 31, 2023
Assets	Level 1	Level 2	Level 3	Total
Safeguarded customer digital assets*	$—	$60,198,752	$—	$60,198,752
Total Assets	$—	$60,198,752	$—	$60,198,752
Liabilities	Level 1	Level 2	Level 3	Total
Safeguarded customer digital asset liabilities*	$—	$60,198,752	$—	$60,198,752
Total Liabilities	$—	$60,198,752	$—	$60,198,752

*
At March 31, 2023, Bitcoin and Ethereum were the only two digital assets and digital liabilities held by LedgerX and traded on the exchange.

The safeguarded customer digital assets and corresponding liabilities are classified as Level 2, because they do not trade in active markets, and are valued using quoted prices on an active exchange that has been identified as the principal market for the underlying digital assets that are being held by our third-party custodian for the benefit of our members.

3.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less at the time of purchase, at various banks. The Company currently maintains proprietary operating cash accounts at federally insured U.S. banks in checking accounts, money market funds, or other highly liquid short-term investments that are easily accessible and readily convertible into cash. The Company places its deposits with highly rated financial institutions; however, a portion of these investments may exceed FDIC-insured levels from time to time.
Cash and cash equivalents totaled approximately $48.1M at March 31, 2023. Cash held for the operations of the business was approximately $12.2M at March 31, 2023.
The Company also maintains cash which is not available for general business purposes because of regulatory or other restrictions. Under CFTC Regulation §39.11(a)(2), the Company is required to maintain sufficient liquid resources to cover at least one year of projected operating expenses. At March 31, 2023, the Company had approximately $14.7M in cash, including a buffer, reserved in order to satisfy its regulatory capital requirement for the combined SEF, DCO, and DCM. This cash was included in cash and cash equivalents. The Company also held $4.4M in cash, which was intended to be distributed to West Realm Shires Inc., and was included in cash and cash equivalents.
Participant margin deposits consist of participant U.S. dollar (“USD”) margin deposits of approximately $16.4M, which are held in a LedgerX participant custody account (“Custody Account”) and are appropriately segregated from LedgerX proprietary operational accounts (“LedgerX Proprietary Account”). The only

LEDGERX LLC
Notes to Financial Statements (Unaudited)
transfers between the Custody Account to a LedgerX Proprietary Account are the withdrawal of fees owed from participants to LedgerX. Fees are accrued during the month and are transferred to the LedgerX Proprietary Account after the month-end date.
ACH reserve deposits consist of approximately $0.4M in U.S. dollars (“USD”). LedgerX’s clearing house acts as a counterparty to all trades consummated on a third-party exchange, KalshiEX LLC (“Kalshi”). These trades are fully collateralized in USD and in order to trade on Kalshi, a participant must deposit USD to LedgerX’s Custody Account via wire or via the Automated Clearing House network (“ACH”). For participants that select to deposit via ACH, there is default risk on their deposits due to lack of liquidity, operational failure or other reasons. In order to ensure the full collateralization of trading with Kalshi participants, the Company has required Kalshi to set aside a reserve to cover any such potential participant defaults, and the Company establishes and monitors thresholds and reserve requirements for such a reserve. Currently, the Kalshi reserve requirement is $1.0M.
Cash and cash equivalents at March 31, 2023 were as follows:
Cash and cash equivalents	$31,337,580
Participant margin deposits	16,436,245
ACH reserve deposits	358,101
Total	$48,131,926

4.
PARTICIPANT MARGIN DEPOSITS

Full-Collateralization
Generally, participant agreements require that accounts and transactions be fully- collateralized, which requires that participants post sufficient cash (USD) and/or digital asset margin deposits prior to trade execution in order to satisfy the maximum potential loss on all open positions. In addition, Participants may opt into a collateral netting system that allows a Participant’s required collateral for a given option to be netted with the Participant’s other options of the same type and term. In all cases, LedgerX still holds the maximum potential loss on the entire portfolio of positions.
Cash participant margin deposit balances are recorded as an asset and offsetting liability on the accompanying statement of financial condition. Safeguarded customer digital assets and corresponding safeguarded customer digital asset liabilities are recorded at fair value on the accompanying statement of financial condition.
Cash and digital assets held as participant margin deposits at fair value at March 31, 2023, were as follows:
Participant margin deposits	$16,436,245
Safeguarded customer digital assets	60,198,752
Total	$76,634,997
LedgerX maintains custody of digital asset margin deposits on behalf of participants to support their trading portfolio. The Company has control of the participant’s digital assets, held at BitGo Trust on behalf of LedgerX (for cold wallets) and BitGo by LedgerX (for hot and warm wallets). Participant digital asset margin deposits are maintained in the Company’s participant digital wallets and are not commingled with LedgerX’s proprietary wallets. The Company uses consolidated wallets to pool participants’ digital assets but maintains a separate ledger to designate each participant’s digital asset balance.
The Company has committed to securely store all participant digital assets. As such, the Company may be liable to its customers for losses arising from theft or loss of private keys. The Company has no reason to believe it will suffer such a theft or loss of private keys because (i) it has no known or historical experience

LEDGERX LLC
Notes to Financial Statements (Unaudited)
of such theft or loss, (ii) it has established robust security procedures around private key management to minimize the risk of theft or loss; and (iii) it accounts for and continually verifies the amount of digital assets that would be affected should multiple private keys be lost or stolen. Any theft or loss would impact the measurement of safeguarded customer digital assets. During the three months ended March 31, 2023, no losses were incurred in connection with safeguarded customer digital assets.
At March 31, 2023, Bitcoin and Ethereum were the only two digital assets held by the Company and traded on the exchange. The balances were as follows:
Digital Asset	Number of Units	Valuation per Unit	Fair Value (in millions)	Percentage
Bitcoin	1,811	$28,474	$51.6	85.7%
Ethereum	4,731	$1,822	$8.6	14.3%
Total			$60.2	100.0%

5.
ACH RESERVE DEPOSITS

The clearing house performs the role of central counterparty (“CCP”) to each trade matched by exchanges that clear through the clearing house, including Kalshi. The original trade between a buyer and seller is novated such that the CCP steps between the initial parties to become their new substitute counterparty. In that way, the clearinghouse becomes the buyer to every seller and the seller to every buyer, thereby ensuring the future performance of all open contracts. The clearing house is able to sustain this role by having precisely equal and offsetting claims to and from participants on the opposite sides of each contract.
Currently, the clearing house also ensures its ability to perform the role of CCP by requiring that all funds and other assets needed to perform a trade be on deposit with the clearing house before a trade is accepted for clearing (i.e., fully collateralized trading). Kalshi’s acceptance of deposits using the ACH system introduces some potential risk that funds deposited in that way could be returned to the originating account after a trade has been matched and cleared. The clearing house has managed that risk by requiring that Kalshi and its parent company guarantee the clearing house against any ACH returns. The Company requires Kalshi to maintain two separate reserves; the first for internally processed ACH transfers and the second for third-party processed ACH transfers. The Company is authorized to use these reserves to fund ACH-related losses.
The clearing house maintains a daily ledger of the ACH return balance and provides notices to Kalshi of any amounts used to fund ACH-related losses. If the ACH reserves fall below a certain threshold, the Company will send a notice to Kalshi to fund the ACH reserves to the required reserve amount. After such notices, Kalshi is required to deposit additional collateral to increase the required reserve amount.
On March 10, 2023, the California Department of Financial Protection and Innovation, which was appointed receiver by the Federal Deposit Insurance Corporation (“FDIC”), closed Silicon Valley Bank. On March 12, 2023, the FDIC announced all depositors of Silicon Valley Bank were made whole and would have access to their money beginning March 13, 2023. Prior to the FDIC announcing all depositors would be made whole, the Company transferred all USD cash in custody at Silicon Valley Bank for its third-party clearing customer, Kalshi, into an unused custodial account at another bank in an attempt to protect customer cash. Prior to the transfer, the Company stopped processing ACH transactions internally and transferred all ACH processing to its third-party ACH processor. As a result, on March 13, 2023, LedgerX transferred approximately $612K of ACH reserve deposits back to Kalshi.
At March 31, 2023, ACH reserve deposits, deposited by Kalshi, were approximately $1.7M and are recorded on the accompanying statement of financial condition.

6.
ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables are contractual rights to receive cash on fixed or determinable dates, and are recognized as an asset on the statement of financial condition. Accounts and other receivables consist of trade receivables, clearing service setup fee receivables, ACH reserve deposit receivables and other receivables.

LEDGERX LLC
Notes to Financial Statements (Unaudited)
Trade receivables represent the trading fees earned by the Company and are typically received one business day after the end of each month. Trade receivables also include other receivables from the Company’s clearing customer(s) and are typically received within five business days from the transaction date.
Clearing service setup fee receivables represent the fee earned by the Company under Clearing Service Agreements. These are typically paid within five business days of execution date.
ACH reserve deposit receivables represent cash on deposit with a third-party ACH service provider. This deposit is used to reimburse the Company’s ACH service provider for any transaction-related losses that may be incurred while providing services to our clearing partner(s) and is funded in full by a portion of the ACH reserve deposits set forth in the section above.
The allowance for credit losses is calculated based on management’s assessment of future expected losses over the life of the receivable, historical trends and the current economic environment within which the Company operates. The allowance for credit losses at March 31, 2023, was zero.

7.
MEMBER’S EQUITY

A.
Member’s Equity and Regulatory Capital

Under CFTC Regulation §39.11(a)(2), LedgerX is required to maintain sufficient liquid resources to cover at least one year of projected operating expenses.
At March 31, 2023, LedgerX had approximately $14.7M in cash reserved in order to satisfy its regulatory capital requirement for the combined SEF, DCO, and DCM, as explained above in Note 3.

B.
LedgerX Membership Interest

On January 12, 2023, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) approved bidding procedures for the potential sale of LedgerX by FTX Trading Ltd. and its affiliate debtors (the “Debtors”). The Company was subsequently acquired by M7 LLC., a wholly owned subsidiary of Miami International Holdings Inc. (See note 13 — Subsequent event for details)

8.
COMMITMENTS AND CONTINGENCIES

A.
Commitments

In the ordinary course of business, the Company may enter into certain unconditional purchase obligations which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase transaction.

B.
Legal Matters

From time to time, the Company may be involved in legal matters which are handled in the ordinary course of business. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company will accrue the anticipated loss amount. The Company continuously monitors litigation proceedings as they develop and adjusts any accrual or disclosure as needed.

9.
RELATED PARTY TRANSACTIONS

On November 11, 2022, and November 14, 2022, various affiliated FTX entities including LedgerPrime and the LedgerPrime Digital Asset Opportunities Fund, LLC (“Fund”), a former investee of the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Following the bankruptcy filings, LedgerPrime and the

LEDGERX LLC
Notes to Financial Statements (Unaudited)
Fund ceased to be participants on the LedgerX platform. LedgerX plans to distribute any remaining deposits owed to LedgerPrime and the Fund upon the instructions of management and counsel to the FTX debtor entities.
At March 31, 2023, LedgerPrime’s margin deposits, at fair value, on the LedgerX platform were approximately $1K. During the three months ended March 31, 2023, LedgerX did not generate transaction and clearing fees from LedgerPrime. At March 31, 2023 the Fund’s margin deposits, at fair value on the LedgerX platform were $0. During the three months ended March 31, 2023, LedgerX did not generate transaction and clearing fees generated from the Fund.
On March 13, 2023, LedgerX distributed $68.7M cash to West Realm Shires Inc., which along with a $175.0M distribution on December 28, 2022, constituted a majority return of $250.0M that West Realm Shires Inc. had previously transferred to LedgerX in connection with its prior application with the CFTC to offer products that are not fully collateralized. The distribution was recorded on the accompanying statement of changes in member’s equity and statement of cash flows.
Expenses paid to LedgerX’s independent board of directors were $84K during the three months ended March 31, 2023, and are recorded within professional fees in the accompanying statement of operations.

10.
CENTRAL COUNTERPARTY FUNCTION

LedgerX performs a central counterparty function that ensures the financial integrity of the markets in which it clears contracts by ensuring that the obligations of these contracts are fulfilled.
When orders are successfully matched, LedgerX’s clearing house, through the process of novation, is substituted as seller to the participant buying and as buyer to the participant selling the relevant exchange contract. Upon this substitution, the buying and selling participants are released from their obligations to each other, effectively eliminating counterparty credit risk between the participants, and are deemed to have bought the exchange contract from or sold the exchange contract to the LedgerX clearing house. LedgerX’s clearing house then obtains all the rights and is subject to all the liabilities of the participants with respect to those transactions. At March 31, 2023, the fair value of the open interest contracts cleared and settled by LedgerX was approximately $5.3M.
All participant accounts and transactions are fully collateralized, which requires that participants post sufficient cash (USD) and/or crypto asset margin deposits prior to trade execution in order to satisfy the maximum potential loss on all open positions.

11.
REVENUE RECOGNITION

A.
Transaction and Clearing Fees

LedgerX generates revenue primarily from transaction and clearing fees for trades executed on its exchange and contracts centrally cleared in its clearing house.
Trading Fees
Trading fees, which are charged in USD as one combined fee on a per contract basis, accrue to participants throughout the month, and are then transferred from LedgerX’s settlement bank custody account to LedgerX’s proprietary operating account after the last business day of the month. Transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared; therefore, unfilled or canceled buy and sell orders have no impact on revenue. For the three months ended March 31, 2023, transaction fees were approximately $131K and are included within the accompanying statement of operations.

LEDGERX LLC
Notes to Financial Statements (Unaudited)
As of and for the period ended March 31, 2023, the Company’s fee schedule was as follows:
Product	Trading Fee
Bitcoin Mini Options*	$0.15/contract. 1 contract = 0.01 BTC
Bitcoin Mini Futures	$0.05/contract. 1 contract = 0.01 BTC
Bitcoin Next Day	$0.05/contract. 1 contract = 0.01 BTC
ETH Deci Options	$0.15/contract. 1 contract = 0.10 ETH
ETH Next Day	$0.05/contract. 1 contract = 0.10 ETH

*
The fee can never be higher than 20% of the option premium per contract. If $0.15 is more than $20% of the option premium per contract, the fee will be 20% of the option premium per contract.

Clearinghouse Fees
Clearinghouse fees are charged in USD per contractual agreement with third-party exchanges, including Kalshi. Clearinghouse fees also include the recognition of contract liabilities, which consists of setup fees, over the term of individual third-party contracts in accordance with ASC 606, for those exchanges that have been launched and are actively cleared through the Company’s clearinghouse, which also includes Kalshi.
On November 25, 2020 the Company entered into a Clearing Service Agreement with Gemini Titan, LLC (“Gemini”), whereby the Company could receive two non-refundable setup fees. The Company received the initial non-refundable setup fee of $250K, and according to the terms of the CSA as modified by a February 10, 2022 Investment Side Letter, a second non-refundable setup fee of $250K was due as of December 31, 2022. Both setup fees were initially recorded within contract liability and were intended to be recognized over the 2-year initial term of the Clearing Services Agreement, once the launch date has been met.
In February 2023, Gemini withdrew its Designated Contract Market application with the CFTC and indicated its intention to request the termination of the Clearing Service Agreement dated November 25, 2020. The Company recorded the already paid initial non-refundable setup fee of $250K of contract liability as income and recorded the unpaid setup fee of $250K of contract liability as a reduction of accounts receivable in the accompanying statement of operations and statement of financial condition, respectively.
On December 23, 2022, the Company executed a Clearing Services Agreement with Railbird Technologies, Inc. (“Railbird”), to provide clearing services for their future Designated Contract Market. In January 2023, Railbird paid a $375K setup fee that was recorded within contract liability in the accompanying statement of financial condition that will be recognized over the 3-year initial term of the contract once the launch date has been met.
On February 2, 2023, the Company executed a Clearing Services Agreement with Clouty, Inc. (“Clouty”), to provide clearing services for their future Designated Contract Market. In February 2023, the Company recorded the initial $125K setup fee within accounts and other receivables, net of allowance and contract liability in the accompanying statement of financial condition. This initial setup fee will be recognized over the 5-year initial term of the contact once the launch date has been met.
On February 21, 2023, the Company executed a Clearing Services Agreement with DelFi Markets, LCC. (“DelFi”), to provide clearing services for their future Designated Contract Market. In February 2023, paid a $20K setup fee that was recorded within contract liability in the accompanying statement of financial condition and will be recognized over the 3-year initial term of the contact once the launch date has been met.
For the three months ended March 31, 2023, clearinghouse fees were approximately $357K and are included within the accompanying statement of operations.

LEDGERX LLC
Notes to Financial Statements (Unaudited)
In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the three months ended March 31, 2023:
Performance obligations satisfied at a point in time	$133,694
Performance obligations satisfied over time	356,652
Total	$490,346
The timing of revenue recognition, billings and cash collections results in billed accounts receivable and customer setup fees (contract liabilities) on the statement of financial condition. Certain Clearinghouse setup fees are billed upfront before revenue is recognized, which result in contract liabilities. These liabilities are recognized on the statement of financial condition on a contract-by-contract basis upon commencement of services under the CSA. These upfront setup fees are recognized as revenue over time as the obligations under the contracts are satisfied. As of March 31, 2023, contract liabilities were $883K, of which $50K will be realized within one year and $833K after a year.

B.
Withdrawal Fees

Fees for digital asset withdrawals are charged in the respective digital asset at the time of withdrawal. Fee revenue is recognized as these services are rendered. During the three months ended March 31, 2023, LedgerX charges no USD withdrawal fees and no wire fees.
At March 31, 2023, the BTC withdrawal fee is 0.00025 BTC and the ETH withdrawal fee is 0.0004 ETH. Withdrawal fees are translated into USD denomination using the prevailing spot market price on the transaction date. For the three months ended March 31, 2023, withdrawal fees were approximately $2K and are included within the accompanying statement of operations.

12.
EXPENSES

A.
Communication and Technology

Communication and technology expense consist of cost related to support the Company’s operations, including the costs required to maintain our hardware and software. It also includes costs related to our third-party digital wallets, our cloud computing platform and fees paid for access to external market data. These expenses are variable and may be driven by system capacity, functionality, and business growth.

B.
Withdrawal and Bank Fees

Withdrawal fees relate to the network transaction fees the Company pays to process physical collateral withdrawals. The network fee necessary for a transaction to confirm fluctuates over time depending on the supply and demand in the digital asset’s free market for block space. Withdrawal fees are translated into USD denomination using the prevailing spot market price on the transaction date.
Bank fees are based on an agreed-upon USD per transaction cost, and may include certain minimum activity charges or other services fees.

C.
Insurance

Insurance expense related to the Company’s commercial crime policy and other insurance-related expenses are incurred directly by LedgerX. Insurance expense is reported within the other expenses line on the statement of operations.

D.
Professional Fees and Outside Services

Professional fees and outside services include amounts paid to directors, outside consultants and other service professionals for consulting, as well as legal, regulatory, audit and technology-related services.

LEDGERX LLC
Notes to Financial Statements (Unaudited)

E.
Income Taxes

The Company is a single-member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. As a subsidiary of Ledger Holdings, LedgerX’s activity is included in the U.S. federal, state and local income tax returns of its Parent. Accordingly, no provision for taxes is currently made in the Company’s financial statements and there are no uncertain tax positions as of March 31, 2023.

13.
SUBSEQUENT EVENTS

Management has evaluated events and transaction that may have occurred since March 31, 2023 through July 26, 2023, the date that the financial statements were available to be issued, and noted no material events requiring either recognition as of March 31, 2023 or disclosure herein for LedgerX, other than the below:

•
On April 25, 2023, Ledger Holdings entered into an Interest Purchase Agreement with M 7 Holdings, LLC (“M7”), a subsidiary of Miami International Holdings, Inc, to sell M7 one-hundred percent (100%) of the issued and outstanding membership interest in LedgerX. The purchase and sale of issued and outstanding membership interest in LedgerX closed on May 19, 2023.

•
On May 19, 2023, LedgerX distributed $14.1M to West Realm Shires Inc, of which $3.3M was used to pay the intercompany net payable balance with Ledger Holdings and $0.5M was used to pay the intercompany net payable balance with other FTX related entities. After this distribution, LedgerX had no receivable or payable balance to Ledger Holdings or any other FTX-related entity.

•
On July 6, 2023, the Company sent a notice of material breach to Gemini in order to initiate the termination process of the Clearing Services Agreement dated November 25, 2020.

•
On July 13, 2023, the Company provided notice of termination to Clouty in order to initiate the termination process of the Clearing Services Agreement dated February 3, 2023.

Miami International Holdings Inc.

miax®

Miami International Holdings, Inc (MIH) is the corporate holding company of MIAX and various subsidiaries.

Through and including         , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
        Shares
Common Stock

P R O S P E C T U S

          , 2023

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the       listing fee:
Item	Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Indemnification of Directors and Officers.
Limitation of Directors’ and Officers’ Liability and Indemnification
As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for any breach of their fiduciary duties as directors, to the fullest extent permitted by the DGCL.
Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
We have entered into indemnification agreements with our executive officers and directors. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.
The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
We maintain directors’ and officers’ liability insurance for the benefit of our directors and executive officers.
Item 15.    Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registration under the securities under the Securities Act.
January 1, 2023 – June 30, 2023
Issuances of Common Stock for Convertible Note Interest Payments
From January 1, 2023 through June 30, 2023, we issued 9,802 shares of our common stock to three accredited investors representing payment of an aggregate of $88,219 of accrued interest due and owing as of January 2, 2023 under convertible notes held by such investors.
Issuances of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2023 through June 30, 2023, we sold an aggregate of 142,000 shares of our common stock for an aggregate cash purchase price of $877,000 to three accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of our common stock.
Issuances of Warrants
From January 1, 2023 through June 30, 2023, we issued a warrant to purchase an aggregate of 1,700,000 shares of our common stock, at exercise prices ranging from $10.00 to $13.00 per share, to one consultant and one service provider.
Issuances of Series B Preferred Stock and Nonvoting Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2023 through June 30, 2023, we sold an aggregate of 14,226 shares of our Series B preferred stock, in consideration of the surrender of 21,774 shares of Series B preferred stock pursuant to cashless exercises, to four employees upon exercise by such holders of outstanding options to purchase shares of our Series B preferred stock under our 2008 Employee Plan.

Nonvoting Common Stock
From January 1, 2023 through June 30, 2023, we sold an aggregate of 278,767 shares of our nonvoting common stock, for an aggregate purchase price of $810,000 and the surrender of 222,233 shares of our nonvoting common stock pursuant to cashless exercises, to 15 directors and two committee members upon exercise by such holders of outstanding options to acquire our nonvoting common stock under our 2013 Director Plan.
January 1, 2022 – December 31, 2022
Issuances of Common Stock for Convertible Note Interest Payments
From January 1, 2022 through December 31, 2022, we issued 59,248 shares of our common stock to five accredited investors representing payment of an aggregate of $503,626 of accrued interest due and owing at various dates during 2022 under convertible notes held by such investors.
Issuances of Common Stock upon Conversion of Convertible Promissory Notes
From January 1, 2022 through December 31, 2022, we sold 755,789 shares of our common stock, for an aggregate purchase price of $3,778,945, to three accredited investors upon the conversion by (i) two such investors of outstanding convertible promissory notes in the aggregate principal amount of $3,542,446, plus all accrued but unpaid interest due and owing as of the conversion date of such note; and (ii) one such investor of accrued interest but unpaid interest in the amount of $208,315 due and owing under a note of which the principal had been previously repaid by the Company.
Issuances of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2022 through December 31, 2022, we sold an aggregate of 14,448,559 and 662,436 shares of our common stock and nonvoting common stock, respectively, for an aggregate cash purchase price of $11,962,651 and the surrender of 656,466 shares of common stock pursuant to cashless exercises, to 15 accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of our common stock and nonvoting common stock, as applicable.
Issuances of Common Stock for Consulting Services
From January 1, 2022 through December 31, 2022, we issued 75,000 shares of our common stock to one consultant as partial consideration for services to be provided by the consultant under a consulting agreement by and between the Company and the consultant.
Issuances of Warrants
From January 1, 2022 through December 31, 2022, we issued warrants to purchase an aggregate of 475,000 shares of our common stock upon the exercise of such warrants, at an exercise price of $13.00 per share, to (i) two consultants and (ii) two entities in connection with the termination of certain service contracts.
Issuances of Series B Preferred Stock and Nonvoting Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2022 through December 31, 2022, we sold an aggregate of 655,305 shares of our Series B preferred stock, for an aggregate cash purchase price of $2,963,004 and the surrender of 87,780 shares of Series B preferred stock pursuant to cashless exercises, to (i) 14 directors and one former director upon exercise by such holders of outstanding options to purchase shares of our Series B preferred stock under our 2008 Director Plan; and (ii) 49 employees, two former employees, and five service providers upon exercise by such holders of outstanding options to purchase shares of our Series B preferred stock under our 2008 Employee Plan.

Nonvoting Common Stock
From January 1, 2022 through December 31, 2022, we sold an aggregate of 179,334 shares of our nonvoting common stock, for an aggregate purchase price of $1,116,792, to (i) one director upon exercise by such holder of outstanding options to acquire our nonvoting common stock under our 2013 Director Plan; and (ii) three former employees upon exercise by (x) two holders of outstanding options to acquire our nonvoting common stock under our 2013 Employee plan and (y) one holder of outstanding options to acquire our nonvoting common stock under our 2021 Plan.
January 1, 2021 – December 31, 2021
Issuances of Common Stock
From January 1, 2021 through December 31, 2021, we sold an aggregate of 1,743,591 shares of our common stock to 10 accredited investors at purchase prices ranging from $7.25 to $8.00 per share, for an aggregate purchase price of $13,510,215, and issued in connection with certain of these transactions an aggregate of 187,499 warrants to purchase shares of our common stock at exercise prices ranging between $7.50 and $8.00 per share to seven accredited investors.
Issuances of Convertible Promissory Notes
From January 1, 2021 through December 31, 2021, we issued convertible promissory notes to nine accredited investors in the aggregate principal amount of $56,150,000.  The convertible promissory notes bear interest at a rate of 10% per annum, have a maturity date of three years from the date of issuance and are convertible together with any accrued but unpaid interest due under the notes at the option of the investor into shares of our common stock at a conversion price of $9.00 per share, at any time prior to the maturity date of the note.
Issuances of Common Stock for Convertible Note Interest Payments
From January 1, 2021 through December 31, 2021, we issued an aggregate of 15,031 shares of our common stock to three accredited investors representing $135,279 of accrued but unpaid interest due and owing as of various dates during 2021 under certain convertible notes held by such investors.
Issuances of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2021 through December 31, 2021, we sold an aggregate of 1,918,763 shares of our common stock, for an aggregate cash purchase price of $7,209,642 and the surrender of 41,949 shares of common stock pursuant to cashless exercises, to 24 accredited investors upon the exercise by such investors of outstanding warrants exercisable for shares of our common stock.
Issuances of Warrants
From January 1, 2021 through December 31, 2021, we issued warrants to purchase an aggregate of 2,055,925 shares of our common stock upon the exercise of such warrants, at exercise prices ranging from $7.25 to $10.00 per share, to our senior lender, consultants and other service providers.
From January 1, 2021 through December 31, 2021, we sold warrants to purchase an aggregate of 300,000 shares of our common stock upon the exercise of such warrants at an exercise price of $10.00 per share, for an aggregate purchase price of $172,800, to one accredited investor.
Issuances of Series B Preferred Stock and Nonvoting Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2021 through December 31, 2021, we sold an aggregate of 195,100 shares of our Series B preferred stock, for an aggregate purchase price of $975,500, to two employees and four directors upon exercise by such holders of outstanding options to acquire our Series B preferred stock under our 2008 Employee and Director Plans.

Nonvoting Common Stock
From January 1, 2021 through December 31, 2021, we sold 1,000 shares of our nonvoting common stock, for an aggregate purchase price of $8,070, to a former employee upon exercise by such holder of outstanding options to acquire our nonvoting common stock under our 2013 Employee Plan.
January 1, 2020 – December 31, 2020
Issuances of Common Stock
From January 1, 2020 through December 31, 2020, we sold an aggregate of 38,709 shares of our common stock to three accredited investors at a purchase price of $7.75 per share, for an aggregate purchase price of $299,994.
Issuances of Convertible Promissory Notes
From January 1, 2020 through December 31, 2020, we issued a convertible promissory note to one accredited investor in the aggregate principal amount of $5,000,000 that bears interest at a rate of 9.5% per annum, has a maturity date of five years from the date of issuance and is convertible together with any accrued but unpaid interest due under the note at the option of the investor into shares of our common stock at a conversion price of $8.00 per share at any time prior to the maturity date of the note.
Issuances of Shares of Common Stock upon Exercise of Outstanding Warrants
From January 1, 2020 through December 31, 2020, we sold an aggregate of 14,869,729 shares of our common stock, for an aggregate cash purchase price of $12,314,235 and the surrender of 352,618 shares of common stock pursuant to cashless exercises, to 18 accredited investors upon the exercise by such investors of outstanding warrants to purchase shares of our common stock.
Issuances and Sales of Warrants
From January 1, 2020 through December 31, 2020, we issued warrants to purchase an aggregate of 10,622,984 shares of our common stock upon the exercise of such warrants, at exercise prices ranging from $2.75 to $10.00 per share, to ERP participants, lenders, consultants and other service providers.
From January 1, 2020 through December 31, 2020, we sold warrants to purchase an aggregate of 4,757,365 shares of our common stock upon the exercise of such warrants at an exercise price of $7.25 per share, for an aggregate purchase price of $10,069,438.43, to two accredited investors.
Issuances of Series B Preferred Stock and Nonvoting Common Stock upon Exercise of Outstanding Options
Series B Preferred Stock
From January 1, 2020 through December 31, 2020, we sold an aggregate of 190,000 shares of our Series B preferred stock, for an aggregate purchase price of $950,000, to one employee, two directors, one former director and one consultant upon exercise by such holders of outstanding options to purchase our Series B preferred stock under our 2008 Employee and Director Plans.
Nonvoting Common Stock
From January 1, 2020 through December 31, 2020, we sold 43,333 shares of our nonvoting common stock, for an aggregate purchase price of $259,998, to one former employee upon exercise by such holder of outstanding options to purchase our nonvoting common stock under our 2013 Employee Plan.
MGEX Acquisition
In December 2020, we issued an aggregate of 13,092,998 shares of our common stock to 85 accredited investors in consideration for shares of common stock of MGEX Holdings, Inc. representing an aggregate value of $95,196,750 in connection with our acquisition of a 100% ownership interest in the entity.

Grants of Stock Options and Restricted Stock
From January 1, 2020 to June 30, 2023, we have granted a total of 5,020,385 stock options to purchase shares of our voting common stock to our employees, directors and committee members (including those of our subsidiaries) under our 2022 Plan, at a weighted average exercise price of $10.62 per share.
From January 1, 2020 to June 30, 2023, we have granted a total of 12,933,750 stock options to purchase shares of our nonvoting common stock to our employees and consultants (including those of our subsidiaries) under our 2013 Employee Plan and our 2021 Plan, at a weighted average exercise price of $8.07 per share.
From January 1, 2020 to June 30, 2023, we have granted a total of 2,860,280 stock options to purchase shares of our nonvoting common stock to our directors and committee members (including those of our subsidiaries) under our 2013 Director Plan, at a weighted average exercise price of $7.52 per share.
From January 1, 2020 to June 30, 2023, we have granted to our employees and consultants (including those of our subsidiaries) under our 2013 Employee Plan and our 2021 Plan, an aggregate of 3,437,412 nonvoting common stock restricted stock awards, to our director and committee members (including those of our subsidiaries) under our 2013 Director Plan, an aggregate of 149,755 nonvoting common stock restricted stock awards and to our employees, directors and committee members (including those of our subsidiaries) under our 2022 Plan, an aggregate of 960,106 common stock restricted stock awards.
None of the transactions involved any underwriters, underwriting discounts or commissions or any public offering. The offers, sales and issuances of the securities described above were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, (ii) under Regulation S promulgated under the Securities Act in that offers and sales were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.    Exhibits and Consolidated Financial Statement Schedules.
(a) Exhibits
See the Exhibit Index included in this Registration Statement, which is incorporated by reference herein.
(b) Consolidated Financial Statement Schedules
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or interim condensed consolidated financial statements or notes thereto.
Item 17.    Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1†**	Membership Interest Purchase Agreement, by and among Miami International Holdings, Inc., Dorman Trading, LLC, Dennis D. Dorman and Dorman Trading Company I, Inc., dated as of September 30, 2022
2.2	Interest Purchase Agreement, by and among Ledger Holdings Inc., M 7 Holdings, LLC, and, solely for purposes of Article I, Article III, Section 4.2, Section 4.3, Section 4.6, Section 4.8, Section 4.16, Article V, Section 7.2 and Article VIII, Miami International Holdings, Inc., dated April 25, 2023
3.1**	Amended and Restated Certificate of Incorporation of the Registrant
3.2**	Amended and Restated By-Laws of the Registrant
4.1**	Form of Voting Common Stock Certificate
4.2**	Amended and Restated Warrant Issued to FCS Advisors LLC, d/b/a Brevet Capital Advisors dated March 19, 2021
4.3**	Warrant Issued to FCS Advisors LLC, d/b/a Brevet Capital Advisors dated March 19, 2021
5.1*	Opinion of Reed Smith LLP
10.1+**	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Thomas P. Gallagher
10.2+**	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Barbara J. Comly
10.3+**	Amended and Restated Employment Agreement dated January 1, 2022, by and between the Registrant and Douglas M. Schafer, Jr.
10.4+**	Miami International Holdings, Inc. 2008 Stock Incentive Plan, as amended
10.5+**	Miami International Holdings, Inc. 2008 Stock Incentive Plan for Non-Employee Directors and Members of the Board of Advisors, as amended
10.6+**	Form of Miami International Holdings, Inc. Stock Option Agreement [for Employees] pursuant to 2008 Stock Incentive Plan, as amended
10.7+**	Form of Miami International Holdings, Inc. Non-Qualified Stock Option Agreement [for Non-Employee Directors] pursuant to 2008 Stock Incentive Plan for Non-Employee Directors and Members of the Board of Advisors, as amended
10.8+**	Miami International Holdings, Inc. 2013 Stock Option and Incentive Plan for Employees and Consultants, as amended
10.9+**	Miami International Holdings, Inc. 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors, as amended
10.10+**	Form of Miami International Holdings, Inc. Notice of Stock Option Grant and Stock Option Award Agreement pursuant to 2013 Stock Option and Incentive Plan for Employees and Consultants, as amended
10.11+**	Form of Miami International Holdings, Inc. Restricted Stock Award Agreement pursuant to 2013 Stock Option and Incentive Plan for Employees and Consultants, as amended
10.12+**	Form of Miami International Holdings, Inc. Notice of Stock Option Grant and Stock Option Award Agreement pursuant to 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors, as amended
10.13+**	Miami International Holdings, Inc. 2021 Stock Option and Incentive Plan for Employees and Consultants

Exhibit Number	Exhibit Description
10.14+**	Form of Miami International Holdings, Inc. Notice of Stock Option Grant and Stock Option Award Agreement pursuant to 2021 Stock Option and Incentive Plan for Employees and Consultants
10.15+**	Form of Miami International Holdings, Inc. Restricted Stock Award Agreement pursuant to 2021 Stock Option and Incentive Plan for Employees and Consultants
10.16+**	Omnibus Amendment to Stock Incentive Plans of Miami International Holdings, Inc.
10.17+**	Miami International Holdings, Inc. 2022 Equity Incentive Plan
10.18+**	Form of Notice of Stock Option Grant and Stock Option Award Agreement pursuant to the Miami International Holdings, Inc. 2022 Equity Incentive Plan
10.19+**	Form of Restricted Stock Award Agreement pursuant to the Miami International Holdings, Inc. 2022 Equity Incentive Plan
10.20+**	Miami International Holdings, Inc. Transaction Incentive Plan
10.21+**	Form of Award Agreement pursuant to Miami International Holdings, Inc. Transaction Incentive Plan
10.22**	Convertible Promissory Note by Miami International Holdings, Inc. in favor of Horizon Kinetics Equity Opportunities Fund — Class M ($46,100,000) dated July 30, 2021
10.23*	Registration Rights Agreement
10.24**	Registration Rights Agreement dated as of October 19, 2022 between Miami International Holdings, Inc. and Dennis D. Dorman and Dorman Trading Company I, Inc.
10.25*	Form of Indemnification Agreement
10.26+*	Employment Agreement dated January 1, 2022 by and between the Registrant and Shelly Brown
10.27+*	Amended and Restated Employment Agreement dated January 1, 2022 by and between the Registrant and Lance Emmons
21.1	List of Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP
23.2*	Consent of Ryan & Juraska LLP
23.3*	Consent of Grant Thornton LLP
23.4*	Consent of Reed Smith LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)
107*	Calculation of Filing Fees

*
Indicates to be filed by amendment

**
Indicates previously filed

+
Indicates management contract or compensatory plan

†
Indicates certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(2) or (10).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Princeton, State of New Jersey, on this   day of        , 2023.
MIAMI INTERNATIONAL HOLDINGS, INC.
By:

Thomas P. Gallagher
Chairman and Chief Executive Officer
POWER OF ATTORNEY
We the undersigned executive officers and directors of Miami International Holdings, Inc., hereby severally constitute and appoint Thomas P. Gallagher and Barbara Comly, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as executive officers and directors to enable Miami International Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
Thomas P. Gallagher	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2023
Lance Emmons	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023

Signature	Title	Date
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023
	Director	, 2023